This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you are encouraged to consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are subject to this offer to purchase and it is an offence to claim otherwise. This offer to purchase has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this offer to purchase or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

U.S. GOLD CORPORATION and
US GOLD CANADIAN ACQUISITION CORPORATION
OFFER TO PURCHASE
all of the outstanding common shares of
WHITE KNIGHT RESOURCES LTD.
on the basis of
0.35 of an exchangeable share of US Gold Canadian Acquisition Corporation for each White Knight common share

          U.S. Gold Corporation (“U.S. Gold,” “we,” “us,” or “our company”) and its wholly-owned subsidiary, US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”) hereby offer to purchase all of the outstanding common shares of White Knight Resources Ltd. (“White Knight”). The offer will be open for acceptance until the expiry time, which is 5:00 p.m. (Vancouver time) on March 23, 2007, unless extended or withdrawn.

          White Knight’s common shares are listed for trading on the TSX Venture Exchange, or the TSX-V, under the symbol “WKR-V.” Our common stock was quoted on the Over-the-Counter Bulletin Board, or OTCBB, under the symbol “USGL” until it began trading on the American Stock Exchange, or the AMEX, under the symbol “UXG” on December 11, 2006 and is listed for trading on the Toronto Stock Exchange, or the TSX, under the symbol “UXG”. The TSX has conditionally approved the listing of the exchangeable shares. Listing is subject to Canadian Exchange Co. fulfilling all of the requirements of the TSX, including distribution of the exchangeable shares to a minimum number of public shareholders.

          Under the offer, each White Knight common share that is tendered in the offer and accepted for purchase will be exchanged for 0.35 of an exchangeable share of Canadian Exchange Co. The exchangeable shares of Canadian Exchange Co. will be exchangeable for shares of common stock of U.S. Gold on a one-for-one basis and will have the rights, privileges, restrictions and conditions described in this offer.

          The offer is subject to certain conditions, each of which is set forth in the section entitled “The Offer — Conditions of the Offer” on page 44 of this offer.

          The offer is being made only for White Knight’s common shares and is not being made for any warrants, options or other securities that may entitle the holder to acquire common shares of White Knight. Any holder of these securities who wishes to accept the offer must exercise or convert those securities according to their terms and deposit the common shares received upon exercise or conversion in accordance with the procedures described in this offer under the sections entitled “The Offer — Time for Acceptance” and “The Offer — Manner of Acceptance” on pages 46 and 48, respectively, of this offer. Any such exercise or conversion must be sufficiently in advance of the expiry time to permit the common shares acquired on the exercise or conversion of those securities to be tendered in the offer in accordance with these procedures. However, after completion of the offer, we may implement a statutory plan of arrangement or similar transaction providing for the mandatory exchange of all remaining outstanding White Knight common shares for additional exchangeable Shares of Canadian Exchange Co. in order to acquire full ownership of White Knight, which we expect we would structure so that warrants to purchase White Knight common shares would be exchanged for warrants to purchase exchangeable shares of Canadian Exchange Co. and U.S. Gold would assume or adopt the White Knight stock option plan so that options under that plan would be exercisable for shares of common stock of U.S. Gold. See the section entitled “The Offer — Other Terms — Subsequent Acquisition Transaction” on page 55 of this offer.

          The securities offered in this offer involve certain risks. For a discussion of risk factors that you should consider in evaluating the offer, see the section entitled “Risk Factors” beginning on page 21 of this offer.

The dealer managers for the offer are:

In the United States:	In Canada and Countries Outside the United States:
GEORGESON SECURITIES CORPORATION	GMP SECURITIES L.P.

The date of this offer is February 12, 2007

i

INFORMATION CONCERNING WHITE KNIGHT

          We have not had complete access to the non-public books and records of White Knight. We have obtained the information about White Knight contained in this offer from White Knight and publicly available sources. White Knight files audited annual financial statements, unaudited interim financial statements, management’s discussion and analysis, proxy statements or information circulars and other information with the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval or SEDAR and with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The information contained in this offer about White Knight, including Appendix A (Information Concerning White Knight) and all reconciliations of White Knights’ financial information, which White Knight prepares in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, to U.S. generally accepted accounting principles, or U.S. GAAP, and from Canadian dollars to U.S. dollars, included in the historical and pro forma financial information contained in this offer are based exclusively on information taken directly from White Knight’s public reports and securities filings or on information provided to us by White Knight, unless expressly noted otherwise. Although we have no reason to doubt the accuracy or completeness of the information relating to White Knight, we are not in a position to independently assess or verify this information, including White Knight’s financial statements. See the section entitled “Risk Factors — We have been unable to independently verify the reliability of information about White Knight, Nevada Pacific and Tone Resources contained in this offer” on page 21 of this offer.

FORWARD-LOOKING STATEMENTS

          Some of the information included in this offer and certain other documents we filed or will file on SEDAR and with the SEC (as well as information included in other documents accompanying this offer or included in other statements made by us, our representatives, and information about White Knight, Nevada Pacific Gold Ltd., or Nevada Pacific, and Tone Resources Limited, or Tone Resources) may contain forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts, often will be phrased in the future-tense, and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. Forward-looking statements that relate to U.S. Gold or our business are based on our beliefs and expectations about future events, and include statements that reflect management’s plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

          Although we believe that the expectations reflected in any forward-looking statements are reasonable, any or all of the forward-looking statements in this offer or in documents accompanying this offer may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this offer and in documents accompanying this offer, some of which are beyond our control, will be important in determining U.S. Gold’s future performance following a combination, if any, of the businesses or assets of U.S. Gold and White Knight, Nevada Pacific and Tone Resources, which we refer to in this offer as the target companies. Consequently, actual results may differ materially from those predicted in or that might be anticipated from forward-looking statements. Therefore, you should not regard such forward-looking statements as a representation that the predictions or expectations reflected in the forward-looking statements will be achieved, and you should not place undue reliance on such forward-looking statements.

          Uncertainties that could affect the accuracy of forward-looking statements, besides the specific risk factors identified in the section entitled “Risk Factors” beginning on page 21 of this offer, include:

  decisions of foreign countries and banks within those countries;

  technological changes in the mining industry;

  the level of demand for our products;

  changes in our business strategy;

  interpretation of drill hole results and the geology, grade and continuity of mineralization;

  the uncertainty of reserve estimates and timing of development expenditures;

  unexpected changes in business and economic conditions;

  changes in interest rates and currency exchange rates;

  timing and amount of production;

  changes in mining, processing and overhead costs;

  access and availability of materials, equipment, supplies, labor and supervision, power and water;

  results of current and future exploration activities;

  results of pending and future feasibility studies;

  local and community impacts and issues;

  accidents and labor disputes; and

  commodity price fluctuations.

          We undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, other than to reflect a material change in the information previously disclosed, as required by applicable law. You should review our subsequent reports filed from time to time on SEDAR and with the SEC on Forms 10-KSB, 10-QSB and 8-K, and any amendments thereto.

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES

          All references to “$” or “dollars” in this document refer to Canadian dollars, unless otherwise indicated. All financial information contained in this offer is reported in Canadian dollars unless otherwise noted. References to United States dollars in this offer are indicated as “US$”.

          Our financial statements are prepared in accordance with U.S. GAAP. The target companies’ audited consolidated financial statements and the notes thereto are stated by each respective target company to have been prepared in accordance with Canadian GAAP. All reconciliations of the target companies’ financial data from Canadian GAAP to U.S. GAAP and, where applicable, from Canadian dollars to U.S. dollars included in the historical and pro forma financial information contained in this offer are based on information taken directly from the target companies’ public reports and filings or provided to us by the target companies unless expressly noted otherwise.

v

SUMMARY

          This summary highlights information more fully described elsewhere in this offer and may not contain all the information that is important to you. This summary is not intended to be a substitute for the information contained in this offer and is qualified in its entirety by the more detailed descriptions provided elsewhere in this offer, including the section “Risk Factors” beginning on page 21 of this offer and our consolidated pro forma financial statements and notes.

The Offerors

     U.S. Gold

          We are engaged in the exploration for gold and other precious metals. We hold a 100% interest in the Tonkin Springs property in Eureka County, Nevada, subject to paramount title in the United States. This property consists of approximately 44 square miles of unpatented lode mining claims and millsite claims located on the Battle Mountain-Eureka Trend, also known as the Cortez Trend, approximately 45 miles northwest of the town of Eureka in north-central Nevada. We are presently in the exploration stage at the Tonkin Springs property. We have not generated revenue from mining operations since 1990.

          We were organized as a corporation under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, we changed our name to U.S. Gold Corporation.

          Our principal executive offices are located at 2201 Kipling Street, Suite 100, Lakewood, Colorado, 80215 and our telephone number is (303) 238-1438. Our website is www.usgold.com. Our common stock is listed on the Toronto Stock Exchange, or the TSX, under the symbol “UXG” and on the AMEX under the symbol “UXG.” We are subject to the reporting requirements of the Exchange Act and, as such, file or furnish reports and other information on SEDAR and with the SEC from time to time.

          In addition to this offer to purchase all of the outstanding common shares of White Knight, we are making separate offers to purchase all of the outstanding common shares of each of Nevada Pacific and Tone Resources at the same time as this offer. Like White Knight, each of these companies conducts mineral exploration activities in the Cortez Trend in Nevada and has mineral exploration properties that are adjacent to or near our Tonkin Springs property. We believe the significant benefits to combining U.S. Gold, White Knight, Nevada Pacific and Tone Resources include:

  a larger land position within the Cortez Trend and a larger exploration program;

  a stronger cash position and reduced costs;

  enhanced trading liquidity and better market focus; and

  greater technical expertise.

          Upon successful completion of the offers to purchase the outstanding common shares of White Knight, Nevada Pacific and Tone Resources, which we refer to in this offer as the strategic offers, our combined company would strive to become the premier exploration company in Nevada. However, White Knight shareholders should be aware that the successful completion of any or all of our offers to purchase all of the outstanding shares of Nevada Pacific and Tone Resources is not a condition of this offer. See the section entitled “Intentions of the Offerors — Strategic Rationale for the Offer” on page 60 of this offer.

     Canadian Exchange Co.

          Our wholly-owned subsidiary, US Gold Canadian Acquisition Corporation, or Canadian Exchange Co., is a corporation we incorporated under the Business Corporations Act (Alberta) solely for the purpose of making the strategic offers. Canadian Exchange Co. has no significant assets and has not engaged in any business or other activities to date.

          In connection with this offer and the other strategic offers, Canadian Exchange Co. will issue its exchangeable shares in exchange for the validly tendered and not validly withdrawn common shares of each of White Knight,

Nevada Pacific and Tone Resources. The exchangeable shares are being issued in connection with the offers to achieve intended tax efficiencies, as described in the sections entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations” on pages 66 and 76, respectively, of this offer. The exchangeable shares are exchangeable into shares of our common stock on a one-for-one basis and are intended to have, to the extent practicable, the same economic, voting and other rights of our common stock. Under the exchangeable/share provisions, the holders of the exchangeable shares will be entitled to annually elect one of the three directors of Canadian Exchange Co. See the section entitled “The Offer — Exchangeable Shares” on page 36 of this offer.

          Canadian Exchange Co.’s executive office is located at 2900 Manulife Place, 10180-101 Street, Edmonton, Alberta, Canada T5J 3V5 and its telephone number is (780) 423-7100.

White Knight

          White Knight is an exploration company active in finding and generating new mineral prospects. White Knight’s portfolio includes 18 properties, 15 of which are in Nevada’s Cortez Trend. White Knight was incorporated under the laws of British Columbia, Canada on December 18, 1986.

          White Knight’s principal executive offices are located at 922, 510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8. White Knight’s common shares are listed on the TSX-V, and it is subject to the reporting requirements of the Exchange Act, and as such, files or furnishes reports with the SEC.

The Offer

     White Knight Common Shares

          We are offering to purchase, upon the terms and subject to the conditions of the offer, all of the outstanding common shares of White Knight, including any common shares that may be issued after the date of the offer and prior to its expiry time. Each White Knight common share which is tendered in the offer and accepted for purchase will be exchanged for 0.35 of an exchangeable share of Canadian Exchange Co. The exchangeable shares will, under the circumstances described in this offer, be exchangeable for shares of common stock of U.S. Gold on a one-for-one basis.

          Your participation in the offer and the receipt of the exchangeable shares may result in different tax consequences, depending upon facts specific to you. You should carefully review the description of the tax consequences of the proposed transactions under the sections entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations,” on pages 66 and 76, respectively, of this offer, and you are encouraged to seek independent tax advice with respect to your specific circumstances.

     Warrants, Options or Other Securities

          The offer is being made only for common shares of White Knight and is not being made for any warrants, options or other securities that may entitle the holder to acquire common shares of White Knight. Any holder of these securities who wishes to accept the offer must first exercise those securities and tender the common shares issued upon exercise in advance of the expiry time of the offer in accordance with the procedures described under the sections entitled “The Offer — Time for Acceptance” and “— Manner of Acceptance” on pages 46 and 48, respectively, of this offer. However, after completion of the offer, we may implement a subsequent acquisition transaction to acquire full ownership of White Knight, which we expect we would structure so that any White Knight warrants would be exchanged for warrants to purchase exchangeable shares of Canadian Exchange Co. and so that the White Knight stock option plan would be assumed or adopted by us and options to purchase White Knight common shares would entitle the option holders to purchase shares of our common stock, in each case with appropriate adjustments to the exercise price of any warrant or option. See the section entitled “The Offer — Other Terms — Subsequent Acquisition Transaction” on page 55 of this offer.

     Fractional Shares

          Fractional exchangeable shares will not be issued in the offer. Instead, the number of exchangeable shares to be issued to each tendering shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For purposes of this rounding, all White Knight common shares deposited by a tendering shareholder will be aggregated.

     Total Expected Issuance of U.S. Gold Shares

          Based on information provided by White Knight as of February 1, 2007, the total number of White Knight common shares that are outstanding or underlying outstanding options or warrants is 64,379,972. Based on this number and the exchange ratio of 0.35 of an exchangeable share of Canadian Exchange Co., we expect to issue approximately 22,532,990 exchangeable shares of Canadian Exchange Co. in connection with the offer. The disclosure in this offer regarding the anticipated effects of the transactions on our voting power and our shareholders’ ownership percentage in us after giving effect to the proposed acquisition of White Knight and the other target companies and upon the exchange of the exchangeable shares for shares of our common stock is based on this expectation.

Background and Reason for the Issuance of the Exchangeable Shares

          The exchangeable shares are being issued in connection with this offer in lieu of U.S. Gold common stock to enable, to the extent permissible and applicable, the White Knight shareholders to take advantage of a full or partial tax deferral (rollover) available under the Income Tax Act (Canada), as amended, or the Tax Act as described in the sections entitled “The Offer — Exchangeable Shares” on page 36 of this offer, “Material Canadian Federal Income Tax Considerations” on page 66 of this offer and “Material U.S. Federal Income Tax Considerations” on page 76 of this offer. The exchangeable shares, by virtue of the redemption and exchange rights attaching to them and the provisions of the Voting and Exchange Trust Agreement and the Support Agreement described below, are intended to provide the holders with the economic and voting rights that are, as nearly as practicable, equivalent to those of a share of common stock of U.S. Gold.

Conditions of the Offer

          The offer is subject to a number of conditions, which are described below under the heading “The Offer —Conditions of the Offer” on page 44 of this offer and include that:

     (i) at least the greater of (1) 66 2 / 3 % of White Knight common shares deemed outstanding on a fully-diluted basis or (2) 80% of the issued and outstanding White Knight common shares shall have been validly deposited at the time the White Knight common shares are accepted for purchase under the offer;

     (ii) White Knight shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing our ability to acquire White Knight or otherwise diminishing our expected economic value of the acquisition of White Knight;

     (iii) the additional shares of common stock of U.S. Gold issuable upon exchange of the exchangeable shares offered under this offer shall have been approved for listing on the TSX and AMEX, and the exchangeable shares shall have been approved for listing on the TSX;

     (iv) the registration statement of which this offer is a part for the exchangeable shares and the shares of our common stock that may be issued upon the exchange of the exchangeable shares shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement or a proceeding seeking a stop order shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the SEC;

     (v) all necessary orders shall have been obtained from relevant Canadian securities regulatory authorities in respect of the exchangeable shares to be issued in the offer, the shares of our common stock that may be issued upon the exchange of any such exchangeable shares and the resale of the exchangeable shares or shares of our common stock;

     (vi) our shareholders shall have approved prior to the expiry time (1) an amendment to our articles of incorporation to create a new class of our stock comprised of one share of preferred stock, designated Series A Special Voting Preferred Stock, no par value, to be issued in connection with the strategic offers; (2) the issuance of the exchangeable shares of Canadian Exchange Co., in connection with the strategic offers, and (3) the issuance of an equivalent number of shares of common stock of U.S. Gold upon the exchange of the exchangeable shares; and

     (vii) all necessary approvals, consents, clearances or waivers have been obtained or received from any governmental regulatory agency, authority or commission in connection with the offer.

Time and Manner of Acceptance

          The offer is open for acceptance, unless withdrawn or extended at our sole discretion, until 5:00 p.m. (Vancouver Time) on March 23, 2007, or the expiry time. We may extend or change the expiry time to any later time or times and date or dates as we may fix from time to time, as described under the heading “The Offer — Extension of the Expiry Time or Variation or Change of the Offer” on page 46 of this offer.

          You may accept the offer by depositing the originally executed certificate or certificates representing White Knight common shares you desire to tender, together with a duly completed and signed letter of transmittal (printed on blue paper), at the offices of Kingsdale Shareholder Services Inc., which is acting as depositary, specified in the letter of transmittal at or before the expiry time of the offer. The offer will be deemed to be accepted only if the depositary has actually received these documents at or before the expiry time of the offer. If your shares are registered in the name of a broker, dealer, bank, trust company or other nominee you should request your nominee to effect the transaction. If your stock certificate for your White Knight common shares is not immediately available or has been lost, you may use the procedures for guaranteed delivery set forth in the notice of guaranteed delivery (printed on green paper). See the section entitled “The Offer — Manner of Acceptance” on page 48 of this offer.

Acceptance for Purchase of, and Payment for, Deposited White Knight Common Shares

          If all conditions described in the section entitled “The Offer — Conditions of the Offer” on page 44 of this offer have been satisfied or waived by us, in which case the condition or conditions waived by us will be waived with respect to all White Knight shareholders, at the expiry time, all White Knight common shares that have been properly deposited and not withdrawn will be required, in accordance with applicable U.S. and Canadian law, to be accepted by us for purchase and paid for through the issuance of exchangeable shares promptly following the expiry time and pursuant to Canadian law, in any event, not later than 10 days after the expiry time. Canadian law also requires that the exchangeable shares be issued to all holders of White Knight common shares accepted for purchase within 3 business days of our accepting those shares for purchase. For the purposes of this offer, the term business day means, in the U.S., any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Denver, Colorado under applicable law, and means, in Canada, any day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario. See the section entitled “The Offer — Acceptance for Purchase of, and Payment for, Deposited White Knight Common Shares” on page 49 of this offer.

Right to Withdraw

          All deposits of White Knight common shares under the offer are irrevocable, unless withdrawn by a White Knight shareholder. Shareholders may withdraw any deposited common shares before the common shares are accepted by us, if we have not issued the exchangeable shares in consideration for these shares within three business days after having been accepted, and under certain other circumstances. See the section entitled “The Offer —Right to Withdraw” on page 52 of this offer.

Risk Factors

          An investment in the exchangeable shares and the business combination with White Knight are subject to certain risks. See the section entitled “Risk Factors” beginning on page 21 of this offer.

Dissenters’ Rights

          No dissenters’ rights are available in connection with the offer. However, if after completion of the offer we determine to acquire any remaining interests in White Knight by way of a plan of arrangement or other similar transaction, White Knight’s remaining shareholders may have the right to dissent and demand payment of the fair value of their common shares under Section 238 of the Business Corporations Act (British Columbia). If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their common shares. This judicially determined fair value of White Knight common shares could be more or less than the amount paid per White Knight common share in the subsequent acquisition transaction or in the offer. See the section entitled “The Offer — Other Terms — Dissenters’ Rights” on page 54 of this offer.

Purpose of the Offer

          We are making the offer in order for us ultimately to acquire, directly or indirectly, all of the issued and outstanding White Knight common shares. If the conditions of the offer are satisfied or waived and we accept for purchase and pay for White Knight common shares validly tendered in the offer, we currently intend to acquire, directly or indirectly, any remaining outstanding White Knight common shares in accordance with applicable law by way of a subsequent acquisition transaction. See the section entitled “The Offer — Other Terms — Subsequent Acquisition Transaction” on page 55 of this offer.

Subsequent Acquisition Transaction

          We or Canadian Exchange Co. intend to cause a special meeting of White Knight shareholders to be held following completion of the offer to consider a statutory plan of arrangement under which:

     (i) all remaining outstanding White Knight common shares would be exchanged for exchangeable shares of Canadian Exchange Co. in order to acquire full ownership of White Knight;

     (ii) warrants to purchase White Knight common shares would be exchangeable for warrants to purchase exchangeable shares of Canadian Exchange Co., with appropriate adjustments to the exercise prices of these warrants;

     (iii) White Knight shareholders who did not deposit their common shares under the offer would be entitled to receive exchangeable shares in the same exchange ratio offered in the offer; and

     (iv) the White Knight stock option plan would be assumed or adopted by U.S. Gold so that options under that plan would be exercisable for shares of U.S. Gold common stock with appropriate adjustments to the exercise prices of these options.

          See the section entitled “The Offer — Other Terms — Subsequent Acquisition Transaction” on page 55 of this offer.

Plans for White Knight

          Upon successful completion of the offer and any subsequent acquisition transaction, we intend to take appropriate actions to optimize and rationalize the combined entities’ assets, operations, management, personnel, general and administrative functions and corporate structure. If permitted by applicable law, subsequent to the completion of the offer and any subsequent acquisition transaction, if necessary, we intend to delist the White Knight common shares from the TSX-Vand cause White Knight to cease to be a reporting issuer under the securities laws of all applicable jurisdictions.

Other Target Companies

          Each of the other target companies is an exploration stage company based in Vancouver, British Columbia engaged in the acquisition and exploration of mineral properties primarily located on the major gold trends in the north-central region of Nevada.

          Nevada Pacific. Nevada Pacific owns an exploratory property portfolio covering approximately 890 square miles of mineral rights in Mexico, including the Magistral Gold Mine, ten properties in Nevada and one in Utah. The Nevada property portfolio covers approximately 85 square miles, including portions of two significant gold producing regions: the Battle Mountain/Eureka Trend/Cortez Trend and the Carlin Trend. We intend to offer to purchase all of the outstanding shares of Nevada Pacific on the basis of 0.23 of an exchangeable share for each common share of Nevada Pacific. Nevada Pacific’s common shares are listed on the TSX-V under the symbol “NPG.”

          Tone Resources. Tone Resources is focused on gold and holds substantially all interests in eight projects (10 claim groups) in Elko, Eureka, Lander, and Pershing counties in Nevada. All of Tone Resources’ properties are located near infrastructure facilities of currently producing gold mines. We intend to offer to purchase all of the outstanding shares of Tone Resources on the basis of 0.26 of an exchangeable share for each common share of Tone Resources. Tone Resources’ common shares are listed on the TSX-V under the symbol “TNS-V” and quoted on the Pink Sheets under the symbol “TONRF.”

          Audited financial statements and unaudited interim financial statements of Nevada Pacific and Tone Resources are included in Appendices C and D, respectively, of this offer.

Interests of Certain Related Parties in the Offer

          As of the date of this offer, Robert R. McEwen, our Chairman and Chief Executive Officer, beneficially owns 9,552,427 White Knight common shares, which represents approximately 16% of the outstanding White Knight common shares as of February 1, 2007. Mr. McEwen also beneficially owns 25,000,000 and 5,000,000 common shares of Nevada Pacific and Tone Resources, respectively (assuming full exercise of all outstanding warrants), which represents approximately 30% and 22%, respectively, of the outstanding common shares of these companies based on information provided to us by these companies. As a shareholder of each target company and of U.S. Gold, Mr. McEwen may have interests that differ from the holders of White Knight common shares. See the section entitled “Relationships Between the Offerors and White Knight” on page 64 of this offer.

Certain Effects of the Strategic Offers

          If all of the strategic offers are successfully completed and the subsequent acquisitions consummated to the extent necessary, the voting power of our existing shareholders will be diluted. It is expected that the former shareholders of White Knight, Nevada Pacific and Tone Resources will own, in the aggregate exchangeable shares entitling them to approximately 46% of the aggregate voting power of U.S. Gold (or approximately 44% on a fully-diluted basis). As a result of the strategic offers, we may experience a change in control, although it appears unlikely that will be the case upon issuance of the shares due to Mr. McEwen’s ownership in the target companies. See the section entitled “Relationships Between the Offerors and White Knight — Beneficial Ownership of and Trading in Securities of White Knight” on page 64 of this offer. If all of the strategic offers are successfully completed and the subsequent acquisitions consummated to the extent necessary, the former shareholders of White Knight, Nevada Pacific and Tone Resources other than Mr. McEwen will own, in the aggregate, exchangeable shares entitling them to approximately 38% of the aggregate voting power of U.S. Gold) (or approximately 35% on a fully-diluted basis).

Selected Historical Financial Data of U.S. Gold

          The following are selected consolidated financial data for U.S. Gold for each of the years in the five-year period ended December 31, 2005 and for the nine months ended September 30, 2006 and 2005. The information with respect to each of the years in the five-year period ended December 31, 2005 has been derived from and should be read in conjunction with the audited consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-KSB, as amended, for the fiscal years ended December 31, 2005 included in Appendix K (Information Concerning U.S. Gold Corporation) of this offer and our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed with the SEC on March 30, 2005. The information with respect to the nine-month periods ended September 30, 2006 and 2005 has been derived from and should be read in conjunction with our unaudited consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Report on Form 10-QSB, as amended, for the quarter ended September 30, 2006, included in Appendix M (Certain Financial Statements of U.S. Gold Corporation) of this offer. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. All of our historical financial data is presented in accordance with U.S. GAAP. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

          This selected historical financial data should be read together with the selected unaudited pro forma consolidated financial information beginning on page 9 of this offer.

U.S. Gold Historical Financial Data

	Nine Months Ended		Fiscal Year Ended
	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(US$ in thousands except share data)
Operating data
Other income	$1,884	$1,038	$1,052	$39	$636	$56	$560
Net loss from operations before
cumulative-effect gain on
accounting change	$(63,985)	$(2,346)	$(2,991)	$(794)	$(1,027)	$(1,375)	$(136)
Net loss	$(63,985)	$(2,346)	$(2,991)	$(794)	$(623)	$(1,375)	$(136)
Basic and diluted loss per share .	$(1.76)	$(0.10)	$(0.12)	$(0.04)	$(0.04)	$(0.09)	$(0.01)
Weighted average shares .	36,366,608	23,495,593	25,931,172	20,028,173	17,696,098	15,334,157	14,011,400
Balance sheet data
Cash, cash equivalents and short
term investments	$60,641	$1,351	$678	$75	$198	$4	$72
Inventories	0	0	0	0	0	0	0
Property, plant and equipment .	593	14	53	104	8	15	25
Other sets .	6,217	3,740	4,810	1,256	1,595	3,455	3,406
Total assets .	$67,451	$5,105	$5,541	$1,435	$1,801	$3,474	$3,503
Current liabilities .	$4,235	$120	$1,791	$35	$80	$434	$29
Long-term obligations	9	0	16	570	545	545	420
Other long-term liabilities and
deferred gain	2,842	1,807	1,201	0	0	1,826	1,826
Shareholders’ equity .	60,365	3,178	2,533	830	1,176	669	1,228
Total liabilities and shareholders’
equity	$67,451	$5,105	$5,541	$1,435	$1,801	$3,474	$3,503

Selected Historical Financial Data of White Knight

          The following selected historical financial data of White Knight is derived from White Knight’s publicly filed consolidated financial statements for each of the years in the five-year period ended June 30, 2006 and for the three months ended September 30, 2006 and 2005. This summary data should be read together with White Knight’s financial statements and the accompanying notes included in Appendix B (Financial Statements of White Knight). White Knight’s publicly filed financial statements are, according to White Knight, prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects and are presented in Canadian dollars, unless otherwise indicated. See the sections entitled “Reporting Currencies and Financial Principles” on page v and “Differences Between Canadian (“CDN”) and United States (“US”) GAAP” contained in Appendix B (Financial Statements of White Knight). For purposes of this offer, we have provided selected historical financial data for the fiscal quarters ended September 30, 2006 and 2005 and the fiscal years ended June 30, 2006, 2005, 2004, 2003 and 2002 in Canadian GAAP, as well as a reconciliation to U.S. GAAP for the fiscal years ended June 30, 2006, 2005, and 2004. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

White Knight Historical Financial Data

($ in thousands,	Fiscal Quarter Ended September 30,				Fiscal Year Ended June 30,
except per share data)	2006	2006	2005	2005	2006	2006	2005	2005	2004	2004	2003	2002
	Canadian	U.S. GAAP	Canadian	U.S. GAAP	Canadian	U.S. GAAP	Canadian	U.S. GAAP	Canadian	U.S. GAAP	Canadian	Canadian
	GAAP		GAAP		GAAP		GAAP		GAAP		GAAP	GAAP
Operating data
Interest income	$129	$129	$29	$29	$442	$442	$262	$262	$98	$98	$8	$24
Net loss	(180)	(563)	(302)	$(1,046)	(3,307)	(5,833)	(1,063)	(2,423)	(1,664)	(2,448)	(358)	(1,679)
Basic and diluted loss
per share .	$(0.003)	$(0.01)	$(0.005)	$(0.02)	$(0.06)	$(0.10)	$(0.02)	$(0.05)	$(0.04)	$(0.06)	$(0.01)	$(0.06)
Balance sheet data
Cash, cash equivalents
and short term
investments	$12,674	$12,733	$—	$—	$13,505	$13,554	$11,178	$11,214	$9,846	$9,846	$133	$509
Inventories	0	0	—	—	0	0	0	0	0	0	0	0
Property, plant and
equipment	1,062	1,062	—	—	931	931	139	139	86	86	7	9
Mineral properties and
deferred exploration
costs .	7,069	779	—	—	6,664	767	3,965	617	2,487	534	1,611	1,367
Other assets	420	420	—	—	402	402	415	415	301	301	161	249
Total assets	$21,225	$14,994	$—	$—	$21,502	$15,654	$15,697	$12,385	$12,720	$10,767	$1,912	$2,134
Current liabilities	$273	$$273	$—	$—	$433	$433	$180	$180	$130	$130	$234	$140
Long-term obligations	0	0	—	—	0	0	0	0	0	0	0	0
Other long-term
liabilities	166	166	—	—	166	166	0	0	0	0	0	0
Shareholders’ equity	20,786	14,555	—	—	20,903	15,055	15,517	12,205	12,590	10,637	1,678	1,994
Total liabilities and
shareholders’ equity	$21,225	$14,994	$—	$—	$21,502	$15,654	$15,697	$12,385	$12,720	$10,767	$1,912	$2,134

Summary Selected Unaudited Pro Forma Consolidated Financial Data for U.S. Gold and White Knight

          The following summary selected unaudited pro forma consolidated financial data has been prepared to give effect to our proposed acquisition of White Knight as if it had been completed on January 1, 2005.

          The selected unaudited pro forma consolidated financial data presented below are presented in accordance with U.S. GAAP and in U.S. dollars. Because White Knight has a different fiscal year end and interim period than U.S. Gold and its financial statements are prepared in accordance with Canadian GAAP in Canadian dollars, we have prepared the following unaudited pro forma financial data in U.S. dollars and in accordance with U.S. GAAP based on quarterly financial data, including reconciliations from Canadian GAAP to U.S. GAAP, provided to us by White Knight. The selected unaudited pro forma consolidated financial data presented below are for illustrative purposes only and are not necessarily indicative of the actual operating results or financial position that would have resulted if we and White Knight had combined at the beginning of the periods presented, nor is it necessarily indicative of any future operating results or financial position of U.S. Gold if combined with White Knight. To construct the pro forma financial information, we allocated the proposed purchase price of White Knight using our best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to the business of White Knight, the assumptions and estimates reflected herein could change significantly. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma consolidated financial data below are preliminary and subject to change. In addition, the selected unaudited pro forma consolidated financial data presented below does not reflect any potential operating efficiencies of the combined entities. For additional information concerning the basis of presentation of the pro forma consolidated financial information, see the notes to the unaudited pro forma consolidated financial statements set forth in Appendix F (Unaudited Pro Forma Consolidated Financial Statements of U.S. Gold) to this offer.

          We have not had complete access to the non-public books and records of White Knight. As a result, some of the historical financial information regarding White Knight used by us in the preparation of this summary has been derived from the publicly filed documents of White Knight. Although we have no reason to doubt the accuracy or completeness of White Knight’s publicly filed documents or of the financial data it has provided to us for purposes of preparing the following unaudited pro forma consolidated financial data, we are not in a position to independently assess or verify that information, including its financial statements. See the section entitled “Risk Factors — We have been unable to independently verify the reliability of information about White Knight, Nevada Pacific and Tone Resources contained in this offer” on page 21 of this offer. This summary data should be read together with the unaudited pro forma consolidated financial statements as at and for the nine months ended September 30, 2006 and for the year ended December 31, 2005 included in Appendix F (Unaudited Pro Forma Consolidated Financial Statements of U.S. Gold) and in Appendix G (Unaudited Pro Forma Consolidated Supplementary Financial Statements of U.S. Gold).

          Data for Canadian Exchange Co. has not been included because it had not yet been formed or did not conduct business during any of the periods discussed below.

U.S. Gold and White Knight
Summary Selected Unaudited Pro Forma
Consolidated Financial Data

	Year Ended	Nine Months Ended
	December 31,	September 30,
U.S. GAAP	2005	2006
	(US$ in thousands except per share
	data)
Operating data
Other income	$1,400	$2,201
Net loss from operations before cumulative-effect gain on accounting
change	$(5,648)	$(67,448)
Net loss	$(5,648)	$(67,448)
Basic and diluted loss per share .	$(0.12)	$(1.18)
Weighted average shares	46,715,912	57,151,348
Balance sheet data
Cash, cash equivalents and short term investments	—	$72,101
Inventories	—	0
Property, plant and equipment	—	1,549
Mineral properties and deferred exploration costs	—	153,655
Other assets	—	6,594
Total assets	—	$233,899
Current liabilities	—	$5,420
Long-term obligations	—	9
Other long-term liabilities and deferred gain	—	36,639
Shareholders’ equity	—	191,831
Total liabilities and shareholders’ equity	—	$233,899

Summary Selected Unaudited Pro Forma Consolidated Supplementary Financial Data for U.S. Gold and White Knight, Nevada Pacific and Tone Resources

          The following summary selected unaudited pro forma consolidated supplementary financial data has been prepared to give effect to all of our proposed acquisitions of White Knight, Nevada Pacific and Tone Resources as if all of them had been completed on January 1, 2005.

          The selected unaudited pro forma consolidated financial data presented below are presented in accordance with U.S. GAAP and in U.S. dollars and are constructed as a result of each of the target companies having different fiscal year ends than U.S. Gold. The selected unaudited pro forma consolidated financial data presented below are for illustrative purposes only and are not necessarily indicative of the actual operating results or financial position that would have resulted if we and any or all of the target companies had combined at the beginning of the periods presented, nor is it necessarily indicative of any future operating results or financial position of U.S. Gold if combined with one or more of the target companies. To construct the pro forma financial information, we allocated the proposed purchase price of each target company using our best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to the businesses of any of the target companies, the assumptions and estimates reflected herein could change significantly. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma consolidated financial data below are preliminary and subject to change. In addition, the selected unaudited pro forma consolidated financial data presented below does not reflect any potential operating efficiencies resulting from the acquisitions. For additional information concerning the basis of presentation of the pro forma consolidated financial information, see the notes to the unaudited pro forma consolidated financial statements set forth in Appendix G (Unaudited Pro Forma Consolidated Supplementary Financial Statements of U.S. Gold) to this offer.

          We have not had complete access to the non-public books and records of White Knight, Nevada Pacific and Tone Resources. As a result, some of the historical financial information regarding White Knight, Nevada Pacific and Tone Resources used by us in the preparation of this summary has been derived in part from the publicly filed documents of White Knight, Nevada Pacific and Tone Resources. In addition, because the target companies have different fiscal year ends than U.S. Gold, and their respective financial statements are prepared in accordance with Canadian GAAP and, with the exception of Nevada Pacific, in Canadian dollars, we have prepared the following unaudited pro forma financial data in U.S. dollars and in accordance with U.S. GAAP based on quarterly financial data, including reconciliations from Canadian GAAP to U.S. GAAP, provided to us by White Knight, Nevada Pacific and Tone Resources. Although we have no reason to doubt the accuracy or completeness of the publicly filed documents of White Knight, Nevada Pacific and Tone Resources or of the financial data they have provided to us for purposes of preparing the following unaudited pro forma consolidated financial data, we are not in position to independently assess or verify that information, including any financial statements. See the section entitled “Risk Factors — We have been unable to independently verify the reliability of information about White Knight, Nevada Pacific and Tone Resources contained in this offer” on page 21 of this offer.

          This summary data should be read together with our unaudited pro forma consolidated supplementary financial statements as at December 31, 2005 and for the year then ended and as at September 30, 2006, included in Appendix G (Unaudited Pro Forma Consolidated Supplementary Financial Statements of U.S. Gold).

          Data for Canadian Exchange Co. has not been included because it had not yet been formed or did not conduct business during any of the periods discussed below.

Summary Selected Unaudited Pro Forma
Consolidated Supplementary Financial Data
for U.S. Gold and White Knight,
Nevada Pacific and Tone Resources

	Year Ended	Nine Months Ended
	December 31,	September 30,
U.S. GAAP	2005	2006
	(US$ in thousands except per share
	data)
Operating data
Mining revenue	$8,881	$3,696
Other income	$1,514	$2,252
Net loss from operations before cumulative-effect gain on accounting
change	$(10,967)	$(73,436)
Net loss	$(10,967)	$(73,436)
Basic and diluted loss per share	$(0.16)	$(0.93)
Weighted average shares	68,134,005	78,569,441
Balance sheet data
Cash, cash equivalents and short term investments	—	$76,768
Inventories	—	463
Property, plant and equipment	—	10,096
Mineral properties and deferred exploration costs	—	330,108
Other assets	—	7,230
Total assets	—	$424,665
Current liabilities	—	$7,583
Long-term obligations	—	9
Other long-term liabilities and deferred gain	—	77,196
Shareholders’ equity	—	339,877
Total liabilities and shareholders’ equity	—	$424,665

Unaudited Historical and Pro Forma Comparative Per Share Information

          The following tables summarize unaudited per share information for U.S. Gold and White Knight separately on a historical basis and on an equivalent unaudited pro forma consolidated basis to give effect to our acquisition of White Knight as if it had been completed on January 1, 2005. This information should be read in conjunction with:

  Our audited consolidated financial statements included in our Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2005 and our unaudited consolidated interim financial statements included in our Quarterly Report on Form 10-QSB, as amended, for the quarter ended September 30, 2006, included in Appendix M (Certain Financial Statements of U.S. Gold Corporation);

  White Knight’s audited consolidated financial statements for the fiscal year ended June 30, 2006 included in Appendix B (Financial Statements of White Knight);

  Our unaudited pro forma consolidated financial statements as at December 31, 2005 and for the year then ended included in Appendix F (Unaudited Pro Forma Consolidated Financial Statements of U.S. Gold); and

  Our unaudited pro forma consolidated supplementary financial statements as at December 31, 2005 and September 30, 2006, and for the year and interim period then ended, respectively, included in Appendix G (Unaudited Pro Forma Consolidated Supplementary Financial Statements of U.S. Gold).

          The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the actual operating results or financial position that would have resulted if we and White Knight, or we and any or all of the target companies had combined at the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total shareholders’ equity by the number of shares outstanding at the end of the period. The unaudited pro forma consolidated income per share is computed by dividing the unaudited pro forma consolidated income from continuing operations available to holders of common stock by the unaudited pro forma consolidated weighted average number of shares outstanding. The unaudited pro forma consolidated book value per share is computed by dividing total unaudited pro forma consolidated shareholders’ equity by the unaudited pro forma consolidated number of common stock outstanding at the end of the period. The historical per share information of U.S. Gold and White Knight was derived from our and White Knight’s respective historical annual financial statements and are constructed as a result of White Knight having a different fiscal year end and interim period than U.S. Gold.

          We have not had complete access to the non-public books and records of White Knight. We have, however, obtained the information contained herein relating to White Knight from White Knight and from publicly available sources. Although we have no reason to doubt the accuracy or completeness of the public filings of White Knight, we are not in a position to independently assess or verify that information, including any financial statements. See the section entitled “Risk Factors — We have been unable to independently verify the reliability of information about White Knight, Nevada Pacific and Tone Resources contained in this offer” on page 21 of this offer.

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2006	2005
	(U.S. GAAP)
U.S. Gold — Historical (US$)
Historical per common share:
Income per basic share	$(1.76)	$(0.12)
Income per diluted share	$(1.76)	$(0.12)
Dividends declared	$0	$0
Book value per share	$1.21	$0.08

	Three Months Ended	Year Ended
	September 30,	June 30,
	2006	2006
	(Canadian GAAP)
White Knight — Historical
Historical per common share:
Income per basic share	$(0.003)	$(0.06)
Income per diluted share	$(0.003)	$(0.06)
Dividends declared	$0	$0
Book value per share	$0.35	$0.35

	Three Months Ended	Year Ended
	September 30,	June 30,
	2006	2006
	(U.S. GAAP)	(U.S. GAAP)

White Knight — Historical
Historical per common share:
Income per basic share	$(0.01)	$(0.10)
Income per diluted share	$(0.01)	$(0.10)
Dividends declared	$0	$0
Book value per share	$0.25	$0.25

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2006	2005
	(U.S. GAAP)
Unaudited Pro forma Condensed Combined U.S. Gold and
White Knight (US$)
Unaudited pro forma condensed combined per common share of
U.S. Gold:
Income per basic share	$(1.18)	$(0.12)
Income per diluted share	$(1.18)	$(0.12)
Dividends declared	$0	$0
Book value per share	$2.71	$—

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2006	2005
	(U.S. GAAP)
Unaudited Pro forma Condensed Combined U.S. Gold and
White Knight, Tone Resources and Nevada Pacific (US$)
Unaudited pro forma condensed combined per common share of
U.S. Gold:
Income per basic share	$(0.93)	$(0.16)
Income per diluted share	$(0.93)	$(0.16)
Dividends declared	$0	$0
Book value per share	$3.69	$—

Currency Exchange Rates

          The following table sets forth the rate of exchange for one U.S. dollar expressed in Canadian dollars, for each period indicated: (i) the exchange rate at the end of the period; (ii) the average rate; and (iii) the high and low rates for each year. For the purposes of this section, rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

			Year Ended December 31,
	Nine Months Ended				($)
	September 30,
	2006	2005	2005	2004	2003	2002	2001

High rate during
year	$—	$—	$1.2703	$1.3970	$1.5750	$1.6128	$1.5849
Low rate during
year	—	—	1.1560	1.1775	1.2923	1.5108	1.4933
Rate at end of
period	1.1151	1.1607	1.1656	1.2034	1.2923	1.5800	1.5925
Average rate for
period	1.1324	1.2237	1.2083	1.2984	1.3916	1.5702	1.5519

          On March 3, 2006, the last trading day before the announcement of our proposed business combination with White Knight, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.1352. On February 2, 2007, the most recent trading day practicable before the filing of this offer, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.1838. The table below sets forth the high and low exchange rate for one U.S. dollar expressed in Canadian dollars for each month during the past six months preceding the date of this offer.

	High	Low
	($)
August 2006	1.1312	1.1078
September 2006	1.1272	1.1056
October 2006	1.1384	1.1154
November 2006	1.1474	1.1275
December 2006	1.1652	1.1415
January 2007	1.1824	1.1647
February 1, 2007 to February 2, 2007	1.1838	1.756

Comparative Market Data

          The White Knight common shares are currently traded on the TSX-V under the symbol “WKR-V.” Our common stock is listed on the TSX under the symbol “UXG” and the AMEX under the symbol “UXG”. The following table sets forth the closing prices of the White Knight common shares as reported on the TSX-V and shares of our common stock as reported on the AMEX, the TSX, the OTCBB and the TSX-V, as applicable, on (1) March 3, 2006, the last trading day preceding the public announcement of the proposed business combination with White Knight and (2) February 2, 2007, the most recent trading day practicable before the filing of this offer. Our common stock began trading on the TSX on August 30, 2006 and was quoted on the OTCBB until it began trading on the AMEX on December 11, 2006.

	AMEX		TSX		OTCBB		TSX-V
	March 3,	February 2,	March 3,	February 2,	March 3,	February 2,	March 3,	February 2,
Issuer	2006	2007	2006	2007	2006	2007	2006	2007
		(US$)		($)		(US$)		($)
White Knight	—	—	—	—	—	—	1.79	1.93
U.S. Gold	—	4.98	—	5.89	5.65	—	—	—

Comparative Per Share Market Price and Dividend Information

          The following table sets forth, for each of the calendar quarters ending on the dates indicated, the reported high and low sales prices per share, and the average daily trading volumes, reported by the TSX-V, the TSX, the OTCBB and the AMEX, as applicable. Neither we nor White Knight declared dividends on our respective shares during these periods.

          Data for Canadian Exchange Co. has not been included because it had not yet been formed or did not conduct business during any of the periods discussed below. Our common stock began trading on the TSX on August 30, 2006 and was quoted on the OTCBB until it began trading on the AMEX on December 11, 2006.

	U.S. Gold			U.S. Gold			U.S. Gold			White Knight
	AMEX			OTCBB			TSX			TSX-V
			Avg.			Avg.			Avg.			Avg.
			Daily			Daily			Daily			Daily
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
		(US$)			(US$)			($)			($)
2004
March 31	—	—	—	1.85	0.81	77,486	—	—	—	0.92	0.55	89,475
June 30	—	—	—	1.06	0.61	42,638	—	—	—	1.61	0.50	238,603
September 30	—	—	—	0.75	0.40	44,432	—	—	—	1.49	0.87	190,026
December 31	—	—	—	0.57	0.40	24,155	—	—	—	1.20	0.70	114,153
2005
March 31	—	—	—	0.44	0.37	44,061	—	—	—	0.93	0.60	74,462
June 30	—	—	—	0.60	0.30	24,751	—	—	—	0.92	0.55	28,696
September 30	—	—	—	2.82	0.35	304,298	—	—	—	1.80	0.85	319,662
December 31	—	—	—	3.96	1.94	243,627	—	—	—	2.10	1.31	158,204
2006
March 31	—	—	—	9.09	3.48	276,535	—	—	—	2.39	1.40	260,589
June 30	—	—	—	10.30	5.75	310,081	—	—	—	3.10	1.66	234,505
September 30	—	—	—	9.20	3.95	242,550	7.50	4.48	18,005	2.45	1.46	82,446
December 31	6.00	4.81	210,450	5.59	4.05	341,947	6.87	4.61	23,645	1.99	1.39	70,257
Through
February 2,
2007	5.25	4.31	191,609	—	—	—	6.76	5.11	23,346	1.94	1.30	38,304

Investment Considerations

          We believe that the consideration offered for the White Knight common shares under the offer is fair. You are urged to consider the following factors in making your decision to accept the offer:

     (i) the consideration offered represents a premium for White Knight shareholders of approximately 25% based on the closing prices of White Knight common shares on the TSX-Vand the shares of common stock of U.S. Gold on the OTCBB on March 3, 2006, the last trading day prior to the announcement of this offer, and a premium for White Knight shareholders of approximately 6.8% based on the closing prices of White Knight common shares on the TSX-Vand the shares of common stock of U.S. Gold on the TSX on February 2, 2007, the most recent trading day practicable before the filing of this offer;

     (ii) we believe that there are significant benefits to bringing together U.S. Gold with White Knight and with the two other target companies exploring in the Cortez Trend in Nevada;

     (iii) the liquidity and trading price of the White Knight common shares may be adversely affected if we are not successful in acquiring 100% of the White Knight common shares; and

     (iv) the White Knight common shares may fail to meet the criteria for continued listing on the TSX-V even if we are not successful in acquiring 100% of the outstanding White Knight common shares. Additional factors we urge you to consider when determining whether to accept the offer are set forth in the section entitled “Investment Considerations” on page 62 of this offer.

Income Tax Considerations

     Material Canadian Federal Income Tax Considerations

          The disposition of White Knight common shares (and ancillary rights as defined in the section entitled “Material Canadian Federal Income Tax Considerations — Receipt of Ancillary Rights” on page 67 of this offer) in the offer may be a taxable event to a Canadian resident White Knight shareholder. However, a Canadian resident White Knight shareholder who disposes of his or her White Knight common shares for consideration that includes exchangeable shares (and ancillary rights) and who makes a valid tax election with Canadian Exchange Co., and filed such election in the prescribed form and within the prescribed time may obtain a full or partial tax deferral (rollover) of any capital gains otherwise arising upon the disposition of those shares. A White Knight shareholder who is not a Canadian resident and for which the White Knight common shares is not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of those shares.

          The exchangeable shares may be “qualified investments” for Registered Retirement Savings Plans, Registered Retirement Income Funds, Deferred Profit Sharing Plans and Registered Education Savings Plans for Canadian income tax purposes provided they are listed on a “prescribed stock exchange” (which currently includes the TSX).

          A more detailed description of the Canadian federal income tax consequences of the offer is set forth below under the heading “Material Canadian Federal Income Tax Considerations” on page 66 of this offer. White Knight’s Canadian resident shareholders should be aware that the Canadian federal income tax consequences of the offer may depend upon their own individual situations, and that participating in the offer may subject them to federal, provincial or foreign tax consequences that are not discussed in this offer. You are urged to consult your own tax advisor for a full understanding of the tax consequences of participating in the offer.

     Material U.S. Federal Income Tax Considerations

          The offer is structured with the intent to qualify as a tax-deferred exchange under Sections 368 or 351 of the U.S. Internal Revenue Code of 1986, as amended, referred to herein as the “Code,” provided that certain conditions and requirements are met. However, in its Form 20-F filed with the U.S. Securities and Exchange Commission on October 20, 2006, White Knight has stated that it believes that it has been and continues to be a “passive foreign investment company” or “PFIC” within the meaning of Section 1297 of the Code. We have not verified whether this is the case. If White Knight is a PFIC, a U.S. shareholder of White Knight who has not made certain elections under the PFIC rules will be subject to tax under a special tax regime applicable to PFICs on gain realized with respect to the exchange of such shareholder’s White Knight shares for exchangeable shares and will not be eligible for tax-deferred treatment. Moreover, there is no direct authority addressing the proper characterization of instruments similar to the exchangeable shares and the exchange of common stock for exchangeable shares for U.S. federal income tax purposes. As a result, there is uncertainty concerning the treatment of the exchange of White Knight common shares. No rulings from the U.S. Internal Revenue Service or opinions of counsel will be requested in connection with the offer on the U.S. tax consequences of the offer.

          You should be aware that the U.S. federal income tax consequences of the offer may depend upon your own individual situation, including your situation with respect to the PFIC rules, and that participating in the offer may subject you to state, local or foreign tax consequences that are not discussed in this offer. You are urged to consult your own tax advisor for a full understanding of the tax consequences of participating in the offer. See the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to U.S. Holders of White Knight Common Shares” on page 77 of this offer.

Comparison of Shareholder Rights

          The governing documents and laws of the respective jurisdictions of incorporation of U.S. Gold and White Knight vary; therefore, holders of White Knight common shares who tender their shares in the offer will have different rights once they become our shareholders or holders of exchangeable shares. See the section entitled “Comparison of Shareholder Rights” on page 84 of this offer.

No White Knight Shareholder Vote Required

          Because we are offering to purchase White Knight’s common shares directly from White Knight’s shareholders, there is no vote required of either White Knight’s board of directors or shareholders to complete this offer. A subsequent vote of White Knight’s board of directors and shareholders may be required for any subsequent acquisition transaction that is effected after the closing of the offer. At that time we would control the vote of White Knight’s shareholders necessary to effect any subsequent transaction requiring approval by White Knight’s shareholders. In that event, White Knight’s remaining shareholders would be entitled to dissenter’s rights as described under the section entitled “The Offer — Other Terms — Dissenters’ Rights” on page 54 of this offer.

Valuation Requirements for Insider Bids

          The offer is an “insider bid” within the meaning of applicable Canadian securities legislation by virtue of Robert R. McEwen’s equity interests in both U.S. Gold and White Knight. As a result, a formal valuation of the White Knight common shares and of the exchangeable shares being offered in exchange for them under the offer is required in the absence of waivers or exemptions from the Canadian insider bid valuation requirements. Exemptions from the insider bid valuation requirement are contained in Ontario Securities Commission, or OSC Rule 61-501 (“Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions”) and l’Agence nationale d’encadrement du secteur financier for the Province of Quebec, or AMF, Regulation Q-27 (“Protection of Minority Securityholders in the Course of Certain Transactions”) and may be relied upon if neither the offeror nor any joint actor with the offeror has, or has had within the preceding 12 months, any board or management representation in respect of the offeree issuer or has knowledge of any material information concerning the offeree issuer or its securities that has not been generally disclosed. Neither we nor any person acting jointly or in concert with us have had board or management representation at White Knight or have any knowledge of any material nonpublic information with respect to White Knight. Accordingly, in making the offer, we are relying upon the foregoing valuation exemptions. We have obtained waivers of the valuation requirements in each of the other Canadian provinces where a valuation would be otherwise required. See the section entitled “Valuation Requirements for Insider Bids” on page 95 of this offer.

Regulatory Matters

          Our obligation to accept for purchase and pay for White Knight common shares tendered in the offer is conditioned upon obtaining all governmental or regulatory consents or approvals that U.S. Gold, in its sole discretion, views as necessary or desirable to enable us to consummate the offer, on terms and conditions satisfactory to us. See the section entitled “Regulatory Matters” on page 96 of this offer.

Accounting Treatment

          If consummated, the transactions described in this offer will be accounted for as a purchase transaction, with U.S. Gold as the acquirer of White Knight. See the section entitled “Accounting Treatment” on page 97 of this offer.

RISK FACTORS

          An investment in shares of our common stock or the exchangeable shares of Canadian Exchange Co. involves certain risks. You should consider the following discussion of risks in addition to the other information in this offer before depositing and exchanging your common shares of White Knight. In addition to historical information, the information in this offer contains “forward-looking” statements about U.S. Gold’s future business and performance, as described above in “Forward-Looking Statements.” Our actual future business, operating results, financial performance and the price of our common stock or the exchangeable shares of Canadian Exchange Co. may be very different from what we expect as of the date of this offer. The risks below address some of the specific risks and uncertainties relating to the offer, the subsequent acquisitions we have planned if all of the conditions set forth in the section entitled “Conditions of the Offer” are satisfied, the proposed integration of U.S. Gold and White Knight, and the receipt and ownership of shares of common stock of U.S. Gold or exchangeable shares of Canadian Exchange Co. You should also consider the risk factors set forth in U.S. Gold’s Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2005 included in Appendix K (Information Concerning U.S. Gold Corporation) of this offer.

Business Combination Risks

Shareholders may receive securities with a market value lower than they expected.

          If you tender your White Knight common shares and we accept those shares for purchase, you will receive 0.35 of an exchangeable share of Canadian Exchange Co. for each of your shares. The exchangeable shares of Canadian Exchange Co. will be exchangeable for shares of common stock of U.S. Gold on a one-for-one basis and are expected to be roughly equal in value to shares of U.S. Gold common stock. Based on the closing prices of White Knight common shares on the TSX-V and the shares of common stock of U.S. Gold on the OTCBB on March 3, 2006, the last trading day prior to the announcement of this offer, the value of the exchangeable shares of Canadian Exchange Co. being offered for your shares represented a premium of approximately 25%. Based on the closing prices of White Knight common shares on the TSX-Vand the shares of common stock of U.S. Gold on the TSX on February 2, 2007, the most recent trading day practicable before the filing of this offer, the value of the exchangeable shares of Canadian Exchange Co. being offered for your shares represented a premium of approximately 6.8% . However, if the market price of U.S. Gold common stock declines before we accept your shares for purchase, the value of the consideration you will receive for your shares of White Knight will decline as well. The market price of our common stock may decline as a result of changes in, or market perceptions of changes in, the business, operations or prospects of U.S. Gold, market assessments of the likelihood we will be successful in completing the transactions described in this offer, regulatory considerations, general market and economic conditions and other factors over which we have no control.

If we are not successful in acquiring 100% of the common shares of White Knight, the liquidity and trading price of White Knight common shares not held by us may decline.

          Our acquisition of any of the White Knight common shares will reduce the number of publicly-traded White Knight common shares and the number of White Knight shareholders. Depending on the number of White Knight shares that we successfully purchase in this offer, between the period that we accept the shares tendered under this offer for purchase and the time we complete the subsequent transactions that will make White Knight a wholly-owned subsidiary of U.S. Gold, the liquidity and market value of the White Knight shares that we do not own would likely decrease.

The exchange of your common shares in the offer could be taxable to U.S. holders of White Knight common shares.

          We have structured our offer with the intent that the exchange of your White Knight common shares for exchangeable shares of Canadian Exchange Co. will qualify as a tax-deferred exchange under Sections 368 or 351 of the Code for U.S. federal income tax purposes. There is, however, no authority or guidance from the Internal Revenue Service addressing the particular structure of the transaction. In addition, based upon its public filings, White Knight believes that it is a passive foreign investment company, referred to as a “PFIC,” under Section 1297 of the Code for U.S. federal income tax purposes. We have not, however, independently assessed or verified White Knight’s PFIC status. If White Knight is considered to be a PFIC, a U.S. shareholder of White Knight who has not made certain elections under the PFIC rules will be subject to tax on gain realized with respect to the exchange of such U.S. shareholder’s White Knight shares for exchangeable shares under a special tax regime applicable to PFICs and will not be eligible for tax-deferred treatment. You should be aware that the U.S. federal income tax consequences of the offer may depend upon your individual situation, including your situation with respect to the PFIC rules, and that participating in the offer may subject you to state, local or foreign tax consequences that are not discussed in this offer. We strongly urge you to consult your tax advisor for advice on the tax implications of the exchange of your shares of White Knight common shares for exchangeable shares of Canadian Exchange Co.

In the event we waive our right to withdraw or extend the offer where less than 80% of the issued and outstanding White Knight common shares are validly accepted for purchase or otherwise fail to obtain 80% of the issued and outstanding White Knight common shares for exchangeable shares, the offer will fail to qualify as a tax-deferred reorganization and the exchange may be taxable to U.S. holders of White Knight common shares.

          The offer is subject to a number of closing conditions, which may be waived by us, including that at least the greater of (i) 66 2 / 3 % of White Knight common shares deemed outstanding on a fully-diluted basis or (ii) 80% of the issued and outstanding White Knight common shares shall have been validly deposited at the time the White Knight common shares are accepted for purchase under the offer. One of the requirements that must be satisfied in order for an exchange of shares in the offer to qualify as a tax-deferred reorganization is that Canadian Exchange Co. must acquire ownership of at least 80% of White Knight shares solely for voting stock. If Canadian Exchange Co. accepts the shares tendered in the offer but obtains ownership of less than 80% of White Knight stock, the exchange of White Knight shares for exchangeable shares will not qualify as a tax-deferred reorganization for U.S. shareholders of White Knight and U.S. shareholders of White Knight shareholders may be required to recognize gain, if any, realized from the consummation of the offer.

If enough White Knight shareholders sell their shares to us, publicly available information about White Knight may decrease.

          After our purchase of White Knight shares in connection with this offer, the number of White Knight shareholders may be significantly reduced. If the number of White Knight shareholders is sufficiently reduced, White Knight may no longer be required to comply with the public reporting requirements under applicable securities legislation in any country or province. If White Knight is no longer required to comply with public reporting requirements, the information you receive about White Knight will be reduced, which could impact your ability to make an investment decision regarding the White Knight shares.

White Knight shares may fail to meet the criteria for continued listing on the TSX-V even if we are unsuccessful in acquiring 100% of the outstanding White Knight shares.

          White Knight is currently listed on the TSX-V. The rules and regulations of the TSX-Vestablish certain criteria that, if not met, could lead to the delisting of shares from the TSX-V. Among such criteria are the number of shareholders of the listed company, the number of the listed company’s shares that are publicly held and the aggregate market value of the listed company’s shares that are publicly held. Depending on the number of White Knight shareholders that deposit White Knight shares and the number of White Knight shares we acquire, it is possible that following the completion of this offer and prior to the time that a subsequent acquisition transaction makes White Knight a wholly-owned subsidiary of U.S. Gold, the White Knight shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, White Knight shares could be delisted from the TSX-V and this could, in turn, adversely affect the market or result in a lack of an established market for those shares. We intend to cause White Knight to apply to delist the White Knight common shares from the TSX-V as soon as practicable after the successful completion of this offer and a subsequent acquisition transaction of White Knight.

We have been unable to independently verify the reliability of information about White Knight, Nevada Pacific and Tone Resources contained in this offer.

          We have not had complete access to the non-public books and records of White Knight, Nevada Pacific or Tone Resources. As a result, all historical information regarding White Knight, Nevada Pacific and Tone Resources contained in this offer, including all historical financial information used in connection with the preparation of the pro forma financial information reflecting the pro forma effects of a combination of (i) U.S. Gold and White Knight and (ii) U.S. Gold and all of White Knight, Nevada Pacific and Tone Resources, has been derived from publicly-available documents and certain information the target companies have provided to us. We have no reason to doubt the accuracy or completeness of these publicly-available documents or other information. Nevertheless, there could be inaccuracies or material omissions in the publicly-available or other information about or relating to White Knight, Nevada Pacific or Tone Resources. If there are such inaccuracies or material omissions, this offer may also contain inaccuracies or material omissions, which could result in unanticipated liabilities or expenses for us, and may increase the cost of integrating the companies. This would likely adversely affect the operational plans of the combined company and its results of operations and financial condition.

After the consummation of the offer, White Knight would become a majority-owned subsidiary of U.S. Gold and our interests as a majority shareholder could differ from yours.

          After the consummation of the offer, we expect to own a sufficient number of White Knight common shares so that we would have the power to elect the directors, appoint new management, approve certain actions requiring the approval of White Knight shareholders, including adopting certain amendments to White Knight’s organizational and governing documents and approving mergers or sales of White Knight’s assets. In particular, after the consummation of the offer we intend to acquire all of the White Knight common shares not deposited under the offer in a subsequent acquisition transaction, or, if a subsequent acquisition transaction is not available, to integrate White Knight and U.S. Gold by merger or other transaction whereby the operations of White Knight and U.S. Gold are combined. Our interests with respect to White Knight may differ from those of any remaining minority shareholders.

Change of control provisions in agreements triggered upon the acquisition of White Knight, Nevada Pacific or Tone Resources may lead to adverse business or financial consequences.

          Any of White Knight, Nevada Pacific or Tone Resources may be a party to agreements that contain change of control provisions that may be triggered following our acquisition of the majority of the common shares of those companies. These change of control provisions, if triggered and not waived by any beneficiaries of those provisions, could result in termination of an agreement or in unanticipated expenses following our acquisition of shares of the relevant company and could adversely affect that company’s results of operations and financial condition. As mentioned above, we have not had complete access to the non-public books and records of White Knight, Nevada Pacific or Tone Resources and do not know whether there are any change of control agreements or provisions in the agreements of the target companies, or the magnitude of payments or expenses or other adverse consequences, if any.

We may not be successful in completing the strategic offers described in this offer.

          We are unable to predict when, if ever, our acquisitions of White Knight, Tone Resources and Nevada Pacific will be completed. Further, management of one or more of the target companies may resist our efforts to complete those acquisitions. In addition, our current estimates of the value of these entities is based only on publicly available information, and we may determine through due diligence investigation of any or all of the target companies that acquiring one or more of them would be less advantageous than we currently believe. As a result of these or other factors, we may choose to terminate our acquisition efforts with, or be unable for other reasons to complete our acquisition of, one or more of the target companies. If we do not consummate the acquisition of one or more of those companies, the benefits of the acquisitions described in this offer may not be realized.

The integration of any target companies that we acquire will present significant challenges and may disrupt and adversely impact our business or may not occur as planned.

          The offer for your White Knight common shares described in this offer has been made with the expectation that its successful completion will result in improved operations by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether U.S. Gold’s and White Knight’s operations can be integrated in an efficient and effective manner. These integration efforts will require the dedication of management resources, which will temporarily divert attention from the day-to-day business of the combined company. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, including costs associated with complying with regulatory requirements we are not currently subject to, and the loss of key employees. The process of combining the organizations may cause an interruption of, or a loss of momentum in, the activities of any or all of the combined company’s business, which could have an adverse effect on the revenues and operating results of the combined company for an indeterminate period of time. The failure to successfully complete this integration process may prevent us from achieving the anticipated potential benefits of any such acquisition. If we fail to realize the anticipated benefits of any acquisition, the market value of our stock may be adversely affected.

Our shareholders may not approve the matters on which our offer is conditioned.

          Our offer to acquire your shares is conditioned upon the approval by U.S. Gold shareholders, voting at a special shareholders’ meeting, of proposals relating to the offer. Among these proposals are the authorization and issuance of a new class of preferred stock of U.S. Gold and approval of the issuance of the stock of U.S. Gold that will be used as consideration for your shares. These proposals will require the affirmative vote of the holders of a majority of the shares of common stock of U.S. Gold voting at the meeting where a quorum is present. Our shareholders may not approve these proposals. If any of these proposals are not approved, we would not waive this condition to our offer and we would have no obligation to purchase your shares. Although we are unaware of any specific reason our shareholders would not approve these proposals, we cannot predict the outcome of the shareholder vote.

We will incur substantial costs in connection with the proposed acquisitions even if they are never completed.

          We expect to incur acquisition-related expenses of approximately US$11 million, consisting of investment banking, legal and accounting fees and financial printing and other related charges in connection with the proposed acquisitions. These amounts are preliminary estimates and the actual amounts may be higher or lower. Moreover, we are likely to incur additional expenses in future periods in connection with the integration of any acquired company’s business with our business. Some of these expenses will be incurred even if we do not complete the proposed acquisitions.

Completion of one or more of the acquisitions would result in the issuance of a significant amount of additional U.S. Gold common stock which may in turn depress the trading price of our stock.

          While no formal agreement has been reached with regard to the acquisition of one or more of the target companies, completion of one or more of those acquisitions would result in the issuance of a significant amount of our common stock. If all of the offers were completed on the terms currently proposed, of which there is no assurance, Canadian Exchange Co. would issue up to 42,370,163 exchangeable shares in consideration for the currently outstanding shares of the target companies, or up to 49,065,769 exchangeable shares if currently outstanding options and warrants of the target companies are exercised and the underlying common shares tendered in accordance with the offer. If all of the exchangeable shares that may be issued in the offers are exchanged for our common stock, it would represent an increase in the outstanding shares of U.S. Gold common stock of approximately 85% of the common stock we presently have outstanding, or 98% if all outstanding options and warrants of the target companies are exercised. The issuance of such a significant amount of common stock could depress the trading price of our common stock and you may lose all or a part of your investment.

Operational Risks

We will require significant additional capital to continue our exploration activities, and, if warranted, to develop mining operations.

          Upon completion of any of the acquisitions of White Knight, Nevada Pacific or Tone Resources, substantial expenditures will be required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal or develop the mining and processing facilities and infrastructure at any of our newly-acquired properties or mine sites. We will be required to expend significant amounts for geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of our exploration. We may not benefit from these investments if we are unable to identify commercially exploitable mineralized material. If we are successful in identifying reserves, we will require significant additional capital to construct a mill and other facilities necessary to extract those reserves. Our ability to obtain necessary funding, in turn, depends upon a number of factors, including the state of the national and worldwide economy and the price of gold. We may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to us or at all, in which case, our ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of our potential interest in certain properties.

The ongoing operations and past mining activities of the target companies are subject to environmental risks, which we will assume after our acquisition of those companies and which could expose us to significant liability and delay, suspension or termination of our operations.

          All phases of the operations of the target companies are subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the properties in which we may hold interests in the future, including the properties of the target companies, that are unknown to us at the present and that have been caused by us, one of the target companies, or previous owners or operators, or that may have occurred naturally. Under applicable federal and state environmental laws, prior property owners may be liable for remediating any damage that those owners may have caused. Mining properties that the target companies may have transferred may cause us to be liable for remediating any damage that those companies may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

We depend on a limited number of personnel and the loss of any of these individuals could adversely affect our business.

          Our company is dependent on three persons, namely our Chairman and Chief Executive Officer, President and Chief Operating Officer and Vice President and Chief Financial Officer. Robert R. McEwen, our Chairman and Chief Executive Officer, is responsible for strategic direction and the oversight of our business. Ann S. Carpenter, our President and Chief Operating Officer, is responsible for company management and overseeing our exploration and regulatory compliance. William F. Pass, our Vice President and Chief Financial Officer, is responsible for our public reporting and administrative functions. We rely heavily on these individuals for the conduct of our business. The loss of any of our existing officers would significantly and adversely affect our business and our ability to realize the perceived benefits of the acquisitions of the target companies. In that event, we would be forced to identify and retain an individual to replace the departed officer. We may not be able to replace one or more of these individuals on terms acceptable to us. We have no life insurance on the life of any officer.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could materially and adversely affect our operations.

     Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Few properties that are explored are ultimately advanced to the stage of producing mines. Our current exploration efforts are, and any future development or mining operations we may elect to conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as, but not limited to:

  economically insufficient mineralized material;

  fluctuations in production costs that may make mining uneconomical;

  labor disputes;

  unanticipated variations in grade and other geologic problems;

  environmental hazards;

  water conditions;

  difficult surface or underground conditions;

  industrial accidents;

  metallurgical and other processing problems;

  mechanical and equipment performance problems;

  failure of pit walls or dams;

  unusual or unexpected rock formations;

  personal injury, fire, flooding, cave-ins and landslides; and

  decrease in reserves due to a lower gold price.

          Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. We currently have no insurance to guard against any of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown of our investment in these interests. All of these factors may result in losses in relation to amounts spent which are not recoverable.

We do not insure against all risks to which we may be subject in our planned operations.

          While we currently maintain insurance to insure against general commercial liability claims, our insurance will not cover all of the potential risks associated with our operations. For example, we do not have insurance on the mill at our Tonkin Springs property and we do not have business interruption insurance. We may also be unable to obtain insurance to cover other risks at economically feasible premiums or at all. Insurance coverage may not continue to be available, or may not be adequate to cover liabilities. We might also become subject to liability for environmental, pollution or other hazards associated with mineral exploration and production which may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could materially adversely affect our financial condition and our ability to fund activities on our property. A significant loss could force us to reduce or terminate our operations.

We will be required to evaluate our internal control over financial reporting under Section 404 of the Sar-banes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock.

          Under Section 404 of the Sarbanes-Oxley Act of 2002, we expect that we will be required to furnish a report by our management on internal control over financial reporting for the fiscal year ending December 31, 2007. Such a report must contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. This report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal control over financial reporting. While we believe our internal control over financial reporting is effective, we are still constructing the system and processing documentation and performing the evaluations needed to comply with Section 404, which is both costly and challenging. The completion of the acquisition transactions described in this offer and the subsequent integration of the target companies into our operations may make it more difficult for us to comply with Section 404. We may not be able to complete our evaluation, testing and required remediation, if any, in a timely fashion. If we are unable to assert that our internal control over financial reporting is effective, or if we disclose significant deficiencies or material weaknesses in our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

The laws of the State of Colorado and our Articles of Incorporation may protect our directors from certain types of lawsuits.

          The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our articles of incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Market Risks

A market for the exchangeable shares may not develop.

          Because the shares of Canadian Exchange Co. may be exchanged, under the circumstances described in this offer, for shares of our common stock on a one-for-one basis, the economic value of those shares should be closely linked to the trading value of our common stock. Nevertheless, there can be no assurance that the exchangeable shares of Canadian Exchange Co. will be valued similarly to our common stock. If an active trading market in the exchangeable shares of Canadian Exchange Co. does not develop, or if after the exchangeable shares of Canadian Exchange Co. are listed on the TSX, the exchangeable shares do not continue to meet the listing requirements of the TSX, the market price of those shares may decline. Furthermore, although the exchangeable shares of Canadian Exchange Co. are exchangeable for our common stock, under the circumstances described in this offer, for an equivalent number of shares of common stock of U.S. Gold, the exchangeable shares of Canadian Exchange Co. have no trading history and will be less widely held than our common stock. This may cause those shares to trade at a lower market price, or to be less liquid, than either the White Knight common shares or our common stock.

Fluctuating gold prices could negatively impact our business plan.

          The potential for profitability of our gold mining operations and the value of our mining property, currently and following completion of any of the proposed acquisitions of the target companies, are directly related to the market price of gold. The price of gold may also have a significant influence on the market price of our common stock. If we obtain positive drill results and progress our property to a point where a commercial production decision can be made, our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before any revenue from production would be received. A decrease in the price of gold at any time during future exploration and development may prevent our property from being economically mined or result in the writeoff of assets whose value is impaired as a result of lower gold prices. The price of gold is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, the purchase or sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world.

          During the last five years, the average annual market price of gold has ranged between US$310 per ounce and US$604 per ounce, as shown in the table below:

Average Annual Market Price of Gold

2002	2003	2004	2005	2006
US$310	US$364	US$406	US$445	US$604

          Although it may be possible for us in the future to protect against some price fluctuations by hedging if we identify commercially minable reserves on our mining property, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can fully eliminate. In the event gold prices decline and remain low for prolonged periods of time, we might be unable to develop our property or produce any revenue.

Our stock price may be volatile and as a result you could lose all or part of your investment.

          In addition to volatility associated with over the counter securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

  changes in the worldwide price for gold;

  disappointing results from our exploration or development efforts;

  failure to meet our revenue or profit goals or operating budget;

  decline in demand for our common stock;

  downward revisions in securities analysts’ estimates or changes in general market conditions;

  technological innovations by competitors or in competing technologies;

  investor perception of our industry or our prospects; and

  general economic trends.

          In addition, stock markets generally have experienced extreme price and volume fluctuations and the market prices of securities generally have been highly volatile. These fluctuations are often unrelated to operating performance of a company and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

Risks Relating to Our Business

The feasibility of mining our property has not been established, meaning that we have not completed exploration or other work necessary to determine if it is commercially feasible to develop the property.

          We are currently an exploration stage company. We have no proven or probable reserves on our property, and neither does Tone Resources. A “reserve,” as defined by regulation of the SEC, is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. A reserve requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. A “mineral reserve” as defined under Canadian securities laws is the economically mineable part of a measured or indicated mineral resource demonstrated by a preliminary feasibility study. We have not carried out any feasibility study with regard to all or a portion of our Tonkin Springs property. As a result, we currently have no reserves and there are no assurances that we will be able to prove that there are reserves or probable reserves on our properties or any of the properties we will acquire if the transactions described in this offer are completed.

          The mineralized material identified in the Cortez Trend does not and may never have demonstrated economic viability. Substantial expenditures are required to establish reserves through drilling and there is no assurance that reserves will be established. The feasibility of mining in the Cortez Trend has not been, and may never be, established. Whether a mineral deposit can be commercially viable depends upon a number of factors, including the particular attributes of the deposit, including size, grade and proximity to infrastructure; metal prices, which can be highly variable; and government regulations, including environmental and reclamation obligations. If we are unable to establish some or all of our mineralized material as proven or probable reserves in sufficient quantities to justify commercial operations, we may not be able to raise sufficient capital to develop a mine, even if one is warranted. If we are unable to establish such reserves, the market value of our securities may decline, and you may lose some or all of your investment.

We are dependent upon production of gold or other precious metals from a single property, have incurred substantial losses since our inception in 1979, and may never be profitable.

          Unless the offer for one or more of the target companies is successful, we are dependent on our one existing property. Since our inception in 1979, we have not been profitable. As of September 30, 2006, our accumulated deficit was approximately US$102.5 million. To become profitable, we must identify additional mineralization and establish reserves at our mining property, and then either develop our property or locate and enter into agreements with third party operators. It could be years before we receive any revenues from gold production, if ever. We may suffer significant additional losses in the future and may never be profitable. We do not expect to receive revenue from operations in the foreseeable future, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Historical production of gold at our Tonkin Springs property may not be indicative of the potential for future development or revenue.

          Historical production of gold from our Tonkin Springs property came from relatively shallow deposits, and in very limited quantities for a very limited period of time. Although we intend to explore deeper zones in an effort to identify additional mineralized material, due to the uncertainties associated with exploration, including variations in geology and structure, there is no assurance that our efforts will be successful. Investors in our securities should not rely on our historical operations as an indication that we will ever place our mining property into commercial production again. We expect to incur losses unless and until such time as our property enters into commercial production and generates sufficient revenue to fund our continuing operations.

Our continuing reclamation obligations at the Tonkin Springs property could require significant additional expenditures.

          We are responsible for the reclamation obligations related to disturbances located on the Tonkin Springs property. The current estimate of reclamation costs for existing disturbances on the property to the degree required by the Federal Bureau of Land Management (BLM) and Nevada Division of Environmental Protection is approximately US$3.3 million. As required by applicable regulations, we currently have in place a cash bond in the amount of US$3.1 million to secure the reclamation of the property and anticipate increasing that amount by approximately US$376,000 upon approval of the revised reclamation plan filed in September and bonding associated with the property-wide exploration permit. Reclamation bond estimates are required to be updated every three years or prior to new disturbances taking place that are not already bonded. We updated the reclamation obligation during September 2006 as noted above. There is a risk that any cash bond, even if augmented upon update of the reclamation obligations, could be inadequate to cover the costs of reclamation which could subject us to additional costs for the actual reclamation obligations. The satisfaction of bonding requirements and continuing reclamation obligations will require a significant amount of capital. There is a risk that we will be unable to fund these additional bonding requirements, and further that the regulatory authorities may increase reclamation and bonding requirements to such a degree that it would not be commercially reasonable to continue exploration activities.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of our property.

          Our ability to explore and operate our property depends on the validity of title to that property. The mineral properties making up the Tonkin Springs property and the property of the target companies consist of leases of unpatented mining claims and unpatented millsite claims. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government, which makes the validity of unpatented mining claims uncertain and generally more risky. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry. We have not obtained a title opinion on our entire property, and do not intend to obtain title opinions on any of the properties of the target companies, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair development and/or operations.

          We remain at risk that the mining claims may be forfeited either to the United States, or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

A significant portion of the lode claims comprising our Tonkin Springs property are subject to a lease in favor of a third party which may expire in 2009 and which provides for a 5% royalty on production.

          A total of 269 of our mining and millsite claims are subject to this lease. The lease requires annual payments of US$150,000 or 455 ounces of gold, whichever is greater, and payment of a royalty of 5% of the gross sales price of gold or silver from the property before deduction of any expenses from the gross sales price. This lease may expire January 1, 2009. In the event we are unable to extend the lease or purchase the claims from the owner, we may be forced to forfeit the underlying claims, which in turn may adversely affect our ability to explore and develop the property. If we are successful in identifying sufficient mineralization to warrant placing the property into production, we will be obligated to pay the leaseholder a royalty of 5% of the production. The payment of this royalty, together with other royalties payable to third parties in respect of certain claims, will reduce our potential revenue.

We cannot assure you that we will have an adequate supply of water to complete desired exploration or development of our mining property.

          In accordance with the laws of the State of Nevada, we have obtained permits to drill the water wells that we currently use to service the Tonkin Springs property and we plan to obtain all required permits for drilling water wells to serve other property we may acquire in the future. However, the amount of water that we are entitled to use from those wells must be determined by the appropriate regulatory authorities. A final determination of these rights is dependent in part on our ability to demonstrate a beneficial use for the amount water that we intend to use. Unless we are successful in developing the property to a point where we can commence commercial production of gold or other precious metals, we may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that we will have access to the amount of water needed to operate a mine at the property.

Estimates of mineralized material at our Tonkin Springs property are based on drill results from shallow deposits and are not necessarily indicative of the results we may achieve from drilling at greater depths.

          Previous operators at the Tonkin Springs property were focused on producing gold from shallow deposits in an effort to achieve immediate revenue. Our proposed drilling program for 2007 targets mineralization at greater depths and at different locations on our property. Estimates of mineralization in shallow zones is not necessarily indicative of mineralization at greater depths. In addition, estimates of mineralization are based on limited samples and many assumptions, and are inherently imprecise. Our ability to identify and delineate additional mineralization depends on the results of our future drilling efforts and our ability to properly interpret those results. We may be unable to identify any additional mineralization or reserves.

Our industry is highly competitive, attractive mineral lands are scarce, and we may not be able to obtain quality properties.

          We compete with many companies in the mining industry, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition may be unavailable to us due to their previous acquisition by other companies or our lack of financial resources. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in our company being unable not only to acquire desired properties, but to recruit or retain qualified employees or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation and business.

Risks Related to Our Securities

The exercise of outstanding options and warrants and the future issuances of our common stock will dilute current shareholders and may reduce the market price of our common stock.

          As of February 2, 2007, we have outstanding options and warrants to purchase a total of 11,268,000 shares of our common stock, which if completely exercised, would dilute existing shareholders’ ownership by approximately 23%. A significant portion of the outstanding options are exercisable at prices significantly below the current market price of our common stock as of February 2, 2007. If the market price of our stock remains at or above the exercise price, it is likely that these options will be exercised. Our board of directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. Based on the need for additional capital to fund expected growth, it is likely that we will issue additional securities to provide such capital and that such additional issuances may involve a significant number of shares. Issuance of additional securities underlying outstanding options as authorized by our board of directors in the future will dilute the percentage interest of existing shareholders and may reduce the market price of our common stock.

A small number of existing shareholders own a significant portion of our common stock, which could limit your ability to influence the outcome of any shareholder vote.

          Our executive officers and directors, together with our largest non-executive shareholders, beneficially own approximately 49.2% of our common stock as of February 2, 2007. After the completion of the transactions described in this offer, we anticipate that our executive officers and directors, together with our largest non-executive shareholders, will beneficially own approximately 33% of our common stock. Under our articles of incorporation and the laws of the State of Colorado, the vote of a majority of the shares voting at a meeting at which a quorum is present is generally required to approve most shareholder action. As a result, these individuals and entities will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our articles of incorporation or proposed mergers or other significant corporate transactions.

We have never paid a dividend on our common stock and we do not anticipate paying any in the foreseeable future.

          We have not paid a dividend on our common stock to date, and we may not be in a position to pay dividends in the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our growth. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors.

Governmental and Regulatory Risks

If we are unable to satisfy the compliance order issued with regard to our Tonkin Springs property, we may forfeit our mine permit.

          In May 2005, the Nevada Division of Environmental Protection issued a notice of alleged violation relating to disturbances at a portion of the Tonkin Springs property where mining was formerly conducted under the mine permit. As a result of that notice, we are under a compliance order, which required us to submit and implement a final closure plan for the previous mining operation by November 15, 2006. In accordance therewith, we provided the Nevada Division of Environmental Protection with all requested documents related to the final closure plan and substantially completed work in accordance with the plan. We are continuing to work with the Nevada Division of Environmental Protection to finalize further minor improvements and installations at the site, after which we anticipate achieving final closure of this compliance order. Our failure or inability to complete closure of the compliance order could cause us to forfeit our existing mine permit and adversely affect our ability to obtain additional necessary mining-related permits. We continue to work with the state and federal regulators, but the ultimate resolution of this issue is not yet known.

We are subject to changes in the regulatory environment where we operate and may face additional regulatory requirements as a result of the acquisition of the target companies.

          Our mining operations and exploration activities are subject to extensive regulation governing various matters, including licensing, production, taxes, water disposal, toxic substances, mine safety, development and permitting, exports and imports, occupational health and safety, and environmental protections. As a result of the proposed acquisition of the target companies, we may face additional regulatory requirements that we are not currently subject to. For example, Nevada Pacific conducts mining operations in Mexico and is subject to Mexican environmental laws and foreign investment regulations under the Law of Foreign Investment, and must comply with the terms of exploration and exploitation concessions granted by the Mexican government in connection with its mining operations. Continued compliance with the regulations currently applicable to us and compliance with the new regulations that we may become subject to as a result of the acquisition of the target companies are expected to increase our costs, including the costs of planning, designing, drilling, operating, developing, constructing, and closure and reclamation. In addition, these laws and regulations are subject to frequent change and reinterpretation. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us.

Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations on our mining property.

          Our operations, including our ongoing two-year exploration drilling program, require permits from the state and federal governments. We may be unable to obtain these permits in a timely manner, on reasonable terms, or at all. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of the Tonkin Springs property will be adversely affected.

Legislation has been proposed that would significantly affect the mining industry.

          Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that we control with respect to our Tonkin Springs property. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on our Tonkin Springs property. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

THE OFFERORS

U.S. Gold

          U.S. Gold is engaged in the exploration for gold and other precious metals. We hold a 100% interest in the Tonkin Springs property in Eureka County, Nevada, subject to paramount title in the United States. This property consists of approximately 44 square miles of unpatented lode mining claims and millsite claims located on the Battle Mountain-Eureka Trend, also known as the Cortez Trend, approximately 45 miles northwest of the town of Eureka in north-central Nevada. We are presently in the exploration stage at the Tonkin Springs property. We have not generated revenue from mining operations since 1990.

          U.S. Gold was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, we changed our name to U.S. Gold Corporation.

          In July 2005, Robert R. McEwen became our largest shareholder by purchasing 11,100,000 shares of our common stock, representing 33.3% of our outstanding shares before the financing discussed immediately below. In August 2005, he became our Chairman and Chief Executive Officer. In November 2005, at a meeting of our shareholders, nominees of Mr. McEwen were elected as a majority of our board of directors. At that meeting, our shareholders also approved an increase in our authorized capital from 35,000,000 shares of common stock to 250,000,000 shares.

          On February 22, 2006, U.S. Gold completed a private placement of 16,700,000 subscription receipts, with gross proceeds to us of US$75,150,000. As part of that private placement, Mr. McEwen bought 667,000 subscription receipts, including 667,000 shares of common stock and warrants to purchase 333,500 shares of our common stock. As of the date of this offer, Mr. McEwen owns 11,767,000 shares of our common stock plus the 333,500 warrants, representing 24.0% of our outstanding shares (assuming the exercise of Mr. McEwen’s warrants).

          We intend to hold a special meeting of shareholders, to be held at the Warwick Hotel, 1776 Grant Street, Denver, Colorado 80203 at 2:00 p.m., local time, on March 15, 2007 at which U.S. Gold shareholders, as of February 9, 2007, the record date, will be asked to vote on matters necessary to enable us to acquire the target companies. An affirmative vote of a majority of the votes cast at the special meeting is required to approve the strategic offers. Abstentions and broker non-votes will have no effect on the outcome of any of the proposals voted at our special meeting. The number of shares of our common stock outstanding and entitled to vote at the special meeting is 50,058,755. Holders of our common stock do not have dissenters’ rights under Colorado law in connection with any of the matters to be acted on at the special meeting.

          Information regarding the qualifications and compensation of our current directors and executive officers, such persons’ beneficial ownership of our securities and the existence of certain relationships and transactions between such individuals and us and our subsidiaries, can be found in our annual report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2005, included in Appendix K (Information Concerning U.S. Gold Corporation) of this offer. Financial and other information about U.S. Gold as of the end of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 can be found in our quarterly reports on Form 10-QSB, as amended, filed with the SEC on May 22, 2006, August 24, 2006 and January 24, 2007, respectively. Our Quarterly Report on Form 10-QSB, as amended, for the quarter ended September 30, 2006 is included in Appendix M (Certain Financial Statements of U.S. Gold Corporation) of this offer.

          Our principal executive offices are located at 2201 Kipling Street, Suite 100, Lakewood, Colorado, U.S.A. 80215 and our telephone number is (303) 238-1438. Our website is www.usgold.com.

Description of Our Capital Stock

          Our authorized capital consists of 250,000,000 shares of common stock, no par value per share. As of February 1, 2007, we had 50,058,755 shares of common stock issued and outstanding.

          The following discussion summarizes the rights and privileges of our capital stock. This summary is not complete, and you should refer to our articles of incorporation, as amended, which have been filed or incorporated as an exhibit to our annual report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2005.

          The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to stockholders, including the election of directors. Cumulative voting for directors is not permitted. Except as provided by special agreement, the holders of common stock are not entitled to any preemptive rights and the shares are not redeemable or convertible. All outstanding common stock is, and all common stock issuable upon exercise of warrants will be, when issued and paid for, fully paid and nonassessable. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares then outstanding or otherwise reserved for issuance by us) by the affirmative vote of a majority of shares cast at a meeting of our security holders at which a quorum is present.

          The holders of our common stock are entitled to dividends if, as and when declared by our board of directors from legally available funds. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and prior to liquidation rights, if any, of any series of outstanding preferred stock.

          Pending shareholder approval at our special meeting in connection with the strategic offers, our authorized share capital will consist of 250,000,000 shares of common stock, no par value, and one share of preferred stock, no par value, designated Series A Special Voting Preferred Stock. See the section entitled “The Offer — Exchangeable Shares — Voting and Exchange Trust Agreement” on page 41 of this offer.

          Our articles of incorporation and bylaws do not include any provision that would delay, defer or prevent a change in control of our company. However, pursuant to the laws of the State of Colorado, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders, which requirement could result in delays to or greater cost associated with a change in control of the company.

          Additional information regarding our business and operations, description of property, management’s discussion and analysis of financial condition and results of operations is included in our annual report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2005 included in Appendix K (Information Concerning U.S. Gold Corporation) of this offer; our quarterly reports on Form 10-QSB, as amended, for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; Appendix E (Unaudited Financial Statements of US Gold Canadian Acquisition Corporation); Appendix F (Unaudited Pro Forma Consolidated Financial Statements of U.S. Gold); Appendix G (Unaudited Pro Forma Consolidated Supplementary Financial Statements of U.S. Gold) and Appendix H (Rights, Privileges, Restrictions and Conditions Attaching to the Exchangeable Shares of US Gold Canadian Acquisition Corporation) and Appendix M (Certain Financial Statements of U.S. Gold Corporation).

Canadian Exchange Co.

          US Gold Canadian Acquisition Corporation, or Canadian Exchange Co., is a corporation incorporated under the Business Corporations Act (Alberta) and is our wholly-owned subsidiary. We formed Canadian Exchange Co. solely for the purpose of making the strategic offers. It has no significant assets or capitalization and has not engaged in any business or other activities to date. In connection with the strategic offers, among other things, Canadian Exchange Co. will acquire the benefit of the Support Agreement between U.S. Gold and Alberta ULC (see the section entitled “The Offer — Other Terms — Subsequent Acquisition Transaction” on page 55 of this offer for a description of Alberta ULC); and Canadian Exchange Co., and, to the extent the strategic offers are completed, will acquire common shares of White Knight, Nevada Pacific and Tone Resources and incur liabilities in connection with the strategic offers. Canadian Exchange Co.’s registered office is located at 2900 Manulife Place, 10180-101 Street, Edmonton, Alberta, Canada T5J 3V5 and its telephone number is (780) 423-7100.

          Robert R. McEwen, Ann S. Carpenter and William F. Pass are the current directors of Canadian Exchange Co. Each of Mr. McEwen, Ms. Carpenter and Mr. Pass has served as a director of Canadian Exchange Co. since

Canadian Exchange Co.’s incorporation on April 18, 2006. The term of office of each director will expire not later than the close of the next annual meeting of shareholders of Canadian Exchange Co. In addition, Mr. McEwen currently serves as the Chairman and Chief Executive Officer, Ms. Carpenter currently serves as the President, and Mr. Pass currently serves as the Vice President, Secretary and Treasurer, of Canadian Exchange Co. Additional information regarding Mr. McEwen, Ms. Carpenter and Mr. Pass is included in U.S. Gold’s Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2005.

          Additional information regarding Canadian Exchange Co. is included in Appendix E (Unaudited Financial Statements of US Gold Canadian Acquisition Corporation).

          In addition to an unlimited number of common shares, Canadian Exchange Co. is authorized to issue the exchangeable shares, as described in the section entitled “The Offer — Exchangeable Shares — Description of Exchangeable Shares” on page 37 of this offer, having substantially the attributes set out in Appendix H (Rights, Privileges, Restrictions and Conditions Attaching to the Exchangeable Shares of US Gold Canadian Acquisition Corporation).

THE OFFER

Offer to Purchase

     Common Shares

          We hereby offer to purchase, upon the terms and subject to the conditions of the offer, all of the outstanding White Knight common shares, including any White Knight common shares that may be issued after the date of the offer and prior to the expiry time, on the basis of 0.35 of an exchangeable share of Canadian Exchange Co. for each White Knight common share. Each exchangeable share will, under the circumstances described herein, be exchangeable for shares of common stock of U.S. Gold on a one-for-one basis.

          You are encouraged to consult your own advisors regarding the tax consequences of the proposed transactions. You should carefully review the description of the tax consequences of the proposed transactions under the sections entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations” on pages 66 and 76, respectively, of this offer and you are encouraged to seek independent tax advice with respect to your specific circumstances.

     Warrants, Options or Other Securities

          Our offer is being made only for White Knight common shares and is not being made for any warrants, options or other securities that may entitle the holder to acquire White Knight common shares. Any holder of such securities who wishes to accept the offer must exercise those securities and deposit White Knight common shares in accordance with the offer. Any such exercise must be sufficiently in advance of the expiry time to permit White Knight common shares acquired on the exercise of those securities to be tendered in the offer in accordance with the procedures described under the sections entitled “— Time for Acceptance” and “— Manner of Acceptance” on pages 46 and 48, respectively, of this offer. However, if, after completion of the offer, we implement a subsequent acquisition transaction, we intend to structure such transaction so that warrants would be exchanged for warrants to purchase exchangeable shares of Canadian Exchange Co. and the White Knight stock option plan would be assumed or adopted by U.S. Gold. See the section entitled “— Other Terms — Subsequent Acquisition Transaction” on page 55 of this offer.

     Fractional Shares

          Fractional exchangeable shares will not be issued in the offer. Instead, the number of exchangeable shares to be issued to each tendering shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For rounding purposes, all White Knight common shares deposited by a shareholder will be aggregated.

     Total Expected Issuance of U.S. Gold Shares

          Based on information provided by White Knight as of February 1, 2007, the total number of White Knight common shares that are outstanding or underlying outstanding options or warrants is 64,379,972. Based on this number and the exchange ratio of 0.35 of an exchangeable share of Canadian Exchange Co., we expect to issue approximately 22,532,990 exchangeable shares of Canadian Exchange Co. in connection with the offer. The disclosure in this offer regarding the anticipated effects of the transactions on our voting power and our shareholders’ ownership percentage in us after giving effect to the proposed acquisition of White Knight and the other target companies and upon the exchange of the exchangeable shares for shares of our common stock is based on this expectation.

Exchangeable Shares

     Background and Reason for the Issuance of Exchangeable Shares

          The exchangeable shares are being issued in connection with this offer in lieu of U.S. Gold common stock to enable, to the extent permissible and applicable, the White Knight shareholders to take advantage of a full or partial tax deferral (rollover) available under the Tax Act. The exchangeable shares by virtue of the redemption and exchange rights attaching to them and the provisions of the Voting and Exchange Trust Agreement, which will be entered into between U.S. Gold, Alberta ULC, Canadian Exchange Co. and a trustee to be determined, and the Support Agreement, which will be entered into between U.S. Gold, Alberta ULC, and Canadian Exchange Co., are intended to provide the holders thereof with the economic and voting rights that are, as nearly as practicable, equivalent to those of a share of common stock of U.S. Gold. See the section entitled “Material Canadian Federal Income Tax Considerations” on page 66 of this offer.

          You should be aware that, in the other strategic offers, it is our intention that shareholders of Nevada Pacific and Tone Resources will also receive exchangeable shares in exchange for their shares in such companies.

     Description of Exchangeable Shares

          The exchangeable shares are exchangeable on a one-for-one basis at any time at the option of the holder of the exchangeable shares into shares of U.S. Gold common stock. The following is a summary description of the material provisions of the rights, privileges, restrictions and conditions attaching to the exchangeable shares and is qualified in its entirety by reference to the full text of the share provisions included in Appendix H (Rights, Privileges, Restrictions and Conditions Attaching to the Exchangeable Shares of US Gold Canadian Acquisition Corporation).

     Retraction of Exchangeable Shares by Holders

          Subject to the retraction call right described below, holders of exchangeable shares will be entitled at any time to retract (i.e., to require Canadian Exchange Co. to redeem) any or all exchangeable shares held by them and to receive the retraction price per exchangeable share to be satisfied by issuance of one share of common stock of U.S. Gold, plus the dividend amount, which for purposes of this offer we define as the full amount of all declared and unpaid dividends on the exchangeable shares and all dividends and distributions declared on a share of common stock of U.S. Gold that have not yet been declared on the exchangeable shares. Holders of exchangeable shares may effect a retraction by presenting to Canadian Exchange Co. or its transfer agent the certificate(s) representing the exchangeable shares the holder desires to have Canadian Exchange Co. redeem, together with such other documents and instruments as may be required under the Business Corporation Act (Alberta), the articles of Canadian Exchange Co. or by its transfer agent, and a duly executed retraction request specifying that the holder desires to have the number of retracted shares specified therein redeemed by Canadian Exchange Co.

          Upon receipt by Canadian Exchange Co. of a retraction request, Canadian Exchange Co. will promptly provide notice of this request to us and Alberta ULC. Instead of Canadian Exchange Co. redeeming the retracted shares, and provided that the retraction request is not revoked by the holder in the manner described below, we or Alberta ULC will have the right to purchase all but not less than all of the shares covered by the retraction request, which we refer to as our retraction call right. Under the retraction call right, we or Alberta ULC, as the case may be, will purchase from the holder and the holder will sell to us or Alberta ULC, as the case may be, the retracted shares. The retraction price per share will be equal to the current market price of a share of our common stock, calculated as provided in the share provisions included in Appendix H as of the last business day prior to the retraction date (described below), which shall be satisfied by delivering to the holder one share of our common stock plus the dividend amount, if any. The retraction date means the fifth business day after the date on which the retraction request is received by Canadian Exchange Co. See the section entitled “— Call Rights” on page 39 of this offer. In the event that we or Alberta ULC do not exercise the retraction call right, and provided that the retraction request is not revoked by the holder in the manner described below, Canadian Exchange Co. will redeem the retracted shares on the retraction date for the retraction price.

          A holder of retracted shares may withdraw its retraction request, by written notice to Canadian Exchange Co. before the close of business on the business day immediately preceding the retraction date, in which case the retraction request will be null and void and the revocable offer will be deemed to have been revoked.

          If, as a result of solvency provisions of applicable law, Canadian Exchange Co. is not permitted to redeem all exchangeable shares tendered by a retracting holder, Canadian Exchange Co. will redeem up to the maximum permissible number of exchangeable shares tendered by the holder. We or Alberta ULC will be required to purchase any exchangeable shares not redeemed by Canadian Exchange Co. in exchange for shares of our common stock on the retraction date under the optional exchange right described below. See the section entitled “— Voting and Exchange Trust Agreement — Optional Exchange Upon Canadian Exchange Co. Insolvency Event” on page 42 of this offer.

     Distribution on Liquidation of Canadian Exchange Co.

          In the event of the liquidation, dissolution or winding up of Canadian Exchange Co. or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, holders of exchangeable shares shall be entitled, subject to applicable law, to receive from the assets of Canadian Exchange Co. a liquidation payment that will be satisfied by the issuance of one share of our common stock plus the dividend amount, if any for each exchangeable share. This liquidation amount will be paid to the holders of exchangeable shares before any distribution of assets of Canadian Exchange Co. is made to the holders of the common shares or any other shares of Canadian Exchange Co. ranking junior to the exchangeable shares, and is subject to the exercise by us or Alberta ULC of our or its liquidation call right described in the section entitled “— Liquidation Call Right” below.

     Automatic Exchange Upon Liquidation of U.S. Gold

          Under the Voting and Trust Agreement, in the event of our liquidation, all of the then outstanding exchangeable shares will be automatically exchanged for shares of our common stock. To effect an automatic exchange, we, or at our option, Alberta ULC, will purchase all of the exchangeable shares from the holders on the fifth business day prior to the effective date of a liquidation. The purchase price payable for each exchangeable share purchased in a liquidation of U.S. Gold will be satisfied by the issuance of one share of our common stock plus the dividend amount, if any. See the section entitled “— Voting and Exchange Trust Agreement — Automatic Exchange Right Upon U.S. Gold Liquidation Event” on page 43 of this offer.

     Redemption of Exchangeable Shares by Canadian Exchange Co.

          The redemption date for the exchangeable shares will be the earlier of: (i) the seventh anniversary of the date on which exchangeable shares are first issued; and (ii) any date established by the board of directors of Canadian Exchange Co. for the redemption of exchangeable shares at such time as there are fewer than 10% of the total number of exchangeable shares issued in connection with the strategic offers (other than exchangeable shares held by us or our or its subsidiaries and subject to necessary adjustments to the number of shares to reflect permitted changes to exchangeable shares) outstanding.

          Notice of the redemption date will be sent to us and Alberta ULC at the same time as it is sent to the holders of exchangeable shares and, notwithstanding any proposed redemption of the exchangeable shares, each of us and Alberta ULC will have a redemption call right to purchase all, but not less than all, of the outstanding exchangeable shares on the redemption date. The redemption price per share will equal the current market price of a share of our common stock, calculated as provided in the share provisions included in Appendix H, on the last business day prior to such redemption, which shall be satisfied by delivering to the holder one share of our common stock plus the dividend amount, if any. See the section entitled “— Call Rights” below.

          Unless the relevant Canadian tax legislation is amended, any Canadian tax deferral obtained by a shareholder who receives exchangeable shares under the offer will end on the exchange or redemption of exchangeable shares for shares of our common stock. Moreover, if our rights or the rights of Alberta ULC to acquire exchangeable shares from the holders of exchangeable shares, which we refer to as our or its call rights, are not exercised upon a redemption (including a retraction) of the exchangeable shares by Canadian Exchange Co., a holder of exchangeable shares may realize a dividend for Canadian tax purposes that may exceed the holder’s economic gain. A holder of exchangeable shares will be subject to different Canadian federal income tax consequences depending upon whether the call rights are exercised or whether the relevant exchangeable shares are redeemed by Canadian Exchange Co. under the share provisions if the call rights are not exercised. See the sections entitled “Risk Factors” and “Material Canadian Federal Income Tax Considerations” on pages 21 and 66, respectively, of this offer. Subject to applicable law, and provided that we and Alberta ULC have not exercised the redemption call right, Canadian Exchange Co. will redeem all of the outstanding exchangeable shares upon at least 60 days prior notice to the holders of the exchangeable shares

     Call Rights

          In the circumstances described below, we and Alberta ULC will have certain overriding rights to acquire exchangeable shares from the holders. A holder of exchangeable shares will be subject to different Canadian federal income tax consequences depending upon whether the call rights are exercised or whether the relevant exchangeable shares are redeemed by Canadian Exchange Co. if the call rights are not exercised. See the section entitled “Material Canadian Federal Income Tax Considerations” on page 66 of this offer.

     Retraction Call Right

          Under the share provisions, each of we and Alberta ULC have an overriding retraction call right to acquire all but not less than all of the exchangeable shares that a holder of exchangeable shares requests Canadian Exchange Co. to redeem. Alberta ULC is only entitled to exercise its retraction call right with respect to those holders of exchangeable shares, if any, for which we have not exercised our retraction call right. The purchase price under the retraction call right is equal to the retraction call purchase price per share, which is the current market price of a share of our common stock, calculated as provided in the share provisions included in Appendix H, on the last business day prior to the retraction date. The purchase price will be satisfied by delivering to the holder one share of our common stock plus the dividend amount, if any.

          At the time of a retraction request by a holder of exchangeable shares, Canadian Exchange Co. will promptly notify us and Alberta ULC and either we or Alberta ULC must then advise Canadian Exchange Co. within five business days if we choose to exercise the retraction call right. If we or Alberta ULC do not advise Canadian Exchange Co. within the five-business day period, Canadian Exchange Co. will notify the holder as soon as possible thereafter that neither of us will exercise the retraction call right. Unless the holder revokes his or her retraction request, on the retraction date the exchangeable shares that the holder has requested Canadian Exchange Co. to redeem will be acquired by us or Alberta ULC (assuming either we or Alberta ULC exercise the retraction call right) or redeemed by Canadian Exchange Co., as the case may be, in each case for the retraction call purchase price as described in the preceding paragraph.

     Liquidation Call Right

          Under the share provisions, each of we and Alberta ULC have an overriding liquidation call right, in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Canadian Exchange Co., to acquire all but not less than all of the exchangeable shares then outstanding. Alberta ULC is only entitled to exercise its liquidation call right with respect to those holders of exchangeable shares, if any, for which we have not exercised our liquidation call right. The purchase price under the liquidation call right is equal to the liquidation call exercise price per share, which is the current market price of a share of our common stock, calculated as provided in the share provisions included in Appendix H, on the last business day prior to the effective date of such voluntary or involuntary liquidation, dissolution or winding up, or the liquidation date. The purchase price will be satisfied by delivering to the holder one share of our common stock plus the dividend amount, if any. Upon the exercise by us or Alberta ULC of the liquidation call right, the holders will be obligated to transfer their exchangeable shares to us or Alberta ULC, as the case may be. The acquisition by us or Alberta ULC of all of the outstanding exchangeable shares upon the exercise of the liquidation call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding up of Canadian Exchange Co.

          To exercise the liquidation call right, we or Alberta ULC must notify Canadian Exchange Co.’s transfer agent in writing, as agent for the holders of the exchangeable shares, and Canadian Exchange Co. of our or Alberta ULC’s intention to exercise this right at least 55 days before the liquidation date in the case of a voluntary liquidation, dissolution or winding up of Canadian Exchange Co. and at least five business days before the liquidation date in the case of an involuntary liquidation, dissolution or winding up of Canadian Exchange Co. The transfer agent will notify the holders of exchangeable shares as to whether or not we or Alberta ULC have exercised the liquidation call right promptly after the expiry of the date by which the same may be exercised by us or Alberta ULC. If we or Alberta ULC exercise the liquidation call right on the liquidation date, we or Alberta ULC will purchase and the holders will sell all of the exchangeable shares for an amount equal to the liquidation call exercise price as described in the preceding paragraph.

     Redemption Call Right

          Under the share provisions, each of we and Alberta ULC have an overriding redemption call right, notwithstanding the proposed automatic redemption of the exchangeable shares by Canadian Exchange Co. in the share provisions, to acquire all but not less than all of the exchangeable shares then outstanding. Alberta ULC is only entitled to exercise its redemption call right with respect to those holders of exchangeable shares, if any, for which we have not exercised our redemption call right. The purchase price under the redemption call right is equal to the redemption call purchase price, which is the current market price of a share of our common stock, calculated as provided in the share provisions included in Appendix H, on the last business day prior to the redemption date. The purchase price will be satisfied by delivering to the holder one share of our common stock plus the dividend amount, if any. Upon the exercise by us or Alberta ULC of the redemption call right, the holders will be obligated to transfer their exchangeable shares to us or Alberta ULC, as the case may be.

          To exercise the redemption call right, we or Alberta ULC must notify Canadian Exchange Co.’s transfer agent in writing, as agent for the holders of the exchangeable shares, and Canadian Exchange Co. of our or Alberta ULC’s intention to exercise this right at least 30 days before the redemption date. The transfer agent will notify the holders of exchangeable shares as to whether or not we or Alberta ULC exercise the redemption call right promptly after the date by which the same may be exercised by us or Alberta ULC. If we or Alberta ULC exercise the redemption call right on the redemption date, we or Alberta ULC will purchase and the holders will sell all of the exchangeable shares for an amount equal to the redemption call purchase price as described in the preceding paragraph.

     Effect of Call Rights Exercise

          If U.S. Gold or Alberta ULC exercise one or more of its call rights, shares of our common stock will be directly issued to holders of exchangeable shares and we or Alberta ULC, as the case may be, will become the holder of the exchangeable shares. We or Alberta ULC will not be entitled to exercise any voting rights attached to the exchangeable shares that are acquired from the holders. If we or Alberta ULC decline to exercise the call rights when applicable, we will be required, under the Support Agreement we will enter into with Alberta ULC and Canadian Exchange Co., to issue shares of our common stock to the holders of exchangeable shares. The Canadian tax consequences resulting from the exercise by us or Alberta ULC, as the case may be, of one or more of the call rights are discussed in the section entitled “Material Canadian Federal Income Tax Considerations” on page 66 of this offer.

     Voting Rights

          Under the Voting and Exchange Trust Agreement we will enter into with Alberta ULC, Canadian Exchange Co. and a trust company to be determined, holders of exchangeable shares will be entitled to receive notice of and attend any meeting of our shareholders and to vote at any meetings. See the section entitled “— Voting and Exchange Trust Agreement — Voting Rights in U.S. Gold” on page 42 of this offer.

          The number of directors of Canadian Exchange Co. will be fixed at three and the exchangeable share provisions will entitle holders of exchangeable shares to annually elect one director. However, except as required by applicable law, or as provided in the rights, privileges, restrictions and conditions of the exchangeable shares, the holders of the exchangeable shares shall not otherwise be entitled as such to receive notice of or to attend any meeting of the shareholders of Canadian Exchange Co. or to vote at any meeting held for any other purpose than the annual election of directors.

     Ranking

          Holders of exchangeable shares will be entitled to a preference over holders of any other common shares of Canadian Exchange Co. and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of Canadian Exchange Co., whether voluntary or involuntary, or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs.

     Dividends

          Holders of exchangeable shares will be entitled to receive dividends equivalent to the dividends, if any, paid from time to time by us on shares of our common stock. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as that for any corresponding dividends on shares of our common stock.

     Certain Restrictions

          Except with the approval of the holders of the exchangeable shares, Canadian Exchange Co. will not be permitted to:

  pay any dividends on common shares or any other shares of Canadian Exchange Co. ranking junior to the exchangeable shares, other than stock dividends payable in common shares or any such other shares of Canadian Exchange Co. ranking junior to the exchangeable shares, as the case may be;

  redeem or purchase or make any capital distribution in respect of common shares or any other shares of Canadian Exchange Co. ranking junior to the exchangeable shares;

  redeem or purchase any other shares of Canadian Exchange Co. ranking equally with the exchangeable shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding up of Canadian Exchange Co., whether voluntary or involuntary, or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs; or

  issue any shares of stock other than exchangeable shares and any other shares not ranking superior to the exchangeable shares,

unless, in the case of the first three bullet points above, all dividends on the outstanding exchangeable shares corresponding to dividends declared and paid to date on the shares of our common stock have been declared and paid on the exchangeable shares.

     Amendment and Approval

          Any approval required to be given by the holders of the exchangeable shares to add to, change or remove any right, privilege, restriction or condition attaching to the exchangeable shares or any other matter requiring the approval or consent of the holders of the exchangeable shares in accordance with applicable law shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than 66 2 / 3 % of the votes cast on such resolution at a meeting of holders of exchangeable shares duly called and held, excluding exchangeable shares beneficially owned by us or any of our subsidiaries.

     Voting and Exchange Trust Agreement

          The following is a summary description of the material provisions of the Voting and Exchange Trust Agreement between U.S. Gold, Alberta ULC, Canadian Exchange Co. and the voting and exchange trustee. This summary is qualified in its entirety by reference to the full text of the Voting and Exchange Trust Agreement, which is attached as Appendix I to this offer.

          The purpose of the Voting and Exchange Trust Agreement will be to create a trust for the benefit of the registered holders from time to time of exchangeable shares (other than us or our subsidiaries). A voting and exchange trustee to be determined, will hold the one issued and outstanding share of U.S. Gold Series A Special Voting Preferred Stock in order to enable the voting and exchange trustee to exercise the voting rights attached thereto and will hold exchange rights in order to enable the voting and exchange trustee to exercise such rights, in each case as trustee for and on behalf of such registered holders.

     Voting Rights in U.S. Gold

          Under the Voting and Exchange Trust Agreement, we will issue to the voting and exchange trustee one share of Series A Special Voting Preferred Stock to be held of record by the voting and exchange trustee as trustee for and on behalf of, and for the use and benefit of, the registered holders from time to time of exchangeable shares (other than us or our subsidiaries) and in accordance with the provisions of the Voting and Exchange Trust Agreement. During the term of the Voting and Exchange Trust Agreement, and under the terms of the Support Agreement, we will not be permitted to issue any additional shares of Series A Special Voting Preferred Stock without the consent of the holders of exchangeable shares.

          Under the Voting and Exchange Trust Agreement, the voting and exchange trustee will be entitled to all of the voting rights, including the right to vote in person or by proxy, attaching to the one share of Series A Special Voting Preferred Stock on all matters that may properly come before our shareholders at a meeting of shareholders. The share of Series A Special Voting Preferred Stock will have that number of votes, which may be cast by the voting and exchange trustee at any meeting at which our shareholders are entitled to vote, equal to the number of outstanding exchangeable shares (other than shares held by us or our subsidiaries).

          Each holder of an exchangeable share (other than us or our subsidiaries) on the record date for any meeting at which our shareholders are entitled to vote will be entitled to instruct the voting and exchange trustee to exercise one of the votes attached to the share of Series A Special Voting Preferred Stock for that exchangeable share. The voting and exchange trustee will exercise each vote attached to the share of Series A Special Voting Preferred Stock only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, the voting and exchange trustee will not have voting rights with respect to that exchangeable share. A holder of an exchangeable share may, upon instructing the voting and exchange trustee, obtain a proxy from the voting and exchange trustee entitling the holder to vote directly at the relevant meeting the votes attached to the share of Series A Special Voting Preferred Stock to which the holder is entitled.

          The voting and exchange trustee will send to the holders of the exchangeable shares the notice of each meeting at which our shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the voting and exchange trustee to exercise the votes attaching to the share of Series A Special Voting Preferred Stock, at the same time as we send the notice and materials to our shareholders. The voting and exchange trustee will also send to the holders of exchangeable shares copies of all information statements, interim and annual financial statements, reports and other materials we send to our shareholders at the same time we send those materials to our shareholders. We will endeavor to obtain copies of materials sent by third parties to our shareholders generally, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after those materials are first sent to our shareholders and to deliver those materials to the voting and exchange trustee, which will send those materials to holders of exchangeable shares.

          All rights of a holder of exchangeable shares to exercise votes attached to the share of Series A Special Voting Preferred Stock will cease upon the exchange of that holder’s exchangeable shares for shares of our common stock.

     Optional Exchange Upon Canadian Exchange Co. Insolvency Event

          We and Alberta ULC will agree in the Voting and Exchange Trust Agreement that, upon the insolvency of Canadian Exchange Co., a holder of exchangeable shares will be entitled to instruct the voting and exchange trustee to exercise an exchange right with respect to any or all of the exchangeable shares held by the holder, thereby requiring us or Alberta ULC to purchase the exchangeable shares from the holder. The purchase price payable for each exchangeable share purchased upon the insolvency of Canadian Exchange Co. will be satisfied by the issuance of one share of our common stock plus an additional amount equivalent to the full amount of all declared and unpaid dividends, if any, on the exchangeable share and all dividends and distributions declared on a share of common stock that have not yet been declared on the exchangeable shares.

          As soon as practicable following an event of insolvency of Canadian Exchange Co. or any event that may, with the passage of time or the giving of notice or both, result in the insolvency of Canadian Exchange Co., Canadian Exchange Co. and we will give written notice of the insolvency or other event to the voting and exchange trustee. As soon as practicable after receiving the notice, the voting and exchange trustee will give notice to each holder of exchangeable shares of the event and will advise the holder of its rights with respect to the exchange right.

          If, as a result of solvency provisions of applicable law, Canadian Exchange Co. is unable to redeem all of a holder’s exchangeable shares which the holder is entitled to have redeemed in accordance with the share provisions, the holder will be deemed to have exercised the optional exchange right with respect to the unredeemed exchangeable shares and we or Alberta ULC will be required to purchase those shares from the holder in the manner set forth above.

     Automatic Exchange Right Upon U.S. Gold Liquidation Event

          We will agree in the Voting and Exchange Trust Agreement that we will notify the voting and exchange trustee, upon the occurrence of either (a) a determination by our board of directors to institute voluntary liquidation, dissolution or winding up proceedings with respect to U.S. Gold or to affect any other distribution of our assets among our shareholders for the purpose of winding up our affairs, such notice to be given at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding up or other distribution, or (b) the earlier of (i) receipt by us of notice of, and (ii) we otherwise become aware of any threatened or instituted claim, suit, petition or other proceeding with respect to involuntary liquidation, dissolution or winding up or to effect any other distribution of our assets among our shareholders for the purpose of winding up our affairs.

          Immediately following receipt by the voting and exchange trustee of notice of such an event or potential event of insolvency, the voting and exchange trustee will give notice to each holder of exchangeable shares of the event or potential event and will advise the holder of its rights with respect to the automatic exchange right.

          On the fifth business day prior to the effective date of such event of insolvency, we will automatically exchange all of the then outstanding exchangeable shares (other than exchangeable shares held by us or our subsidiaries) for a purchase price per exchangeable share equal to one share of our common stock plus the dividend amount.

     Support Agreement

          The following is a summary description of the material provisions of the Support Agreement, to be entered into between U.S. Gold, Alberta ULC and Canadian Exchange Co., and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Appendix J to this offer.

          Under the Support Agreement, we will covenant that, so long as exchangeable shares not owned by us or our subsidiaries are outstanding, we will, among other things: (a) not declare or pay any dividend on the shares of our common stock unless (i) on the same day Canadian Exchange Co. declares or pays, as the case may be, an equivalent dividend on the exchangeable shares and (ii) Canadian Exchange Co. has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of an equivalent dividend on the exchangeable shares; (b) advise Canadian Exchange Co. in advance of the declaration of any dividend on the shares of our common stock and take other actions reasonably necessary to ensure that the declaration date, record date and payment date for dividends on the exchangeable shares are the same as those for any corresponding dividends on the shares of our common stock; (c) ensure that the record date for any dividend declared on the shares of our common stock is not less than ten (10) business days after the declaration date of such dividend; and (d) take all actions and do all things reasonably necessary or desirable to enable and permit Canadian Exchange Co., in accordance with applicable law, to pay the liquidation amount, the retraction price or the redemption price to the holders of the exchangeable shares in the event of a liquidation, dissolution or winding up of Canadian Exchange Co., a retraction request by a holder of exchangeable shares or a redemption of exchangeable shares by Canadian Exchange Co., as the case may be.

          The Support Agreement will also provide that, without the prior approval of Canadian Exchange Co. and the holders of exchangeable shares, we will not distribute additional shares of common stock of U.S. Gold or rights to subscribe therefor or other property or assets to all or substantially all holders of shares of our common stock, nor change any of the rights, privileges or other terms of our common stock, unless the same or an equivalent distribution on, or change to, the exchangeable shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting our common stock, we will use reasonable efforts to take all actions necessary or desirable to enable holders of exchangeable shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of our common stock.

          The Support Agreement will also provide that, as long as any outstanding exchangeable shares are owned by any person or entity other than us or any of our subsidiaries, we will, unless approval to do otherwise is obtained from the holders of the exchangeable shares, remain the direct or indirect beneficial owner of all of the issued and outstanding common shares of Canadian Exchange Co. and all issued and outstanding voting shares of Alberta ULC.

          With the exception of changes for the purpose of: (i) adding to the covenants of any or all of the parties; (ii) evidencing successors of U.S. Gold; (iii) making certain necessary amendments or; (iv) curing ambiguities or clerical errors (provided, in each case, that our board of directors and the boards of directors of each of Canadian Exchange Co. and Alberta ULC are of the opinion that such amendments are not prejudicial to the interests of the holders of the exchangeable shares), the Support Agreement may not be amended without the approval of the holders of the exchangeable shares.

          Under the Support Agreement, each of us and Alberta ULC will not exercise, and will prevent their affiliates from exercising, any voting rights attached to the exchangeable shares owned by us or Alberta ULC or their affiliates on any matter considered at meetings of holders of exchangeable shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Conditions of the Offer

          Subject to applicable U.S. and Canadian law, we may withdraw the offer (in which event Canadian Exchange Co. shall not be required to accept for purchase and/or pay for any White Knight common shares tendered in the offer) or extend the period of time during which the offer is open (in which event we or Canadian Exchange Co. may postpone accepting for purchase and paying for any White Knight common shares tendered in the offer) unless all of the following conditions are satisfied as reasonably determined by us or waived by us (in which event the condition or conditions waived by us will be waived with respect to all White Knight shareholders):

     (a) there shall have been properly deposited and not withdrawn that number of White Knight common shares that constitutes at least the greater of (1) 66 2 / 3 % of White Knight common shares deemed outstanding on a fully-diluted basis or (2) 80% of the White Knight common shares issued and outstanding on the date the shares are accepted for purchase;

     (b) White Knight shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing our ability to acquire White Knight or otherwise diminishing the expected economic value to us of the acquisition of White Knight including, but not limited to, any material issuance of securities of White Knight, transfer of assets, the declaration of any extraordinary dividend, the adoption of a shareholder rights plan or any other transaction not in the ordinary course of White Knight’s business;

     (c) the additional shares of common stock of U.S. Gold issuable upon exchange of the exchangeable shares offered under this offer shall have been approved for listing on the TSX and AMEX and the exchangeable shares shall have been approved for listing on the TSX;

     (d) the registration statement for the exchangeable shares to be issued in the offer and the shares of our common stock that may be issued upon the exchange of any exchangeable shares shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement or a proceeding seeking a stop order shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the SEC and U.S. Gold and Canadian Exchange Co. shall have received all necessary state securities law or blue sky authorizations;

     (e) all necessary orders shall have been obtained from relevant Canadian securities regulatory authorities in respect of the exchangeable shares to be issued in the offer, the shares of our common stock that may be issued upon the exchange of any such exchangeable shares and the resale of any exchangeable shares or shares of our common stock;

     (f) U.S. Gold and Canadian Exchange Co. shall have received waivers relating to any change of control provisions in any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which White Knight or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except such waivers the absence of which would not in the aggregate materially adversely affect U.S. Gold, White Knight and our and its respective subsidiaries;

     (g) the holders of shares of our common stock, voting at a meeting of such holders, shall have approved the following prior to the expiry time:

     (i) an amendment to our certificate of incorporation to create a new class of stock comprised of one share of preferred stock, designated Series A Special Voting Preferred Stock, no par value, to be issued in connection with the strategic offers; and

     (ii) the issuance, in connection with the strategic offers, of the exchangeable shares, the U.S. Gold Series A Special Voting Preferred Stock providing holders of the exchangeable shares voting rights in U.S. Gold and the shares of our common stock issuable upon exchange of the exchangeable shares;

     (h) the White Knight directors will have provided, in a form reasonably satisfactory to U.S. Gold and Canadian Exchange Co. (i) resignations and other documents reasonably necessary to effect an orderly transition of its board of directors contemporaneously with or promptly after Canadian Exchange Co. takes up and pays for the White Knight common shares deposited under the offer to purchase, including, if requested, resigning in favor of any nominees who may be specified by us and Canadian Exchange Co. and (ii) executed releases from each White Knight director releasing all claims as directors, other than existing rights to indemnification and insurance and customary directors fees and expenses for attendance at meetings of the board of directors;

     (i) there shall not be in effect or threatened as of the expiry time, as it may be extended, any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition challenging the offer or preventing the completion of the offer or any of the other transactions described in this offer, and there shall be no statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which requires consent or approval or challenges, prohibits, restricts or makes illegal the completion of the offer or the subsequent acquisition transaction;

     (j) there shall not be pending or threatened any suit, action or proceeding by any governmental entity:

     (i) challenging the offer, seeking to restrain or prohibit the completion of the offer or seeking to obtain from us or White Knight or our respective subsidiaries any damages that are material to White Knight and its subsidiaries, on a consolidated basis, or us and our subsidiaries, on a consolidated basis;

     (ii) seeking to prohibit or limit the ownership or operation by us or White Knight or any of our subsidiaries of any material portion of the business or assets of White Knight or us or any of our subsidiaries or to compel White Knight or us or any of our subsidiaries to dispose of or hold separate any material portion of the business or assets of us or White Knight or any of our subsidiaries as a result of the offer;

     (iii) seeking to prohibit us from effectively controlling in any material respect the business or operations of White Knight; or

     (iv) which otherwise is reasonably likely to have a material adverse effect on us or our subsidiaries, on a consolidated basis, or White Knight and its subsidiaries, on a consolidated basis;

     (k) there shall be no change or threatened change in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of White Knight or any of its subsidiaries, on a consolidated basis, that, in our reasonable judgment, has or may have a material adverse effect on White Knight and its subsidiaries, on a consolidated basis, and we shall not have become aware of any fact that, in our reasonable judgment, has or may have a material adverse effect on White Knight and its subsidiaries or their business or prospects or the value to us of the common shares of White Knight;

     (l) U.S. Gold and Canadian Exchange Co. shall have obtained or received all approvals, consents, clearances or waivers required to be obtained or received from any governmental regulatory agency, authority or commission in connection with the offer; and

     (m) there shall not have occurred or been threatened:

     (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Canada;

     (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or Canada or in the market price of White Knight common shares;

     (iii) any change in the general political, market, economic or financial conditions in the U.S. or Canada that could, in our reasonable judgment, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of White Knight or any of its subsidiaries;

     (iv) any material change in U.S. dollar or Canadian dollar exchange rates or a suspension of, or limitation on, the markets therefor;

     (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada;

     (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions;

     (vii) a commencement of war or armed hostilities or other national or international calamity involving the U.S. or Canada; or

     (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

          The conditions listed above are for the exclusive benefit of us and Canadian Exchange Co., and we may assert them regardless of the circumstances giving rise to any of the conditions. Unless precluded from doing so by applicable law, we may, in our sole discretion, waive any of these conditions in whole or in part, in which case the condition or conditions waived by us will be waived with respect to all White Knight shareholders. Subject to any rights and remedies granted to White Knight shareholders under applicable U.S. and Canadian law, our reasonable determination as to whether any condition has been satisfied shall be final and binding on all parties.

          The offerors reserve the right to terminate the offer on or prior to the expiry time if any condition to the offer remains unsatisfied or has not been waived or to comply with any applicable law.

Time for Acceptance

          The offer is open for acceptance, unless withdrawn or extended at our sole discretion, until the expiry time, being 5:00 p.m. (Vancouver Time) on March 23, 2007, or such later time or times and date or dates as we may fix from time to time.

          See the section entitled “Extension of the Expiry Time or Variation or Change of the Offer” immediately below.

Extension of the Expiry Time or Variation or Change of the Offer

          The offer is open for acceptance until the expiry time, being 5:00 p.m. (Vancouver Time) on March 23, 2007, unless earlier withdrawn.

          We reserve the right at any time and from time to time to extend the offer or to vary or change the terms of the offer by giving written notice or other communication (confirmed in writing) of such extension or variation to the depositary at its principal office in Toronto, and by causing the depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in the section entitled “— Notices and Delivery” on page 51 of this offer to all White Knight shareholders. We will make a public announcement of the extension or variation as soon as possible after giving notice of an extension or variation to the depositary (and in the case of an extension of the offer, no later than 9:00 a.m. (Vancouver time) on the day following the expiry time) and provide a copy of the notice to the TSX, TSX-V and AMEX, as applicable. Any notice of extension or variation will be deemed to have been given and to be effective on the day it is delivered or otherwise communicated in writing to the depositary at its principal office in Toronto.

          Where the terms of the offer are varied, the offer will not expire before 10 business days after the notice of such variation has been mailed to shareholders, unless otherwise permitted by applicable law.

          If, before the expiration of all rights of withdrawal with respect to the offer, a material change occurs in the information contained in this offer, as amended from time to time, that would reasonably be expected to affect the decision of a White Knight shareholder to accept or reject the offer (other than a change that is not within the control of the offerors or their affiliates), the offerors will give written notice of such change to the depositary at its principal office in Toronto, and will cause the depositary to promptly provide a copy of such notice in the manner provided in the section entitled “— Notices and Delivery” on page 51 of this offer to all shareholders, if required by applicable law. As soon as practicable after giving notice of such a material change to the depositary, we will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX, TSX-Vand AMEX in accordance with the section entitled “— Notices and Delivery” on page 51 of this offer.

          During any such extension or in the event of a material variation or change in information, all White Knight common shares previously deposited and not accepted for purchase or withdrawn will remain subject to the offer and may be accepted for purchase by us in accordance with the terms of the offer, subject to the withdrawal rights described in the section entitled “Right to Withdraw” below. An extension of the expiry time, a variation of the terms of the offer or a change in information does not constitute a waiver by any of the offerors of any rights described above in the section entitled “— Conditions of the Offer” on page 44 of this offer. If the consideration under the offer is increased, the increased consideration will be paid to all depositing shareholders whose White Knight common shares are accepted for purchase under the offer.

          We will follow any extension, termination, variation, amendment or delay as promptly as practicable, with a public announcement. In the case of an extension, variation or amendment, any related announcement will be issued no later than 5:00 p.m. (Vancouver time), on the date on which the expiry time previously was to occur. Subject to applicable law and without limiting the manner in which the offerors may choose to make any public announcement, the offerors assume no obligation to publish, advertise or otherwise communicate any public announcement of this type other than in accordance with the section entitled “— Notices and Delivery” on page 51 of this offer.

Acceptance of the Offer by Certain Related Parties

          To our knowledge, after reasonable inquiry, none of our directors or senior officers nor any associate of our directors or senior officers, nor any person or company holding more than 10 per cent of any class of our equity securities, nor any person or company acting jointly or in concert with us, propose to accept the offer, except Robert R. McEwen. On March 7, 2006, Mr. McEwen announced that, in his capacity as a holder of White Knight common shares, he intended to support the proposal of U.S. Gold to acquire each of White Knight, Coral Gold, Nevada Pacific and Tone Resources. As of the date of this offer Mr. McEwen beneficially owns 9,552,427 White Knight common shares, which, based on information provided by White Knight on February 1, 2007, represents approximately 16% of the outstanding White Knight common shares. See the sections entitled “Background to the Offer” and “Relationships Between the Offerors and White Knight — Beneficial Ownership of and Trading in Securities of White Knight” on pages 58 and 64, respectively, of this offer.

Manner of Acceptance

     Letter of acceptance and transmittal

          You may accept the offer by delivering to Kingsdale Shareholder Services Inc., the depositary, at the office specified in the letter of acceptance and transmittal, so as to arrive there not later than the expiry time:

  the certificate(s) representing White Knight common shares you desire to tender; AND a letter of acceptance and transmittal (printed on BLUE paper) in the form accompanying the offer or a facsimile thereof, properly completed and duly executed as required by the instructions set out in the letter of acceptance and transmittal; AND any other document required by the instructions set forth in the letter of acceptance and transmittal.

          Except as otherwise provided in the instructions set out in the letter of acceptance and transmittal or as may be permitted by the offerors, the signature on the letter of acceptance and transmittal must be guaranteed by an eligible institution. Eligible institution means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Exchange, Inc. Medallion Signature Program (MSP). If a letter of acceptance and transmittal is executed by a person other than the registered holder of White Knight common shares represented by the certificate(s) that are deposited, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an eligible institution.

          Alternatively, White Knight common shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the expiry time.

     Procedure for Guaranteed Delivery

          If you would like to deposit your White Knight common shares in the offer and the certificate(s) representing White Knight common shares are not immediately available or you cannot deliver the certificate(s) and all other required documents to the depositary at or prior to the expiry time, those White Knight common shares may nevertheless be deposited if all of the following conditions are met:

  the deposit is made by or through an eligible institution; AND a notice of guaranteed delivery (printed on GREEN paper) in the form accompanying the offer or a facsimile thereof, properly completed and duly executed, including a guarantee by an eligible institution in the form specified in the notice of guaranteed delivery, is received by the depositary at the office set out in the notice of guaranteed delivery, at or prior to the expiry time; AND the certificate(s) representing the deposited White Knight common shares in proper form for transfer together with a letter of acceptance and transmittal in the form accompanying the offer or a facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the letter of acceptance and transmittal, are received by the depositary at the office set out in the notice of guaranteed delivery at or prior to 5:00 p.m. (Vancouver time) on the third trading day on the TSX-V after the expiry time.

          The notice of guaranteed delivery may be delivered by hand or courier, transmitted by facsimile or mailed to the depositary at the office set out in the notice of guaranteed delivery and must include a guarantee by an eligible institution in the form set out in the notice of guaranteed delivery.

     General

          In all cases, payment for White Knight common shares deposited and accepted for purchase by us will be made only after timely receipt by the depositary of the certificate(s) representing White Knight common shares, a letter of acceptance and transmittal or a facsimile thereof, properly completed and duly executed, with the signatures guaranteed, if required, covering those White Knight common shares in accordance with the instructions in the letter of acceptance and transmittal, and any other required documents.

          The method of delivery of certificates representing White Knight common shares, the letter of acceptance and transmittal and all other required documents is at the option and risk of the person depositing them. The offerors recommend that all of these documents be delivered by hand to the depositary and a receipt obtained, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

          If your White Knight common shares are registered in the name of a nominee you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in depositing your White Knight common shares under the offer.

          All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any White Knight common shares tendered in the offer will be determined by us in our sole discretion. Depositing shareholders agree that this determination shall be final and binding. We reserve the absolute right to reject any and all deposits that we determine not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. We reserve the absolute right to waive any defects or irregularities in the deposit of any White Knight common shares. Neither we nor the depositary or any other person will have any duty to give notice of any defects or irregularities in any deposit, or any liability for failure to give this notice. Our interpretation of the terms and conditions of this offer, the letter of acceptance and transmittal and the notice of guaranteed delivery will be final and binding.

          No fee or commission will be payable by White Knight shareholders who deliver their shares directly to the depositary or who utilize the facilities of a soliciting dealer to accept the offer.

          The offerors reserve the right, in accordance with applicable law, to permit a White Knight shareholder to accept the offer in a manner other than as set out above.

Acceptance for Purchase of, and Payment for, Deposited White Knight Common Shares

          If all conditions described in the section entitled “Conditions of the Offer” on page 44 of this offer have been satisfied or waived by us at the expiry time, all White Knight common shares that have been properly deposited and not withdrawn will be required, in accordance with applicable U.S. and Canadian law, to be accepted by us for purchase and paid for through the issuance of exchangeable shares promptly following the expiry time and pursuant to Canadian law, in any event, not later than 10 days after the expiry time. Canadian law also requires that the exchangeable shares be issued to all holders of White Knight common shares accepted for purchase within 3 business days of our accepting those shares for purchase.

          Subject to applicable law, we expressly reserve the right to delay accepting for purchase and paying for any White Knight common shares. No White Knight common shares properly tendered in the offer will be accepted for purchase unless all White Knight common shares then properly tendered in the offer are accepted for purchase.

          White Knight common shares properly deposited and not withdrawn in the offer will be deemed to have been accepted for purchase and accepted for payment if, as and when we give written notice or other communication confirmed in writing to the depositary at its principal office in Toronto to that effect.

          Canadian Exchange Co. will pay for White Knight common shares properly tendered in the offer and not withdrawn by providing the depositary with certificates for exchangeable shares, as applicable, for transmittal to depositing shareholders. Under no circumstances will interest accrue or be paid to persons depositing White Knight common shares by any of us, Canadian Exchange Co. or the depositary, regardless of any delay in making payment for those shares.

          Fractional shares will not be issued in the offer. Instead, the number of exchangeable shares to be issued to each shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all White Knight common shares deposited by a shareholder will be aggregated.

          The depositary will act as the agent of the shareholders who have properly deposited White Knight common shares under the offer for the purposes of receiving payment under the offer and transmitting that payment to those shareholders, and receipt of payment by the depositary will be deemed to constitute receipt of payment by those shareholders who have properly deposited White Knight common shares.

          Settlement with each White Knight shareholder who has properly deposited White Knight common shares under the offer will be made by the depositary by forwarding a certificate representing the exchangeable shares, as payment for White Knight common shares accepted for purchase. Unless otherwise specified by the shareholder in the letter of acceptance and transmittal, share certificates will be issued in the name of the registered holder of White Knight common shares so deposited and forwarded by first class mail to the address specified in the letter of acceptance and transmittal. If no address is specified, share certificates will be sent to the address of the shareholder as shown on the register of shareholders maintained by or on behalf of White Knight. Share certificates mailed in accordance with this paragraph will be deemed to be delivered and payment will be deemed to be made at the time of mailing.

          If the consideration payable in the offer is increased before the expiry time, the increased consideration will be paid for all White Knight common shares acquired in the offer, regardless of whether those shares were deposited before that increase in the consideration.

Power of Attorney

          The execution of a letter of acceptance and transmittal by a shareholder irrevocably appoints Canadian Exchange Co. or its designees as the true and lawful agent, attorney and attorney in fact of that shareholder with respect to White Knight common shares deposited and purchased under the offer, and with respect to any and all stock dividends, securities, rights, warrants or other interests or distributions accrued, declared, paid, issued, transferred, made or distributed on or in respect of the purchased White Knight common shares on or after February 12, 2007. This appointment is effective from and after the date the purchased common shares are accepted for purchase and paid for under the offer, which we refer to as the effective date. This appointment affords Canadian Exchange Co. full power of substitution (such power of attorney being coupled with an interest being irrevocable), in the name and on behalf of the holder who deposited those White Knight common shares, to:

  register, record, transfer and enter the transfer of the purchased common shares and any other securities of White Knight on the books of White Knight;

  vote, execute and deliver any instruments of proxy, authorizations and consents in form and on terms satisfactory to Canadian Exchange Co. in respect of any purchased common shares and any or all other securities of White Knight, revoke any such instrument, authorization or consent given prior to or after the effective date, designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the shareholder in respect of those purchased common shares and those other securities for all purposes;

  execute, endorse and negotiate any cheques or other instruments representing any distribution payable to the holder; and

  exercise any and all other rights of a holder of purchased common shares and any other securities.

          In addition, a White Knight shareholder who executes a letter of acceptance and transmittal agrees, from and after the date on which the purchased common shares are accepted for purchase and paid for under the offer:

  not to vote any of the purchased common shares or other securities at any meeting of holders of those securities:

  not to exercise any other rights or privileges attached to any of those securities; and

  to deliver to Canadian Exchange Co. any and all instruments of proxy, authorizations or consents received in respect of all those securities.

          All prior proxies given by a holder of purchased common shares with respect to those purchased common shares and to those other securities shall be revoked at the date on which the purchased common shares are accepted for purchase and paid for under the offer and no subsequent proxies may be given by that holder with respect to those purchased common shares or other securities.

Depositing Shareholders’ Representations and Warranties

          The deposit of White Knight common shares in the offer will create and constitute a binding agreement between the applicable shareholder and each of U.S. Gold and Canadian Exchange Co. upon the terms and subject to the conditions of the offer, including the shareholder’s representation and warranty that:

  such shareholder has full power and authority to deposit, sell, assign and transfer White Knight common shares (and any other securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such White Knight common shares (and other securities) to any other person;

  the shareholder owns White Knight common shares (and any other securities) being deposited within the meaning of applicable securities laws;

  the deposit of those White Knight common shares (and any other securities) complies with applicable securities laws; and

  when those White Knight common shares (and any other securities) are accepted for purchase and paid for under the offer, Canadian Exchange Co. will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances and claims.

Return of White Knight Common Shares

          If any White Knight common shares tendered in the offer are not accepted for purchase in the offer, or certificates are submitted for more White Knight common shares than are properly deposited, certificates for those White Knight common shares that are not accepted for purchase (or were not properly deposited) will be returned to the depositing White Knight shareholder without expense to the shareholder as soon as practicable after the expiry time or withdrawal or termination of the offer by sending certificates representing White Knight common shares not purchased by first class mail in the name of and to the address specified by the shareholder in the letter of acceptance and transmittal or, if a name or address is not specified, in the name and to the address as shown on the share register maintained by or on behalf of White Knight.

Mail Service Interruption

          Notwithstanding any other provisions of this offer, the letter of acceptance and transmittal and the notice of guaranteed delivery, share certificates and other relevant documents will not be mailed if we or Canadian Exchange Co. determine, in our reasonable discretion, that delivery by mail may be delayed by a disruption of mail service. White Knight shareholders entitled to share certificates and/or other relevant documents that are not mailed for this reason may take delivery thereof at the office of the depositary at which they deposited their White Knight common shares until such time as we have determined, in our reasonable discretion, that delivery by mail will no longer be delayed. Notwithstanding the section entitled “— Acceptance for Purchase of, and Payment for, Deposited White Knight Common Shares” on page 49 of this offer, but subject to the section entitled “— Notices and Delivery” below, share certificates and other relevant documents not mailed for this reason will, subject to applicable law, be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the depositary at which White Knight common shares were deposited. Notice of any such determination by U.S. Gold shall be given to holders of White Knight common shares in accordance with the section entitled “— Notices and Delivery”, below.

Notices and Delivery

          Except as otherwise provided in this offer, any notice that we or Canadian Exchange Co. or the depositary may provide, give or cause to be given under the offer will be deemed to have been properly given if mailed to the registered holders of White Knight common shares at their respective addresses appearing in the registers maintained in respect of such White Knight common shares and will be deemed to have been delivered and received on the mailing date. These provisions shall apply notwithstanding any accidental omission to provide or give notice to any one or more holders of White Knight common shares and notwithstanding interruption of mail service in Canada, the United States or elsewhere following mailing. In the event of any interruption of mail service, we intend to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to the approval of applicable regulatory authorities, in the event of any interruption of mail service, any notice that we or Canadian Exchange Co. or the depositary may provide, give or cause to be given under the offer will be deemed to have been properly provided or given to or received by holders of White Knight common shares if: (i) it is given to the TSX-V for dissemination through their facilities; (ii) it is published once in the National Edition of The Globe and Mail or The National Post; or (iii) it is given to the Canada Newswire Service or Dow Jones Newswire.

Right to Withdraw

          Except as indicated herein or as otherwise required by applicable law, deposits of White Knight common shares are irrevocable. White Knight common shares tendered in the offer may be withdrawn by or on behalf of the depositing shareholder (unless otherwise required or permitted by applicable law):

     (a) at any time before White Knight common shares have been accepted for purchase by the offerors under the offer;

     (b) if the White Knight common shares have not been paid for by us or Canadian Exchange Co. within three business days after having been accepted for purchase; or

     (c) at any time before the expiration of 10 days from the date upon which either:

     (i) a notice of change relating to a change in the information contained in the offer, as amended from time to time, that would reasonably be expected to affect the decision of a White Knight shareholder to accept or reject the offer (other than a change that is not within the control of us, Canadian Exchange Co. or our affiliates, unless it is a change in a material fact relating to the shares of our common stock or the exchangeable shares), in the event that such change occurs at or before the expiry time or after the expiry time but before the expiry of all rights of withdrawal in respect of the offer; or

     (ii) a notice of variation concerning a variation in the terms of the offer (other than a variation consisting solely of an increase in the consideration offered for White Knight common shares where the expiry time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited shares have not been accepted for purchase by the offerors at the date of the notice.

          Notice of withdrawal of deposited White Knight common shares must:

     (i) be made by a method that provides the depositary with a written or printed copy of such notice (which includes a facsimile);

     (ii) be made by or on behalf of the depositing shareholder;

     (iii) be signed by or on behalf of the shareholder who signed the letter of acceptance and transmittal that accompanied White Knight common shares being withdrawn;

     (iv) specify the shareholder’s identity, the number of White Knight common shares to be withdrawn, the name of the registered shareholder of, and the certificate number shown on each certificate evidencing, White Knight common shares being withdrawn; and

     (v) be actually received by the depositary within the applicable time specified above.

          Any signature in the withdrawal notice must be guaranteed in the same manner as in the letter of acceptance and transmittal.

         Withdrawals may not be rescinded. Any White Knight common shares withdrawn will be deemed not properly deposited for the purposes of the offer, but may be re-deposited at any time on or prior to the expiry time by following the applicable procedures described in the section entitled “— Manner of Acceptance” on page 48 of this offer.

          In addition to the foregoing withdrawal rights, White Knight shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See the section entitled “Offerees’ Statutory Rights” on page 99 of this offer.

Dividends and Distributions

          If, on or after the date of the offer, White Knight should subdivide, consolidate or otherwise materially change any of its common shares or its capitalization or disclose that it has taken any such action, we may make such adjustments as we deem appropriate to reflect such subdivision, consolidation or other change in the purchase price and other terms of the offer including (without limitation) the type of securities offered to be purchased and the amounts payable therefor.

          White Knight common shares acquired in the offer shall be acquired free and clear of all encumbrances, together with all rights and benefits arising therefrom including the right to any and all cash and stock dividends, securities, rights, warrants or other interests or distributions which may be accrued, declared, paid, issued, distributed, made or transferred on or in respect of such White Knight common shares and which are made payable or distributable to the holders of those White Knight common shares of record on a date on or after the date of the offer. If White Knight should declare or pay any cash or stock dividend or make any other distribution on, or issue any securities, rights, warrants or other interests or distributions in respect of, deposited White Knight common shares after the date of the offer, such dividend, distribution or rights will be received and held by the depositing White Knight shareholder for the account of Canadian Exchange Co., and:

          (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing shareholders for their own account, and to the extent that such dividends, distributions or payments do not exceed the value of the consideration per White Knight common share payable by us or Canadian Exchange Co. in the offer (as determined by us or Canadian Exchange Co.), the consideration will be reduced by that number of exchangeable shares having a value equal to the amount of such dividend, distribution or payment;

          (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be delivered by depositing shareholders to the depositary for the account of us or Canadian Exchange Co., accompanied by appropriate documentation of transfer; and

          (iii) in the case of any cash dividends, distributions or payments in an amount that exceeds the consideration per Common Share payable by us or Canadian Exchange Co. (as determined by us or Canadian Exchange Co.), the whole of any such cash dividend, distribution or payment shall be received and held by the depositing shareholders for the account of us or Canadian Exchange Co. and shall be required to be promptly remitted and transferred by the depositing shareholders to the depositary for the account of us or Canadian Exchange Co., accompanied by appropriate documentation of transfer.

          Pending such remittance (in the case of (ii) and (iii) above), we or Canadian Exchange Co. will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the exchangeable shares, as applicable, otherwise issuable by us or Canadian Exchange Co. to the non-remitting shareholder in the offer or deduct from the number of exchangeable shares with a value equal to the amount or value equal to the amount or value of the dividend, distribution, payment right or other interest, as determined by us or Canadian Exchange Co. in our sole discretion.

Market Purchases

          Neither we nor Canadian Exchange Co. will acquire beneficial ownership of White Knight common shares while the offer is outstanding, other than in the offer.

Other Terms

          We reserve the right to transfer to one or more of our affiliates the right to purchase all or any portion of White Knight common shares tendered in the offer, but any such transfer will not relieve us or Canadian Exchange Co. of our and its obligations under the offer and will in no way prejudice the rights of persons depositing White Knight common shares to receive payment for White Knight common shares validly deposited and accepted for payment in the offer.

          No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of us or Canadian Exchange Co. or any of our affiliates in connection with the offer other than as contained in the offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

          The provisions of this offer, together with the letter of acceptance and transmittal and the notice of guaranteed delivery accompanying this offer collectively comprise the terms and conditions of the offer.

          We will determine in our reasonable discretion all questions relating to the interpretation of this offer, the letter of acceptance and transmittal and the notice of guaranteed delivery, the validity (including time of receipt) of any acceptance of the offer and any withdrawal of White Knight common shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of White Knight common shares or notice of withdrawal of White Knight common shares, and the due completion and execution of the letter of acceptance and transmittal. Subject to any legal recourse White Knight shareholders may have regarding the conditions to our offer, our reasonable determination of such matters, shall be final and binding for all purposes. We and Canadian Exchange Co. each reserve the right to waive any defect in acceptance with respect to any particular White Knight common share or any particular shareholder. There shall be no obligation on us, Canadian Exchange Co., the soliciting dealers or the depositary to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification.

          This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of any such jurisdiction. However, we and Canadian Exchange Co. may, in our and their sole discretion, take such action as we may deem necessary to extend the offer to White Knight shareholders in any such jurisdiction.

Dissenters’ Rights

          No dissenters’ rights are available in connection with the offer. However, any subsequent acquisition transaction may result in shareholders having the right to dissent and demand payment of the fair value of their White Knight common shares under Section 238 of the BCBCA. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their White Knight common shares. The fair value of White Knight common shares so determined could be more or less than the amount paid per common share in the subsequent acquisition transaction or the offer. See the section entitled “— Subsequent Acquisition Transaction” on page 55 of this offer.

Judicial Developments

          Prior to the pronouncement of Canadian OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and AMF Regulation Q-27. The offerors have been advised that more recent notices and judicial decisions indicate a willingness to permit business combinations to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.

          Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

Subsequent Acquisition Transaction

          If Canadian Exchange Co. accepts for purchase and pays for White Knight common shares validly tendered in the offer, we or Canadian Exchange Co. intend to take any necessary or advisable actions, including causing a special meeting of White Knight shareholders to be called to consider a transaction that would enable us or an affiliate to acquire all White Knight common shares not acquired in the offer. We or Canadian Exchange Co. currently intend to cause a special meeting of White Knight shareholders to be called following the completion of the offer to consider a statutory plan of arrangement or similar transaction, which we refer to as a subsequent acquisition transaction, whereby: (i) White Knight warrants would be exchangeable for warrants to purchase exchangeable shares of Canadian Exchange Co. at the rate of 0.35 of an exchangeable share for each common share of White Knight that the warrant holders had the right to purchase; (ii) White Knight shareholders who did not deposit their White Knight common shares under the offer would receive exchangeable shares in the same exchange ratio offered in the offer; and (iii) the White Knight stock option plan would be assumed or adopted by us or Canadian Exchange Co. The timing and details of any subsequent acquisition transaction will depend on a number of factors, including the number of White Knight common shares acquired in the offer and the terms of White Knight’s warrant indentures and stock option plan, and there can be no assurance that any subsequent acquisition transaction will be proposed, or if proposed, effected.

          A subsequent acquisition transaction described above may constitute a “business combination” or a “going private transaction” within the meaning of certain applicable Canadian securities legislation, including OSC Rule 61-501 and AMF Regulation Q-27. Under OSC Rule 61-501 and AMF Regulation Q-27, subject to certain exceptions, a subsequent acquisition transaction may constitute a “business combination” or a “going private transaction” if it would result in the interest of a holder or beneficial owner of White Knight common shares being terminated without such holder’s or beneficial owner’s consent, irrespective of the nature of the consideration provided in substitution therefor. We expect that any subsequent acquisition transaction relating to White Knight common shares will be a “business combination” or a “going private transaction” under OSC Rule 61-501 and AMF Regulation Q-27.

          In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of subsequent acquisition transactions to be “related party transactions.” However, if the subsequent acquisition transaction is a “business combination” or a “going private transaction” carried out in accordance with OSC Rule 61-501 and AMF Regulation Q-27 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. We intend to carry out any such subsequent acquisition transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such subsequent acquisition transaction.

          OSC Rule 61-501 and AMF Regulation Q-27 provide that unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of White Knight common shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of White Knight common shares a summary of such valuation or the entire valuation. In connection therewith, we intend to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Regulation Q-27 exempting us or White Knight or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any subsequent acquisition transaction. An exemption is available under OSC Rule 61-501 and AMF Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. We currently intend that the consideration offered under any subsequent acquisition transaction proposed by us would be equal in value to, and in the same form as, the consideration offered under the offer and that such subsequent acquisition transaction will be completed no later than 120 days after the expiry date and, accordingly, we expect to rely on these exemptions.

          Depending on the nature and the terms of the subsequent acquisition transaction, the provisions of the BCBCA may require the approval of at least 66 2 / 3 % of the votes cast by holders of the outstanding White Knight common shares at a meeting duly called and held for the purpose of approving a subsequent acquisition transaction. OSC Rule 61-501 and AMF Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of White Knight common shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any subsequent acquisition transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all White Knight shareholders other than us, any “related party” of ours or any other “interested party” (within the meaning of OSC Rule 61-501 and AMF Regulation Q-27) including any of our directors or senior officers, affiliate or insiders or any of our directors or senior officers or any person acting jointly or in concert with any of the foregoing.

          OSC Rule 61-501 and AMF Regulation Q-27 also provide that we may treat White Knight common shares acquired in the offer as “minority” shares and vote them, or consider them voted, in favor of a subsequent acquisition transaction that is a business combination or a going private transaction, provided that, among other things: (a) the business combination or going private transaction is completed not later than 120 days after the expiry date; (b) the consideration for each security in the subsequent acquisition transaction is at least equal in value to and in the same form as the consideration paid in the offer; and (c) the White Knight shareholder who tendered such White Knight common shares to the offer was not (i) acting jointly or in concert with us in respect of the offer, (ii) a direct or indirect party to any “connected transaction” (as defined in OSC Rule 61-501) to the offer, or (iii) entitled to receive, directly or indirectly, in connection with the offer, a “collateral benefit” (as defined in OSC Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of shareholders in Canada. We currently intend that the consideration offered under any subsequent acquisition transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the offer and that such subsequent acquisition transaction will be completed no later than 120 days after the expiry date and, accordingly, the offerors intend to cause White Knight common shares acquired in the offer to be voted in favor of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

          In addition, under OSC Rule 61-501 and AMF Regulation Q-27, if, following the offer, U.S. Gold and our affiliates are the registered holders of 90% or more of White Knight common shares at the time the business combination or going private transaction is initiated, the requirement for minority approval under OSC Rule 61-501 and AMF Regulation Q-27 would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority White Knight shareholders.

          Any subsequent acquisition transaction may also result in White Knight shareholders having the right to dissent and demand payment of the fair value of their White Knight common shares under Section 238 of the BCBCA. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their White Knight common shares. The fair value of White Knight common shares so determined could be more or less than the amount paid per White Knight common share in the subsequent acquisition transaction or the offer.

          The tax consequences to a White Knight shareholder of a subsequent acquisition transaction may differ from the tax consequences to such White Knight shareholder of accepting the offer. See the section entitled “Material Canadian Federal Income Tax Considerations” on page 66 of this offer. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a subsequent acquisition transaction if and when proposed.

          The timing and details of any subsequent acquisition transaction involving White Knight will necessarily depend on a variety of factors, including the number of White Knight common shares acquired in the offer. Although we currently intend to propose a subsequent acquisition transaction on the same terms as the offer, it is possible that, as a result of the number of White Knight common shares acquired under the offer, delays in our ability to effect such a transaction, information hereafter obtained by us, changes in general economic, industry, regulatory or market conditions or in the business of White Knight, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. We expressly reserve the right not to propose a subsequent acquisition transaction involving White Knight.

          Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a subsequent acquisition transaction. We believe that Rule 13e-3 would not be applicable to a subsequent acquisition transaction unless the subsequent acquisition transaction is consummated more than one year after the termination of the offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning White Knight and certain information relating to the fairness of the subsequent acquisition transaction, and the consideration offered to minority shareholders be filed with the SEC and distributed to minority shareholders before the consummation of any such transaction.

          The foregoing discussion of certain provisions of the Exchange Act is not a complete description of the Exchange Act or such provisions thereof and is qualified in its entirety by the reference to the Exchange Act.

          If we are unable or decide not propose a subsequent acquisition transaction, or propose a subsequent acquisition transaction but cannot obtain any required approvals or exemptions promptly, we will evaluate other alternatives. These alternatives could include, to the extent permitted by applicable law, purchasing additional White Knight common shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from White Knight, or taking no actions to acquire additional White Knight common shares. Subject to applicable law, any additional purchases of White Knight common shares could be at a price greater than, equal to, or less than the price to be paid for White Knight common shares under the offer and could be for cash, securities and/or other consideration. Alternatively, we may take no action to acquire additional White Knight common shares, or may even sell or otherwise dispose of any or all White Knight common shares acquired in the offer, on terms and at prices then determined by us, which may vary from the price paid for the White Knight common shares. The failure to consummate the subsequent acquisition transaction could adversely affect the U.S. tax treatment of shareholders of White Knight who exchange their White Knight shares for exchangeable shares in the offer.

BACKGROUND TO THE OFFER

          On June 28, 2005, Robert R. McEwen, prior to the time he became our Chairman and Chief Executive Officer, purchased 5,681,705 White Knight common shares representing a 10.5% ownership in White Knight. Mr. McEwen purchased such White Knight common shares in a private purchase from Goldcorp Inc. for an average purchase price of $0.81 per share.

          On July 5, 2005, Mr. McEwen purchased 2,270,700 White Knight common shares representing a 4.2% ownership in White Knight. Following such purchase, Mr. McEwen held 7,952,427 White Knight common shares (or 14.7% of the outstanding White Knight common shares). Mr. McEwen purchased such White Knight common shares on the TSX-V for an average purchase price of $0.91 per Common Share.

          In July, 2005, Mr. McEwen was given a tour of certain of the White Knight properties in Nevada by John M. Leask, the Chairman of White Knight, Gordon P. Leask, a director of White Knight, and certain members of White Knight management. During this tour, Mr. McEwen engaged in preliminary discussions with Messrs. Leask and Leask about consolidating the companies’ properties located along the Cortez Trend in Nevada.

          On July 22, 2005, Mr. McEwen purchased 1,600,000 White Knight common shares representing a 2.9% ownership in White Knight. Following such purchase, Mr. McEwen held 9,552,427 White Knight common shares of White Knight (or 16.1% of the outstanding White Knight common shares as of the date of this offer). Mr. McEwen purchased such White Knight common shares on the TSX-V for an average purchase price of $1.26 per common share.

          On August 11, 2005, Mr. McEwen, Ian Ball and Stefan Spears, each a consultant to U.S. Gold, met with Messrs. Leask and Leask and Brian Edgar, a director of White Knight, at our office in Toronto, Ontario. On November 16, 2005, Messrs. McEwen and Ball met with Mr. John M. Leask and William Rand, an advisor to White Knight and partner of Mr. Edgar, in Vancouver, British Columbia. In addition, during the summer and fall of 2005, Mr. McEwen and the representatives of White Knight engaged in several telephone conversations. During these meetings and telephone conversations, the representatives of each company continued these earlier discussions about consolidating the companies’ properties located along the Cortez Trend in Nevada.

          On March 5, 2006, we announced that we intended to acquire in stock transactions, all of the outstanding White Knight common shares of White Knight, Nevada Pacific, Coral Gold and Tone Resources, each of which is exploring in the Cortez Trend in Nevada. These proposals were made in letters sent on March 5, 2006 by Mr. McEwen to the chief executive officers of each of the target companies. We announced that our proposal represented a premium of 25% to the closing stock prices of each company’s shares on March 3, 2006 and that our board of directors had formed a special committee to evaluate the terms of each of the transactions in recognition of, among other things, the equity interests of Mr. McEwen in each of the four companies.

          On March 6, 2006, White Knight announced that management was evaluating our proposed offer.

          On March 22, 2006, White Knight announced that the board of directors of White Knight had engaged Genuity Capital Markets to act as financial advisor, to provide a fairness opinion and to assist in responding to the offer.

          On March 27, 2006, our special committee of the board retained Wellington West Capital Markets Inc. to provide its opinion as to the fairness of the offer, from a financial point of view, to our shareholders. Based upon and subject to the matters described in their fairness opinion, Wellington West Capital Markets Inc. concluded that, as at April 6, 2006, the offer was fair, from a financial point of view, to our shareholders.

          During the week of April 24, 2006, there were a number of discussions among Genuity, GMP Securities L.P., our Canadian counsel and White Knight regarding, among other things, the proposed timing and structure of this offer and whether U.S. Gold would be prepared to enter into a support agreement with White Knight in relation to the offer. We responded through GMP that we would proceed with the offer as originally contemplated.

          On May 1, 2006, we announced the commencement of the offer to purchase the common shares of White Knight. We also announced that it intended to make formal offers to the shareholders of Tone Resources, Coral Gold and Nevada Pacific based on the same per share exchange ratios announced by us on March 5, 2006 as soon as practicable following the completion by each of the foregoing companies of formal valuations required under applicable law.

          On May 16, 2006, White Knight announced that it had filed its directors’ circular with Canadian securities authorities in response to the offer and mailed the directors’ circular to holders of White Knight issued and outstanding common shares. At the time, the board of directors of White Knight made no recommendations to shareholders regarding the offer. White Knight stated that while its board of directors was generally supportive of the business proposition of consolidating the land positions within the Cortez Trend, aggressively pursuing exploration programs, the enhanced trading liquidity and the stronger cash position for White Knight, based on advice from its financial and legal advisors, the board of directors would reserve judgment until issues were resolved with respect to the timing of the offer, particularly with respect to the timing of receiving appropriate clearances from the SEC and the completion of satisfactory due diligence on U.S. Gold.

          On June 5, 2006, we announced that, in view of certain United States securities regulatory requirements, we had terminated the offer to purchase White Knight common shares. We stated that we intended to commence the strategic offers by mailing new offer documents as soon as regulatory requirements could be satisfied, including the receipt of necessary information from each of the target companies.

          During the months of August and September 2006, our management, with the assistance of our financial and legal advisors, obtained and analyzed certain publicly available information regarding White Knight to evaluate the proposed acquisition of White Knight. Management also worked with our financial and legal advisors to consider various structuring and transaction alternatives for the strategic offers.

          On September 28, 2006, the law firm of Hogan & Hartson LLP, our United States special counsel, sent a written request to White Knight’s outside counsel to provide us and their advisors with certain due diligence materials, including financial statements for the most recent completed fiscal period, and requested that White Knight instruct their independent auditors to provide a consent to the inclusion of White Knight’s financial statements in this offer. To date we have received diligence materials in response to our requests and the required auditors’ consents.

          On January 18, 2007, we announced our intention to commence the formal tender offers for each of Nevada Pacific, Tone Resources and White Knight following the satisfaction of certain regulatory requirements. At the same time, we announced that we have decided not to pursue U.S. Gold’s proposed offer for Coral Gold Resources Ltd., a company based in Vancouver, British Columbia which conducts mineral exploration activities in the Cortez Trend in Nevada, in view of certain regulatory requirements that would need to be satisfied by Coral Gold Resources Ltd. prior to own commencement of a formal tender offer. This decision was based on management’s concern, after consultation with our advisors, that the possible undue delay and expense arising from the satisfaction of those regulatory requirements could jeopardize the strategic offers. In future, we may, in our sole discretion, re-evaluate our intention to acquire Coral Gold Resources Ltd.

INTENTIONS OF THE OFFERORS

Strategic Rationale for the Offer

          We are engaged in the exploration for gold and other precious metals. We hold a 100% interest in the Tonkin Springs gold property in Eureka County, Nevada, subject to paramount title in the United States. We have commenced an extensive two-year, property-wide, integrated exploration program at the Tonkin Springs gold property, focusing on evaluation of the structural and stratigraphic setting of the project. Our objectives are to expand the known mineralization and to discover mineralization in areas previously untested, targeting deeper mineralization. U.S. shareholders are cautioned that, although National Instrument 43-101 requires disclosure in Canada of measured, indicated and inferred mineral resources, the SEC does not recognize these classification categories for U.S. reporting purposes.

          White Knight is an exploration company active in identifying and generating mineral prospects. White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. Its portfolio includes 18 properties (over 68,000 acres), 15 of which are located in the Cortez Trend. Five are joint ventures subject to earn-in agreements with the remainder 100% held by White Knight (with White Knight having a net ownership position of between 46,000 and 50,000 acres).

          In addition to filing this offer, we have commenced take-over bids for all of the outstanding common shares of Nevada Pacific and Tone Resources. We have also filed registration statements to register the exchangeable shares, and shares of our common stock issuable upon exchange of the exchangeable shares, which we intend to issue to the holders of the other target companies in these separate strategic offers. Each of the other target companies is an exploration stage company engaged in the acquisition and exploration of mineral properties primarily located on the major gold trends in the north-central region of Nevada and has mineral exploration properties that are adjacent to or near our Tonkin Springs gold property.

  Nevada Pacific. Nevada Pacific owns an exploratory property portfolio covering approximately 890 square miles of mineral rights in Mexico, including the Magistral Gold Mine, ten properties in Nevada and one in Utah. The Nevada property portfolio covers approximately 85 square miles, including portions of two significant gold producing regions: the Battle Mountain/Eureka Trend/Cortez Trend and the Carlin Trend. We intend to offer to purchase all of the outstanding shares of Nevada Pacific on the basis of 0.23 of an exchangeable share for each common share of Nevada Pacific. Nevada Pacific’s common shares are listed on the TSX-V under the symbol “NPG.”

  Tone Resources. Tone Resources is focused on gold and holds substantially all interests in eight projects (10 claim groups) in Elko, Eureka, Lander, and Pershing counties in Nevada. All of Tone Resources’ properties are located near infrastructure facilities of currently producing gold mines. We intend to offer to purchase all of the outstanding shares of Tone Resources on the basis of 0.26 of an exchangeable share for each common share of Tone Resources. Tone Resources’ common shares are listed on the TSX-V under the symbol “TNS-V” and quoted on the Pink Sheets in the United States under the symbol “TONRF.”

          If all of the strategic offers are successfully completed, the voting power of our shareholders will be diluted and it is expected that the shareholders of White Knight, Nevada Pacific and Tone Resources will own, in the aggregate, approximately 46% of the outstanding shares and voting power of U.S. Gold (or approximately 44% on a fully-diluted basis).

          We believe that there are significant benefits to bringing together U.S. Gold, White Knight, Nevada Pacific and Tone Resources, including that the combined company will have:

  A larger land position within the Cortez Trend and a larger exploration program. We hold a 100% interest in the Tonkin Springs exploration gold property in Eureka County, Nevada, subject to paramount title in the United States. This property consists of approximately 44 square miles of unpatented lode mining claims and millsite claims located on the Battle Mountain-Eureka Trend, approximately 45 miles northwest of the town of Eureka, in north-central Nevada. Upon successful completion of the strategic offers, our land position would increase by approximately 240% to approximately 150 square miles. Over the next two years, we have planned 400,000 feet of exploration drilling on our Tonkin Springs exploration gold property at a cost of US$30 million. If the strategic offers are successfully completed, we intend to aggressively explore the properties of White Knight, Nevada Pacific and Tone Resources over the next two years to coincide with our exploration program at our Tonkin Springs exploration gold property.

  A stronger cash position and reduced costs. On February 22, 2006, we completed a private placement of 16,700,000 subscription receipts, with gross proceeds to us of US$75,150,000. Of the intermediate exploration companies currently exploring for gold in Nevada, we have one of the strongest cash positions. Successful completion of one or more of the strategic offers will also give us access to any additional cash resources of the companies acquired. Due to the strategic locations in Nevada of the assets of each of Nevada Pacific, Tone Resources and White Knight and the elimination of redundant fees and costs, we expect that U.S. Gold would realize lower total costs than if each company were to remain a separate entity.

  Enhanced trading liquidity and better market focus. U.S. Gold and Canadian Exchange Co. expect that the successful completion of the acquisition of the target companies would result in increased market capi- talization and trading liquidity of the combined company, resulting in better market focus. Because of the increased market capitalization and liquidity of the combined company, we expect that the combined company will have greater access to equity and debt capital markets than U.S. Gold currently does, and greater appeal to institutional investors. It is a condition to the strategic offers that the exchangeable shares shall have been approved for listing on the TSX and we expect that our shares of common stock will continue to be to be traded on the TSX and AMEX. We expect that the enhanced access to the equity and debt capital markets resulting from the acquisition of the target companies would provide management of the combined company greater flexibility to execute its business plan under various financial market conditions.

  Additional technical expertise. We believe that one or more of Nevada Pacific, Tone Resources and White Knight has quality employees with good technical expertise. We hope to retain at least some of these key employees following the successful completion of the proposed acquisitions to assist in our business and operations going forward.

          Upon successful completion of the strategic offers, the combined company would strive to become the premier exploration company in Nevada. However, you should be aware that the successful completion of any or all of our offers to purchase all of the outstanding shares of Nevada Pacific and Tone Resources is not a condition of the offer.

Purpose of the Offer

          We are making the offer to acquire, directly or indirectly, all of the outstanding White Knight common shares. If the conditions of the offer are satisfied or waived and we accept for purchase and pay for White Knight common shares validly tendered in the offer, we currently intend to acquire, directly or indirectly, all of the outstanding White Knight common shares in accordance with applicable law by way of a subsequent acquisition transaction. See the section entitled “The Offer — Other Terms — Subsequent Acquisition Transaction” on page 55 of this offer.

Plans for White Knight

          Upon successful completion of the offer and any subsequent acquisition transaction, we intend to take appropriate actions to optimize and rationalize the combined entities’ assets, operations, management, personnel, general and administrative functions and corporate structure.

          If permitted by applicable law, subsequent to the completion of the offer and, if necessary, any subsequent acquisition transaction, we intend to delist White Knight common shares from the TSX-Vand cause White Knight to cease to be a reporting issuer under the securities laws of the applicable jurisdictions.

INVESTMENT CONSIDERATIONS

          We believe that the consideration offered for White Knight common shares under the offer is fair. You are urged to consider the following factors in making your decision to accept the offer.

The consideration offered under the offer provides a significant premium for White Knight’s shareholders.

          We are offering to purchase, upon the terms and subject to the conditions of the offer, all of the outstanding White Knight common shares, including any White Knight common shares that may be issued after the date of the offer and prior to the expiry time, on the basis of 0.35 of an exchangeable share for each White Knight common share. The exchangeable shares will, under the circumstances described in this offer, be exchangeable for shares of our common stock on a one-for-one basis. Based on the closing prices of White Knight common shares on the TSX-V and the shares of our common stock on the OTCBB on March 3, 2006, the last trading day prior to the announcement of U.S. Gold’s proposed business combination with White Knight, this exchange ratio represented a premium of approximately 25% to shareholders over the trading price prior to the announcement of the offer. Based on the closing prices of White Knight common shares on the TSX-Vand the shares of common stock of U.S. Gold on the TSX on February 2, 2007, the most recent trading day practicable before the filing of this offer, this exchange ratio represented a premium of approximately 6.8% to White Knight shareholders.

We believe that there are significant benefits to bringing together U.S. Gold with three other companies exploring in the Cortez Trend.

          In addition to this offer, we have commenced take-over bids for all of the outstanding common shares of Nevada Pacific and Tone Resources. Like White Knight, each of these companies is exploring in the Cortez Trend in Nevada and has mineral exploration properties that are adjacent to or near U.S. Gold’s Tonkin Springs gold property. See the section entitled “Intentions of the Offerors — Strategic Rationale for the Offer” on page 60 of this offer. We believe that there are significant benefits to bringing together U.S. Gold, White Knight, Nevada Pacific and Tone Resources, including that the combined company will have:

  a larger land position within the Cortez Trend and a larger exploration program;

  a stronger cash position and reduced costs;

  enhanced trading liquidity and better market focus; and

  greater technical expertise.

          Upon successful completion of the strategic offers, the combined company would strive to become the premier exploration company in Nevada. However, you should be aware that the successful completion of any or all of our offers to purchase all of the outstanding shares of Nevada Pacific and Tone Resources is not a condition of the offer.

The liquidity and trading price of White Knight’s common shares may be adversely affected if we are not successful in acquiring 100% of White Knight’s common shares.

          Our acquisition of any White Knight common shares under the offer will reduce the number of White Knight common shares that might otherwise trade publicly, as well as the number of shareholders. Depending on the number of shareholders depositing and the number of White Knight common shares acquired by us under the offer, following the completion of the offer and prior to any subsequent acquisition transaction, the liquidity and market value of the remaining White Knight common shares held by the public would likely be adversely affected. After the purchase of White Knight common shares under the offer, it may be possible for White Knight to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of shareholders.

The White Knight common shares may fail to meet the criteria for continued listing on the TSX-V even if the offerors are not successful in acquiring 100% of White Knight common shares.

          The rules and regulations of the TSX-V establish certain criteria that, if not met, could lead to the delisting of White Knight common shares from the TSX-V. Among such criteria are the number of White Knight shareholders, the number of White Knight common shares publicly held and the aggregate market value of White Knight common shares publicly held. Depending on the number of White Knight shareholders depositing White Knight common shares and the number of White Knight common shares acquired by us under the offer, it is possible that, following the completion of the offer and prior to any subsequent acquisition transaction, White Knight common shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, White Knight common shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such shares. We intend to cause White Knight to apply to delist White Knight common shares from the TSX-V as soon as practicable after the successful completion of the offer and any subsequent acquisition transaction.

RELATIONSHIPS BETWEEN THE OFFERORS AND WHITE KNIGHT

Beneficial Ownership of and Trading in Securities of White Knight

          As of the date hereof, Robert R. McEwen, our Chairman and Chief Executive Officer, beneficially owns 9,552,427 White Knight common shares, which represents approximately 16% of the outstanding White Knight common shares as of February 1, 2007. Other than such securities, no securities of White Knight, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of White Knight, by our directors or executive officers or, to the knowledge of such directors and executive officers after reasonable inquiry, by any of our associates or affiliates, by any associate of our directors or executive officers or by any person or company owning, directly or indirectly, more than 10% of any class of our securities. No person is acting jointly or in concert with us and Canadian Exchange Co. with respect to the offer.

          Except for the purchases by Mr. McEwen of White Knight common shares described in the section entitled “Background to the Offer” on page 58 of this offer, no securities of White Knight have been purchased or sold during the 12-month period preceding the date of the offer by the offerors or the offerors’ directors or executive officers or, to the knowledge of such directors and executive officers after reasonable inquiry, by any of the offerors’ associates or affiliates, by any associate of the offerors’ directors or executive officers or by any person or company owning, directly or indirectly, more than 10% of any class of securities of the offerors.

Commitments to Acquire Securities of White Knight

          Except in connection with the offer, neither of us, Canadian Exchange Co. nor any of our directors or executive officers, nor to the knowledge of our directors and executive officers after reasonable inquiry, any of our associates or affiliates, any associate of any of our directors or executive officers or any person or company owning, directly or indirectly, more than 10% of any class of our securities has entered into any commitments to acquire any equity securities of White Knight.

Transaction-Related Expenses

          U.S. Gold has agreed to pay the transaction-related fees and expenses incurred by each of the target companies in relation to the proposed acquisitions. As of February 1, 2007, U.S. Gold has reimbursed the target companies for the following transaction-related fees and expenses: Nevada Pacific, US$220,211, Tone Resources, US$117,082, and White Knight, US$52,712.

Arrangements, Agreements or Understandings

          Except as described in this offer or in the attached appendices or documents, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates have any contract, arrangement, understanding or relationship with any other person with respect to any securities of White Knight, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described in the offer, there have been no contacts, negotiations or transactions between us or, to the best of our knowledge, any of our directors, executive officers or other affiliates on the one hand, and White Knight or its affiliates, on the other hand, relating to any merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither we, nor, to the best of our knowledge, any of the our directors, executive officers or other affiliates has had any transaction with White Knight or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the offer.

          There are no arrangements or agreements made or proposed to be made between us and any of the directors or executive officers of White Knight and no payments or other benefits are proposed to be made or given by us to such directors or executive officers as compensation for loss of office or as compensation for remaining in or retiring from office if the offer is consummated.

MATERIAL CHANGES AND OTHER INFORMATION

          Except for the offer and as otherwise disclosed publicly by White Knight, we are not aware of any information which indicates that any material change has occurred in the affairs of White Knight since the date of the last available published financial statements of White Knight.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

          In the opinion of Fraser Milner Casgrain LLP, Canadian counsel to U.S. Gold and Canadian Exchange Co., the following is, at the date hereof, a summary of the material Canadian federal income tax considerations applicable to shareholders who dispose of their White Knight common shares in the offer and who, for purposes of the Tax Act and at all relevant times, hold their White Knight common shares and will hold any exchangeable shares and shares of common shares of U.S. Gold as capital property and deal at arm’s length with, and are not affiliated with, U.S. Gold, Canadian Exchange Co., Alberta ULC and White Knight.

          The White Knight common shares, the exchangeable shares and the shares of common stock of U.S. Gold will be considered to be capital property to a holder thereof provided such securities are not held in the course of carrying on a business of buying and selling securities and such securities are not acquired in a transaction considered to be an adventure in the nature of trade. A Canadian resident holder of White Knight common shares or exchangeable shares may in certain circumstances make an irrevocable election under subsection 39(4) of the Tax Act to have his or her White Knight common shares and exchangeable shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of election and in all subsequent taxation years deemed to be capital property. Where a shareholder makes an election under section 85 of the Tax Act in respect of the disposition of White Knight common shares, as described below, the exchangeable shares received in exchange will not be Canadian securities for this purpose.

          This summary is not applicable to a shareholder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act); or (iii) with respect to whom U.S. Gold is or will be a “foreign affiliate” within the meaning of the Tax Act.

          This summary is based on the facts set out in this offer, the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current published administrative policies and assessment practices of the Canada Revenue Agency, or the CRA. This summary also takes into account all proposed amendments to the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) before the date of the offer (“Tax Proposals”). There can be no assurance that any such Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies or assessment practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

          THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. ACCORDINGLY, SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF DISPOSING OF THEIR COMMON SHARES IN THE OFFER AND ACQUIRING, HOLDING AND DISPOSING OF EXCHANGEABLE SHARES AND SHARES OF COMMON STOCK OF U.S. GOLD, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

          For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of exchangeable shares or shares of common stock of U.S. Gold, including dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars using the Canadian/U.S. dollar exchange rate prevailing at the time such amounts arise.

Shareholders Resident in Canada

          The following portion of this summary is applicable to a shareholder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be a Canadian resident at all relevant times.

Receipt of Ancillary Rights

          A shareholder who receives exchangeable shares on a disposition of White Knight common shares in the offer will also be entitled to certain rights and benefits, referred to herein as ancillary rights, under the Voting and Exchange Trust Agreement, as discussed in the section entitled “The Offer — Exchangeable Shares — Voting and Exchange Trust Agreement” on page 41 of this offer. A shareholder will be required to account for the ancillary rights in determining the proceeds of disposition of such holder’s White Knight common shares and the cost of the exchangeable shares received in the offer. U.S. Gold is of the view that the ancillary rights have a nominal fair market value given the other rights and benefits that shareholders will have upon completion of the offer including, without limitation, the right to exchange their exchangeable shares for shares of common shares of U.S. Gold on a one-for-one basis. Any such determination of value is not binding upon the CRA. Counsel expresses no opinion as to the appropriateness or accuracy of this valuation. A reference to exchangeable shares will be deemed to include a reference to ancillary rights, where applicable.

Grant of Call Rights

          U.S. Gold is of the view that the liquidation call right, the redemption call right and the retraction call right, as discussed in the section entitled “The Offer — Exchangeable Shares — Description of Exchangeable Shares —Call Rights” on page 39 of this offer, have a nominal fair market value and that accordingly, no amount should be allocated to the call rights. Any such determination of value is not binding upon the CRA. Counsel expresses no opinion as to the appropriateness or accuracy of this valuation. Provided that the valuation with respect to such call rights is correct, the granting of the call rights will not result in any material adverse income tax consequences to a shareholder. However, should the CRA challenge this valuation and ultimately succeed in establishing that the call rights have a fair market value in excess of a nominal amount, a shareholder receiving exchangeable shares in the offer will realize a capital gain in an amount equal to the fair market value of the call rights. See the section entitled “Taxation of Capital Gains or Capital Losses” below.

Exchange of White Knight Common Shares for Exchangeable Shares

          No Election Transaction. Subsection 85.1(1) of the Tax Act provides that where a taxpayer exchanges shares, or the exchanged shares, of any particular class of the capital stock of a taxable Canadian corporation for shares of another taxable Canadian corporation or the purchaser corporation, and receives no consideration for the transfer of the exchanged shares other than shares of the purchaser corporation, the taxpayer is deemed to dispose of the exchanged shares for an amount equal to the adjusted cost base of the exchanged shares to the taxpayer immediately before the exchange and to acquire the shares of the purchaser corporation at a cost then equal to the adjusted cost base to the taxpayer of the exchanged shares immediately before the exchange. Subsection 85.1(1) does not apply if the taxpayer elects in the taxpayer’s return of income for the year in which the exchange occurs to recognize any gain or loss on the exchange or if the taxpayer makes a joint tax election pursuant to subsection 85(1) or (2) with respect to the exchanged shares. If section 85.1(1) applies to the exchange by a shareholder of White Knight common shares for exchangeable shares, the shareholder would dispose of White Knight common shares for an amount equal to its adjusted cost base of White Knight common shares immediately before the exchange and receive exchangeable shares with a cost to the shareholder equal to the adjusted cost base of White Knight common shares immediately before the exchange. If the ancillary rights represent consideration to the shareholders for the disposition of White Knight common shares, section 85.1 would not apply to the exchange by a shareholder of White Knight common shares for exchangeable shares. Shareholders are advised to consult their tax advisors as to whether subsection 85.1 may apply to an exchange by them of their White Knight common shares and whether they should make an election pursuant to subsection 85(1) or (2) as described below under “Section 85 Election.”

          If subsection 85.1(1) does not apply to a shareholder, a shareholder who exchanges White Knight common shares for exchangeable shares will be considered to have disposed of such White Knight common shares for proceeds of disposition equal to the fair market value of the exchangeable shares (including the value of the ancillary rights) acquired by such shareholder on the exchange, unless such shareholder makes a joint tax election under subsection 85(1) or 85(2) of the Tax Act. As a result, such shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such White Knight common shares. See the section entitled “Taxation of Capital

Gains or Capital Losses” below. The cost to a holder of exchangeable shares acquired on the exchange will be equal to the fair market value thereof at the time of acquisition.

          Election Transaction. A shareholder who exchanges White Knight common shares for exchangeable shares may make a joint tax election with Canadian Exchange Co. pursuant to subsection 85(1) of the Tax Act (or, in the case of a shareholder who is a partnership, pursuant to subsection 85(2) of the Tax Act). Such election may result in the full or partial deferral of capital gains otherwise arising on the exchange of White Knight common shares as described under “Non-Rollover Transaction.” Provided that, on the effective date, the adjusted cost base of such shareholder’s White Knight common shares equals or exceeds the fair market value of the ancillary rights acquired by such shareholder on the exchange, that shareholder may elect so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The elected amount (as defined herein) will be determined by each shareholder who makes such a joint tax election, subject to the limitations under the Tax Act described below under “Section 85 Election.”

Section 85 Election

          Canadian Exchange Co. will make a joint tax election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) with a shareholder who receives exchangeable shares on the exchange of White Knight common shares and at the amount elected by the shareholder, subject to the limitations under the Tax Act. The joint tax election allows a shareholder to elect an amount which, subject to the limitations under the Tax Act described below, will be treated for the purposes of the Tax Act as the shareholder’s proceeds of disposition of his or her White Knight common shares. Canadian Exchange Co. agrees only to execute any properly completed election forms and to forward such election forms by mail (within 30 days after the receipt thereof by Canadian Exchange Co.) to the applicable tax authorities with a copy to the shareholder. With the exception of the execution and filing of the election by Canadian Exchange Co., compliance with the requirements to ensure the validity of a joint tax election will be the sole responsibility of the shareholder making the election. Accordingly, neither Canadian Exchange Co. nor the depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

          The relevant Canadian federal tax election form is CRA Form T2057 (or, in the event that White Knight common shares are held as partnership property, CRA Form T2058). For shareholders required to file in Québec, Québec Form TP-518V (or, in the event that White Knight common shares are held as partnership property, Québec Form TP-529V) will also be required. A tax election package, consisting of the relevant tax election forms, a tax election filing authorization letter, and a letter of instructions, may be obtained from the depositary. A shareholder interested in making a joint tax election should so indicate on the letter of acceptance and transmittal in the space provided therein and a tax election package will be sent to such shareholder.

          In order to make a joint tax election, a shareholder must provide to the depository, at the address set forth on the back page hereof, on behalf of Canadian Exchange Co., two signed copies of the necessary election forms on or before the day which is 90 days after the effective date, duly completed with the details of the number of White Knight common shares transferred and the applicable elected amount for the purposes of the election. Certain Canadian provincial jurisdictions may require that a separate joint tax election be filed for provincial income tax purposes. Canadian Exchange Co. will also make a Canadian provincial joint tax election with a shareholder under the provision of any relevant Canadian provincial income tax legislation with similar effect to subsection 85(1) or subsection 85(2) of the Tax Act (and, if requested, an election pursuant to sections 518 or 529 of the Taxation Act (Quebec) or analogous provincial tax legislation). Shareholders are encouraged to consult their own tax advisors to determine whether separate election forms must be filed with any Canadian provincial taxing authority. It will be the responsibility of each shareholder who wishes to make such a joint tax election to obtain the necessary Canadian provincial election forms and to submit such forms to the depositary for execution and filing by Canadian Exchange Co.

          Where White Knight common shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the CRA

Form T2057 (and where applicable, the corresponding Québec form) for each co-owner, along with a list of all co-owners electing, which list should contain each co-owner’s percentage of ownership, the address and Canadian social insurance number or tax account number of each co-owner. Where White Knight common shares are held as partnership property, a partner validly designated by the partnership may file one copy of the CRA Form T2058 on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the Québec taxation authorities). Such CRA Form T2058 (and Québec form, if applicable) must be accompanied by a letter signed by each partner authorizing the designated partner to complete and file the form, and a list containing the name, address, social insurance number or tax account number of each partner.

          Where a joint tax election is made, pursuant to the limitations imposed by the Tax Act, the elected amount may not be:

  less than the fair market value of the ancillary rights received on a disposition of White Knight common shares in the offer;

  less than the lesser of: (a) the adjusted cost base to the shareholder of the shareholder’s White Knight common shares disposed of pursuant the offer, and (b) the fair market value of White Knight common shares; and

  greater than the fair market value of White Knight common shares so disposed of,

in each case, determined immediately before the time of the disposition. The amount elected by a shareholder in accordance with the foregoing limitations is referred to herein as the elected amount.

          Elected amounts which do not comply with the foregoing limitations will be automatically adjusted pursuant to the provisions of the Tax Act.

          Where a shareholder and Canadian Exchange Co. make a Canadian joint tax election, the Canadian tax treatment to the shareholder will be as follows:

  the shareholder will be deemed to have disposed of White Knight common shares for proceeds of disposition equal to the elected amount;

  if the proceeds of disposition of White Knight common shares are equal to the aggregate of the adjusted cost base of the shareholder’s White Knight common shares, determined immediately before the time of the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the shareholder;

  to the extent that the proceeds of disposition of White Knight common shares exceed (or are less than) the aggregate of the adjusted cost base to the shareholder of his or her White Knight common shares, determined immediately before the time of the disposition, and any reasonable costs of disposition, a capital gain (or capital loss) will be realized by the shareholder; and

  the cost to a shareholder of the exchangeable shares received in exchange for White Knight common shares will be equal to the amount by which the elected amount exceeds the fair market value of the ancillary rights received on the disposition of White Knight common shares in the offer.

          In order for the CRA (and, where applicable, the Ministère du Revenu du Québec) to accept a joint tax election without a late filing penalty being paid by the shareholder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Canadian Exchange Co. or the shareholder is required to file an income tax return for the taxation year in which the exchange occurs. Canadian Exchange Co.’s taxation year is scheduled to end on December 31. Thus, the tax election will, in the case of a shareholder who is an individual (other than a trust), generally have to be received by the revenue authorities by April 30, 2008 (being generally the last day for filing a tax return for the individual’s 2007 taxation year). Shareholders, other than individuals, are encouraged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of a shareholder must be received by the depositary, as indicated above, no later than the 90th day after the effective date. If, for whatever reason, the current taxation year of Canadian Exchange Co. were to terminate before December 31, 2007, the joint tax election may have to be filed earlier to avoid late filing penalties. In such event, Canadian Exchange Co. has agreed to notify forthwith, through the depositary, every shareholder who received exchangeable shares on the exchange of their White Knight common shares of such change.

          Any shareholder who does not ensure that the depositary has received a duly completed election form on or before the 90th day after the effective date, will not be able to benefit from the joint tax election. Accordingly, all shareholders who wish to enter into a joint tax election with Canadian Exchange Co. should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the letter of acceptance and transmittal. Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the joint tax election. Joint tax election forms are also available from the CRA and provincial tax authorities. Shareholders wishing to make the joint tax election are encouraged to consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

          As discussed above, shareholders will be required to account for the ancillary rights in determining the proceeds of disposition of such shareholder’s White Knight common shares and the cost of the exchangeable shares received in the offer. U.S. Gold is of the view that the ancillary rights have a nominal fair market value given the other rights and benefits that shareholders also have upon completion of the offer including, without limitation, the right to exchange their exchangeable shares for shares of common stock of U.S. Gold on a one-for-one basis. Any such determination of value is not binding upon the CRA. Counsel expresses no opinion as to the appropriateness or accuracy of this valuation. A reference to exchangeable shares will be deemed to include a reference to ancillary rights, where applicable.

     Exchangeable Shares/Shares of Common Stock of U.S. Gold

     Dividends on Exchangeable Shares

          Dividends received or deemed to be received on exchangeable shares by a shareholder who is an individual (including most trusts) will be included in computing the individual’s income for the taxation year in which such dividends are received and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations.

          The Tax Proposals contain legislation to enhance federal gross-up and tax credit for “eligible dividends” paid after 2005 and received by individuals resident in Canada. If the draft legislation becomes law in its present form, dividends received or deemed to be received on the exchangeable shares by a holder may qualify for the enhanced gross-up and dividend tax credit.

          A shareholder that is a corporation will be required to include in computing its income for a taxation year any dividends received on the exchangeable shares and will generally be entitled to deduct such dividends in computing its taxable income.

          A shareholder that is a “private corporation” as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act equal to 33 1 / 3 % of dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the holder’s taxable income.

          The exchangeable shares will be “taxable preferred shares” and “short-term preferred shares” for purposes of the Tax Act. Accordingly, Canadian Exchange Co. will be subject to a tax under Part VI.1 of the Tax Act equal to 66 2 / 3% (to be reduced to 50% under the Tax Proposals retroactively effective to dividends paid by a corporation in its 2003 and subsequent taxation years) of all dividends paid or deemed to be paid on the exchangeable shares. Canadian Exchange Co. will also be entitled to deduct 9/4 (to be increased to 3 times under the Tax Proposal retroactively effective to dividends paid by a corporation in its 2003 and subsequent taxation years) of any Part VI.1 tax payable in computing its taxable income. Dividends received or deemed to be received on the exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Tax Act.

     Dividends on Shares of Common Stock of U.S. Gold

          Dividends received on shares of common stock of U.S. Gold will be included in a shareholder’s income for the purposes of the Tax Act. Such dividends received by a shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A shareholder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A shareholder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2 / 3 % on its “aggregate investment income” for the year which will include such dividends. Subject to the detailed rules in the Tax Act, a shareholder may be entitled to a foreign tax credit or deduction for any United States non-resident withholding tax paid on dividends received on shares of common stock of U.S. Gold.

     Redemption or Exchange of Exchangeable Shares

          On the redemption (including a retraction) of an exchangeable share by Canadian Exchange Co., the shareholder will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (being the fair market value at that time of the share of common stock of U.S. Gold plus the accrued and unpaid dividends, if any, received by the shareholder on the redemption) exceeds the paid-up capital for purposes of the Tax Act of the exchangeable share at the time of the redemption. A shareholder will be subject to tax on the amount of any such deemed dividend in the manner described above under the heading “Dividends on Exchangeable Shares.” On the redemption, the shareholder will also be considered to have disposed of the exchangeable share for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend, and will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the exchangeable share to the shareholder. See the section entitled “Taxation of Capital Gains or Capital Losses” below. In some circumstances, the amount of any such deemed dividend received by a shareholder that is a corporation on the redemption of an exchangeable share may be treated as proceeds of disposition and not as a dividend.

          Where an exchangeable share is exchanged with U.S. Gold or Alberta ULC for a share of common stock of U.S. Gold, the shareholder will realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the exchangeable share, net of any reasonable costs of disposition, exceed (or are less than) the shareholder’s adjusted cost base of the exchangeable share. For this purpose, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the shares of common stock of U.S. Gold received on the exchange and any accrued and unpaid dividends received by the shareholder as part of the exchange consideration. See the section entitled “Taxation of Capital Gains or Capital Losses” below.

          Because of the existence of the call rights and certain rights provided in the Voting and Exchange Trust Agreement, a holder of exchangeable shares cannot control whether such a holder will receive shares of common stock of U.S. Gold by way of redemption of the exchangeable shares by Canadian Exchange Co. or by way of a purchase of the exchangeable shares by U.S. Gold or Alberta ULC. If the call rights are not exercised on redemption or retraction of the exchangeable shares, a holder of exchangeable shares may realize a dividend for Canadian tax purposes that may exceed the holder’s economic gain.

          As described above, the Canadian federal income tax consequences of a redemption by Canadian Exchange Co. differ from those of a purchase by U.S. Gold or Alberta ULC.

     Acquisition and Disposition of Shares of Common Stock of U.S. Gold

          The cost of the shares of common stock of U.S. Gold received on the retraction, redemption, exchange or purchase of exchangeable shares will be equal to the fair market value of such shares of common stock of U.S. Gold at that time and will be averaged with the adjusted cost base of all other shares of common stock of U.S. Gold held by the shareholder as capital property at that time for the purposes of determining the adjusted cost base of such shares of common stock of U.S. Gold.

          A disposition or deemed disposition of shares of common stock of U.S. Gold by a shareholder will result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the shareholder’s adjusted cost base of such shares of common stock of U.S. Gold. See the section entitled “Taxation of Capital Gains or Capital Losses” below.

     Taxation of Capital Gains or Capital Losses

          A shareholder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by the shareholder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

          A shareholder that is a “Canadian-controlled private corporation,” as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2 / 3 % on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

          If the holder of exchangeable shares is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such shares may be reduced by the amount of any dividends, including deemed dividends, which have been previously received on such shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or beneficiary of a trust that owns exchangeable shares or where the trust or partnership of which a corporation is beneficiary or a member is a member of a partnership or beneficiary of a trust that owns exchangeable shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

     Alternative Minimum Tax

          Individuals and certain trusts that receive or are deemed to receive taxable dividends on exchangeable shares, or realize a capital gain on the disposition or deemed disposition of White Knight common shares, the exchangeable shares or shares of common stock of U.S. Gold, may realize an increase in their liability for alternative minimum tax under the Tax Act.

     Qualified Investments

          The exchangeable shares issued in the offer, will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans, or deferred plans, as defined in the Tax Act, provided the exchangeable shares are listed on a “prescribed stock exchange” (which currently includes the TSX).

          The ancillary rights will not be qualified investments under the Tax Act for such deferred plans. However, U.S. Gold is of the view that the ancillary rights have a nominal fair market value. Counsel expresses no opinion as to the appropriateness or the accuracy of this valuation. Any determination of value is not binding on the CRA. Where plans acquire property that is not a qualified investment, the plans are required to pay tax on the income and capital gains in respect of such property in accordance with the Tax Act. In addition, where a non-qualified investment is acquired by a trust governed by a registered retirement savings plan or a registered retirement income fund, the fair market value of the non-qualified investment at the time of acquisition will be included in the income of the annuitant under the plan. Where a non-qualified investment is acquired by a trust governed by a deferred profit sharing plan, the trust will be liable for a tax equal to the fair market value of the investment at the time the investment is acquired. The registration of a registered education savings plan becomes revocable if it acquires a non-qualified investment and, accordingly, exchangeable shares (by reason of the attached ancillary rights) are not suitable investments for trusts governed by registered education savings plans.

          The shares of common stock of U.S. Gold issued in the offer, will be qualified investments under the Tax Act for Plans, provided such shares are listed on a “prescribed stock exchange” (which currently includes the TSX and AMEX).

     Foreign Property Information Reporting

          A holder of exchangeable shares or shares of common stock of U.S. Gold who is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property,” including such exchangeable shares or shares of common stock of U.S. Gold, at any time in the year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information.

Subject to certain exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Holders are encouraged to consult their tax advisors as to whether they must comply with these rules.

     Foreign Investment Entity Status

          The Tax Proposals contain draft legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute “foreign investment entities” (“FIEs”) (the “FIE Tax Proposals”). The FIE Tax Proposals, as currently drafted, would apply to require a shareholder that holds a “participating interest” (that is not an “exempt interest”) in a non-resident entity that is an FIE at the entity’s taxation year-end to take into account in computing the shareholder’s income for the shareholder’s taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the “designated cost” of such participating interest held by a shareholder at the end of each month ending in the holder’s taxation year at which time the participating interest is held by the shareholder; (ii) in certain limited circumstances, any gains and losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, a shareholder’s proportionate share of the FIE’s income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, exchangeable shares and shares of common stock of U.S. Gold will constitute participating interests in U.S. Gold.

          U.S. Gold will not be an FIE at the end of its taxation year provided that, at that time, the “carrying value” of all of U.S. Gold’s “investment property” is not greater than one-half of the “carrying value” of all its property. The determination of whether or not U.S. Gold is an FIE must be made on an annual basis at the end of each taxation year-end of U.S. Gold.

          Even if U.S. Gold were an FIE at the end of one of its taxation years, an exchangeable share or a share of common stock of U.S. Gold, respectively, may be an exempt interest provided that throughout the period that such a security is held by a holder during such taxation year of U.S. Gold: (i) U.S. Gold is resident in the United States for the purposes of the Tax Act; (ii) the exchangeable share or the share of common stock of U.S. Gold (as applicable) is listed on a “prescribed stock exchange”; and (iii) the exchangeable share or the share of common stock of U.S. Gold (as applicable) constitutes an “arm’s length interest” (as defined for the purposes of the FIE Tax Proposals). It is expected that the exchangeable shares and the shares of common stock of U.S. Gold will be “arm’s length interests” of a particular shareholder thereof for the purposes of the FIE Tax Proposals provided that such shareholder (together with entities and individuals with whom the holder does not deal at arm’s length) does not hold, in the aggregate, more than 10% of the exchangeable shares or 10% of the shares of common stock of U.S. Gold, as applicable, based on the fair market value of such securities. In addition, an exchangeable share or share of common stock of U.S. Gold will only constitute an exempt interest at the end of U.S. Gold’s taxation year if, at that time, it is reasonable to conclude that the shareholder has no “tax avoidance motive” in respect of such exchangeable share or share of common stock of U.S. Gold. For this purpose, the shareholder will be regarded as having a tax avoidance motive only if it is reasonable to conclude that the main reasons for acquiring or holding such exchangeable shares or shares of common stock of U.S. Gold include directly or indirectly benefiting principally from income, profits, gains or increases in value in respect of investment property and from the deferral or reduction of tax that would have been payable on such income, profits or gains. Shareholders are encouraged to consult their own tax advisors regarding the determination of whether or not they have such a tax avoidance motive. The determination of whether exchangeable shares or shares of common stock of U.S. Gold constitute an exempt interest must be made on an annual basis at the end of the taxation year of U.S. Gold and no assurances can be given that the exchangeable shares or shares of common stock of U.S. Gold will constitute an exempt interest at any subsequent taxation year-end of U.S. Gold.

     Economic Statement of October 18, 2000

          In the Economic Statement released on October 18, 2000 (the “Economic Statement”), the Minister of Finance (Canada) announced a proposal to formulate and introduce a rule to permit shares of a Canadian corporation held by a Canadian resident to be exchanged for shares of a foreign corporation on a tax-deferred basis. This statement included no details of the circumstances in which such tax-deferred share-for-share exchanges could occur but rather indicated that these rules would be developed in consultation with the private sector. The Economic Statement indicated that any such rules would not be effective before the public release of draft legislation including such rules. The Canadian Federal Budget of February 18, 2003, reiterated the statements made in the Economic Statement and indicated that draft legislative proposals would be released in the near future for public review and comment.

          The Canadian Federal Budget of March 23, 2004 (the “2004 Budget”) indicated that it is intended that detailed proposals will be released for public comment within months after the release of the 2004 Budget. The 2004 Budget also indicated that the proposals are expected to be in the form of draft legislation and there has been no indication as to an effective date for the proposals.

          It is not known whether the draft legislation containing the proposed amendments described above will be released in time to affect a subsequent exchange of exchangeable shares for shares of common stock of U.S. Gold, and it is therefore possible that such exchange of exchangeable shares may be achieved on a tax-deferred basis. In any case, until such rules are developed and released, it is not possible to state whether those rules would apply to a shareholder who exchanges exchangeable shares for shares of common stock of U.S. Gold. Shareholders are encouraged to consult their own tax advisors once the draft legislation is released, if at all, to determine how the draft legislation might apply to the holder’s particular circumstances.

     Subsequent Acquisition Transaction

          U.S. Gold and Canadian Exchange Co. currently intend to effect a subsequent acquisition transaction in the form of a statutory plan of arrangement or similar transaction as described above under the caption “The Offer —Subsequent Acquisition Transaction.” The tax treatment of any subsequent acquisition transaction to a shareholder will depend upon the exact manner in which the subsequent acquisition transaction is carried out. A shareholder who disposes of White Knight common shares in accordance with a subsequent acquisition transaction in the form of a statutory plan of arrangement or similar transaction as described above under the heading “The Offer —Subsequent Acquisition Transaction”, will realize the same income tax consequences as a shareholder who tenders White Knight common shares pursuant to the offer. However, if a subsequent transaction is carried out in an alternative manner, the tax treatment to a shareholder may be materially less favourable than would apply if the shareholder tendered White Knight common shares to the Offer. Shareholders are encouraged to consult their own tax advisors for advice with respect to the income tax consequences to them of having their White Knight common shares acquired in a subsequent acquisition transaction.

          Upon the subsequent acquisition transaction described under the caption “The Offer — Subsequent Acquisition Transaction”, holders of warrants will receive warrants to purchase exchangeable shares of Canadian Exchange Co. on a tax-deferred basis. In addition, the White Knight stock option plan will be replaced on a taxable basis with a stock option plan of U.S. Gold. The White Knight stock option plan will be replaced on a tax-deferred basis with a stock option plan of U.S. Gold.

          Under the current administrative practice of the CRA, each shareholder who exercises a right of dissent on any subsequent transaction should be considered to have disposed of their White Knight common shares for proceeds equal to the amount received by the shareholder, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting shareholders to a subsequent transaction are encouraged to consult with their own tax advisors in this regard.

     Shareholders Not Resident in Canada

          The following portion of the summary is applicable to holders of White Knight common shares who, for purposes of the Tax Act or any applicable income tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held White Knight common shares or will hold exchangeable shares and/or shares of common stock of U.S. Gold and who do not use or hold or are not deemed to use or hold such White Knight common shares, exchangeable shares and/or shares of common stock of U.S. Gold in carrying on a business in Canada, or a non-resident shareholder. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

     Disposition of White Knight Common Shares or Exchangeable Shares

          A non-resident shareholder will not be subject to capital gains tax under the Tax Act on the disposition of White Knight common shares in the offer or a disposition of exchangeable shares unless White Knight common shares or exchangeable shares, as the case may be, constitute “taxable Canadian property” of the shareholder for purposes of the Tax Act and the shareholder is not entitled to relief under an applicable income tax treaty or convention.

          Generally, White Knight common shares or the exchangeable shares, as the case may be, will not be taxable Canadian property at a particular time provided that such shares are listed on a “prescribed stock exchange” (which currently includes the TSX and AMEX), and the shareholder, alone or together with persons with whom such shareholder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of shares in the capital of White Knight or Canadian Exchange Co., as the case may be, at any time during the five year period immediately preceding the particular time.

          A non-resident shareholder whose White Knight common shares constitute taxable Canadian property may be eligible to make a joint tax election with Canadian Exchange Co. See the section entitled “Shareholders Resident in Canada — Section 85 Election”. Non-resident shareholders whose White Knight common shares or exchangeable shares constitute taxable Canadian property should consult their own tax advisors with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty or convention, of disposing of such shares.

     Dividends On Exchangeable Shares

          Dividends paid or deemed to be paid to a non-resident shareholder on exchangeable shares (including on a redemption of such shares by Canadian Exchange Co.) will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. See the section entitled “Shareholders Resident in Canada — Redemption or Exchange of Exchangeable Shares”. For example, under the Canada-United States tax treaty, the withholding tax rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner thereof and who is resident in the United States for purposes of the Canada-United States tax treaty.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

          It is the opinion of Hogan & Hartson LLP, special counsel to U.S. Gold and Canadian Exchange Co., that the material U.S. federal income tax consequences to shareholders who exchange their White Knight common shares for exchangeable shares in the offer are as described in the following summary, subject to the assumptions, caveats and conditions set forth in the summary. This summary is included for general information purposes only and does not purport to be a complete technical analysis or listing of all potential U.S. tax consequences that may be relevant to holders of White Knight common shares. It is not intended to be, nor should it be construed as being, legal or tax advice. For this reason, holders of White Knight common shares should consult their own tax advisors concerning the tax consequences of the proposed transaction. Further, this summary does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties.

          This discussion is based upon the provisions of the Code, the related Treasury regulations, administrative interpretations and court decisions, in each case as in effect or available as of the date of the offer, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the proposed transaction.

          This discussion applies only to persons that hold their White Knight common shares, and will hold their exchangeable shares, as capital assets within the meaning of section 1221 of the Code, and assumes (without verification by the offerors) that White Knight is not, and has not been, a “controlled foreign corporation” for U.S. federal income tax purposes and that White Knight has never been treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code. If White Knight is a controlled foreign corporation or was a controlled foreign corporation during the period that U.S. holders (defined below) have held their White Knight common shares, special U.S. tax rules not discussed herein may substantially affect the tax consequences of the proposed transaction to U.S. holders. If White Knight is treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code, the U.S. tax consequence of the proposed transaction to non-U.S. holders may differ from those described below. This summary does not address all aspects of U.S. federal income taxation that may be relevant to holders of White Knight common shares in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws. Specifically, this summary does not address tax consequences that may apply to a holder of White Knight common shares that is:

  a financial institution, thrift, insurance company or mutual fund;

  a tax-exempt organization;

  an S corporation, an entity taxable as a partnership for U.S. federal income tax purposes or other pass- through entity or an owner thereof;

  a dealer in stocks and securities or foreign currencies or a trader or an investor in White Knight common shares who elects the mark-to-market method of accounting for such stock;

  a shareholder who received White Knight common shares from the exercise of employee stock options, stock purchase plans or otherwise as compensation, or from a tax-qualified retirement plan, individual retirement account or other qualified savings account;

  a U.S. holder (defined below) that has a functional currency other than the U.S. dollar;

  an expatriate or former long-term resident of the United States;

  a shareholder that owns (or is deemed to own) shares representing 10% or more of the voting power of White Knight;

  a shareholder that, immediately following completion of the acquisition of White Knight by U.S. Gold (through Canadian Exchange Co.), will own (or be deemed to own) exchangeable shares representing 5% or more of the total voting power or value of all shares of Canadian Exchange Co. stock; or

  a shareholder who holds White Knight common shares as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction, or other risk reduction or integrated investment transaction.

U.S. Federal Income Tax Consequences to U.S. Holders of White Knight Common Shares

          For purposes of this summary, the term “U.S. holder” means a beneficial owner of White Knight common shares who is (i) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) a trust, if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source.

          An entity that is classified as a partnership for U.S. federal income tax purposes is neither a U.S. holder nor a non-U.S. holder. The U.S. federal income tax treatment of a partnership and its partners depends upon a variety of factors not specifically addressed herein, including the activities of the partnership and the partners. Holders of White Knight common shares that are partnerships for U.S. federal income tax purposes, and partners in any such partnership, should consult their tax advisors concerning the U.S. federal income tax consequences of the exchange of White Knight common shares in the offer and of owning and disposing of exchangeable shares or shares of common stock of U.S. Gold.

          In its Form 20-F filed with the U.S. Securities and Exchange Commission on October 20, 2006, White Knight has stated that it believes that it has been and continues to be a “passive foreign investment company” or “PFIC” within the meaning of Section 1297 of the Code. We have not verified whether this is the case. The PFIC rules are highly complex, and the U.S. federal income tax consequences to a U.S. holder of White Knight common shares of the exchange of White Knight shares for exchangeable shares of Canadian Exchange Co. will vary substantially depending upon whether White Knight is a PFIC and whether the holder has made certain elections potentially available to a holder of White Knight shares under the PFIC rules. Each U.S. holder of White Knight shares is therefore strongly urged to consult with such holder’s tax advisor regarding the consequences to such holder of the application of the PFIC rules, taking into account such holder’s particular situation. See the discussion of the consequences of PFIC status under the heading “U.S. Federal Income Tax Consequences Arising from the Exchange by a U.S. Holder of White Knight Common Shares for Exchangeable Shares and Ancillary Rights” below.

     U.S. Federal Income Tax Characterization of the Exchangeable Shares

          There is no direct authority addressing the proper characterization and treatment of instruments with characteristics similar to the exchangeable shares and the ancillary rights for U.S. federal income tax purposes. Because the exchangeable shares are exchangeable into shares of U.S. Gold common stock, have dividend rights based on the dividends paid with respect to U.S. Gold common stock, and have the benefit of voting rights similar to the voting rights attributable to the shares of common stock of U.S. Gold, there is a significant chance that, for U.S. federal income purposes, the U.S. Internal Revenue Service, or the IRS, or the United States courts may treat the exchangeable shares as shares of U.S. Gold rather than as shares of Canadian Exchange Co. In the absence of specifically applicable authority and in view of the voting and other rights that holders of exchangeable shares have with respect to Canadian Exchange Co., the offerors intend to take the position that the exchangeable shares constitute stock of Canadian Exchange Co., and not stock of U.S. Gold, for U.S. federal income tax purposes. However, this characterization is not binding on the IRS, and the IRS or the courts could treat the exchangeable shares as shares of U.S. Gold. The offerors have not requested, nor do they intend to request, an opinion from United States legal counsel or a ruling from the IRS regarding the U.S. federal income tax classification of the exchangeable shares.

     U.S. Federal Income Tax Characterization of the Exchange by a U.S. Holder of White Knight Common Shares for Exchangeable Shares and Ancillary Rights

          This summary assumes that, as contemplated, (i) the offer will be consummated by Canadian Exchange Co., (ii) pursuant to the offer, Canadian Exchange Co. will obtain at least 80 percent of the shares of the single class of outstanding stock of White Knight, (iii) the sole consideration received by the shareholders of White Knight for their shares of White Knight stock (in the offer or in any other transaction that may be integrated with the offer for U.S. federal income tax purposes) will be voting exchangeable shares of Canadian Exchange Co., (iv) White Knight will thereafter be a corporate subsidiary of Canadian Exchange Co., and (v) U.S. Gold will acquire additional shares of common stock of Canadian Exchange Co. for cash in conjunction with the consummation of the offer.

          The offer will be effected under the applicable provisions of Canadian law, which differ from analogous provisions of United States law. Whether the offer will qualify as a generally tax deferred transaction under Section 368(a) of the Code (a “reorganization”) or under Section 351 of the Code will depend on the resolution of numerous factual issues, some of which will not be known until the effective time of consummation of the offer. There is no United States legal authority dealing with the tax consequences of a transaction identical to the offer, nor is there authority addressing the nature and status of securities like the exchangeable shares, and we have not requested, nor do we intend to request, an opinion from United States legal counsel or a ruling from the IRS regarding the tax characterization or consequences of the offer.

          Based on current authority and the foregoing assumptions and subject to the discussion below: (i) if the exchangeable shares are regarded for U.S. federal income tax purposes as shares of common stock of U.S. Gold, the offer should, more likely than not, qualify as a reorganization for United States federal income tax purposes pursuant to Section 368(a) of the Code; and (ii) if the exchangeable shares are regarded instead as shares of stock of Canadian Exchange Co. and provided that the ancillary rights are not regarded as property rights that are separate and distinct from the exchangeable shares, the offer should, more likely than not, qualify as a reorganization. If the ancillary rights are treated as property rights that are separate from the exchangeable shares, the offer will not qualify as a reorganization pursuant to Section 368(a) of the Code, but exchanges pursuant to the offer are intended to qualify, in conjunction with the contemporaneous exchanges of exchangeable shares for shares in Nevada Pacific and Tone Resources and the acquisition of additional common shares of Canadian Exchange Co. by U.S. Gold, as tax-deferred transactions pursuant to Section 351 of the Code. We believe that the ancillary rights should not be regarded as property rights that are separate and distinct from the exchangeable shares because, among other things, they are central to the definition of the economic and voting rights of the exchangeable shares and are not transferable apart from the exchangeable shares, but no assurances can be given that the IRS or the courts will agree with this position.

          One of the requirements that must be satisfied in order for an exchange of shares in the offer to qualify as a reorganization is that Canadian Exchange Co. must acquire ownership of at least 80 percent of White Knight shares solely for voting stock. Under the terms of the offer, Canadian Exchange Co. has the right to accept White Knight shares tendered in the offer even if it does not thereby obtain 80 percent or greater ownership of White Knight stock. If Canadian Exchange Co. accepts the shares tendered in the offer but fails for any reason to obtain ownership of at least 80 percent of White Knight stock, the exchange of White Knight shares for exchangeable shares will not qualify as a reorganization. Furthermore, the transaction will also fail to qualify as a reorganization if Canadian Exchange Co. or U.S. Gold provide any consideration other than voting exchangeable shares of Canadian Exchange Co. to the shareholders of White Knight in exchange for any of the White Knight common shares (in the offer or in any other transaction that may be integrated with the offer for U.S. federal income tax purposes).

U.S. Federal Income Tax Consequences Arising from the Exchange by a U.S. Holder of White Knight Common Shares for Exchangeable Shares and Ancillary Rights

          Subject to the discussion of the PFIC rules below, if the offer qualifies as part of a reorganization, the following United States federal income tax consequences will result to U.S. holders, provided that the ancillary rights are not regarded as property rights that are separate and distinct from the exchangeable shares: (a) no gain or loss will be recognized by a U.S. holder that exchanges White Knight common shares for exchangeable shares in the offer; (b) the tax basis of a U.S. holder in the exchangeable shares acquired in exchange for White Knight common shares in the offer will be equal to such U.S. holder’s adjusted tax basis in White Knight common shares exchanged; and (c) the holding period of a U.S. holder for the exchangeable shares acquired in exchange for White Knight common shares in the offer will include such U.S. holder’s holding period for White Knight common shares exchanged. As discussed above, it is possible that the IRS may take the position that the ancillary rights constitute property rights that are separate and distinct from the exchangeable shares. In that case, the offer would not qualify as a reorganization under Section 368(a) of the Code, but the exchange of White Knight shares for exchangeable shares is intended to qualify as a transfer coming within Section 351 of the Code if the exchangeable shares are regarded as shares of Canadian Exchange Co. stock. If so, then, subject to the discussion of the PFIC rules below, the tax consequences of the offer for a U.S. Holder will be the same as those just described for a reorganization, except that the U.S. Holder would be required to recognize gain (calculated as described in the immediately following paragraph), if any, realized from the consummation of the offer up to the fair market value of the ancillary rights. The tax basis of such U.S. holder in the exchangeable shares would in that case be equal to such U.S. holder’s adjusted tax basis in the White Knight common shares exchanged plus the amount of gain recognized minus the fair market value of the ancillary rights received.

          Subject to the discussion of the PFIC rules below, if the offer qualifies neither as a reorganization under Section 368(a) nor as a transfer coming within Section 351, a U.S. holder who exchanges White Knight shares for exchangeable shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (1) the fair market value of the exchangeable shares and ancillary rights such holder receives, and (2) such holder’s adjusted tax basis for the White Knight shares exchanged. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for the White Knight shares is more than one year as of the date of the exchange. In the case of a non-corporate holder of White Knight shares, long-term capital gain will generally be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

          As mentioned above, in its Form 20-F recently filed with the U.S. Securities and Exchange Commission, White Knight has stated that it believes that it has been and continues to be a PFIC within the meaning of Section 1297 of the Code. If so, the consequences to U.S. holders of White Knight common shares of exchanges in the offer will differ very significantly from those described above. The PFIC rules are extremely complex, and each U.S. Holder of White Knight shares is strongly urged to consult with his or her tax advisor regarding the substantial effect such rules may have on the tax consequences to such U.S. Holder of an exchange of White Knight shares for exchangeable shares in the offer and regarding certain tax elections that may be available to such U.S. Holder pursuant to the PFIC rules.

          If White Knight is or has been a PFIC, the PFIC provisions of the Code will generally override the rules described in the preceding paragraphs regarding the tax treatment of reorganizations under Section 368(a), transfers under Section 351 and taxable transactions. Briefly, under the PFIC rules, when a U.S. holder of White Knight shares exchanges those shares for exchangeable shares, any gain realized by the holder on such exchange (measured by the excess, if any, of the fair market value of the exchangeable shares and ancillary rights received by the holder over the holder’s adjusted tax basis for his or her White Knight shares) is allocated ratably to each day of such holder’s holding period for such shares. The portion of the gain allocable to the year in which the exchange occurs is taxed as ordinary income, not as capital gain. Tax is calculated with respect to the portions of the gain allocated to each of the prior years of the shareholder’s holding period by multiplying the portion allocable to each prior year by the highest tax rate applicable to ordinary income in effect for such prior year. In addition, interest is charged with respect to the tax attributable to the gain allocated to such prior years. Thus, a U.S. holder who exchanges White Knight shares will generally be subject to an amount of tax equal to the sum of (i) the tax on the gain allocable to the year in which the exchange occurs, (ii) the tax on the gain allocable to each of the prior years of his holding period, and (iii) an interest charge with respect to such prior year tax amounts. These same rules would apply if the U.S. holder of White Knight shares sold those shares for cash.

          As mentioned above, the provisions of Sections 368(a) and 351 of the Code that provide for tax-deferred treatment of certain share-for-share exchanges do not generally apply in the case of dispositions of shares of PFICs. Proposed U.S. Treasury Regulations provide for two exceptions to this general rule for certain specified types of dispositions of PFIC shares, but the offer does not appear to come within these exceptions.

          The PFIC rules provide for certain tax elections that may be utilized by a U.S. holder who wishes to rid his or her shares of the “PFIC taint” so that these special, generally adverse PFIC tax rules will not be applicable with respect to sales or exchanges of those shares. The rules governing the availability and consequences of these PFIC elections are complex. Each U.S. holder of White Knight shares is strongly urged to consult with his or her tax advisor regarding the availability and consequences of the PFIC elections in light of such holder’s specific circumstances.

          As discussed above, there are a number of areas of uncertainty regarding the U.S. federal income tax treatment of exchanges in the offer. Each U.S. holder is urged to consult with his or her own tax advisor regarding these matters.

     U.S. Federal Income Tax Consequences Arising from Holding the Exchangeable Shares.

     Receipt of Distributions

          As discussed above, the offerors intend to take the position that the exchangeable shares are shares of Canadian Exchange Co., and not shares of U.S. Gold. Distributions, if any, paid with respect to the exchangeable shares out of Canadian Exchange Co.’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income to U.S. holders. Dividends paid with respect to the exchangeable shares are expected to qualify for the lower tax rates applicable to net capital gains. To the extent that the amount of any distribution exceeds Canadian Exchange Co.’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis, and any excess will be treated as capital gain. Subject to certain conditions and limitations, Canadian income tax withheld on dividends with respect to the exchangeable shares generally may be deducted in determining a U.S. holder’s federal taxable income or credited against a U.S. holder’s federal income tax liability.

          As also discussed earlier, the IRS may take the view that the exchangeable shares should be treated as shares of U.S. Gold for U.S. federal income tax purposes. In that case, the determination of whether and to what extent a distribution is taxable as a dividend would be made by reference to the current and accumulated earnings and profits of U.S. Gold, rather than Canadian Exchange Co. Furthermore, the classification of the exchangeable shares as shares of U.S. Gold rather than Canadian Exchange Co. may affect adversely the calculation of the amount of Canadian withholding tax that may be credited against a U.S. holder’s federal income tax liability.

     Dispositions of Exchangeable Shares

          Generally, a U.S. holder will recognize gain or loss on any sale, exchange or other disposition of the exchangeable shares. The amount of gain or loss recognized will equal the difference between the holder’s adjusted tax basis in the exchangeable shares and the amount realized from the sale, exchange or other disposition, unless the disposition transaction qualifies for non-recognition treatment. Gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year. In the case of U.S. holders who are individuals, trusts or estates, any such long-term capital gain may be taxed at preferential rates. The deductibility of losses may be subject to limitations.

          If a U.S. holder exchanges exchangeable shares for common shares of U.S. Gold, the U.S. income tax consequences of that exchange will depend upon whether the exchangeable shares are classified as shares of Canadian Exchange Co. or as shares of U.S. Gold for U.S. federal income tax purposes. If they are regarded as shares of Canadian Exchange Co., the exchange will be a taxable transaction, with the tax consequences described in the immediately preceding paragraph. If, on the other hand, the exchangeable shares are regarded as shares of U.S. Gold, the exchange of exchangeable shares for common stock of U.S. Gold should not be taxable.

     Certain Passive Foreign Investment Company Considerations

          If Canadian Exchange Co. were treated as a “passive foreign investment company” for U.S. federal income tax purposes, this could have potentially adverse U.S. tax consequences to U.S. holders who dispose of or receive distributions with respect to exchangeable shares, which consequences may be different from the consequences discussed above under “U.S. Federal Income Tax Consequences Arising from Holding the Exchangeable Shares —Receipt of Distributions” and under “U.S. Federal Income Tax Consequences Arising from Holding the Exchangeable Shares — Dispositions of Exchangeable Shares.” U.S. holders should consult their own tax advisors with respect to the potential application of the rules governing passive foreign investment companies. The offerors do not intend or expect Canadian Exchange Co. to be a “passive foreign investment company” as defined in Section 1297(a) of the Code, but no assurances can be given in this regard.

     U.S. Federal Income Tax Consequences Arising from Holding the Shares of Common Stock of U.S. Gold

     Receipt of Distributions

          Distributions, if any, paid with respect to shares of common stock of U.S. Gold out of U.S. Gold’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income to U.S. holders. In the case of U.S. holders who are individuals, trusts or estates, any such dividend income will be subject to tax at the same preferential rates as net capital gains if the applicable requirements are satisfied. To the extent that the amount of any distribution exceeds U.S. Gold’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis, and any excess will be treated as capital gain.

     Dispositions of Shares of Common Stock of U.S. Gold

          Generally, a U.S. holder will recognize gain or loss on any sale, exchange or other disposition of the shares of common stock of U.S. Gold equal to the difference between the U.S. holder’s adjusted tax basis in the shares of common stock of U.S. Gold and the amount realized from the sale, exchange or other disposition. Gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year. In the case of U.S. holders who are individuals, trusts or estates, any such long-term capital gain may be taxed at preferential rates. The deductibility of losses may be subject to limitations.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of White Knight Common Shares

          For purposes of this summary, the term non-U.S. holder means a beneficial owner of White Knight common shares that is not treated as a partnership for U.S. federal income tax purposes, and that is not a U.S. holder. (See the discussion of partnerships under the section entitled “U.S. Federal Income Tax Consequences to U.S. Holders of White Knight Common Shares,” above.)

          As stated previously, this summary does not address the U.S. federal income tax consequences to shareholders that are subject to special rules. It also does not apply to a non-U.S. holder that is affected by the provisions of an income tax treaty to which the United States is a party, and does not address currency exchange issues. Any non-U.S. holder that may be subject to any of these tax rules is urged to consult his or her own tax advisor to determine the tax consequences to him or her of the exchange in the offer.

U.S. Federal Income Tax Consequences Arising from the Exchange of White Knight Common Shares for Exchangeable Shares and from the Exchange of Exchangeable Shares for Shares of Common Stock of U.S. Gold

          Generally, subject to the discussion below, a non-U.S. holder will not be subject to U.S. federal income tax on the income or gain (if any) realized on the exchange of White Knight common shares for exchangeable shares and ancillary rights, or upon the exchange of exchangeable shares for shares of common stock of U.S. Gold, unless:

  the income or gain is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder, in the United States; or

  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

          As noted above, if the exchangeable shares are regarded as shares of U.S. Gold for U.S. federal income tax purposes, the exchange of exchangeable shares for shares of common stock of U.S. Gold should not be taxable in any event.

U.S. Federal Income Tax Consequences Arising from Holding the Exchangeable Shares and Shares of Common Stock of U.S. Gold.

     Receipt of Distributions on Exchangeable Shares

          Assuming, as discussed above under “U.S. Federal Income Tax Consequences to U.S. Holders of White Knight Common Shares — U.S. Federal Income Tax Characterization of the Exchangeable Shares,” that the exchangeable shares are treated as shares of Canadian Exchange Co. for U.S. federal income tax purposes, rather than shares of common stock of U.S. Gold, dividends received by a non-U.S. holder with respect to the exchangeable shares should not be subject to U.S. withholding tax. However, a non-U.S. holder will be taxed in the United States on the receipt of dividends from Canadian Exchange Co. in the same manner as a U.S. holder if the non-U.S. holder has an office or other fixed place of business within the United States to which the dividends are attributable and the dividends are either derived in the active conduct of a banking, financing or similar business within the United States or received by a corporation the principal business of which is trading stock or securities for its account (unless otherwise provided in an applicable treaty).

     Receipt of Distributions on Shares of Common Stock of U.S. Gold

          Dividends received by a non-U.S. holder with respect to shares of common stock of U.S. Gold (and with respect to exchangeable shares if they are treated for U.S. tax purposes as shares of U.S. Gold) could be subject to U.S. withholding tax at a rate of 30%. The withholding tax rate could be reduced by an applicable income tax treaty in effect between the United States and the non-U.S. holder’s country of residence. For example, the withholding rate under the Canada-United States tax treaty on dividends paid by a U.S. corporation to residents of Canada is generally 15%. In addition, (a) a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (unless otherwise provided in an applicable treaty) and will not be subject to the U.S. withholding tax provided that the non-U.S. holder provides the proper certification, and (b) a corporate non-U.S. holder may also be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified in an applicable income tax treaty) on dividend income that is effectively connected with a U.S. trade or business.

     Dispositions of Shares of Common Stock of U.S. Gold or Exchangeable Shares

          Subject to the rules discussed below, a non-U.S. holder will not be subject to U.S. federal income tax on gain (if any) realized on the sale or exchange of exchangeable shares or on the sale or exchange of shares of common stock of U.S. Gold, unless:

  the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder, in the United States; or

  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise; or

          In addition, under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), if U.S. Gold is treated as a “U.S. Real Property Holding Corporation” (“USRPHC”) and the requirements set forth below are satisfied, then gain or loss recognized by a non-U.S. holder on the sale or exchange of exchangeable shares or shares of common stock of U.S. Gold will be subject to regular U.S. federal income tax, as if such gain or loss were effectively connected with the conduct of a U.S. trade or business by the holder. U.S. Gold will be treated as a USRPHC if at any time during the shorter of (x) the five-year period ending on the date of the sale or exchange of exchangeable shares or shares of common stock of U.S. Gold (as the case may be) or (y) the period during which a holder held exchangeable shares or shares of common stock of U.S. Gold, the fair market value of U.S. Gold’s United States real property interests equals or exceeds 50% of the sum of the fair market values of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable regulations). It is anticipated that U.S. Gold will be a USRPHC after consummation of the proposed transaction.

          If U.S. Gold is treated as a USRPHC after the consummation of the proposed transaction, gain or loss from the sale or exchange of exchangeable shares or shares of common stock of U.S. Gold will be subject to tax under FIRPTA in the following circumstances:

•

In the case of a non-U.S. holder who owns only shares of common stock of U.S. Gold (actually and constructively), the shares of common stock of U.S. Gold are treated as “regularly traded on an established securities market” and the non-U.S. holder holds more than 5% of the total fair market value of the shares of common stock of U.S. Gold outstanding (on a non-diluted basis) at the relevant determination time;

•

In the case of a non-U.S. holder who owns only exchangeable shares (actually and constructively, other than shares of common stock of U.S. Gold constructively owned by reason of ownership of exchangeable shares), either:

•

The exchangeable shares are treated as “regularly traded on an established securities market” and such non-U.S. holder holds more than 5% of the total fair market value of the exchangeable shares outstanding at the relevant determination time, or

•

The exchangeable shares are not treated as “regularly traded on an established securities market,” but the shares of common stock of U.S. Gold are “regularly traded on an established securities market,” and such non-U.S. holder holds exchangeable shares with a fair market value on the relevant date of determination greater than 5% of the total fair market value of the shares of common stock of U.S. Gold outstanding (on a non-diluted basis) on such date;

•

In the case of a non-US holder who actually or constructively owns shares of common stock of U.S. Gold or exchangeable shares, such shares and exchangeable shares are not treated as “regularly traded on an established securities market.”

          The offerors expect that the shares of common stock of U.S. Gold will be traded on the AMEX, and the TSX, and that the exchangeable shares will be traded on the TSX. AMEX and the TSX should each be considered an “established securities market” for FIRPTA purposes. The shares of common stock of U.S. Gold trading on the AMEX generally will be considered to be “regularly traded” on AMEX for FIRPTA purposes for any calendar quarter during which they are regularly quoted by brokers or dealers making a market in such shares within the meaning of applicable Treasury regulations.

          If income from the sale or exchange of exchangeable shares or shares of common stock of U.S. Gold is subject to tax based on FIRPTA, the transferee of such shares may be required to deduct and withhold a tax equal to 10 percent of the amount realized on the disposition, unless certain exceptions apply. Any tax withheld may be credited against the U.S. federal income tax owed by the non-U.S. holder for the year in which the sale or exchange occurs.

          The foregoing summary of the possible application of FIRPTA rules to non-U.S. holders is only a summary of certain material aspects of these rules. If at any time the exchangeable shares are traded on an established securities market located in the United States, different rules, not described herein, may apply. Because the U.S. federal income tax consequences to a non-U.S. holder under FIRPTA may be significant and are complex and subject to uncertainty, non-U.S. holders are urged to discuss those consequences with their tax advisors.

Backup Withholding and Information Reporting

          Information returns may be filed with the U.S. Internal Revenue Service in connection with payments on the shares of common stock of U.S. Gold or exchangeable shares and the proceeds from a sale or other disposition of such stock. Holders of shares of common stock of U.S. Gold or exchangeable shares may be subject to U.S. backup withholding tax on these payments if they fail to provide their taxpayer identification numbers to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

          THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLYAND IS NOT LEGAL OR TAX ADVICE. EACH SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER AND TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES OR SHARES OF COMMON STOCK OF U.S. GOLD, INCLUDING THE APPLICABILITYAND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

COMPARISON OF SHAREHOLDER RIGHTS

Comparison of Rights of Holders of U.S. Gold Common Stock and White Knight Common Shares

          U.S. Gold is a corporation organized in the United States and the rights of our shareholders are governed by the Colorado Business Corporation Act, or the Colorado Act, and our articles of incorporation, as amended, and bylaws. White Knight is a corporation organized in the Province of British Columbia and the rights of its shareholders are governed by the Business Corporations Act (British Columbia), referred to as the BCBCA, and other laws of Canada, and White Knight’s articles and notice of articles. Following the consummation of the offer, the subsequent acquisition transaction, and the exchange of the exchangeable shares, White Knight’s shareholders will become our shareholders and, as such, their rights will be governed by the Colorado Act and our articles of incorporation and bylaws.

          The following is a summary of the material differences between the rights of holders of White Knight shares and the rights of holders of our shares. This summary is not a complete comparison of rights that may be of interest, and you should therefore read the full text of the respective corporate charters, articles and bylaws, as applicable, of White Knight and U.S. Gold.

	White Knight Shareholder Rights	U.S. Gold Shareholder Rights

Authorized Capital Stock	White Knight’s authorized capital share structure is an unlimited number of com- mon shares without par value.

Following shareholder approval at our special meeting in connection with the strategic offers, our authorized capital stock will be 250,000,001 shares consist- ing of 250,000,000 shares of common stock, no par value, and one share of preferred stock, no par value, designated Series A Special Voting Preferred Stock.

Dividends

Dividends may be declared at the discre- tion of White Knight’s board, subject to the rights of any shareholder holding shares with special rights to dividends. Dividends may be paid in cash, property or shares of capital stock.

Our articles of incorporation provide that, and pursuant to the Colorado Act, our board may declare dividends. Dividends may be paid in cash, in property or in shares of capital stock.

Size of the Board

The BCBCA provides that a public cor- poration must have at least three directors. White Knight’s articles provide that the number of first directors (those directors set forth in White Knight’s notice of arti- cles) is set at 5. The size of the board may be increased or decreased by the share- holders from time to time by ordinary resolution. If any director retires and no new director is elected, the size of the board is set at the number of directors who are actually in office.

Our bylaws provide that there shall be seven directors and the board may increase or decrease, to not less than three, the number of directors by resolution.

Removal and Retirement of Directors	Under the BCBCA, a director may be removed before the expiration of his or her term by a special resolution.

Under our bylaws, at a meeting called for the purpose of removing directors, share- holders may, remove the entire board or any lesser number of directors, with or without cause by a majority vote of the shares entitled to vote at an election of directors.

White Knight’s articles provide that the shareholders may by special resolution remove any director and by ordinary res- olution appoint another person to fill the vacancy. If the shareholders do not elect or appoint a director to fill the vacancy simultaneously with the removal of a

	White Knight Shareholder Rights	U.S. Gold Shareholder Rights

director, the remaining directors or share- holders may elect or appoint a director to fill the vacancy.

Directors’ Term

Under White Knight’s articles, at each annual general meeting, shareholders entitled to vote at the annual general meet- ing must elect the entire board. If White Knight does not hold an annual general meeting, the directors appointed at the last annual general meeting shall continue in office until a director’s successor is elected or appointed or the date on which a director otherwise no longer holds office under the BCBCA or White Knight’s articles.

Our bylaws, as amended, provide that each director elected shall hold office until such director’s successor is elected and qualified.

Filling Vacancies on the Board

Under the BCBCA and White Knight’s articles, the directors may appoint a per- son as a director either to fill a vacancy on the board or as an addition to the board. The number of additional directors so appointed, however, cannot at any time exceed one-third of the number of first directors or one-third of the number of current directors who were elected or appointed pursuant to the articles. Any additional director shall hold office until the next annual general meeting, but shall be eligible for re-election at such meeting. Under White Knight’s articles, if there are fewer directors in office than the number set in the articles as a quorum of directors (a majority of current directors or as set by the board), the board may only act to appoint directors up to the number set in the articles as a quorum of directors or may call a shareholder meeting to fill those vacancies. If White Knight has no directors or fewer directors in office than the number set in White Knight’s articles as a quorum of directors, shareholders may elect or appoint directors to fill vacancies.

Our bylaws provide that any vacancy occurring in our board may be filled by the affirmative vote of a majority of our remaining directors, even if less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of such director’s predecessor in office, and shall hold such office until his successor is duly elected and shall qualify. If a directorship is to be filled by reason of an increase in the number of directors, either a majority of the direc- tors then in office or a majority of share- holders, may elect the successor. The director so chosen shall hold office until the next annual meeting and until such director’s successor has been elected and shall qualify.

Required Vote for Certain Transactions

Under the BCBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the property of a corporation (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by special resolution of the shareholders.

To effect a merger or share exchange under the Colorado Act, a corporation’s board must approve and adopt a plan of merger or plan of share exchange and recommend such plan to the shareholders. Such plan must be adopted by a majority of the shareholders of the corporation entitled to vote thereon unless the articles of incorporation require a greater vote. Under the Colorado Act, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its

For White Knight, a special resolution means a resolution passed at a general

	White Knight Shareholder Rights	U.S. Gold Shareholder Rights

meeting by a majority of at least two- thirds of the votes cast on the resolution.

property other than in the regular course of business on the terms and conditions and for the consideration determined by the board, if the board proposes and a major- ity of the shareholders entitled to vote approve the transaction. Our articles of incorporation and bylaws do not require a greater vote.

In certain cases, an action that prejudices or interferes with a right or special right attached to issued shares of a class or series of shares must be approved sepa- rately by the holders of the class or series of shares being affected.

Calling a Meeting of Shareholders	Under White Knight’s articles, the direc- tors have the power at any time to call special meetings of shareholders.

Our bylaws provide that a special meeting of shareholders may be called at any time by the president, by a majority of the board or upon written demand by share- holders holding 10% or more of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

Under the BCBCA, the holders of not less than 5% of the issued shares of a corpo- ration that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders. Upon meeting the technical requirements set out in the BCBCA, the directors must call a meeting of shareholders to be held not more than four months after receiving the requisition. If the directors do not call such meeting within 21 days after receiv- ing the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may call the meeting.

Quorum of Shareholders

White Knight’s articles provide that a quorum for the transaction of business at any general meeting of shareholders is two shareholders or proxyholders rep- resenting two shareholders, or one share- holder and a proxyholder representing another shareholder, in both cases person- ally present at the commencement of the meeting and holding or representing by proxy in the aggregate not less than 5% of the issued shares of a class of shares the holders of which are entitled to attend and vote at such meeting. If White Knight only has one shareholder, a quorum is one person, who is, or who represents by proxy, that shareholder.

Our articles of incorporation provide that the holders of one-third of our stock enti- tled to vote at the meeting, present in person or represented by proxy, consti- tutes a quorum at any meeting of our shareholders.

If within one half hour from the time appointed for a general meeting a quorum is not present, the general meeting, if convened by requisition of the sharehold- ers, shall be dissolved. In any other case the meeting shall stand adjourned to the same day in the next week at the same time and place. If at such adjourned meet- ing a quorum is not present within one half

	White Knight Shareholder Rights		U.S. Gold Shareholder Rights

hour from the time appointed, the person or persons present and being or represent- ing by proxy, a shareholder or sharehold- ers entitled to attend and vote at the meeting shall constitute a quorum.

Notice of Meeting of Shareholders

Under the BCBCA, notices of the date, time and place of a general meeting of shareholders must be sent not less than 21 days nor more than two months before the meeting to each director and to each shareholder entitled to attend the meeting.

The Colorado Act and our bylaws provide that, whenever shareholders are required or permitted to take any action at a meet- ing, a written notice of the meeting stat- ing, among other things, the place, date and time of the meeting must be given not less than ten nor more than 60 days before the date of the meeting to each stock- holder entitled to vote at the meeting. Moreover, if the number of our authorized shares is to be increased, at least 30 days written notice of the shareholder meeting must be given.

Under White Knight’s articles, the notice for a shareholder meeting for which spe- cial business will be conducted must state the nature of the special business to be discussed or approved. If a document is being considered by shareholders, that document must be attached to the notice.

Record Date for Notice of Meetings of Shareholders

The BCBCA and White Knight’s articles provide that the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of and vote at a meeting of shareholders, but such record date shall not precede the meeting date (i) by more than two months or (ii) four months in the case of a meeting requisitioned by share- holders. If White Knight is a public com- pany, the record date shall not be less than 21 days prior to the meeting date. If White Knight is not a public company, the record date shall not be less than 10 days prior to the meeting date. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at 5:00 p.m. on the day immediately preced- ing the day on which the notice is given or, if no notice is given, the beginning of the meeting.

Under the Act and our bylaws, our board may fix in advance a date as the record date, provided that such date is not less than 10 days nor more than 50 days prior to the meeting. If our board does not fix the record date, the record date shall be 30 days prior to the shareholder meeting.

Dissenters’ or Appraisal Rights

The BCBCA provides that shareholders of a corporation are entitled to exercise dis- sent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the corporation resolves to:

The Colorado Act provides that a holder of shares of any class or series has the right, in certain circumstances, to dissent and obtain fair value of his or her shares. The Colorado Act grants these dissenters’ rights in the case of mergers or consoli- dations and certain sales or transfers of assets or a purchase of assets for stock. No dissenters’ rights are available for shares of any class or series that is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities

	•	alter its articles to alter the restrictions on the powers of the corporation or on the business it its permitted to carry on;

	•	approve certain amalgamations;

	White Knight Shareholder Rights		U.S. Gold Shareholder Rights

	•	approve an arrangement, where the terms of the arrangement permit dissent;	Dealers, Inc. or held of record by more than 2,000 shareholders, unless the agree- ment of merger or consolidation requires the holders to accept for their shares any- thing other than:

	•	sell, lease or otherwise dispose of all or substantially all of its undertaking; or
			•	shares of stock of the surviving corporation;
	•	continue the corporation into another jurisdiction.

•

shares of stock of another corporation that are either listed on a national secu- rities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders;

			•	cash in lieu of fractional shares of the stock described in the two preceding bullets; or

			•	any combination of the above.

In addition, dissenters’ rights are not available to holders of shares of the sur- viving corporation if the merger did not require the vote of the shareholders of the surviving corporation.

Indemnification of Directors and Officers	Under the BCBCA, a corporation may indemnify an individual who is or was a director or officer of the corporation. However, indemnification is prohibited if:

Our bylaws provide that we shall indem- nify any person who is made or threatened to be made a party to any threatened, pending or completed action or suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of U.S. Gold or is or was serving at our request as a director, officer, employee or agent of another entity against expenses (including attor- neys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of U.S. Gold; but no indemnification shall be made by us in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the perfor- mance of his or her duty to U.S. Gold unless and only to the extent that the court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper. Such

	•	such eligible party did not act honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be); and

	•	in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believ- ing that such person’s conduct was lawful.

The BCBCA allows for the corporation to pay the expenses actually and reasonably incurred by the eligible party, provided that, the corporation receives from such eligible party an undertaking to repay the amounts advanced if it is ultimately deter- mined that such payment is prohibited.

Despite the foregoing, on application of a corporation or eligible party, a court may:

	•	order a corporation to indemnify an eligible party in respect of an eligible

	White Knight Shareholder Rights		U.S. Gold Shareholder Rights

	•	order a corporation to pay some or all of the expenses incurred by an eligible party in an eligible proceeding;

indemnification is authorized and condi- tioned upon a determination of a majority of our disinterested directors, or if no such quorum is available, by independent legal counsel in a written opinion, that the indemnification of such person is proper in the circumstances because such person has met the standard of conduct.

	•	order enforcement of or any payment under an indemnification agreement;

	•	order the corporation to pay some or all of the expenses actually and reasonably incurred by a person in obtaining the order of the court; and/or

	•	make any other order the court consid- ers appropriate.

Our bylaws also provide that to the extent a director, officer, employee or agent of U.S. Gold has been successful on the merits in defense of any action, suit or proceeding referred to above or defense of any claim, issue or matter, he or she shall be indemnified against expenses (includ- ing attorneys’ fees) actually and reason- ably incurred by such person in connection with such defense.

White Knight’s articles require White Knight to indemnify directors of White Knight, former directors of White Knight or alternate directors of White Knight and their heirs and legal personal representa- tive against all judgments, penalties, fines or amounts paid in settlement to which that person is or may be liable, and White Knight must pay the expenses actually and reasonably incurred by that person after the final disposition of any legal proceed- ing or investigative action, whether cur- rent, threatened, pending or completed, for which the director, former director or alternate director of White Knight has been made a party or is found liable. White Knight’s articles also provide that White Knight may indemnify any other person. The failure of a director, alternate director or officer of White Knight to comply with the BCA or the articles will not invalidate any indemnity that person is entitled to under the articles.

In addition, the Colorado Act and our bylaws allows for the advance payment of expenses of an officer or director who is indemnified prior to the final disposition of an action, provided that, in the case of a current director or officer, such person undertakes to repay any such amount advanced if it is later determined that such person is not entitled to indemnification with regard to the action for which the expenses were advanced.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and con- trolling persons of the registrants pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commis- sion, such indemnification is against pub- lic policy as expressed in the Securities Act and is, therefore, unenforceable.

Director Liability

Under the BCBCA, directors of a corpo- ration who vote for or consent to a reso- lution that authorizes the corporation to do any of the following are jointly and sev- erally liable to restore to the corporation any amount paid or distributed as a result and not otherwise recovered by the corporation:

Our articles of incorporation provide that directors shall not be personally liable to U.S. Gold or our shareholders for mone- tary damages for breach of fiduciary duty, except as prohibited by the Colorado Act, as follows:

			•	for any breach of the director’s duty of loyalty to U.S. Gold or its shareholders;
	•	carry on its business or exercise any power that it is restricted by its articles from carrying on or exercising;
			•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

	•	pay a commission or allow a discount contrary to the provisions of the BCBCA;
			•	for unlawful dividends under the Colo-

		White Knight Shareholder Rights		U.S. Gold Shareholder Rights

•

pay a dividend or acquire or redeem any of its shares where there are reasonable grounds for believing that the corpora- tion is insolvent or the payment of the dividend or the acquisition or redemp- tion would render the corporation insol- vent; or

			•	for any transaction from which the director derived an improper personal benefit.

	•	indemnify a person in contravention of the BCBCA.

A director is not liable for the foregoing if the director relied, in good faith, on:

•

financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to fairly reflect the financial position of the corporation;

	•	a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person;

	•	a statement of fact represented to the director by an officer of the corporation to be correct; or

•

any record, information or representa- tion that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate.

Furthermore, a director is not liable if the director did not know and could not rea- sonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

Interested Shareholder Transactions

The rules or policies of certain Canadian securities regulatory authorities, including Ontario Securities Commission, or OSC, Rule 61-501 and Policy Statement Q-27 of the Commission des values moblieres du Quebec, or AMF Regulation Q-27, con- tain requirements in connection with “related party transactions.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, completes one or more spec- ified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming lia- bilities. A “related party” is defined in OSC Rule 61-501 and AMF Regulation

The Colorado Act and our articles of incorporation and bylaws do not prevent us from engaging in a transaction with an interested shareholder.

	White Knight Shareholder Rights	U.S. Gold Shareholder Rights

Q-27 and includes directors and senior officers of the issuer and holders of voting securities carrying more than 10% of the voting rights attaching to all issued and outstanding voting securities or of a suf- ficient number of any securities of the issuer to materially affect control of the issuer.

OSC Rule 61-501 and AMF Regulation Q-27 require more detailed disclosure in the proxy material sent to securityholders in connection with a related party trans- action, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non cash con- sideration offered in connection there- with, and the inclusion of a summary of the valuation or the entire valuation in the proxy material. OSC Rule 61-501 and AMF Regulation Q-27 also require that, subject to certain exceptions, an issuer shall not engage in a related party trans- action unless approval of the disinterested shareholders of the issuer or the related party transaction has been obtained.

Transactions with Directors and Officers

Under the BCBCA, subject to certain exceptions, a director or senior officer of a corporation holds a “disclosable inter- est” in a contract or transaction if: (i) the contract is material to the corporation; (ii) the corporation has entered, or pro- poses to enter, into the contract or trans- action; and (iii) the director or senior officer has a direct or indirect material interest in the contract or transaction. Sub- ject to certain exceptions under the BCBCA and unless the court orders oth- erwise, a director or senior officer of a corporation is liable to account to the corporation for any profit that accrues to the director or senior officer under or as a result of a contract or transaction in which the director or senior officer holds a dis- closable interest. The exemptions from the requirement to account to the corporation for any profit include where the disclos- able interest is disclosed to the directors of the corporation and the directors approve of the contract or transaction with any directors that hold a disclosable interest abstaining or the contract is approved by a special resolution of the shareholders. If all directors have a disclosable interest in a contract or transaction, any or all of

Under the Colorado Act and our articles of incorporation, contracts and transactions between us and one or more of our direc- tors and officers, or between us and any other entity in which one or more of our directors or officers are directors or offi- cers or have a financial interest may be void or voidable unless: (i) the material facts of the director’s or officer’s relation- ship or interest are disclosed or known to the board or committee and the board or committee authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, (ii) the material facts of the director’s or officer’s relationship or interest are dis- closed or known to the shareholders and the contract or transaction is approved in good faith by a vote of the shareholders, or (iii) the contract or transaction is fair as to the corporation as of the time it is autho- rized, approved or ratified by the board, a committee or the shareholders.

Our articles of incorporation provide that the officers, directors and other members of our management shall be subject to the doctrine of ‘corporate opportunities‘ only insofar as it applies to business

White Knight Shareholder Rights	U.S. Gold Shareholder Rights

those directors may vote on a directors’ resolution to approve the contract or trans- action. Directors with a disclosable inter- est may be counted in the quorum at the directors’ meeting to approve the contract or transaction whether or not such direc- tors vote at the directors’ meeting.

opportunities in which U.S. Gold has expressed an interest as determined from time to time by the board as evidenced by resolutions appearing in our minutes. Once such areas of interest are delineated, all such business opportunities within such area of interest which come to the attention of the officers, directors, and other members of our management shall be disclosed promptly to U.S. Gold and made available to us. Our board may reject any business opportunity presented to it and thereafter any officer, director or other member of management may avail himself or herself of such opportunity. Until such time as U.S. Gold, through our board, has designated an area of inter- est, our officers, directors and other mem- ber of management shall be free to engage in such areas of interest on their own.

White Knight’s articles also provide that a director or senior officer who holds any office or possesses any property interest that conflicts materially with his or her duties or interests as a director or senior officer must disclose the nature of such conflict to the board.

In addition, we adopted a corporate oppor- tunity policy that defines the business opportunities in which we have an interest and prohibits our officers and directors from taking advantage of those opportu- nities without the approval of a majority of the disinterested directors or a committee of our board appointed for that purpose.

INFORMATION CONCERNING WHITE KNIGHT’S CAPITAL

Price Range and Trading Volume of White Knight’s Common Shares

          The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of White Knight’s common shares on the TSX-V:

	High	Low
Period	($)	($)	Volume
2005
January	0.83	0.65	1,491,938
February	0.78	0.60	1,521,150
March	0.93	0.67	1,386,683
April	0.73	0.57	693,994
May	0.68	0.55	128,506
June	0.92	0.60	960,001
July	1.14	0.85	9,421,613
August	1.80	1.26	7,285,067
September	1.80	1.33	2,931,114
October	1.62	1.31	3,594,704
November	2.10	1.45	3,989,138
December	1.95	1.58	2,025,977
2006
January	2.13	1.70	3,461,395
February	1.79	1.40	3,654,899
March	2.39	1.65	9,299,027
April	2.80	2.07	6,362,824
May	3.10	1.95	4,393,620
June	2.55	1.66	3,185,568
July	2.45	2.08	1,125,934
August	2.39	2.01	1,462,552
September	2.25	1.46	2,304,758
October	1.8	1.39	1,163,247
November	1.88	1.50	1,323,648
December	1.99	1.39	1,919,101
Through to February 2, 2007	1.94	1.30	918,879

__________
Source: TSX Inc.

Dividends and Dividend Policy

          Based on publicly-available information, White Knight has never declared any dividends on its common shares. Further, White Knight has not publicly stated that it has the intention to pay dividends in the future.

Previous Purchases and Sales

          Based on publicly-available information, no securities of White Knight, excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights, have been purchased or sold by White Knight during the 12 months preceding the date of the offer, except for the following:

Number of
		Securities	Purchase or Sale
		Purchased	Price	Aggregate Gross
Date	Description of Purchase or Sale	or Sold	per Security	Proceeds
			$	$

January 2006	Mineral property interests	40,000	Unknown	Unknown

Previous Distributions

          Based on publicly-available information, no distributions of Common Shares were effected during the five years preceding the date of the Offer, except for the following:

		Number of	Distribution
		Common	Price per	Aggregate
		Shares	Common	Gross
Date	Description of Distribution	Distributed	Share	Proceeds
			$	$
April 9, 2002	Common Shares issued pursuant to a Mining Lease Agreement on the Hunter mineral property	20,000	0.20	4,000
May 23, 2002	Exercise of stock option	300,000	0.10	30,000
June 27, 2002	Private Placements of units	176,470(6)	0.17	300,000
June 27, 2002	Payment in units(1) of finder’s fee regarding private placement of units	176,470(6)	0.00	0
January 1, 2003	Exercise of stock option	25,000	0.10	2,500
January 8, 2003	Exercise of stock option	312,500	0.10	31,250
January 29, 2003	Issued for Mineral Property	20,000	0.20	4,000
January 29, 2003	Issued for Mineral Property	20,000	0.20	4,000
September 26, 2003	Exercise of stock option	1,652,500	0.10	165,250
September 26, 2003	Exercise of stock option	422,000	0.23	97,060
October 9, 2003	Exercise of warrant	13,158	0.44	5,790
October 10, 2003	Exercise of warrant	10,793	0.44	4,749
October 21, 2003	Exercise of warrant	164,180	0.44	72,239
October 27, 2003	Exercise of warrant	127,685	0.44	56,181
October 28, 2003	Private placement of units(2)	2,500,000(6)	0.40	1,000,000
October 28, 2003	Payment in units(2) of finder’s fee regarding private placement of units	125,000(6)	0.00	0
October 29, 2003	Exercise of warrant	421,053	0.44	185,263
October 30, 2003	Exercise of warrant	315,210	0.44	138,692
November 4, 2003	Exercise of warrant	228,132	0.44	100,378
November 5, 2003	Exercise of warrant	26,315	0.44	11,579
November 5, 2003	Exercise of warrant	100,000	0.25	25,000
November 6, 2003	Exercise of warrant	100,000	0.44	44,000
November 7, 2003	Exercise of warrant	159,605	0.44	70,226
November 10, 2003	Exercise of warrant	200,000	0.44	88,000
November 13, 2003	Exercise of warrant	657,895	0.44	289,474
November 17, 2003	Exercise of warrant	200,000	0.44	88,000

		Number of	Distribution
		Common	Price per	Aggregate
		Shares	Common	Gross
Date	Description of Distribution	Distributed	Share	Proceeds
			$	$
November 18, 2003	Exercise of warrant	1,084,106	0.44	477,007
January 8, 2004	Exercise of warrant	1,429,411	0.25	357,353
January 15, 2004	Issued for mineral properties	40,000	0.20	8,000
January 29, 2004	Private placement of units(3)	7,764,704(6)	0.85	6,600,000
February 29, 2004	Exercise of stock option	50,000	0.10	5,000
June 2004	Private placement of units(4)	2,222,222(6)	0.90	2,000,000
During fiscal year ended June 30, 2004	Exercise of stock options	10,000	Unknown	Unknown
During fiscal year ended June 30, 2004	Exercise of warrants	846,765	Unknown	Unknown
December 20, 2004	Private placement of units(5)	1,500,000(6)	1.58	2,370,000
June 30, 2004 to August 3, 2004	Exercise of warrants	2,090,000	0.60	1,254,000
June 30, 2004 to December 31, 2004	Exercise of warrants	200,000	0.60	120,000
January 1, 2005 to March 31, 2005	Mineral property interests	40,000	0.71	28,400
June 30, 2004 to June 30, 2005	Exercise of stock options	230,000	0.30(7)	120,125
June 30, 2005 to September 30, 2005	Exercise of warrants	4,940,586	1.25	6,175,732
June 30, 2005 to December 31, 2005	Exercise of stock options	165,000	0.59(7)	169,584
January 2006	Mineral property interests	40,000	Unknown	Unknown

Notes:
__________

(1)	Each unit consists of one common share and one warrant entitling the holder to purchase one common share at a price of $0.25 on or before June 27, 2002.

(2)	Each unit consists of one common share and one warrant entitling the holder to purchase one common Share at a price of $0.60 on or before October 24, 2005.

(3)	Each unit consists of one Common Share and one warrant entitling the holder to purchase one common share at a price of $1.25 for 18 months.

(4)	Each unit consists of one common share and one warrant entitling the holder to purchase one common share at a price of $1.25 for one year.

(5)	Each unit consists of one common share and one warrant entitling the holder to purchase one common share at a price of $2.50 for one year.

(6)	Does not include the common shares issuable upon exercise of the warrants.

(7)	Weighted average.

VALUATION REQUIREMENTS FOR INSIDER BIDS

          The offer is an “insider bid” within the meaning of applicable provincial securities legislation by virtue of Robert R. McEwen’s equity interests in both U.S. Gold and White Knight. As a result, a formal valuation of White Knight common shares and of the consideration being offered in exchange for them under the offer is required in the absence of waivers or exemptions. Exemptions from the insider bid valuation requirement are contained in

Canadian OSC Rule 61-501 and AMF Regulation Q-27 and may be relied upon if neither the offeror nor any joint actor with the offeror has, or has had within the preceding 12 months, any board or management representation in respect of the offeree issuer or has knowledge of any material information concerning the offeree issuer or its securities that has not been generally disclosed. Neither we nor any person acting jointly or in concert with us have had board or management representation at White Knight or have any such knowledge with respect to White Knight. Accordingly, in making the offer, we are relying upon the foregoing valuation exemptions. We have obtained waivers of the valuation requirements from the securities regulators of each of the other provinces where a valuation would be otherwise required.

PRIOR VALUATIONS

          U.S. Gold and our directors and senior officers, after reasonable inquiry, are not aware of any prior valuations, as defined in applicable provincial legislation relating to insider bids, of White Knight or of its material assets or securities within the 24-month period preceding the date of the offer.

EXPENSES OF THE OFFER

          We estimate the total amount of the fees and expenses related to the strategic offers will be approximately US$11 million.

REGULATORY MATTERS

          Our obligation to accept for purchase and pay for White Knight common shares tendered in the offer is conditional upon, among other things, obtaining all governmental or regulatory consents or approvals that U.S. Gold, in our sole discretion, views as necessary or desirable to enable us to consummate the offer, on terms and conditions satisfactory to us. See the section entitled “The Offer — Conditions of the Offer” on page 44 of this offer.

Competition Act (Canada)

          Our acquisition of White Knight common shares in the offer is not a transaction which requires pre-merger notification to the Commissioner of Competition appointed under Part IX of the Competition Act (Canada), or the Commissioner. Whether or not a pre-merger filing is required, however, the Commissioner may apply to the Competition Tribunal, a special-purpose quasi-judicial tribunal empowered to deal with certain matters under the Competition Act (Canada), to seek relief in respect of merger transactions (including share acquisitions) and, if the Competition Tribunal finds that a merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. Proceedings under the merger provisions of the Competition Act (Canada) may be instituted by the Commissioner for a period of three years after a merger transaction has been substantially completed. We are not aware of any grounds upon which such proceedings could be taken.

Investment Canada Act

          The acquisition of White Knight common shares by us in to the offer is not a transaction which is subject to governmental review or notification pursuant to the Investment Canada Act (Canada).

Hart-Scott-Rodino Act

          Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the United States Federal Trade Commission, or the FTC, certain transactions, including certain tender offers, may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice and certain waiting period requirements have been satisfied. We have determined that the offer is not subject to the notification and reporting requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Filings Under Other Jurisdictions

          We have determined that aside from the Canadian requirement described herein, filings under foreign jurisdictions are not required.

Canadian Securities Regulatory Matters

          The distribution of the shares of our common stock and exchangeable shares under the offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities laws.

          Although the resale of shares of common stock of U.S. Gold and exchangeable shares issued under the offer is subject to restrictions under the securities laws of certain Canadian jurisdictions, shareholders in such jurisdictions generally will be able to rely on statutory exemptions from such restrictions.

United States Securities Regulatory Matters

          We have filed a registration statement with the SEC on Form S-4 registering the issuance of shares of common stock of U.S. Gold and exchangeable shares to be offered in connection with the offer. One of the conditions of the offer is that such registration statement has become and remains effective until the expiry time. See the section entitled “The Offer — Conditions of the Offer” on page 44 of this offer.

ACCOUNTING TREATMENT

          If consummated, the transaction described in this offer will be accounted for as a purchase transaction, with U.S. Gold as the acquirer of White Knight. The offer is being made only for White Knight’s common shares and is not being made for any warrants, options or other securities that may entitle the holder to acquire common shares of White Knight. After completion of the offer, we may implement a statutory plan of arrangement or similar transaction to acquire full ownership of White Knight. We expect we would structure a subsequent acquisition transaction so that warrants to purchase White Knight common shares would be exchanged for warrants to purchase exchangeable shares of Canadian Exchange Co. and U.S. Gold would assume or adopt the White Knight stock option plan so that options under that plan would be exercisable for shares of common stock of U.S. Gold. As a result, for purposes of preparing the financial statements attached as Appendix F (Unaudited Pro Forma Consolidated Financial Statements of U.S. Gold) and Appendix G (Unaudited Pro Forma Consolidated Supplementary Financial Statements of U.S. Gold), the options to be issued by U.S. Gold and the warrants to purchase exchangeable shares of Canadian Exchange Co have been included as part of the purchase price consideration based on the outstanding warrants and options, as disclosed in the most recent publicly available financial statements of each of White Knight, Nevada Pacific and Tone Resources.

DEPOSITARY

          We have engaged Kingsdale Shareholder Services Inc. to act as depositary for the receipt of certificates in respect of White Knight common shares and related letters of acceptance and transmittal and notices of guaranteed delivery tendered in the offer and for the payment for White Knight common shares purchased by us under the offer. The depositary will receive reasonable and customary compensation from us for its services relating to the offer and will be reimbursed for certain out-of-pocket expenses. We have also agreed to indemnify the depositary against certain liabilities and expenses in connection with the offer, including certain liabilities under the securities laws of Canada.

          Questions and requests for assistance concerning the offer should be made directly to the depositary.

DEALER MANAGER AND SOLICITING DEALER GROUP; INFORMATION AGENT

United States

          We have retained Georgeson Securities Corporation, or Georgeson Securities, as our dealer manager in the United States in connection with the offer. Georgeson Securities will receive customary compensation for their services in connection with the transactions contemplated by the offer, including a base fee of US$50,000, plus a fee of US$0.00333 per White Knight common share for each such common share held by White Knight shareholders resident in the United States that are deposited and accepted by us under the offer. In addition, Georgeson Securities will be reimbursed for out-of-pocket expenses, including reasonable expenses of counsel and other advisors. We have agreed to indemnify Georgeson Securities and its affiliates against various liabilities and expenses in connection with its services in connection with the transactions contemplated by the offer, including various liabilities and expenses under securities laws. Prior to the strategic offers, we had no past business relationship with Georgeson Securities.

          We have retained Georgeson Inc. to act as information agent in the United States in connection with the offer. Georgeson Inc. will receive reasonable and customary compensation from us for services in connection with the offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

          White Knight shareholders resident in the United States should contact Georgeson Inc. or their broker or dealer for assistance in accepting the offer and in depositing White Knight common shares with the depositary, Kingsdale Shareholder Services Inc.

Canada and Countries Outside of the United States

          We have retained GMP Securities L.P. as our international dealer manager in Canada and other countries outside of the United States in connection with the offer and to provide various financial advisory services to U.S. Gold in connection with the offer. GMP Securities will receive customary compensation for their services in connection with the transactions contemplated by the offer and will be reimbursed for out-of-pocket expenses, including reasonable expenses of counsel and other advisors. We have agreed to indemnify GMP Securities and its affiliates against various liabilities and expenses in connection with its services in connection with the transactions contemplated by the offer, including various liabilities and expenses under securities laws. From time to time, GMP Securities and its affiliates may actively trade the debt and equity securities of U.S. Gold and White Knight for their own account or for the accounts of customers and, accordingly, may hold a long or short position in those securities. GMP Securities has in the past performed various investment banking and financial advisory services for us for which it has received customary compensation.

          GMP Securities has the right to form an international soliciting dealer group comprised of members of the Investment Dealers Association of Canada to solicit acceptances of the offer from persons who are not resident in the United States. Each member of the international soliciting dealer group, including GMP Securities, is referred to herein as an international soliciting dealer. We have agreed to pay each international soliciting dealer a fee of $0.01 for each common share held by White Knight shareholders who are not resident in the United States that are deposited and accepted for purchase by us under the offer. The aggregate amount payable to any international soliciting dealer with respect to any single depositing holder of White Knight common shares will be not less than $25.00 nor more than $1,500.00, provided that such holder deposits no less than 1,000 White Knight common shares. If White Knight common shares deposited and registered in a single name are beneficially owned by more than one beneficial owner, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. We may require each international soliciting dealer to furnish evidence of such beneficial ownership satisfactory to us at the time of deposit.

          We have retained Kingsdale Shareholder Services Inc. to act as international information agent in connection with the offer. Kingsdale Shareholder Services will receive reasonable and customary compensation from us for services in connection with the offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection herewith.

          White Knight shareholders resident outside of the United States should contact Kingsdale Shareholder Services, GMP Securities, or a broker or dealer for assistance in accepting the offer and in depositing White Knight common shares with Kingsdale Shareholder Services.

          Other than as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of White Knight common shares in the offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

OFFEREES’ STATUTORY RIGHTS

          Securities legislation in certain of the provinces and territories of Canada provides holders of White Knight common shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is misrepresentation in a circular or a notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Holders of White Knight common shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS’ APPROVAL

          The contents of this offer have been approved, and the sending thereof to the shareholders has been authorized, by the board of directors of each of U.S. Gold and Canadian Exchange Co.

EXPERTS

Interest of Experts

          To our knowledge after reasonable inquiry, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this offer or prepared or certified a report or valuation described or included in this offer beneficially owns, directly or indirectly, 1% or more of our issued and outstanding common stock or the securities of any of our associates or affiliates.

Technical Reports

          Certain scientific and technical information contained in Appendix L (Information Concerning White Knight) relating to White Knight’s Gold Pick Property is based on a report prepared by Mine Development Associates.

          The scientific and technical information in Appendix M (Certain Information Regarding Tonkin Springs Gold Property of U.S. Gold Corporation) relating to the Tonkin Springs exploration gold property in Nevada is based on a current technical report in respect of the property filed on SEDAR (www.sedar.com) in accordance with the requirements of NI 43-101. This report was prepared by Richard M. Gowans and Alan Noble at Micon International Limited. Each of Messrs. Gowans and Noble is a qualified person under NI 43-101.

Independent Registered Accounting Firm

          The consolidated financial statements of U.S. Gold Corporation as and for the years ended December 31, 2005, 2004 and 2003, the unaudited balance sheet of US Gold Canadian Acquisition Corporation as of September 30, 2006, appearing elsewhere herein, have been included in reliance upon the reports of Stark Winter Schenkein Co., LLP, independent registered accounting firm, upon the authority of said firm as experts in accounting and auditing.

          The consolidated financial statements of White Knight included in this offer have been audited by Davidson & Company LLP, independent registered chartered accountants, as stated in its report appearing in Appendix B, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

LEGAL MATTERS

          Matters of Canadian law, including the legality of the exchangeable shares offered hereby, will be passed upon on behalf of the offerors by, and the opinion contained in the section entitled “Material Canadian Federal Income Tax Considerations” on page 66 of this offer has been provided by, Fraser Milner Casgrain LLP. The legality of the common stock of U.S. Gold offered hereby will be passed upon on behalf of the offerors by Dufford & Brown, P.C. The opinions contained in the section entitled “Material U.S. Federal Income Tax Considerations” on page 76 of this offer have been provided by Hogan & Hartson LLP.

CONSENT OF FRASER MILNER CASGRAIN LLP

TO:	The Directors of U.S. Gold Corporation
The Directors of US Gold Canadian Acquisition Corporation

          We hereby consent to the reference to our opinion contained under “Material Canadian Federal Income Tax Considerations” and “Legal Matters” in the circular included in the offer to purchase dated February 12, 2007 made by U.S. Gold Corporation and US Gold Canadian Acquisition Corporation dated to the holders of common shares of White Knight Resources Ltd.

(signed) FRASER MILNER CASGRAIN LLP

Toronto, Ontario
February 12, 2007

CONSENT OF DUFFORD & BROWN, P.C.

TO:	The Directors of U.S. Gold Corporation
The Directors of US Gold Canadian Acquisition Corporation

          We hereby consent to the reference to our opinion contained under “Legal Matters” in the circular included in the offer to purchase dated February 12, 2007 made by U.S. Gold Corporation and US Gold Canadian Acquisition Corporation to the holders of common shares of White Knight Resources Ltd.

(signed) DUFFORD & BROWN, P.C.

Denver, Colorado
February 12, 2007

CONSENT OF HOGAN & HARTSON LLP

TO:	The Directors of U.S. Gold Corporation
The Directors of US Gold Canadian Acquisition Corporation

          We hereby consent to the reference to our opinion contained under “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the circular included in the offer to purchase dated February 12, 2007 made by U.S. Gold Corporation and US Gold Canadian Acquisition Corporation dated to the holders of common shares of White Knight Resources Ltd.

(signed) HOGAN & HARTSON LLP

Denver, Colorado
February 12, 2007

CONSENT OF STARK WINTER SCHENKEIN & CO. LLP

          We hereby consent to the use of our report dated March 20, 2006 relating to U.S. Gold Corporation, which appears in the Registration Statements numbered 333-138233, 333-138271 and 333-138272 on Form S-4 and the related prospectuses for U.S. Gold Corporation and US Gold Canadian Acquisition Corporation (collectively, the “SEC Filings”) as well as the Canadian Takeover Bid Circular (together with the SEC Filings, the “Documents”) and any amendments to the Documents. We also consent to the reference to us under the heading “Experts” in the Documents and any amendments thereto.

(signed) STARK WINTER SCHENKEIN & CO. LLP

Denver, Colorado
January 22, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          We hereby consent to the use of our report dated November 8, 2006, except as to Note 9(f) which is as of November 24, 2006, relating to the consolidated financial statements of Tone Resources Limited for the years ended August 31, 2006 and 2005, which appears in the Canadian take-over bid circular of U.S. Gold Corporation and US Gold Canadian acquisition Corporation dated February 12, 2007 and relating to the offer to purchase the outstanding common shares of White Knight Resources Ltd. We also consent to the reference to us under the heading “Experts” in the offer and any amendments thereto.

(signed) AMISANO HANSON
Chartered Accountants

Vancouver, Canada
February 6, 2007

CONSENT OF PRICEWATERHOUSECOOPERS LLP

          We hereby consent to the use of our report dated September 28, 2006 relating to the financial statements of Nevada Pacific Gold Ltd. as at June 30, 2006 and 2005 and for each of the three years ended June 30, 2006, which appears in the Canadian take-over bid circular of U.S. Gold Corporation and US Gold Canadian acquisition Corporation dated February 12, 2007 and relating to the offer to purchase the outstanding common shares of White Knight Resources Ltd. We also consent to the reference to us under the heading “Experts” in the offer.

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, Canada
February 6, 2007

CONSENT OF DAVIDSON & COMPANY LLP

          We consent to the use of our report dated August 22, 2006 relating to the consolidated financial statements of White Knight Resources Ltd., which appears in each of the Registration Statements numbered 333-138233, 333-138271 and 333-138272 on Form S-4 and the related prospectuses for U.S. Gold Corporation and US Gold Canadian Acquisition Corporation (collectively, the “SEC Filings”) as well as the Canadian Takeover Bid Circular (together with the SEC Filings, the “Documents”) and any amendments to the Documents. We also consent to the reference to us under the heading “Experts” in the Documents and any amendments thereto.

(signed) DAVIDSON & COMPANY LLP
Chartered Accountants

Vancouver, Canada
January 22, 2007

CONSENT OF MINE DEVELOPMENT ASSOCIATES

Board of Directors of White Knight Resources Ltd.:

          I hereby consent to the use of information from the technical reports dated April 2006 relating to the Gold Pick Property of White Knight Resources Ltd., which appears in the Registration Statement numbered 333-138233 on Form S-4 and the related prospectus for U.S. Gold Corporation and US Gold Canadian Acquisition Corporation and the Definitive Proxy Statement on Schedule 14A for U.S. Gold Corporation (File Number 000-09137) (collectively, the “SEC Filings”) as well as the Canadian Takeover Bid Circular (together with the SEC Filings, the “Documents”) and any amendments to the Documents. I also consent to the reference to me under the heading “Experts” in the Documents and any amendments thereto.

(signed) MINE DEVELOPMENT ASSOCIATES

January 22, 2007

APPROVAL AND CERTIFICATE OF U.S. GOLD CORPORATION

Dated: February 12, 2007

          The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the offer to purchase.

(signed) ROBERT R. MCEWEN	(signed) WILLIAM F. PASS
Chairman of the Board and Chief	Vice President and Chief
Executive Officer	Financial Officer

On behalf of the Board of Directors

(signed) ANN S. CARPENTER	(signed) DECLAN COSTELLOE
Director	Director

APPROVAL AND CERTIFICATE OF US GOLD CANADIAN ACQUISITION CORPORATION

Dated: February 12, 2007.

          The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the offer to purchase.

(signed) ROBERT R. MCEWEN	(signed) WILLIAM F. PASS
Chairman of the Board and Chief	Vice President, Secretary and
Executive Officer	Treasurer

On behalf of the Board of Directors

(signed) ANN S. CARPENTER	(signed) WILLIAM F. PASS
Director	Director

APPENDIX A

INFORMATION CONCERNING WHITE KNIGHT

          In addition to the information filed by White Knight with the SEC under the Exchange Act, White Knight files audited annual financial statements, unaudited interim financial statements, management’s discussion and analysis, proxy statements or information circulars and other information with the SEDAR. Although we have no reason to doubt the accuracy or completeness of the information relating to White Knight, we are not in a position to independently assess or verify this information, including White Knight’s financial statements. See the section entitled “Risk Factors — We have been unable to independently verify the reliability of information about White Knight, Nevada Pacific and Tone Resources contained in this offer” on page 21 of this offer.

          The terms mineral reserve, proven mineral reserve and probable mineral reserve under Canadian standards are different than the definitions adopted by the SEC and applicable to U.S. companies filing reports with the SEC. Further, the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are recognized and required to be reported by Canadian regulations, but the SEC does not recognize these terms. As a result, the information contained in this Appendix A relating to mineral reserves and mineral resources may not be comparable to similar information publicly reported by U.S. companies. See the section entitled “Appendix A — Terms Relating to Mineral Reserves and Resources” on page A-32 of this Appendix A.

          Some terms used in this Appendix A may be unfamiliar to you. We have provided a Glossary beginning on page A-31 for your reference.

Overview

          The legal and commercial name of White Knight is White Knight Resources Ltd. White Knight is active in the mineral exploration sector. From 1986 to 1993, White Knight explored various properties in British Columbia and the Northwest Territories, Canada. In 1993, White Knight began to acquire gold exploration properties in Nevada and has focused solely on exploration of properties in Nevada since that time.

          White Knight is a British Columbia-based mineral resource exploration company, engaged, through its subsidiaries, in the acquisition and exploration of precious metals properties, primarily gold. All of White Knight’s mineral exploration operations are located in the State of Nevada, United States, where White Knight’s operations have been based since 1993. White Knight continues to explore for projects to acquire in Nevada.

          White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. White Knight has continued to follow its exploration plan whereby targets have been generated on a number of its 100% owned properties. During the 2006 exploration season, significant drill production difficulties have been encountered by White Knight. Drill availability is at an all time low and in an effort to alleviate this obstacle, White Knight is in the process of building its own drill rig. It is anticipated that this rig will be available in the near future.

          To date, White Knight has had no revenue from its operations, nor is it dependent upon any patents, licenses or manufacturing processes. White Knight’s operations are dependent upon mineral exploration and mining rights and claims as well as the terms of option and/or joint venture agreements on those properties. White Knight currently holds interests in 18 properties in Nevada.

          The exploration operations of White Knight are subject to regulation by several government agencies at the Federal, State, and local levels. White Knight believes that it is in compliance with all current regulatory requirements and does not anticipate any significant changes to these regulations which will have a material effect on White Knight’s operations.

Authorized and Outstanding Share Capital of White Knight

          White Knight is authorized to issue an unlimited number of common shares without par value. Based on information provided to U.S. Gold by White Knight as of February 1, 2007 there were:

  59,484,972 White Knight common shares issued and outstanding;

  4,945,000 White Knight common shares issuable upon exercise of outstanding options; and

  0 White Knight common shares issuable upon exercise of outstanding warrants.

          White Knight shareholders are entitled to receive notice of and attend any meetings of shareholders and to one vote per common share at all such meetings. Shareholders are entitled to receive such dividends as White Knight’s board of directors may declare from time to time, according to the number of shares held and subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of White Knight. As of February 1, 2007, White Knight had approximately 65 record holders of its common shares.

Dividends and Dividend Policy

          Based on publicly-available information, White Knight has never declared any dividends on White Knight common shares. Further, White Knight has not publicly stated that it has the intention to pay dividends in the future.

History and Development of White Knight

          White Knight’s registered office is located at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L2 and its principal office is located at 922, 510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8. White Knight is a reporting issuer in the Provinces of British Columbia and Alberta and files its continuous disclosure documents with the securities regulatory authorities in those provinces. These documents are available without charge at www.sedar.com.

          White Knight was incorporated under The Company Act of British Columbia on December 18, 1986. White Knight’s articles were amended on January 31, 1995 to increase the authorized share capital from 10,000,000 White Knight common shares to 100,000,000 common shares without par value. White Knight completed a mandatory transition to the Business Corporations Act (British Columbia), or the BCBCA, on December 21, 2005. On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the former act, which previously governed White Knight. The BCBCA removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The BCBCA also uses new forms and terminology. Under the BCBCA, every company incorporated, amalgamated or continued under the former act must complete a mandatory transition rollover. Under the BCBCA, the directors of White Knight were permitted to approve and complete this mandatory transition rollover, effective June 20, 2005. At an annual general meeting held on November 26, 2005, White Knight’s shareholders approved, by a three-quarter majority vote, the removal of pre-existing restrictions based on the former act and no longer required under the BCBCA. At this meeting shareholders also approved amendments to White Knight’s Notice of Articles and authorized share capital. In addition, the shareholders approved new articles to bring White Knight’s charter documents into line with the incorporated BCBCA, altered the authorized capital of White Knight from 100,000,000 common shares without par value to an unlimited number of common shares without par value. The changes were effected under a new Notice of Articles on December 21, 2005.

          During the three month period ended September 30, 2006, no stock options were granted, exercised or terminated and no warrants were exercised.

          During the year ended June 30, 2006, White Knight received $6,175,733 from the exercise of 4,940,586 warrants. During the 2006 fiscal year, White Knight wrote off $143,783 and invested cash of $288,777 in mineral property interests and deferred exploration costs of $2,413,657. See the section entitled “White Knight’s Mineral Properties” on page A-3 of this Appendix A.

          During the year ended June 30, 2006, White Knight issued $6,345,433 in capital stock: 40,000 shares were issued for mineral property interests at a deemed value of $72,000; 315,000 shares were issued on the exercise of stock options for net proceeds of $169,700; and 4,940,586 shares were issued pursuant to the exercise of warrants for net proceeds of $6,175,733.

          There are ongoing drilling programs on the Cottonwood, Celt, Squaw Creek, New Pass and Patty properties. White Knight anticipates spending US$2,000,000 or more during 2006 on further exploration of its properties.

White Knight’s Organizational Structure

          White Knight has three subsidiaries:

  CUN Minerals, Inc., incorporated in Nevada, 100% directly owned by White Knight.

  White Knight Gold (U.S.) Inc., incorporated in Delaware, 100% directly owned by White Knight.

  Quito Gold Corporation, incorporated in Nevada, 100% directly owned by White Knight.

White Knight’s Mineral Properties

          The following is a description of White Knight’s properties and the nature of White Knight’s interests in such properties. This section, entitled “White Knight’s Mineral Properties” was reviewed and the contents have been verified by White Knight’s Qualified Person, John M. Leask, P.Eng. The Qualified Persons for the Gold Pick Property analysis are Neil Prenn, Registered Professional Mining Engineer, and Peter Ronning, Professional Engineer, each of Mine Development Associates.

     The Patty Property (formerly Indian Ranch)

          The Patty Property, formerly known as the Indian Ranch property is located in Eureka County, Nevada and consists of 544 unpatented mining claims totaling 10,008 acres. White Knight owns a 30% undivided interest in the Patty Property. Chapleau Resources Ltd. owns a 10% undivided interest and Placer Dome U.S. Inc. owns a 60% undivided interest in the Patty Property. The Patty Property is without known mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Patty Property

          White Knight entered into an option agreement dated February 10, 1994 with the Damele family on the Patty Property. The agreement was subsequently amended through five separate amendments with the Damele family. Under the agreement and its amendments, White Knight earned a 100% leasehold interest in the Patty Property by issuing to the Damele family 100,000 common shares and an annual work commitment of 5,000 feet of drilling. The drill commitment was waived for the year ended February 10, 1996 in consideration of a US$15,000 cash payment. Additionally, the original net smelter royalty held by the Damele family was amended for consideration of a US$15,000 cash payment. Currently, the Damele family retains a 6% net smelter royalty, but White Knight may reduce the net smelter royalty to 3% in consideration of a US$500,000 payment. White Knight’s lease on the Patty Property extends through February 10, 2014 or for so long thereafter as exploration, development or mining activity is being conducted on a continuous annual basis. White Knight has met all the required terms under the agreement to date.

          Under an agreement with Chapleau Resources Ltd. dated May 26, 1997 and amended June 18, 2001, White Knight granted Chapleau the right to earn an interest in the Patty Property by making payments to White Knight totaling US$400,000 and incurring exploration expenditures of US$1,500,000. On June 25, 2001, Chapleau vested a 25% interest, thus reducing White Knight’s interest to 75%.

          Under an agreement dated March 26, 2003 between White Knight, Chapleau and Placer Dome U.S. Inc., White Knight granted Placer Dome the right to earn an initial 60% interest in the Patty Property by paying US$55,000 and incurring a minimum of US$2,000,000 in work expenditures over a four-year period under the following schedule:

Expenditure	Minimum Work
Due Date	Expenditures (US$)
March 25, 2004	100,000
March 25, 2005	300,000
March 25, 2006	600,000
March 25, 2007	1,000,000
Total	2,000,000

          In August 2006, Placer Dome vested its 60% interest in the Patty Property and declined to elect to earn an extra 15% by financing a feasibility study. As a result of Placer Dome vesting its 60% interest, the interests of White Knight and Chapleau were reduced to 30% and 10%, respectively.

     Location of and Access to Patty Property

          The Patty Property lies 10 miles southeast of the Gold Acres-Cortez Window, and is located 17 air miles southeast of the Pipeline/South Pipeline gold mines and 38 air miles northwest of Eureka, Nevada. Access is via Nevada State Highway 278 south from Carlin for 48 miles, west on the JD Ranch Road for 4 1 / 2 miles, south for 12 miles to the Tonkin Ranch site, and then northwest for 5 miles. The south and central portions of the Patty Property can be traversed by unimproved dirt roads, and new roads are planned to provide drilling access to the north.

     Regional and Property Geology of Patty Property

          The Patty Property is located on the Cortez Trend. Lower-plate Paleozoic sediments underlies shallow volcanic and alluvial cover on much of the central and eastern portions of the Patty Property. Lower-plate carbonate rocks are not exposed at the surface, but drilling and mapping thus far indicate that about 10 square miles of the Patty Property is underlain by lower plate Paleozoic carbonate rocks of the Roberts Mountains Formation, Rabbit Hill Limestone, Nevada Group, or underlying dolomites of the Hanson Creek Formation. This covered window of Lower Plate rocks is present in the form of several uplifted or hoisted blocks. Roberts Mountains Formation rocks occur in the window and have been intersected in drill holes within 35 feet of the surface. Hydrothermal alteration is present over large areas of the property, and thick (up to 600 feet or more) zones of intense alteration in the form of silicification, decalcification or sanding, and argillization are present, as well as amorphous carbon or fine-grained sulfides. Anomalous gold and associated hydrothermal alteration is present across Patty in both Upper and Lower Plate rocks.

     Previous Exploration History of Patty Property

          Prior to White Knight’s acquisition of its interest in the Patty Property, Northern Dynasty Exploration Ltd. explored it in 1987. Northern Dynasty prepared a preliminary geologic map and drilled 4 holes totaling 1,130 feet. Hycroft Resources and Development Corporation then acquired the property and drilled 90 additional holes from 1988 to 1990 to an average depth of 114 feet. After White Knight acquired the Patty Property in 1994, exploration was conducted by Delta Gold Mining Corp. under an earn-in joint venture agreement on a combined land package comprised of the Patty Property and the Imperial property. Delta Gold completed an induced polarization survey, a CSAMT survey, and drilled 10 holes to an average depth of 501 feet. This drilling resulted in the discovery of an 80 foot wide zone of gold mineralization averaging 0.012 oz/ton gold. Delta Gold also intersected a higher-grade zone of 10 feet averaging 0.22 oz/ton gold. Delta Gold subsequently terminated the agreement. Under the Chapleau option agreement, 20 holes were drilled during 1997, 12 holes were drilled in 1998, four holes were drilled in 1999, and 11 holes were drilled in 2000 for a total of 45,100 feet in 47 holes. During 1999, a detailed gravity survey and a soil sampling grid program were also completed. Exploration expenditures under the Chapleau agreement totaled US$1,500,000.

          In 2001, Kennecott Exploration Company entered an option agreement with White Knight and Chapleau. Kennecott drilled 11 reverse circulation holes which intersected low-grade gold mineralization three miles south of the previously identified gold zones. Kennecott expended US$531,100 before terminating the agreement.

          During the 2005 field season, Placer Dome completed reverse circulation, or RC, drilling in three holes comprising 6,000 feet. As part of this campaign, Hole PIR 05-10 intersected a broad zone of Carlin-type mineralization grading 0.009 oz/ton Au over a thickness of 335 feet which included 30 feet grading 0.046 oz/ ton Au.

          Several holes angled off the same drill pad also intersected significant gold at what is interpreted to be the same host sequence. Highlights of the program occurred in drill hole PIR05-12 which was drilled at an angle of 7070° and an azimuth of 35070° from PIR05-10 and returned the following intervals: 0.023 oz/ton gold from 1370 feet to 1460 feet (90 feet) including 15 feet grading 0.057 oz/ton gold from 1380 feet to 1395 feet. Drill holes PIR05-11, PIR05-13, PIR05-14 and PIR05-15 were all drilled off the drill pad set-up for PIR05-10 and were lost above the target section. Drill hole PIR05-16 also intersected anomalous gold in what is projected as a down faulted block to the south of PIR05-10.

     Current and Planned Exploration of Patty Property

          During September 2006, Placer Dome commenced drilling. The planned program comprises 6,000 feet of reverse circulation drilling in 3 to 4 holes. Results from recent drilling provide the incentive for this drill program. Drill hole data from drilling executed between November 2005 and January 2006 show that a thick zone of gold mineralization is hosted within the Roberts Mountains Formation. Structural trends crossing this host will be tested with this drill program. Previously released drill hole PIR05-10 reported an intercept of 30 feet grading ..046 oz/ton gold within a broad zone of low grade gold mineralization in the Roberts Mountains unit. Several holes angled off the same drill pad also intersected significant gold at what is interpreted to be the same host sequence. Highlights of the program occurred in drill hole PIR05-12 which was drilled at an angle of 700 and an azimuth of 3500 from PIR05-10 and returned the following intervals: 0.023 oz/ton gold from 1370 feet to 1460 feet (90 feet) including 15 feet grading 0.057 oz/ton gold from 1380 feet to 1395 feet. Drill holes PIR05-11, PIR05-13, PIR05-14 and PIR05-15 were all drilled off the drill pad set-up for PIR05-10 and were lost above the target section. Drill hole PIR05-16 also intersected anomalous gold in what is projected as a down faulted block to the south of PIR05-10. The assay interval from 2,620 feet to 2,720 feet returned .006 oz/ton gold over 100 feet with a high of .016 oz/ton gold over 5 feet.

     Slaven Canyon Property

          The Slaven Canyon Property is located in Lander County, Nevada, and totals 6,599 acres. White Knight has a 100% interest in 258 unpatented mining claims comprising 5,174 acres of the Slaven Canyon Property and has a lease on the remaining 1,425 acres, which are subject to net smelter royalties. The Slaven Canyon Property is without known mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Slaven Canyon Property

          Since September 2001, White Knight has staked 258 unpatented mining claims comprising 5,174 acres. Since fiscal 2003, White Knight has signed lease agreements on 1,425 acres adjacent to White Knight’s staked claims. The leases called for the payment of approximately US$32,430 on signing and escalating lease payments thereafter. The owners retain net smelter returns ranging from one-half of one percent to three and one-half percent with a buy down to one percent for US$1,500,000. Annual holding costs for the property are estimated to be US$81,885 for 2007, which includes US$47,438 for the lease payments and US$34,447 in federal and county fees.

     Location of and Access to Slaven Canyon Property

          The Slaven Canyon Property is located in the Northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. The Slaven Canyon Property is traversed by numerous unimproved dirt roads traveling south from Battle Mountain.

     Regional and Property Geology of Slaven Canyon Property

          Rock units on the Slaven Canyon Property are dominated by chert, siltstone and limestone of the Ordovician Vinini Formation and Devonian Slaven Chert, both units of the Upper Plate Roberts Mountains Allochthon. These units are overlain on the east by Miocene basalt of the Northern Nevada Rift. Major northeast trending faults cut through the area and are believed to be a regional control to the localization of gold mineralization. The main zone of gold mineralization on the property measures about 2,400 feet east-west by 300 to 500 feet north-south. Select drill intercepts include:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Gold (ounces per ton)
SC 9257	255	320	65	0.055
SC 9202	110	145	35	0.096
SC 9203	55	115	60	0.052
SC 9210	30	130	100	0.049
SC 55	105	145	40	0.050
SC 30	100	145	45	0.063
SC 27	185	210	25	0.083

     Mineralization is open on the east and west end and to some degree down dip. A second area of gold mineralization occurs on the northern portion of the claims. The primary exploration target is a Carlin-type gold deposit in lower plate carbonate rocks or in carbonate units of the upper plate. Select drill hole intercepts from here include:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Gold (ounces per ton)
SC 9014	60	85	25	0.066
SC 9239	50	75	25	0.054
SC 9213	20	30	10	0.063

          The zone of mineralization is a shallow, mostly oxide, shallowly dipping tabular body hosted in upper plate siliclastic rocks. Gold mineralization is probably controlled by a shallow angle thrust fault. Alteration is dominantly argillization and sanding. Most holes in the vicinity of the main zone are between 200 feet to 300 feet deep with the deepest being 700 feet.

     Previous Exploration History of Slaven Canyon Property

          After the discovery of gold-bearing breccia outcrops, Resource Associates of Alaska staked claims at Slaven Canyon in 1984. Resource Associates conducted geologic mapping, rock and soil sampling, and trenching from 1984 to 1987. Nerco Exploration Company acquired Resource Associates in 1988 and Alta Gold Company joint-ventured the claims with Nerco later that year. Alta Gold began an aggressive drilling program and completed 59 shallow holes in 1988. An additional eight holes were drilled in 1989. Cyanide-shake metallurgical tests were conducted in 1990, followed by the drilling of 17 holes in 1991. Uranerz Exploration and Mining Limited leased the property in 1991 and completed a 57-hole drilling program in 1992. Bottle-roll tests were completed in 1993 after which a resource estimate was completed. Cameco acquired Uranerz in 1994 and terminated the lease. Cyprus Minerals Corp. leased the claims from Alta Gold later that year and drilled nine holes in the northwest part of the property before terminating the lease in 1995. Following Cyprus’ withdrawal, Alta Gold retained the claims from 1996 through 1999 but performed no further work on the Slaven Canyon Property. Alta Gold filed for bankruptcy in 2000 and relinquished the claims shortly thereafter.

     Current and Future Exploration of Slaven Canyon Property

          Work on the Slaven Canyon Property over recent seasons included 24 shallow reverse circulation holes and one deep core hole (DDH SL21). White Knight drilled the Slaven Canyon Property with two exploration objectives: 1) to establish the existence of, and depth to, lower-plate limestone host rocks, and 2) to establish a better understanding of the structural controls for the upper-plate hosted mineralization. Drill hole SL21, drilled to a final depth of 2,583 ft, encountered several thrust fault sequences. Deep in the hole, a 100 ft-thick, highly sheared micritic limestone was encountered, which was interpreted to be a piece of lower-plate, based on lithology. Diamond drill hole SL25 was completed 3 months later and reached a total depth of 3,088 ft. This hole was drilled through the known upper-plate resource and confirmed the grade and disseminated nature of gold mineralization, intersecting 50 ft @ 0.092 opt Au including 5 ft @ 0.380 opt Au. The hole also drilled the same thrusted and repeated sequences observed in DDH SL21. However, the hole, which included some limestone interbeds similar to the limestone drilled in DDH SL21, remained in upper-plate rocks to the total depth drilled. White Knight believes that the shallow drilling at the Slaven Canyon Property (less than 1,000 ft) established strong exploration potential for a structurally controlled deposit of significant size in upper-plate host rocks, principally in quartzites which have yielded strong gold values both in drill holes and in surface samples (e.g. continuous chip samples of 25 feet @ 0.22 oz/ton Au in a roadcut).

          It is White Knight’s intention to further explore the Slaven Canyon Property when a drill rig becomes available.

     Celt Property

          White Knight’s 100% owned Celt Property is located in Eureka County, Nevada, and consists of 608 unpatented mining claims totaling 12,569 acres. Teck Cominco American Incorporated has an option to earn an initial 51% interest in the Celt Property. The Celt Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Celt Property

          White Knight has staked 608 unpatented mining claims located on Bureau of Land Management land since September 2003. In October 2004, White Knight entered into a property acquisition agreement with Teck whereby Teck was granted the option to earn an initial 51% interest in the Celt Property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to White Knight’s U.S. subsidiary in annual increments prior to December 31, 2008. Teck has completed a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon Teck vesting its 51% interest, Teck and White Knight will form a joint venture to further develop the Celt Property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, Teck will have a one-time option to elect to earn an additional 9% interest by funding and completing a feasibility study. Upon Teck earning its additional interest and the approval of a production plan, White Knight will have the option to request that Teck arrange financing for White Knight’s share of the capital costs required to develop the property. If White Knight exercises this option Teck shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at White Knight’s election Teck shall also arrange or provide White Knight’s share of equity financing on a loan basis at LIBOR plus 4%. During the earn-in period, Teck is responsible for all property holding costs.

     Location of and Access to Celt Property

          The Celt Property lies along the southern portion of the Cortez Trend. It is situated along the western edge of the Roberts Mountains. Access is by a network of all-weather roads.

     Regional and Property Geology of Celt Property

          The Celt Property lies over the Ordovician Vinini Formation which is dominantly chert and shale, but includes some limestone and greenstone units. The Celt Property follows more than four miles of strike length of a north-northwest trending fault zone where anomalous gold and pathfinder elements occur. The claims were staked to cover the gravel-covered area to the west of the fault.

     Previous Exploration History of Celt Property

          Gold was discovered in jasperoids along the eastern edge of the Celt Property in 1972 which led to prospecting and the staking of blocks of claims between 1972 and 1978. After the discovery of the nearby Gold Bar deposit in 1984, Atlas Precious Metals staked the entire area, but the property was not drilled. Cordex Syndicate leased Atlas’ claims in the area in 1994. Cordex conducted geologic mapping and grid rock and soil sampling, and drilled one exploration hole of less than 600 feet along the range front of the property before dropping the claims.

          During the 2005 field season, Teck executed gravity and induced polarization surveys that defined a 7 kilometre long zone interpreted as the faulted western edge of a lower-plate horst block. Outcrops of dolomitized limestone along the zone are confirmation of shallowly buried lower-plate lithologies. Teck collected twenty-six representative rock chip samples of altered outcrops. Five of the samples (20% of samples collected) were mineralized as follows: 0.180 oz/ton Au, 0.142 oz/ton Au, 0.067 oz/ton Au, 0.008 oz/ton Au. Teck’s follow-up 2005 reverse circulation drilling program tested a geophysical/geological series of targets in the central portion of the property. Lower-plate carbonate host rocks were encountered at relatively shallow depths under a veneer of upper-plate siliclastics in 5 of 8 drill holes. Significant path finder elements, as well as anomalous gold, were encountered.

     Current and Planned Exploration

          In October 2006, Teck commenced a 6-10 hole, 8,000 foot reverse circulation drill program on the Celt Property. Management believes that the several mile-long gold soil/rock anomaly located along the west Roberts Mountains range front may be related to a gold system focused along horst bounding structures extending to the west of the 2005 drilling. The 2006 drilling campaign is designed to test this model.

     Cottonwood Property

          The Cottonwood Property is located in Eureka County, Nevada, and consists of 113 unpatented mining claims totaling 2,178 acres. White Knight currently has a 100% interest in 107 unpatented mining claims and has an option to purchase 100% interest in the other 6 unpatented mining claims. The Cottonwood Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Cottonwood Property

          White Knight has staked 107 unpatented mining claims in the Cottonwood Property since October 2001. Under an agreement dated February 1, 2002, White Knight has leased from Gregory McN. French 6 adjacent unpatented mining claims known as the Jam Claims. Under the agreement, White Knight is required make cash payments and issue common shares to Mr. French under the following schedule:

	Cash Option	Common Share
Payment Due Date	Payments (US$)	Issuances
Initial Payment	1,000 (paid)	None
February 1, 2003	1,000 (paid)	20,000 (issued)
February 1, 2004	2,000 (paid)	20,000 (issued)
February 1, 2005	2,000 (paid)	20,000 (issued)
February 1, 2006	3,000 (paid)	20,000 (issued)
February 1, 2007 and each year thereafter .	5,000	None

          Mr. French also retains a net smelter royalty on the Jam Claims which varies by ounces produced and the price of gold. On production greater than 50,000 ounces but less than 150,000 ounces, the net smelter royalty is 4%. For production of less than 50,000 ounces and greater than 150,000 ounces, the net smelter royalty varies from between 1% to 2%, depending upon the price of gold. Mr. French also retains a 1.5% net smelter royalty on minerals other than gold. White Knight has the option to acquire the net smelter royalty and purchase the Jam Claims from Mr. French for US$50,000 at any time before the 10th anniversary date of the lease.

          Annual holding costs for the Cottonwood Property are estimated to be US$15,085 for 2007 in federal and county fees.

     Location of and Access to Cottonwood Property

          The Cottonwood Property is located at the headwaters of Cottonwood Creek in the central Roberts Mountains, approximately 30 miles northwest of the town of Eureka, Nevada. Access is by a network of improved all-weather roads.

     Regional and Property Geology of Cottonwood Property

          The Cottonwood Property lies on the Cortez Trend and encompasses a major north-northwest trending window-bounding fault where it is intersected by a west-northwest trending belt of mineralization which crosses the Roberts Mountains. The fault places a block of thick Ordovician Vinini Formation on the west in juxtaposition with Lower Plate Devonian carbonates on the east. Gold bearing jasperoid is developed on the southeast extension of this window bounding fault.

          The Cottonwood Property contains the Pot Canyon mineralized zone, the French Trail and South French Trail mineralized zones, and the Wall mineralized zone. The Pot Canyon zone is still open for expansion in two directions. Significant intercepts from previous drilling at Pot Canyon include:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Gold (ounces per ton)
114-29	55	135	80	0.047
114-34	60	165	105	0.021
114-36	145	205	60	0.044

          At the South French Trail zone, about 3,000 feet north of Gold Canyon, Atlas intersected gold mineralization grading 0.015 opt gold to 0.044 opt gold over widths of 10 feet to 20 feet in five holes. Follow-up drilling was not conducted. At the Wall prospect south of Pot Canyon, Barrick intersected 30 feet of 0.048 opt gold in a window-bounding fault and did no follow-up drilling.

          The target is a large Carlin-type deposit hosted in Devonian carbonate rocks along or east of the major window-bounding fault. The convergence of the window-bounding fault, the Roberts Mountains thrust fault, the east-west anticlinal axis, and the west-northwest-trending belt of gold mineralization produces an ideal exploration setting. Expansion of the Pot Canyon resource and South French Trail mineralization are also targets.

     Previous Exploration History of Cottonwood Property

          Barite occurrences in the area were prospected in the late 1970’s and in 1980, N.L. Baroid Division of N.L. Industries, Inc. located claims for barite in the central Cottonwood area. Prospecting during the gold boom of the early 1980’s led to claim groups being located by Chevron Resources Company in 1980 and by Mapco Minerals Corporation/Nerco in 1983 in the northern and southern parts of the Cottonwood area respectively. Chevron’s claims lapsed in 1983 and were restaked by Nerco. American Copper and Nickel Company and Phelps Dodge later leased and explored the claims staked by N.L. Baroid and Nerco. N.L. Baroid discovered the Pot Canyon gold zone in 1985. The property was acquired by Phelps Dodge in 1986 who continued to explore the property through 1990 until Atlas acquired their holdings in 1991. Atlas acquired the Nerco claims in 1990. The French Trail and South French Trail mineralized zones were drilled by Atlas in 1993.

          Cordex leased the northern part of the Cottonwood area in 1995 and drilled a few holes. In 1997, Barrick leased most of Atlas’ claims in the area. Barrick drilled eight fairly deep holes in 1998 and intersected gold mineralization at the Wall prospect. Atlas’ claims were leased by Vengold (now American Bonanza) in 1999 after Barrick terminated its lease but conducted no work before relinquishing the property.

          Drilling on the Cottonwood Property by previous operators identified several gold zones, but little follow-up work was ever conducted. The Pot Canyon deposit remains open in two directions, and gold mineralization discovered by drilling the South French Trail and Wall prospect were never followed-up.

          In 2005, White Knight completed five shallow holes on the Cottonwood Property at the southern end of the target area where a hole drilled by Barrick Gold in the late 1990’s was reported to have significant gold in favorable host rocks. These follow-up drill holes around the Barrick hole failed to intersect significant gold mineralization in this area.

     Current and Planned Exploration

          During October 2006, White Knight commenced a four to eight hole, 5,000 to 10,000 ft drill campaign. This project covers a major window-bounding fault (Wall Fault) which places upper-plate rocks in direct contact with lower-plate Devonian limestones. The geologic similarities between the Wall Fault and the major ore forming Post Fault of the Carlin Trend are numerous. The 2006 effort will focus north of the 2005 drilling along the Wall Fault and the subparallel Wall Anticline, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion.

     Fye Canyon Property

          The Fye Canyon Property is located in Eureka County, Nevada and comprises 345 unpatented mining claims on 6,320 acres. White Knight currently has a 100% interest, although Teck is holding an option to earn an initial 51% interest. The Fye Canyon Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Fye Canyon Property

          White Knight staked 231 unpatented mining claims after acquiring 114 unpatented mining claims upon the execution of a mining lease agreement. Under the terms of the agreement, White Knight must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. White Knight must expend a minimum of US$20,000 on exploration work on the property per year. The vendor retains a 2% net smelter royalty payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

          In October 2004, White Knight and Teck entered into an agreement which granted Teck an option to earn an initial 51% interest in the property by making cash payments to White Knight totaling US$750,000 and incurring exploration expenditures of US$4,000,000 in annual increments prior to December 31, 2008. Upon Teck earning a 51% interest in the property, Teck and White Knight will form a joint-venture on the Fye Canyon Property. When the joint-venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, Teck will have the one-time option to elect to earn an additional 9% interest (for 60% total) in the property by funding and completing a feasibility study. Upon Teck earning its additional interest and the approval of a production plan, White Knight will have the option to request that Teck arrange financing for White Knight’s share of the capital costs required to develop the Fye Canyon Property. If White Knight exercises this option Teck shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at White Knight’s election Teck shall also arrange or provide White Knight’s share of equity financing on a subordinate loan basis with an interest rate of the London Interbank Offered Rate, or LIBOR, plus 4%.

          During the earn-in period, Teck is responsible for all property holding costs.

     Location of and Access to Fye Canyon Property

          The Fye Canyon Property lies on the Cortez Trend and is adjacent to White Knight’s Pat Canyon Property to the north. Access is by a series of all-weather and dirt roads.

     Regional and Property Geology of Fye Canyon Property

          The Fye Canyon Property lies along the southern projection of the north-northwest by south-southeast-trending Cortez fault zone, just south of a major northeast-trending cross-structure which bounds the northern edge of Simpson Park Mountains. The claims cover 3 1 / 2 miles of strike length of this splayed north-northwest fault system. Upper-plate Ordovician Vinini Formation crops out in the eastern part of the block and is overlain by scabs of felsic Tertiary volcanics and thin Quaternary alluvium in the central area with thicker gravels in the west part. Intermediate Tertiary volcanics cover the southernmost part of the claim block. The claim block lies along the projection of lower plate carbonate rocks in the Cortez window to the northwest and the Tonkin window to the southeast. On the property, hematite and barite veined cherts and siltstones of the Vinini Formation are highly anomalous in both mercury and arsenic.

     Previous Exploration History of Fye Canyon Property

          A number of companies explored portions of the Fye Canyon claims in the 1980’s and 1990’s. ECM Inc./ Noranda Inc. staked the Gap claims in 1985; ECM/Noranda drilled 4 shallow (less than 500 ft) holes in 1988; Kennecott drilled 4 holes (500 ft) in 1991; Rio Algom Ltd. leased the claims and drilled 1 hole in 1992; Lac Minerals Ltd. drilled one deep hole (1100 ft) in the northeast corner of the property in 1995; Placer drilled one hole in 1996; and Aquaterre Mineral Development Ltd. drilled 2 shallow holes from one pad in 1999. These holes targeted shallow mineralization based on geochemical anomalies in outcropping upper plate rocks and holes terminated in Vinini Formation.

          During the 2005 exploration season, Teck undertook additional gravity surveys and drilled four reverse circulation holes to test certain structural and lithological targets generated by the geophysical program. Anomalous gold chemistry was encountered in hole F04-04.

     Current and Future Exploration

          Subsequent to September 30, 2006, Teck requested and received permission from White Knight to amend their exploration expenditure commitment under the agreement dated October 20, 2004. In consideration of White Knight granting an extension from December 31, 2006 to March 31, 2007, Teck will guarantee the $1,250,000 aggregate expenditure commitment now due by March 31, 2007. Teck has an option to earn an initial 51% interest in the property by incurring exploration expenditures, and making cash payments in annual increments prior to December 31, 2008.

     Gold Pick Property

          White Knight’s 100% owned Gold Pick Property is located in Eureka County, Nevada, and consists of 27 unpatented mining claims for 601 acres and patented mining claims for 193 acres for a total of 794 acres. The Gold Pick Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Gold Pick Property

          White Knight acquired the unpatented mining claims and patented mining claims by staking and application since June 2002. Annual holding costs for the property are estimated to be US$3,604 for 2007 in federal and county fees.

     Location of and Access to Gold Pick Property

          The Gold Pick Property is located on the Cortez Trend in the southern Roberts Mountains approximately 30 miles northwest of the town of Eureka, Nevada. Access is by all-weather county-maintained roads to the past producing Gold Bar Mine approximately six miles southwest of the property and then along the Gold Bar haul road to the Gold Pick Property.

     Regional and Property Geology of Gold Pick Property

          The Gold Pick Property is underlain by an east-dipping sequence of Devonian carbonate rocks, comprising the Lone Mountain Dolomite overlain by the McColley Canyon Formation and Denay Formation. Located on the Gold Pick Property is the past producing Gold Pick Mine, which contains two gold deposits, the Gold Pick East and Gold Pick West. Also on the Gold Pick Property is a portion of the formerly producing Gold Ridge gold deposit. All of the known deposits lie along a subtle east-west anticline, which crosses the Roberts Mountains and provides a regional control to gold mineralization. Northeast and northwest-trending faults cut the section in the vicinity of the deposits and provide deposit-scale controls to gold mineralization.

          The main Gold Pick East deposit has a footprint of approximately 1,100 feet east-west by 1,200 feet north-south. The deposit is typically 50 feet to 100 feet thick, but can be up to 300 feet thick adjacent to controlling structures. The southwest extension of the Gold Pick East deposit measures about 1,200 feet in a west-southwest direction and ranges from 75 feet to 200 feet in width. Within this structurally controlled zone are at least two pods of high-grade mineralization which include the following drill intercepts:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Gold (ounces per ton)
33-578	230	265	35	0.215
33-570	280	310	30	0.209
33-5	270	275	5	0.371
33-321	290	330	40	0.264
33-719	250	310	60	0.209

          Higher-grade pods of gold mineralization also occur within the main Gold Pick East deposit and include a drill intercept of 10 feet at 1.20 oz/ton gold beneath the southwest corner of the pit.

          The Gold Pick West deposit measures about 700 feet north-south by 700-800 feet east-west. The deposit contains at least two pods of +0.20 oz/ton gold mineralization. A third higher-grade pod lies to the east of the main deposit. The Gold Pick mine consists of two separate open pits: Gold Pick East and Gold Pick West. Atlas Precious Metals considered mining the high-grade mineralization in the southwest extension of Gold Pick East by underground mining methods. In the late stages of mining, an exploration adit was driven to better define reserves in the north wall of the pit and to define underground reserves in the southwest extension. However, the drift never reached the southwest zone, and no underground reserves were delineated.

          The Gold Pick East and West deposits have been tested with a total of 877 drill holes. Despite the intensity of drilling, potential to expand resources remains. The southwest extension zone is open to the southwest, where it is cut off by a single fence of three drill holes. Beyond that, only a handful of widely spaced (approx. 300 foot) holes were drilled. The zone could easily continue beyond the limits of drilling. A fairly high-grade drill intercept (5 ft @ 0.202 oz/ton gold) near the west end of the drilling suggests that the high-grade core of the zone may extend further to the southwest along the structure. The vast majority of drill holes have been vertical, which could easily miss high-grade mineralization along high-angle structures. There is potential to expand the high-grade portions of the deposit by drilling angle holes, especially in the area of higher-grade mineralized pods such as the southwest extension zone. Drilling is also wide-spaced to the northeast of the Gold Pick East open pit, and good potential remains to expand resources in this direction as well.

          The following disclosure was provided by Mine Development Associates, or MDA, of Reno, Nevada. In April 2006, a technical report was filed on the Gold Pick and Gold Ridge deposits, which verified an in-place indicated resource of 7,874,000 tons grading 0.041 oz/ton Au. During 1994, Donald Tschabrun, a consulting geologist working for Atlas, estimated resources for the deposits (Tschabrun Estimate) which were audited by Mine Reserve Associates. The technical report submitted by MDA completed work required to bring the Tschabrun Estimate in compliance with 43-101 regulations. The deposits are drilled on a nominal 50 ft spacing. The Tschabrun Estimate was completed by first outlining mineralized areas on cross sections spaced at 50 ft intervals and then transferred the mineralized outlines to plan view benches on 10 ft intervals. Grades were interpolated into 25 x 25 x 10 ft blocks by inverse distance weighting methods. MDA concluded that the Tschabrun Estimate is equivalent to Indicated Resources. Atlas drill holes used to calculate the Tschabrun Estimate total more than 1200 reverse circulation holes and seven core holes. The following table summarizes the audited in-place indicated resource (after the Tschabrun Estimate):

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.
This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table of In-Place Indicated Resource

Mineralization Type	Cutoff Grade Oz Au/t	Gold Pick Deposit		Gold Ridge North Deposit			Totals
		Tons 000’s	Grade Oz Au/t	Tons 000’s	Grade Oz Au/t	Tons 000’s	Grade Oz Au/t
Oxide Carbonaceous	0.01 0.01	4,738 1,954	0.039 0.049	1,108 74	0.034 0.037	5,846 2,028	0.038 0.049
Totals	0.01	6,692	0.042	1,182	0.034	7,874	0.041

          Details of the audit and additional technical information on the Gold Pick Property are contained in a 43-101 Technical Report completed by MDA which can be viewed at www.sedar.com. The Qualified Persons commissioned by MDA were Neil Prenn, Registered Professional Mining Engineer, and Peter Ronning, Professional Engineer, who conducted the site visit.

     Previous Exploration History of Gold Pick Property

          After the discovery of the Gold Bar gold deposit in 1984, Atlas began systematic exploration of the Roberts Mountains. Gold-mineralized jasperoid was discovered in the Gold Ridge and Gold Pick areas in 1986. Atlas drilled discovery holes in the Gold Ridge deposit in 1986 and the Gold Pick deposit in 1987. Open-pit mining of the Gold Ridge deposit commenced in 1991. Approximately 96,000 ounces of gold were produced from the Gold Ridge deposit until mining ceased in 1992. The Gold Pick deposit was mined between 1992 and 1994, with production totaling approximately 48,000 ounces of gold. Vengold Inc. (now American Bonanza) leased the Atlas claim block in 1999. American Bonanza dropped the claims in the Gold Pick and Gold Ridge areas in September 2001.

     Current and Future Exploration Plans of Gold Pick Property

          White Knight drilled a total of 18 reverse-circulation holes (11,700 ft) at the Gold Pick Property in August and September of 2005. The results of the exploration campaign demonstrated grade continuity in extensions of both the southwest feeder structure (30 ft @ 0.062 oz/ton Au, 25 ft @ 0.083 oz/ton Au) and the northwest feeder structure (25 ft @ 0.143 oz/ton Au with 10 ft @ 0.226 oz/ton Au), indicating the potential to significantly increase the dimensions of the gold deposit. In addition, the successful extension of the feeder zones away from the pit area into un-drilled terrain opens up the potential for discovery of a new gold deposit. Geologic mapping in the Roberts Mountains District in 2005 led to a recognition of local karsting within the lower-plate host rocks in the area. The karsting presents strong exploration targets as a number of Carlin type deposits in the Carlin trend are related to solution collapse (karst) features. Further work will be required to establish the geologic timing of this karsting and its relevance to gold deposition. The drill program at the Gold Pick Property was encouraging and a follow-up program is planned for late 2006.

     McClusky Pass Property

          White Knight’s 100% owned McClusky Pass Property consists of 243 unpatented mining claims totaling 5,175 acres located in Eureka County, Nevada. The McClusky Pass Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of McClusky Pass Property

          White Knight acquired the McClusky Pass Property by staking in September, 2003. Annual holding costs for the property are estimated to be US$32,440 for 2007 in federal and county fees.

     Location of and Access to McClusky Pass Property

          The McClusky Pass Property is located in Eureka County near the intersection of the Roberts and Simpson Park Mountains, approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all-weather roads.

     Regional and Property Geology of McClusky Pass Property

          The McClusky Pass Property is located immediately south of the convergence of the north-northeast trending Simpson Park Mountains and the northwest-trending Roberts Mountains. The two mountain ranges intersect along a major northwest-trending fault. This fault zone is postulated to be a major regional control of gold mineralization within the Cortez Trend.

          The McClusky Pass Property is centered on the intersection of this northwest fault zone with a major northeast-trending cross-structure. The northeast-trending structural zone is characterized by a broad northeast-trending magnetic low, interpreted to reflect a zone of magnetic destruction. The zone is also manifest as a northeast-trending gravel-covered embayment into the range. The project area is nearly completely covered by Quaternary and Tertiary gravels which fill the northwest arm of Kobeh Valley. Intermediate-composition Tertiary volcanics crop out in the north central and northeast parts of the property. Thickness of the gravel deposits is unknown but regional gravity data suggests that the basin becomes shallower to the north towards McClusky Pass. Tertiary volcanic rocks in the northeast portion of the property are bleached and argillized, suggesting the possible presence of a hydrothermal system.

     Previous Exploration History of McClusky Pass Property

          Sections of the McClusky Pass Property were explored by different exploration companies between 1984 and 1995. Atlas staked claims covering the eastern portion of the current property in 1984 as part of its larger Gold Bar claim block. Atlas focused its exploration efforts on areas with outcrop and thus conducted little work in the area of the property, although a few shallow (200 feet or less) holes may have been drilled. In 1988, ECM staked claims over the western portion of the McClusky area immediately to the west of Atlas’ claims. ECM drilled four or five shallow (500 feet deep) holes in the north central part of the claim block, east of McClusky Pass in 1990. ECM dropped its claims and the area was staked by MBM Consultants in 1994. Battle Mountain Exploration Company leased the claims and drilled an unknown number of holes in the north central portion of the claim block in 1995. All previous claims lapsed and White Knight staked the property in September 2003.

     Current and Future Exploration of McClusky Pass Property

          White Knight commenced a drill program at the McClusky Pass Property in September 2005. One diamond drill hole was completed to a depth of 1,191 ft on the northern portion of the project with only anomalous gold encountered. A reverse circulation hole was attempted, but was lost at 775 ft, about 200 ft short of the target. The holes were drilled approximately 1,000 ft apart to test a geophysically interpreted uplifted block. Anomalous gold and pathfinder elements, as well as intrusive dykes and strong dolomitization, were encountered in the southern most reverse-circulation drill hole. Both holes encountered chert and siltstones with minor limestone interbeds which are interpreted to be part of the Upper-plate. The depth to lower-plate on the project is not known at this time. Additional work will be performed on the McClusky Pass Property in late 2006 to generate new drill targets.

     New Pass Property

          The New Pass Property consists of 107 unpatented mining claims totaling 2,232 acres located near the town of Austin in Churchill County, Nevada. White Knight currently has a 100% interest subject to an option agreement with Bonaventure Enterprises Inc. who can earn an initial 50% interest in the New Pass Property. The New Pass Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of New Pass Property

          In March 1998, White Knight acquired a 100% interest in the New Pass Property from Quest USA Resources Inc. for US$165,000 cash. Quest maintained a 2.75% net smelter royalty which White Knight purchased in March 2000, in exchange for 100,000 White Knight common shares.

          In September 2004, White Knight entered into an option agreement with Consolidated Odyssey Exploration Inc., whereupon Odyssey may earn an initial 50% interest in the New Pass Property. To earn a 50% interest, Odyssey must make cash payments to White Knight of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Upon earning a 50% interest in the property, Odyssey may earn an additional 10% interest in the property by financing the completion of a feasibility study. Subsequently, Odyssey assigned all rights under the option agreement to Bonaventure. During the earn-in period, Bonaventure is responsible for all property holding costs.

     Location of and Access to New Pass Property

          The New Pass Property is located along the Austin-Lovelock mineral belt in the New Pass Mining District, 27 miles west of Austin, Nevada. Access is from Austin on US Highway 50 for 34 miles, north on the Edwards Valley Road for 5 miles, and east-southeast for 2 1 / 2 miles on an unimproved road to the center of the property.

     Regional and Property Geology of New Pass Property

          Gold mineralization on the New Pass Property is hosted in silty and carbonaceous limestones of the Triassic Lower Augusta Mountain Formation. This unit consists of thin to medium bedded, carbonaceous limestone with interbeds of platy, calcareous siltstone, fine-grained sandstone, and bioclastic turbidites. Impermeable, massive, cliff-forming limestones of the upper Augusta Mountain sequence cap these rocks.

     Previous Exploration History of New Pass Property

          Gold was discovered on the New Pass Property in 1980 by Dekalb Mining Ltd. which was conducting follow-up work to a stream sediment survey. Dekalb transferred ownership of the claims to Northern Illinois Coal, Oil and Resources Mineral Ventures in 1982. Northern Illinois Coal explored the New Pass Property from 1982 through 1992, and drilled a total of 165 holes. Consolidated Ramrod Gold (USA), Inc. acquired the New Pass Property in 1993. In 1995, Santa Fe Pacific Gold Corporation completed 11 holes on the property under an exploration agreement with Ramrod. Ramrod was later reorganized and renamed Quest which sold the property to White Knight in 1998. During 1998, White Knight completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, constructed 100-foot cross sections via an Interdex mining software program, and estimated geologic resources on the main jasperoid.

     Current and Future Exploration of New Pass Property

          During 2005, Bonaventure completed 28 drill holes totaling 9,140 ft of drilling. The results from this campaign, which include 75 ft @ 0.057 oz/ton Au with 10 ft @ 0.307 oz/ton Au and 30 ft @ 0.095 oz/ton Au, confirm the exploration potential for the project. Bonaventure has commenced its 2006 drill effort which will involve further step out as well as infill drilling of the 2005 program. Bonaventure has commenced its Phase 2 angle drilling in the northern portion of the project drill grid using a reverse circulation rig. The program includes 9,000-10,000 feet of new drilling in 20-25 holes to expand the current resource. Hole depths will be 250 feet to 650 feet deep. Drilling of the untested portion of the current drill grid as well as up-dip and down-dip offsets from previous drilling will be completed. The Phase 2 drilling program will occur over a strike length of approximately 3,200 feet. The angle hole program will also test volcanic rocks above previous drilling that have not been assayed and explore possible high grade feeder faults below the deposit. The drilling program is expected to last until the end of the year. Bonaventure has an option to earn an initial 50% interest in the property by incurring exploration expenditures, issuing shares and making option payments over a 4-year period.

     Squaw Creek Property

          The Squaw Creek Property is located on the northern portion of the Carlin Trend, 42 miles north of the town of Battle Mountain in Elko County, Nevada. The property consists of 151 unpatented mining claims totaling 3,040 acres. White Knight currently has a 100% interest, subject to an agreement with Bonaventure who can earn an initial 50% interest. The Squaw Creek Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Squaw Creek Property

          White Knight acquired the Squaw Creek Property by staking during 1996. In September 2004, White Knight entered into an option agreement with Odyssey whereupon Odyssey may earn an initial 50% interest by making cash payments to White Knight of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Odyssey may earn an additional 10% interest in the Squaw Creek Property by financing the completion of a feasibility study. Subsequently, Odyssey assigned all its rights under the option agreement to Bonaventure. During the earn-in period, Bonaventure is responsible for all property holding costs.

     Location of and Access to Squaw Creek Property

          The Squaw Creek Property lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend. Access to the property is achieved from the towns of Battle Mountain, Elko, or Winnemucca, Nevada via highway and maintained all-weather roads. Unimproved dirt roads provide access along the pediment on the northern part of the Squaw Creek Property.

     Regional and Property Geology of Squaw Creek Property

          The Squaw Creek Property is located directly on the Carlin Trend, and strongly anomalous gold mineralization associated with pyrite has been intersected in drill holes in an area more than 3 miles long and 1 mile wide. Additional weakly anomalous gold has been discovered within virtually all drill holes over a much larger area. The anomalous gold occurs within silicified and brecciated zones often more than 100 feet thick in the sedimentary rocks of the Upper Plate or in the overlying Miocene age volcanics. Zones of gold mineralization are also hosted within silty dolomitic sediments of unknown age and of unknown stratigraphic position. These silty dolomitic sediments may be part of the Rodeo Creek Formation and possibly indicate the presence of nearby auriferous Lower Plate sediments.

     Exploration History of Squaw Creek Property

          During the 1970’s, the US Steel Company explored the Ivanhoe District and by 1984 had defined a gold reserve on the adjacent Ivanhoe Property. A series of companies explored the Ivanhoe project which was expanded to cover the current Squaw Creek Property. Touchstone Resources explored the Squaw Creek Property by surface mapping, and drilled at least 4 holes. Newmont Mining Corporation and Cornucopia Resources Ltd. explored the Squaw Creek Property from 1992 until 1995, drilling a total of 12 holes in the Sheep Corral Mine area before dropping the outer claims, including the Squaw Creek Property. White Knight drilled three holes in 1998, 14 holes in 1999, and 10 holes in 2000 funded by Chapleau which terminated its option in August 2000 after incurring exploration expenditures totaling US$1,024,135.

     Current and Future Exploration of Squaw Creek Property

          Bonaventure commenced a three hole drilling program in October 2006. The holes are pre-collared using a reverse circulation rig to penetrate post-mineral rocks and completed using a core rig. Holes SC-0601 and 0602 are a fence of holes designed to drill across a large interpreted fault zone indicated in a CSAMT geophysical survey completed in 2005.

White Knight’s Other Properties

     South Cabin Creek Property

          White Knight’s 100% owned South Cabin Creek Property is located in Eureka County, Nevada, and consists of 84 unpatented mining claims totaling approximately 1,735 acres. The South Cabin Creek Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of South Cabin Creek Property

          White Knight acquired the claims that make up the South Cabin Creek Property by way of staking in October 2001. Annual holding costs for the property are estimated to be US$11,214 for 2007 in federal and county fees.

     Location of and Access to South Cabin Creek Property

          The South Cabin Creek Property is located approximately three-quarters of a mile east of the past-producing Gold Pick Mine, approximately 30 miles northwest of the town of Eureka, Nevada. Access is via county maintained roads and then along all-weather dirt roads.

     Regional and Property Geology of South Cabin Creek Property

          The South Cabin Creek Property lies along the Cortez Trend. The claims are underlain by an east-dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation and Denay Formation. The claims lie near the Devonian dolomite line, a major facies boundary controlled by regional Paleozoic-age structure along the continental margin.

          The South Cabin Creek Property covers a small portion of the Cabin Creek deposit, the South Cabin Creek mineralized zone, and potential extensions of the Cabin Creek mineralizing structure. The Cabin Creek deposit is an oxide gold deposit hosted in the Bartine member of the McColley Canyon Formation. Drill intercepts in the southernmost portion of the deposit on White Knight’s claims include:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Gold (ounces per ton)
92-41	75	145	70	0.058
SS-26	80	165	85	0.060
SS-19	70	160	90	0.057
SS-27	30	155	125	0.037
92-53	100	200	100	0.035

          Mineralization in the Cabin Creek deposit consists of two ore pods aligned in a northwest-southeast direction. The trend of gold mineralization and the favourable host rock unit project onto White Knight’s claims to the southeast of the Cabin Creek deposit. The northeast-trending high-grade feeder structure of the deposit also projects on to the northeast part of White Knight’s claims.

          Widely spaced drilling in the area south of the Cabin Creek deposit by Atlas discovered the South Cabin Creek gold zone. Anomalous drill intercepts at the South Cabin Creek mineralized zone include:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Gold (ounces per ton)
SS-51	200	220	20	0.019
101-1	5	30	25	0.014
SS-10	290	300	10	0.038
PDSS-27	315	355	30	0.012

          Exploration targets on the South Cabin Creek Property include shallow small to moderate pods of mineralization in the South Cabin Creek zone, high-grade mineralization along the projection of the high-grade feeder structure, and potentially large Carlin-type deposits concealed beneath gravel and volcanic cover along the major north-northwest-trending fault zone (main controlling structure) to the east of the Cabin Creek deposit.

     Previous Exploration History of South Cabin Creek Property

          The area containing the South Cabin Creek Property was explored by a number of companies from 1982 to 1992. Exxon Coal and Minerals Company geologists first discovered gold-bearing jasperoid rocks in the Cabin Creek area in 1982, and drilled the first mineralized holes on the property. After Exxon relinquished the claims, Nerco staked claims which include the current property in 1982. American Copper and Nickel Company leased the property and drilled the discovery hole at Cabin Creek oxide gold deposit adjacent to White Knight’s current property, which was later further defined by Phelps Dodge Corporation and Atlas. Atlas also drilled holes to the south and discovered the South Cabin Creek mineralization. From 1997 to 1998, Barrick Gold Corporation leased the claims but conducted no work. American Bonanza Gold Mining Corporation (now American Bonanza Gold) leased the claims in 1999, but conducted no work before relinquishing the claims in September 2001.

     Current and Planned Exploration of South Cabin Creek Property

          Due to the location and extension of a portion of the Cabin Creek oxide deposit onto White Knight’s property, exploration targets include potential high-grade mineralization along the projection of the high-grade feeder structure, shallow small to moderate pods of mineralization in the South Cabin Creek zone, and possible Carlin-type deposits concealed beneath gravel and volcanic cover along the major north-northwest trending fault zone (main controlling structure) to the east of the Cabin Creek deposit.

          White Knight is currently seeking a joint-venture partner to fund and conduct exploration on the South Cabin Creek Property.

     Gold Bar Horst Property

          White Knight’s 100% owned Gold Bar Horst Property is located in Eureka County, Nevada, and consists of 183 unpatented mining claims totaling 3,652 acres. The Gold Bar Horst Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Gold Bar Horst Property

          White Knight acquired the 183 unpatented mining claims by way of staking since September 2001. Annual holding costs for the property are estimated to be US$24,430 for 2007 in federal and county fees.

     Location of and Access to Gold Bar Horst Property

          The Gold Bar Horst Property is located in Eureka County on the southwest flank of the Roberts Mountains, approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

     Regional and Property Geology of Gold Bar Horst Property

          The claims were staked to cover the projection of a northwest-trending horst of Lower Plate Devonian Carbonates. The claims are in two noncontiguous blocks, covering the northern and southern projections of the horst beyond the immediate past producing Gold Bar Mine. The depth to bedrock under Quarternary gravels, as indicated by CSAMT surveys, gravity surveys and drilling varies from less than 500 feet to greater than 1,000 feet. Mineralization is controlled by a north-northwest-trending fault and structural intersections with northeast-trending cross faults.

     Previous Exploration History of Gold Bar Horst Property

          Atlas discovered gold-anomalous jasperoid along the southwest flank of the Roberts Mountains in 1983 and drilled 16 shallow exploration holes, one of which intersected thin gold mineralization. In 1984 Atlas discovered the

Gold Bar deposit, which lies between the 2 current portions of White Knight’s property. Atlas mined the Gold Bar deposit beginning in 1987 before exhausting the economic reserves in 1994. Atlas negotiated a series of joint-venture agreements with other mining companies between 1994 and 1999 for further exploration of the project which includes the claims encompassed by White Knight’s current property boundaries. Homestake Mining Company entered into a joint venture in 1994 for exploration of the pediment area south and southeast of the Gold Bar mine. Homestake conducted CSAMT surveys and drilled 17 exploration holes on the area south of Gold Bar in 1995 and 1996. The joint venture was terminated in 1996. Barrick joint-ventured all of Atlas’ holdings in the Roberts Mountains, exclusive of the mine areas, in 1997. Barrick drilled a series of widely-spaced holes in the Millsite area and drilled seven deep holes to the north before terminating the joint venture in 1999. Vengold (now American Bonanza) leased all of Atlas’ holdings in the Roberts Mountains later in 1999. When American Bonanza reduced the size of its claim holdings in 2001 to concentrate on the claims around the past producing Gold Bar mine, White Knight staked the two noncontiguous claim groups bordering the remaining claims at Gold Bar on the north and south which currently comprise the Gold Bar Horst Property.

     Current and Planned Exploration of Gold Bar Horst Property

          Future exploration is expected to target possible Carlin-style gold mineralization beneath the gravel cover. North-northwest to northwest-trending horst-bounding faults and crosscutting northeast-trending faults are possible feeder structures. The master feeder fault has not been tested. The majority of previous drilling on the Gold Bar Horst Property is less than 350 feet deep and did not encounter bedrock. One deeper drill hole located on the property encountered a mineralized jasperoid which returned minor gold values from a depth of 1,160 feet to 1,255 feet. This mineralization may be peripheral to other gold mineralization.

          White Knight also initiated a nine hole reverse circulation drill program on the southern portion of the property in June 2006. The objective of the program was to determine the areal extent of lower-plate lithologies, explorable within reasonable target depths. In addition, structural edges of the horsted domain were targeted in attempts to extend the Gold Bar “proper” mineralized system.

          The Phase I drilling program was completed during the period ending September 30, 2006. The drill program tested a “blind” gravel-covered pediment target and was designed to establish depth to lower-plate bedrock previously interpreted by a gravity geophysical survey performed by White Knight in 2005. Of the proposed 9 drill holes, 6 were drilled but only 4 were completed to the target depth. Technical difficulties, including equipment failure and caving overburden, prevented the completion of the remaining two holes. Lower-plate limestones were encountered as shallow as 390 feet. Anomalous arsenic and trace gold were encountered in all three of the holes for which assays have been received. White Knight now interprets that favourable host lithologies are explorable at reasonable depths over an area measuring 3,500 ft 3 7,000 ft on the southern Gold Bar Horst Property. Alteration and gold-arsenic anomalies encountered in the 2006 drilling indicate that the gold-mineralizing system continues southward from Gold Bar. White Knight is currently evaluating the 2006 drill data with emphasis on generating targets for further drilling.

     Hunter Property

          The Hunter Property is located in Eureka County, Nevada, and consists of 48 unpatented mining claims totaling 1,116 acres. White Knight has a 100% interest in 46 claims, and has a lease agreement and an option to purchase a 100% interest in the other two claims which make up the property. The Hunter Property is without known economic mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Hunter Property

          White Knight acquired 46 unpatented mining claims of the Hunter Property through staking in September 2001. In February 2002, White Knight signed a lease agreement with Gregory McN. French on two adjacent unpatented mining claims known as the HNT Claims. Under the terms of the lease agreement, White Knight is required to make lease payments and issue common shares to Mr. French under the following schedule:

	Cash Option	Common Share
Payment Due Date	Payments (US$)	Issuances
Initial Payment	2,000(paid)	20,000(issued)
February 1, 2003	2,000(paid)	20,000(issued)
February 1, 2004	3,000(paid)	20,000(issued)
February 1, 2005	3,000(paid)	20,000(issued)
February 1, 2006	4,000(paid)	20,000(issued)
February 1, 2007 and each year thereafter	7,000	None

          Mr. French also retains a net smelter royalty on the HNT claims which varies from between one to two percent, depending upon the price of gold. Mr. French retains a 1.5% net smelter royalty on minerals other than gold. White Knight has the option to acquire the net smelter royalty and purchase the HNT Claims from Mr. French for US$75,000 at any time before the 10th anniversary date of the lease.

          Annual holding costs for the property are estimated to be US$6,408 for 2007 in federal and county fees.

     Location of and Access to Hunter Property

          The Hunter Property is located on the Cortez Trend and lies approximately three miles southeast of the Gold Pick Mine. Access is via Highway 50, then approximately 13 miles along county maintained gravel road and 1 1 / 2 miles along unimproved dirt road.

     Regional and Property Geology of Hunter Property

          The Hunter Property encompasses an easterly dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation, Bay State Dolomite and Devils Gate Limestone. Miocene basalts and minor rhyolite overlay and/or are faulted against the Paleozoic section along both the western and eastern parts of the claims. The western portion of the Hunter Property is covered by pediment gravels, which masks the Paleozoic and Tertiary rocks.

     Previous Exploration History of Hunter Property

          Gold-bearing jasperoids were discovered in the Hunter area in 1983 and Mapco (now Nerco) staked claims over the prospective ground. The claims were leased to American Copper and Nickel Company in 1985. American Copper and Nickel Company conducted geological mapping, rock-chip and soil sampling, geophysical surveys, and drilled 39 shallow holes between 1985 and 1987.

          Nerco conducted additional geologic and geochemical work and drilled seven holes in 1988-1989. Phelps Dodge acquired the Nerco claims in 1989 and conducted more mapping and collected additional rock-chip samples as well as drilling 21 exploration holes in 1990. Atlas acquired the Nerco claims in 1991 and conducted additional drilling in 1993. American Barrick leased all of Atlas’ claims in 1997, including those at Hunter, but performed no work on the property before terminating its lease in 1998. Vengold (now American Bonanza) then leased the Atlas land holdings in 1999 but also performed no work on the property before abandoning the claims in September 2001.

     Current and Planned Exploration of Hunter Property

          During the 2006 field season White Knight completed 800 feet of drilling in three holes. White Knight is currently awaiting drill results.

     Pat Canyon Property

          The wholly owned Pat Canyon Property is located in Eureka County, Nevada and consists of 178 unpatented mining claims totaling 3,582 acres. The Pat Canyon Property is without known mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Pat Canyon Property

          White Knight acquired the Pat Canyon Property by staking in November 2003. Annual holding costs for the property are estimated to be US$23,763 for 2007 in federal and county fees.

     Location of and Access to Pat Canyon Property

     The Pat Canyon Property lies on the Cortez Trend and is adjacent to White Knight’s Fye Canyon Property to the south. Access is by a series of all-weather and dirt roads.

     Regional and Property Geology of Pat Canyon Property

          The Pat Canyon Property lies along the southern projection of the north-northwest-south-southeast-trending Cortez fault zone just south of a major northeast-trending cross-structure which bounds the northern edge of Simpson Park Mountains. The property covers three and one-half miles of strike length of this splayed north northwest fault system. Upper-plate Ordovician Vinini Formation crops out in the eastern part of the block and is overlaid by scabs of felsic Tertiary volcanics and thin Quaternary alluvium in the central area with thicker gravels in the west part. Intermediate Tertiary volcanics cover the southernmost part of the claim block. The claim block lies along the projection of lower plate carbonate rocks in the Cortez window to the northwest and the Tonkin window to the southeast.

     Current and Future Exploration of Pat Canyon Property

          White Knight is seeking a joint venture partner to further explore the Pat Canyon Property.

     Tonkin Summit Property

          The Tonkin Summit Property is located in Eureka County, Nevada, adjacent to White Knight’s McClusky Pass Property to the East. The 100% owned property consists of 186 unpatented mining claims totaling 3,826 acres. The Tonkin Summit Property is without known mineral reserves and is at the exploration stage. White Knight’s current efforts are exploratory in nature.

     Acquisition of Tonkin Summit Property

          White Knight acquired the Tonkin Summit Property by staking in the spring 2004. Annual holding costs are estimated to be US$24,831 for 2007 in federal and county fees.

     Location of and Access to Tonkin Summit Property

          The Tonkin Summit Property is located on the Cortez Trend at the northwest end of the Roberts Mountains approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

     Regional and Property Geology of Tonkin Summit Property

          The claims are underlain by upper plate Ordovician Vinini Formation (chert, siltstone with some limestone beds) with minor Tertiary volcanic and Quaternary gravel cover in the northwest corners. Lower-plate carbonate rocks are projected to underlie Vinini Formation at relatively shallow depths.

     Current and Planned Exploration of Tonkin Summit Property

          The target is a Carlin-type disseminated gold deposit hosted in lower plate carbonate units beneath the Roberts Mountains thrust fault, alternatively similar bodies in limestone units of lower Ordovician Vinini Formation. The depth to lower plate is unknown as the property is unexplored below a 200 to 600 foot depth. Lower plate Devonian limestones crop out within 2,000 feet of the east side of the claim block. Scattered anomalous gold, arsenic, antimony and mercury in rock chips and soils are on trend from two mineralized northeast trending faults on an adjacent property. White Knight is seeking a joint venture partner to further explore the Tonkin Summit Property.

Miscellaneous

          Since 2004, White Knight has acquired, by staking, a 100% interest in four additional Nevada mineral exploration properties comprised of unpatented mining claims located on the Cortez Trend in Eureka County and one additional mineral exploration property located on the Getchell Trend in Humboldt County. The combined acreage of these properties totals approximately 9,300 acres. The cumulative annual holding cost for these properties is estimated to be US$64,480 for 2007 in federal and county fees. These properties are without known mineral reserves and are at the exploration stage. White Knight’s current efforts are exploratory in nature.

Sampling and Analysis

          The sampling method used by White Knight field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

          For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a company geologist. The manner of sampling is recorded in field notes and is entered into the digital database of surface samples.

          Core from drilling programs is photographed and logged on the project site by contract geologists under the supervision of White Knight’s project manager. Core is split by a contract geotechnician in Eureka, Nevada. Split core is bagged, sealed and shipped directly to assay labs in Elko, Nevada for sample preparation, and then to Sparks, Nevada for analysis. All samples are analyzed for gold and silver by fire-assay technique.

          White Knight employs a quality control program consisting of re-assaying of both mineralized (0.010 ounce per ton of gold) and randomly selected coarse reject samples, insertion of coarse standard samples and assaying of both random and mineralized duplicate drilling samples through an umpire laboratory. Drill-cuttings samples are bagged, sealed and shipped directly to an assay laboratory in Elko, Nevada for sample preparation, then to Sparks, Nevada for analysis. All samples are analyzed for gold and silver by fire-assay technique.

Legal Proceedings

          White Knight is not and has not been, since July 1, 2005, a party to any material legal or arbitration proceeding, nor is any material governmental proceeding involving White Knight pending or known to be contemplated.

Exchange Controls

          Other than as provided in the Investment Canada Act, as amended, there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of White Knight’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid.

          Management of White Knight considers that the following summarizes the material features of the Investment Act, in its present form, pertinent to a non-resident of Canada who proposes to acquire common shares of White Knight. However, provisions of the Investment Act are complex and any non-Canadian contemplating an investment to acquire control of White Knight should consult professional advisors as to whether and how the Investment Act might apply.

          The Investment Act regulates the acquisition of control of a Canadian business by a non-Canadian, as defined under the Investment Act. Under the Investment Act, an acquisition of control is considered to be the acquisition of the majority of a company’s common shares. However, if a non-Canadian acquires more than one-third but less than a majority of White Knight’s voting shares, there is a presumed acquisition of control, unless it can be established that White Knight is not in fact controlled by the acquirer. All acquisitions of control of a Canadian business are notifiable, which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment, unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.

          An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

     (a) for non-WTO investors (as defined below), the threshold is $5 million for a direct acquisition and over $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

     (b) except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2006 is $265 million. Indirect acquisitions by or from WTO investors are not reviewable.

     (c) the limits set out in paragraph (a) above apply to all investors for acquisitions of a Canadian business that:

     (i) engages in the production of uranium and owns an interest in a producing uranium property in Canada;

     (ii) provides any financial service;

     (iii) provides any transportation service; or

     (iv) is a cultural business.

          Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity listed in the Regulations to Respecting Investment in Canada, may be reviewed if an Order-in-Council directing a review if made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.

          “WTO investor” as defined in the Investment Act includes: an individual, other than a Canadian, who is a national of a member of the World Trade Organization, or a WTO Member, or who has the right of permanent residence in relation to that WTO Member; a government or government agency of a WTO investor-controlled corporation; corporation or limited partnership; or trust that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

          Certain types of transactions are exempt from application of the Investment Act including, among the transactions, acquisitions of control of White Knight:

     (a) by the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

     (b) in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

     (c) for the purpose of facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest itself of control within two years after control was acquired or within such longer period as is approved by the Minister; and

     (d) by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of White Knight through the ownership of voting interests remains unchanged.

          Except as provided in the Investment Act, there are currently no limitations specific to the right of non-resident Canadians to hold or vote the common shares of White Knight under Canadian law or White Knight’s charter documents.

Taxation

          For a discussion of the material Canadian federal income tax consequences applicable to shareholders holding or disposing of their common shares, and the exchangeable shares and shares of common shares of U.S. Gold, see the sections entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations” on pages 66 and 76, respectively, of this offer.

Glossary

          The following glossary and metric equivalents have been taken from White Knight’s annual report on Form 20-F for the fiscal year ended June 30, 2006, filed with the SEC on October 20, 2006. These definitions should be read in conjunction with this Appendix, and do not apply to other sections of this offer.

Adit	A horizontal or nearly horizontal tunnel made for exploration or mining with one opening.

Alluvial	Material deposited by the action of running water.

Alteration	Any change in the mineral composition of a rock brought about by physical or chemical means.

Argillization	Alteration of the rock which produces clay minerals.

Audiomagnetotelluric	Geophysical technique which measures variations in the earth’s own elec- tromagnetic field.

Au	Gold.

Barite	Barium sulphate.

Basalt	A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive.

Bioclastic Turbidites	Submarine debris flows.

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained matrix.

Carbonate	A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chert	A hard, dense, sedimentary rock, consisting primarily of cryptocrystaline quartz.

CSAMT	Controlled Source Audio Magnetotelluric — geophysical method which measures the decay of an induced electromagnetic field.

Devonian	Geologic era 360 million years to 410 million years.

Dolomite	A carbonate sedimentary rock consisting of carbonate and magnesium. Often associated with and interbedded with limestone.

Embayment	Indentation in the profile of a coastline.

Facies	Environment in which a certain sedimentary rock unit is deposited.

Felsic	Intrusive or volcanic rock with a high silica content.

g/t	Grams per metric tonne.

Greenstone	Metamorphosed intermediate to basic volcanics.

Hematite	An oxide of iron, and one of iron’s most common ore minerals.

Horst	A relatively uplifted rock unit or block that is bounded by faults on its long sides.

Hydrothermal	The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Induced Polarization	Geophysical exploration method which measures decay of an induced charge.

Jasperoid	A dense, usually gray, siliceous rock which contains quartz instead of limestone or dolomite.

Karsting	The development of large open spaces (caves) by the process of solution collapse. This usually takes place in limestones or other calcium carbonate rich rocks.

Lower-plate	Generally refers to the eastern assemblage of northeastern Nevada.

Magnetotelluric Survey	An electromagnetic survey in which natural electric and magnetic fields are measured.

Miocene	Geologic era 23.7 Million years to 6.2 million years.

Micritic	Fine-grained carbonate rock.

Opt	Ounces per ton.

Paleozoic	Geologic era 570 million years to 245 million years.

Pod	A roughly cylindrically-shaped body of ore that decreases at the ends.

Quarternary	The period of Earth’s history from about 2 million years ago to the present; also, the rocks and deposits of that age.

Rhyolite

A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sediments

Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Siliclastic	Sedimentary rock with a high silica content.

Siltstone	An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predom- inates over clay.

Tertiary	Geologic era 57 million years to recent.

Upper-plate	Generally refers to the western assemblage of northeastern Nevada.

Terms Relating to Mineral Reserves and Resources

          The following terms used in this Appendix are Canadian mining terms defined in accordance with National Instrument 43-101 under the guidelines set out in Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines. The definitions of the terms mineral reserve, proven mineral reserve and probable mineral reserve under CIM standards are different than the definitions adopted by the SEC and applicable to U.S. companies filing reports with the SEC. It is the view of the SEC’s staff that:

  A final or bankable feasibility study is required to meet the requirements to designate reserves.

  A historic three year average price must be used in any reserve or cash flow analysis to designate reserves.

  To qualify as a reserve, the primary environmental analysis should be submitted to governmental authorities.

          In addition, while the terms mineral resource, measured mineral resource, indicated mineral resource, and inferred mineral resource are recognized and required to be reported by Canadian regulations, the SEC does not recognize these terms. Information contained in this Appendix concerning descriptions of mineralization, resources and reserves may not be comparable to similar information publicly reported by U.S. companies. Resources classified as indicated mineral resource and inferred mineral resource have an uncertain existence and uncertain as to their economic and legal feasibility. You should not assume that any part or all of an inferred resource exists, or is economically mineable.

Mineral Reserve

The economically mineable part of a measured or indicated mineral resource demonstrated by a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that eco- nomic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Proven Mineral Reserve

The economically mineable part of a measured mineral resource demon- strated by at least a preliminary feasibility study. This study must include adequate information on mining processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that eco- nomic extraction is justified.

Probable Mineral Reserve

The economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasi- bility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that dem- onstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted form specific geological evidence and knowledge.

Measured Mineral Resource

That part of a mineral resource for which quantity, grade or quality, den- sities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

That part of a mineral resource for which quantity, grade or quality, den- sities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Preliminary Feasibility Study

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has determined, and includes a financial analysis based on reasonable assumptions of tech- nical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Metric Equivalents

The following formulas may be used to convert between metric equivalents:

Metric Measurement	U.S. Equivalent	Multiply Metric Figure by:
Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/tonne)	0.029

APPENDIX B — FINANCIAL STATEMENTS OF WHITE KNIGHT

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2006

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
White Knight Resources Ltd.

          We have audited the consolidated balance sheets of White Knight Resources Ltd. as at June 30, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended June 30, 2006, 2005 and 2004 and the cumulative amounts from inception on December 18, 1986 to June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 and the cumulative amounts from inception on December 18, 1986 to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ DAVIDSON & COMPANY LLP

Chartered Accountants

Vancouver, Canada
August 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-U.S. REPORTING DIFFERENCE

          In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ DAVIDSON & COMPANY LLP

Chartered Accountants

Vancouver, Canada
August 22, 2006

A Member of SC INTERNATIONAL
1200 — 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

	As at June 30
	2006	2005
	(Expressed in Canadian Dollars)
ASSETS
Current
Cash	$11,397,885	$282,459
Temporary investments (Note 3)	2,107,699	10,895,443
Receivables (net of allowance — $NIL; 2005 — $NIL)	117,490	176,164
Prepaid expenses	49,370	41,974
Total current assets	13,672,444	11,396,040
Mineral property interests (Note 4)	2,799,619	2,456,147
Deferred exploration costs (Note 5)	3,864,359	1,508,878
Equipment (Note 6)	930,853	139,118
Restricted reclamation bonds (Note 12)	234,783	196,692
Total assets	$21,502,058	$15,696,875

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$315,515	$161,831
Due to related parties (Note 7)	118,002	17,754
Total current liabilities	433,517	179,585
Asset retirement obligation (Note 8) .	165,985
Total Liabilities	599,502	179,585
Shareholders’ equity
Capital stock (Note 9)
Authorized: unlimited common shares without par value
Issued and outstanding 59,384,972 (2005 — 54,089,386)	33,630,385	26,844,701
Contributed surplus	3,153,572	1,246,525
Deficit accumulated during the exploration stage	(15,881,401)	(12,573,936)
Total shareholders’ equity	20,902,556	15,517,290
Total liabilities and shareholders’ equity	$21,502,058	$15,696,875
Nature and continuance of operations (Note 1)
Commitments (Note 14)

On behalf of the Board:

/s/ John M. Leask	Director	/s/ Megan Cameron-Jones	Director
John M. Leask		Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30
	Cumulative
	Amounts from
	Inception on
	December 18, 1986
	to June 30, 2006	2006	2005	2004
	(Expressed in Canadian Dollars)
ADMINISTRATION COSTS
Amortization	$220,145	$34,051	$30,546	$13,893
Audit	255,423	116,362	48,696	10,950
Bank charges and interest	26,349	7,464	5,762	1,520
Consulting	1,283,627	123,809	116,588	82,540
Consulting — stock-based compensation
(Note 9)	3,263,846	2,275,298	148,543	840,005
Investor relations and shareholder
information	665,974	175,427	123,189	52,889
Legal	641,631	120,155	26,958	23,196
Management fees — related party (Note 7).	1,437,910	264,000	264,000	210,000
Office and miscellaneous	753,670	96,089	85,068	56,201
Rent	338,199	56,497	54,873	28,300
Telephone	204,215	21,183	16,444	8,898
Transfer agent and listing fees	305,597	43,589	31,029	55,506
Travel and entertainment	505,337	108,044	69,132	52,569
Wages and benefits	831,071	130,998	79,918	31,863
Loss before other items	(10,732,994)	(3,572,966)	(1,100,746)	(1,468,330)
OTHER ITEMS
Write-off of deferred exploration costs
(Note 5)	(3,560,589)	(143,783)	(194,598)	(241,549)
Interest income	1,295,734	442,036	261,600	97,920
Option payments received (net)	633,519
Write-off of mineral property interests	(3,814,257)
Gain (loss) on foreign exchange	125,574	(11,574)	(60,377)	(9,299)
Gain (loss) on disposal of temporary
investments	166,591	(23,927)
Unrealized recovery (loss) on temporary
investments (Note 3)	(8,846)	2,749	31,404	(42,999)
Gain (loss) on disposal of equipment	13,867		(757)
	(5,148,407)	265,501	37,272	(195,927)
Loss for the period	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)
Basic and diluted loss per common share		$(0.06)	$(0.02)	$(0.04)
Weighted average number of common shares
outstanding		58,855,176	53,091,304	39,038,472
The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

								Deficit
								Accumulated
								During the
	Number of					Contributed		Exploration
	Shares	Price		Amount		Surplus		Stage		Total
	(Expressed in Canadian Dollars)
Balance, June 30, 1986 .			$		$		$		$
Shares issued for:
Incorporation	1
Initial offering	201,200	0.13		26,300						26,300
Loss for the period								(17,325)		(17,325)
Balance, June 30, 1987 .	201,201			26,300				(17,325)		8,975
Shares issued for:
Initial offering	1,176,400	0.12		138,100						138,100
Loss for the year								(49,793)		(49,793)
Balance, June 30, 1988	1,377,601			164,400				(67,118)		97,282
Loss for the year								(44,166)		(44,166)
Balance, June 30, 1989	1,377,601			164,400				(111,284)		53,116
Shares issued for:
Mineral property interests	150,000	0.46		68,499						68,499
Exercise of stock options	332,680	0.40		133,072						133,072
Private placement	350,000	0.40		140,000						140,000
Private placement	250,000	0.50		125,000						125,000
Flow-through private
placement	279,905	0.54		150,100						150,100
Exercise of agent’s
warrants	105,000	0.40		42,000						42,000
Private placement expenses				(30,000)						(30,000)
Loss for the year								(282,410)		(282,410)
Balance, June 30, 1990	2,845,186			793,071				(393,694)		399,377
Shares issued for:
Exercise of stock options	50,000	0.90		45,000						45,000
Exercise of stock options	262,250	0.28		73,430						73,430
Private placement	600,000	0.15		90,000						90,000
Private placement	263,158	0.95		250,000						250,000
Flow-through private
placement	286,666	0.15		43,000						43,000
Loss for the year								(119,275)		(119,275)
Balance, June 30, 1991	4,307,260			$1,294,501	$			$(512,969)		$781,532

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY — (Continued)

							Deficit
							Accumulated
							During the
	Number of					Contributed	Exploration
	Shares		Price	Amount		Surplus	Stage	Total
	(Expressed in Canadian Dollars)
Balance, June 30, 1991	4,307,260	$		$1,294,501	$		$(512,969)	$781,532
Shares issued for:
Mineral property interests	100,000		0.29	29,000				29,000
Exercise of stock options	245,000		0.15	36,750				36,750
Debt settlement	114,308		0.53	60,869				60,869
Private placement	55,555		0.18	10,000				10,000
Finder’s fee	9,000		0.33	2,970				2,970
Private placement	300,000		0.33	99,000				99,000
Private placement	122,222		0.45	55,000				55,000
Exercise of warrants	460,000		0.20	92,000				92,000
Exercise of warrants	75,000		0.33	24,750				24,750
Loss for the year							(164,398)	(164,398)
Balance, June 30, 1992 .	5,788,345			1,704,840			(677,367)	1,027,473
Shares issued for:
Mineral property interests	250,000		0.20	50,000				50,000
Exercise of stock options	189,999		0.15	28,500				28,500
Exercise of stock options	395,000		0.20	79,000				79,000
Private placement	500,000		0.40	200,000				200,000
Private placement	20,000		0.45	9,000				9,000
Private placement	28,000		0.50	14,000				14,000
Loss for the year							(115,290)	(115,290)
Balance, June 30, 1993	7,171,344			2,085,340			(792,657)	1,292,683
Shares issued for:
Mineral property interests	190,000		0.24	46,000				46,000
Exercise of stock options	15,000		0.15	2,250				2,250
Exercise of stock options	132,000		0.21	27,720				27,720
Private placement	600,000		0.15	90,000				90,000
Private placement	300,000		0.23	67,500				67,500
Loss for the year							(1,051,873)	(1,051,873)
Balance, June 30, 1994 .	8,408,344			2,318,810			(1,844,530)	474,280

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY — (Continued)

							Deficit
							Accumulated
							During the
	Number of				Contributed		Exploration
	Shares	Price	Amount		Surplus		Stage	Total
	(Expressed in Canadian Dollars)
Shares issued for:
Mineral property interests	70,000	$0.17	$11,900	$		$		$11,900
Loss for the year							(84,711)	(84,711)
Balance, June 30, 1995	8,478,344		2,330,710				(1,929,241)	401,469
Balance, June 30, 1995	8,478,344		2,330,710				(1,929,241)	401,469
Shares issued for:
Mineral property interests	130,000	0.50	65,000					65,000
Exercise of stock options	4,000	0.62	2,480					2,480
Exercise of stock options	580,000	0.22	127,600					127,600
Exercise of stock options	265,000	0.30	79,500					79,500
Private placement	650,000	0.30	195,000					195,000
Private placement	1,800,000	0.15	270,000					270,000
Private placement	500,000	0.46	230,000					230,000
Private placement	2,000,000	0.68	1,360,000					1,360,000
Exercise of warrants	10,000	0.30	3,000					3,000
Exercise of warrants	600,000	0.17	102,000					102,000
Exercise of warrants	300,000	0.26	78,000					78,000
Loss for the year							(288,538)	(288,538)
Balance, June 30, 1996	15,317,344		4,843,290				(2,217,779)	2,625,511
Shares issued for:
Exercise of stock options	205,000	0.78	159,900					159,900
Exercise of stock options	9,500	0.62	5,890					5,890
Private placement	100,000	1.40	140,000					140,000
Private placement	3,600,000	1.00	3,600,000					3,600,000
Exercise of warrants	470,000	0.30	141,000					141,000
Exercise of warrants	225,000	0.15	33,750					33,750
Exercise of warrants	500,000	0.46	230,000					230,000
Loss for the year							(477,124)	(477,124)
Balance, June 30, 1997	20,426,844		9,153,830				(2,694,903)	6,458,927
Shares issued for:
Mineral property interests	70,000	1.32	92,700					92,700
Exercise of warrants	1,575,000	0.17	267,750					267,750
Loss for the year							(1,063,932)	(1,063,932)
Balance, June 30, 1998	22,071,844		9,514,280				(3,758,835)	5,755,445

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY — (Continued)

							Deficit
							Accumulated
							During the
	Number of				Contributed		Exploration
	Shares	Price	Amount		Surplus		Stage	Total
	(Expressed in Canadian Dollars)
Shares issued for:
Private placement .	3,708,132	$0.38	$1,409,090	$		$		$1,409,090
Mineral property interests	70,000	0.41	28,500					28,500
Management bonus	500,000	0.30	150,000					150,000
Loss for the year							(2,173,417)	(2,173,417)
Balance, June 30, 1999	26,349,976		11,101,870				(5,932,252)	5,169,618
Balance, June 30, 1999	26,349,976		11,101,870				(5,932,252)	5,169,618
Shares issued for:
Mineral property interests	170,000	0.27	46,300					46,300
Loss for the year							(1,234,438)	(1,234,438)
Balance, June 30, 2000	26,519,976		11,148,170				(7,166,690)	3,981,480
Loss for the year							(642,586)	(642,586)
Balance, June 30, 2001	26,519,976		11,148,170				(7,809,276)	3,338,894
Shares issued for:
Mineral property interests	20,000	0.20	4,000					4,000
Exercise of stock options	300,000	0.10	30,000					30,000
Private placement .	1,764,706	0.17	300,000					300,000
Finder’s fee	176,470
Loss for the year							(1,679,183)	(1,679,183)
Balance, June 30, 2002	28,781,152		11,482,170				(9,488,459)	1,993,711
Shares issued for:
Mineral property interests	40,000	0.20	8,000					8,000
Exercise of stock options	337,500	0.10	33,750					33,750
Loss for the year							(357,746)	(357,746)
Balance, June 30, 2003	29,158,652		11,523,920				(9,846,205)	1,677,715

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY — (Continued)

							Deficit
							Accumulated
							During the
	Number of				Contributed		Exploration
	Shares	Price	Amount		Surplus		Stage	Total
	(Expressed in Canadian Dollars)
Shares issued for:
Mineral property interests	40,000	$0.78	$31,200	$		$		$31,200
Exercise of stock options	1,712,500	0.10	171,250					171,250
Exercise of stock options	422,000	0.23	97,060					97,060
Private placement	2,500,000	0.40	1,000,000					1,000,000
Finder’s fee	125,000
Private placement	7,764,704	0.85	6,599,998					6,599,998
Private placement	2,222,222	0.90	2,000,000					2,000,000
Exercise of warrants	3,708,132	0.44	1,631,578					1,631,578
Exercise of warrants	1,941,176	0.25	485,294					485,294
Exercise of warrants	435,000	0.60	261,000					261,000
Private placement expenses			(896,428)		355,906			(540,522)
Stock-based compensation					840,005			840,005
Loss for the year							(1,664,257)	(1,664,257)
Balance, June 30, 2004	50,029,386		22,904,872		1,195,911		(11,510,462)	12,590,321
Balance, June 30, 2004	50,029,386		22,904,872		1,195,911		(11,510,462)	12,590,321
Shares issued for:
Mineral property interests	40,000	0.71	28,400					28,400
Exercise of stock options
(Note 9)	230,000	0.30	120,125					120,125
Exercise of warrants
(Note 9)	1,965,000	0.60	1,179,000					1,179,000
Exercise of broker’s warrants
(Note 9)	325,000	0.60	242,304					242,304
Private placement	1,500,000	1.58	2,370,000					2,370,000
Stock-based compensation					148,543			148,543
Less: Fair market value of
stock options and broker’s
warrants exercised					(97,929)			(97,929)
Loss for the year							(1,063,474)	(1,063,474)
Balance, June 30, 2005 .	54,089,386		26,844,701		1,246,525		(12,573,936)	15,517,290

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY — (Continued)

							Deficit
							Accumulated
							During the
	Number of				Contributed		Exploration
	Shares	Price	Amount		Surplus		Stage	Total
	(Expressed in Canadian Dollars)
Shares issued for:
Mineral property interests	40,000	$1.80	$72,000	$		$		$72,000
Exercise of stock options
(Note 9)	315,000	0.54	298,384					298,384
Exercise of warrants
(Note 9)	4,397,057	1.25	5,496,321					5,496,321
Exercise of broker’s warrants
(Note 9)	543,529	1.25	918,979					918,979
Stock-based compensation					2,275,298			2,275,298
Less: Fair market value of
stock options and broker’s
warrants exercised					(368,251)			(368,251)
Loss for the year							(3,307,465)	(3,307,465)

Balance, June 30, 2006	59,384,972		$33,630,385		$3,153,572		$(15,881,401)	$20,902,556

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30
	Cumulative
	Amounts from
	Inception on
	December 18,
	1986 to
	June 30,
	2006	2006	2005	2004
	(Expressed in Canadian Dollars)
CASH FLOWS FROM OPERATING
ACTIVITIES
Loss for the period	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)
Items not affecting cash:
Amortization	220,145	34,051	30,546	13,893
Write-off of mineral property interests	3,814,257
Write-off of deferred exploration costs	3,560,589	143,783	194,598	241,549
Loss (gain) on disposal of equipment	(13,867)		757
Stock-based compensation	3,263,846	2,275,298	148,543	840,005
Unrealized loss (recovery) on temporary
investments	8,846	(2,749)	(31,404)	42,999
Loss (gain) on disposal of investments	(166,591)	23,927
Shares issued for management bonus	150,000
Changes in non-cash working capital items:
Decrease (increase) in receivables	(117,490)	58,674	(103,457)	(70,608)
Increase in prepaid expenses	(49,370)	(7,396)	(26,214)	(4,374)
Increase (decrease) in accounts payable and
accrued liabilities	298,409	75,709	(51,640)	12,714
Increase (decrease) in due to related parties	118,002	100,248	(52,616)	(153,168)
Net cash used in operating activities	(4,794,625)	(605,920)	(957,361)	(741,247)
CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of capital stock	32,724,773	6,345,433	3,813,500	11,705,658
Net cash provided by financing activities	32,724,773	6,345,433	3,813,500	11,705,658
CASH FLOWS FROM INVESTING
ACTIVITIES
Acquisition of mineral property interests	(6,046,712)	(288,777)	(673,373)	(611,213)
Deferred exploration costs	(7,339,341)	(2,413,657)	(816,648)	(442,661)
Restricted reclamation bond refunded (posted)	(228,453)	(31,761)	15,547	(65,252)
Acquisition (disposal) of temporary investments
(net)	(1,909,954)	8,806,566	(3,413,215)	(7,493,823)
Proceeds from disposal of equipment	58,141		1,968
Acquisition of equipment	(1,065,944)	(696,458)	(86,486)	(89,321)
Net cash provided by (used in) investing
activities	(16,532,263)	5,375,913	(4,972,207)	(8,702,270)
Increase (decrease) in cash during the period	11,397,885	11,115,426	(2,113,068)	2,262,141
Cash, beginning of period		282,459	2,395,527	133,386
Cash, end of period	$11,397,885	$11,397,885	$282,459	$2,395,527

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

1. NATURE AND CONTINUANCE OF OPERATIONS

          White Knight Resources Ltd. (the “Company”) is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

          At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

          These consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

          There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

          All amounts are in Canadian dollars unless otherwise stated.

	2006	2005

Working capital .	$13,238,927	$11,216,455

Deficit .	(15,881,401)	(12,573,936)

2. SIGNIFICANT ACCOUNTING POLICIES

          These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies adopted by the Company are as follows:

     Use of estimates

          The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

     Principles of consolidation

          These consolidated financial statements include the accounts of the Company and the following subsidiaries, all of which are 100% owned:

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

White Knight Gold (U.S.) Inc.
CUN Minerals Inc.
Quito Gold Corp.

          All material inter-company transactions have been eliminated upon consolidation.

     Cash

          Cash consists of cash on hand and highly liquid investments with original maturities of three months or less. At June 30, 2006 and 2005, cash consisted of cash and guaranteed investment certificates held in financial institutions.

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

     Temporary investments

          Temporary investments are recorded at the lower of cost or market on an aggregate basis. For temporary investments in which unrealized losses had been recognized in a previous year, any subsequent recoveries in market value are recorded up to original cost. This occurred during fiscal 2006 and 2005.

     Mineral property interests and deferred exploration costs

          The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

          On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at June 30, 2006 and 2005, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

          The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

     Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

          In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”). AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance,

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies.

          In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

          EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interests is required.

          As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

          Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

          This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties. For the Company, a reasonable estimate of this amortization period would be 5 years.

          In September, 2004, the CICA amended the guidance in HB 3062 to remove the example of mineral rights as this reference may have implied that mineral rights are necessarily an intangible asset. This amendment confirmed the Company’s current method of accounting for mineral property interests. Unless alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

     Asset retirement obligations

          Effective July 1, 2004, the Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset.

     Impairment of long-lived assets and long-lived assets to be disposed of

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

     Risk management

          The Company’s largest non-monetary assets are its mineral property interests in the United States of America. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

          The Company does not maintain significant cash or other monetary assets or liabilities in the United States.

          The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

     Equipment and amortization

          Equipment is recorded at cost and amortization is calculated at the following rates per annum using the declining-balance method:

Vehicles and technical equipment	30%

Office equipment	20%

     Foreign currency translation

          The Company’s subsidiaries are integrated foreign operations and its operating results are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

     Stock-based compensation

          The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

     Future income taxes

          Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

     Loss per share

          The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding at June 30, 2006 of 58,855,176 (2005 — 53,091,304; 2004 — 39,038,472) does not include the 1,500,000 (2005 — 9,808,233; 2004 — 11,964,899) warrants outstanding and the 5,120,000 (2005 — 3,385,000; 2004 — 3,665,000) stock options outstanding.

          Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

          Comprehensive income (loss)

          SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at June 30, 2006, the Company has no items that represent comprehensive loss, and therefore has not included a schedule of comprehensive loss in the financial statements.

     Comparative figures

          Certain comparative figures have been reclassified to conform with the current year’s presentation.

3. TEMPORARY INVESTMENTS

          Temporary investments consist of highly liquid bonds with a carrying value at June 30, 2006 of $2,107,699 and a fair value of $2,155,981. The recovery reported in the consolidated financial statements of $2,749 (2005 —$31,404) related to temporary investments is a partial recovery of the unrealized loss on temporary investments reported in fiscal 2004 of $42,999.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30,				June 30,
	2005	Additions		Recovery	2006
Nevada Properties
Benmark	$61,163	$19,955	$		$81,118
Celt	283,867	1,052			284,919
Cottonwood	93,403	66,811			160,214
Fye Canyon	173,778	47			173,825
Gold Bar Horst	120,828	28,409			149,237
Gold Pick	19,555	5,001			24,556
Goldstone	22,684	9,625			32,309
Hunter	88,788	48,103			136,891
Ian	18,930	12,387			31,317
Knolls	58,154	27,948			86,102
McClusky Pass	96,737	37,723			134,460
New Pass	419,727	1,062		(1,057)	419,732
Pat Canyon	81,163	27,634			108,797
Patty (formerly Indian Ranch) .	108,402				108,402
Slaven Canyon	254,556	110,871			365,427
South Cabin Creek	34,349	13,040			47,389
Squaw Creek	377,471	1,498		(108,708)	270,261
Tonkin Summit	100,788	28,875			129,663
Other	41,804	13,196			55,000
Total Nevada Properties	$2,456,147	$453,237		$(109,765)	$2,799,619

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance at				Balance at
	June 30,				June 30,
	2004	Additions		Recovery	2005
Nevada Properties
Benmark	$24,922	$36,241	$		$61,163
Celt	106,057	194,427		(16,617)	283,867
Cottonwood	58,016	35,387			93,403
Fye Canyon	119,889	57,559		(3,670)	173,778
Gold Bar Horst	82,543	38,285			120,828
Gold Pick	10,811	8,744			19,555
Goldstone	19,846	2,838			22,684
Hunter	62,830	25,958			88,788
Ian		18,930			18,930
Knolls		58,154			58,154
McClusky Pass	56,194	40,543			96,737
New Pass	402,981	17,888		(1,142)	419,727
Pat Canyon	34,965	46,198			81,163
Patty (formerly Indian Ranch) .	108,402				108,402
Slaven Canyon	163,314	91,242			254,556
South Cabin Creek	17,426	16,923			34,349
Squaw Creek	426,563	25,511		(74,603)	377,471
Tonkin Summit	59,615	41,173			100,788
Other		41,804			41,804
Total Nevada Properties	$1,754,374	$797,805		$(96,032)	$2,456,147

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Balance at				Balance at
		June 30,				June 30,
		2003	Additions		Recovery	2004
Nevada Properties
Benmark	$		$24,922	$		$24,922
Celt			106,057			106,057
Cottonwood		30,692	27,324			58,016
Fye Canyon			119,889			119,889
Gold Bar Horst		61,700	20,843			82,543
Gold Pick		8,202	2,609			10,811
Goldstone			19,846			19,846
Hunter		36,203	26,627			62,830
McClusky Pass		400	55,794			56,194
New Pass		387,381	15,600			402,981
Pat Canyon			34,965			34,965
Patty (formerly Indian Ranch)		108,402				108,402
Slaven Canyon		54,177	109,137			163,314
South Cabin Creek		13,052	4,374			17,426
Squaw Creek		404,550	22,013			426,563
Tonkin Summit			59,615			59,615
Total Nevada Properties		$1,104,759	$649,615	$		$1,754,374

          Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Celt, Eureka County, Nevada

          In fiscal 2004, the Company acquired the property by staking. During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated (“TCAI”) whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 (US$50,000 paid) which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005 (completed). Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. The property is comprised of 608 claims.

     Cottonwood, Eureka County, Nevada

          In fiscal 2002, the Company staked 56 claims and executed a mining lease agreement to acquire six adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$9,000 and has issued 80,000 common shares of the Company at a value of $69,800. The Company is required to make further annual lease payments of US$5,000. The Company has staked an additional 57 claims in the surrounding area.

     Fye Canyon, Eureka County, Nevada

          In fiscal 2004, the Company executed a mining lease agreement to acquire 114 claims (the “Underlying Fye Agreement”). Under the terms of the agreement, the Company has made an initial lease payment of US$5,000 which will increase by US$5,000 per year to a maximum of US$50,000 per year. The underlying royalty retained by the owner is 2% of net smelter returns up to a maximum of US$1,000,000 after which it is reduced to 1% of net smelter returns to a maximum of US$5,000,000. During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with TCAI whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000, cash payments of US$750,000 (US$50,000 paid) which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008, and the assumption of all obligations under the Underlying Fye Agreement. TCAI completed a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. An additional 231 claims have been staked in the area of interest.

     Hunter, Eureka County, Nevada

          In fiscal 2002, the Company staked 46 claims and executed a mining lease agreement to acquire two adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$14,000 and issued 100,000 common shares of the Company at a value of $73,800. The Company is required to make further annual lease payments of US$7,000.

     Patty (formerly Indian Ranch), Eureka County, Nevada

          In fiscal 1994, the Company entered into a lease agreement for a 100% interest in 48 claims by issuing 100,000 common shares of the Company. The agreement is subject to a 6% net smelter return royalty payable to the lessee. The agreement was amended during a prior year whereby the Company secured the ability to buy down the 6% net smelter return royalty to 3% by making a payment of US$500,000 and extending the lease term to 2014. The Company holds an additional 496 claims within the area of interest.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In fiscal 1997, the Company entered into an option agreement with Chapleau Resources Ltd. (“Chapleau”). Pursuant to the terms of the agreement and the subsequent amendment, Chapleau was vested a 40% undivided interest in the property in 2001.

          In fiscal 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company (“Kennecott”) whereby Kennecott could earn a 60% interest in the property by making certain option payments and incurring certain exploration expenditures. After paying the Company certain option payments, Kennecott terminated the agreement in November 2001. Upon termination of the Kennecott agreement, Chapleau’s interest in the property was reduced to a 25% undivided interest, leaving the Company with a 75% undivided interest in the property.

          In fiscal 2003, the Company and Chapleau entered into an option-joint venture agreement with Placer Dome U.S. Inc. (“PDUS”). Under the terms of the agreement, PDUS may earn a 60% interest in the property by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies for their 2002 claim filing costs. During fiscal 2005, PDUS provided notice that it had completed the work expenditure requirement and was exercising its right to vest its 60% ownership. The Company now owns an undivided 30% interest.

     New Pass, Churchill County, Nevada

          In fiscal 1998, the Company purchased a 100% interest in the property from Quest USA Resources Inc. by making payments totalling US$165,000, subject to a 2.75% net smelter return royalty. In fiscal 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. In fiscal 2005, the Company granted Consolidated Odyssey Exploration Inc. (“ODE”) an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure Enterprises Inc. (“Bonaven-ture”). Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period (US$125,000 and 200,000 shares valued at $44,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study. The property is comprised of 107 claims.

     Slaven Canyon, Lander County, Nevada

          In fiscal 2002, the Company acquired 51 claims by staking. In fiscal 2003, the Company acquired 17 claims by staking and acquired an additional 642 acres of land contiguous to the Company’s claims by executing three lease agreements which provide for escalating lease payments. In fiscal 2004, the Company acquired an additional 190 claims by staking and acquired an additional 350 acres of land contiguous to the Company’s claims by executing seven lease agreements which provide for cash payments totalling US$7,400 on signing and escalating lease payments thereafter. The underlying royalty retained by the owners ranges from 1 / 2 % of net smelter returns to 3 1 / 2 % of net smelter returns with a buy-down provision allowing the Company to reduce the underlying royalty to a 2% net smelter return by paying US$1,500,000. In July, 2005, the Company acquired an additional 320 acres of land contiguous to the Company’s claims by executing a lease agreement which provides for a cash payment of US$7,619 and re-imbursement of fees of US$15,000 upon signing (both payments made), and escalating lease payments thereafter. The underlying royalty retained by the owner is 2.75% .

     Squaw Creek, Elko County, Nevada

          Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking. During the 2005 fiscal year, the Company granted ODE an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure. Under the terms of the agreement, Bonaventure must

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totaling US$500,000 over a 4-year period (US$125,000 and 200,000 shares at a value of $44,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

     Other Nevada Properties

          In fiscal 2002, the Company acquired a 100% interest by staking the South Cabin Creek and Gold Bar Horst properties. In fiscal 2003, the Company acquired a 100% interest in the Gold Pick property by staking. In fiscal 2004, the Company acquired the McClusky Pass, Pat Canyon, Tonkin Summit, Benmark, and Goldstone properties. During the 2005 fiscal year, the Company acquired the Ian and Knolls properties.

5. DEFERRED EXPLORATION COSTS

	Balance at		Balance at
	June 30,		June 30,
By Type of Cost	2005	Additions	2006
Assays	$713,694	$170,016	$883,710
Consulting.	2,875,000	573,571	3,448,571
Drafting and report preparation	431,177	12,385	443,562
Drilling	3,103,814	1,474,859	4,578,673
Field operations	847,547	151,922	999,469
Reclamation	191,795	176,375	368,170
Recording	80,079		80,079
Supervision	374,039	17,668	391,707
Surveys	740,154	70,595	810,749
Trenching and site preparation	397,332	75,376	472,708
Recovery	(4,998,875)	(223,503)	(5,222,378)
Write-off	(3,246,878)	(143,783)	(3,390,661)
Total	$1,508,878	$2,355,481	$3,864,359

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance at		Balance at
	June 30,		June 30,
By Type of Cost	2004	Additions	2005
Assays	$681,131	$32,563	$713,694
Consulting	2,577,377	297,623	2,875,000
Drafting and report preparation	416,202	14,975	431,177
Drilling	2,753,845	349,969	3,103,814
Field operations	771,641	75,906	847,547
Reclamation	179,489	12,306	191,795
Recording	80,079		80,079
Supervision	356,723	17,316	374,039
Surveys	497,305	242,849	740,154
Trenching and site preparation .	368,921	28,411	397,332
Recovery	(4,897,361)	(101,514)	(4,998,875)
Write-off	(3,052,280)	(194,598)	(3,246,878)
Total	$733,072	$775,806	$1,508,878

	Balance at		Balance at
	June 30,		June 30,
By Type of Cost	2003	Additions	2004
Assays	$680,604	$527	$681,131
Consulting	2,342,159	235,218	2,577,377
Drafting and report preparation	393,336	22,866	416,202
Drilling	2,753,845		2,753,845
Field operations	739,812	31,829	771,641
Reclamation	178,609	880	179,489
Recording	80,079		80,079
Supervision	356,177	546	356,723
Surveys	320,921	176,384	497,305
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,810,731)	(241,549)	(3,052,280)
Total	$506,371	$226,701	$733,072

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance at						Balance at
	June 30,						June 30,
By Property	2005	Additions		Recoveries		Write-offs	2006
Nevada Properties
Benmark	$6,743	$25,388	$		$		$32,131
Celt	70,920	4,729		(58,144)			17,505
Cottonwood	105,702	351,546					457,248
Fye Canyon	78,139	816		(58,144)			20,811
Gold Bar Horst	54,943	92,504					147,447
Gold Pick	75,290	389,571					464,861
Goldstone	3,864						3,864
Hunter	24,926	9,260					34,186
Ian	625						625
Knoll	9,636	11,723					21,359
McClusky Pass	71,157	458,007					529,164
New Pass	162,063	9,301		(107,215)			64,149
Pat Canyon	22,846						22,846
Patty (formerly Indian
Ranch)	24,223	92,487					116,710
Slaven Canyon	730,729	1,075,530					1,806,259
South Cabin Creek	34,106	4,539					38,645
Tonkin Summit	32,966	53,583					86,549
General exploration		143,783				(143,783)
Total Nevada Properties	$1,508,878	$2,722,767		$(223,503)		$(143,783)	$3,864,359

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance at						Balance at
	June 30,						June 30,
By Property	2004	Additions		Recoveries		Write-offs	2005
Nevada Properties
Benmark	$2,091	$4,652	$		$		$6,743
Celt	24,295	46,625					70,920
Cottonwood	30,807	74,895					105,702
Fye Canyon	31,495	46,644					78,139
Gold Bar Horst	40,975	13,968					54,943
Gold Pick	60,933	14,357					75,290
Goldstone	2,920	944					3,864
Hunter	23,028	1,898					24,926
Ian .		625					625
Knolls		9,636					9,636
McClusky Pass	21,506	49,651					71,157
New Pass	237,246	11,919		(87,102)			162,063
Pat Canyon	13,007	9,839					22,846
Patty (formerly Indian
Ranch)	12,395	11,828					24,223
Slaven Canyon	199,521	531,208					730,729
South Cabin Creek	26,322	7,784					34,106
Squaw Creek	2,227	12,185		(14,412)
Tonkin Summit	4,304	28,662					32,966
General exploration		194,598				(194,598)
Total Nevada Properties	$733,072	$1,071,918		$(101,514)		$(194,598)	$1,508,878

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Balance at				Balance at
		June 30,				June 30,
By Property		2003	Additions		Write-offs	2004
Nevada Properties
Benmark	$		$2,091	$		$2,091
Celt .			24,295			24,295
Cottonwood		30,807				30,807
Fye Canyon .			31,495			31,495
Gold Bar Horst		40,975				40,975
Gold Pick		47,939	12,994			60,933
Goldstone			2,920			2,920
Hunter .		23,028				23,028
McClusky Pass		7,266	14,240			21,506
New Pass		229,959	7,287			237,246
Pat Canyon			13,007			13,007
Patty (formerly Indian Ranch)		10,099	2,296			12,395
Slaven Canyon .		88,532	110,989			199,521
South Cabin Creek		26,322				26,322
Squaw Creek		1,444	783			2,227
Tonkin Summit			4,304			4,304
General exploration			241,549		(241,549)
Total Nevada Properties		$506,371	$468,250		$(241,549)	$733,072

6. EQUIPMENT

		2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Vehicles .	$93,552	$40,476	$53,076	$76,745	$24,156	$52,589
Technical
equipment	847,526	20,602	826,924	41,041	14,221	26,820
Office equipment	79,378	28,525	50,853	76,884	17,175	59,709
	$1,020,456	$89,603	$930,853	$194,670	$55,552	$139,118

7. RELATED PARTY TRANSACTIONS

          During the year ended June 30, 2006, the Company entered into the following transactions with related parties:

     a) Paid or accrued $264,000 (2005 — $264,000; 2004 — $210,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

     b) Paid or accrued $127,504 (2005 — $111,223; 2004 — $115,879) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $111,636 (2005 — $111,223; 2004 — $115,879) is included in or written-off to deferred exploration costs.

     c) Paid or accrued $117,770 (2005 — $8,815; 2004 — $NIL) in administrative fees to officers and a company controlled by a director of the Company.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          At June 30, 2006, there is $118,002 (2005 — $17,754) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

          The Company entered into consulting agreements with directors and officers of the Company and to companies controlled by directors of the Company. The annual consulting fee commitments are as follows:

2007	$324,000
2008	162,000
$486,000

          The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. ASSET RETIREMENT OBLIGATION

          The following table presents the aggregate carrying amount of the obligation associated with the retirement of the properties:

	2006		2005

Asset retirement obligation .	$165,985	$

          The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $196,768 (2005 — $NIL). The obligation was calculated using a credit-adjusted risk free discount rate of 4% and an inflation rate of 4.1% . It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur when the properties are disposed of.

9. CAPITAL STOCK

     Share issuances

          During the 2006 fiscal year the Company had no share issuances other than those issued for mineral property interests, exercise of warrants and stock options.

          During the 2005 fiscal year the Company completed a private placement of 1,500,000 units at $1.58, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $2.50 for one year.

          During the 2004 fiscal year the Company completed three private placements:

     a) 2,500,000 units at $0.40, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $0.60 for two years (435,000 warrants exercised during the year) with an additional provision that if the closing price of the Company’s shares exceeds $0.95 for a period of more than 20 business days, the warrants must be exercised within two weeks of notice (triggered subsequent to year end). A finder’s fee of 125,000 units were issued as well as finder’s warrants valued at $47,304 entitling the holder to acquire 200,000 shares of the Company at a price of $0.60 for one year; subject to the same additional provision as for the places (triggered subsequent to year end);

     b) 7,764,704 units at $0.85, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $1.25 for 18 months.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Brokers’ warrants valued at $239,567 were issued entitling the holder to acquire 543,529 shares of the Company at a price of $1.25, exercisable for 18 months; and

     c) 2,222,222 units at $0.90, each unit consisting of one common share and one-half non-transferable share purchase warrant, each one warrant entitling the holder to purchase an additional share at $1.25 for one year. Brokers’ warrants valued at $69,035 were issued entitling the holder to acquire 155,555 shares of the Company at a price of $1.25, exercisable for 1 year.

     d) Share issuance costs related to private placements during the year totalled $540,522.

     Stock options

          Under the Company’s stock option plan effective November 4, 2002 and amended December 12, 2003, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities vest no earlier than as to one-quarter upon the grant date and a further one-quarter after each of the following three three-month periods. The options can be granted for a maximum term of 10 years.

          At June 30, 2006, the following incentive stock options were outstanding:

Number	Exercise
of Options	Price	Expiry Date
755,500	$0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
150,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
40,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
2,000,000	1.91	January 10, 2011
5,120,000

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price
Balance, June 30, 2003	3,075,000	$0.15
Options granted	2,724,500	0.51
Options exercised	(2,134,500)	0.13
Balance, June 30, 2004	3,665,000	0.43
Options granted	150,000	0.73
Options expired/cancelled	(200,000)	1.25
Options exercised	(230,000)	0.30
Balance, June 30, 2005	3,385,000	0.41
Options granted .	2,050,000	1.90
Options exercised	(315,000)	0.54
Balance, June 30, 2006	5,120,000	$1.00
Number of options currently exercisable	4,920,000	$0.96
Weighted average fair value of options granted during the year	2004	$0.39
	2005	0.56
	2006	1.16

     Stock-based compensation

          The following assumptions were used in the Black-Scholes valuation of stock options and warrants granted during the years presented:

	2006	2005	2004
Weighted average risk-free interest rate	3.9%	3.7%	4.2%
Expected life of options and warrants	5 years	5 years	1 year-5 years
Weighted average annualized volatility	71%	101%	118%
Dividend	0.00%	0.00%	0.00%

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Warrants

          Warrant transactions are summarized as follows:

	Number	Exercise
	of Warrants	Price	Expiry Date
Balance, June 30, 2003	5,649,308
Warrants exercised	(3,708,132)	$0.44	November 18, 2003
Warrants exercised	(1,941,176)	0.25	June 27, 2004
Warrants granted	200,000	0.60	October 24, 2004
Warrants granted	2,625,000	0.60	August 3, 2004
Warrants exercised	(435,000)	0.60	August 3, 2004
Warrants granted	7,719,998	1.25	July 29, 2005
Warrants granted	588,235	1.25	August 3, 2005
Warrants granted	1,266,666	1.25	June 25, 2005
Balance, June 30, 2004	11,964,899
Warrants exercised	(2,290,000)	0.60	August 3, 2004
Warrants expired	(100,000)	0.60	August 3, 2004
Warrants expired	(1,266,666)	1.25	June 25, 2005
Warrants granted	1,500,000	2.50	December 20, 2006
Balance, June 30, 2005	9,808,233
Warrants exercised	(4,352,351)	1.25	July 29, 2005
Warrants exercised	(588,235)	1.25	August 3, 2005
Warrants expired	(3,367,647)	1.25	July 29, 2005
Balance, June 30, 2006	1,500,000

          The number of warrants outstanding at June 30, 2006 is summarized as follows:

Number	Exercise
of Warrants	Price	Expiry Date

1,500,000	$2.50	December 20, 2006

10. INCOME TAXES

          A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

		2006		2005		2004
Loss before income tax recovery		$(3,307,465)		$(1,063,474)		$(1,664,257)
Expected income tax recovery		$(1,227,731)		$(378,597)		$(618,241)
Non-deductible expenses		1,144,086		14,884		315,842
Differences in foreign tax rates		13,135		32,371		1,810
Tax loss benefit not recognized for book purposes		70,510		331,342		300,589
Actual income tax recovery	$	NIL	$	NIL	$	NIL

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The significant components of the Company’s future tax assets are as follows:

		2006		2005		2004
Net operating loss carry forwards		$2,413,320		$2,338,680		$2,517,008
Mineral properties and other assets		681,280		590,427		618,517
Share issuance costs		80,257		117,590		158,213
		3,174,857		3,046,697		3,293,738
Less: valuation allowances		(3,174,857)		(3,046,697)		(3,293,738)
Net future tax assets	$	NIL	$	NIL	$	NIL

          The Company has non-capital losses of approximately $6,853,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will begin to expire in 2007. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,709,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

11. SEGMENTED INFORMATION

          The Company’s one reportable operating segment is the exploration and development of mineral properties. Geographic information is as follows:

				Mineral
				Property
				Interests and
				Deferred
	Total			Exploration	Other
	Assets	Equipment		Costs	Assets
June 30, 2006
Canada	$13,637,654	$24,639	$		$13,613,015
United States	7,864,404	906,214		6,663,978	294,212
	$21,502,058	$930,853		$6,663,978	$13,907,227
June 30, 2005
Canada	$11,377,473	$30,799	$		$11,346,674
United States	4,319,402	108,319		3,965,025	246,058
	$15,696,875	$139,118		$3,965,025	$11,592,732

	2006	2005	2004
Loss before other items:
Canada	$3,338,256	$893,992	$1,366,939
United States	234,710	206,754	101,391
	$3,572,966	$1,100,746	$1,468,330

12. RESTRICTED RECLAMATION BONDS

          The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for reclamation bonds on its mineral properties. These restricted reclamation

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

13. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

          Significant non-cash transactions during the years ended June 30, 2006, June 30, 2005 and June 30, 2004 include the Company issuing 40,000 common shares each year at a value in the current year of $72,000 (2005 —$28,400; 2004 — $31,200) for the acquisition of mineral property interests. In the year ended June 30, 2004, the Company issued 125,000 units as a finder’s fee related to a private placement. Included in accounts payable are $93,378 (2005 — $153,756) relating to deferred exploration costs, $129,328 (2005 — $NIL) relating to equipment, $6,330 (2005 — $NIL) relating to restricted reclamation bonds and $2,695 (2005 — $NIL) relating to mineral property interests.

14. COMMITMENTS

          The Company has entered into lease agreements for its premises in Canada and the United States. The annual lease commitments are as follows:

2007	$38,295
2008	22,500
$60,795

15. FINANCIAL INSTRUMENTS

          The Company’s financial instruments consist of cash, temporary investments, receivables, restricted reclamation bonds, accounts payable and accrued liabilities, and due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

          The Company has its cash primarily in one commercial bank in Vancouver, British Columbia, Canada and one commercial bank in Reno, Nevada, United States.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

          These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

			2006				2005
	Balance,			Balance,	Balance,			Balance,
	Canadian			United States	Canadian			United States
	GAAP		Adjustments	GAAP	GAAP		Adjustments	GAAP
Temporary
investments	$2,107,699		$48,282	$2,155,981	$10,895,443		$36,224	$10,931,667
Other current assets	11,564,745			11,564,745	500,597			500,597
Mineral property
interests	2,799,619		(2,032,127)	767,492	2,456,147		(1,839,607)	616,540
Deferred exploration
costs	3,864,359		(3,864,359)		1,508,878		(1,508,878)
Equipment	930,853			930,853	139,118			139,118
Restricted reclamation
bonds	234,783			234,783	196,692			196,692
	$21,502,058		$(5,848,204)	$15,653,854	$15,696,875		$(3,312,261)	$12,384,614
Current liabilities	$433,517	$		$433,517	$179,585	$		$179,585
Asset retirement
obligation	165,985			165,985
Shareholders’ equity	20,902,556		(5,848,204)	15,054,352	15,517,290		(3,312,261)	12,205,029
	$21,502,058		$(5,848,204)	$15,653,854	$15,696,875		$(3,312,261)	$12,384,614

          The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Cumulative
	Amounts from
	Inception on
	December 18, 1986
	to June 30, 2006	2006	2005	2004

Loss for the period, Canadian
GAAP	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)
Adjustments:
Mineral property interests	(2,032,127)	(192,520)	(619,497)	(556,945)
Deferred exploration costs	(3,864,359)	(2,355,481)	(775,806)	(226,701)
Increase in temporary
investments	48,282	22,634	36,224

Loss for the period, United States
GAAP	$(21,729,605)	$(5,832,832)	$(2,422,553)	$(2,447,903)

Basic and diluted loss per share,
United States GAAP		$(0.10)	$(0.05)	$(0.06)

Weighted average number of
common shares outstanding,
United States GAAP		58,855,176	53,091,304	39,038,472

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Cumulative Amounts
	from Inception on
	December 18, 1986
	to June 30, 2006	2006	2005	2004

Cash flows used in operating
activities, Canadian GAAP	$(4,794,625)	$(605,920)	$(954,361)	$(741,247)
Acquisition of mineral property
interests	(5,449,802)	(209,852)	(619,497)	(556,945)
Deferred exploration costs	(7,339,941)	(2,413,657)	(816,648)	(442,661)
Acquisition (disposal) of
temporary investments (net)	(1,909,954)	8,806,566	(3,413,215)	(7,493,823)

Cash flows provided by (used in)
operating activities, United
States GAAP	(19,494,322)	5,577,137	(5,803,721)	(9,234,676)

Cash flows provided by financing
activities, Canadian GAAP and
United States GAAP	32,724,773	6,345,433	3,813,500	11,705,658

Cash flows provided by (used in)
investing activities, Canadian
GAAP	(16,532,263)	5,375,913	(4,972,207)	(8,702,270)
Acquisition of mineral property
interests	5,449,802	209,852	619,497	556,945
Deferred exploration costs	7,339,941	2,413,657	816,648	442,661
Acquisition (disposal) of
temporary investments (net)	1,909,954	(8,806,566)	3,413,215	7,493,823

Cash flows used in investing
activities, United States
GAAP	(1,832,566)	(807,144)	(122,847)	(208,841)

Increase (decrease) in cash
during the period	11,397,885	11,115,426	(2,113,068)	2,262,141
Cash, beginning of period		282,459	2,395,527	133,386

Cash, end of period	$11,397,885	$11,397,885	$282,459	$2,395,527

     Mineral property interests and deferred exploration costs

          In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and United States GAAP.

          Under United States GAAP exploration costs on mineral properties and related annual maintenance costs paid primarily to government agencies, other than acquisition costs consisting mainly of obligations under mining leases with third parties, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred. Accordingly, for United States GAAP purposes, these exploration and related maintenance costs on mineral properties have been written off.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Under United States GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

     Asset retirement obligations

          The Company adopted new accounting and disclosure standards under Canadian GAAP (Note 2) since the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at June 30, 2006 and 2005.

          Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2005. The Company determined there were no asset retirement obligations as at June 30, 2005.

     Temporary Investments

          Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

          Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company’s investment in debt securities have been classified as trading securities. Under SFAS 115, for the 2004 fiscal year there was no difference under Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $42,999 included in the consolidated statement of operations. For the 2006 fiscal year, an excess holding gain of $48,282 (2005 — $36,224) would be recognized under United States GAAP.

     New accounting pronouncements

          In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

          The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

          The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FOR THE FIRST QUARTER ENDED
September 30, 2006
(unaudited)

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
Unaudited — prepared by management

	September 30,	June 30,
	2006	2006
	(Expressed in Canadian Dollars)
ASSETS
Current
Cash	$10,515,376	$11,397,885
Temporary investments	2,158,804	2,107,699
Receivables (net of allowance — $Nil; June 30, 2006 — $NIL)	133,333	117,490
Prepaid expenses	48,111	49,370
Total Current Assets	12,855,624	13,672,444
Mineral property interests (Note 3)	2,809,295	2,799,619
Deferred exploration costs (Note 4)	4,259,830	3,864,359
Restricted reclamation bonds (Note 8)	238,081	234,783
Equipment	1,062,166	930,853
Total Assets	$21,224,996	$21,502,058
LIABILITIES
Current
Accounts payable and accrued liabilities	$172,704	$315,515
Due to related parties (Note 6)	100,529	118,002
Total current liabilities	273,233	433,517
Asset retirement obligation	165,985	165,985
Total Liabilities	439,218	599,502
SHAREHOLDERS’ EQUITY
Capital stock (Note 5)
Authorized: unlimited common shares without par value
Issued and outstanding 59,384,972 (June 30/06 — 59,384,972)	33,630,385	33,630,385
Contributed surplus	3,217,240	3,153,572
Deficit accumulated during the exploration stage	(16,061,847)	(15,881,401)
Total Shareholders’ Equity	20,785,778	20,902,556
Total liabilities and shareholders’ equity	$21,224,996	$21,502,058

Approved by the Board:
Director:	Director:
/s/ John M. Leask	/s/ Megan Cameron-Jones
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited — prepared by management
For the period ended September 30

	Cumulative
	Amounts from
	Inception on
	December 18, 1986	2006		2005
	to	Quarter	Year	Quarter	Year
	September 30, 2006	to Date	to Date	to Date	to Date
		(Expressed in Canadian Dollars)
EXPENSES
Amortization	$228,500	$8,355	$8,355	$8,657	$8,657
Audit	285,423	30,000	30,000
Bank charges & interest	26,649	300	300	1,863	1,863
Consulting	1,311,525	27,898	27,898	30,995	30,995
Consulting — stock-based
compensation	3,327,514	63,668	63,668	26,766	26,766
Investor relations & shareholder
info	688,476	22,502	22,502	29,616	29,616
Legal	644,541	2,910	2,910	8,962	8,962
Management fees	1,503,910	66,000	66,000	66,000	66,000
Office & miscellaneous	769,764	16,094	16,094	26,999	26,999
Rent	352,068	13,869	13,869	13,394	13,394
Telephone	209,047	4,832	4,832	5,896	5,896
Transfer agent & listing fees	307,267	1,670	1,670	4,630	4,630
Travel & entertainment	517,216	11,879	11,879	38,384	38,384
Wages & benefits	851,251	20,180	20,180	22,544	22,544
LOSS BEFORE UNDER-NOTED
ITEMS	(11,023,151)	(290,157)	(290,157)	(284,706)	(284,706)
Interest income	1,424,929	129,195	129,195	28,877	28,877
Gain (loss) on foreign exchange	127,506	1,932	1,932	(21,434)	(21,434)
Option payments received (net)	633,519			13,617	13,617
Gain on disposal of equipment	13,867
Unrealized recovery (loss) on
temporary investments	(10,296)	(1,450)	(1,450)	301	301
Gain on disposal of temporary
investments	166,591
Write-off of deferred exploration
costs	(3,580,555)	(19,966)	(19,966)	(38,712)	(38,712)
Write-off of mineral property
interests	(3,814,257)
LOSS FOR THE PERIOD	$(16,061,847)	$(180,446)	$(180,446)	$(302,057)	$(302,057)
Loss per common share		$(0.003)	$(0.003)	$(0.005)	$(0.005)
Weighted average number of common
shares outstanding		59,384,972	59,384,972	57,658,497	57,658,497

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
Unaudited — prepared by management
For the period ended September 30 — Canadian Funds

	Number of				Contributed
	Shares		Price	Amount	Surplus	Deficit	Total
				(Expressed in Canadian Dollars)
Balance, June 30, 2006	59,384,972	$		$33,630,385	$3,153,572	$(15,881,401)	$20,902,556
Stock-based
compensation					63,668		63,668
Loss for the period						(180,446)	(180,446)

Balance, September 30,
2006	59,384,972			$33,630,385	$3,217,240	$(16,061,847)	$20,785,778

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited — prepared by management
For the period ended September 30 — Canadian Funds

	Cumulative
	Amounts from
	Inception on
	December 18,	2006		2005
	1986 to	Quarter	Year	Quarter	Year
	September 30, 2006	to Date	to Date	to Date	to Date
		(Expressed in Canadian Dollars)
Cash Flows from Operating Activities
Loss for the period	$(16,061,847)	$(180,446)	$(180,446)	$(302,057)	$(302,057)
Items not affecting cash:
Amortization	228,500	8,355	8,355	8,657	8,657
Write-off of deferred exploration costs	3,580,555	19,966	19,966	38,712	38,712
Write-off of mineral property interests	3,814,257
Stock-based compensation	3,327,514	63,668	63,668	26,766	26,766
Gain on disposal of equipment	(13,867)
Unrealized (recovery) loss on temporary
investments	10,296	1,450	1,450
Loss (gain) on disposal of investments	(166,591)
Shares issued for management bonus	150,000
Changes in non-cash working capital
Decrease (increase) in prepaid exp.	(48,111)	1,259	1,259	17,581	17,581
Increase in receivables.	(133,333)	(15,843)	(15,843)	(264,958)	(264,958)
Increase (decrease) in accounts payable & accr.
liabilities .	359,287	(17,097)	(17,097)	(158,753)	(158,753)
Increase (decrease) in due to related parties	100,529	(17,473)	(17,473)	92,353	92,353
Net cash used in operating activities	(4,852,811)	(136,161)	(136,161)	(541,699)	(541,699)
Cash Flows from Financing Activities
Issuance of capital stock	32,724,773			6,238,933	6,238,933
Net cash provided by financing activities	32,724,773			6,238,933	6,238,933
Cash Flows from Investing Activities
Acquisition of mineral property interests	(6,083,105)	(33,698)	(33,698)	(148,344)	(148,344)
Deferred exploration costs	(7,725,155)	(446,192)	(446,192)	(402,276)	(402,276)
Restricted reclamation bond posted	(244,411)	(9,628)	(9,628)	(12,224)	(12,224)
Acquisition of temporary investments (net)	(1,922,509)	(12,555)	(12,555)	(4,660,392)	(4,660,392)
Proceeds from disposal of equipment	58,141
Acquisition of equipment	(1,439,547)	(244,275)	(244,275)	(18,263)	(18,263)
Net cash used in investing activities	(17,356,586)	(746,348)	(746,348)	(5,241,499)	(5,241,499)
Increase (decrease) in cash during the period .	10,515,376	(882,509)	(882,509)	455,735	455,735
Cash, beginning of period		11,397,885	11,397,885	282,459	282,459
Cash, end of period	$10,515,376	$10,515,376	$10,515,376	$738,194	$738,194

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited — prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006

1. NATURE AND CONTINUANCE OF OPERATIONS

          White Knight Resources Ltd. (the “Company”) is a Canadian company incorporated in British Columbia. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

          The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify ore bodies, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

          These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

          There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

          All amounts are in Canadian dollars unless otherwise stated.

	September 30,	June 30,
	2006	2006

Working capital	$12,582,391	$13,238,927

Deficit	(16,061,847)	(15,881,401)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended June 30, 2007.

          The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2006.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Asset retirement obligations

          Effective July 1, 2004, the Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset.

     Stock-based compensation

          The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

     Comparative figures

          Certain comparative figures have been reclassified to conform to the current period’s presentation.

3. MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30, 2006	Additions		Recovery	September 30, 2006
Nevada Properties
Benmark	$81,118	$14,022	$		$95,140
Celt	284,919				284,919
Cottonwood	160,214	15,844			176,058
Fye Canyon	173,825	1,503			175,328
Gold Bar Horst	149,237	25,659			174,896
Gold Pick	24,556	3,786			28,342
Goldstone	32,309	8,694			41,003
Hunter	136,891	6,730			143,621
Ian	31,317	7,852			39,169
Knolls	86,102	25,239			111,341
McClusky Pass	134,460	34,073			168,533
New Pass	419,732	15,003		(111,069)	323,666
Pat Canyon	108,797	24,958			133,755
Patty	108,402				108,402
Slaven Canyon	365,427	47,822			413,249
South Cabin Creek	47,389	11,778			59,167
Squaw Creek	270,261	21,172		(181,388)	110,045
Tonkin Summit	129,663	26,080			155,743
Other	55,000	11,918			66,918
Total Nevada Properties	$2,799,619	$302,133		$(292,457)	$2,809,295

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

     Nevada Properties

     New Pass Project

          In fiscal 2005, the Company entered into an option agreement with Bonaventure Enterprises Inc. (“Bona-venture”) whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 100,000 shares received during the period). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

     Squaw Creek Project

          In fiscal 2005, the Company entered into an option agreement with Bonaventure whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 100,000 shares received during the period). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

4. DEFERRED EXPLORATION COSTS

	Balance at		Balance at
	June 30,		September 30,
By Type of Cost	2006	Additions	2006
Assays	$883,710	$22,286	$905,996
Consulting	3,448,571	116,739	3,565,310
Drafting and report preparation	443,562	764	444,326
Drilling	4,578,673	277,352	4,856,025
Field operations	999,469	39,657	1,039,126
Reclamation	368,170	2,260	370,430
Recording	80,079		80,079
Supervision	391,707	3,787	395,494
Surveys	810,749	12,261	823,010
Trenching and site preparation	472,708	4,480	477,188
Recovery	(5,222,378)	(64,149)	(5,286,527)
Write-off	(3,390,661)	(19,966)	(3,410,627)
Total	$3,864,359	$395,471	$4,259,830

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance at							Balance at
	June 30,							September 30,
By Property	2006		Additions		Recoveries		Write-offs	2006
Nevada Properties
Benmark	$32,131	$		$		$		$32,131
Celt	17,505							17,505
Cottonwood	457,248		51,942					509,190
Fye Canyon	20,811		917					21,728
Gold Bar Horst	147,447		320,728					468,175
Gold Pick	464,861		10,936					475,797
Goldstone	3,864		20,425					24,289
Hunter	34,186		38,996					73,182
Ian	625		4,137					4,762
Knolls	21,359							21,359
McClusky Pass	529,164		4,226					533,390
New Pass	64,149				(64,149)
Pat Canyon	22,846							22,846
Patty	116,710		1,373					118,083
Slaven Canyon	1,806,259		5,940					1,812,199
South Cabin Creek	38,645							38,645
Tonkin Summit	86,549							86,549
General exploration			19,966				(19,966)
Total Nevada Properties	$3,864,359		$479,586		$(64,149)		$(19,966)	$4,259,830

5. CAPITAL STOCK

          Authorized: unlimited common shares without par value.

     Share Issuances

          There were no shares issued during the period.

     Warrants

          At September 30, 2006, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

1,500,000	$2.50	December 20, 2006

     Stock options

          Under the Company’s stock option plan effective November 4, 2002 and amended December 12, 2003, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods.

          At September 30, 2006, the following incentive stock options were outstanding:

Number	Exercise
of Shares	Price	Expiry Date
755,500	$0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
150,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
40,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
2,000,000	1.91	January 10, 2011
5,120,000

          Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, June 30, 2006	5,120,000	$1.00

Balance, September 30, 2006	5,120,000	1.00

Number of options currently exercisable	5,007,500	$0.98

6. RELATED PARTY TRANSACTIONS

          During the year to date, the Company paid management fees in the amount of $66,000 (2005 — $66,000) to directors and officers of the Company and companies controlled by directors.

          During the year to date, the Company paid consulting fees in the amount of $26,921 (2005 — $28,840) to directors and officers of the Company and companies controlled by directors. Of that amount, $26,921 (2005 —$28,840) is included or written off to deferred exploration costs.

          During the year to date, the Company paid administrative consulting fees in the amount of $34,009 (2005 —$27,678) to officers and directors of the Company and a company controlled by a director.

          Amounts payable to related parties at September 30, 2006 aggregated $100,529 (June 30, 2006 — $118,002). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

          The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. SEGMENTED INFORMATION

          The Company’s one reportable segment is the exploration and development of mineral properties. Geographical information is as follows:

				Mineral
				Property
				Interests and
				Deferred
	Total			Exploration	Other
	Assets	Equipment		Costs	Assets
September 30, 2006
Canada	$12,818,078	$23,092	$		$12,794,986
United States	8,406,918	1,039,074		7,069,125	298,719
	$21,224,996	$1,062,166		$7,069,125	$13,093,705
June 30, 2006
Canada	$13,637,654	$24,639	$		$13,613,015
United States	7,864,404	906,214		6,663,978	294,212
	$21,502,058	$930,853		$6,663,978	$13,907,227

	2006		2005
	Quarter	Year	Quarter	Year
	to Date	to Date	to Date	to Date
Loss before other items:
Canada	$247,138	$247,138	$237,383	$237,383
United States	43,019	43,019	47,323	47,323
	$290,157	$290,157	$284,706	$284,706

8. RESTRICTED RECLAMATION BONDS

          The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for restricted reclamation bonds on its mineral properties. These restricted reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

          Significant non-cash transactions during the period (2005 — $Nil) include the acquisition of 200,000 common shares of Bonaventure Enterprises Inc. (assigned a value of $0.20 per share) as per the terms of option agreements (Note 3). Included in accounts payable are $81,296 (2005 — $171,136) related to deferred exploration costs, $24,721 (2005 — $Nil) related to acquisition of equipment and $Nil (2005 — $25,047) related to reclamation bonds. Included in accounts receivable are $Nil (2005 — $109,979) related to deferred exploration costs and $Nil (2005 — $87,202) related to acquisition of mineral property interests.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

          These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

          The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	September 30, 2006				June 30, 2006
	Balance,			Balance,	Balance,			Balance,
	Canadian			United States	Canadian			United States
	GAAP		Adjustments	GAAP	GAAP		Adjustments	GAAP

Temporary
investments	$2,158,804		$58,762	$2,217,566	$2,107,699		$48,282	$2,155,981
Other current
assets	10,696,820			10,696,820	11,564,745			11,564,745
Mineral property
interests	2,809,295		(2,030,156)	779,139	2,799,619		(2,032,127)	767,492
Deferred
exploration
costs	4,259,830		(4,259,830)		3,864,359		(3,864,359)
Equipment	1,062,166			1,062,166	930,853			930,853
Restricted
reclamation
bonds	238,081			238,081	234,783			234,783

	$21,224,996		$(6,231,224)	$14,993,772	$21,502,058		$(5,848,204)	$15,653,854

Current
liabilities	$273,233	$		$273,233	$433,517	$		$433,517
Asset retirement
obligation	165,985			165,985	165,985			165,985
Shareholders’
equity	20,785,778		(6,231,224)	14,554,554	20,902,556		(5,848,204)	15,054,352

	$21,224,996		$(6,231,224)	$14,993,772	$21,502,058		$(5,848,204)	$15,653,854

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Cumulative
	Amounts from
	Inception on	Three Month	Three Month
	December 18, 1986 to	Period Ended	Period Ended
	September 30, 2006	September 30, 2006	September 30, 2005

Loss for the period, Canadian GAAP	$(16,061,847)	$(180,446)	$(302,057)
Adjustments:
Mineral property interests	(2,030,156)	1,971	(119,672)
Deferred exploration costs	(4,259,830)	(395,471)	(624,679)
Increase in temporary investments	58,762	10,480	841

Loss for the period, United States
GAAP	$(22,293,071)	$(563,466)	$(1,045,567)

Basic and diluted loss per share, United
States GAAP		$(0.01)	$(0.02)

Weighted average number of common
shares outstanding, United States
GAAP		59,384,972	57,658,497

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Cumulative
	Amounts from
	Inception on	Three Month	Three Month
	December 18, 1986 to	Period Ended	Period Ended
	September 30, 2006	September 30, 2006	September 30, 2005

Cash flows used in operating activities,
Canadian GAAP .	$(4,852,811)	$(136,161)	$(541,699)
Acquisition of mineral property
interests	(5,474,566)	(19,356)	(119,672)
Deferred exploration costs	(7,725,155)	(446,192)	(402,276)
Disposal (acquisition) of temporary
investments	(1,922,509)	(12,555)	(4,660,392)

Cash flows used in operating activities,
United States GAAP	(19,975,041)	(614,264)	(5,724,039)
Cash flows provided by financing
activities, Canadian GAAP and
United States GAAP	32,724,773		6,238,933
Cash flows used in investing activities,
Canadian GAAP	(17,356,586)	(746,348)	(5,241,499)
Acquisition of mineral property
interests	5,474,566	19,356	119,672
Deferred exploration costs	7,725,155	446,192	402,276
Acquisition of temporary investments	1,922,509	12,555	4,660,392

Cash flows used in investing activities,
United States GAAP	(2,234,356)	(268,245)	(59,159)

Increase (decrease) in cash during the
period	10,515,376	(882,509)	455,735
Cash, beginning of period		11,397,885	282,459

Cash, end of period	$10,515,376	$10,515,376	$738,194

     Mineral property interests and deferred exploration costs

          In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S. GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

          Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Asset retirement obligations

          The Company adopted new accounting and disclosure standards under Canadian GAAP (Note 2) since the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at September 30, 2006 and 2005.

          Under Canadian GAAP, the Company was not required to record asset retirement obligations as at Septem-ber 30, 2005. The Company determined there were no asset retirement obligations as at September 30, 2005.

     Temporary Investments

          Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

          Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company’s investment in debt securities Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $1,450 included in the consolidated statement of operations. For the period ending September 30, 2006, an excess holding gain of $58,762 (June, 2006 — $48,282) would be recognized under United States GAAP.

     New accounting pronouncements

          In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

          The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

          The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. SUBSEQUENT EVENTS

          In October 2006, U.S. Gold Corporation filed an S-4 Registration Statement with respect to an anticipated take-over of the Company.

          Subsequent to the end of the period, Teck Cominco American Incorporated (“Teck Cominco”) requested and received permission from the Company to amend their exploration expenditure commitment under the Financing and Acquisition Agreement dated October 20, 2004 on the Fye Property. In consideration of the Company granting an extension from December 31, 2006 to March 31, 2007, Teck Cominco will guarantee the US$1,250,000 aggregate expenditure commitment now due by March 31, 2007. Teck Cominco has an option to earn an initial 51% interest in the property by incurring exploration expenditures, and making cash payments in annual increments prior to December 31, 2008.

APPENDIX C — FINANCIAL STATEMENTS OF NEVADA PACIFIC

NEVADA PACIFIC GOLD LTD.
June 30, 2006, 2005 and 2004
Consolidated Financial Statements
(Expressed in US Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

          The accompanying consolidated financial statements and the information contained in the management discussion and analysis have been prepared by the management of the Company. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 17 and, where appropriate, reflect management’s best estimates based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

          The Company’s independent auditors, PricewaterhouseCoopers LLP, who have been appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards in Canada to allow them to express an opinion on the financial statements.

          The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related reporting matters prior to submission to the Board.

/s/ David Hottman	/s/ W.R. (Bill) Franklin
David Hottman,	W. R. (Bill) Franklin,
President & Chief Executive Officer	Chief Financial Officer
September 28, 2006	September 28, 2006

Auditors’ Report

To the Directors of
Nevada Pacific Gold Ltd.

          We have audited the consolidated balance sheets of Nevada Pacific Gold Ltd. (the “Company”) as at June 30, 2006 and 2005 and the consolidated statements of operations, deficit, cash flows and mineral property expenditures for each of the three years ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for each of the three years ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
September 28, 2006

Comments by the Auditors for U.S. Readers on Canadian-U.S. Reporting Conflict

          In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Reporting standards for auditors in the United States also require the addition of an explanatory paragraph when there is a change in accounting principle that has a material affect on the comparability of the Company’s financial statements, such as the change in accounting for stock based compensation described in note 2 to the financial statements. Our report to the directors dated September 28, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions and such changes in accounting policy in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
September 28, 2006

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED BALANCE SHEETS
As at June 30th

	2006	2005
	(Expressed in US Dollars)
ASSETS
Current assets
Cash and cash equivalents	$3,659,738	$957,251
Accounts receivable	180,697	273,165
Product inventory and stockpiled ore (Note 4)	109,074	4,112,633
Supplies inventory	285,152	414,366
Prepaid expenses	239,424	223,372
	4,474,085	5,980,787
Property, plant and equipment (Note 5)	13,306,314	13,388,954
Mineral properties (Note 6)	4,661,805	3,106,357
Reclamation bonds	96,363	93,228
	$22,538,567	$22,569,326

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,194,495	$1,783,277
	1,194,495	1,783,277
Other liabilities	112,397	175,217
Asset retirement obligation (Note 7)	1,684,812	1,567,267
	1,797,209	1,742,484
SHAREHOLDERS’ EQUITY
Share capital (Note 8)	30,955,143	25,920,223
Contributed capital (Note 9)	1,490,594	1,001,674
Deficit	(12,898,874)	(7,878,332)
	19,546,863	19,043,565
	$22,538,567	$22,569,326
Nature of operations and Going Concern (Note 1)
Commitments (Note 15)
Subsequent Events (Note 18)

Approved by the Board:
/s/ Michael Beley	/s/ Gary Nordin
Michael Beley,	Gary Nordin,
Director	Director

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended June 30th

	2006	2005	2004
	(Expressed in US Dollars)
GOLD SALES .	$6,649,300	$5,175,235	$—
COST OF SALES .	7,903,654	3,347,153	—
DEPRECIATION AND DEPLETION	734,618	727,815	—
ROYALTIES	381,572	262,197	—
	9,019,844	4,337,165	—
EARNINGS (LOSS) FROM MINING OPERATIONS	(2,370,544)	838,070	—
EXPENSES AND OTHER INCOME
General and administrative	1,944,511	2,084,400	1,538,190
Interest and financing costs	—	22,378	1,159
Stock-based compensation	611,572	559,963	39,120
Foreign exchange losses	36,904	115,796	117,226
Other income	(57,349)	(37,942)	(89,433)
	2,535,638	2,744,595	1,606,262
LOSS BEFORE THE UNDERNOTED ITEMS	4,906,182	1,906,525	1,606,262
Write-down of mineral properties	114,360	630,332	330,285
Gain on disposal of mining equipment	—	(155,199)	—
			—
LOSS FOR THE YEAR	$5,020,542	$2,381,658	$1,936,547
Basic and diluted loss per share	$0.08	$0.05	$0.06
Weighted average number of shares outstanding	60,304,369	51,295,350	30,305,758

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED STATEMENTS OF DEFICIT
For the years ended June 30th

	2006	2005	2004
	(Expressed in US Dollars)
DEFICIT, Beginning of year
As previously reported	$7,878,332	$5,209,298	$3,272,751
Change in accounting policy (Note 2 — Stock Compensation)	—	287,376	—
As restated	7,878,332	5,496,674	3,272,751
Loss for the year	5,020,542	2,381,658	1,936,547
DEFICIT, End of year	$12,898,874	$7,878,332	$5,209,298

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30th

	2006	2005	2004
	(Expressed in US Dollars)
CASH PROVIDED BY (USED FOR) OPERATIONS
Loss for the period	$(5,020,542)	$(2,381,658)	$(1,936,547)
Items not affecting cash
Depreciation, depletion & amortization	758,435	750,867	15,978
Accretion of asset retirement obligation	117,545	44,540	—
Stock based compensation	611,572	559,963	39,120
Write-off of mineral properties	114,360	630,332	330,285
Gain on disposal of mining equipment	—	(155,199)	—
Severance expense	(27,820)	61,106	—
	(3,446,450)	(490,049)	(1,551,164)
Changes in non-cash working capital items (Note 12)	2,970,312	(4,357,410)	720,590
	(476,138)	(4,847,459)	(830,574)
INVESTING ACTIVITIES
Property, plant and equipment	(25,700)	(3,987,643)	(1,889,409)
Proceeds from disposal of equipment	—	200,199	—
Acquisition of Pangea Resources Inc (Note 3)	—	—	(4,323,753)
Reclamation bonds	(3,135)	(45,256)	(47,972)
Expenditures on mineral properties, net of recoveries	(1,704,808)	(1,321,555)	(1,223,327)
	(1,733,643)	(5,154,255)	(7,484,461)
FINANCING ACTIVITIES
Common shares issued:
On private placements	4,541,507	10,262,635	7,871,295
On warrant conversion	93,952	591,200	920,243
On option exercise	369,826	200,020	343,933
Share issue costs and finder’s fees	(93,017)	(692,741)	(310,303)
	4,912,268	10,361,114	8,825,168
INCREASE IN CASH AND CASH EQUIVALENTS	2,702,487	359,400	510,133
CASH AND CASH EQUIVALENTS, Beginning of year	957,251	597,851	87,718
CASH AND CASH EQUIVALENTS, End of year	$3,659,738	$957,251	$597,851
Supplementary information on non-cash transactions
Shares issued and applied to notes payable (Note 3)	$—	$500,000	$—
Warrants issued to Underwriter (Note 9)	$—	$131,020	$—

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTY EXPENDITURES
For the years ended June 30th

		South					Other
	Limousine	Carlin				Timber	Nevada	Mexican
	Butte	Project	Keystone	BMX	Cornerstone	Creek	Properties	Properties	Total
	(Expressed in US Dollars)
Total as at June 30, 2003	$473,912	$756,611	$117,277	$11,215	$—	$40,061	$88,016	$—	$1,487,092
Exploration salaries &
wages	45,833	2,927	26,025	9,728	1,612	2,255	87,527	18,871	194,778
Land holding costs	45,900	7,864	52,434	97,306	10,049	37,547	82,836	86,398	420,334
Surveying	—	—	9,480	3,689	—	4,461	18,413	11,572	47,615
Environmental	225	—	14	2,847	—	—	16,430	—	19,516
Geology	3,952	190	2,119	34,949	23	677	135,474	35,035	212,419
Surface geochemistry	1,564	—	643	16,906	—	3,354	3,290	9,506	35,263
Geophysics	—	—	15,835	2,000	—	6,000	48,100	—	71,935
Road work & trenching	3,788	—	—	3,653	—	—	5,668	—	13,109
Drilling	153,386	—	—	126,218	—	—	264,776	—	544,380
Other	3,995	—	1,176	6,422	—	403	13,523	6,763	32,282
Total expenditures	258,643	10,981	107,726	303,718	11,684	54,697	676,037	168,145	1,591,631
Cost recoveries	—	—	—	(293,304)	—	—	—	—	(293,304)
Property write-offs	—	(245,196)	—	—	—	—	(85,089)	—	(330,285)
Total as at June 30, 2004	732,555	522,396	225,003	21,629	11,684	94,758	678,964	168,145	2,455,134
Exploration salaries &
wages	10,650	—	14,734	2,855	40,824	14,825	155,136	23,964	262,988
Land holding costs	56,678	9,616	68,312	74,662	32,772	37,704	84,217	57,077	421,038
Surveying	—	—	4,028	6,145	11,638	7	23,980	6,728	52,526
Environmental	—	—	—	—	4	8	8,398	—	8,410
Geology	22	—	497	3,450	5,148	2,353	14,181	53,607	79,258
Surface geochemistry	—	—	4,446	—	27,893	—	11,666	81,382	125,387
Geophysics	—	—	—	—	—	3,350	52,550	57,736	113,636
Road work & trenching	—	—	—	—	—	—	23,169	61,627	84,796
Drilling	1,020	—	5,460	—	22	—	148,140	150,621	305,263
Other	—	—	—	—	—	—	—	40,100	40,100
Total expenditures	68,370	9,616	97,477	87,112	118,301	58,247	521,437	532,842	1,493,402
Cost recoveries	(56,500)	—	(78,720)	(76,627)	—	—	—	—	(211,847)
Property write-offs	—	—	—	—	—	—	(630,332)	—	(630,332)
Total as at June 30, 2005	744,425	532,012	243,760	32,114	129,985	153,005	570,069	700,987	3,106,357
Exploration salaries &
wages	2,960	—	17,782	15,505	53,181	18,132	93,121	107,129	307,810
Land holding costs	—	9,639	20	80,587	43,009	48,151	58,234	207,803	447,443
Surveying	—	—	—	—	991	6,716	4,966	1,726	14,399
Geology	—	—	—	1,226	212	666	1,453	43,381	46,938
Surface geochemistry	—	—	—	—	2,199	—	3,962	55,230	61,391
Geophysics	—	—	—	—	—	5,300	18,950	5,524	29,774
Road work & trenching	—	—	—	9,110	31,880	7,200	222	21,207	69,619
Drilling	—	—	91,724	71,202	248,629	236,916	36,541	—	685,012
Other	—	—	—	—	—	—	—	19,042	19,042
Total expenditures	2,960	9,639	109,526	177,630	380,101	323,081	217,449	461,042	1,681,428
Cost recoveries	—	—	(11,620)	—	—	—	—	—	(11,620)
Property write-offs	—	(23)	—	—	—	—	(114,337)	—	(114,360)
Total as at June 30, 2006	$747,385	$541,628	$341,666	$209,744	$510,086	$476,086	$673,181	$1,162,029	$4,661,805

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30th 2006 and 2005
(expressed in US Dollars)

1. Nature of Operations and Going Concern

          Nevada Pacific Gold Ltd. (“the Company”) was incorporated under the laws of the Province of British Columbia. Its principal business activities consist of the production of gold and silver in Mexico and exploring for and developing gold and silver properties in Mexico and the western United States, primarily Nevada.

          These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company has recorded losses from operations since its inception. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain additional financing to develop its mineral properties, the future performance of the Magistral Gold Mine, which is currently in a leach only phase, the existence of economically recoverable reserves, and upon its ability to attain profitable operations. Management continues to seek additional financing necessary to permit the Company to continue operations. There can be no assurance that management will be successful in all these activities. Because of this uncertainty, there is substantial doubt about the ability of the Company to continue as a going concern. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

2. Significant Accounting Policies

     Basis of presentation and principles of consolidation

          These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles (“US GAAP”) are disclosed in Note 17.

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Pacific Gold (US), Inc., Pangea Resources Inc. and Compania Minera Pangea, S.A. de C.V. All inter-company transactions and balances have been eliminated.

     Use of estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements. Significant estimates by management include the carrying value of property, plant and equipment, useful lives of such assets, reserves and resources, the asset retirement provision, future income tax valuation allowance, inventory valuation and stock-based compensation valuation assumptions. These estimates are reviewed and adjusted regularly to ensure that they are reasonable. The estimates may vary from actual results.

     Property, plant and equipment

     (a) Plant and equipment

          Plant and equipment are depreciated over the estimated lives of the assets on a unit-of-production or straight-line basis as appropriate. Amortization of property, plant and equipment at the Magistral Gold Mine commenced upon commercial production on a unit-of-production basis.

     (b) Mineral properties and deferred costs

          The acquisition cost of mineral properties and related exploration and development costs, as well as directly attributable general and administrative support costs and salaries, are deferred. When a mineral property is sold,

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

abandoned, or deemed not to contain economic reserves, all costs are written-off. The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

          Deferred costs include operating costs, net of revenues, prior to the commencement of commercial production of the Magistral Gold Mine. Deferred costs are, upon commencement of commercial production, amortized over the estimated life of the ore body to which they relate, on a unit-of-production basis, or are written off if the property is abandoned or written down if there is considered to be a permanent impairment in value.

     Asset retirement obligations

          Effective July 1, 2004, the Company adopted CICA Handbook Section 3110 “Asset Retirement Obligations”. The accounting standard applies to future asset retirement requirements and requires that the fair value of liabilities for asset retirement obligations are recorded in the period in which they occur. The liability is accreted over time through periodic charges to earnings. The asset retirement cost is capitalized as part of the carrying value of the asset and is amortized over the useful life of the asset.

     Cash and cash equivalents

          The Company considers cash and cash equivalents to be cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Interest earned is recognized immediately in operations.

     Inventories

          Inventories include gold ore, stockpiled ore and supplies inventories. Gold poured, in transit and at refineries, is recorded at the lower of cost and net realizable value, stockpiled ore is valued at the lower of cost and net realizable value and includes amortization, depreciation and depletion and supplies inventory is carried at the lower of cost and replacement cost.

     Revenue recognition

          Revenue from the sale of metals is recognized in the accounts upon delivery of the product to the customer when title transfers and the rights and obligations of ownership pass to the buyer. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.

     Foreign currency translation

          The Company and its subsidiaries are considered to be integrated foreign operations. Their financial statements and transaction amounts denominated in foreign currencies are translated into U.S. dollars as follows:

  monetary items are translated at the rate of exchange in effect at the balance sheet date,

  non-monetary items are translated at the historical exchange rates,

  revenue and expense items are translated at the average rate for the period, except for items for which amortization is charged, and foreign currency translation gains and losses are included in operations.

     Income taxes

          The Company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Company and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

     Stock based compensation

          Effective July 1, 2004, the Company adopted provisions of CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”. The Company is required to employ the fair value method of accounting for all stock based awards. The Company has applied the new provisions retroactively, without restatement. The Company recorded a cumulative increase to deficit and a corresponding increase to contributed capital of $287,376 on July 1, 2004 with respect to stock options granted during the years ended June 30, 2003 and 2004.

     Loss per share

          Loss per share is calculated using the weighted-average number of shares outstanding during the year. The Company follows the “treasury stock” method in its calculation of diluted earnings per share.

     Variable interest entities

          Effective January 1, 2005, the Company has adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG-15). The new standard provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting rights. The adoption of this guideline did not have any impact on the consolidated financial statements of the Company.

3. Acquisition of Pangea Resources Inc.

          On February 2, 2004, the Company acquired all of the outstanding shares of Pangea Resources Inc. (“Pangea”) whereby the Company acquired 100% of the Magistral Gold Mine and related assets beneficially owned by Compania Minera Pangea S.A. de C.V. (“Minera Pangea”) in Mexico, a wholly owned subsidiary of Pangea. Under the purchase agreement, the Company acquired Pangea for $4,000,000 cash and 2,000,000 common shares of the Company with an estimated fair value of $1.00 CDN per share with a further $3,000,000 note payable due on or before August 2, 2004. A general security agreement was put in place on the assets of the Company. The Company incurred acquisition costs of $370,699. The acquisition has been accounted for using the purchase method.

          During the year ended June 30, 2005 the Company’s $3,000,000 note payable was settled by the payment of $2,522,116, including $22,116 in accrued interest, and the issuance of 669,485 shares of the Company, valued at $500,000. All security granted by the Company has been returned to the Company.

          Management does not consider that the Magistral Gold Mine was operating at commercial levels at the time the mine was acquired. Prior to commercial production, effective January 1, 2005, pre-production expenditures, net of revenue, were capitalized to property. Included in the liabilities assumed on the purchase is an estimated tax liability for the Magistral Gold Mine of $600,000, which is included in accounts payable and accrued liabilities. There is a degree of uncertainty associated with the measurement of this estimated Mexican tax liability. This amount may change as a result of the resolution of certain Mexican tax issues arising from the acquisition.

4. Product inventory and stockpiled ore

	June 30	June 30
	2006	2005
Stockpiled ore	$—	$3,788,972
Gold ore	109,074	323,661
	$109,074	$4,112,633

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Property, plant and equipment

	June 30	June 30	June 30
	2006	2005	2004
Magistral Gold Mine
Plant and equipment	$2,760,526	$2,760,526	$1,841,972
Property and deferred costs	10,245,081	10,240,243	7,172,689
Asset retirement obligation asset	1,477,593	1,477,593	1,477,593
Accumulated amortization and depletion	(1,220,546)	(1,136,023)	—
	13,262,654	13,342,339	10,492,254
Other equipment	136,776	115,914	114,245
Accumulated amortization .	(93,116)	(69,299)	(46,247)
	43,660	46,615	67,998
	$13,306,314	$13,388,954	$10,560,252

6. Mineral Properties

     Limousine Butte

          The Limousine Butte property is located northwest of Ely, Nevada in White Pine County, and was staked by the Company such that the Company controls the mineral rights to the property. The property is subject to a sliding scale net smelter return royalty of 1.5% to 2.5% on all production from the property, with an advance payment of $1,000,000 to be made at the commencement of commercial production and to be credited against future royalty payments.

          On September 7, 2004, the Company signed a binding letter agreement with Placer Dome U.S. Inc. (“Placer Dome”), a wholly owned subsidiary of Placer Dome Inc., whereby Placer Dome had the right to earn a 60% interest in the Company’s Limousine Butte project by spending $4,000,000 on exploration over a five-year period. On April 26, 2006 the Company received notification from Placer Dome of its election to terminate the letter agreement. All rights to the properties and all exploration data relating to the properties have been returned to the Company.

     South Carlin Project

          The Company’s principal interest in the South Carlin project is the Woodruff Creek property. The Woodruff Creek property is located within Elko County, Nevada. In January 2001, the Company completed its acquisition of a 100% interest in the property from Kennecott Exploration Company (“Kennecott”) by incurring over $500,000 in exploration expenditures over a four-year period and by paying $50,000 to Kennecott. Kennecott retains an uncapped 1% net smelter return royalty on the project.

     Keystone

          The Company acquired the Keystone project in Nevada through staking and the purchase of two patented claims in 1999 and expanded the property in 2002 through the staking of 109 unpatented mining claims.

          On September 7, 2004, the Company signed a binding letter agreement with Placer Dome, whereby Placer Dome had the right to earn a 60% interest in the Company’s Keystone project by spending $5,000,000 on exploration over a five-year period. On April 26, 2006 the Company received notification from Placer Dome of its election to terminate the letter agreement. All rights to the properties and all exploration data relating to the properties have been returned to the Company.

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     BMX

          During the year ended June 30, 2003, the Company acquired mineral rights to the Battle Mountain (BMX) project. The project has been staked by the Company, through the location of unpatented Federal lode mining claims and is 100% owned by the Company.

          On November 27, 2002, the Company signed a binding letter of agreement with Placer Dome whereby Placer Dome had the right to earn a 60% interest in the BMX project by paying the Company $200,000 on signing and expending $4,000,000 on exploration on the project over a five-year period. On October 21, 2005, the Company received notification from Placer Dome of its election to terminate the letter agreement. All rights to the properties and all exploration data relating to the properties have been returned to the Company.

     Bluebird Gold Property

          The Bluebird property lies within the area of interest of the Company’s BMX project. On April 30, 2003, the Company signed a 10-year mining lease agreement with exploration rights with the owner of the Bluebird property. The lease is renewable in 5-year increments with the owner retaining a 3% net smelter return. The property is located at the northern end of the Battle Mountain Trend, Lander County, Nevada and consists of 10 unpatented mining claims. The Company can purchase 1.5% of the net smelter return at any time for $500,000 per percentage point. Advanced annual royalties are payable to the owners of $10,000 per year for the first nine years and $25,000 per year for subsequent years.

     Cornerstone (Pat Canyon)

          In May 2004, the Company signed a 10-year renewable mining lease agreement to acquire the exploration rights to the Cornerstone property, which is located less than three miles east of the Company’s Keystone project in Eureka County, Nevada and consists of 106 mineral claims. The owners retain a 3-4% sliding scale gross production royalty and advanced royalties payable to the owners were $10,000 on signing of the lease. This amount increases annually to a maximum of $50,000 per year over the term of the lease.

7. Asset retirement obligation

	2006	2005	2004
Asset retirement obligation — beginning of year	$1,567,267	$1,477,593	$—
Obligations incurred during the year	—	—	1,477,593
Accretion expense	117,545	89,674	—
Asset retirement obligation — end of year	$1,684,812	$1,567,267	$1,477,593

          The Company’s asset retirement obligation arises from it obligations for site reclamation and remediation in connection with the Magistral Gold Mine. Under Mexican regulations no deposits are required to secure these obligations.

          The total undiscounted asset retirement obligation is $2,332,864, which is expected to be expended in 2013. In determining the carrying value of the asset retirement obligation, the Company has assumed a credit-adjusted risk-free rate of 7.5% and an inflation rate of 2.75% .

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Share capital

     Authorized

          Unlimited Preferred Shares without par value, with rights to be determined upon issue Unlimited Common Shares without par value

Issued and Outstanding	Number of Shares	Amount
Balance as at June 30, 2003	20,142,503	$4,857,823
Private Placements	13,821,352	7,849,847
On acquisition of Pangea Resources Inc	2,000,000	1,491,333
On exercise of warrants	2,394,998	920,243
On exercise of options	775,000	343,933
Finder’s fee	80,000	21,448
Share issue costs	—	(310,303)
Balance as at June 30, 2004	39,213,853	$15,174,324
Private Placements	5,533,655	4,091,285
Underwritten offering	7,586,712	6,171,350
Issued for payment on note payable	669,485	500,000
On exercise of warrants	1,723,801	591,200
On exercise of options	715,000	200,020
Fair value of options exercised	—	15,805
Finder’s fee	—	(681,734)
Share issue costs	—	(142,027)
Balance as at June 30, 2005	55,442,506	$25,920,223
Private Placement — (i)	12,500,000	4,431,286
Private Placement — (ii)	200,000	110,221
On exercise of warrants	89,515	93,952
On exercise of options	740,000	369,826
Fair value of options exercised	—	122,652
Share issue costs	—	(93,017)
Balance as at June 30, 2006	68,972,021	$30,955,143
______________________
(i)

On December 9, 2005, the Company announced that it had entered into an agreement with Mr. Robert McEwen to issue 12,500,000 units at a price of $0.40 CDN per unit for aggregate proceeds of $5,000,000 CDN. Each unit consisted of one common share and one common share purchase warrant with each warrant exercisable to acquire one common share of the Company at an exercise price of $0.50 CDN for a term of two years. As a result of the private placement, Mr. McEwen holds approximately 18.2% of the outstanding shares of the Company and, in event of the exercise of all the warrants, Mr. McEwen will hold approximately 30.8% of the outstanding common shares of the Company. In accordance with the rules of the TSX Venture Exchange, as this constitutes a “change in control”, the placement closed in two tranches. The first tranche, consisting of 6,921,213 units was completed on December 14, 2005. The second tranche for the balance of the units was conditional upon receiving shareholder approval. The Company called an extraordinary general meeting of the shareholders on January 23, 2006 and the shareholders approved the transaction, which was completed on May 11, 2006. The shares and warrants comprising the units and the shares underlying such warrants are subject to a four-month hold period. No finder’s fees are payable on this placement.

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii)

On January 13, 2006, the Company issued 200,000 units to an officer of the Company. Each unit was issued at a price of $0.64 CDN for gross proceeds of $128,000 CDN. Each unit is comprised of one common share of the Company and one share purchase warrant with each purchase warrant entitling the holder to purchase one common share of the Company at $0.80 CDN until January 13, 2008. The shares and warrants comprising the units and the shares underlying such warrants are subject to a four-month hold period. No finder’s fees were paid on this issue.

     Stock options

          The Company has a stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The maximum aggregate number of common shares to be reserved and authorized, to be issued pursuant to options granted under the Stock Option Plan is 5,496,000 common shares.

          The exercise price for options granted under the Stock Option Plan is determined by committee upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchange on which the common shares are listed. Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, or up to ten years from the date of grant if permitted by applicable stock exchanges, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

          The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. For the year ended June 30, 2006, the Company recognized $611,572 in stock based compensation for employees, directors and consultants. For the year ended June 30, 2005, the company recognized $559,963 in stock based compensation for employees, directors and consultants. For the year ended June 30, 2004, the company recognized $39,120 in stock based compensation for consultants. As permitted by Canadian generally accepted accounting principles, the Company did not use the fair value method of accounting for stock options granted to employees and directors for the year ended June 30, 2004. Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $278,002 in respect of its employee and director stock options.

          Pro forma earnings for 2004 determined under the fair value method of accounting for stock options are as follows:

2004
Loss for the year as reported	$1,936,547
Stock option expense	278,002
Pro forma net loss	$2,214,549
Loss per share — basic and diluted
As reported	$0.06
Pro forma	$0.07

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The fair value of the options granted has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	2006	2005	2004
Risk free interest rate	3.4 to 4%	4%	4%
Expected life	1 to 3 years	1 to 3 years	3 years
Expected volatility	55% to 77%	55% to 77%	85% to 97%
Dividend yield rate	nil	nil	nil

          Option-pricing models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

          A summary of changes to stock options during the period are as follows:

	June 30, 2006		June 30, 2005		June 30, 2004
		Weighted-		Weighted-		Weighted-
	Number	Average	Number	Average	Number	Average
	of Shares	Exercise Price	of Shares	Exercise Price	of Shares	Exercise Price
Outstanding at beginning of year	3,328,500	$0.86 CDN	2,965,000	$0.69 CDN	1,925,000	$0.43 CDN
Granted(i) (ii) (iii)	1,712,500	$1.05 CDN	1,223,500	$1.00 CDN	1,825,000	$0.91 CDN
Exercised	(740,000)	$0.57 CDN	(715,000)	$0.34 CDN	(775,000)	$0.58 CDN
Forfeited	(461,000)	$0.94 CDN	(145,000)	$1.01 CDN	(10,000)	$0.61 CDN
Outstanding at end of the year	3,840,000	$0.99 CDN	3,328,500	$0.86 CDN	2,965,000	$0.69 CDN
Options exercisable at the end of the year	2,263,750	$0.95 CDN	1,782,125	$0.74 CDN	1,355,000	$0.38 CDN
_______________
(i)

On August 30, 2005 the Company granted to consultants 50,000 stock options with an exercise price of $0.80 CDN. These options have a term of one year and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.16 per option at grant date.

(ii)

On March 2, 2006 the Company granted to directors, employees and consultants 1,462,500 stock options with an exercise price of $0.99 CDN. These options have a term of ten years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.45 per option at grant date.

(iii)

On June 1, 2006 the Company granted to a director 200,000 stock options with an exercise price of $1.54 CDN. These options have a term of ten years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.66 per option at grant date.

          Stock options outstanding as at June 30, 2006 are as follows:

		Weighted-	Weighted-
	Number	Average	Average
	Outstanding	Life Remaining	Exercise Price
Range of Exercise Prices ($)	at June 30, 2006	(Years)	($)

0.53 - 1.00 CDN	3,095,000	7.59	0.90 CDN

1.01 - 1.54 CDN	745,000	8.28	1.36 CDN

Total	3,840,000	7.72	0.99 CDN

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Warrants

          A summary of changes to warrants during the period are as follows:

	June 30, 2006		June 30, 2005		June 30, 2004
		Weighted-		Weighted-		Weighted-
	Number	Average	Number	Average	Number	Average
	of Warrants	Exercise Price	of Warrants	Exercise Price	of Warrants	Exercise Price
Outstanding at beginning of the year	6,420,841	$1.19 CDN	5,255,676	$1.05 CDN	699,998	$0.65 CDN
Granted	12,700,000	$0.50 CDN	6,420,841	$1.19 CDN	6,950,676	$0.91 CDN
Exercised	(89,515)	$1.20 CDN	(1,723,801)	$0.45 CDN	(2,394,998)	$0.51 CDN
Expired	(4,324,426)	$1.18 CDN	(3,531,875)	$1.35 CDN	—	—
Outstanding at end of the year	14,706,900	$0.60 CDN	6,420,841	$1.19 CDN	5,255,676	$1.05 CDN

          Share purchase warrants outstanding at June 30, 2006 were as follows:

Number	Exercise Price	Expiry Date
1,874,400	$1.20 CDN	August 17, 2006 (iv)
132,500	$1.20 CDN	September 22, 2006 (iv)
6,921,213	$0.50 CDN	December 14, 2007
200,000	$0.80 CDN	January 13, 2008
5,578,787	$0.50 CDN	May 11, 2008
14,706,900
_______________
(iv)

On August 9, 2005 these warrants were extended by an additional twelve months. The original expiry date for the 1,936,900 warrants was August 17, 2005 and for the 159,515 was September 22, 2005. (See note 18)

9. Contributed capital

	2006	2005	2004
Contributed capital — beginning of year	$1,001,674	$39,120	$—
Retained earning adjustment (See Note 2)	—	287,376	—
Fair value of share purchase options vesting during year	611,572	559,963	39,120
Fair value of underwriter’s warrants issued during year	—	131,020	—
Fair value of share purchase options exercised during year	(122,652)	(15,805)	—
Contributed capital — end of year	$1,490,594	$1,001,674	$39,120

10. Related party transactions

          Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

          During the year ended June 30, 2006, a total of $149,730 (2005 — $129,055, 2004 — $129,952) was charged for fees by a legal firm of which the Company’s corporate secretary is a partner. At June 30, 2006, $17,352 (2005 —$5,112, 2004 — $32,345) was owing to this legal firm.

          In May, 1999, the Company became the leaseholder of the head office premises. During the year ended June 30, 2001, the Company entered into a separate sub-lease agreement with Portal Resources Ltd. of which the Company’s Chairman is a director. During the year ended June 30, 2006, a total of $60,340 (2005 — $47,781, 2004 — $14,350)

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was charged by the Company for rent and common office costs. At June 30, 2006, $Nil (2005 — $4,425, 2004 —$13,804) was receivable from this company.

11. Financial Instruments

          The Company’s consolidated financial instruments include cash and cash equivalents, accounts receivable, reclamation bonds and accounts payable. The fair values of these financial instruments approximate their carrying values due to their relatively short periods to maturity.

12. Supplemental cash flow information

	2006	2005	2004
Changes in non-cash working capital
Accounts receivable	$92,468	$238,376	$90,069
Product inventory and stockpiled ore	3,353,464	(1,452,205)	(139,417)
Supplies inventory	129,214	(218,344)	(21,709)
Prepaid expenses	(16,052)	2,655	(184,570)
Accounts payable and accrued liabilities	(588,782)	(427,892)	976,217
Note payable	—	(2,500,000)	—
	$2,970,312	$(4,357,410)	$720,590

13. Segmented information

          The Company has reportable segments in three geographic areas: gold mining operations and exploration in Mexico, exploration and development in the United States and corporate in Canada. Gold mining operations consist of the Magistral Gold Mine in Mexico, acquired on February 2, 2004, which commenced commercial production on January 1, 2005.

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Gold Mining
	Corporate	Exploration	& Exploration
	(Canada)	(U. S.)	(Mexico)	Total
	($)	($)	($)	($)
Property, plant and equipment
June 30, 2006	29,610	14,050	13,262,654	13,306,314
June 30, 2005	38,590	8,025	13,342,339	13,388,954
June 30, 2004	56,203	11,795	10,492,254	10,560,252
Property, plant and equipment:
expenditures
June 30, 2006	9,492	11,370	4,838	25,700
June 30, 2005	769	900	3,985,974	3,987,643
June 30, 2004	61,125	11,458	10,492,254	10,564,837
Mineral Properties
June 30, 2006	—	3,499,776	1,162,029	4,661,805
June 30, 2005	—	2,405,370	700,987	3,106,357
June 30, 2004	—	2,286,989	168,145	2,455,134
Mineral Properties: expenditures
June 30, 2006	—	1,243,766	461,042	1,704,808
June 30, 2005	—	788,713	532,842	1,321,555
June 30, 2004	—	1,055,182	168,145	1,223,327
Net income (loss) for the year ended
June 30, 2006	(2,327,532)	(314,215)	(2,378,795)	(5,020,542)
June 30, 2005	(2,529,225)	(834,873)	982,440	(2,381,658)
June 30, 2004	(1,475,170)	(461,377)	—	(1,936,547)
Gold revenues for the year ended
June 30, 2006	—	—	6,649,300	6,649,300
June 30, 2005	—	—	5,175,235	5,175,235
June 30, 2004	—	—	—	—
Depreciation, depletion and amortization
for the year ended
June 30, 2006	18,472	5,345	734,618	758,435
June 30, 2005	18,382	4,670	1,136,023	1,159,075
June 30, 2004	12,633	3,345	—	15,978

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. Income Taxes

          A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004
Loss before income taxes	$(5,020,542)	$(2,381,658)	$(1,936,547)
Canadian federal and provincial income tax rates	34.12%	35.62%	37.62%
Expected income taxes (recovery)	(1,713,009)	(848,347)	(728,529)
Non-deductible (deductible) expenses for tax purposes	571,904	291,156	20,438
Foreign exchange	(32,940)	109,249	84,417
Foreign income subject to different tax rates	6,880	(50,656)	(12,099)
Valuation allowance	1,167,165	498,598	635,773
Income tax expense	$—	$—	$—

          Future income taxes arise from temporary difference in the recognition of income and expenses for financial reporting and tax purposes. The significant components of the future income tax assets and liabilities are as follows.

	2006	2005	2004
Future income tax assets
Tax losses	$8,344,447	$6,763,379	$4,550,213
Mineral property expenditures	240,561	176,871	149,388
Other temporary differences	474,112	243,850	65,372
Future income tax assets before valuation allowance	8,922,607	7,184,100	4,764,973
Less: valuation allowance	(8,922,607)	(7,184,100)	(4,764,973)
Net future income tax assets	$—	$—	$—

          The Company has estimated tax losses available for Canadian income tax purposes of approximately $7,551447, which expire between 2007 and 2026, $6,310,330 for U.S. tax purposes that expire between 2012 and 2021 and $13,065,607 for Mexican tax purposes that expire between 2006 and 2015.

15. Commitments

          The Company has obligations under operating leases for its corporate offices. Future minimum lease payments for non-cancellable leases with initial or remaining lease terms in excess on one year at June 30, 2006 for the fiscal years ended June 30 are:

2007 — $101,822
2008 — $67,881

          The Magistral Gold Mine production is subject to a net smelter return royalty of 1% for the first 30,000 ounces of gold, 3.5% on the next 350,000 ounces of gold and 1% thereafter. The Company is currently paying net smelter royalties at 3.5% . As at June 30, 2006 the life of mine production is not anticipated to exceed 380,000 ounces.

16. Environmental

          The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

17. Differences Between Canadian and United States Generally Accepted Accounting Principles

          The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

          Applying US GAAP, the consolidated balance sheet at June 30, 2006 would be as follows:

	Balance			Balance
	CDN GAAP		Adjustments	U.S. GAAP
ASSETS
Current assets
Cash and cash equivalents	$3,659,738	$		$3,659,738
Accounts receivable	180,697			180,697
Product inventory and stockpiled ore	109,074			109,074
Supplies inventory	285,152			285,152
Prepaid expenses	239,424			239,424
	4,474,085		—	4,474,085
Property, plant and equipment[a]	13,306,314		(4,657,846)	8,648,468
Mineral properties[a]	4,661,805		(4,661,805)	—
Reclamation bonds	96,363			96,363
	$22,538,567		$(9,319,651)	$13,218,916

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,194,495	$		$1,194,495
	1,194,495			1,194,495
Other liabilities	112,397			112,397
Asset retirement obligation	1,684,812			1,684,812
	1,797,209		—	1,797,209
SHAREHOLDERS’ EQUITY
Share Capital	30,955,143			30,955,143
Contributed capital[b]	1,490,594		(287,376)	1,203,218
Deficit[a][b]	(12,898,874)		(9,032,275)	(21,931,149)
	19,546,863		(9,319,651)	10,227,212
	$22,538,567		$(9,319,651)	$13,218,916

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Applying US GAAP, the consolidated balance sheet at June 30, 2005 would be as follows:

	Balance			Balance
	CDN GAAP		Adjustments	U.S. GAAP
ASSETS
Current assets
Cash and cash equivalents	$957,251	$		$957,251
Accounts receivable	273,165			273,165
Product inventory and stockpiled ore[a]	4,112,633		(154,743)	3,957,890
Supplies inventory	414,366			414,366
Prepaid expenses	223,372			223,372
	5,980,787		(154,743)	5,826,044
Property, plant and equipment[a]	13,388,954		(4,684,518)	8,704,436
Mineral properties[a]	3,106,357		(3,106,357)	—
Reclamation bonds	93,228			93,228
	$22,569,326		$(7,945,618)	$14,623,708

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,783,277	$		$1,783,277
	1,783,277		—	1,783,277
Other liabilities	175,217			175,217
Asset retirement obligation	1,567,267			1,567,267
	1,742,484		—	1,742,484
SHAREHOLDERS’ EQUITY
Share Capital	25,920,223			25,920,223
Contributed capital[b]	1,001,674		(287,376)	714,298
Deficit[a][b]	(7,878,332)		(7,658,242)	(15,536,574)
	19,043,565		(7,945,618)	11,097,947
	$22,569,326		$(7,945,618)	$14,623,708

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s net loss for the year ended June 30, 2006 is summarized below:

	CDN		US
	GAAP	Adjustments	GAAP
GOLD SALES[a]	$6,649,300	$—	$6,649,300
COST OF SALES[a]	7,903,654	55,251	7,958,905
DEPRECIATION AND DEPLETION[a]	734,618	(236,666)	497,952
ROYALTIES[a]	381,572	—	381,572
	9,019,844	(181,415)	8,838,429
LOSS FROM MINING OPERATIONS	(2,370,544)	(181,415)	(2,189,129)
EXPENSES AND OTHER INCOME
General and administrative	1,944,511		1,944,511
Interest and financing costs	—		—
Stock-based compensation	611,572		611,572
Foreign exchange losses	36,904		36,904
Other income	(57,349)		(57,349)
Write-down of mineral properties[a]	114,360	(114,360)	—
Exploration cost[a]	—	1,669,808	1,669,808
	2,649,998	1,555,448	4,205,446
LOSS FOR THE YEAR .	$5,020,542	$1,374,033	$6,394,575
Basic and diluted loss per share	$0.08		$0.11
Weighted average number of common shares
outstanding	60,304,369		60,304,369

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s net loss for the year ended June 30, 2005 is summarized below:

	CDN		US
	GAAP	Adjustments	GAAP
GOLD SALES[a]	$5,175,235	$2,915,992	$8,091,227
COST OF SALES[a]	3,347,153	6,582,479	9,929,632
DEPRECIATION AND DEPLETION [a]	727,815	149,657	877,472
ROYALTIES[a]	262,197	264,729	526,926
GAIN ON DISPOSAL OF MINING EQUIPMENT	—	(155,199)	(155,199)
	4,337,165	6,841,666	11,178,830
EARNINGS (LOSS) FROM MINING
OPERATIONS	838,070	(3,925,674)	(3,087,604)
EXPENSES AND OTHER INCOME
General and administrative	2,084,400		2,084,400
Interest and financing costs	22,378		22,378
Stock-based compensation	559,963		559,963
Foreign exchange losses	115,796		115,796
Other income	(37,942)		(37,942)
Write-down of mineral properties[a]	630,332	(630,332)	—
Exploration cost[a]	—	1,281,555	1,281,555
Gain on disposal of mining equipment	(155,199)	155,199
	3,219,728	806,422	4,206,150
LOSS FOR THE YEAR	$2,381,658	$4,732,096	$7,113,754
Basic and diluted loss per share	$0.05		$0.14
Weighted average number of common shares
outstanding	51,295,350		51,295,350

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s net loss for the year ended June 30, 2004 is summarized below.

	CDN		US
	GAAP	Adjustments	GAAP
GOLD SALES[a] .	$—	$2,654,492	$2,654,492
COST OF SALES[a]	—	3,145,048	3,145,048
DEPRECIATION AND DEPLETION[a]	—	202,809	202,809
ROYALTIES[a]	—	65,023	65,023
	—	3,412,880	3,412,880
LOSS FROM MINING OPERATIONS	—	(758,388)	(758,388)
EXPENSES AND OTHER INCOME
General and administrative	1,538,190		1,538,190
Interest and financing costs	1,159		1,159
Stock-based compensation	39,120		39,120
Foreign exchange losses	117,226		117,226
Other income	(89,433)		(89,433)
Write-down of mineral properties[a]	330,285	(330,285)	—
Exploration cost[a]	—	1,298,327	1,298,327
	1,936,547	968,042	2,904,589
LOSS FOR THE YEAR .	$1,936,547	$1,726,430	$3,662,977
Basic and diluted loss per share	$0.06		$0.12
Weighted average number of common shares
outstanding .	30,305,758		30,305,758

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s cash flow for the year ended June 30, 2006 is summarized below.

	CDN		US
	GAAP	Adjustments	GAAP
CASH PROVIDED BY (USED FOR) OPERATIONS
Loss for the period[a]	$(5,020,542)	$(1,374,033)	$(6,394,575)
Items not affecting cash
Depreciation, depletion & amortization[a]	758,435	(236,666)	521,769
Accretion of asset retirement obligation[a]	117,545		117,545
Stock based compensation	611,572		611,572
Write-off of mineral properties[a]	114,360	(149,360)	(35,000)
Severance expenses	(27,820)		(27,820)
Changes in non-cash working capital items[a]	2,970,312	55,251	3,025,563
	(476,138)	(1,704,808)	(2,180,946)
INVESTING ACTIVITIES
Property, plant and equipment[a]	(25,700)	—	(25,700)
Proceeds from disposal of equipment	—		—
Reclamation deposits	(3,135)		(3,135)
Expenditures on mineral properties, net of
recoveries[a]	(1,704,808)	1,704,808	—
	(1,733,643)	1,704,808	(28,835)
FINANCING ACTIVITIES
Common shares issued:
On private placements	4,541,507		4,541,507
On warrant conversion	93,952		93,952
On option exercise	369,826		369,826
Share issue costs and finder’s fees	(93,017)		(93,017)
	4,912,268	—	4,912,268
INCREASE IN CASH AND CASH EQUIVALENTS	2,702,487	—	2,702,487
CASH AND CASH EQUIVALENTS, beginning of
year	957,251		957,251
CASH AND CASH EQUIVALENTS, end of year	$3,659,738	$—	$3,659,738

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s cash flow for the year ended June 30, 2005 is summarized below.

	CDN		US
	GAAP	Adjustments	GAAP
CASH PROVIDED BY (USED FOR) OPERATIONS
Loss for the period[a]	$(2,381,658)	$(4,732,096)	$(7,113,754)
Items not affecting cash
Depreciation, depletion & amortization[a]	750,867	149,657	900,524
Accretion of asset retirement obligation[a]	44,540	45,134	89,674
Stock based compensation	559,963		559,963
Write-off of mineral properties[a]	630,332	(670,332)	(40,000)
Gain on disposal of property, plant &
equipment	(155,199)		(155,199)
Severance expenses	61,106		61,106
Changes in non-cash working capital items[a]	(4,357,410)	872,580	(3,484,830)
	(4,847,459)	(4,335,057)	(9,182,516)
INVESTING ACTIVITIES
Property, plant and equipment[a]	(3,987,643)	3,013,502	(974,141)
Proceeds from disposal of equipment	200,199		200,199
Reclamation deposits	(45,256)		(45,256)
Expenditures on mineral properties, net of
recoveries[a]	(1,321,555)	1,321,555	—
	(5,154,255)	4,335,057	(819,198)
FINANCING ACTIVITIES
Common shares issued:
On private placements	10,262,635		10,262,635
On warrant conversion	591,200		591,200
On option exercise	200,020		200,020
Share issue costs and finder’s fees	(692,741)		(692,741)
	10,361,114	—	10,361,114
INCREASE IN CASH AND CASH EQUIVALENTS	359,400	—	359,400
CASH AND CASH EQUIVALENTS, beginning of
year	597,851		597,851
CASH AND CASH EQUIVALENTS, end of year	$957,251	$—	$957,251

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between Canadian GAAP and US GAAP on the Company’s cash flow for the year ended June 30, 2004 is summarized below.

	CDN		US
	GAAP	Adjustments	GAAP
CASH PROVIDED BY (USED FOR) OPERATIONS
Loss for the period[a]	$(1,936,547)	$(1,726,430)	$(3,662,977)
Items not affecting cash
Depreciation, depletion & amortization[a]	15,978	202,809	218,787
Stock based compensation	39,120		39,120
Write-off of mineral properties[a]	330,285	(255,285)	75,000
Severance expenses[a]		17,478	17,478
Changes in non-cash working capital items[a]	720,590	(964,479)	(243,889)
	(830,574)	(2,725,907)	(3,556,481)
INVESTING ACTIVITIES
Property, plant and equipment[a]	(1,889,409)	1,502,580	(386,829)
Acquisition of Pangea Resources Inc.	(4,323,753)		(4,323,753)
Reclamation deposits	(47,972)		(47,972)
Expenditures on mineral properties, net of
recoveries[a]	(1,223,327)	1,223,327	—
	(7,484,461)	2,725,907	(4,758,554)
FINANCING ACTIVITIES
Common shares issued:
On private placements	7,871,295		7,871,295
On warrant conversion	920,243		920,243
On option exercise	343,933		343,933
Share issue costs and finder’s fees	(310,303)		(310,303)
	8,825,168	—	8,825,168
INCREASE IN CASH AND CASH EQUIVALENTS	510,133	—	510,133
CASH AND CASH EQUIVALENTS, beginning of
year	87,718		87,718
CASH AND CASH EQUIVALENTS, end of year	$597,851	$—	$597,851

[a] Property, plant and equipment/Mineral properties

          (i) Under US GAAP, mineral properties and exploration costs related to mineral properties for which commercial feasibility has not yet been established are expensed as incurred. Under CDN GAAP, exploration expenditures may be capitalized as incurred.

          (ii) For mineral properties where commercial feasibility has been established, under US GAAP, start-up costs are expensed as incurred in accordance with AICPA Statement of Position 98-5, Reporting on the Cost of Start-up Activities.

          Under CDN GAAP, these start-up costs are deferred and amortized over the estimated life of the property following the commencement of the commercial production, or written off if the property is sold, allowed to lapse,

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

abandoned or impaired. Under CDN GAAP, deferred start-up costs include operating costs, net of revenue, prior to the commencement of commercial production.

          Under CDN GAAP the Magistral Gold Mine began commercial production on January 1, 2005 and therefore from acquisition on February 2, 2004 to January 1, 2005 all operating costs, net of revenue for the Magistral Gold Mine were deferred to property, plant and equipment.

          Accordingly, gold sales, cost of sales, depreciation and depletion and royalties are included in the loss for the year for US GAAP and were deferred to property plant and equipment for CDN GAAP.

          The differences in the amounts deferred to pad inventory and property, plant and equipment are cumulative and affect the opening balances for each period following June 30, 2004.

[b] Stock based compensation

          Under US GAAP, accounting for stock-based compensation plan is recognized and measured in accordance with FASB Statement No 123, Accounting for Stock-based Compensation (SFAS 123). The statement recommends companies to follow a fair market value based method of accounting for stock-based compensation plan. SFAS 123 also allows companies to continue to measure compensation cost using intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for stock Issued to Employees. Under the fair value based method, compensation cost is measured at the grant date based on value of the award and recognized over the service period, which is usually the vesting period. Under the intrinsic method, cost of stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

          Under CDN GAAP, CICA 3870, Stock-Based Compensation and Other Stock — Based Payments, recommends companies to adopt the fair valued base method of accounting for all stock-based compensation. The section permitted companies to continue to measure stock-based compensation using intrinsic value method of accounting but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

          Effective July 1, 2004, the Company adopted the fair value method of accounting for stock-based compensation in accordance with CICA 3870. This change in accounting policy was applied retroactively without restatement of prior years’ financial statements. The Company recorded a cumulative increase of $287,376 to opening deficit and contributed capital.

          For US GAAP purposes, the Company has chosen to adopt the fair value based method on a modified prospective basis from July 1, 2004 as permitted by SFAS 148, Accounting for Stock-Based Compensation —Transition and Disclosure, an amendment of SFAS 123. The balance sheet difference between US GAAP and CDN GAAP occurs as a result of the modified prospective adoption of the fair value method under SFAS 148.

[c] Comprehensive Income

          Under US GAAP, comprehensive income is recognized and measured in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 130 Reporting Comprehensive Income. Comprehensive income includes all changes in equity other than those resulting from investment by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders’ equity but are excluded from net income as these transactions or events are attributable to changes from non-owner sources. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign exchange gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income is not yet effective under Canadian GAAP. Under US GAAP comprehensive income is equal to net income for the Company for the years presented.

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

[d] Recent accounting pronouncements

          In June 2005, the AcSB issued CICA 3831, Non-monetary Transactions, replacing the former CICA 3830. This statement will be effective for fiscal periods beginning after January 1, 2006. Earlier application is permitted for non-monetary asset exchanges executed in periods beginning on or after July 1, 2005. Retroactive application is prohibited. The new Canadian standard is, in all material respects, consistent with the related US standard.

          In April 2005, the AcSB issued CICA 1530, Comprehensive Income, which introduces new rules for reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self — sustaining foreign operations (cumulative translation adjustment). CICA 1530 is effective for fiscal years beginning on or after October 1, 2006.

          In April 2005, the AcSB issued CICA 3865, Hedges, which is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13, Hedging Relationships, and Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

          In April 2005, the CICA issued Handbook Sections 3855, Financial Instruments — Recognition and Measurement. This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

          On March 30, 2005, the FASB ratified the Emerging Issues Task Force (EITF) consensus in Issue 04-06 that post-production stripping costs are a component of mineral inventory costs subject to provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, Inventory Pricing (ARB43). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as “stripping costs”. It is the accounting for costs incurred during the production stage of the mine, or the post-production stripping costs, that are addressed in Issue 04-06. Based upon this consensus, post production stripping costs should be considered costs of extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of the reporting period. The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after December 15, 2005 with early adoption permitted. The consensus can be adopted either prospectively through a cumulative effect adjustment through opening retained earning or retrospectively by restating prior periods. On March 2, 2005, AcSB issued EIC 160, which addresses the accounting treatment of stripping costs. EIC 160 is applicable to fiscal years beginning on or after July 1, 2006. The Company has not determined the method of adoption or the impact of EITF 04-06 or EIC 160, if any, on the Company’s financial position or results from operation. The Company currently has no deferred stripping costs.

          On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principles unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

          In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 108 (FIN 48). FIN 48

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006.

18. Subsequent Events

          Subsequent to June 30, 2006, there were 1,418,150 warrants exercised at $1.20 CDN for gross proceeds of $1,701,780 CDN and 175,000 stock options exercised at an average price of $0.64 CDN for gross proceeds of $111,500 CDN.

APPENDIX C — FINANCIAL STATEMENTS OF NEVADA PACIFIC

Consolidated Financial Statements
Three Months Ended September 30, 2006

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2006	2006
	(Expressed in US Dollars)
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,544,851	$3,659,738
Accounts receivable	208,377	180,697
Product inventory (Note 3)	204,217	109,074
Supplies inventory	259,138	285,152
Prepaid expenses	281,892	239,424
	4,498,475	4,474,085
Property, plant and equipment (Note 4)	13,205,317	13,306,314
Mineral properties	5,508,007	4,661,805
Reclamation bonds	96,363	96,363
	$23,308,162	$22,538,567

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,013,414	$1,194,495
	1,013,414	1,194,495
Other liabilities	109,350	112,397
Asset retirement obligation (Note 5)	1,631,090	1,684,812
	1,740,440	1,797,209

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	32,619,378	30,955,143
Contributed surplus	1,581,739	1,490,594
Deficit .	(13,646,809)	(12,898,874)
	20,554,308	19,546,863
	$23,308,162	$22,538,567

Nature of operations and Going Concern (Note 1) Commitments (Note 9)

Approved by the Board:

/s/ MICHAEL BELEY	/s/ GARY NORDIN
Michael Beley,	Gary Nordin,
Director	Director

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended September 30th

	2006	2005
	(Expressed in US Dollars)
	(Unaudited)
GOLD SALES	$752,590	$2,185,513
COST OF SALES .	742,400	2,913,885
DEPRECIATION AND DEPLETION	11,572	290,984
ROYALTIES .	46,723	121,329
	800,695	3,326,198
LOSS FROM MINING OPERATIONS	48,105	1,140,685
EXPENSES AND OTHER INCOME
General and administrative	550,271	367,703
Stock-based compensation	134,564	55,440
Foreign exchange (gain) loss	398	(6,471)
Other income	(36,131)	(870)
	649,102	415,802
LOSS BEFORE THE UNDERNOTED ITEMS	697,207	1,556,487
Write-down of mineral properties	50,728	40,457
LOSS FOR THE PERIOD	$747,935	$1,596,944
Basic and diluted loss per share	$0.01	$0.03
Weighted average number of shares outstanding	69,777,263	55,471,673

CONSOLIDATED STATEMENTS OF DEFICIT
For the three months ended September 30th

	2006	2005
	(Expressed in US Dollars)
	Unaudited
DEFICIT, Beginning of the period .	$12,898,874	$7,878,332
Loss for the period .	747,935	1,596,944
DEFICIT, End of the period	$13,646,809	$9,475,276

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended September 30th

	2006	2005
	(Expressed in US Dollars)
	(Unaudited)
CASH PROVIDED BY (USED FOR) OPERATIONS
Loss for the period	$(747,935)	$(1,596,944)
Items not affecting cash Depreciation, depletion & amortization	17,255	296,394
Accretion of asset retirement obligation	30,020	29,386
Stock based compensation	134,564	55,440
Write-down of mineral properties .	50,728	40,457
Severance expense .	(3,047)	14,910
	(518,415)	(1,160,357)
Changes in non-cash working capital items (Note 8)	(418,763)	1,004,603
	(937,178)	(155,754)
INVESTING ACTIVITIES
Property, plant and equipment	—	(3,945)
Expenditures on mineral properties, net of recoveries	(798,525)	(591,168)
	(798,525)	(595,113)
FINANCING ACTIVITIES
Common shares issued:
On warrant conversion	1,521,768	—
On option exercise	99,635	53,550
Shares subscribed	—	99,157
Share issue costs and finder’s fees	(587)	(2,730)
	1,620,816	149,977
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(114,887)	(600,890)
CASH AND CASH EQUIVALENTS, Beginning of the year	3,659,738	957,251
CASH AND CASH EQUIVALENTS, End of the period	$3,544,851	$356,361

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTY EXPENDITURES
As at June 30, 2006 and September 30, 2006

		South					Other
	Limousine	Carlin				Timber	Nevada	Mexican
	Butte	Project	Keystone	BMX	Cornerstone	Creek	Properties	Properties	Total
	(Expressed in US Dollars)
					(Unaudited)
Total as at June 30, 2005	$744,425	$532,012	$243,760	$32,114	$129,985	$153,005	$570,069	$700,987	$3,106,357

Exploration salaries & wages	2,960	—	17,782	15,505	53,181	18,132	93,121	107,129	307,810
Land holding costs	—	9,639	20	80,587	43,009	48,151	58,234	207,803	447,443
Surveying	—	—	—	—	991	6,716	4,966	1,726	14,399
Geology	—	—	—	1,226	212	666	1,453	43,381	46,938
Surface geochemistry	—	—	—	—	2,199	—	3,962	55,230	61,391
Geophysics	—	—	—	—	—	5,300	18,950	5,524	29,774
Road work & trenching	—	—	—	9,110	31,880	7,200	222	21,207	69,619
Drilling	—	—	91,724	71,202	248,629	236,916	36,541	—	685,012
Other	—	—	—	—	—	—	—	19,042	19,042
Total expenditures	2,960	9,639	109,526	177,630	380,101	323,081	217,449	461,042	1,681,428
Cost recoveries	—	—	(11,620)	—	—	—	—	—	(11,620)
Property write-offs	—	(23)	—	—	—	—	(114,337)	—	(114,360)
Total as at June 30, 2006	747,385	541,628	341,666	209,744	510,086	476,086	673,181	1,162,029	4,661,805
Exploration salaries & wages	—	—	2,067	146	3,822	—	18,266	87,510	111,811
Land holding costs	129,632	9,616	49,552	64,712	20,830	41,523	58,900	214,596	589,361
Surveying	—	—	—	—	—	—	—	—	—
Geology	—	—	107	—	—	—	528	210	845
Surface geochemistry	—	—	—	—	207	—	—	54,989	55,196
Geophysics	—	—	—	—	—	—	—	—	—
Road work & trenching	—	—	—	—	—	—	—	42,306	42,306
Drilling	—	—	—	7,935	14,421	—	—	73,583	95,939
Other	—	—	—	—	—	—	—	1,472	1,472
Total expenditures	129,632	9,616	51,726	72,793	39,280	41,523	77,694	474,666	896,930
Property write-offs	—	—	—	(24,580)	—	—	(26,148)	—	(50,728)
Total as at Sept. 30, 2006	$877,017	$551,244	$393,392	$257,957	$549,366	$517,609	$724,727	$1,636,695	$5,508,007

See accompanying notes to consolidated financial statements

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended September 30th 2006
(Unaudited — expressed in US Dollars unless otherwise noted)

1. Nature of Operations and Going Concern

          Nevada Pacific Gold Ltd. (“the Company”) was incorporated under the laws of the Province of British Columbia. Its principal business activities consist of the production of gold and silver in Mexico and exploring for and developing gold and silver properties in Mexico and the western United States, primarily Nevada.

          These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company has recorded losses from operations since its inception. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain additional financing to develop its mineral properties, the future performance of the Magistral Gold Mine, which is currently in care and maintenance, the existence of economically recoverable reserves, and upon its ability to attain profitable operations. Management continues to seek additional financing necessary to permit the Company to continue operations. There can be no assurance that management will be successful in all these activities. Because of this uncertainty, there is substantial doubt about the ability of the Company to continue as a going concern. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

2. Significant Accounting Policies

     Basis of presentation and principles of consolidation

          These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles (“US GAAP”) are disclosed in Note 11. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual consolidated financial statements.

          These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company.

          The interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Pacific Gold (US), Inc., Pangea Resources Inc. and Compania Minera Pangea, S.A. de C.V. All inter-company transactions and balances have been eliminated.

3. Product inventory

	September 30	June 30
	2006	2006

Gold ore	$204,217	$109,074

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Property, plant and equipment

	September 30	June 30
	2006	2006
Magistral Gold Mine
Plant and equipment	$2,760,526	$2,760,526
Property and deferred costs	10,245,081	10,245,081
Asset retirement obligation asset	1,393,851	1,477,593
Accumulated amortization and depletion	(1,232,118)	(1,220,546)
	13,167,340	13,262,654
Other equipment	136,776	136,776
Accumulated amortization	(98,799)	(93,116)
	37,977	43,660
	$13,205,317	$13,306,314

5. Asset retirement obligation

	September 30,	June 30,
	2006	2006
Asset retirement obligation — beginning of year	$1,684,812	$1,567,267
Obligations incurred during the period	—	—
Accretion expense	30,020	117,545
Revisions in estimated cash flows	(83,742)	—
Asset retirement obligation — end of period	$1,631,090	$1,684,812

          The Company’s asset retirement obligation arises from it obligations for site reclamation and remediation in connection with the Magistral Gold Mine. Under Mexican regulations no deposits are required to secure these obligations.

          The total undiscounted asset retirement obligation is $2,561,919, which is expected to be expended in 2013. In determining the carrying value of the asset retirement obligation, the Company has assumed a credit-adjusted risk-free rate of 7.5% and an inflation rate of 3.33% .

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Share capital

     Authorized

          Unlimited Preferred Shares without par value, with rights to be determined upon issue Unlimited Common Shares without par value

	Number
Issued and outstanding	of Shares	Amount
Balance as at June 30, 2005	55,442,506	$25,920,223
Private Placement	12,500,000	4,431,286
Private Placement	200,000	110,221
On exercise of warrants	89,515	93,952
On exercise of options	740,000	369,826
Fair value of options exercised	—	122,652
Share issue costs	—	(93,017)
Balance as at June 30, 2006	68,972,021	30,955,143
On exercise of warrants	1,418,150	1,521,768
On exercise of options	175,000	99,635
Fair value of options exercised	—	43,419
Share issue costs	—	(587)
Balance as at September 30, 2006	70,565,171	$32,619,378

     Stock options

          The Company has a stock option plan as described in the most recent annual financial statements of the Company. The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.

          A summary of changes to stock options during the period are as follows:

	Three Months Ended		Year Ended
	September 30, 2006		June 30, 2006
		Weighted-		Weighted-
	Number	Average	Number	Average
	of Shares	Exercise Price	of Shares	Exercise Price
Outstanding at beginning of period	3,840,000	$0.99 CDN	3,328,500	$0.86 CDN
Granted	—		1,712,500	$1.05 CDN
Exercised	(175,000)	$0.64 CDN	(740,000)	$0.57 CDN
Forfeited	(585,000)	$1.04 CDN	(461,000)	$0.94 CDN
Outstanding at end of the period	3,080,000	$1.01 CDN	3,840,000	$0.99 CDN
Options exercisable at the end of the
period	2,159,375	$0.97 CDN	2,263,750	$0.95 CDN

          Option-pricing models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Stock options outstanding as at September 30, 2006 are as follows:

		Weighted-Average	Weighted-Average
	Number Outstanding	Life Remaining	Exercise Price
Range of Exercise Prices ($)	at September 30, 2006	(Years)	($)
0.53 - 1.00 CDN	2,445,000	7.40	0.91 CDN
1.01 - 1.54 CDN	635,000	8.14	1.39 CDN
Total	3,080,000	7.56	1.01 CDN

     Warrants

          A summary of changes to warrants during the period are as follows:

	Three Months Ended		Year Ended
	September 30, 2006		June 30, 2006
		Weighted-		Weighted-
	Number	Average	Number	Average
	of Warrants	Exercise Price	of Warrants	Exercise Price
Outstanding at beginning of year	14,706,900	$0.60 CDN	6,420,841	$1.19 CDN
Granted	—		12,700,000	$0.50 CDN
Exercised	(1,418,150)	$1.20 CDN	(89,515)	$1.20 CDN
Expired	(588,750)	$1.20 CDN	(4,324,426)	$1.18 CDN
Outstanding at end of the period	12,700,000	$0.50 CDN	14,706,900	$0.60 CDN

          Share purchase warrants outstanding at September 30, 2006 were as follows:

Number	Exercise Price	Expiry Date
6,921,213	$0.50 CDN	December 14, 2007
200,000	$0.80 CDN	January 13, 2008
5,578,787	$0.50 CDN	May 11, 2008
12,700,000

7. Related party transactions

          Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

          During the three months ended September 30, 2006, a total of $23,738 (2005 — $9,708) was charged for fees by a legal firm of which the Company’s corporate secretary is a partner. At September 30, 2006, $4,248 (June 30, 2006 — $17,352) was owing to this legal firm.

          In May, 1999, the Company became the leaseholder of the head office premises. During the year ended June 30, 2001, the Company entered into a separate sub-lease agreement with Portal Resources Ltd. of which the Company’s Chairman is a director. During the three months ended September 30, 2006, a total of $29,008 (2005 — $12,663) was charged by the Company for rent and common office costs. At September 30, 2006, $21,526 (June 30, 2006 —$Nil) was receivable from this company.

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Supplemental cash flow information

	For the Three Months Ended
	September 30,
	2006	2005
Changes in non-cash working capital
Accounts receivable	$(27,680)	$116,617
Product inventory and stockpiled ore	(95,143)	1,037,989
Supplies inventory	26,014	109,953
Prepaid expenses	(42,468)	30,593
Accounts payable and accrued liabilities	(279,486)	(290,549)
	$(418,763)	$1,004,603

9. Commitments

          The Company has obligations under operating leases for its corporate offices. Future minimum lease payments for non-cancellable leases with initial or remaining lease terms in excess of one year at September 30, 2006 for the fiscal years ended June 30 are:

2007 — $76,366                2008 — $67,881

          The Magistral Gold Mine production is subject to a net smelter return royalty of 1% for the first 30,000 ounces of gold, 3.5% on the next 350,000 ounces of gold and 1% thereafter. The Company is currently paying net smelter royalties at 3.5% . As at September 30, 2006 the life of mine production is not anticipated to exceed 380,000 ounces.

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Segmented information

          The Company has reportable segments in three geographic areas: gold mining operations and exploration in Mexico, exploration and development in the United States and corporate in Canada. Gold mining operations consist of the Magistral Gold Mine in Mexico, acquired on February 2, 2004, which commenced commercial production on January 1, 2005.

			Gold Mining
	Corporate	Exploration	& Exploration
	(Canada)	(U. S.)	(Mexico)	Total
	($)	($)	($)	($)
Property, plant and equipment
September 30, 2006	25,298	12,679	13,167,340	13,205,317
June 30, 2006	29,610	14,050	13,262,654	13,306,314
Property, plant and equipment: expenditures
For the three months ended
September 30, 2006	—	—	—	—
September 30, 2005	3,945	—	—	3,945
Mineral Properties
September 30, 2006	—	3,871,312	1,636,695	5,508,007
June 30, 2006	—	3,499,776	1,162,029	4,661,805
Mineral Properties: expenditures for the three
months ended
September 30, 2006	—	422,264	474,666	896,930
September 30, 2005	—	566,261	24,907	591,168
Net income (loss) for the three months ended
September 30, 2006	(603,076)	(96,754)	(48,105)	(747,935)
September 30, 2005	(369,350)	(86,909)	(1,140,685)	(1,596,944)
Gold revenues for the three months ended
September 30, 2006	—	—	752,590	752,590
September 30, 2005	—	—	2,185,513	2,185,513
Depreciation, depletion and amortization for the
three months ended
September 30, 2006	4,312	1,371	11,572	17,255
September 30, 2005	4,445	965	290,984	296,394

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Differences Between Canadian and United States Generally Accepted Accounting Principles

          The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain significant respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

          Applying US GAAP, the consolidated balance sheet at September 30, 2006 would be as follows:

	Balance			Balance
	CDN GAAP		Adjustments	U.S. GAAP
ASSETS
Current assets
Cash and cash equivalents	$3,544,851	$		$3,544,851
Accounts receivable	208,377			208,377
Product inventory and stockpiled ore	204,217			204,217
Supplies inventory	259,138			259,138
Prepaid expenses	281,892			281,892
	4,498,475		—	4,498,475
Property, plant and equipment[a]	13,205,317		(4,657,846)	8,547,471
Mineral properties[a]	5,508,007		(5,508,007)	—
Reclamation bonds	96,363			96,363
	$23,308,162		$(10,165,853)	$13,142,309
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,013,414	$		$1,013,414
	1,013,414			1,013,414
Other liabilities	109,350			109,350
Asset retirement obligation	1,631,090			1,631,090
	1,740,440		—	1,740,440
SHAREHOLDERS’ EQUITY
Share Capital	32,619,378			32,619,378
Contributed surplus[b] .	1,581,739		(225,535)	1,356,204
Deficit[a][b]	(13,646,809)		(9,940,318)	(23,587,127)
	20,554,308		(10,165,853)	10,388,455
	$23,308,162		$(10,165,853)	$13,142,309

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Applying US GAAP, the consolidated balance sheet at June 30, 2006 would be as follows:

	Balance			Balance
	CDN GAAP		Adjustments	U.S. GAAP
ASSETS
Current assets
Cash and cash equivalents	$3,659,738	$		$3,659,738
Accounts receivable	180,697			180,697
Product inventory and stockpiled ore	109,074			109,074
Supplies inventory	285,152			285,152
Prepaid expenses	239,424			239,424
	4,474,085		—	4,474,085
Property, plant and equipment[a]	13,306,314		(4,657,846)	8,648,468
Mineral properties[a]	4,661,805		(4,661,805)	—
Reclamation bonds	96,363			96,363
	$22,538,567		$(9,319,651)	$13,218,916
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,194,495	$		$1,194,495
	1,194,495			1,194,495
Other liabilities	112,397			112,397
Asset retirement obligation	1,684,812			1,684,812
	1,797,209		—	1,797,209
SHAREHOLDERS’ EQUITY
Share Capital	30,955,143			30,955,143
Contributed surplus[b]	1,490,594		(287,376)	1,203,218
Deficit[a][b]	(12,898,874)		(9,032,275)	(21,931,149)
	19,546,863		(9,319,651)	10,227,212
	$22,538,567		$(9,319,651)	$13,218,916

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s net loss for the three months ended September 30, 2006 is summarized below:

	CDN		US
	GAAP	Adjustments	GAAP
GOLD SALES[a]	$752,590	$—	$752,590
COST OF SALES[a]	742,400	—	742,400
DEPRECIATION AND DEPLETION[a]	11,572	—	11,572
ROYALTIES[a]	46,723	—	46,723
	800,695	—	800,695
LOSS FROM MINING OPERATIONS	(48,105)	—	(48,105)
EXPENSES AND OTHER INCOME
General and administrative	550,271		550,271
Stock-based compensation	134,564	61,841	196,405
Foreign exchange loss	398		398
Other income	(36,131)		(36,131)
Write-down of mineral properties[a]	50,728	(50,728)	—
Exploration cost[a]	—	896,930	896,930
	699,830	908,043	1,655,978
LOSS FOR THE PERIOD	$747,935	$908,043	$1,655,978
Basic and diluted loss per share	$0.01		$0.02
Weighted average number of common shares
outstanding	69,777,263		69,777,263

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s net loss for the three months ended September 30, 2005 is summarized below:

	CDN		US
	GAAP	Adjustments	GAAP
GOLD SALES[a]	$2,185,513	$—	$2,185,513
COST OF SALES[a]	2,913,885	(150,546)	2,763,339
DEPRECIATION AND DEPLETION[a]	290,984	(93,725)	197,259
ROYALTIES[a]	121,329	—	121,329
	3,326,198	(244,271)	3,081,927
LOSS FROM MINING OPERATIONS	1,140,685	(244,271)	896,414
EXPENSES AND OTHER INCOME
General and administrative		367,703	367,703
Stock-based compensation		55,440	55,440
Foreign exchange (gain) loss		(6,471)	(6,471)
Other income		(870)	(870)
Write-down of mineral properties[a]	40,457	(40,457)	—
Exploration cost[a]	—	581,168	581,168
	456,259	540,711	996,970
LOSS FOR THE PERIOD	$1,596,944	$296,440	$1,893,384
Basic and diluted loss per share	$0.03		$0.03
Weighted average number of common shares
outstanding	55,471,673		55,471,673

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s cash flow for the three months ended September 30, 2006 is summarized below.

	CDN		US
	GAAP	Adjustments	GAAP
CASH PROVIDED BY (USED FOR) OPERATIONS
Loss for the period[a]	$(747,935)	$(908,043)	$(1,655,978)
Items not affecting cash
Depreciation, depletion & amortization[a]	17,255	—	17,255
Accretion of asset retirement obligation[a]	30,020		30,020
Stock based compensation	134,564	61,841	196,405
Write-down of mineral properties[a]	50,728	(50,728)	—
Severance expenses	(3,047)		(3,047)
Changes in non-cash working capital items[a]	(418,763)	98,405	(418,763)
	(937,178)	(798,525)	(1,735,703)
INVESTING ACTIVITIES
Expenditures on mineral properties, net of
recoveries[a]	(798,525)	798,525	—
	(798,525)	798,525	—
FINANCING ACTIVITIES
Common shares issued:
On warrant conversion	1,521,768		1,521,768
On option exercise	99,635		99,635
Share issue costs and finder’s fees	(587)		(587)
	1,620,816	—	1,620,816
DECREASE IN CASH AND CASH EQUIVALENTS	(114,887)	—	(114,887)
CASH AND CASH EQUIVALENTS, beginning of
period	3,659,738		3,659,738
CASH AND CASH EQUIVALENTS, end of period	$3,544,851	$—	$3,544,851

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effect of measurement differences between CDN GAAP and US GAAP on the Company’s cash flow for the three months ended September 30, 2005 is summarized below.

	CDN		US
	GAAP	Adjustments	GAAP
CASH PROVIDED BY (USED FOR) OPERATIONS
Loss for the period[a]	$(1,596,944)	$(296,440)	$(1,893,384)
Items not affecting cash
Depreciation, depletion & amortization[a]	296,394	(93,725)	202,669
Accretion of asset retirement obligation[a]	29,386	—	29,386
Stock based compensation	55,440		55,440
Write-down of mineral properties[a]	40,457	(50,457)	(10,000)
Severance expenses	14,910		14,910
Changes in non-cash working capital items[a]	1,004,603	(150,546)	854,057
	(155,754)	(591,168)	(746,922)
INVESTING ACTIVITIES
Property, plant and equipment[a]	(3,945)	—	(3,945)
Expenditures on mineral properties, net of
recoveries[a]	(591,168)	591,168	—
	(595,113)	591,168	(3,945)
FINANCING ACTIVITIES
Common shares issued:
On option exercise	53,550		53,550
Shares subscribed	99,157		99,157
Share issue costs and finder’s fees	(2,730)		(2,730)
	149,977	—	149,977
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(600,890)	—	(600,890)
CASH AND CASH EQUIVALENTS, beginning of
period	957,251		957,251
CASH AND CASH EQUIVALENTS, end of period	$356,361	$—	$356,361

     [a] Property, plant and equipment/Mineral properties

          (i) Under US GAAP, mineral properties and exploration costs related to mineral properties for which commercial feasibility has not yet been established are expensed as incurred. Under CDN GAAP, exploration expenditures may be capitalized as incurred.

          (ii) For mineral properties where commercial feasibility has been established, under US GAAP, start-up costs are expensed as incurred in accordance with AICPA Statement of Position 98-5, Reporting on the Cost of Start-up Activities.

          Under CDN GAAP, these start-up costs are deferred and amortized over the estimated life of the property following the commencement of the commercial production, or written off if the property is sold, allowed to lapse,

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

abandoned or impaired. Under CDN GAAP, deferred start-up costs include operating costs, net of revenue, prior to the commencement of commercial production.

          Under CDN GAAP the Magistral Gold Mine began commercial production on January 1, 2005 and therefore from acquisition on February 2, 2004 to January 1, 2005 all operating costs, net of revenue for the Magistral Gold Mine were deferred to property, plant and equipment.

          Accordingly, gold sales, cost of sales, depreciation and depletion and royalties, prior to January 1, 2005, are included in the loss for the year for US GAAP and were deferred to property plant and equipment for CDN GAAP.

          The differences in the amounts deferred to pad inventory and property, plant and equipment are cumulative and affect the opening balances for each period following June 30, 2004.

     [b] Stock based compensation

          Under CDN GAAP, CICA 3870, Stock-Based Compensation and Other Stock — Based Payments, requires companies to adopt the fair valued base method of accounting for all stock-based compensation.

          Effective July 1, 2004, the Company adopted the fair value method of accounting for stock-based compensation in accordance with CICA 3870. This change in accounting policy was applied retroactively without restatement of prior years’ financial statements. The Company recorded a cumulative increase of $287,376 to opening deficit and contributed surplus.

          For US GAAP purposes, the Company has chosen to adopt the fair value based method on a modified prospective basis from July 1, 2004 as permitted by SFAS 148, Accounting for Stock-Based Compensation —Transition and Disclosure, an amendment of SFAS 123. The balance sheet difference between US GAAP and CDN GAAP occurs as a result of the modified prospective adoption of the fair value method under SFAS 148.

          Effective July 1, 2005, under US GAAP, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), which is a revision to SFAS 123 “Accounting for Stock-Based Compensation”. One of the SFAS 123R requirements is that forfeitures of unvested instruments such as stock options be estimated at the grant date to determine the total compensation to be recognized. Under CDN GAAP, the Company accounts for forfeitures only as they occur. This results in an increase of $61,841 for the three months ended September 30, 2006 between the financial statements prepared under US GAAP compared to those prepared under CDN GAAP.

     [c] Comprehensive Income

          Under US GAAP, comprehensive income is recognized and measured in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 130 Reporting Comprehensive Income. Comprehensive income includes all changes in equity other than those resulting from investment by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders’ equity but are excluded from net income as these transactions or events are attributable to changes from non-owner sources. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign exchange gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income is not yet effective under CDN GAAP. Under US GAAP comprehensive income is equal to net income for the Company for the years presented.

     [d] Recent accounting pronouncements

          In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 108 (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its

NEVADA PACIFIC GOLD LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006.

APPENDIX D — FINANCIAL STATEMENTS OF TONE RESOURCES

TONE RESOURCES LIMITED

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006 and 2005

 (Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Tone Resources Limited
(An Exploration Stage Company)

          We have audited the consolidated balance sheets of Tone Resources Limited as at August 31, 2006 and 2005 and the consolidated statements of loss, cash flows and stockholders’ equity for the three years then ended and for the period October 31, 2001 (Date of Inception) to August 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the three years then ended and for the period October 31, 2001 (Date of Inception) to August 31, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ AMISANO HANSON
November 8, 2006 except as to Note 9(f)	Chartered Accountants
which is as of November 24, 2006

COMMENTS BY AUDITOR FOR US READERS ON CANADA — US REPORTING CONFLICT

          In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the financial statements, the Company has losses from operations and the recoverability of amounts shown for mineral property costs is dependent upon whether the properties contain reserves that are economically recoverable, which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          Our report to the shareholders dated November 8, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	/s/ AMISANO HANSON
November 8, 2006 except as to Note 9(f)	Chartered Accountants
which is as of November 24, 2006

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

TONE RESOURCES LIMITED
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
August 31, 2006 and 2005

	2006	2005
	(Stated in Canadian Dollars)
ASSETS
Current
Cash and cash equivalents	$1,247,413	$5,069
GST recoverable	12,409	6,508
Prepaid expenses and advances	6,816	2,558
	1,266,638	14,135
Reclamation bonds — Note 3	33,338	34,584
Mineral property costs — Notes 4 and 6 and Schedule 1	1,329,076	1,124,298
	$2,629,052	$1,173,017

LIABILITIES
Current
Accounts payable	$56,229	$51,861
Due to related parties — Note 6	44,832	77,204
	101,061	129,065

STOCKHOLDERS’ EQUITY
Share capital — Notes 5, 6, 7, 9 and 10	5,683,895	2,927,262
Share subscriptions — Note 9(b)	7,500	—
Contributed surplus — Note 5	425,492	621,849
Deficit .	(3,588,896)	(2,505,159)
	2,527,991	1,043,952
	$2,629,052	$1,173,017
Nature and Continuance of Operations — Note 1
Commitments — Notes 4, 5 and 9
Subsequent Events — Note 9

See accompanying notes

TONE RESOURCES LIMITED
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS
for the years ended August 31, 2006, 2005 and 2004
and for the period October 31, 2001 (Date of Inception) to August 31, 2006

				October 31,
				2001(Date of
				Inception) to
				August 31,
	2006	2005	2004	2006
		(Stated in Canadian Dollars)
General and administrative expenses
Accounting and audit fees — Note 6	$170,242	$35,808	$62,012	$332,025
Advertising and promotion	68,935	32,937	28,174	143,537
Consulting fees	75,000	—	—	82,747
Filing fees	20,802	16,769	29,450	75,785
Finance fees	—	10,000	—	10,000
Investor relations	93,500	68,000	79,435	254,435
Legal fees — Note 6	203,420	59,192	179,391	491,900
Management fees — Note 6	154,900	151,581	181,036	742,382
Office and miscellaneous	9,575	13,334	14,971	58,992
Rent — Note 6	15,000	15,000	15,000	67,665
Stock-based compensation — Note 6	149,312	282,409	368,313	807,972
Secretarial — Note 6	11,060	11,389	13,462	49,206
Telephone	13,055	13,679	16,046	61,736
Transfer agent fees	14,067	8,213	6,912	33,428
Travel	84,728	37,865	82,241	270,109
Loss before other items	(1,083,596)	(756,176)	(1,076,443)	(3,481,919)
Other items
Foreign exchange loss	(7,591)	(17,389)	(7,440)	(37,041)
Interest income	7,450	535	1,203	12,833
Write-off of mineral property costs — Note 4	—	(82,769)	—	(82,769)
Net loss for the period	$(1,083,737)	$(855,799)	$(1,082,680)	$(3,588,896)
Basic and diluted loss per share	$(0.06)	$(0.06)	$(0.09)
Weighted average number of shares
outstanding	16,977,183	13,168,002	11,478,821

See accompanying notes

TONE RESOURCES LIMITED
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended August 31, 2006, 2005 and 2004
and for the period October 31, 2001 (Date of Inception) to August 31, 2006

				October 31,
				2001(Date of
				Inception) to
				August 31,
	2006	2005	2004	2006
		(Stated in Canadian Dollars)
Operating Activities
Net loss for the period	$(1,083,737)	$(855,799)	$(1,082,680)	$(3,588,896)
Add items not affecting cash:
Stock-based compensation .	149,312	282,409	368,313	807,972
Write-off of mineral property costs		82,769	—	82,769
Changes in non-cash working capital accounts:
GST recoverable	(5,901)	(3,797)	11,305	(12,409)
Prepaid expenses and advances	(4,258)	13,162	2,275	(6,816)
Accounts payable	4,368	71,921	(43,132)	106,173
Due to related parties	(32,372)	65,819	5,617	44,832
	(972,588)	(343,516)	(738,302)	(2,566,375)
Financing Activities
Share subscriptions	7,500	—	—	7,500
Common shares issued	2,410,964	220,015	1,280,135	5,197,471
	2,418,464	220,015	1,280,135	5,204,971
Investing Activities
Increase (decrease) in reclamation bonds .	1,246	3,281	(2,900)	(33,338)
Mineral property costs	(204,778)	(247,471)	(455,870)	(1,357,845)
	(203,532)	(244,190)	(458,770)	(1,391,183)
Increase (decrease) in cash during the period .	1,242,344	(367,691)	83,063	1,247,413
Cash and cash equivalents, beginning of the
period	5,069	372,760	289,697	—
Cash and cash equivalents, end of the period .	$1,247,413	$5,069	$372,760	$1,247,413
Supplemental disclosure of cash flow information
Cash paid for:
Interest	$—	$—	$—
Income taxes	$—	$—	$—
Cash and cash equivalents are comprised of:
Cash	$541,050	$5,069	$372,760
Term Deposits	706,363	—	—
	$1,247,413	$5,069	$372,060
Non-cash Transactions — Note 7

See accompanying notes

TONE RESOURCES LIMITED
(An Exploration Stage Company)
for the period October 31, 2001 (Date of Inception) to August 31, 2006

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Number of		Special	Share	Contributed
	Common Shares	Amount	Warrants	Subscriptions	Surplus	Deficit	Total
	(Stated in Canadian Dollars)
Balance, October 31, 2001	—	$—	$—	$—	$—	$—	$—
For cash:
Issuance of founders shares — at $0.0001	5,000,000	500	—	—	—	—	500
Issuance of special warrants — at $0.15	—	—	446,611	—	—	—	446,611
Net loss for the period	—	—	—	—	—	(128,982)	(128,982)
Balance, August 31, 2002	5,000,000	500	446,611	—	—	(128,982)	318,129
For cash:
Initial public offering — at $0.50	1,532,700	766,350	—	—	—	—	766,350
Issuance of special warrants — at $0.15	—	—	31,426	—	—	—	31,426
— at $0.50	—	—	231,347	—	—	—	231,347
Less: share issue costs— Note 6	—	(189,877)	—	—	—	—	(189,877)
Conversion of special warrants	3,649,606	709,384	(709,384)	—	—	—	—
Stock-based compensation	—	—	—	—	7,938	—	7,938
Net loss for the year	—	—	—	—	—	(437,698)	(437,698)
Balance, August 31, 2003	10,182,306	1,286,357	—	—	7,938	(566,680)	727,615
For cash:
Pursuant to private placements — at $0.47	1,081,670	508,385	—	—	—	—	508,385
— at $0.50	1,543,500	771,750	—	—	—	—	771,750
Stock-based compensation	—	—	—	—	368,313	—	368,313
Net loss for the year	—	—	—	—	—	(1,082,680)	(1,082,680)
Balance, August 31, 2004	12,807,476	2,566,492	—	—	376,251	(1,649,360)	1,293,383
For cash:
Pursuant to private placements — at $0.40	175,412	70,165	—	—	—	—	70,165
— at $0.40	250,000	100,000	—	—	—	—	100,000
Pursuant to exercise of options — at $0.30	67,500	20,250	—	—	—	—	20,250
— at $0.50	59,200	29,600	—	—	—	—	29,600
Shares for debt — at $0.45	110,986	49,944	—	—	—	—	49,944
Mineral property costs — at $0.45	120,000	54,000	—	—	—	—	54,000
Stock-based compensation	—	—	—	—	282,409	—	282,409
Stock based compensation charge on
stock options exercised	—	36,811	—	—	(36,811)	—	—
Net loss for the year	—	—	—	—	—	(855,799)	(855,799)
Balance, August 31, 2005	13,590,574	2,927,262	—	—	621,849	(2,505,159)	1,043,952
For cash:
Pursuant to private placements — at $0.20	3,300,000	660,000	—	—	—	—	660,000
Pursuant to exercise of options — at $0.20	60,000	12,000	—	—	—	—	12,000
— at $0.30	309,499	92,850	—	—	—	—	92,850
— at $0.35	25,000	8,750	—	—	—	—	8,750
— at $0.40	115,000	46,000	—	—	—	—	46,000
— at $0.50	705,800	352,900	—	—	—	—	352,900
Pursuant to exercise of warrants — at $0.25	165,000	41,250	—	—	—	—	41,250
— at $0.50	158,341	79,170	—	—	—	—	79,170
— at $0.60	171,531	102,919	—	—	—	—	102,919
— at $0.75	1,353,500	1,015,125	—	—	—	—	1,015,125
Share subscriptions	—	—	—	7,500	—	—	7,500
Stock-based compensation	—	—	—	—	149,312	—	149,312
Stock based compensation charge on
stock options exercised	—	345,669	—	—	(345,669)	—	—
Net loss for the year	—	—	—	—	—	(1,083,737)	(1,083,737)
Balance, August 31, 2006	19,954,245	$5,683,895	$—	$7,500	$425,492	$(3,588,896)	$2,527,99
See accompanying notes

Schedule 1

TONE RESOURCES LIMITED
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY COSTS
for the years ended August 31, 2006 and 2005

	South Keystone (Eureka)	Roberts Creek (Eureka)	Kobeh (Eureka)	Kent Springs (Pershing)	Red Ridge (Elko)	Battle Mountain (Lander)	Gold Bar North (Eureka)	Big Antelope Springs (Lander)	Total
					(Stated in Canadian Dollars)				
Property acquisition and maintenance costs									
Balance, August 31, 2005	$29,215	$ 60,894	$140,824	$ 8,759	$ 93,787	$ 61,818	$ 17,089	$12,956	$ 425,342
Claims maintenance — Note 6	5,031	9,703	23,898	1,796	35,473	13,478	3,414	4,313	97,106
Balance, August 31, 2006	34,246	70,597	164,722	10,555	129,260	75,296	20,503	17,269	522,448
Deferred exploration costs									
Balance, August 31, 2005	13,766	88,848	191,259	125	260,624	130,286	13,209	839	698,956
Assaying	—	—	4,461	—	—	—	6,555	374	11,390
Consulting fees	—	—	—	—	853	—	—	—	853
Drilling	—	—	27,217	—	—	—	60,532	—	87,749
Field costs	—	—	1,576	—	—	—	6,104	—	7,680
Balance, August 31, 2006	13,766	88,848	224,513	125	261,477	130,286	86,400	839	806,628
Total	$48,012	$159,445	$389,235	$10,680	$390,737	$205,582	$106,903	$18,482	$1,329,076

See accompanying notes

D-7

Schedule 1

TONE RESOURCES LIMITED
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY COSTS
for the years ended August 31, 2006 and 2005

	South Keystone (Eureka)	Roberts Creek (Eureka)	Kobeh (Eureka)	Kent Springs (Pershing)	Red Ridge (Elko)	Battle Mountain (Lander)	Gold Bar North (Eureka)	Big Antelope Springs (Lander)	Crescent Valley North (Eureka)	Total
	(Stated in Canadian Dollars)									
Property acquisition and maintenance costs										
Balance, August 31, 2004	$25,522	$ 53,772	$123,284	$7,440	$ 54,226	$ 51,927	$14,583	$ 6,385	$ —	$ 337,139
Cash	—	—	—	—	4,243	—	—	—	—	4,243
Common shares — Note 6	—	—	—	—	—	—	—	—	54,000	54,000
Claims maintenance — Note 6	3,693	7,122	17,540	1,319	39,561	9,891	2,506	6,571	28,769	116,972
Balance, August 31, 2005	29,215	60,894	140,824	8,759	98,030	61,818	17,089	12,956	82,769	512,354
Deferred exploration costs										
Balance, August 31, 2004	13,766	88,848	191,259	125	143,538	130,286	525	110	—	568,457
Assaying	—	—	—	—	17,062	—	4,884	—	—	21,946
Consulting fees	—	—	—	—	—	—	5,754	—	—	5,754
Drilling	—	—	—	—	87,196	—	—	—	—	87,196
Field costs	—	—	—	—	4,760	—	2,046	729	—	7,535
Reclamation	—	—	—	—	8,068	—	—	—	—	8,068
Balance, August 31, 2005	13,766	88,848	191,259	125	260,624	130,286	13,209	839	—	698,956
Write-off mineral property — Note 4	—	—	—	—	—	—	—	—	(82,769)	(82,769)
Total	$42,981	$149,742	$332,083	$8,884	$354,411	$192,104	$30,298	$13,795	$ —	$1,124,298

See accompanying notes

D-8

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

          The Company was incorporated on October 31, 2001 in the Yukon Territory. On March 1, 2005, the Company was continued to British Columbia from the Yukon Territory. The Company’s business is the exploration and development of its mineral properties located in Nevada, USA. The Company’s shares are publicly listed on the TSX Venture Exchange.

          These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. At August 31, 2006, the Company has not yet achieved profitable operations and has accumulated losses of $3,588,896 since incorporation. No assurances can be given that the Company will be able to continue as a going concern. Its ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue its operations and therefore be required to realize its assets and discharge its liabilities in other than its the normal course of operations and at amounts different from those reflected in the financial statements. The Company has historically satisfied its capital needs primarily by issuing equity securities. Management plans to continue to provide for its capital needs during the year ended August 31, 2007 by the issuance of common stock.

          The recoverability of amounts shown for mineral property costs is dependent upon the discovery of economically recoverable reserves and the ability to obtain the necessary financing to complete their exploration and development.

Note 2 Significant Accounting Policies

          These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. Except as disclosed in Note 11, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

          The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

     a) Principles of Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly owned United States subsidiary, Tone Resources (US) Inc., which was incorporated on June 27, 2002 in the State of Nevada. All inter-company transactions and balances have been eliminated.

     b) Cash and Cash Equivalents

          Cash and cash equivalents consist of cash and highly liquid short-term deposits held at Canadian banks.

     c) Mineral Property Costs and Depletion

          Property Acquisition Costs

          Acquisitions of mineral properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written off in the year of abandonment.

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Deferred Exploration Costs

          The Company capitalizes all exploration expenses that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenses relative to non-productive resource properties that the Company abandons interest in are written off. Otherwise, the exploration expenses are depleted over the estimated useful lives of the producing resource properties on a method relating recoverable reserves to production.

          The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying values of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Write-downs due to impairment in value are charged to operations. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

     d) Environmental Costs

          Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

     e) Financial Instruments

          The carrying values of cash, accounts payable and due to related parties approximate fair value because of the short-term maturity of those instruments. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

          The Company’s mineral exploration activities are located in the United States of America and expenditures are in U.S. dollars. Consequently some assets and liabilities are exposed to foreign currency fluctuations. As at August 31, 2006, cash of US$234,068 (2005: US$2,089), reclamation bonds of US$30,078 (2005: US$29,133), accounts payable of US$3,270 (2005: US$13,008) and due to related parties of US$10,000 (2005: US$11,435) are included in these consolidated financial statements.

     f) Foreign Currency Translation

          Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Foreign currency denominated revenues and expenses are translated at exchange rates prevailing at the transaction dates. Gains or losses arising from the translations are recognized in the current year.

     g) Basic and Diluted Loss Per Share

          Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     h) Income Taxes

          The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

     i) Stock-based Compensation

          The Company has a stock-based compensation plan (Note 5). During the year ended August 31, 2004, the Company adopted CICA Handbook Section 3870 — “Stock-based Compensation and Other Stock-based Payments”. This change in accounting policy had been applied prospectively with no restatement of prior periods presented for the statements of loss and cash flows.

          Under this standard, the Company must account for compensation expense based on the fair value of options granted under its stock-based compensation plan. Costs attributable to stock options granted to directors, employees or consultants are measured at fair value at the grant date, and expensed when vested with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

          Previously, the Company accounted for stock-based compensation using the settlement method. No compensation expense was recorded in the financial statements for stock options granted to directors and employees as the options had no intrinsic value at the date of grant. Consideration paid on the exercise of stock options was credited to share capital.

Note 3 Reclamation Bonds

          The Company has certificates of deposit that earn interest at approximately 1% per annum. These deposits represent restricted cash as they are pledged as security to the Bureau of Land Management and are only released to the Company after the Company meets inspection requirements. Reclamation costs are added to mineral property costs as incurred.

Note 4 Mineral Property Costs — Note 6

          The Company holds 410 mining claims in Nevada, USA. The properties are located in Eureka, Pershing, Elko and Lander counties and are subject to royalties of 1% to 4% of net smelter returns. Certain of the royalties are payable to a company with a director in common.

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In addition, the Company holds leased mineral rights located in Elko county, Nevada. Lease payments are due as follows for the years ended:

Red Ridge
August 31, 2003	US$	12,000	(paid)
August 31, 2004		12,000	(paid)
August 31, 2005		12,000	(paid)
August 31, 2006		20,000	(paid)
August 31, 2007		20,000	(paid $10,000 subsequently)
August 31, 2008		30,000
August 31, 2009		40,000
August 31, 2010		50,000
August 31, 2011		60,000
August 31, 2012		70,000
August 31, 2013		80,000
August 31, 2014		90,000
August 31, 2015 and each year thereafter		100,000

          On March 9, 2004, the Company entered into an agreement with Teck Cominco. The agreement grants Teck Cominco the option to earn interests of between 51% and 75% in any two of the Company’s properties located in Nevada. Teck Cominco has a first right of refusal on the Red Ridge property. Upon the Company completing expenditures totalling $1,000,000 on a designated property, Teck Cominco may earn its interest in that property by completing expenditures totalling $3,000,000, preparing feasibility studies and arranging financing for development of the property.

     Crescent Valley North

          By an agreement dated October 19, 2004, the Company entered into a mining lease with a company with a common director to acquire 76 mining claims known as the Crescent Valley North claims located in Nevada in exchange for 120,000 common shares of the Company (issued) and lease payments.

          During the year ended August 31, 2005, after issuing the above-noted shares and paying US$12,000 in lease payments, the Company abandoned its interest in these claims and wrote-off related mineral property costs in the amount of $82,769.

Note 5 Share Capital — Notes 6 and 9

     a) Authorized:

          An unlimited number of common shares without par value

     b) Escrow:

          At August 31, 2006, there were no common shares held in escrow. At August 31, 2005 there were 1,542,000 common shares held in escrow. These shares were released from escrow on the following dates:

November 16, 2005	771,000
May 16, 2006	771,000
1,542,000

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     c) Commitments:

     i) Stock-based Compensation Plan

          Stock options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant. Pursuant to the stock-based compensation plan, options may not be granted at an exercise price of less than $0.10 per share. Stock options have a maximum term of five years. The Company’s options vest 25% on the date of the grant with the remaining 75% vesting over the next 18 months at a rate of 12.5% per quarter based on the original amount granted.

          A summary of the status of the Company’s stock option plan as of August 31, 2006 and 2005 and the changes during the years then ended is presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Options outstanding, beginning of year	2,673,032	$0.50	1,850,000	$0.50
Granted	150,000	$0.25	1,099,732	$0.41
Exercised	(1,215,300)	$0.42	(126,700)	$0.39
Cancelled	(45,500)	$0.47	(150,000)	$0.50
Options outstanding, end of year	1,562,232	$0.48	2,673,032	$0.50
Options exercisable, end of year	1,475,732	$0.48	2,115,291	$0.50

          The following stock options were outstanding as at August 31, 2006:

	Exercise	Expiry
Number	Price	Date
1,104,000	$0.50	May 16, 2008
50,000	$0.50	June 09, 2008
12,500	$0.50	July 21, 2008
100,000	$0.50	November 14, 2008
12,000	$0.30	September 2, 2009
122,732	$0.50	February 1, 2010
96,000	$0.40	July 26, 2010
40,000	$0.20	November 18, 2010
25,000	$0.35	December 2, 2010
1,562,232

          At August 31, 2006, 86,500 of the above outstanding options were not yet vested with the optionees. These options will vest with the optionees over the period from September 2, 2006 to June 2, 2007.

          Non-cash compensation charges totalling $149,312 (2005: $282,409) (2004: $368,313) associated with vested options granted to directors, employees and consultants were recognized in the consolidated financial statements of the

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company. These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Years ended August 31,
	2006	2005	2004
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	94.9%	99.2%	90.0%
Risk-free interest rate	2.0%	2.0%	2.0%
Expected term in years	5 years	5 years	5 years

          The weighted average fair value at the date of grant of the stock options granted was as follows:

	Years ended August 31,
	2006	2005	2004
Weighted average fair value	$0.18	$0.29	$0.32
Total options granted	150,000	1,099,732	550,000
Total fair value of options granted	$27,000	$314,972	$178,500

     ii) Share Purchase Warrants

          At August 31, 2006, there were 3,186,175 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

	Exercise
Number	Price	Expiry Date
10,000	$0.75	July 5, 2006 (Note 9(b))
41,175	$0.80	November 26, 2006 (Note 9(f))
2,405,000	$0.25	December 19, 2007
730,000	$0.25	March 3, 2008
3,186,175

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 Related Party Transactions — Notes 4, 5 and 9

          The Company incurred the following charges from directors and officers of the Company, a company with a director in common with the Company and the daughter of a director of the Company for the years ended August 31, 2006, 2005 and 2004 and for the period October 31, 2001 (Date of Inception) to August 31, 2006:

				October 31,
				2001(Date of
				Inception) to
				August 31,
	2006	2005	2004	2006
Accounting fees	$98,157	$13,725	$—	$111,882
Legal fees	70,003	30,209	41,945	148,510
Management fees	154,900	151,581	181,036	742,382
Mineral property acquisition costs
— common shares	—	54,000	—	54,000
— claims maintenance	—	15,717	—	102,964
Rent .	15,000	15,000	15,000	67,665
Share issue costs	—	—	—	74,275
Stock-based compensation	110,162	197,763	286,813	594,738
Secretarial	11,060	11,389	13,462	49,056
	$459,282	$489,384	$538,256	$1,945,472

          These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

          Amounts due to related parties are due to directors and officers of the Company and represent advances and unpaid fees and expenses. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

          During the year ended August 31, 2005, the Company issued 151,700 common shares for cash proceeds of $59,850 and 120,000 common shares for mineral property acquisition costs of $54,000 to directors of the Company and to a company with a director in common with the Company.

          During the year ended August 31, 2006, the Company issued 3,639,583 common shares for cash proceeds of $987,791 to directors and officers of the Company.

Note 7 Non-cash Transactions

          Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended August 31, 2005, the Company issued 120,000 common shares at $0.45 totalling $54,000 as a property acquisition cost pursuant to a mining lease. In addition, the Company issued 110,986 common shares at $0.45 to settle a debt of $49,944. These transactions have been excluded from the statements of cash flows.

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 Income Taxes

          Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005
Future income tax assets
Tax losses carried forward	$1,365,779	$1,022,523
Less: valuation allowance	(1,365,779)	(1,022,523)
	$—	$—

          The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry forward periods to utilize all the future tax assets.

          At August 31, 2006, the Company and its subsidiary have accumulated losses totalling $4,008,322, which may be carried forward to reduce future years income for federal and state income tax purposes. These losses, the potential benefit of which have not been recognized in these financial statements, expire as follows:

		United States
	Canada	of America	Total
2009	$100,542	$—	$100,542
2010	377,116	—	377,116
2011	661,076	—	661,076
2015	432,271	—	432,271
2016	886,833	—	886,833
2022	—	96,061	96,061
2023	—	352,776	352,776
2024	—	487,178	487,178
2025	—	363,623	363,623
2026	—	250,846	250,846
	$2,457,838	$1,550,484	$4,008,322

Note 9 Subsequent Events

          a) On September 11, 2006, the Company issued 100,000 common shares at $0.25 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants outstanding at August 31, 2006.

          b) On October 23, 2006, the Company issued 10,000 common shares at $0.75 per share for proceeds of $7,500 pursuant to the exercise of share purchase warrants outstanding at August 31, 2006. These proceeds were received prior to August 31, 2006.

          c) On October 23, 2006, the Company issued 18,750 common shares at $0.35 per share to a director of the Company for proceeds of $6,563 pursuant to the exercise of share purchase options outstanding at August 31, 2006.

          d) On October 31, 2006, the Company issued 15,000 common shares at $0.50 per share for proceeds of $7,500 pursuant to the exercise of share purchase options outstanding at August 31, 2006.

          e) On October 31, 2006, the Company issued 10,000 common shares at $0.25 per share for proceeds of $2,500 pursuant to the exercise of share purchase warrants outstanding at August 31, 2006.

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          f) On November 24, 2006, the Company issued 41,175 common shares at $0.80 per share for proceeds of $32,940 pursuant to the exercise of share purchase warrants outstanding at August 31, 2006.

Note 10 Offer to Purchase

          On March 5, 2006, the Company received an offer from US Gold Corporation to acquire 100% of the issued securities of the Company. Shareholders of the Company will receive .26 of a share of US Gold Corporation for each share of the Company. The proposed offer is subject to shareholder and regulatory approval.

Note 11 Differences Between Canadian and United States Accounting Principles

          These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

          The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

     a) Mineral Property Costs and Deferred Exploration Costs

          Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States (“US GAAP”) mineral property acquisition and exploration costs must be expensed as incurred. Therefore an additional expense is required under US GAAP.

TONE RESOURCES LIMITED
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b) The impact of the above on the consolidated financial statements is as follows:

	2006	2005	2004
Net Loss and Loss Per Share
Net loss for the year per Canadian GAAP	$(1,083,737)	$(855,799)	$(1,082,680)
Write-off of mineral property costs	—	82,769	—
Mineral property costs .	(204,778)	(301,471)	(455,870)
Net loss for the year per US GAAP	$(1,288,515)	$(1,074,501)	$(1,538,550)
Basic and diluted loss per share per US GAAP	$(0.08)	$(0.08)	$(0.13)
Total Assets and Liabilities
Total assets per Canadian GAAP	$2,629,051	$1,173,017
Mineral property costs	(1,329,076)	(1,124,298)
Total assets per US GAAP	$1,299,975	$48,719
Total liabilities per Canadian and US GAAP	$101,061	$129,065
Stockholders’ Equity
Deficit, end of the year, per Canadian GAAP	$(3,588,896)	$(2,505,159)
Mineral property costs	(1,329,076)	(1,124,298)
Deficit, end of the year, per US GAAP	(4,917,972)	(3,629,457)
Capital stock per Canadian and US GAAP	5,683,894	2,927,262
Share subscriptions per Canadian and US GAAP	7,500	—
Contributed surplus per Canadian and US GAAP	425,492	621,849
Stockholders’ equity (deficiency) per US GAAP	$1,198,914	$(80,346)
Statements of Cash Flows
Operating Activities per Canadian GAAP	$(972,588)	$(343,516)	$(738,302)
Mineral property costs	(204,778)	(247,471)	(455,870)
Operating Activities per US GAAP	$(1,177,366)	$(590,987)	$(1,194,172)
Financing Activities per Canadian and US GAAP	$2,418,463	$220,015	$1,280,135
Investing Activities per Canadian GAAP	$(203,532)	$(244,190)	$(458,770)
Mineral property costs	204,778	247,471	455,870
Investing Activities per US GAAP	$1,246	$3,281	$(2,900)

Note 12 Comparative Figures

          Certain comparative figures as at August 31, 2005 and for the years ended August 31, 2005 and 2004 have been reclassified to conform with the financial statement presentation adopted for the year ended August 31, 2006.

TONE RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS — UNAUDITED
November 30, 2006

          In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed these unaudited consolidated interim financial statements of Tone Resources Limited for the three months ended November 30, 2006.

TONE RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS — UNAUDITED
November 30, 2006

TONE RESOURCES LIMITED

CONSOLIDATED BALANCE SHEET — UNAUDITED

	November 30,	August 31,
	2006	2006
ASSETS
Current assets
Cash at bank .	$1,088,430	$1,247,413
Accounts receivable	12,061	12,409
Retainers and prepaid expenses	17,042	6,816
	1,117,533	1,266,638
Reclamation bond	34,118	33,338
Mineral property costs	1,341,047	1,329,076
	$2,492,698	$2,629,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accruals	$77,496	$101,061
SHAREHOLDERS’ EQUITY
Share capital
Authorized, an unlimited number of common shares without par value
Issued 20,149,170 shares (August 31 — 19,954,245)	5,775,722	5,683,895
Share subscriptions	—	7,500
Contributed surplus	426,148	425,492
Deficit	(3,786,668)	(3,588,896)
	2,415,202	2,527,991
	$2,492,698	$2,629,052

APPROVED BY THE DIRECTORS

/s/ SCOTT D. BAXTER	Director	/s/ DANIEL F. HUBER	Director
Scott D. Baxter		Daniel F. Huber

See notes to interim consolidated financial statements

TONE RESOURCES LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT — UNAUDITED

	Three Months Ended
	November 30,
	2006	2005
Revenue	$—	$—
Expenditures
Accounting, legal	102,238	30,099
Advertising, promotions, travel	32,518	2,927
Foreign exchange	(7,761)	845
Management fees	48,753	44,068
Rent, office, other	4,184	11,232
Stock-based compensation	10,480	42,872
Transfer and filing fees	7,360	2,883
	197,772	134,926
NET LOSS FOR PERIOD	(197,772)	(134,926)
Deficit beginning of period	(3,588,896)	(2,505,159)
DEFICIT END OF PERIOD	$(3,786,668)	$(2,640,085)
Loss per common share	$0.01	$0.01

See notes to interim consolidated financial statements

TONE RESOURCES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS — UNAUDITED

	Three Months Ended
	November 30,
	2006	2005
Operating activities
Loss for the period	$(197,772)	$(134,926)
Add back stock-based compensation	10,480	42,872
Accounts receivable	348	(478)
Retainers and prepaid expenses	(10,226)	58
Reclamation bond	(780)	207
Accounts payable	(23,563)	28,290
	(221,513)	(63,977)
Investing activities
Mineral property costs	(11,972)	(13,282)
Financing activities
Share subscriptions	(7,500)	73,009
Common share issuance	82,002	26,400
	74,502	99,409
INCREASE (DECREASE) IN CASH	(158,983)	22,150
Cash beginning of period	1,247,413	5,069
CASH END OF PERIOD	$1,088,430	$27,219

See notes to interim consolidated financial statements

Notes to Interim Consolidated Financial Statements — Unaudited
TONE RESOURCES LIMITED

November 30, 2006

Note 1 — Nature and Continuance of Operations

          These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the company will realize its assets and discharge its liabilities in the normal course of business. The company has accumulated losses of $3,786,668 since incorporation. No assurances can be given that the company will be able to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and, or, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue its operations. Management plans to continue to provide for its capital needs by the issuance of common stock; the company is also seeking one or more potential joint venture partners to develop and explore its existing mining properties.

Note 2 — Interim Reporting

          While the information presented in the accompanying interim financial statements for the three months ended November 30, 2006, and the three months ended November 30, 2005, is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. Management suggests that these interim financial statements be read in conjunction with the company’s audited August 31, 2006, financial statements. These financial statements follow the same accounting policies and the methods of their application as the company’s audited August 31, 2006, annual financial statements.

Note 3 — Mineral Property Costs

          The company holds 410 mining claims in Nevada, USA. The properties are located in Eureka, Pershing, Elko and Lander counties and are subject to royalties of 1% to 4% of net smelter returns. Certain of the royalties are payable to a company with a director in common.

          During the period to November 30, 2006, the company incurred the following mineral property costs:

	Three Months	Year	Year	Year	Period
	Ended	Ended	Ended	Ended	to
	November 30,	August 31,	August 31,	August 31,	August 31,
	2006	2006	2005	2004	2003	Total
			Net
Acquisition costs	$—	$—	$4,243	$27,913	$94,684	$126,840
Claims maintenance	11,264	97,106	83,960	96,718	88,599	377,647
Consulting fees	—	853	5,754	7,507	20,454	34,568
Drilling	—	87,749	87,196	224,653	123,841	523,439
Field supplies and other	236	7,680	7,535	18,784	18,440	52,675
Assaying	—	11,390	21,946	59,771	58,196	151,303
Mapping	—	—	—	—	11,773	11,773
Reclamation expenses	471	—	8,068	9,521	16,493	34,553
Title opinion	—	—	—	11,003	17,246	28,249
TOTAL	$11,971	$204,778	$218,702	$455,870	$449,726	$1,341,047

          The amount reported for mineral property costs is not intended to reflect present or future values.

          The company leases two full sections of its Red Ridge property at current lease payments of USD $20,000 per year increasing to USD $50,000 per year in 2011.

Notes to Interim Consolidated Financial Statements — Unaudited
TONE RESOURCES LIMITED — (Continued)

          On March 9, 2004, the company entered into an agreement with Teck Cominco American Incorporated. The agreement grants Teck Cominco the option to earn interests of up to 75% in any two of the company’s current properties. Teck Cominco may earn the interest by completing expenditure requirements totalling $3,000,000 and preparing feasibility reports. Teck Cominco has a first right of refusal on the Red Ridge property.

Note 4 — Related Party Transactions

          During the three months ended November 30, 2006, the company paid management fees to Messrs. Baxter ($19,500) and Mathewson ($2,253) who are shareholders, directors and officers. In addition, $3,750 was paid to Mr. Baxter for rent and $2,279 to his daughter for secretarial services.

          Mineral properties were acquired from KM Exploration Ltd., a company is which Mr. Mathewson was a principal. The transfer prices were based upon the vendor’s actual staking costs. Mr. Mathewson, a company in which Mr. Mathewson is a principal, and two other shareholders of the company, retain an aggregate one to four per cent net smelter return royalty over the company’s mineral claims.

Note 5 — Share Capital

     (a) During the three months ended November 30, 2006, the company issued 194,925 shares for total consideration of $82,002 from the exercise of share purchase warrants and incentive options.

Subsequent to the balance sheet date the company issued 315,000 common shares for consideration of $78,750.

     (b) Stock options

Effective October 15, 2002, the company established an incentive stock option plan and granted options for directors, employees and consultants. The Plan provides for the granting of up to 3,282,826 options which qualify for treatment as incentive stock options or non-statutory stock options and entitles directors, employees and consultants to purchase common shares of the company. Options granted are subject to approval of the Board of Directors or the Stock Option Committee.

The options vest 25 per cent upon TSX Venture Exchange approval and 12.5 percent each quarter thereafter; and immediately become exercisable once vested. The options have a maximum term of five years from the grant date.

	Options Outstanding
		Weighted
	Number of	Average
	Common Shares	Exercise Price
	Issuable	$

Balance, August 31, 2006	1,562,232	0.48
Options granted	—	—
Options exercised	(33,750)	0.42

Balance, November 30, 2006	1,528,482	0.48

Notes to Interim Consolidated Financial Statements — Unaudited
TONE RESOURCES LIMITED — (Continued)

          Stock options outstanding at November 30, 2006, expire as follows.

	Exercise	Expiry
Number	Price	Date
1,104,000	$0.50	May 16, 2008
50,000	0.50	June 9, 2008
12,500	0.50	July 21, 2008
100,000	0.50	November 14, 2008
12,000	0.30	September 2, 2009
107,732	0.50	February 1, 2010
96,000	0.40	July 26, 2010
40,000	0.20	November 15, 2005
6,250	0.35	December 2, 2005
1,528,482

          Non-cash compensation charges totalling $10,480 (2005 — $42,872) associated with vested options granted to directors, employees and consultants was recognized in the financial statements of the company. A compensation charge associated with vested options granted to directors and employees in the amount of $288,750 for the year ended August 31, 2004, was not recognized in the financial statements, but was included in the pro forma amounts which were disclosed. These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model.

     (c) Share Purchase Warrants

          At November 30, 2006, there were 3,025,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

	Exercise	Expiry
Number	Price	Date
2,295,000	$0.25	December 19, 2007
730,000	0.25	March 3, 2008
3,025,000

          Subsequent to the balance sheet date 315,000 shares were issued on the exercise of $0.25 share purchase warrants.

Note 6 — Private Placement and Takeover Bid

          During December, 2005, and March, 2006, Mr. Robert McEwen (chairman of U.S. Gold Corporation) acquired 2.5 million units of Tone Resources Limited, each unit consisting of one common share and one warrant exercisable to acquire an additional common share at a price of $0.25 per share for twenty-four months. Assuming the exercise of all warrants, Mr. McEwen will hold approximately 25 per cent of the outstanding shares of the company.

          On March 5, 2006, U.S. Gold Corporation announced that it proposed to acquire all of the issued shares of Tone Resources Limited and three other companies. Mr. McEwen has said that he will support the proposal to acquire these companies. The proposed offer is subject to shareholder and regulatory approval.

Note 7 Differences Between Canadian and United States Accounting Principles

          These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have

Notes to Interim Consolidated Financial Statements — Unaudited
TONE RESOURCES LIMITED — (Continued)

followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

          The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

     a) Mineral Property Costs and Deferred Exploration Costs

          Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States (“US GAAP”) mineral property acquisition and exploration costs must be expensed as incurred. Therefore an additional expense is required under US GAAP.

     b) The impact of the above on the consolidated financial statements is as follows:

Net Loss and Loss Per Share
Net loss for the period per Canadian GAAP	$(197,772)	$(134,926)
Mineral property costs	(11,972)	(13,282)
Net loss for the period per US GAAP	$(209,744)	$(148,208)
Basic and diluted loss per share per US GAAP	$(0.01)	$(0.01)
Total Assets and Liabilities
Total assets per Canadian GAAP	$2,492,698	$2,629,052
Mineral property costs	(1,341,047)	(1,329,076)
Total assets per US GAAP	$1,151,651	$1,299,976
Total liabilities per Canadian and US GAAP	$77,496	$101,061
Stockholders’ Equity
Deficit, end of the year, per Canadian GAAP	$(3,786,668)	$(3,588,896)
Mineral property costs	(1,341,047)	(1,329,076)
Deficit, end of the year, per US GAAP	(5,127,715)	(4,917,972)
Capital stock per Canadian and US GAAP	5,775,722	5,683,894
Share subscriptions per Canadian and US GAAP	—	7,500
Contributed surplus per Canadian and US GAAP	426,148	425,492
Stockholders’ equity per US GAAP	$1,074,155	$1,198,914

Notes to Interim Consolidated Financial Statements — Unaudited
TONE RESOURCES LIMITED — (Continued)

Statements of Cash Flows
Operating Activities per Canadian GAAP	$(221,513)	$(63,977)
Mineral property costs	(11,972)	(13,282)
Operating Activities per US GAAP	$(233,485)	$(77,259)
Financing Activities per Canadian and US GAAP	$74,502	$99,409
Investing Activities per Canadian GAAP	$(11,972)	$(13,282)
Mineral property costs	11,972	13,282
Investing Activities per US GAAP	$—	$—

APPENDIX E

UNAUDITED FINANCIAL STATEMENTS OF
US GOLD CANADIAN ACQUISITION CORPORATION

UNAUDITED FINANCIAL STATEMENTS OF
US GOLD CANADIAN ACQUISITION CORPORATION

INDEX

Balance Sheet as of September 30, 2006	E-3

Notes to Balance Sheet	E-4

US GOLD CANADIAN ACQUISITION CORPORATION

UNAUDITED BALANCE SHEET

As of
September 30, 2006
Assets
Current Assets:
Cash	$1.00
Total current assets .	$1.00
Liabilities and Shareholder’s Equity
Liabilities	$—
Shareholder’s equity Common shares, authorized — unlimited, issued and outstanding —
1 share .	$1.00
Total shareholder’s equity	$1.00

The accompanying notes are an integral part of this unaudited balance sheet.

US GOLD CANADIAN ACQUISITION CORPORATION

NOTES TO UNAUDITED BALANCE SHEET

Note 1 — Nature of Business:

          US Gold Canadian Acquisition Corporation was incorporated on April 18, 2006 for the purpose of making an offer to purchase the outstanding common shares in the capital of each of Nevada Pacific Gold Ltd., Tone Resources Limited and White Knight Resources Ltd.

          US Gold Canadian Acquisition Corporation is a wholly-owned subsidiary of U.S. Gold Corporation and has no material assets or liabilities and no operating history.

Note 2 — Basis of Reporting:

          The balance sheet of US Gold Canadian Acquisition Corporation is prepared in accordance with accounting principles generally accepted in the United States of America under the accrual method of accounting.

          The presentation of a statement of income, a statement of changes in shareholder’s equity and a statement of cash flows is not included as there has been no activity, except for the sale of one common share to U.S. Gold Corporation on April 18, 2006 for $1.00.

APPENDIX F

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF U.S. GOLD

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
U.S. GOLD CORPORATION

          Compilation Report on Unaudited Pro Forma Consolidated Financial Statements to the Board of Directors of U.S. GOLD CORPORATION

We have read the accompanying unaudited pro forma consolidated balance sheet of U.S. Gold Corporation (U.S. Gold or the Company) as at September 30, 2006 and unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005, and have performed the following procedures:

     (1) Compared the figures in the columns captioned “U.S. Gold Corporation” on the unaudited pro forma consolidated balance sheet to the unaudited consolidated balance sheet of the Company as at September 30, 2006 and found them to be in agreement. Compared the figures in the columns captioned “U.S. Gold Corporation” on the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 to the unaudited consolidated statement of operations of the Company for the nine months ended September 30, 2006 and found them to be in agreement.

     (2) Compared the figures in the columns captioned “U.S. Gold Corporation” on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 to the audited consolidated statement of operations of the Company for the year ended December 31, 2005 and found them to be in agreement.

     (3) Compared the figures in the column captioned “White Knight Resources Ltd.” on the unaudited pro forma consolidated balance sheet to the unaudited consolidated balance sheet of White Knight Resources Ltd (“White Knight”) as at September 30, 2006 and found them to be in agreement. Compared the figures in the column captioned “White Knight Resources Ltd.” on the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 to the results of White Knight by adding together (a) the results for the three months ended September 30, 2006 (derived from White Knight’s unaudited consolidated financial statements for the three months ended September 30, 2006) and (b) the results for six months ended June 30, 2006 (derived from White Knight’s audited annual results for the twelve months ended June 30, 2006), and found them to be in agreement.

     (4) Compared the figures in the column captioned “White Knight Resources Ltd.” on the unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2005 to the results of White Knight by adding together (a) the results for the six months ended June 30, 2005 (derived from White Knight’s audited consolidated financial statements for the year ended June 30, 2005 and the unaudited interim results for the six months ended December 31, 2004) and (b) the unaudited interim results for the six months ended December 31, 2005, and found them to be in agreement.

     (5) Made enquiries of certain officials (“the officials”) of the Company who have responsibility for financial and accounting matters about:

     (a) the basis for determination of the pro forma adjustments; and

     (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

     (a) described to us the basis for determination of the pro forma adjustments; and

     (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

     (6) Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

     (7) Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Pro Forma Adjustments” and “Pro Forma Adjustments US GAAP” and found the amounts in those columns to be arithmetically correct.

          A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review conducted under the relevant standards as described in the Handbook of the Canadian Institute of Chartered Accountants. The objective of these procedures is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance.

          The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) STARK WINTER SCHENKEIN & CO, LLP.

Denver, Colorado
February 6, 2007

Comments for United States readers on differences between Canadian and United States reporting standards

          The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

(signed) STARK WINTER SCHENKEIN & CO. LLP.

Denver, Colorado
February 6, 2007

U.S. Gold Corporation

Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2006

	As Reported							Pro Forma
		White Knight			White Knight			Consolidated
	U.S. Gold	Resources Ltd.	US GAAP		Resources Ltd.	Transaction		U.S. Gold
	Corporation	(Cdn GAAP)	Adjustments	Notes	(US GAAP)	Adjustments	Notes	Corporation
	(Expressed in United States dollars unless otherwise stated)
ASSETS
Current
Cash and cash equivalents	$60,641,189	$9,463,838			$9,463,838			$70,105,027
Temporary investments .	—	1,942,924	$52,886	2(i)	1,995,810			1,995,810
Accounts receivable .	51,369	120,000			120,000			171,369
Other current assets — prepaid
expenses	52,359	43,300			43,300			95,659
Total current assets	60,744,917	11,570,062	52,886		11,622,948			72,367,865
Property and equipment, net	592,690	955,949			955,949			1,548,639
Mineral property interests .	—	2,528,366	(1,827,140)	2(ii)	701,226			701,226
Deferred exploration costs	—	3,833,847	(3,833,847)	2(ii)	—			—
Acquired mineral property interests .	—	—			—	$152,953,289	3&4(a)	152,953,289
Restrictive time deposits for
reclamation bonding. .	3,102,696	214,273			214,273			3,316,969
Long-lived asset — asset
retirement .	2,231,036	—			—			2,231,036
Other assets:
Inactive milling equipment .	777,819	—			—			777,819
Other assets .	2,125	—			—			2,125
Total other assets	779,944	—	—		—			779,944
TOTAL ASSETS	$67,451,283	$19,102,497	$(5,608,101)		$13,494,396	$152,953,289		$233,898,968

LIABILITIES
Current
Accounts payable and accrued
liabilities .	$3,850,333	$155,434			$155,434	$939,630	3&4(b)	$4,945,397
Installment purchase contracts .	24,177	—			—			24,177
Due to related parties .	—	90,476			90,476			90,476
Retirement obligation (reclamation
activities) .	360,054	—			—			360,054
Total current liabilities	4,234,564	245,910			245,910	939,630		5,420,104
Installment purchase contracts, long-
term	9,260	—			—			9,260
Retirement obligation	2,769,673	149,387			149,387			2,919,060
Future income tax liability	—	—			—	33,646,748	3&4(c)	33,646,748
Other permit obligations .	72,511	—			—			72,511
Total liabilities .	7,086,008	395,297			395,297	34,586,378		42,067,683

SHAREHOLDERS’ EQUITY
Capital stock	162,620,797	28,926,147			28,926,147	(28,926,147)	4(d)	285,250,763
						122,629,966	3
Options and warrants .	—	—			—	8,836,044	3	8,836,044
Other equity accounts	—	3,654,370			3,654,370	(3,654,370)	4(d)	—
Deficit	(102,255,522)	(13,873,317)	$(5,608,101)	2(iii)	(19,481,418)	19,481,418	4(d)	(102,255,522)
Total shareholders’ equity	60,365,275	18,707,200	(5,608,101)		13,099,099	118,366,911		191,831,285
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	$67,451,283	$19,102,497	$(5,608,101)		$13,494,396	$152,953,289		$233,898,968

See accompanying notes to unaudited pro forma consolidated financial statements.

U.S. Gold Corporation

Unaudited Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2006

	As Reported					Pro Forma
		White Knight			White Knight	Consolidated
	U.S. Gold	Resources Ltd.	US GAAP		Resources Ltd.	U.S. Gold
	Corporation	(Cdn GAAP)	Adjustments	Notes	(US GAAP)	Corporation
	(Expressed in United States dollars unless otherwise stated)
OTHER INCOME
(EXPENSES)
Interest and other items .	$1,884,025	$303,755	$25,450	2(i)	$329,205	$2,213,230
Gain (loss) on foreign
exchange	—	(12,168)			(12,168)	(12,168)
Total other income .	1,884,025	291,587	25,450		317,037	2,201,062
COSTS AND EXPENSES
General and administrative	2,751,570	2,819,871			2,819,871	5,571,441
Proposed acquisitions	4,348,190	—			—	4,348,190
Property holding costs. .	1,626,488	—			—	1,626,488
Exploration costs	4,375,095	91,246	857,221	2(ii)	948,467	5,323,562
Interest	5,880	3,959			3,959	9,839
Stock option expense	840,857	—			—	840,857
Accretion of asset retirement
obligation .	206,051	—			—	206,051
Change in value of
derivatives	51,680,304	—			—	51,680,304
Write-off (recovery) of
mineral property costs .	—	—	(14,780)	2(ii)	(14,780)	(14,780)
Depreciation .	35,012	22,169			22,169	57,181
Total costs and expenses .	65,869,447	2,937,245	842,441		3,779,686	69,649,133
Loss before income taxes	(63,985,422)	(2,645,658)	(816,991)		(3,462,649)	(67,448,071)
Provision for income taxes	—	—	—		—	—
NET LOSS	$(63,985,422)	$(2,645,658)	$(816,991)		$(3,462,649)	$(67,448,071)
Basic and diluted net loss per
share (Note 6)	$(1.76)					$(1.18)
Weighted average number of
shares outstanding — basic
and diluted (Note 6)	36,366,608					57,151,348

See accompanying notes to unaudited pro forma consolidated financial statements.

U.S. Gold Corporation

Unaudited Pro Forma Consolidated Statement of Operations
For the twelve months ended December 31, 2005

	As Reported					Pro Forma
		White Knight			White Knight	Consolidated
	U.S. Gold	Resources Ltd.	US GAAP		Resources Ltd.	U.S. Gold
	Corporation	(Cdn GAAP)	Adjustments	Notes	(US GAAP)	Corporation
	(Expressed in United States dollars unless otherwise stated)
OTHER INCOME
(EXPENSES)
Earnest money forfeited	$200,000					$200,000
Interest and other items .	32,032	$294,563	$51,599	2(i)	$346,162	378,194
Management fee .	330,000	—			—	330,000
Realized gain from
disposition of shares	520,428	—			—	520,428
Gain (loss) on sale of
assets .	(29,982)	—			—	(29,982)
Gain (loss) on foreign
exchange	—	1,634			1,634	1,634
Total other income .	1,052,478	296,197	51,599		347,796	1,400,274
COSTS AND EXPENSES
General and administrative	2,745,418	983,064			983,064	3,728,482
Write-off of purchase price
receivable .	182,748	—			—	182,748
Property holding costs .	761,081	—			—	761,081
Equity share of subsidiary
loss	58,888	—			—	58,888
Realization reserve — stock. .	168,960	—			—	168,960
Interest	3,011	5,016			5,016	8,027
Accretion of asset retirement
obligation .	110,243	—			—	110,243
Exploration costs	—	107,296	1,692,739	2(ii)	1,800,035	1,800,035
Write-off of mineral property
costs	—	—	189,718	2(ii)	189,718	189,718
Depreciation .	12,850	27,329			27,329	40,179
Total costs and expenses .	4,043,199	1,122,705	1,882,457		3,005,162	7,048,361
Loss before income taxes	(2,990,721)	(826,508)	(1,830,858)		(2,657,366)	(5,648,087)
Provision for income taxes	—	—	—		—	—
NET LOSS	$(2,990,721)	$(826,508)	$(1,830,858)		$(2,657,366)	$(5,648,087)
Basic and diluted net loss per
share (Note 6)	$(0.12)					$(0.12)
Weighted average number of
shares outstanding — basic
and diluted (Note 6)	25,931,172					46,715,912

See accompanying notes to unaudited pro forma consolidated financial statements.

U.S. GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars unless otherwise stated)
September 30, 2006 and December 31, 2005
(Unaudited)

1. Basis of presentation

          On March 5, 2006 U.S. Gold Corporation (“U.S. Gold” or the “Company”) announced that it intends to acquire, in stock transactions, all of the outstanding common shares of White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited. This proposal was made in letters sent on the same day by Mr. Robert R. McEwen, Chairman and Chief Executive Officer of U.S. Gold, to the chief executive officers of each of the subject companies. On January 18, 2007, the Company issued a press release announcing its decision not to pursue the proposal to acquire all of the outstanding shares of Coral Gold Resources Ltd.

          These unaudited pro forma consolidated financial statements have been prepared to give effect to the Company’s acquisition of White Knight (the “Acquisition”). These unaudited pro forma consolidated financial statements have been prepared on the basis that each shareholder will receive shares of common stock of U.S. Gold in exchange for their White Knight common shares. The combined effects of the proposed transactions with each of the three companies have been presented separately under “Unaudited Pro Forma Consolidated Supplementary Financial Statements,” included elsewhere in this document. Each of these acquisitions is not conditional on the other two and the Company may or may not be successful in acquiring all of the target companies.

          These unaudited pro forma consolidated financial statements have been compiled from and include:

     (a) An unaudited pro forma consolidated balance sheet combining the unaudited balance sheet of U.S. Gold as at September 30, 2006 with the unaudited balance sheet of White Knight as at September 30, 2006, giving effect to the transaction as if it occurred on September 30, 2006.

     (b) An unaudited pro forma consolidated statement of operations combining the audited statement of operations of the Company for the year ended December 31, 2005 with the unaudited constructed statement of operations of White Knight for the twelve months ended December 31, 2005, giving effect to the transaction as if it occurred on January 1, 2005. White Knight’s statement of operations for the twelve months ended December 31, 2005 has been constructed by adding together (a) the results for the six months ended June 30, 2005 (derived from White Knight’s audited financial statements for the year ended June 30, 2005 and the unaudited interim results for the six months ended December 31, 2004) and (b) the unaudited interim results for the six months ended December 31, 2005.

     (c) An unaudited pro forma consolidated statement of operations combining the unaudited statement of operations of the Company for the nine months ended September 30, 2006 with the unaudited constructed statement of operations of White Knight for the nine months ended September 30, 2006 (derived from White Knight’s audited financial statements for the year ended June 30, 2006, the unaudited interim results for the three months ended September 30, 2006 and the unaudited interim results for the six months ended December 31, 2005), giving effect to the transaction as if it occurred on January 1, 2005.

          The unaudited pro forma consolidated balance sheet and statements of operations have been presented on the above basis to ensure that the unaudited pro forma consolidated financial statements reflect the acquired business financial statements for a period that is no more than 93 days from U.S. Gold’s year-end, as required pursuant to pro forma presentation requirements contained in the securities rules.

          The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of U.S. Gold for the year ended December 31, 2005 which are included elsewhere in this document. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company and White Knight described above.

U.S. GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

          Management of U.S. Gold has consolidated certain line items from White Knight’s financial statements in an attempt to conform to the presentation of the Company’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with United States generally accepted accounting principles.

          White Knight prepares its financial statements in accordance with Canadian GAAP and in Canadian dollars. These financial statements have been translated to United States GAAP, as more fully described in note 2. The conversion from Canadian dollars to U.S. dollars has been reflected at the rates described in the following table.

As at September 30, 2006	0.90
Average for the nine months ended September 30, 2006	0.88
Average for the twelve months ended December 31, 2005 .	0.83

          For restatement in U.S. dollars, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 which conforms in all material respects with Statement of Financial Accounting Standards No. 52 Foreign Currency Translation. The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.

          The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for White Knight are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of White Knight that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the acquisition and other changes in White Knight’s net tangible and intangible assets prior to the completion of the acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented.

2. Reconciliation to United States Generally Accepted Accounting Principles

     (i) Temporary investments

          Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

          Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company’s investments in debt securities have been classified as trading securities.

          The effects of the foregoing differences are summarized as follows:

     Pro forma balance sheet at September 30, 2006

          The US GAAP statement reflects $1,995,810 balance of temporary investments ($1,942,924 under Canadian GAAP).

U.S. GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

     Pro forma statements of operations

          The US GAAP statements reflect changes in the fair value of temporary investments amounting to $25,450 and $51,599 for the nine months ended September 30, 2006 and twelve months ended December 31, 2005 respectively.

     (ii) Mineral property interests and deferred exploration costs

          In accordance with EITF 04-02, the Company classifies the cost of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and United States GAAP. Under United States GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

          Under United States GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

          The effects of the foregoing differences are summarized as follows:

     Pro forma balance sheet at September 30, 2006

          The US GAAP statement reflects $701,226 balance for Mineral Property Interests ($2,528,366 under Canadian GAAP) and nil balance for Deferred Exploration Costs ($3,833,847 under Canadian GAAP).

     Pro forma statements of operations

          Under US GAAP, Mining and Exploration Expenditures amount to $842,441 ($857,221 for Deferred Exploration Costs less $14,780 for Mineral Property Interests) for the nine months ended September 30, 2006 and $1,882,457 ($1,692,739 for Deferred Exploration Costs and $189,718 for Mineral Property Interests) for the twelve months ended December 31, 2005 respectively. These expenditures are capitalized for Canadian GAAP purposes but are expensed under US GAAP.

     (iii) Deficit

          The US GAAP pro forma balance sheet at September 30, 2006 reflects increase in deficit of $5,608,101 due to changes in the fair value of temporary investments and the write-off of deferred mining and exploration expenses described above.

3. Business acquisitions

          The business combination will be accounted for as a purchase transaction, with U.S. Gold as the acquirer of White Knight.

          In consideration for the acquisition of White Knight, the Company will issue 0.35 shares of U.S. Gold common stock for each outstanding common share of White Knight totaling approximately 20,784,740 common shares to shareholders of White Knight, representing approximately $122.6 million total value based on the closing price of U.S. Gold’s common stock. For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on the market prices of U.S. Gold common shares over a 2-day period before and after the announcement date and is estimated at $5.90 per each U.S. Gold share.

U.S. GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

          Each White Knight warrant or stock option which gives the holder the right to acquire shares in the common stock of White Knight when presented for execution will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of U.S. Gold on the same basis as the exchange of White Knight common shares for U.S. Gold common shares. The initial exchange will not include the White Knight options and warrants. However, they have been included as part of the purchase price consideration as U.S. Gold intends to acquire these in a subsequent transaction. These options and warrants have been included in the purchase consideration at their fair value of approximately $8.8 million based on the Black-Scholes pricing model.

          The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free interest rate	5%
Dividend yield .	N/A
Volatility factor	102%
Expected life — options .	3 years
Remaining period to expiry date — warrants (weighted average) .	3 months

          The value of the purchase consideration for accounting purposes may differ from the amount assumed in the unaudited pro forma consolidated financial statement information due to any future changes in the negotiation process.

          After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the adjusted book values of White Knight’s assets and liabilities has been allocated in full to Acquired Mineral Property Interests. Upon consummation of the proposed acquisition of White Knight, the fair value of all identifiable assets and liabilities acquired will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of U.S. Gold for periods after the date of acquisition. Typically, any increase in the values assigned by U.S. Gold to White Knight’s capital assets would result in increased amortization charges. The fair value of the net assets of White Knight to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase price:
Shares issued on acquisition	$122,629,966
Options	8,300,544
Warrants	535,500
Acquisition costs (estimated)	939,630
$132,405,640

U.S. GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

Net assets acquired:
Cash and cash equivalents	$9,463,838
Temporary investments .	1,995,810
Accounts receivable	120,000
Other current assets — prepaid expenses .	43,300
Property and equipment, net .	955,949
Mineral property interests .	701,226
Restrictive time deposits for reclamation bonding	214,273
Accounts payable and accrued liabilities	(155,434)
Due to related parties .	(90,476)
Retirement obligation .	(149,387)
Future income tax liability	(33,646,748)
Acquired mineral property interests .	152,953,289
$132,405,640

4. Pro forma assumptions and adjustments

          The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

     (a) The purchase price for the Acquisition has been allocated to the acquired assets and liabilities on a proforma basis as described in Note 3.

     (b) Transaction costs have been estimated to be $939,630.

     (c) Future income taxes have been taken into consideration in connection with the purchase price allocation where assumed fair values are not the same as the carry forward book values.

     (d) Represents elimination of acquired business capital stock, equity accounts and accumulated deficit.

5. Pro forma share capital

      Pro forma share capital as at September 30, 2006 has been determined as follows:

	Number of
	shares	Amount
Issued common shares of U.S. Gold	49,996,755	$162,620,797
Shares issued for acquisition of White Knight .	20,784,740	122,629,966
Pro forma balance	70,781,495	$285,250,763

U.S. GOLD CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

6. Pro forma loss per share

          Pro forma basic loss per share for the nine months ended September 30, 2006 and the year ended December 31, 2005 have been calculated based on actual weighted average number of U.S. Gold common shares outstanding for the respective periods and the assumed number of U.S. Gold common shares issued to White Knight shareholders being effective on January 1, 2006 and January 1, 2005 respectively.

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2006	2005
	(Shares or US dollars)
Actual weighted average number of U.S. Gold common shares outstanding .	36,366,608	25,931,172
Assumed number of U.S. Gold common shares issued to White Knight
shareholders	20,784,740	20,784,740

Pro forma weighted average number of U.S. Gold common shares
outstanding	57,151,348	46,715,912

Pro forma net loss	$(67,448,071)	$(5,648,087)
Pro forma adjusted basic loss per share	$(1.18)	$(0.12)

APPENDIX G

UNAUDITED PRO FORMA CONSOLIDATED SUPPLEMENTARY FINANCIAL STATEMENTS OF

U.S. GOLD

U.S. Gold Corporation

Unaudited Pro Forma Consolidated Supplementary Balance Sheet
September 30, 2006

					Pro Forma
			U.S. GAAP		Consolidated			Pro Forma
	As Reported	White Knight		Tone	(before			Consolidated
	U.S. Gold	Resources	Nevada Pacific	Resources	transaction	Transaction		U.S. Gold
	Corporation	Ltd.	Gold Ltd.	Limited	adjustments)	Adjustments	Notes	Corporation
	(Expressed in United States dollars unless otherwise stated)
ASSETS
Current
Cash and cash equivalents	$60,641,189	$9,463,838	$3,544,851	$1,122,672	$74,772,550			$74,772,550
Temporary investments	—	1,995,810	—	—	1,995,810			1,995,810
Accounts receivable	51,369	120,000	208,377	11,168	390,914			390,914
Product inventory and stockpiled ore	—	—	204,217	—	204,217			204,217
Supplies inventory	—	—	259,138	—	259,138			259,138
Other current assets — prepaid expenses	52,359	43,300	281,892	6,134	383,685			383,685
Total current assets	60,744,917	11,622,948	4,498,475	1,139,974	78,006,314			78,006,314
Property and equipment, net	592,690	955,949	8,547,471	—	10,096,110			10,096,110
Mineral property interests	—	701,226	—	—	701,226			701,226
Acquired mineral property interests.	—	—	—	—	—	$329,407,164	3&4	329,407,164
Restrictive time deposits for reclamation
bonding	3,102,696	214,273	96,363	30,004	3,443,336			3,443,336
Long-lived asset — asset retirement	2,231,036	—	—	—	2,231,036			2,231,036
Other assets:
Inactive milling equipment	777,819	—	—	—	777,819			777,819
Other assets	2,125	—	—	—	2,125			2,125
Total other assets	779,944	—	—	—	779,944	—		779,944
TOTAL ASSETS	$67,451,283	$13,494,396	$13,142,309	$1,169,978	$95,257,966	$329,407,164		$424,665,130

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,850,333	$155,434	$1,013,414	$50,606	5,069,787	$1,998,573	4	$7,068,360
Installment purchase contracts	24,177	—	—	—	24,177			24,177
Due to related parties	—	90,476	—	40,349	130,825			130,825
Advances payable	—	—	—	—	—			—
Retirement obligation (reclamation
activities)	360,054	—	—	—	360,054			360,054
Total current liabilities	4,234,564	245,910	1,013,414	90,955	5,584,843	1,998,573		7,583,416
Installment purchase contracts, long-term	9,260	—	—	—	9,260			9,260
Retirement obligation	2,769,673	149,387	1,631,090	—	4,550,150			4,550,150
Future income tax liability	—	—	—	—	—	72,463,168	4	72,463,168
Other permit obligations	72,511	—	—	—	72,511			72,511
Other liabilities	—	—	109,350	—	109,350			109,350
Total liabilities	7,086,008	395,297	2,753,854	90,955	10,326,114	74,461,741		84,787,855
SHAREHOLDERS’ EQUITY
Capital stock	162,620,797	28,926,147	32,619,378	4,913,218	229,079,540	(66,458,743)	4	411,617,512
						248,996,715	3
Options and warrants	—	—	—	—	—	30,515,285	3	30,515,285
Other equity accounts	—	3,654,370	1,356,204	440,999	5,451,573	(5,451,573)	4	—
Deficit	(102,255,522)	(19,481,418)	(23,587,127)	(4,275,194)	(149,599,261)	47,343,739	4	(102,255,522)
Total shareholders’ equity	60,365,275	13,099,099	10,388,455	1,079,023	84,931,852	254,945,423		339,877,275
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	$67,451,283	$13,494,396	$13,142,309	$1,169,978	$95,257,966	$329,407,164		$424,665,130

See accompanying notes to unaudited pro forma consolidated supplementary financial statements.

U.S. Gold Corporation

Unaudited Pro Forma Consolidated Supplementary Statement of Operations
For the nine months ended September 30, 2006

			U.S. GAAP			Pro Forma
	As Reported	White Knight		Tone		Consolidated
	U.S. Gold	Resources	Nevada Pacific	Resources		U.S. Gold
	Corporation	Ltd.	Gold Ltd.	Limited	Note	Corporation
	(Expressed in United States dollars unless otherwise stated)
SALES.			3,695,957			3,695,957
COST OF SALES			4,089,611			4,089,611
DEPRECIATION AND
DEPLETION.			187,369			187,369
ROYALTIES			217,749			217,749
			4,494,729			4,494,729
EARNINGS (LOSS) FROM MINING
OPERATIONS			(798,772)			(798,772)
OTHER INCOME (EXPENSES)
Interest and other items	$1,884,025	$329,205	87,457	$6,556		2,307,243
Gain (loss) on foreign exchange	—	(12,168)	(37,552)	(5,936)		(55,656)
Total other income	1,884,025	317,037	49,905	620		2,251,587
COSTS AND EXPENSES
General and administrative	2,751,570	2,819,871	2,390,047	835,573		8,797,061
Proposed acquisitions	4,348,190	—	—	—		4,348,190
Property holding costs	1,626,488	—	—	—		1,626,488
Exploration costs	4,375,095	948,467	1,845,430	168,516		7,337,508
Interest	5,880	3,959	—	—		9,839
Stock option expense	840,857	—	—	—		840,857
Accretion of asset retirement
obligation	206,051	—	—	—		206,051
Change in value of derivatives	51,680,304	—	—	—		51,680,304
Write-off of mineral property
costs	—	(14,780)	—	—		(14,780)
Depreciation	35,012	22,169	—	—		57,181
Total costs and expenses	65,869,447	3,779,686	4,235,477	1,004,089		74,888,699
Loss before income taxes	(63,985,422)	(3,462,649)	(4,984,344)	(1,003,469)		(73,435,884)
Provision for income taxes	—	—	—	—		—
NET LOSS	$(63,985,422)	$(3,462,649)	$(4,984,344)	$(1,003,469)		$(73,435,884)
Basic and diluted net loss per share
(Note 6)	$(1.76)				6	$(0.93)
Weighted average number of shares
outstanding — basic and diluted
(Note 6)	36,366,608					78,569,441

See accompanying notes to unaudited pro forma consolidated supplementary financial statements.

U.S. Gold Corporation

Unaudited Pro Forma Consolidated Supplementary Statement of Operations
For the twelve months ended December 31, 2005

			U.S. GAAP			Pro Forma
	As Reported	White Knight		Tone		Consolidated
	U.S. Gold	Resources	Nevada Pacific	Resources		U.S. Gold
	Corporation	Ltd.	Gold Ltd.	Limited	Note	Corporation
	(Expressed in United States dollars unless otherwise stated)
SALES			$8,881,168			$8,881,168
COST OF SALES			8,420,437			8,420,437
DEPRECIATION AND DEPLETION			804,215			804,215
ROYALTIES			472,743			472,743
			9,697,395			9,697,395
EARNINGS (LOSS) FROM MINING
OPERATIONS			(816,227)			(816,227)
OTHER INCOME (EXPENSES)
Earnest money forfeited	$200,000		—			200,000
Interest and other items	32,032	$346,162	27,205	$439		405,838
Management fee	330,000	—	—	—		330,000
Realized gain from disposition of
shares	520,428	—	—	—		520,428
Gain (loss) on sale of assets	(29,982)	—	155,199	—		125,217
Gain (loss) on foreign exchange	—	1,634	(67,043)	(1,723)		(67,132)
Total other income	1,052,478	347,796	115,361	(1,284)		1,514,351
COSTS AND EXPENSES
General and administrative	2,745,418	983,064	2,272,941	608,059		6,609,482
Write-off of purchase price
receivable	182,748	—	—	—		182,748
Property holding costs	761,081	—	—	—		761,081
Equity share of subsidiary loss	58,888	—	—	—		58,888
Realization reserve — stock	168,960	—	—	—		168,960
Interest	3,011	5,016	246	—		8,273
Accretion of asset retirement
obligation	110,243	—	—	—		110,243
Exploration costs	—	1,800,035	1,642,479	93,206		3,535,720
Write-off of mineral property costs	—	189,718	—	—		189,718
Depreciation	12,850	27,329	—	—		40,179
Total costs and expenses	4,043,199	3,005,162	3,915,666	701,265		11,665,292
Loss before income taxes	(2,990,721)	(2,657,366)	(4,616,532)	(702,549)		(10,967,168)
Provision for income taxes	—	—	—	—		—
NET LOSS	$(2,990,721)	$(2,657,366)	$(4,616,532)	$(702,549)		$(10,967,168)
Basic and diluted net loss per share
(Note 6)	$(0.12)				6	$(0.16)
Weighted average number of shares
outstanding — basic and diluted
(Note 6)	25,931,172					68,134,005

See accompanying notes to unaudited pro forma consolidated supplementary financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED SUPPLEMENTARY
FINANCIAL STATEMENTS
(Expressed in United States dollars unless otherwise stated)
September 30, 2006 and December 31, 2005
(Unaudited)

1. Basis of presentation

          On March 5, 2006 U.S. Gold Corporation (“U.S. Gold” or the “Company”) announced that it intends to acquire, in stock transactions, all of the outstanding common shares of White Knight Resources Ltd. (“White Knight”), Nevada Pacific Gold Ltd. (“Nevada Pacific”) and Tone Resources Limited (“Tone Resources”) (together, the “Target Companies” or “Targets”). This proposal was made in letters sent on the same day by Mr. Robert R. McEwen, Chairman and Chief Executive Officer of U.S. Gold, to the chief executive officers of each of the subject companies.

          The combined effects of the proposed transactions with each of the Target Companies have been presented in these Unaudited Pro Forma Consolidated Supplementary Financial Statements. The unaudited pro forma consolidated financial statements giving effect to the Company’s acquisition of each of Nevada Pacific, Tone Resources and White Knight have been presented separately in the document. These unaudited pro forma consolidated supplementary financial statements have been prepared on the basis that each shareholder of the target Companies will receive shares of common stock of U.S. Gold Corporation in exchange for their Target Companies common shares.

          These unaudited pro forma consolidated supplementary financial statements have been compiled from and include:

     (a) An unaudited pro forma consolidated supplementary balance sheet combining the unaudited balance sheet of U.S. Gold as at September 30, 2006 with the unaudited consolidated balance sheet of Nevada Pacific as at September 30, 2006, the audited consolidated balance sheet of Tone Resources as at August 31, 2006 and the unaudited consolidated balance sheet of White Knight as at September 30, 2006, giving effect to the transactions as if they occurred on September 30, 2006.

     (b) An unaudited pro forma consolidated supplementary statement of operations combining the audited statement of operations of the Company for the year ended December 31, 2005 with unaudited constructed statement of operations of Nevada Pacific for the twelve months ended December 31, 2005, the unaudited constructed statement of operations of Tone Resources for the twelve months ended November 30, 2005 and the unaudited constructed statement of operations of White Knight for the twelve months ended December 31, 2005, giving effect to the transactions as if they occurred on January 1, 2005.

     (c) An unaudited pro forma consolidated statement of operations combining the unaudited statement of operations of the Company for the nine months ended September 30, 2006 with unaudited constructed statement of operations of Nevada Pacific for the nine months ended September 30, 2006, the unaudited constructed statement of operations of Tone Resources for the nine months ended August 31, 2006 and the unaudited constructed statement of operations of White Knight for the nine months ended September 30, 2006, giving effect to the transactions as if they occurred on January 1, 2005.

          The unaudited pro forma consolidated supplementary balance sheet and statements of operations have been presented on the above basis to ensure that the unaudited pro forma consolidated supplementary financial statements reflect the acquired business financial statements for a period that is no more than 93 days from U.S. Gold’s year-end, as required pursuant to pro forma presentation requirements contained in the securities rules.

          The unaudited pro forma consolidated supplementary financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company and the financial statements of the Target Companies. Management of U.S. Gold has consolidated certain line items from the Target Companies financial statements in an attempt to conform to presentation of the Company’s financial statements, and also to conform the Target’s accounting policies to United States generally accepted accounting principles.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED SUPPLEMENTARY
FINANCIAL STATEMENTS — (Continued)

          It is management’s opinion that these unaudited pro forma consolidated supplementary financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with United States generally accepted accounting principles.

          The unaudited pro forma consolidated supplementary financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma consolidated supplementary financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for the Target Companies are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of the Target Companies that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated supplementary financial statements. In addition, the impact of integration activities, the timing of completion of the acquisitions and other changes in the Target Companies net tangible and intangible assets prior to the completion of the acquisitions, which have not been incorporated in these unaudited pro forma consolidated supplementary financial statements, could cause material differences in the information presented.

2. Summary of significant accounting policies

          The unaudited pro forma consolidated supplementary financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of U.S. Gold for the year ended December 31, 2005 which are incorporated by reference into this prospectus.

3. Business acquisitions

          The business combination will be accounted for as a purchase transaction, with U.S. Gold as the acquirer of the Target Companies.

          In consideration for the acquisition of White Knight, the Company will issue 0.35 shares of U.S. Gold common stock for each outstanding common share of White Knight totaling approximately 20,784,740 common shares to shareholders of White Knight, representing approximately US$122.6 million. In addition, the options and warrants to be issued by U.S. Gold will amount to approximately $8.8 million.

          In consideration for the acquisition of Nevada Pacific, the Company will issue 0.23 shares of U.S. Gold common stock for each outstanding common share of Nevada Pacific totaling approximately 16,229,989 common shares to shareholders of Nevada Pacific, representing approximately US$95.8 million. In addition, the options and warrants to be issued by U.S. Gold will amount to approximately $15.5 million.

          In consideration for the acquisition of Tone Resources the Company will issue 0.26 shares of U.S. Gold common stock for each outstanding common share of Tone Resources totaling approximately 5,188,104 common shares to shareholders of Tone Resources, representing approximately US$30.6 million. In addition, the options and warrants to be issued by U.S. Gold will amount to approximately $6.2 million.

          The measurement of the purchase consideration in the unaudited pro forma consolidated supplementary financial statement information is based on the market prices of U.S. Gold common shares over a 2-day period before and after the announcement date. The value of the purchase consideration for accounting purposes may differ from the amount assumed in the unaudited pro forma consolidated supplementary financial statement information due to any future changes in the negotiation process.

          Each Target warrant or stock option which gives the holder the right to acquire shares in the common stock of the Target when presented for execution will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of U.S. Gold on the same basis as the exchange of the Target

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED SUPPLEMENTARY
FINANCIAL STATEMENTS — (Continued)

common shares for U.S. Gold common shares. The initial exchange will not include the Target options and warrants. However, they have been included as part of the purchase price consideration as U.S. Gold intends to acquire these in a subsequent transaction. These options and warrants have been included in the purchase consideration at their fair value of approximately $30.5 million based on the Black-Scholes pricing model.

          The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free interest rate	5%
Dividend yield	N/A
Volatility factor	102%
Expected life — options	2-3 years
Remaining periods to expiration dates — warrants (weighted average)	3-17 months

          After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the adjusted book values of the Targets’ assets and liabilities has been allocated in full to Acquired Mineral Property Interests. Upon consummation of the proposed acquisitions of the Targets, the fair value of all identifiable assets and liabilities acquired will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of U.S. Gold for periods after the date of acquisition. Typically, any increase in the values assigned by U.S. Gold to the Targets’ capital assets would result in increased amortization charges. The fair value of the net assets of the Targets to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the preliminary purchase allocation and the differences may be material.

4. Pro forma assumptions and adjustments

     The unaudited pro forma consolidated supplementary financial statements incorporate the following pro forma assumptions:

     (a) After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the adjusted book values of the Targets’ assets and liabilities has been allocated in full to Acquired Mineral Property Interests, together with the related future income tax liability.

     (b) Transaction costs have been estimated to be approximately $2 million.

     (c) Represents elimination of acquired business capital stock, other equity accounts and accumulated deficit.

A breakdown of the transaction related adjustments has been provided in the following table:

	White Knight	Nevada Pacific	Tone Resources
	Resources Ltd.	Gold Ltd.	Limited	Total
Acquired mineral property interests	$152,953,289	$130,340,465	$46,113,410	$329,407,164
Accounts payable and accrued liabilities	$939,630	$795,221	$263,722	$1,998,573
Future income tax liability	33,646,748	28,672,367	10,144,053	72,463,168
Capital stock reversal	(28,926,147)	(32,619,378)	(4,913,218)	(66,458,743)
USG shares issued	122,629,966	95,756,935	30,609,814	248,996,715
Options and warrants issued	8,836,044	15,504,397	6,174,844	30,515,285
Other equity accounts reversal.	(3,654,370)	(1,356,204)	(440,999)	(5,451,573)
Deficit reversal	19,481,418	23,587,127	4,275,194	47,343,739
	$152,953,289	$130,340,465	$46,113,410	$329,407,164

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED SUPPLEMENTARY
FINANCIAL STATEMENTS — (Continued)

5. Pro forma share capital

          Supplementary pro forma share capital as at September 30, 2006 has been compiled as follows:

	Number of
	Shares	Amount
Issued common shares of U.S. Gold	49,996,755	$162,620,797
Shares issued for acquisitions of Targets	42,202,833	248,996,715
Pro forma balance	92,199,588	$411,617,512

6. Pro forma loss per share

          Supplementary pro forma basic loss per share for the nine months ended September 30, 2006 and the year ended December 31, 2005 have been calculated based on actual weighted average number of U.S. Gold common shares outstanding for the respective periods and the assumed number of U.S. Gold common shares issued to the Target shareholders being effective on January 1, 2006 and January 1, 2005, respectively.

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2006	2005
	(Shares or US dollars)
Actual weighted average number of U.S. Gold common shares
outstanding .	36,366,608	25,931,172
Assumed number of U.S. Gold common shares issued to Targets	42,202,833	42,202,833

Pro forma weighted average number of U.S. Gold common shares
outstanding	78,569,441	68,134,005

Pro forma net loss	$(73,435,884)	$(10,967,168)
Pro forma adjusted basic loss per share	$(0.93)	$(0.16)

APPENDIX H

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE
EXCHANGEABLE SHARES OF US GOLD CANADIAN ACQUISITION CORPORATION

Exchangeable Shares

          The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares are as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

          For the purposes of these share provisions, unless something in the subject matter or context is inconsistent therewith:

          “ABCA” means the Business Corporations Act (Alberta), as amended from time to time.

          “AMEX” means the American Stock Exchange.

          “Alberta ULC” means US Gold Alberta ULC, an unlimited liability corporation existing and governed by the laws of the Province of Alberta.

          “Board of Directors” means the board of directors of the Corporation.

          “Business Day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Toronto, Ontario or Denver, Colorado under applicable law.

          “Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date the product obtained by multiplying:

     (a) the Foreign Currency Amount; by

     (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

          “Common Shares” means the common shares in the capital of the Corporation.

          “Corporation” means US Gold Canadian Acquisition Corporation a company incorporated under the Business Corporations Act (Alberta).

          “Current Market Price” means, in respect of a share of US Gold Common Stock on any date, the Canadian Dollar Equivalent of the average closing sales price (computed and rounded to the third decimal point) on the TSX or the AMEX during a period of 20 consecutive trading days ending not more than five trading days prior to such date or, if the shares of US Gold Common Stock are not then listed on the TSX or the AMEX, on such other stock exchange or automated quotation system on which the shares of US Gold Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of shares of US Gold Common stock during such period is inadequate to create a market that reflects the fair market value of a share of US Gold Common Stock, then the Current Market Price of a share of US Gold Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Director may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

          “Dividend Amount” means an amount equal to the full amount of all dividends and distributions declared and unpaid on each Exchangeable Share and all dividends and distributions declared on a share of US Gold Common

Stock that have not been declared on each Exchangeable Share in accordance with Section 3.1, in each case with a record date prior to the effective date of the purchase, redemption or other acquisition of such Exchangeable Share pursuant to ARTICLE 5, ARTICLE 6 or ARTICLE 7.

          “Exchangeable Shares” means the exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth in these Share Provisions.

          “LCR Exercising Party” has the meaning set out in Section 5.2(1) .

          “Liquidation Amount” has the meaning ascribed thereto Section 5.1(1) .

          “Liquidation Call Purchase Price” has the meaning set out in Section 5.2(1) .

          “Liquidation Call Right” has the meaning ascribed thereto in Section 5.2(1) .

          “Liquidation Date” has the meaning ascribed thereto in Section 5.1(1) .

          “Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

          “RCR Exercising Party” has the meaning set out in Section 6.2(1) .

          “Redemption Call Purchase Price” has the meaning set out in Section 7.2(1) .

          “Redemption Call Right” has the meaning ascribed thereto in Section 7.2(1) .

          “Redemption CR Exercising Party” has the meaning set out in Section 7.2(1) .

          “Redemption Date” means the earlier of (i) the seventh anniversary of the date on which Exchangeable Shares are first issued; and (ii) the date established by the Board of Directors for the redemption by the Corporation of all but not less than all of the outstanding Exchangeable Shares on which there are outstanding fewer than that number of Exchangeable Shares equal to 10% of the total number of Exchangeable Shares issued in connection with the offers to purchase all of the outstanding common shares of Nevada Pacific Gold Ltd., Tone Resources Limited and White Knight Resources Ltd. outstanding (other than Exchangeable Shares held by US Gold or its Subsidiaries), and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares.

          “Redemption Price” has the meaning ascribed thereto in Section 7.1(1) .

          “Retracted Shares” has the meaning ascribed thereto in Section 6.1(1) .

          “Retraction Call Purchase Price” has the meaning set out in Section 6.2(1) .

          “Retraction Call Right” has the meaning ascribed thereto in Section 6.2(1) .

          “Retraction Date” has the meaning ascribed thereto in Section 6.1(1) .

          “Retraction Price” has the meaning ascribed thereto in Section 6.1(1) .

          “Retraction Request” has the meaning ascribed thereto in Section 6.1(1) .

          “Share Provisions” means the rights, privileges, restrictions and conditions set out herein.

          “Subsidiary” means, when used with reference to US Gold, any corporation more than 50% of the outstanding stock of which is owned, directly or indirectly, by US Gold, by one or more other Subsidiaries of US Gold, or by US Gold and one or more other Subsidiaries of US Gold.

          “Support Agreement” means a support agreement to be entered into prior to the issuance by the Corporation of any Exchangeable Shares among US Gold, Alberta ULC and the Corporation, the purpose of which will be for US

Gold (for itself and on behalf of Alberta ULC) and the Corporation to covenant to do all things reasonably necessary and desirable to enable and permit the Corporation or Alberta ULC to perform its obligations hereunder.

          “Transfer Agent” means any Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares.

          “Trustee” means the trustee chosen by US Gold to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

          “TSX” means the Toronto Stock Exchange.

          “US Gold” means U.S. Gold Corporation, a corporation existing under the laws of Colorado.

          “US Gold Call Notice” has the meaning ascribed thereto in Section 6.2(2) .

          “US Gold Common Stock” means the shares of common stock of US Gold, no par value, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not US Gold shall be the issuer of such securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or amalgamation, merger, liquidation or similar transaction affecting, such shares.

          “US Gold Dividend Declaration Date” means the date on which the board of directors of US Gold declares any dividend or other distribution on the shares of US Gold Common Stock.

          “Voting and Exchange Trust Agreement” means the agreement to be entered into prior to the issuance by the Corporation of any Exchangeable Shares made between US Gold, Alberta ULC, the Corporation and the Trustee, the purpose of which will be to create a trust for the benefit of the registered holders of Exchangeable Shares that will enable the Trustee to exercise voting rights on behalf of the holders of Exchangeable Shares similar to those of holders of US Gold Common Stock.

1.2 Sections and Headings

          The division of these Share Provisions into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of these Share Provisions. Unless otherwise indicated, any reference in these Share Provisions to an article or section refers to the specified article or section of these Share Provisions.

1.3 Number Gender and Persons

          In these Share Provisions, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4 Payments

          All payments to be made hereunder shall be made without interest and less any tax required by Canadian law to be deducted and withheld.

1.5 Currency

          In these Share Provisions, unless stated otherwise, all dollar amounts are in Canadian dollars.

ARTICLE 2

RANKING OF EXCHANGEABLE SHARES

2.1 Ranking

          The Exchangeable Shares shall be entitled to a preference over the Common Shares, and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends as and to the extent provided in ARTICLE 3 and with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs as and to the extent provided in ARTICLE 5.

ARTICLE 3

DIVIDENDS

3.1 Dividends

          A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each US Gold Dividend Declaration Date, declare a dividend on each Exchangeable Share:

     (a) in the case of a cash dividend or distribution declared on the shares of US Gold Common Stock, in an amount in cash for each Exchangeable Share equal to the Canadian Dollar Equivalent of the cash dividend or distribution declared on each share of US Gold Common Stock on the US Gold Dividend Declaration Date;

     (b) in the case of a stock dividend or distribution declared on the shares of US Gold Common Stock to be paid in shares of US Gold Common Stock, by the issue or transfer by the Corporation of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of US Gold Common Stock to be paid on each share of US Gold Common Stock; or

     (c) in the case of a dividend or distribution declared on the shares of US Gold Common Stock in property other than cash or shares of US Gold Common Stock, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.5 hereof) the type and amount of property declared as a dividend or distribution on each share of US Gold Common Stock.

          Such dividends shall be paid out of the assets of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares or other securities of the Corporation, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends other than or in excess of the dividends referred to in this Section 3.1.

3.2 Payment of Dividends

          Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends or distributions contemplated by Section 3.1(a) hereof and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends or other distributions contemplated by Section 3.1(b) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend or other distribution represented thereby. Such other type and amount of property in respect of any dividends or distributions contemplated by Section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend or other distribution represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 Record and Payment Dates

          The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or distribution declared on the Exchangeable Shares under Section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or distribution declared on the shares of US Gold Common Stock.

3.4 Partial Payment

          If on any payment date for any dividends or distributions declared on the Exchangeable Shares under Section 3.1 hereof the dividends or distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys or other assets properly applicable to the payment of such dividends or distributions.

3.5 Economic Equivalence

          For the purposes of Section 3.1 hereof, the Board of Directors shall determine, acting in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), economic equivalence and each such determination shall be conclusive and binding on the Corporation and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

     (a) in the case of any stock dividend or other distribution payable in shares of US Gold Common Stock, the number of such shares issued in proportion to the number of shares of US Gold Common Stock previously outstanding;

     (b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a share of US Gold Common Stock;

     (c) in the case of the issuance or distribution of any other form of property (including, without limitation, any shares or securities of US Gold of any class other than US Gold Common Stock, any rights, options or warrants other than those referred to in Section 3.5(b), any evidences of indebtedness of US Gold or any assets of US Gold), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding share of US Gold Common Stock and the Current Market Price of a share of US Gold Common Stock;

     (d) in the case of any subdivision, redivision or change of the then outstanding shares of US Gold Common Stock into a greater number of shares of US Gold Common Stock or the reduction, combination, consolidation or change of the then outstanding shares of US Gold Common Stock into a lesser number of shares of US Gold Common Stock or any amalgamation, merger, reorganization or other transaction affecting the US Gold Common Stock, the effect thereof upon the then outstanding shares of US Gold Common Stock; and

     (e) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of shares of US Gold Common Stock as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

ARTICLE 4

CERTAIN RESTRICTIONS

4.1 Certain Restrictions

          (1) Except as provided in Section 4.1(2), so long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 9.2 hereof:

     (a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, other than stock dividends payable in Common Shares or in any such other shares ranking junior to the Exchangeable Shares, as the case may be;

     (b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the distribution of the assets in the event of the liquidation, dissolution or winding up of the Corporation;

     (c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; or

     (d) issue any shares other than (i) Exchangeable Shares, (ii) Common Shares, and (iii) any other shares not ranking superior to the Exchangeable Shares.

          (2) The restrictions in Sections 4.1(1)(a), 4.1(1)(b) and 4.1(1)(c) hereof shall not apply if all dividends and distributions on the outstanding Exchangeable Shares corresponding to dividends and distributions declared and paid to date on the shares of US Gold Common Stock shall have been declared and paid in full on the Exchangeable Shares.

ARTICLE 5

LIQUIDATION

5.1 Participation Upon Liquidation, Dissolution or Winding Up of the Corporation

          (1) Subject to applicable law and the due exercise by US Gold or Alberta ULC of a Liquidation Call Right, in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution or winding up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one share of US Gold Common Stock, plus (b) the Dividend Amount, if any (collectively, the “Liquidation Amount”).

          (2) In the case of a distribution on Exchangeable Shares under this Section 5.1 and provided the Liquidation Call Right has not been exercised, on or promptly after the Liquidation Date, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and the Articles of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the aggregate Liquidation Amount for such Exchangeable Shares shall be made by causing to be delivered to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, certificates representing the aggregate number of shares of US Gold Common Stock deliverable by the Corporation to such holder (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the Dividend Amount, if any, payable to such holder, without interest (less any amounts withheld on account of tax required to be deducted and withheld therefrom). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred, and deposited in a custodial account with any chartered bank or trust company in Canada named in such notice, the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares after such deposit shall be limited to receiving its proportionate part of the Liquidation Amount for such Exchangeable Shares so deposited, without interest, and when received by such bank or trust company, all dividends and other distributions with respect to the shares of US Gold Common Stock to which such holder is entitled with a record date after the date of such deposit and before the date of transfer of such shares of US Gold Common Stock to such holder (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom), the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the US Gold Common Stock delivered to them or the custodian on their behalf.

          (3) After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the total Liquidation Amount pursuant to this Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.2 Liquidation Call Rights

          (1) Subject to the limitations set forth in Section 5.2(2), including that Alberta ULC shall only be entitled to exercise its Liquidation Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Liquidation Call Right, US Gold and Alberta ULC shall each have the overriding right (a “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding up of the Corporation pursuant to Section 5.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares on the Liquidation Date (other than US Gold and its Subsidiaries) all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of US Gold or Alberta ULC is exercising such right (the “LCR Exercising Party”) of an amount per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by delivery to such holder of one share of US Gold Common Stock, plus (b) the Dividend Amount, if any (collectively, the “Liquidation Call Purchase Price”). In the event of the exercise of a Liquidation Call Right, each holder of Exchangeable Shares (other than Alberta ULC and its Subsidiaries) shall be obligated to sell all the Exchangeable Shares held by such holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to the holder of the Liquidation Call Purchase Price for each such share and the Corporation shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by the LCR Exercising Party.

          (2) Alberta ULC shall only be entitled to exercise its Liquidation Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Liquidation Call Right. In order to exercise its Liquidation Call Right, an LCR Exercising Party must notify in writing the Transfer Agent, as agent for the holders of Exchangeable Shares, the Trustee and the Corporation of its intention to exercise such right at least 55 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Corporation and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Corporation. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not a Liquidation Call Right has been exercised (such notice to specify the LCR Exercising Party) forthwith after the expiry of the date by which the same may be exercised, such form of notice to be provided by US Gold to the Transfer Agent. If an LCR Exercising Party exercises its Liquidation Call Right in accordance with this Section 5.2, all obligations of the Corporation under Section 5.1 shall terminate and on the Liquidation Date such LCR Exercising Party will purchase and the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) will sell all of their Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

          (3) For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the total number of shares of US Gold Common Stock deliverable by the LCR Exercising Party (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) in payment of the total Liquidation Call Purchase Price and a cheque in the amount of the remaining portion, if any, of the total Liquidation Call Purchase Price and any interest allowed on such deposit shall belong to the LCR Exercising Party. Provided that the total Liquidation Call Purchase Price has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than US Gold and its Subsidiaries) will be limited to receiving such holder’s proportionate part of the total Liquidation Call Purchase Price payable by the LCR Exercising Party, without interest, and when received by the Transfer Agent, all dividends and other distributions with respect to the shares of US Gold Common Stock to which such holder is entitled with a record date after the date of such deposit and before the date of transfer of such shares of US Gold Common Stock to such holder (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the following provisions. Upon surrender to the Transfer Agent of a certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the LCR Exercising Party shall deliver to such holder, a certificate representing the shares of US Gold Common Stock to which such holder is entitled and a cheque in payment of the Dividend Amount, if any, without interest (less any amounts withheld on account of tax required to be deducted and withheld therefrom). If neither US Gold nor Alberta ULC exercises its Liquidation Call Right in the manner described above, on the Liquidation Date the holders of Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding up of the Corporation pursuant to Section 5.1 hereof.

ARTICLE 6

RETRACTION AT OPTION OF HOLDER

6.1 Retraction at Option of Holder

          (1) Subject to applicable law and the due exercise by either US Gold or Alberta ULC of a Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Corporation to redeem, on the fifth Business Day after the date on which the Retraction Request is received by the Corporation (the “Retraction Date”), any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the last Business Day prior to the Retraction Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one share of US Gold

Common Stock, plus (b) the Dividend Amount, if any (collectively, the “Retraction Price”). The holder must give notice of a requirement to redeem by presenting and surrendering at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate representing the Exchangeable Shares that the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate (the “Retracted Shares”) redeemed by the Corporation.

          (2) In the case of a redemption of Exchangeable Shares under this Section 6.1, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1(1) hereof of a certificate representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(5) and that neither US Gold or Alberta ULC has exercised a Retraction Call Right, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Corporation shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent, as may be specified by the Corporation by notice to the holders of Exchangeable Shares, a certificate representing the number of shares of US Gold Common Stock to which such holder is entitled (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) registered in the name of the holder or in such other name as the holder may request in payment of the Retraction Price and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the aggregate Retraction Price to which such holder is entitled (less any amounts withheld on account of tax required to be deducted and withheld therefrom) and such delivery of such certificate and cheque by or on behalf of the Corporation by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such share certificates and cheque, unless such cheque is not paid on due presentation. If only a part of the Exchangeable Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

          (3) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation shall thereafter be considered and deemed for all purposes to be a holder of the shares of US Gold Common Stock delivered to such holder.

          (4) Notwithstanding any other provision of this Section 6.1, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and neither US Gold nor Alberta ULC shall have exercised its Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law and more than one holder has delivered a Retraction Request, the Corporation shall redeem Retracted Shares in accordance with Section 6.1(2) on a pro rata basis and shall issue to each such holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.1(2) hereof. If the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(5) and neither US Gold nor Alberta ULC shall have exercised its Retraction Call Right in respect of any such Retracted Shares, an Insolvency Event (as defined in the Voting and Exchange Trust Agreement) shall, to the extent it has not theretofore occurred, be deemed thereupon to have occurred and the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.1(2) as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised its Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require US Gold or, at the option of US Gold, Alberta ULC to purchase the unredeemed Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by US Gold or, at the option of US Gold, Alberta ULC to such holder of the Retraction Price, all as more specifically provided in the Voting and Exchange Trust Agreement.

          (5) A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to US Gold or Alberta ULC shall be deemed to have been revoked.

          (6) Notwithstanding any other provision of this ARTICLE 6, if:

     (a) exercise of the rights of the holders of the Exchangeable Shares, or any of them, to require the Corporation to redeem any Exchangeable Shares pursuant to this ARTICLE 6 on any Retraction Date would require listing particulars or any similar document to be issued in order to obtain the approval of AMEX or TSX to the listing and trading (subject to official notice of issuance) of, the shares of US Gold Common Stock that would be required to be delivered to such holders of Exchangeable Shares in connection with the exercise of such rights; and

     (b) as a result of (a) above, it would not be practicable (notwithstanding the reasonable endeavours of US Gold) to obtain such approvals in time to enable all or any of such shares of US Gold Common Stock to be admitted to listing and trading by AMEX or TSX (subject to official notice of issuance) when so delivered, that Retraction Date shall, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (i) the second business day immediately following the date the approvals referred to in Section 6.1(6)(a) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Retraction Request is received by the Corporation, and references in these share provisions to such Retraction Date shall be construed accordingly.

6.2 Retraction Call Rights

          (1) In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 6.1 and subject to the limitations set forth in Section 6.2(2), including that Alberta ULC shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Retraction Call Right, US Gold and Alberta ULC shall each have the overriding right (a “Retraction Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 6.1 hereof, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by whichever of US Gold or Alberta ULC is exercising such right (the “RCR Exercising Party”) of an amount per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the last Business Day prior to the Retraction Date, which shall be satisfied in full by the RCR Exercising Party causing to be delivered to such holder one share of US Gold Common Stock, plus (b) the Dividend Amount, if any (the “Retraction Call Purchase Price”). In the event of the exercise of a Retraction Call Right, a holder of Exchangeable Shares who has delivered a Retraction Request shall be obligated to sell all the Retracted Shares to the RCR Exercising Party on the Retraction Date on payment by the RCR Exercising Party of an amount per share equal to the Retraction Call Purchase Price for each such share.

          (2) Upon receipt by the Corporation of a Retraction Request, the Corporation shall promptly notify US Gold and Alberta ULC thereof. Alberta ULC shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, the RCR Exercising Party must notify the Corporation in writing of its determination to do so (a “US Gold Call Notice”) within five Business Days of notification to such RCR Exercising Party by the Corporation of the receipt by the Corporation of the Retraction Request. If either US Gold or Alberta ULC does not so notify the Corporation within such five Business Day period, the Corporation shall notify the holder as soon as possible thereafter that neither will exercise the Retraction Call Right. If either US Gold or Alberta ULC delivers a US Gold Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 6.2, the obligation of the Corporation to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(5), the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for the Retraction Call Purchase Price. Provided that the aggregate Retraction Call Purchase Price has been so deposited with the Transfer Agent as provided in Section 6.2(3), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither US Gold nor Alberta ULC delivers a US Gold Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(5), the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in Section 6.1.

          (3) For the purpose of completing a purchase of Exchangeable Shares pursuant to the exercise of a Retraction Call Right, the RCR Exercising Party shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, a certificate representing the number of shares of US Gold Common Stock to which such holder is entitled (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) registered in the name of the holder or in such other name as the holder may request in payment of the Retraction Call Purchase Price and a cheque of the RCR Exercising Party payable at par and in Canadian dollars at any branch of the bankers of US Gold, Alberta ULC or of the Corporation in Canada in payment of the remaining portion, if any, of such aggregate Retraction Call Purchase Price (less any amounts withheld on account of tax required to be deducted and withheld therefrom) and such delivery of such certificate and cheque on behalf of the RCR Exercising Party by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Purchase Price to the extent that the same is represented by such share certificates and cheque, unless such cheque is not paid on due presentation.

          (4) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Call Purchase Price unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Call Purchase Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by the RCR Exercising Party shall thereafter be considered and deemed for all purposes to be a holder of the shares of US Gold Common Stock delivered to such holder.

ARTICLE 7

REDEMPTION BY THE CORPORATION

7.1 Redemption by the Corporation

          (1) Subject to applicable law and the due exercise by either US Gold or Alberta ULC of a Redemption Call Right, the Corporation shall on the Redemption Date redeem all of the then outstanding Exchangeable Shares for an amount per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the last Business Day prior to such Redemption Date, which shall be satisfied in full by the Corporation causing to be delivered one share of US Gold Common Stock, plus (b) the Dividend Amount, if any (collectively, the “Redemption Price”).

          (2) In any case of a redemption of Exchangeable Shares under this Section 7.1, the Corporation shall, at least 60 days before the Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by US Gold or Alberta ULC under its Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder (other than US Gold and its Subsidiaries in the case of a purchase by US Gold or Alberta ULC). Such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, such Redemption Date and, if applicable, particulars of the Redemption Call Right.

          (3) On or after the Redemption Date and subject to the exercise by US Gold or Alberta ULC of a Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require. Payment of the aggregate Redemption Price for Exchangeable Shares held by a holder shall be made by delivery to such holder, at the address of such holder recorded in the securities register of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, of a certificate representing the aggregate number of shares of US Gold Common Stock deliverable by the Corporation to such holder (which shares shall be duly issued as fully paid and non- assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the remaining portion, if any, of such aggregate Redemption Price (less any amounts withheld on account of tax required to be deducted and withheld therefrom). On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the aggregate Redemption Price deliverable to a holder for Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided.

          (4) The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest allowed on such deposit shall belong to the Corporation. Provided that such total Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares shall be redeemed and the Rights of the holders thereof after the Redemption Date shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the shares of US Gold Common Stock delivered to them.

7.2 Redemption Call Rights

          (1) Subject to the limitations set forth in Section 7.2(2), including that Alberta ULC shall only be entitled to exercise its Redemption Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Redemption Call Right, US Gold and Alberta ULC shall each have the overriding right (a “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 7.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) on the last Business Day prior to the Redemption Date in respect of which the Redemption Call Right is exercised all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of US Gold or Alberta ULC is exercising such right (the “Redemption CR Exercising Party”) of an amount per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the last Business Day prior to such Redemption Date, which shall be satisfied in full by causing to be delivered to such holder one share of US Gold Common Stock plus (b) the Dividend Amount, if any (collectively, the “Redemption Call Purchase Price”). In the event of the exercise of a Redemption Call Right, each holder of Exchangeable Shares (other than US Gold and its Subsidiaries) shall be obligated to sell all the Exchangeable Shares held by such holder to the Redemption CR Exercising Party on the last Business Day prior to such Redemption Date on payment by the Redemption CR Exercising Party to such holder of the Redemption Call Purchase Price for each such share.

          (2) Alberta ULC shall only be entitled to exercise its Redemption Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Redemption Call Right. In order to exercise its Redemption Call Right, a Redemption CR Exercising Party must notify in writing the Transfer Agent, as agent for the holders of Exchangeable Shares and the Corporation of its intention to exercise such right at least 30 days before the Redemption Date. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not a Redemption Call Right has been exercised (such notice to specify the Redemption CR Exercising Party) forthwith after the expiry of the date by which the same may be exercised, such form of notice to be provided by US Gold to the Transfer Agent. If a Redemption CR Exercising Party duly exercises its Redemption Call Right in accordance with this Section 7.2, the right of the Corporation to redeem any Exchangeable Shares pursuant to Section 7.1 on the Redemption Date shall terminate at such time and on the last Business Day prior to such Redemption Date such Redemption CR Exercising Party will purchase and the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) will sell all of their Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

          (3) For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Redemption Call Right, the Redemption CR Exercising Party shall deposit with the Transfer Agent, on or before the last Business Day prior to the Redemption Date, certificates representing the total number of shares of US Gold Common Stock deliverable by the Redemption CR Exercising Party (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) in payment of the total Redemption Call Purchase Price and a cheque in the amount of the remaining portion, if any, of the total Redemption Call Purchase Price, without interest (less any amounts withheld on account of tax required to be deducted and withheld therefrom) and any interest allowed on such deposit shall belong to the Redemption CR Exercising Party. Provided that the total Redemption Call Purchase Price has been so deposited with the Transfer Agent, on and after the last Business Day prior to the Redemption Date the rights of each holder of Exchangeable Shares (other than US Gold and its Subsidiaries) will be limited to receiving such holder’s proportionate part of the total Redemption Call Purchase Price payable by the Redemption CR Exercising Party upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder in accordance with the following provisions and such holder shall on and after the last Business Day prior to such Redemption Date be considered and deemed for all purposes to be the holder of the shares of US Gold Common Stock delivered to such holder. Upon surrender to the Transfer Agent of a certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Redemption CR Exercising Party shall deliver to such holder, a certificate representing the shares of US Gold Common Stock to which such holder is entitled and a cheque in payment of the remaining portion, if any, of the holder’s proportionate part of the total Redemption Call Purchase Price, without interest (less any amounts withheld on account of tax required to be deducted and withheld therefrom). If neither US Gold nor Alberta ULC exercises the Redemption Call Right in the manner described above, on the Redemption Date a holder of Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 hereof.

ARTICLE 8

VOTING RIGHTS

8.1 Voting Rights

          Except as required by applicable law and by the provisions of Sections 8.2, 9.1, 10.1 and 11.2 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

8.2 Election or Appointment of Single Director

          With respect to the rights of the shareholders to elect or appoint directors as outlined in the ABCA, the rights attaching to the Exchangeable Shares provided by these Share Provisions shall give the holders of the Exchangeable Shares the limited right to vote (and each holder thereof shall be entitled to one (1) vote per share in person or by proxy) on the election or appointment of one (1) out of the three (3) directors of the Corporation, and, for clarification, the holders of the Exchangeable Shares shall have no right to vote on the election or appointment of the remaining two (2) directors of the Corporation, which is a right attaching to the Common Shares.

ARTICLE 9

AMENDMENT AND APPROVAL

9.1 Amendment

          The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

9.2 Approval

          Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of more than two-thirds of the Exchangeable Shares represented in person or by proxy at the meeting excluding Exchangeable Shares beneficially owned by US Gold or any of its Subsidiaries. If at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting excluding Exchangeable Shares beneficially owned by US Gold or any of its Subsidiaries shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 10

RECIPROCAL CHANGES, ETC. IN RESPECT OF US GOLD COMMON STOCK

10.1 Reciprocal Changes

          (1) Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that US Gold will not, except as provided in the Support Agreement, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof:

     (a) issue or distribute shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire US Gold Common Stock) to the holders of all or substantially all of the then outstanding shares of US Gold Common Stock, by way of stock dividend or other distribution, other than an issue of shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire US Gold Common Stock) to holders of shares of US Gold Common Stock who exercise an option to receive dividends in shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire US Gold Common Stock) in lieu of receiving cash dividends;

     (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of US Gold Common Stock entitling them to subscribe for or to purchase shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock); or

     (c) issue or distribute to the holders of all or substantially all of the then outstanding shares of US Gold Common Stock:

     (i) shares or securities (including evidence of indebtedness) of US Gold of any class other than US Gold Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire US Gold Common Stock);

     (ii) rights, options or warrants other than those referred to in Section 10.1(1)(b) above; or

     (iii) assets of US Gold,

unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

          (2) Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that US Gold will not, except as provided in the Support Agreement, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof:

     (a) subdivide, redivide or change the then outstanding US Gold Common Stock into a greater number of shares of US Gold Common Stock;

     (b) reduce, combine, consolidate or change the then outstanding shares of US Gold Common Stock into a lesser number of shares of US Gold Common Stock; or

     (c) reclassify or otherwise change the shares of US Gold Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the US Gold Common Stock,

unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares.

          The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof.

ARTICLE 11

ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

11.1 Actions by the Corporation

          The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to facilitate performance and compliance by US Gold and Alberta ULC with all provisions of the Support Agreement applicable to US Gold, Alberta ULC and the Corporation, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

11.2 Changes to Support Agreement

          The Corporation shall not agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

     (a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares;

     (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

     (c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 12

LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

12.1 Legend

          The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement and the Voting and Exchange Trust Agreement (including, but not limited to the provisions with respect to the call rights, voting rights and exchange rights thereunder).

12.2 Call Rights

          Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of US Gold and Alberta ULC, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of US Gold or Alberta ULC, as the case may be, as herein provided.

12.3 Withholding Rights

          US Gold, Alberta ULC, the Corporation and the Transfer Agent shall be entitled to deduct and withhold from any consideration otherwise payable under to any holder of Exchangeable Shares such amounts as US Gold, Alberta ULC, the Corporation or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or United States tax laws or any provision of provincial, state, federal, local or foreign tax law, in each case as amended or succeeded. The Transfer Agent may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, US Gold, Alberta ULC, the Corporation and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to US Gold, Alberta ULC, the Corporation or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and US Gold, Alberta ULC, the Corporation or the Transfer Agent shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 13

NOTICES

13.1 Notices

          Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

13.2 Certificates

          Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the Secretary of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

13.3 Notices to Shareholders

          Subject to applicable law, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the resister of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

          In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Corporation will make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Corporation or the Transfer Agent may give or cause to be given will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if (i) it is given to the TSX for dissemination or (ii) it is published once in the National Edition of The Globe and Mail and in the daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof will be made in any other daily newspaper of general circulation published in the City of Toronto.

          Notwithstanding any other provisions of these share provisions, notices, other communications and deliveries need not be mailed if the Corporation determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Corporation has determined that delivery by mail will no longer be delayed. The Corporation will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 13.3. Such deliveries in such circumstances will constitute delivery to the persons entitled thereto.

SCHEDULE A

RETRACTION REQUEST

To: U.S. Gold Corporation, US Gold Alberta ULC and US Gold Canadian Acquisition Corporation, c/o the Trustee

          This notice is given pursuant to ARTICLE 6 of the provisions (the “Share Provisions”) attaching to the share(s) represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

          The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with ARTICLE 6 of the Share Provisions:
[   ] all share(s) represented by this certificate; or
[   ] share(s) only represented by this certificate.

          The undersigned acknowledges the Retraction Call Right of US Gold and Alberta ULC to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to US Gold or Alberta ULC in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Purchase Price and on the other terms and conditions set out in Section 6.2 of the Share Provisions. If neither US Gold or Alberta ULC determines to exercise its Retraction Call Right, the Corporation will notify the undersigned of such fact as soon as possible. This Retraction Request, and this offer to sell the Retracted Shares to US Gold or Alberta ULC, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

          The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares and provided that neither US Gold nor Alberta ULC has exercised the Retraction Call Right with respect to the Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require US Gold or, at the option of US Gold, Alberta ULC to purchase the unredeemed Retracted Shares.

          The undersigned hereby represents and warrants to the Corporation, US Gold and Alberta ULC that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, US Gold or Alberta ULC, as the case may be, free and clear of all liens, claims, encumbrances, security interests and adverse claims.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

[ ]

Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder at the principal transfer office of the Transfer Agent in Toronto, failing which such securities and any cheque will be mailed to the last address of the shareholder as it appears on the register.

NOTE:

This panel must be completed and this certificate, together with such additional documents as the Transfer Agent and the Corporation may require, must be deposited with the Transfer Agent at its principal transfer office in Toronto. The securities and any cheque resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and cheque resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed, all exigible transfer taxes are paid and the signature of the registered holder is guaranteed by a Canadian chartered bank or trust company, member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

Date:

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print)

Street Address or P.O. Box	Signature of Shareholder

City, Province and Postal Code	Signature Guaranteed by

NOTE:

If this Retraction Request is for less than all of the share(s) represented by this certificate, a certificate representing the remaining share of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

APPENDIX I

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

          AGREEMENT made as of , 2007, among U.S. Gold Corporation (“US Gold”), a corporation existing under the laws of Colorado, US Gold Alberta ULC (“Alberta ULC”), an unlimited liability corporation existing under the laws of Alberta, US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”), a corporation existing under the laws of Alberta, and , a trust company incorporated under the laws of Canada (hereinafter referred to as “Trustee”).

RECITALS:

          WHEREAS US Gold, together with Canadian Exchange Co., has offered, each by way of a public take-over bid, to acquire all of the outstanding common shares of each of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Ltd. in consideration for exchangeable shares (“Exchangeable Shares”) of Canadian Exchange Co.;

          AND WHEREAS holders of Exchangeable Shares will be entitled to require Canadian Exchange Co. to redeem such Exchangeable Shares and upon such redemption each Exchangeable Share shall be exchanged for one share of common stock of US Gold (“US Gold Common Stock”);

          AND WHEREAS the parties desire to make appropriate provision and to establish a procedure whereby (i) voting rights in US Gold shall be exercisable by Beneficiaries (as hereinafter defined) from time to time by and through the Trustee, which will hold legal title to the Special Voting Share (as hereinafter defined) to which voting rights attach for the benefit of Beneficiaries, and (ii) the rights to require US Gold or, at the option of US Gold, Alberta ULC, to purchase Exchangeable Shares from the Beneficiaries shall be exercisable by Beneficiaries from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to such rights for the benefit of the Beneficiaries;

          AND WHEREAS these recitals and any statements of fact in this agreement are made by US Gold, Alberta ULC and Canadian Exchange Co. and not by the Trustee;

          NOW THEREFORE, in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

          In this agreement, each initially capitalized term and the terms used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of Canadian Exchange Co. and the following terms shall have the following meanings:

     “Automatic Exchange Right” has the meaning ascribed thereto in Section 5.11(2) .

     “Beneficiaries” mean the registered holders from time to time of Exchangeable Shares, other than US Gold and its Subsidiaries.

     “Beneficiary Votes” has the meaning ascribed thereto in Section 4.2.

     “Exchange Right” has the meaning ascribed thereto in Section 5.1.

     “including” means “including without limitation” and “includes” means “includes without limitation”.

     “Indemnified Parties” has the meaning ascribed thereto in Section 8.1.

          “Insolvency Event” means (i) the institution by Canadian Exchange Co. of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of Canadian Exchange Co. to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or (ii) the filing by Canadian Exchange Co. of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including, without limitation, the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Canadian Exchange Co. within 15 days of becoming aware thereof, or the consent by Canadian Exchange Co. to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Canadian Exchange Co. of a general assignment for the benefit of creditors, or the admission in writing by Canadian Exchange Co. of its inability to pay its debts generally as they become due, or (iv) Canadian Exchange Co. not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.1(4) of the Share Provisions specified in a retraction request delivered to Canadian Exchange Co. in accordance with Article 6 of the Share Provisions.

     “List” has the meaning ascribed thereto in Section 4.6.

     “Officer’s Certificate” means, with respect to US Gold, Alberta ULC or Canadian Exchange Co., as the case may be, a certificate signed by any one of the Chairman of the Board, the President, any Vice-President or any other senior officer of US Gold, Alberta ULC or Canadian Exchange Co., as the case may be.

     “Retracted Shares” has the meaning ascribed thereto in Section 5.7.

     “Special Voting Share” means the one share of special voting preference stock with no par value, issued by US Gold to and deposited with the Trustee, which entitles the holder of record to a number of votes at meetings of holders of US Gold Common Stock equal to the number of Exchangeable Shares outstanding from time to time that are held by Beneficiaries.

     “Trust” means the trust created by this agreement.

     “Trust Estate” means the Special Voting Share, any other securities, the Exchange Right and any money or other rights or assets that may be held by the Trustee from time to time pursuant to this agreement.

     “Trustee” means <> and, subject to the provisions of Article 9, includes any successor trustee.

     “US Gold Consent” has the meaning ascribed thereto in Section 4.2.

     “US Gold Liquidation Event” has the meaning ascribed thereto in Section 5.11(1) .

     “US Gold Liquidation Event Effective Date” has the meaning ascribed thereto in Section 5.11(3) .

     “US Gold Meeting” has the meaning ascribed thereto in Section 4.2.

     “Voting Rights” means the voting rights attached to the Special Voting Share.

1.2 Interpretation Not Affected by Headings, etc.

          The division of this agreement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this agreement. Unless otherwise indicated, any reference in this agreement to an “Article” or “Section” refers to the specified Article or Section of this agreement.

1.3 Number, Gender, etc.

          In this agreement, unless the context otherwise requires words importing the singular number include the plural and vice versa. Words importing any gender shall include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4 Date for any Action

          If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.5 Payments

          All payments to be made hereunder will be made without interest and less any tax required by Canadian law to be deducted and withheld.

ARTICLE 2

TRUST

2.1 Establishment of Trust

          The purpose of this agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right in order to enable the Trustee to exercise such right and will hold the other rights granted in or resulting from the Trustee being a party to this agreement in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this agreement.

ARTICLE 3

SPECIAL VOTING SHARE

3.1 Issue and Ownership of the Special Voting Share

          Simultaneously with the execution and delivery of this agreement, US Gold will issue to and deposit with the Trustee the Special Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this agreement. US Gold hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by US Gold to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share provided that the Trustee shall: (a) hold the Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this agreement; and (b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

3.2 Legended Share Certificates

          Canadian Exchange Co. will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.

3.3 Safe Keeping of Certificate

          The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

          The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to consent to or vote in person or by proxy the Special Voting Share, on any matter, question, proposal or proposition whatsoever that may properly come before the stockholders of US Gold at a US Gold Meeting or in connection with a US Gold Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the US Gold Consent is sought or the US Gold Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2 Number of Votes

          With respect to all meetings of stockholders of US Gold at which holders of shares of US Gold Common Stock are entitled to vote (each, a “US Gold Meeting”) and with respect to all written consents sought from the holders of shares of US Gold Common Stock (a “US Gold Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned of record by such Beneficiary on the record date established by US Gold or by applicable law for such US Gold Meeting or US Gold Consent, as the case may be (the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such US Gold Meeting or to be consented to in connection with such US Gold Consent.

4.3 Mailings to Shareholders

          (1) With respect to each US Gold Meeting and US Gold Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as US Gold utilizes in communications to holders of US Gold Common Stock, subject to the Trustee being advised in writing of such manner and provided that such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List at the Beneficiaries’ respective addresses as set forth in the List, on the same day as the initial mailing or notice (or other communication) with respect thereto is given by US Gold to its stockholders:

     (a) a copy of such notice, together with any related materials, including any circular or information statement or listing particulars, to be provided to shareholders of US Gold but excluding proxies to vote US Gold Common Stock;

     (b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such US Gold Meeting or US Gold Consent, as the case may be, or, pursuant and subject to Section 4.7, to attend such US Gold Meeting and to exercise personally the Beneficiary Votes thereat;

     (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

     (i) a proxy to such Beneficiary or his, her or its designee to exercise personally such holder’s Beneficiary Votes; or

     (ii) a proxy to a designated agent or other representative of the management of US Gold to exercise such Beneficiary Votes;

     (d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

     (e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

     (f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a US Gold Meeting shall not be later than the close of business on the second Business Day prior to such meeting, and (ii) the method for revoking or amending such instructions.

          (2) The materials referred to in this Section 4.3 are to be provided to the Trustee by US Gold, and the materials referred to in Sections 4.3(1)(c), 4.3(1)(e) and 4.3(1)(f) shall (if reasonably practicable to do so) be subject to reasonable comment by the Trustee in a timely manner; provided, however, that the Trustee shall have no obligation to review such materials. Subject to the foregoing, US Gold shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of US Gold Common Stock. US Gold agrees not to communicate with holders of US Gold Common Stock with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.

          (3) For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any US Gold Meeting or US Gold Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by US Gold or by applicable law for purposes of determining stockholders entitled to vote at such US Gold Meeting or to give written consent in connection with such US Gold Consent. US Gold will notify the Trustee of any decision of the board of directors of US Gold with respect to the calling of any US Gold Meeting or the seeking of any US Gold Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Shareholder Information

          US Gold will deliver to the Trustee copies of all proxy materials (including notices of US Gold Meetings but excluding proxies to vote US Gold Common Stock), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed by US Gold from time to time to holders of US Gold Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send or cause to be sent those materials to each Beneficiary at the same time as such materials are first sent to holders of US Gold Common Stock. The Trustee will mail or otherwise send, or cause to be mailed or otherwise sent, to each Beneficiary, at the expense of US Gold, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by US Gold) received by the Trustee from US Gold contemporaneously with the sending of such materials to holders of US Gold Common Stock. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto, Ontario all proxy materials, information statements, reports and other written communications that are:

     (a) received by the Trustee as the registered holder of the Special Voting Share and made available by US Gold generally to the holders of US Gold Common Stock; or

     (b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by US Gold.

4.5 Other Materials

          Immediately after receipt by US Gold or stockholders of US Gold of any material sent or given by or on behalf of a third party to holders of US Gold Common Stock generally, including, without limitation, dissident proxy and information circulars (and related information and material) and take-over bid and securities exchange take-over bid circulars (and related information and material), US Gold shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward or cause to be forwarded such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send, or cause to be mailed or otherwise sent, to each Beneficiary, at the expense of US Gold, copies of all such materials received by the Trustee from US Gold. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto, Ontario copies of all such materials.

4.6 List of Persons Entitled To Vote

          Canadian Exchange Co. shall, (a) prior to each annual, general and special US Gold Meeting or the seeking of any US Gold Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a US Gold Meeting or a US Gold Consent, at the close of business on the record date established by US Gold or pursuant to applicable law for determining the holders of US Gold Common Stock entitled to receive notice of and/or to vote at such US Gold Meeting or to give consent in connection with a US Gold Consent. Each such List shall be delivered to the Trustee promptly after receipt by Canadian Exchange Co. of such request or the record date for such meeting or seeking of consent, as the case may be, and, in any event, within sufficient time as to enable the Trustee to perform its obligations under this agreement. US Gold agrees to give Canadian Exchange Co. written notice (with a copy to the Trustee) of the calling of any US Gold Meeting or the seeking of any US Gold Consent, together with the record date therefor, sufficiently prior to the date of the calling of such meeting or seeking such consent so as to enable Canadian Exchange Co. to perform its obligations under this Section 4.6.

4.7 Entitlement To Direct Votes

          Any Beneficiary named in a List prepared in connection with any US Gold Meeting or any US Gold Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled or (c) to appoint a third party as the proxy of the Trustee to attend such meeting and exercise thereat the Beneficiary’s voting rights to which such Beneficiary is entitled except, in each case, to the extent that such Beneficiary has transferred the ownership of any Exchangeable Shares in respect of which such Beneficiary is entitled to Beneficiary Votes after the close of business on the record date for such meeting or seeking of consent.

4.8 Voting By Trustee and Attendance of Trustee Representative at Meeting

          (1) In connection with each US Gold Meeting and US Gold Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice sent or caused to be sent by the Trustee to the Beneficiary pursuant to Section 4.3.

          (2) The Trustee shall cause such representatives who are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights enabling a Beneficiary to attend each US Gold Meeting. Upon submission by a Beneficiary (or its designee) named in the List prepared in connection with the relevant meeting of identification satisfactory to the Trustee’s representative, and at the Beneficiary’s request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary (or its designee) exercising such Beneficiary Votes shall have the same rights in respect of such Beneficiary Votes as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

          Any written materials distributed by the Trustee to the Beneficiaries pursuant to this agreement shall be sent by mail (or otherwise communicated in the same manner as US Gold utilizes in communications to holders of US Gold

Common Stock subject to the Trustee being advised in writing of such manner and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the register of holders of Exchangeable Shares maintained by the registrar of the Exchangeable Shares. Canadian Exchange Co. shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

     (a) a current List; and

     (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this agreement.

4.10 Termination of Voting Rights

          Except as otherwise provided in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to US Gold or Alberta ULC, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for US Gold Common Stock, as specified in Article 5 hereof, or upon the retraction or redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Canadian Exchange Co. or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by US Gold or Alberta ULC pursuant to the exercise by US Gold or Alberta ULC of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right (unless US Gold shall not have delivered the requisite US Gold Common Stock and cheque, if any, delivered in exchange therefor to the Trustee pending delivery to the Beneficiaries).

ARTICLE 5

EXCHANGE RIGHT, AUTOMATIC EXCHANGE RIGHT AND US GOLD SUPPORT

5.1 Grant and Ownership of the Automatic Exchange Right and the Exchange Right

          US Gold, and Alberta ULC, in the case of the Exchange Right, hereby grant to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries: (i) the Automatic Exchange Right, and (ii) the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require US Gold or Alberta ULC to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary, all in accordance with the provisions of this agreement. US Gold hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the grant of the Automatic Exchange Right and the Exchange Right by US Gold to the Trustee. Alberta ULC hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right by Alberta ULC to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Automatic Exchange Right and the Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Automatic Exchange Right and the Exchange Right, provided that the Trustee shall:

     (a) hold the Automatic Exchange Right and the Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this agreement; and

     (b) except as specifically authorized by this agreement, have no power or authority to exercise or otherwise deal in or with the Automatic Exchange Right and the Exchange Right, and the Trustee shall not exercise such right for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

5.2 Legended Share Certificates

          Canadian Exchange Co. will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of the Automatic Exchange Right, the Exchange Right and of their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary.

5.3 Exercise of Exchange Right

          The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price

          The purchase price payable by US Gold or Alberta ULC for each Exchangeable Share to be purchased by US Gold or Alberta ULC under the Exchange Right shall be an amount per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by causing to be delivered to such holder one share of US Gold Common Stock, plus (b) the Dividend Amount, if any. The purchase price for each such Exchangeable Share so purchased may be satisfied only by US Gold or Alberta ULC delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one share of US Gold Common Stock and a cheque for the balance, if any, of the purchase price without interest (less any amount required to be withheld under the Income Tax Act (Canada) or United States tax laws, or any provision of any federal, provincial, state, local or foreign tax laws).

5.5 Exercise Instructions

          Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Canadian Exchange Co. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Toronto, Ontario or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires US Gold or Alberta ULC to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Business Corporations Act (Alberta), other applicable laws, if any, and the by-laws of Canadian Exchange Co. and such additional documents and instruments as the Trustee or Canadian Exchange Co. may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require US Gold or Alberta ULC to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by US Gold or Alberta ULC free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing US Gold Common Stock issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, Canadian Exchange Co. and US Gold of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this agreement. If only a portion of the Exchangeable Shares represented by any certificate delivered to the Trustee are to be purchased by US Gold or Alberta ULC under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Canadian Exchange Co.

5.6 Delivery of US Gold Common Stock; Effect of Exercise

          Promptly after receipt of the certificates representing the Exchangeable Shares that a Beneficiary desires US Gold or Alberta ULC to purchase under the Exchange Right (together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right) duly endorsed for transfer to US Gold or Alberta ULC, the Trustee shall notify US Gold, Alberta ULC and Canadian Exchange Co. of its receipt of the same, which notice to US Gold, Alberta ULC and Canadian Exchange Co. shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and US Gold or Alberta ULC shall immediately thereafter deliver to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary), a certificate for the number of shares of US Gold Common Stock deliverable in connection with such exercise of the Exchange Right (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance, security interest or adverse claim) and a cheque for the balance, if any, of the purchase price therefor; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Canadian Exchange Co., Alberta ULC and US Gold of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this agreement. Immediately upon the giving of notice by the Trustee to US Gold, Alberta ULC and Canadian Exchange Co. of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Shares shall be deemed to have transferred to US Gold (or, at US Gold’s option, to Alberta ULC) all of its right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total purchase price therefor, unless the requisite number of shares of US Gold Common Stock (together with a cheque for the balance, if any, of the total purchase price therefor) is not delivered by US Gold or Alberta ULC to the Trustee, for delivery to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary), within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such shares of US Gold Common Stock are so delivered and any such cheque is so delivered and paid. Concurrently with the closing of the transaction of purchase and sale contemplated by the Exchange Right, such Beneficiary shall be considered and deemed for all purposes to be the holder of the shares of US Gold Common Stock delivered to it pursuant to the Exchange Right. Notwithstanding the foregoing until the requisite number of shares of Common Stock of US Gold and the cheque for the balance, if any, of the total purchase price therefore, is delivered to a Beneficiary, the Beneficiary shall be deemed to still be a holder of the sold Exchangeable Shares for purposes of voting rights with respect thereto under this agreement.

5.7 Exercise of Exchange Right Subsequent to Retraction

          In the event that a Beneficiary has exercised its retraction right under Article 6 of the Share Provisions to require Canadian Exchange Co. to redeem any or all of the Exchangeable Shares held by the Beneficiary (the “Retracted Shares”) and is notified by Canadian Exchange Co. pursuant to Section 6.1(4) of the Share Provisions that Canadian Exchange Co. will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from Canadian Exchange Co. and provided that neither US Gold nor Alberta ULC shall have exercised its Retraction Call Right with respect to the Retracted Shares and that the Beneficiary shall not have revoked the retraction request delivered by the Beneficiary to Canadian Exchange Co. pursuant to Section 6.1(5) of the Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Canadian Exchange Co. is unable to redeem. In any such event, Canadian Exchange Co. hereby agrees with the Trustee and in favour of the Beneficiary immediately to notify the Trustee of such prohibition against Canadian Exchange Co. redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Canadian Exchange Co. or to the Transfer Agent (including without limitation a copy of the retraction request delivered pursuant to Section 6.1(1) of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Canadian Exchange Co. is not permitted to redeem and will require US Gold or, at US Gold’s option, Alberta ULC, to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

          Upon any sale of Exchangeable Shares to US Gold or Alberta ULC pursuant to the Exchange Right or the Automatic Exchange Right, the share certificate or certificates representing US Gold Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold, provided, however, that such Beneficiary (a) shall pay (and none of US Gold, Alberta ULC, Canadian Exchange Co. or the Trustee shall be required to pay) any documentary, stamp, transfer or other similar taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have established to the satisfaction of the Trustee, US Gold, Alberta ULC and Canadian Exchange Co. that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event

          Immediately upon the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Canadian Exchange Co. and US Gold shall give written notice thereof to the Trustee. As soon as practicable after receiving notice from Canadian Exchange Co. or US Gold or from any other person of the occurrence of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of US Gold, a notice of such Insolvency Event in the form provided by US Gold, which notice shall contain a brief statement of the right of the Beneficiaries with respect to the Exchange Right.

5.10 Call Rights

          The Liquidation Call Right, the Redemption Call Right, the Retraction Call Right, the Automatic Exchange Right and the Exchange Right are hereby agreed, acknowledged, consented to and confirmed, and it is agreed and acknowledged that such rights are granted as part of the consideration for the obligations of US Gold under this agreement.

5.11 Automatic Exchange Right

          (1) US Gold shall give the Trustee written notice of each of the following events (each a “US Gold Liquidation Event”) at the time set forth below:

     (a) in the event of any determination by the board of directors of US Gold to institute voluntary liquidation, dissolution or winding up proceedings with respect to US Gold or to effect any other distribution of assets of US Gold among its stockholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding up or other distribution; and

     (b) immediately, upon the earlier of (i) receipt by US Gold of notice of and (ii) US Gold otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding up of US Gold or to effect any other distribution of assets of US Gold among its stockholders for the purpose of winding up its affairs.

          (2) Immediately following receipt by the Trustee from US Gold of notice of any US Gold Liquidation Event contemplated by Section 5.11(1)(a) or 5.11(1)(b), the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided by US Gold to the Trustee and shall include a brief description of the automatic exchange of Exchangeable Shares for shares of US Gold Common Stock provided for in Section 5.11(4) below (the “Automatic Exchange Right”).

          (3) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of US Gold Common Stock in the distribution of assets of US Gold in connection with a US Gold Liquidation Event, immediately prior to the effective date (the “US Gold Liquidation Event Effective Date”) of a US Gold Liquidation Event all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by US Gold or its Subsidiaries) shall be automatically exchanged for shares of US Gold Common Stock. To effect such automatic exchange, US Gold shall purchase each Exchangeable Share outstanding on the immediately prior to the US Gold Liquidation Event Effective Date and held by a Beneficiary, and each such Beneficiary shall sell the

Exchangeable Shares held by it at such time, for a purchase price per share equal to (a) the Current Market Price of a share of US Gold Common Stock on the immediately prior to the US Gold Liquidation Event Effective Date, which shall be satisfied in full by US Gold delivering to such holder one share of US Gold Common Stock, plus (b) the Dividend Amount, if any.

          (4) On the immediately prior to the US Gold Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for US Gold Common Stock shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to US Gold all of such Beneficiary’s right, title and interest in and to such Exchangeable Shares and shall cease to be a holder of such Exchangeable Shares and US Gold shall deliver or cause to be delivered to the Trustee, for delivery to such holders, the certificates for the number of shares of US Gold Common Stock deliverable upon the automatic exchange of Exchangeable Shares for US Gold Common Stock (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance, security interest or adverse claim) and a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares and any interest on such deposit shall belong to US Gold. Concurrently with each such Beneficiary ceasing to be a holder of Exchangeable Shares, such Beneficiary shall be considered and deemed for all purposes to be the holder of the shares of US Gold Common Stock delivered to it, or to the Trustee on its behalf, pursuant to the automatic exchange of Exchangeable Shares for shares of US Gold Common Stock and the certificates held by such Beneficiary previously representing the Exchangeable Shares exchanged by such Beneficiary with US Gold pursuant to such automatic exchange shall thereafter be deemed to represent the shares of US Gold Common Stock delivered to such Beneficiary by US Gold pursuant to such automatic exchange. Upon the request of any Beneficiary and the surrender by such Beneficiary of Exchangeable Share certificates deemed to represent shares of US Gold Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as US Gold may reasonably require, the Trustee shall deliver or cause to be delivered to such Beneficiary certificates representing the shares of US Gold Common Stock of which such Beneficiary is the holder and a cheque in payment of the remaining portion, if any, of the purchase price (less any amount required to be withheld under the Income Tax Act (Canada) or United States tax laws, or any provision of any federal, provincial, state, local or foreign tax laws). Notwithstanding the foregoing until each Beneficiary is actually entered on the register of holders of US Gold Common Stock, such Beneficiary shall be deemed to still be a holder of the transferred Exchangeable Shares for purposes of all voting rights with respect thereto under this agreement.

5.12 US Gold Common Stock

          The obligations of US Gold to issue shares of US Gold Common Stock pursuant to the Automatic Exchange Right or the Exchange Right are subject to all applicable laws and regulatory or stock exchange requirements.

5.13 Withholding Rights

          US Gold, Alberta ULC, Canadian Exchange Co. and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this agreement to any holder of Exchangeable Shares or US Gold Common Stock such amounts as US Gold, Alberta ULC, Canadian Exchange Co. or the Trustee is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or United States tax laws or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded. The Trustee may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, US Gold, Alberta ULC, Canadian Exchange Co. and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to US Gold, Alberta ULC, Canadian Exchange Co. or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and US Gold, Alberta ULC, Canadian Exchange Co. or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6

CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

          (1) The rights, powers, duties and authorities of the Trustee under this agreement, in its capacity as trustee of the Trust, shall include: (a) receipt and deposit of the Special Voting Share from US Gold as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this agreement;

     (a) granting proxies and distributing materials to Beneficiaries as provided in this agreement;

     (b) voting the Beneficiary Votes in accordance with the provisions of this agreement;

     (c) receiving the grant of the Exchange Right and the Automatic Exchange Right from US Gold and, in the case of the Exchange Right, Alberta ULC, as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this agreement;

     (d) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Right, in each case in accordance with the provisions of this agreement, and in connection therewith receiving from Beneficiaries any requisite documents and distributing to such Beneficiaries shares of US Gold Common Stock and cheques, if any, to which such Beneficiaries are entitled pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, as the case may be;

     (e) holding title to the Trust Estate;

     (f) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this agreement;

     (g) taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of US Gold, Alberta ULC and Canadian Exchange Co. under this agreement and under the Share Provisions; and

     (h) taking such other actions and doing such other things as are specifically provided in this agreement.

          (2) In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of duties or of discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as set out specifically in this agreement.

          (3) The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

          (4) The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

          The Trustee represents to US Gold, Alberta ULC and Canadian Exchange Co. that at the date of execution and delivery of this agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Superior Court of Justice (Ontario) for an order that the Trustee be replaced as trustee hereunder.

6.3 Dealings With Transfer Agents, Registrars, Etc.

          (1) Each of US Gold, Alberta ULC and Canadian Exchange Co. irrevocably authorizes the Trustee, from time to time, to:

     (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and US Gold Common Stock; and

     (b) requisition, from time to time, from any such registrar or transfer agent any information readily available from the records maintained by it, which the Trustee may reasonably require for the discharge of its duties and responsibilities under this agreement.

          (2) Each of US Gold and Alberta ULC covenant that it will supply the Trustee or the Transfer Agent, as the case may be, in a timely manner with duly executed share certificates for the purpose of completing the exercise from time to time of all rights to acquire US Gold Common Stock hereunder, under the Share Provisions and under any other security or commitment given to the Beneficiaries pursuant thereto, in each case pursuant to the provisions hereof or of the Share Provisions or otherwise.

6.4 Books and Records

          The Trustee shall keep available for inspection by US Gold, Alberta ULC and Canadian Exchange Co. at the Trustee’s principal office in Toronto, Ontario correct and complete books and records of account relating to the Trustee’s actions under this agreement, including, without limitation, all information relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Voting Rights and the Exchange Right, for the term of this agreement. On or before February 15, 2008, and on or before February 15 in every year thereafter, so long as the Special Voting Share is registered in the name of the Trustee, the Trustee shall transmit to US Gold, Alberta ULC and Canadian Exchange Co. a brief report, dated as of the preceding December 31st, with respect to:

     (a) the property and funds comprising the Trust Estate as of that date;

     (b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance and delivery by US Gold or Alberta ULC of shares of US Gold Common Stock in connection with the Exchange Right, during the calendar year ended on such December 31st; and

     (c) all other actions taken by the Trustee in the performance of its duties under this agreement that it had not previously reported.

6.5 Income Tax Returns and Reports

          The Trustee shall, to the extent necessary and as advised by counsel, prepare and file, or cause to be prepared and filed, on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable. US Gold shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior To Certain Actions By Trustee

          (1) The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities which may be incurred by the

Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4, subject to Section 6.15 and with respect to the Exchange Right pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Right pursuant to Article 5.

          (2) None of the provisions contained in this agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

          No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security and indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder, including, without limitation, under the Voting Rights, the Exchange Right or the Automatic Exchange Right, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance By Trustee Upon Declarations

          The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists (including any Lists), notices, statutory declarations, certificates, (including share certificate and officers certificates), opinions or reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such lists (including any Lists), notices, statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this agreement.

6.9 Evidence and Authority To Trustee

          (1) US Gold, Alberta ULC and/or Canadian Exchange Co. shall furnish to the Trustee evidence of compliance with the conditions provided for in this agreement relating to any action or step required or permitted to be taken by US Gold, Alberta ULC and/or Canadian Exchange Co. or the Trustee under this agreement or as a result of any obligation imposed under this agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right and the taking of any other action to be taken by the Trustee at the request of or on the application of US Gold, Alberta ULC and/or Canadian Exchange Co. forthwith if and when:

     (a) such evidence is required by any other section of this agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

     (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this agreement, gives US Gold, Alberta ULC and/or Canadian Exchange Co. written notice requiring it to furnish such evidence in relation to any particular action or obligation or matter specified in such notice.

          (2) Such evidence shall consist of an Officer’s Certificate of US Gold, Alberta ULC and/or Canadian Exchange Co. or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this agreement.

          (3) Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Right and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert or any other person whose qualifications give authority to a statement made by such person, provided that if such report or opinion is furnished by a director, officer or employee of US Gold, Alberta ULC and/or Canadian Exchange Co. it shall be in the form of an Officer’s Certificate or a statutory declaration.

          (4) Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this agreement shall include a statement by the person giving the evidence:

     (a) declaring that such person has read and understands the provisions of this agreement relating to the condition in question;

     (b) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

     (c) declaring that such person has made such examination or investigation as such person believes is necessary to enable them to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

          The Trustee may:

     (a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert, whether retained by the Trustee or by US Gold, Alberta ULC and/or Canadian Exchange Co. or otherwise, and may retain or employ such assistance as may be necessary to the proper determination and discharge of its powers and duties and determination of its rights or duties hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

     (b) employ such agents and other assistance as it may reasonably require for the proper determination and/or discharge of its powers and duties hereunder; and

     (c) pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held By Trustee

          Unless otherwise provided in this agreement, any moneys held by or on behalf of the Trustee which under the terms of this agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested or reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee and the Trustee shall so invest such money on the written direction of Canadian Exchange Co. Pending the investment of any money as herein provided such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Canadian Exchange Co., in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

6.12 Trustee Not Required to Give Security

          The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

          Except as in this agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of US Gold, Alberta ULC and/or Canadian Exchange Co. or of the respective directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

          The Trustee represents to US Gold, Alberta ULC and Canadian Exchange Co. that at the date of execution and delivery by it of this agreement it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this agreement and the Voting Rights, the Exchange Right, the Automatic Exchange Right and the other rights granted in or resulting from the Trustee being a party to this agreement shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

          (1) If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

     (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands have been adjudicated by a final judgement of a court of competent jurisdiction; or

     (b) all differences with respect to the Voting Rights, Exchange Right or other rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement.

          (2) If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

          The Trustee hereby accepts the Trust created and provided for, by and in this agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7

COMPENSATION

7.1 Fees and Expenses of the Trustee

          The Trustee will invoice US Gold for its fees and expenses under this agreement. US Gold, Alberta ULC and Canadian Exchange Co. jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income or capital of the Trustee, fees paid and disbursements reimbursed to legal counsel and other experts and advisors and agents and assistants, and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, and including fees and expenses for attendance at any US Gold Meeting, reasonably incurred by the Trustee in connection with its duties under this agreement; provided that US Gold, Alberta ULC and Canadian Exchange Co. shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation or any such proceedings in which the Trustee is determined to have acted in bad faith or with fraud, negligence, recklessness or wilful misconduct.

ARTICLE 8

INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

          (1) US Gold, Alberta ULC and Canadian Exchange Co. jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this agreement, or any written or oral instruction delivered to the Trustee by US Gold, Alberta ULC or Canadian Exchange Co. pursuant hereto. Notwithstanding the foregoing, in no case will the Trustee be indemnified for consequential damages.

          (2) In no case shall US Gold, Alberta ULC or Canadian Exchange Co. be liable under this indemnity for any claim against any of the Indemnified Parties unless US Gold, Alberta ULC and Canadian Exchange Co. shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, US Gold, Alberta ULC and Canadian Exchange Co. shall be entitled to participate at their own expense in the defence and, if US Gold, Alberta ULC and Canadian Exchange Co. so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by US Gold, Alberta ULC or Canadian Exchange Co.; or (ii) the named parties to any such suit include both the Trustee and US Gold, Alberta ULC or Canadian Exchange Co. and the Trustee shall have been advised by counsel acceptable to US Gold, Alberta ULC or Canadian Exchange Co. that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to US Gold, Alberta ULC or Canadian Exchange Co. and that, in the judgement of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case US Gold, Alberta ULC and Canadian Exchange Co. shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). The indemnities contained in this Article 8 shall survive the termination of the Trust and the resignation or removal of the Trustee.

8.2 Limitation of Liability

          The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9

CHANGE OF TRUSTEE

9.1 Resignation

          The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to US Gold, Alberta ULC and Canadian Exchange Co. specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless US Gold, Alberta ULC and Canadian Exchange Co. otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Canadian Exchange Co. shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces and territories of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, US Gold, Alberta ULC and Canadian Exchange Co. shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

          The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than sixty (60) days’ prior notice by written instrument executed by US Gold, Alberta ULC and Canadian Exchange Co., in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee, provided that such removal shall not take effect until the date of acceptance of appointment by the successor trustee.

9.3 Successor Trustee

          Any successor trustee appointed as provided under this agreement shall execute, acknowledge and deliver to US Gold, Alberta ULC and Canadian Exchange Co. and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this agreement, with the like effect as if originally named as trustee in this agreement. However, on the written request of US Gold, Alberta ULC and Canadian Exchange Co. or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, US Gold, Alberta ULC, Canadian Exchange Co. and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

          Upon acceptance of appointment by a successor trustee as provided herein, US Gold, Alberta ULC and Canadian Exchange Co. shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If US Gold, Alberta ULC or Canadian Exchange Co. shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of US Gold, Alberta ULC and Canadian Exchange Co.

ARTICLE 10

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

10.1 Amendments, Modifications, etc.

          Subject to Section 10.2 thereof, this agreement may not be amended or modified except by an agreement in writing executed by US Gold, Alberta ULC, Canadian Exchange Co. and the Trustee and approved by the Beneficiaries in accordance with Section 9.2 of the Share Provisions.

10.2 Ministerial Amendments

          Notwithstanding the provisions of Section 10.1, the parties to this agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this agreement for the purposes of:

     (a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of Canadian Exchange Co., Alberta ULC and US Gold shall be of the good faith opinion (confirmed in writing by each to the Trustee) that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

     (b) making such amendments or modifications not inconsistent with this agreement (as confirmed in writing by Canadian Exchange Co. which may be relied upon by the Trustee), as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of US Gold, Alberta ULC and Canadian Exchange Co. (confirmed in writing by each to the Trustee) and in the opinion of the Trustee, in reliance upon a certificate of Canadian Exchange Co., having in mind the best interests of the Beneficiaries, it may be expedient to make, provided that such boards of directors (confirmed in writing by each to the Trustee) and the Trustee, acting in reliance upon a certificate of Canadian Exchange Co., shall be of the opinion that such amendments and modifications will not be prejudicial to the rights or interests of the Beneficiaries as a whole; or

     (c) making such changes or corrections which, on the advice of counsel to US Gold, Alberta ULC, Canadian Exchange Co. and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

10.3 Meeting To Consider Amendments

          Canadian Exchange Co., at the request of US Gold, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Canadian Exchange Co., the Share Provisions and all applicable laws.

10.4 Changes in Capital of US Gold and Canadian Exchange Co.

          At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either US Gold Common Stock or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which US Gold Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

10.5 Execution of Supplemental Trust Agreements

          Notwithstanding Section 10.1, from time to time Canadian Exchange Co. (when authorized by a resolution of its Board of Directors), US Gold (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof. In executing or accepting the supplemental trusts created by any supplemental indenture permitted by this Article 10, the Trustee will be entitled to receive and (subject to Article 6) will be fully protected in relying upon an Officer’s Certificate and opinions of counsel stating that the execution of such supplemental indenture is authorized or permitted in this agreement.

ARTICLE 11

TERMINATION

11.1 Term

          The Trust created by this agreement shall continue until the earliest to occur of the following events:

     (a) no outstanding Exchangeable Shares are held by a Beneficiary;

     (b) each of US Gold, Alberta ULC and Canadian Exchange Co. elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 9.2 of the Share Provisions; and

     (c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

11.2 Survival of Agreement

          This agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any termination of this agreement.

ARTICLE 12

GENERAL

12.1 Severability

          If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by reason of any rule or law, or public policy, all other conditions and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

12.2 Enurement

          This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and, subject to the terms hereof, to the benefit of the Beneficiaries.

12.3 Notices to Parties

          Any notice and other communications required or permitted to be given pursuant to this agreement shall be in writing and shall be deemed sufficiently given if delivered in person or if sent by facsimile transmission (provided such transmission is recorded as being transmitted successfully) at or to the address or facsimile telephone number set forth beneath the name of such party below:

If to Canadian Exchange Co. or Alberta ULC:

2900 Manulife Place
10180-101 Street
Edmonton, Alberta
T5J 3V5

Facsimile No.: (780) 423-7276
Attention: Corporate Secretary

If to US Gold:

2201 Kipling Street
Suite 100
Lakewood, Colorado
80215

Facsimile No.: (303) 238-1438
Attention: William F. Pass

In the case of Canadian Exchange Co., Alberta ULC and US Gold, with copy to:

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West, Suite 3900
Toronto, Ontario
M5X 1B2

Attention: Michael Melanson
Fax: (416) 863-4592

If to the Trustee:

[<>]

Attention: [<>]
Fax: [<>]

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section. Any notice given shall be deemed to have been received on the date of such delivery or sending. Provided that if any notice or other communication to which this section applies is given or delivered by facsimile transmission and is recorded as having been transmitted successfully after 5:00 pm (local time of recipient) on a business day or at any time on a day that is not a business day, such notice or other communication shall be deemed to have been given or delivered and received on the following business day.

12.4 Notice to Beneficiaries

          Any notice, request or other communication to be given to a Beneficiary shall be in writing and shall be valid and effective if given by mail (postage pre-paid or by delivery, to the address of the holder recorded in the securities register of Canadian Exchange Co. or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken pursuant thereto.

12.5 Risk of Payments By Post

          Whenever payments are to be made or certificates or documents are to be sent to any Beneficiary by the Trustee or by Canadian Exchange Co., Alberta ULC, US Gold or by such Beneficiary to the Trustee or to US Gold or Alberta ULC or Canadian Exchange Co., the making of such payment or sending of such certificate or document sent through the post shall be at the risk of Canadian Exchange Co., in the case of payments made or documents by the Trustee or Canadian Exchange Co. or Alberta ULC or US Gold and the Beneficiary, in the case of payments made or documents by the Beneficiary.

12.6 Counterparts

          This agreement may be executed in counterparts (by facsimile or otherwise), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

12.7 Jurisdiction

          This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.8 Attornment

          Each of the Trustee, US Gold, Alberta ULC and Canadian Exchange Co. agrees that any action or proceeding arising out of or relating to this agreement or any of the transactions contemplated by this agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgement of the said courts and not to seek, and hereby waives, any review of the merits of any such judgement by the courts of any other jurisdiction, and each of US Gold and Alberta ULC hereby appoint Canadian Exchange Co. at its registered office in the Province of Alberta as attorney for service of process.

          IN WITNESS WHEREOF the parties hereto have caused this agreement to be duly executed as of the date first above written.

U.S. GOLD CORPORATION

By: _________________________________________________
Name:
Title:

US GOLD ALBERTA ULC

By: _________________________________________________
Name:
Title:

US GOLD CANADIAN ACQUISITION
CORPORATION

By: _________________________________________________
Name:
Title:

[<>] (Trustee)

By: _________________________________________________
Name:
Title:

By: _________________________________________________
Name:
Title:

APPENDIX J

FORM OF SUPPORT AGREEMENT

          AGREEMENT made as of , 2007, between U.S. Gold Corporation, a corporation existing under the laws of Colorado (“US Gold”), US Gold Alberta ULC, a corporation existing under the laws of Alberta (“Alberta ULC”) and US Gold Canadian Acquisition Corporation, a corporation existing under the laws of Alberta (“Canadian Exchange Co.”).

          WHEREAS US Gold, together with Canadian Exchange Co. has offered, by way of a public take-over bid, to acquire all of the outstanding common shares of each of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Ltd. in consideration for exchangeable shares (“Exchangeable Shares”) of Canadian Exchange Co.;

          AND WHEREAS holders of Exchangeable Shares will be entitled to require Canadian Exchange Co. to redeem such Exchangeable Shares and upon such redemption each Exchangeable Share shall be exchanged by Canadian Exchange Co. for one share of common stock of US Gold (“US Gold Common Stock”);

          AND WHEREAS US Gold intends to grant to and in favour of Non-Affiliated Holders (as hereinafter defined) from time to time of Exchangeable Shares the right to require US Gold or, at the option of US Gold, Alberta ULC, to purchase from each Non-Affiliated Holder all or any part of the Exchangeable Shares held by the Non-Affiliated Holder;

          AND WHEREAS the parties desire to make appropriate provision and to establish a procedure whereby US Gold will take certain actions and make certain payments and deliveries necessary to ensure that Canadian Exchange Co. and Alberta ULC will be able to make certain payments and to deliver or cause to be delivered shares of US Gold Common Stock in satisfaction of the obligations of Canadian Exchange Co. and/or Alberta ULC under the Share Provisions (as hereinafter defined) and this agreement;

          NOW THEREFORE, in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged),the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

          In this agreement, each initially capitalized term and the terms used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of Canadian Exchange Co. and the following terms shall have the following meanings:

          “Effective Date” means the earliest date on which Canadian Exchange Co. first takes up shares of White Knight Resources Ltd., Nevada Pacific Gold Ltd. or Tone Resources Ltd. under the offers to purchase pursuant to the take-over bids referred to in the Recitals hereto.

          “including” means “including without limitation” and “includes” means “includes without limitation”.

          “Non-Affiliated Holders” means the registered holders of Exchangeable Shares other than US Gold and its Subsidiaries.

          “Special Voting Share” means the one share of special voting preference stock no par value, issued by US Gold to and deposited with the Trustee, which entitles the holder of record to a number of votes at meetings of holders of US Gold Common Stock equal to the number of Exchangeable Shares outstanding from time to time that are held by Non-Affiliated Holders.

          “Trustee” means and, subject to the provisions of the Voting and Exchange Trust Agreement, includes any successor trustee or permitted assigns.

1.2 Interpretation Not Affected By Headings

          The division of this agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this agreement. Unless otherwise specified, references to an “Article” or “Section” refer to the specified Article or Section of this agreement.

1.3 Number, Gender, etc.

          In this agreement, unless the context otherwise requires words importing the singular number include the plural and vice versa. Words importing any gender shall include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4 Date for any Action

          If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.5 Payments

          All payments to be made hereunder will be made without interest and less any tax required by Canadian law to be deducted and withheld.

ARTICLE 2

COVENANTS OF US GOLD AND CANADIAN EXCHANGE CO.

2.1 Covenants Regarding Exchangeable Shares

          So long as any Exchangeable Shares owned by Non-Affiliated Holders are outstanding, US Gold will:

     (a) not declare or pay any dividend on the US Gold Common Stock unless Canadian Exchange Co. shall (i) simultaneously declare or pay, as the case may be, an equivalent dividend on the Exchangeable Shares (an “Equivalent Dividend”), and (ii) have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such Equivalent Dividend;

     (b) advise Canadian Exchange Co. sufficiently in advance of the declaration by US Gold of any dividend on the US Gold Common Stock and take all such other actions as are reasonably necessary, in co-operation with Canadian Exchange Co., to ensure that the respective declaration date, record date and payment date for an Equivalent Dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the US Gold Common Stock and that such dividend on the Exchangeable Shares shall comply with any requirements of the stock exchange on which the Exchangeable Shares are listed;

     (c) ensure that the record date for determining shareholders entitled to receive any dividend declared on the US Gold Common Stock is not less than 10 Business Days after the declaration date for such dividend or such shorter period as may be permitted under applicable law;

     (d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Canadian Exchange Co., in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Canadian Exchange

Co. or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit Canadian Exchange Co. to cause to be delivered shares of US Gold Common Stock to the holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Share Provisions;

     (e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Canadian Exchange Co., in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Retraction Price and the Redemption Price, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit Canadian Exchange Co. to cause to be delivered shares of US Gold Common Stock to the holders of Exchangeable Shares, upon the retraction or redemption of Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Share Provisions, as the case may be;

     (f) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Alberta ULC or US Gold, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, including all such actions and all such things as are necessary or desirable to enable and permit Alberta ULC or US Gold to cause to be delivered shares of US Gold Common Stock to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be; and

     (g) not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of Canadian Exchange Co. or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of Canadian Exchange Co. or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs.

2.2 Segregation of Funds

          US Gold will cause Canadian Exchange Co. to deposit a sufficient amount of funds in a separate account of Canadian Exchange Co. and segregate a sufficient amount of such other assets and property as is necessary to enable Canadian Exchange Co. to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, once such amounts become payable under the terms of this agreement or the Share Provisions, in each case for the benefit of Non-Affiliated Holders from time to time of the Exchangeable Shares, and to use such funds and other assets so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Reservation of US Gold Common Stock

          US Gold hereby represents, warrants and covenants in favour of Canadian Exchange Co. and Alberta ULC that US Gold has reserved for issuance and will, at all times while any Exchangeable Shares are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of US Gold Common Stock (or other shares or securities into which US Gold Common Stock may be reclassified or changed as contemplated by Section 2.7): (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (b) as are now and may hereafter be required to enable and permit each of US Gold, Alberta ULC and Canadian Exchange Co. to meet its obligations under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which US Gold, Alberta ULC and Canadian Exchange Co. may now or hereafter be required to issue and/or deliver shares of US Gold Common Stock to the Non-Affiliated Holders.

2.4 Notification of Certain Events

          In order to assist US Gold to comply with its obligations hereunder and to permit Alberta ULC to exercise the Liquidation Call Right, Retraction Call Right and Redemption Call Right, Canadian Exchange Co. will notify US Gold of each of the following events at the time set forth below:

     (a) in the event of any determination by the board of directors of Canadian Exchange Co. to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Canadian Exchange Co. or to effect any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

     (b) immediately, upon the earlier of (i) receipt by Canadian Exchange Co. of notice of, and (ii) Canadian Exchange Co. otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Canadian Exchange Co. or to effect any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs;

     (c) immediately, upon receipt by Canadian Exchange Co. of a Retraction Request;

     (d) at least 30 days prior to any Redemption Date determined by the board of directors of Canadian Exchange Co. in accordance with the Share Provisions; and

     (e) as soon as practicable upon the issuance by Canadian Exchange Co. of any Exchangeable Shares or rights to acquire Exchangeable Shares.

2.5 Delivery of US Gold Common Stock

          Upon notice of any event that requires Canadian Exchange Co. or Alberta ULC to cause to be delivered US Gold Common Stock to any holder of Exchangeable Shares, US Gold shall, in any manner deemed appropriate by it, provide such shares or cause such shares to be provided to Canadian Exchange Co. or Alberta ULC, as appropriate, which shall forthwith deliver or cause to be delivered the requisite number of US Gold Common Stock to or for the benefit of the former holder of the surrendered Exchangeable Shares. All such shares of US Gold Common Stock shall be duly authorized and validly issued as fully paid, non-assessable, free of pre-emptive rights and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim. In consideration for the issuance and delivery of each such share of US Gold Common Stock, Canadian Exchange Co. or Alberta ULC, as the case may be, shall subscribe a cash amount or pay a purchase price equal to the fair market value of the shares of US Gold Common Stock.

2.6 Qualification of US Gold Common Stock

          US Gold covenants that it will make such filings and seek such regulatory consents and approvals as are necessary so that the shares of US Gold Common Stock to be issued to holders of Exchangeable Shares pursuant to the terms of the Share Provisions, the Voting and Exchange Trust Agreement and this agreement will be issued in compliance with the applicable securities laws in Canada and the United States and may be freely traded thereafter (other than by reason of a holder being a “control person” of US Gold for purposes of Canadian securities laws or by holders who are Affiliates of US Gold within the meaning of U.S. securities laws). US Gold will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all shares of US Gold Common Stock to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding shares of US Gold Common Stock have been listed by US Gold and remain listed and are quoted or posted for trading at such time.

2.7 Economic Equivalence

     (a) US Gold will not without prior approval of Canadian Exchange Co. and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 of the Share Provisions:

     (i) issue or distribute shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock) to the holders of all or substantially all of the then outstanding US Gold Common Stock by way of stock dividend or other distribution, other than an issue of shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock) to holders of shares of US Gold Common Stock who exercise an option to receive dividends in US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire US Gold Common Stock) in lieu of receiving cash dividends; or

     (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of US Gold Common Stock entitling them to subscribe for or to purchase shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock); or

     (iii) issue or distribute to the holders of all or substantially all of the then outstanding shares of US Gold Common Stock (A) shares or securities (including evidences of indebtedness) of US Gold of any class other than US Gold Common Stock (or securities convertible into or exchangeable for or carrying rights to acquire shares of US Gold Common Stock), or (B) rights, options or warrants other than those referred to in Section 2.7(a)(ii) above, or (C) assets of US Gold;

unless (x) Canadian Exchange Co. is permitted under applicable law to issue or distribute the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets to holders of the Exchangeable Shares and (y) Canadian Exchange Co. shall issue or distribute such rights, options, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares.

     (b) US Gold will not without the prior approval of Canadian Exchange Co. and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 of the Share Provisions:

     (i) subdivide, redivide or change the then outstanding shares of US Gold Common Stock into a greater number of shares of US Gold Common Stock; or

     (ii) reduce, combine, consolidate or change the then outstanding shares of US Gold Common Stock into a lesser number of shares of US Gold Common Stock; or

     (iii) reclassify or otherwise change the shares of US Gold Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the shares of US Gold Common Stock;

unless (x) Canadian Exchange Co. is permitted under applicable law simultaneously to make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable Shares, and (y) the same or an economically equivalent change is made to, or in the rights of the holders of, the Exchangeable Shares.

     (c) US Gold will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than ten Business Days after the date on which such event is declared or announced by US Gold (with simultaneous notification thereof by US Gold to Canadian Exchange Co.).

     (d) The board of directors of Canadian Exchange Co. shall determine, acting in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination shall be conclusive and binding on US Gold. In making each such determination, the following factors shall, without excluding other factors determined by the board of directors of Canadian Exchange Co. to be relevant, be considered by the board of directors of Canadian Exchange Co.:

     (i) in the case of any stock dividend or other distribution payable in shares of US Gold Common Stock, the number of such shares issued in proportion to the number of shares of US Gold Common Stock previously outstanding;

     (ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a share of US Gold Common Stock;

     (iii) in the case of the issuance or distribution of any other form of property (including, without limitation, any shares or securities of US Gold of any class other than US Gold Common Stock, any rights, options or warrants other than those referred to in Section 2.7(d)(ii), any evidences of indebtedness of US Gold or any assets of US Gold), the relationship between the fair market value (as determined by the board of directors of Canadian Exchange Co. in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding share of US Gold Common Stock and the Current Market Price of a share of US Gold Common Stock;

     (iv) in the case of any subdivision, redivision or change of the then outstanding shares of US Gold Common Stock into a greater number of shares of US Gold Common Stock or the reduction, combination, consolidation or change of the then outstanding shares of US Gold Common Stock into a lesser number of shares of US Gold Common Stock or any amalgamation, merger, reorganization or other transaction affecting the US Gold Common Stock, the effect thereof upon the then outstanding shares of US Gold Common Stock; and

     (v) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of shares of US Gold Common Stock as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

2.8 Tender Offers

          In the event that a cash offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to US Gold Common Stock (an “Offer”) is proposed by US Gold or is proposed to US Gold or its shareholders and is recommended by the board of directors of US Gold, or is otherwise effected or to be effected with the consent or approval of the board of directors of US Gold, US Gold will use reasonable efforts (to the extent, in the case of an Offer by a third party, within its control) expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of shares of US Gold Common Stock, without discrimination. Without limiting the generality of the foregoing, US Gold will use reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against Canadian Exchange Co. (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the right of Canadian Exchange Co. to redeem, or US Gold or Alberta ULC to purchase pursuant to the Redemption Call Right, Exchangeable Shares.

2.9 US Gold and Affiliates Not To Vote Exchangeable Shares

          US Gold covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. US Gold further covenants and agrees that it will not, and will cause its Subsidiaries not to, exercise any voting rights that may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the (or any successor or other corporate statute by which Canadian Exchange Co. may in the future be governed) with respect to any Exchangeable Shares held by it or by its Subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Stock Exchange Listing

          US Gold covenants and agrees in favour of Canadian Exchange Co. that US Gold will use its best efforts to maintain a listing of the Exchangeable Shares on the Toronto Stock Exchange or another stock exchange in Canada prescribed under the Income Tax Act (Canada).

2.11 Due Performance

          On and after the Effective Date, US Gold shall, and shall cause Alberta ULC to, duly and timely perform all of its obligations provided for herein and that may arise under the Share Provisions, and US Gold shall be responsible for the due performance of all of such obligations hereunder and under the Share Provisions.

2.12 Issue of Additional Shares

          During the term of this agreement, US Gold will not issue any Special Voting Shares other than the one Special Voting Share to be issued to the Trustee.

2.13 Ownership of Outstanding Shares

          Without the prior approval of Canadian Exchange Co. and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 11.2 of the Share Provisions, US Gold covenants and agrees in favour of Canadian Exchange Co. that, as long as any outstanding Exchangeable Shares are owned by Non-Affiliated Holders, US Gold will be and remain the direct or indirect beneficial owner of all issued and outstanding common shares in the capital of Canadian Exchange Co. and all of the issued and outstanding common shares in the capital of all of the issued and outstanding voting shares in the capital of Alberta ULC.

ARTICLE 3

US GOLD SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

          US Gold shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

     (a) such other person or continuing corporation (the “US Gold Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the US Gold Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such US Gold Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of US Gold under this agreement; and

     (b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Exchangeable Shares.

3.2 Vesting of Powers in Successor

          Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the US Gold Successor and such other person that may then be the issuer of the US Gold Common Stock shall possess and from time to time may exercise each and every right and power of US Gold under this agreement in the name of US Gold or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the board of directors of US Gold or any officers of US Gold may be done and performed with like force and effect by the directors or officers of such US Gold Successor.

3.3 Wholly-Owned Subsidiaries

          Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned Subsidiary of US Gold with or into US Gold or the winding-up, liquidation or dissolution of any wholly-owned Subsidiary of US Gold, provided that all of the assets of such Subsidiary are transferred to US Gold or another wholly-owned Subsidiary of US Gold, and any such transactions are expressly permitted by this Article 3.

ARTICLE 4

GENERAL

4.1 Term

          This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by Non-Affiliated Holders.

4.2 Changes in Capital of US Gold and Canadian Exchange Co.

          Notwithstanding the provisions of Section 4.4 hereof, at all times after the occurrence of any event contemplated pursuant to Section 2.7 and Section 2.8 hereof or otherwise, as a result of which either the US Gold Common Stock or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which the US Gold Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

          Notwithstanding the provisions of Section 4.4 hereof, if any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.4 Amendments, Modifications

     (a) Subject to Section 4.2, Section 4.3, and Section 4.5 of this agreement may not be amended or modified except by an agreement in writing executed by Canadian Exchange Co., Alberta ULC and US Gold and approved by the holders of the Exchangeable Shares in accordance with Section 9.2 of the Share Provisions.

     (b) No amendment or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.5 Ministerial Amendments

          Notwithstanding the provisions of Section 4.4 hereof, the parties to this agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

     (a) adding to the covenants of any or all of the parties hereto for the protection of the Non-Affiliated Holders;

     (b) evidencing the succession of US Gold Successors and the covenants of and obligations assumed by each such US Gold Successor in accordance with the provisions of Article 3;

     (c) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of each of Canadian Exchange Co., Alberta ULC and US Gold, having in mind the best interests of the Non-Affiliated Holders as a whole, it may be expedient to make, provided that each such board of directors shall be of the opinion that such amendments or modifications will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole of the Exchangeable Shares; or

     (d) making such changes or corrections which, on the advice of counsel to Canadian Exchange Co., Alberta ULC and US Gold, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of each of Canadian Exchange Co., Alberta ULC and US Gold shall be of the opinion that such changes or corrections will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders.

4.6 Meeting to Consider Amendments

          Canadian Exchange Co., at the request of US Gold, shall call a meeting or meetings of the holders of Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.4 hereof. Any such meeting or meetings shall be called and held in accordance with the bylaws of Canadian Exchange Co., the Share Provisions and all applicable laws.

4.7 Enurement

          This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

4.8 Notices to Parties

          Any notice and other communications required or permitted to be given pursuant to this agreement shall be sufficiently given if delivered in person or if sent by facsimile transmission (provided such transmission is recorded as being transmitted successfully) to the parties at the following addresses:

(a) in the case of US Gold, to the following address:

2201 Kipling Street
Suite 100
Lakewood, Colorado
80215
Facsimile No.: (303) 238-1438
Attention: William F. Pass

with a copy to:

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West, Suite 3900
Toronto, Ontario
M5X 1B2

Attention: Michael Melanson
Fax: (416) 863-4592

(b) in the case of Alberta ULC, to the following address:

2900 Manulife Place
10180-101 Street
Edmonton, Alberta
T5J 3V5
Facsimile No.: (780) 423-7276
Attention: Corporate Secretary

with a copy to:

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West, Suite 3900
Toronto, Ontario
M5X 1B2
Attention: Michael Melanson
Fax: (416) 863-4592

(c) in the case of Canadian Exchange Co., to the following address:

2900 Manulife Place
10180-101 Street
Edmonton, Alberta
T5J 3V5
Facsimile No.: (780) 423-7276
Attention: Corporate Secretary

with a copy to:

U.S. Gold Corporation
2201 Kipling Street
Suite 100
Lakewood, Colorado
80215
Facsimile No.: (303) 238-1438
Attention: William F. Pass

or at such other address as the party to which such notice or other communication is to be given has last notified the party given the same in the manner provided in this Section, and if not given the same shall be deemed to have been received on the date of such delivery or sending.

4.9 Counterparts

          This agreement may be executed in counterparts (by facsimile or otherwise), each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.10 Jurisdiction

          This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

          IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

U.S. GOLD CORPORATION

Per: _______________________________________________
Name:
Title:

US GOLD ALBERTA ULC

Per: _______________________________________________
Name:
Title:

US GOLD CANADIAN ACQUISITION
CORPORATION

Per: _______________________________________________
Name:
Title:

APPENDIX K

INFORMATION CONCERNING U.S. GOLD CORPORATION

1. United States Disclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

[X]  ANNUALREPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

[   ] TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission file number 001-33190

U.S. GOLD CORPORATION
(Name of small business issuer in its charter)

Colorado	84-0796160
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2201 Kipling Street, Suite 100, Lakewood, CO	80215
(Address of principal executive offices)	(Zip Code)

(303) 238-1438
(Issuer’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, no par value	American Stock Exchange
Title of each class	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act:
(Title of class)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act
Yes [   ] No [X].

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Sections 13 or 15(d) of the Securities
Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [   ] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB :.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes [X]

No State issuer’s revenues for its most recent fiscal year: $1,052,478.

The aggregate market value (at the last trade price of $9.09 per share) of the Common Stock of U.S. Gold Corporation held by non-affiliates as of March 31, 2006 was approximately $149,486,286. As of March 31, 2006, there were 33,296,755 shares of
Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
None.

Transitional Small Business Disclosure Format (check one): [   ] Yes [X] No

K--1

K--2

ADDITIONAL INFORMATION

Descriptions of agreements or other documents in this report are intended as summaries and are not necessarily complete. Please refer to the agreements or other documents filed or incorporated herein by reference as exhibits. Please see the exhibit index at the end of this report for a complete list of those exhibits.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Please see the note under “Item 6. Management’s Discussion and Analysis or Plan of Operation,” for a description of special factors potentially affecting forward-looking statements included in this report.

EXPLANATORY NOTE

This amendment to Form 10-KSB is being filed to amend certain financial and engineering information contained in the original report. The following sections of our Form 10-KSB for the year ended December 31, 2005 have been amended: Item 1: Description of Business, Item 2: Description of Properties, Item 6: Management's Discussion and Analysis and Plan of Operation and Item 7: Financial Statements. Except to the extent relating to the restatement of our financial statements and the additional engineering data, the disclosure in the Form 10-KSB does not reflect any events that have occurred after this Form 10-KSB was initially filed on April 7, 2006. The amendment contains the entire report, as amended and restated.

PART I

ITEM 1.                DESCRIPTION OF BUSINESS.

Background

U.S. Gold Corporation (“we” or the “Company”) is engaged in the exploration for gold and other precious metals. We hold a 100% interest in the Tonkin Springs property in Eureka County, Nevada, subject to paramount title in the United States. This property consists of approximately 36 square miles of unpatented lode mining claims and millsite claims located on the Battle Mountain-Eureka Trend, approximately 45 miles northwest of the town of Eureka in north-central Nevada. We are presently in the exploration stage at the Tonkin Springs property. We have not generated revenue from mining operations since 1990.

We were organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, we changed our name to U.S. Gold Corporation.

Recent Events

In July 2005, Robert McEwen became our largest shareholder by purchasing 11,100,000 shares of our common stock, representing 33.3% of our outstanding shares prior to the financing discussed immediately below. In August 2005, he became our Chairman and Chief Executive Officer. In November 2005, at a meeting of our shareholders, nominees of Mr. McEwen’s were elected as a majority of our board of directors. At that meeting, our shareholders also approved an increase in our authorized capital from 35 million shares of common stock to 250 million shares.

On February 22, 2006, we completed a private placement of 16,700,000 subscription receipts at $4.50 per subscription receipt, from which we received $75,150,000 in gross proceeds, of which $37,575,000 was placed in escrow pending satisfaction of certain conditions. See Item 6: “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION-Recent Financing” for a more complete description of that transaction.

On March 5, 2006, we announced our intention to acquire four companies with properties in the Battle Mountain-Eureka Trend in Nevada. These companies, White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited, have mineral properties that are adjacent to or near our Tonkin Springs property. Our intention is to acquire all of these companies in exchange for the issuance of shares of our common stock. No formal offer has been commenced for any of these companies. We are unable to predict when, if ever, such an offer will be made or whether any of these transactions will be completed. Mr. McEwen owns an equity interest in each of these companies and has stated his intention to support our proposed acquisition of each of these companies.

Overview.

The Tonkin Springs property is a gold mining property in which we hold a 100% interest and which most recently produced gold in 1990. The property has been the focus of mineral exploration, development and intermittent production for approximately 25 years, since the early 1980s. We are currently focusing on property-wide exploration of mineral resources at Tonkin Springs.

K--3

The Tonkin Springs property is located on lands administered by the United States Department of Interior, Bureau of Land Management (BLM), Battle Mountain Field Office, in Nevada. Currently, the property is comprised of a total of 1,182 unpatented mining and 33 millsite claims encompassing approximately 36 square miles. Of the 1,215 claims comprising the Tonkin Springs property, 269 are leased from an unaffiliated third party under a lease that is due to expire in January 2009. Our property extends approximately 12 linear miles along the central Battle Mountain-Eureka Trend, located in north-central Nevada.

In December 2005, we retained Micon International Limited (Micon) to compile a technical report for the Tonkin Springs property. This report provides a technical summary of the exploration and development activities and results, and the mineral potential of the Tonkin Springs property. This report was prepared in accordance with the standards of National Instrument 43-101- Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Those standards are different than those prescribed by rules of the Securities and Exchange Commission (SEC). The SEC only permits the disclosure of proven or probable reserves, which in turn, require the preparation of a feasibility study demonstrating the economic feasibility of mining and processing the mineralization. We have not received a feasibility study with regard to our Tonkin Springs property. See Item 2, “DESCRIPTION OF PROPERTIES,” for additional information regarding our Tonkin Springs property.

We are presently in the exploration stage for gold at the Tonkin Springs property where we have an estimate of mineralized material of 29.7 million tons with average grade of 0.043 ounce of gold per ton. These mineral resource estimates are based on resource models that were constructed by Ore Reserves Engineering in 1996, with revision to the O-15 model in 2001 to incorporate new drilling data in that deposit. The mineral envelopes were drawn for the 1996 and 2001 resource models to restrict interpolation within areas that could be classified as at least an indicated resource. The cut-off used in the estimate was 0.012 ounces per ton of gold for oxides and 0.018 ounces per ton of gold for sulfides. These cut-offs are slightly higher than internal cut-offs assuming a price of $400 per ounce of gold, a recovery rate of 70% and costs of $2.00 per ton for processing of oxides and a recovery rate of 75% and costs of $4.50 per ton for processing of sulfides. The breakeven cut-off for oxides is 0.015 ounces of gold per ton, which will pay for $1.15 per ton mining costs, $1.13 per ton engineering costs, general and administrative expenses and processing costs. The breakeven cut-off for sulfides is 0.030 ounces of gold per ton, which will pay for $1.15 per ton mining costs, $3.36 per ton engineering, general and administrative expenses, and processing costs. Micon believes that these figures demonstrate that the mineralization has reasonable prospects for economic extraction.

In preparing this estimate, Micon has reviewed and analyzed data provided by U.S. Gold and previous operators of the mine, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon used all reasonable diligence in checking, confirming and validating the data. However, Micon has not carried out any independent exploration or drilling work, or carried out any sampling and assaying. The metallurgical, geological, mineralization and exploration technique and results descriptions used in this report are taken from previous reports prepared by us and Micon.

As an exploration stage mining company, our activities include, at various times and to various degrees, exploration, land acquisition, geological evaluation and feasibility studies of properties and, where warranted, efforts to develop and construct mining and processing facilities, mining and processing and the sale of gold and other metals and by-products. We may also enter into joint ventures, partnerships or other arrangements to accomplish these activities.

Competitive Business Conditions

We compete with many companies in the mining business, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition are unavailable due to their previous acquisition by other companies or our lack of financial resources. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in our company being unable not only to acquire desired properties, but to recruit or retain qualified employees, to obtain equipment and personnel to assist in our exploration activities or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation and business.

K--4

General Government Regulations

Mining in the State of Nevada is subject to federal, state and local law. Three types of laws are of particular importance to the Tonkin Springs property: those affecting land ownership and mining rights; those regulating mining operations; and those dealing with the environment.

The development, operation, closure and reclamation of mining projects in the United States require numerous notifications, permits, authorizations and public agency decisions. Compliance with environmental and related laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to our proposed operations may be encountered. We are currently operating under various permits for activities connected to mineral exploration, reclamation and environmental considerations. Unless and until a mineral source is proved, it is unlikely our operations will move beyond the exploration stage. If in the future we decide to proceed beyond exploration, there will be numerous notifications, permit applications and other decisions to be addressed at that time. This section does not attempt to exhaustively identify all of the permits that may need to be modified or obtained in order to expand our operations. See Item 2, “DESCRIPTION OF PROPERTIES - Environmental and Governmental Regulations,” for additional information on government regulation affecting our business.

Employees

As of March 31, 2006, we had four paid employees, two of whom serve as our executive officers. These individuals devote a majority of their business time to our affairs. Robert R. McEwen also serves as our Chief Executive Officer, presently in an unpaid capacity. He does not devote 100% of his business time to our affairs. We engage independent contractors in connection with the exploration of our mining property.

ITEM 2.                DESCRIPTION OF PROPERTIES

Our Tonkin Springs Property

Location and Access. The Tonkin Springs property is located on the eastern slope of the Northern Simpson Park Mountains in Nevada at an elevation of between approximately 6,700 feet and 7,600 feet above sea level. The topography varies from flat to moderately steep. The property area is approximately 45 miles northwest of Eureka, Nevada in Eureka County and is accessed by two county roads from Nevada State Road 278. The county gravel roads to the site are maintained by Eureka County and are periodically graded as required to provide year round access. Below is a general location map of the Tonkin Springs property.

K--5

The Battle Mountain-Eureka Trend, as it is currently defined, extends from near Winnemucca to the north, southeast to south of Eureka. Within this trend is the locally named “Cortez Trend.” The Battle Mountain-Eureka Trend is west of and subparallel to the Carlin Trend, and both are host to a large number of producing gold mines and other prospects.

The Tonkin Springs property is approximately 48 miles by road, northwest from Eureka (County population approximately 1,600), 85 miles by road southwest from Elko (population approximately 18,000) and 245 miles by road east from Reno (population approximately 200,000). The nearest airport is located in Elko.

In general, the area is characterized by hot summers and cold winters with monthly average maximum and average minimum temperatures ranging from 82 °FF (28°FC) to 7 °FF (-14°FC). The hottest month is July and the coldest is January. The average annual precipitation on site is estimated to be 11.3 inches. Evaporation in the area is significant with the average annual potential evaporation estimated at 62.6 inches.

Native vegetation in the project area is characterized by sagebrush/bunch grass communities with Sandberg bluegrass, Thuber needlegrass and bottlebrush squirreltail as the dominant species. On the north and east facing slopes fairly dense stands of Pinyon/Juniper exist with little understory of grasses or forbs. Much of the project area had been subjected to considerable grazing pressures from domestic livestock in years past. Consequently, much of the native vegetation has degenerated to what is considered degraded stands of sagebrush with an understory of cheatgrass on the more hilly areas, or halogeton, or other annual forbs, on the lowlands.

Improvements.

The Tonkin Springs property includes a mine site, several small open pits, stockpile areas and some established infrastructure. Remnants of an oxide heap leach operation from the 1980s include the pits and the stockpile areas. In 1988 and 1989, an integrated carbon-in-leach bacterial oxidation plant was built. The plant and associated infrastructure was decommissioned and mothballed in June 1990, but apart from the SAG mill, which has been removed, it is complete and we believe it is in relatively good condition. However, since we intend to conduct extensive exploration at the property and do not intend to use the plant, we may sell it in the future. Other existing improvements include access roads to different portions of the property.

The existing infrastructure available for the project also includes a water supply, water storage and distribution, sewage disposal, trailer park, fuel storage and distribution, grid and emergency power supply and distribution. Electrical power is supplied via existing 64kV power lines and a substation on the property. The power lines and substation are owned and maintained by Sierra Pacific Power Company. Existing facilities include an administration building, truck shop, assay laboratory, mill building, warehouse and plant maintenance shop.

History of Operations.

We obtained the first of the claims which now comprise the Tonkin Springs property in 1985. Between 1985 and 1988, approximately 26,000 ounces of gold were produced from the heap leach operation from about 871,000 tons of ore.

In 1988 and 1989, we constructed a mill with the proceeds of a debt financing. In 1989, oxide ore from the “Rooster” deposit was processed through the mill, producing 1,753 ounces of gold. In 1990, using bio-oxidation and the carbon-in-leach circuits of the mill, 2,735 ounces of gold were produced from approximately 70,000 tons of sulfide ore mined from TSP-1 deposit. To date, a total of approximately 30,517 ounces of gold has been produced at the Tonkin Springs property.

We have had a series of joint venture partners at the Tonkin Springs property. In 1991, Homestake Mining Company (Homestake), through its subsidiaries Homestake Nevada Corporation and Denay Creek Gold Mining Company (Denay), purchased 51% of the project and created the Tonkin Springs Venture Limited Partnership, a partnership organized under the laws of the State of Nevada (TSVLP). TSVLP completed data compilation, geologic mapping, rock and soil sampling, geophysical surveying and drilled 85,949 feet of reverse circulation core and mud rotary. In 1992, Homestake terminated the agreement, leaving 100% ownership of TSVLP to us.

In 1993, we sold an undivided 60% interest in the Tonkin Springs property to Gold Capital Corporation (Gold Capital), a newly-formed Colorado corporation, and established a mining joint venture. Gold Capital was unable to obtain necessary financing and was acquired by Globex Mining Enterprises Inc. (Globex) in 1997. In 1999, Globex terminated its agreement with us.

In 1999, Sudbury Contact Mines Limited (Sudbury), a subsidiary of Agnico-Eagle Mines Limited (Agnico), purchased Gold Capital’s 60% undivided interest in the Tonkin Springs property. Together with Sudbury, we contributed all of the Tonkin Springs property to Tonkin Springs Limited Liability Company (TSLLC), a Delaware limited liability company. Sudbury held a 60% managing interest in TSLLC. Between 1999 and 2001, Sudbury completed data compilation, chemical sampling

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and drilling on the project. In 2001, Sudbury withdrew from TSLLC, leaving us 100% ownership of TSLLC.

In 2003, BacTech Mining Corporation (formerly, BacTech Enviromet Corporation), through its subsidiary, BacTech Nevada Corporation (BacTech), obtained a 55% interest in TSLLC. BacTech conducted a number of surveys, including commissioning a technical report from Micon. A technical report entitled “A Review of the Tonkin Springs Property, Eureka County, Nevada, USA” was issued to BacTech in August 2003. Micon also completed a feasibility study and supporting technical report for BacTech in May 2004. BacTech withdrew from TSLLC in April 2005 due to a lack of working capital, returning 100% ownership of TSLLC to us. We assumed management of the property in May 2005.

Other than our past arrangements with Gold Capital and BacTech, which we believe were terminated due to a lack of working capital by those entities, we are unable to definitively state why the other partners terminated their relationship with us. Larger mining companies like Homestake and Agnico have budgets and exploration philosophies that dictate the projects they pursue and to which we are not privy.

A significant amount of exploration work has been conducted over the years at the Tonkin Springs property, focusing mainly on near-surface oxide and later sufilde mineralization. A total of 2,797 drill holes have been completed at the Tonkin Springs property between 1966 and 2004. The total length drilled is 168,970 meters (554,222 feet), and the average length per hole drilled is 60.4 meters (198 feet). Most of our former joint venture partners were focused on defining shallow mineralization with the potential for immediate production of gold and silver from known mineralization and did not conduct significant exploration on the Tonkin Springs property. Two companies, Denay (Homestake) and Sudbury (Agnico), focused on testing deeper styles of mineralization, although each of these two drilling campaigns did not test the property to significant depths. Denay completed 86 exploration drill holes during 1991 and 1992 at a cost of approximately $2.5 million. The average depth of these 86 holes is just under 300 feet. Sudbury completed 107 exploration drill holes during 1999 through October 2001, and the average depth of these holes is just under 600 feet. The most recent drilling prior to March 31, 2006 was completed by BacTech, with 29 holes drilled during 2003 and 2004, mainly as part of their feasibility studies, targeting resource confirmation and metallurgical testing. The average depth of this drilling is approximately 270 feet.

The following table summarizes drilling activities at the Tonkin Springs property from 1966 to March 31, 2006:

Summary of Drilling at Tonkin Springs

		No. of			No. of	No. of	Drilling
Period	Company	Holes	Total Length		Intervals	Assays	Type
			(metres)	(feet)
1966-67	Homestake Mining Company	10	655	2,147	850	419	Rotary
1970-71	American Selco (Amselco)	4	316	1,035	410	204	Rotary
1974-75	Chevron Resources	20	1,480	4,854	1,922	951	Rotary
1976	Placer Amex	19	1,601	5,250	1,519	769	Rotary
1978-79	Earth Resources	15	1,087	3,565	699	339	Rotary
1980	Freeport Exploration	34	2,971	9,745	3,864	1,910	Rotary
1981-84	Precambrian Exploration	421	32,227	105,705	41,861	21,104	Rotary
1985-89	U.S. Gold	1,976	97,805	320,802	125,389	61,823	Rotary & Core
1991-92	Homestake Mining Company (Denay)	86	7,723	25,332	83,088	17,644	Rotary & Core
1995-98	Gold Capital Corporation	76	1,339	4,392	14,405	2,344	Rotary & Core
1999-2001	Agnico-Eagle/Sudbury Contact	107	19,381	63,570	15,018	7,308	Rotary & Core
2003-04	BacTech	29	2,386	7,825	1,565	189	Rotary & Core
	Total	2,797	168,970	554,222	290,590	115,004
Claims.

Currently, the Tonkin Springs property consists of a total of 1,182 unpatented lode mining and 33 millsite claims encompassing approximately 36 square miles. Of that amount, 269 unpatented lode mining claims are leased from unaffiliated third parties pursuant to a mining lease, with the remainder owned by us. The claims are contiguous, with the exception of four claims where a trailer park is located, as well as some claims within the project boundary that we no longer own or lease. Obligations that must be met to retain the property include annual claim maintenance fees to the BLM of $125 per claim per year and additional fees to Eureka County of $8.50 per claim per year (2005 assessment year fee rate). Rates may change over time. Other obligations include obtaining and maintaining all necessary regulatory permits and any mining lease requirements, such as lease and option payments to claim owners. The rights to the unpatented lode claims and millsites continue on an annual basis so long as the obligations are met to maintain the validity of the claims. As the owner or lessee of the claims, we are allowed to explore, develop and mine the property, subject to procurement of required operating permits and approvals, compliance with applicable federal, state and local laws, regulations and ordinances.

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Of the 1,182 unpatented lode mining claims that comprise the Tonkin Springs property, 269 claims cover the lease at the area of the property called Tonkin North, and are owned by unaffiliated parties. The term of this lease expires January 1, 2009 and may be extended from year to year, up to a maximum term of 99 years, by production from the leased claims. The Tonkin North lease requires payment of an annual advance royalty in the amount of $150,000, or the value of 455 ounces of gold, whichever is greater, due in January of each year. The lease also requires production royalties of 5% of the gross sale price of gold or silver but provides for recapture of annual advance royalties previously paid. The existing balance of the advance royalties, after recognition of the January 2006 payment, is approximately $3.22 million, meaning that we would not be required to pay any additional production royalties until we produced approximately $65.5 million of gross revenue from the leased claims. Certain of the claims which are included in the Tonkin North lease are also subject to a 1% net smelter return royalty payable to Precambrian Exploration, Inc. (Precambrian) after $15 million in gross revenues are realized from the claims. We are required to perform an annual work commitment on these claims with an annual report submitted to the lessors summarizing the work completed. The lease includes a defined area of interest extending from the boundaries of certain claims; any claims within this area of interest that are acquired through staking or joint ventures with other property owners falls under the parameters of this lease.

We own the remaining 913 unpatented lode mining claims comprising the Tonkin Springs property, as well as 33 millsite claims. A total of 317 of these claims are subject to a royalty equal to 2% of net smelter returns, which becomes payable to Precambrian after $50 million in gross revenues is realized from the claims. Precambrian may elect to receive its royalty in kind. Precambrian is an unaffiliated third party and predecessor in interest to the claims.

In 1994, 215 claims covering approximately 4,400 acres adjacent to the Tonkin Springs property were acquired from United States Exploration Inc., an unaffiliated third party. The claims are subject to a royalty of 1% of net smelter returns for gold when the indexed price of gold is $350 per ounce or more, and a royalty of 1% of net smelter returns for silver when the indexed price of silver is $3.50 per ounce or more. No royalties are payable at lower indexed prices. The indexed prices shall reflect adjustments based on the Producer Price Index, sub-index Finished Goods Excluding Foods, as published by the United States Department of Commerce. Of the total of 1,215 mining claims encompassing the Tonkin Springs property, 381 are not subject to any royalties.

We are currently attempting to update title on the claims.

Geology.

The geology in the vicinity of the Tonkin Springs property is complex both lithologically and structurally. The rocks in the area of Tonkin Springs range in age from Quaternary gravels and alluvium, Tertiary volcanic rocks, and Paleozoic sediments. There is a strong northwest structural fabric in the area, cross cut by several prominent north northeast and northeast structures that appear to be key to focusing mineralization in the area. These structures help to fracture the host rocks, and act as conduits for the mineralizing fluids to migrate up from depth. The host rocks for the gold mineralization currently identified at Tonkin Springs consist of a sequence of Paleozoic rocks that were subsequently faulted, intruded and mineralized by gold-bearing solutions which originated at depth and migrated up along fracture systems until reaching fractured and/or chemically favorable rock suitable for deposition. Tertiary volcanism followed by faulting and erosion have affected the mineralized material.

In both the Carlin and Battle Mountain-Eureka Trends, there are structural and stratigraphic features that help to focus mineralization, making this area of North-central Nevada what we believe to be one of the most important gold provinces in the world. In evaluating the known deposits in both of these trends, there are similar structures and stratigraphic units that host the largest, most significant deposits. It is these favorable features that we will be attempting to identify and target at depth at the Tonkin Springs property during our two-year exploration program.

We believe the stratigraphy, structure and alteration styles currently identified at the Tonkin Springs property are similar to Carlin-type deposits identified elsewhere in the Battle Mountain-Eureka and Carlin trends. Carlin-type mineralization is the main focus of exploration efforts at Tonkin, both near-surface as well as at depth. Carlin-style deposits are characterized by sediment-hosted, low grade disseminated gold mineralization occurring typically in carbonate rocks. Deposits are both structurally and stratigraphically controlled, where the gold is so fine grained that it is typically not visible. Typical deposits are structurally controlled, with sub-microscopic gold particles hosted in strongly altered sedimentary host rocks near controlling structures. Gold is usually associated with anomalous levels of arsenic, antimony and mercury. U.S. Gold believes that the Tonkin Springs property has potential to host similar large-scale sediment-hosted deposits as are identified elsewhere in the Carlin and Battle Mountain-Eureka Trends. Most of the previous exploration and development programs at the project have mainly focused on near-surface oxide and sulphide mineralized material.

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Environmental and Governmental Regulations

The operation of mines is governed by both federal and state laws. The Tonkin Springs property is administered by the BLM. In general, the federal laws that govern mining claim location and maintenance and mining operations on Federal Lands, including the Tonkin Springs property, are administered by the BLM. Additional federal laws, such as those governing the purchase, transport or storage of explosives, and those governing mine safety and health, also apply.

The State of Nevada likewise requires various permits and approvals before mining operations can begin, although the state and federal regulatory agencies usually cooperate to minimize duplication of permitting efforts. Among other things, a detailed reclamation plan must be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. The Nevada Division of Environmental Protection (NDEP) is the state agency that administers the reclamation permits, mine permits and related closure plans on the project. Local jurisdictions (such as Eureka County) may also impose permitting requirements, such as conditional use permits or zoning approvals.

Mining activities at the Tonkin Springs property are also subject to various environmental laws, both federal and state, including but not limited to the federal National Environmental Policy Act, CERCLA (as defined below), the Resource Recovery and Conservation Act, the Clean Water Act, the Clean Air Act and the Endangered Species Act, and certain Nevada state laws governing the discharge of pollutants and the use and discharge of water. Various permits from federal and state agencies are required under many of these laws. Local laws and ordinances may also apply to such activities as waste disposal, road use and noise levels.

We are committed to fulfilling our requirements under applicable environmental laws and regulations. These laws and regulations are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct our business in a manner that safeguards public health and mitigates the environmental effects of our business activities. To comply with these laws and regulations, we have made, and in the future may be required to make, capital and operating expenditures.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. We are unaware of any reason why our properties would currently give rise to any potential liability under CERCLA. We cannot predict the likelihood of future liability under CERCLA with respect to our property or surrounding areas that have been affected by historic mining operations.

Under the Resource Conservation and Recovery Act (RCRA) and related state laws, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous or solid wastes associated with certain mining-related activities. RCRA costs may also include corrective action or clean up costs.

Mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, such as crushers and storage facilities, and from mobile sources such as trucks and heavy construction equipment. All of these sources are subject to review, monitoring, permitting, and/or control requirements under the federal Clean Air Act and related state air quality laws. Air quality permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the permitting conditions.

Under the federal Clean Water Act and delegated state water-quality programs, point-source discharges into “Waters of the State” are regulated by the National Pollution Discharge Elimination System (NPDES) program. Section 404 of the Clean Water Act regulates the discharge of dredge and fill material into “Waters of the United States,” including wetlands. Stormwater discharges also are regulated and permitted under that statute. All of those programs may impose permitting and other requirements on our operations.

The National Environmental Policy Act (NEPA) requires an assessment of the environmental impacts of “major” federal actions. The “federal action” requirement can be satisfied if the project involves federal land or if the federal government provides financing or permitting approvals. NEPA does not establish any substantive standards. It merely requires the analysis of any potential impact. The scope of the assessment process depends on the size of the project. An “Environmental Assessment” (EA) may be adequate for smaller projects. An “Environmental Impact Statement” (EIS), which is much more detailed and broader in scope than an EA, is required for larger projects. NEPA compliance requirements for any of our proposed projects could result in additional costs or delays.

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Several environmental assessments have been filed on the Tonkin Springs property in the past, and a finding of no significant impact was made prior to commencement of mining in the 1980’s. However, while BacTech managed the property, the BLM suggested that an EIS was required for the project, and that effort was commenced in 2005. However, since we assumed control of the project later that year, we have ceased all activity on the EIS, since it is not anticipated that we will be in production in the near future.

The Endangered Species Act (ESA) is administered by the U.S. Fish and Wildlife Service of the U.S. Department of Interior. The purpose of the ESA is to conserve and recover listed endangered and threatened species and their habitat. Under the ESA, “endangered” means that a species is in danger of extinction throughout all or a significant portion of its range. The term “threatened” under such statute means that a species is likely to become endangered within the foreseeable future. Under the ESA, it is unlawful to “take” a listed species, which can include harassing or harming members of such species or significantly modifying their habitat. We currently are unaware of any endangered species issues at our project that would have a material adverse effect on our operations. Future identification of endangered species or habitat in our project areas may delay or adversely affect our operations.

U.S. federal and state reclamation requirements often mandate concurrent reclamation and require permitting in addition to the posting of reclamation bonds, letters of credit or other financial assurance sufficient to guarantee the cost of reclamation. If reclamation obligations are not met, the designated agency could draw on these bonds or letters of credit to fund expenditures for reclamation requirements. Reclamation requirements generally include stabilizing, contouring and re-vegetating disturbed lands, controlling drainage from portals and waste rock dumps, removing roads and structures, neutralizing or removing process solutions, monitoring groundwater at the mining site, and maintaining visual aesthetics. With the exception of the notice from the NDEP discussed below, we believe that we are in substantial compliance with our permits and applicable laws and are committed to maintaining all of our financial assurance and reclamation obligations.

We are currently operating under various permits issued in connection with ongoing activities at the Tonkin Springs project. An exploration permit has been issued by the BLM and is jointly monitored with the NDEP. There is also a water pollution control permit, two permits for reclamation, an air quality permit and plan of operations for the property.

We have a plan of operations for the property and the BLM, in conjunction with the NDEP, issued an exploration permit to us. Under the plan submitted for the exploration permit, the BLM holds bonds of U.S. Gold Corporation totaling $2,891,033 to secure our reclamation obligation. The most significant bond, in the amount of $2,856,633, covers reclamation of the previously mined area. We anticipate a review and update of the plan of operations and reclamation plan during the third quarter of 2006 and that process could result in an increase to the current reclamation cost estimate and the corresponding bonding requirement. Changes to the reclamation plans are submitted contemporaneously to both the NDEP and the BLM and require their review and approval. Before our expanded exploration activities can be pursued as we anticipate, existing permits may need to be modified or new ones obtained.

In May 2005, the NDEP issued a notice of alleged violation under the mine permit relating to disturbances at a portion of the property where mining was formerly conducted. Specifically, these reclamation issues involve the heap leach used in prior years, the tailings seepage collection pond and the area previously mined and designated TSP-1 pit. As a result of that notice, we are under a compliance order to submit and implement a final closure plan for certain of the disturbances by August 2006. We have budgeted approximately $1.6 million to be spent in 2006 to complete these reclamation programs. We are working with the NDEP to address the terms of the order and believe that we are on schedule to meet the deadline.

We also plan to update the remaining plan of reclamation and to submit that revised plan to the BLM and NDEP by the end of the third quarter of 2006. That revised plan will include updated cost estimates and possibly an accelerated completion schedule of activities as compared to the plan submitted to those agencies in September 2004 by BacTech. We may also be required to post an additional bond for revised plan.

Past mining activities at Tonkin Springs which may give rise to other obligations include:

  a mill and associated tailings storage impoundment, which will ultimately require closure and reclamation;

  exposed sulfide bearing rocks located in the upper benches of TSP-1, which are generating a small amount of acidic waters that are high in metals;

  water captured in TSP-5 pit, which is neutral and high in metals;

  existing waste rock dumps that require re-grading and reclamation;

  the existing gold heap leach pad, which must be closed and reclaimed; and

  roads related to the past mining operations and exploration, which must be reclaimed.

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Office Facilities

As of March 31, 2006, we rented offices at two locations in Lakewood, Colorado and Reno, Nevada, totaling approximately 1,600 square feet. Rent equals a total of $26,400 per year payable in monthly installments. We also share office space in Toronto with certain entities in which our Chairman has an interest. We believe this space and these arrangements are adequate for our needs for the foreseeable future.

ITEM 3.                LEGAL PROCEEDINGS

We are not currently subject to any legal proceedings, and to the best of our knowledge, no such proceeding is threatened, the results of which would have a material impact on our properties, results of operation, or financial condition. Nor, to the best of our knowledge, are any of our officers or directors involved in any legal proceedings in which we are an adverse party.

ITEM 4.                SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We held our annual meeting of shareholders on November 14, 2005. At the meeting, all nominees for election to the Board of Directors were elected. The shareholders also ratified amendments to the Articles of Incorporation increasing the number of shares of authorized common stock to 250,000,000 shares and eliminating the par value of such shares, eliminated the requirements for a super majority vote of shareholders to approve certain matters, increased the amount of common stock reserved under the Non-Qualified Stock Option and Stock Grant Plan (Plan) to 5,000,000 shares, and ratified the appointment of Stark Winter Schenkein & Co., LLP as our auditors for the fiscal year ended December 31, 2005. The votes on these last five resolutions were as follows:

Increase of authorized shares to 250,000,000-
Votes For: 29,552,819	Votes Against: 1,075,887	Abstain: 42,750

Elimination of par value of shares-
Votes For: 29,711,170	Votes Against: 872,121	Abstain: 88,165

Elimination of the super majority voting requirements-
Votes For: 23,875,025	Votes Against: 744,719	Abstain: 114,592

Increase in number of shares reserved under Plan:
Votes For: 23,605,603	Votes Against: 1,003,144	Abstain: 125,589

Appointment of Auditors (Stark Winter Schenkein & Co., LLP)
Votes For: 30,210,047	Votes Against: 95,023	Abstain: 336,386

PART II

ITEM 5.                MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS Market Information

As of March 31, 2006, our common stock traded over the counter and was quoted on the OTC Bulletin Board under the symbol “USGL.” The table below sets forth the high and low bid prices for our common stock as reflected on the OTC Bulletin Board as reported by the Nasdaq Stock Market, Inc. for the two years ended December 31, 2005, and the first quarter of 2006 through March 31. Quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and do not necessarily represent prices at which actual transactions were effected.

Our shares are also traded on the Berlin Stock Exchange under symbol “US 8.”

The high and low sales price on March 31, 2006 were $9.09 and $8.25, respectively.

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Year Ended	High	Low
December 31, 2006
First Quarter (to March 31, 2006)	$9.25	$3.48

December 31, 2005
First Quarter	$0.42	$0.34
Second Quarter	0.53	0.30
Third Quarter	2.81	0.35
Fourth Quarter	3.95	1.94

December 31, 2004
First Quarter	$1.85	$0.81
Second Quarter	1.03	0.60
Third Quarter	0.72	0.38
Fourth Quarter	0.54	0.40

As of March 31, 2006, there were approximately 7,000 record holders of our common stock.

Transfer Agent

Equity Transfer Services Inc. is the transfer agent for our common stock. The principal office of Equity Transfer Services is located at 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3 and its telephone number is (416) 361-0930.

Dividend Policy

We have never declared or paid dividends on our common stock. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for growth. Our initial earnings, if any, will likely be retained to finance our growth. At the present time, we are not party to any agreement that would limit our ability to pay dividends.

ITEM 6.                MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION Introduction

The following discussion summarizes, as of March 31, 2006, our plan of operation for the remainder of 2006. It also analyzes our financial condition at December 31, 2005 and compares it to our financial condition at December 31, 2004. Finally, the discussion summarizes the results of our operations for the year ended December 31, 2005 and compares those results to the year ended December 31, 2004.

We hold a 100% interest in the Tonkin Springs gold property in Eureka County, Nevada through wholly owned subsidiaries. Effective May 12, 2005, we assumed 100% ownership of and management responsibilities for the Tonkin Springs property effective with the withdrawal of BacTech from TSLLC, the entity which holds the property. Subsequent to the withdrawal of BacTech from TSLLC, we consolidated the assets, liabilities, and operating results of TSLLC in our financial statements. In July 2005, we disposed of our interest in Gold Resource Corporation (GRC), terminating our interest in a mining prospect located in Oaxaca, Mexico.

We underwent a change in control in July 2005 when Robert R. McEwen purchased 11,100,000 shares of common stock for $4 million and became our largest shareholder. In August 2005, Mr. McEwen became our Chairman and Chief Executive Officer. While Mr. McEwen and our President have significant experience in the mining industry, we are also using the services of additional technical and other staff which may include use of consultants and/or full time employees.

Recent Financing

On February 22, 2006, we completed a private placement of 16,700,000 subscription receipts at $4.50 per subscription receipt, from which we received $75,150,000 in gross proceeds, of which $37,575,000 was placed in escrow pending the satisfaction of the conditions listed below. Each subscription receipt is convertible, for no additional payment and subject to adjustments and penalties, into one share of our common stock and one-half of one common stock purchase warrant upon satisfaction of certain conditions. Each whole common stock purchase warrant is exercisable until February 22, 2011 to acquire one additional share of common stock at an exercise price of $10.00. The conditions for release of the escrowed proceeds include, among other things, the filing of a final prospectus which qualifies the distribution of our securities in

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certain provinces in Canada, the listing of our common stock on the Toronto Stock Exchange and the declaration by the Securities and Exchange Commission of the effectiveness of the registration statement of which this prospectus is a part. If the release conditions are not satisfied by February 22, 2007, the escrowed proceeds will be returned to holders of the subscription receipts in exchange for 50% of the subscription receipts held by each subscriber. The remaining subscription receipts will automatically convert into shares of our common stock and warrants upon the earlier of August 22, 2007 and the satisfaction or waiver by the placement agent of the release conditions.

In the event that the release conditions are not satisfied by August 22, 2006, we are obligated to issue 1.1 share of common stock (in lieu of one share) and 0.55 warrants (in lieu of 0.5 warrant) in exchange for each subscription receipt.

Plan of Operation

Our plan of operation for 2006 is to begin an extensive two-year exploration and evaluation program of the Tonkin Springs property, budgeted for approximately $25 to $30 million, of which approximately $12 million is targeted to be spent in 2006. We also plan to address various permitting and reclamation issues at the property, with $1.6 million budgeted for this in 2006. Finally, we plan to evaluate potential corporate transactions which could include, but are not limited to, merger with, or the acquisition of, one or more companies, joint venture arrangements on mineral properties held by other companies, or outright purchase of mineral properties.

Our exploration program at the Tonkin Springs property will focus on the evaluation of the structural and stratigraphic setting of the property. This program and its timing are subject to our ability to obtain required drilling and other regulatory agency permits and the availability of drill rigs and contract personnel. An objective of our program is to identify new mineralization in areas previously untested, specifically targeting deeper mineralization. Our exploration budget for 2006 includes geochemical sampling, geophysical surveys, and remote sensing technologies leading to target definition and drill testing, with approximately 150,000 feet of proposed drilling. This systematic and integrated approach is anticipated to result in cost effective use of exploration funds and will have the potential to lead to discovery of new mineralization.

Previous efforts to explore and develop the Tonkin Springs property were primarily focused on relatively shallow mineral deposits in a limited portion of our 36-square mile property. While these deposits remain of interest, our immediate plan is to explore elsewhere on the property and, overall, to explore deeper, for potentially larger deposits suggested by other mineralization on the Cortez Trend and similar to discoveries on the Carlin Trend. The Carlin Trend is adjacent and parallel to the Cortez Trend. To date, the Carlin Trend has mined over 60 million ounces of gold. Past exploration at the Tonkin Springs property was predominately close to the surface and was not focused on finding a “Carlin-style” deposit found deeper in the ground, located in what is referred to as the Lower Plate. This Lower Plate has not been clearly located on our property.

In order to address prior concerns of the BLM and the NDEP at the Tonkin Springs property, we have committed to submit closure plans and to complete reclamation of certain existing disturbances at the Tonkin Springs property during 2006. The specific areas to be addressed include the heap leach used in prior years, the tailings seepage collection pond, and the area previously mined and designated as the TSP-1 pit. We have budgeted $1.6 million, which we anticipate will be spent in 2006, to complete these reclamation programs. We also anticipate updating the plan of reclamation for the remaining disturbances at the Tonkin Springs property and to submit that revised plan to the BLM and NDEP by September 30, 2006. We expect that this revised plan will include updated cost estimates and an accelerated schedule for planned actual reclamation.

Proposed Acquisitions. On March 5, 2006, we announced our intention to acquire four companies holding interests in the Battle Mountain-Eureka Trend in Nevada. These companies, White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited, have mineral properties that are adjacent to or near our Tonkin Springs property. Our intention is to acquire all of these companies in exchange for our common stock. No formal offer has been made for or agreement reached with any of these companies and we are unable to predict when, if ever, such an offer will be commenced, agreement made or any transaction will be completed.

The Company has decided to pursue the proposed acquisitions for several reasons, including increasing property available for exploration, gaining access to technical data about the property and obtaining additional, qualified personnel. An increase in the property available for exploration, we believe, increases the likelihood of finding commercial amounts of gold and other precious metals. This belief is premised partly on the technical data and qualified personnel that we believe we will obtain if one or more of the acquisitions is successful, and partly on pure chance. We believe the chances of discovering commercial quantities of mineable resources increases with more property. We also believe that it would be more efficient to operate all of the combined properties under a consolidated management team, with concurrent reductions in anticipated administrative expenses. We believe that pursuing the proposed acquisitions through exchange offers gives us an opportunity to pursue these objectives in a more efficient, cost effective manner than through other means such as individually-negotiated asset acquisitions.

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We expect to devote substantial efforts during 2006 to the formal commencement and completion of some or all of these acquisitions. This process will involve significant executive time, considerable expenditures related to professional fees, and other related costs and there can be no assurance that any of these acquisitions will be completed. If any of these acquisitions are successful, we plan to integrate the business plans, assets and the management of the companies acquired, including operational aspects, exploration plans and staffing issues. These efforts are not expected to directly impact our exploration and evaluation of the Tonkin Springs property, although there is no assurance of this expectation.

Liquidity and Capital Resources

As noted above, we sold 11,100,000 shares of our common stock for $4 million in a private placement in July 2005, which improved our liquidity and capital position significantly. As of December 31, 2005, we had working capital deficit of $(1,002,461), consisting of $788,668 of current assets and $1,791,129 of current liabilities including $1,597,032 of anticipated reclamation activities at the Tonkin Springs property for 2006. As noted above, on February 22, 2006, we completed a private placement of subscription receipts for aggregate gross proceeds of $75,150,000, of which $34,944,750 after commissions but before deduction of expenses of the offering are immediately available to us, further improving our liquidity and working capital. For 2006, we have budgeted approximately $12 million in exploration expenditures, approximately $1.6 million in reclamation activities, approximately $1 million in holding costs at the Tonkin Springs property, and approximately $1.3 million for corporate overhead. We have budgeted approximately $2.5 million for costs associated with the proposed acquisitions. We expect that the available proceeds from this private placement will be more than adequate for the 2006 company-wide budget of $18.4 million.

Since we have received no revenue from the production of gold or other metals since 1990, we have historically relied on payments from our joint venture partners and equity financings to finance our ongoing operations. We experienced net losses for the years ended December 31, 2005 and 2004 of $(2,990,721) and $(793,801) respectively. In 2004 and 2005, we relied on payments from BacTech and $4,374,492 in equity financing to fund operations.

The net proceeds of the private placement completed in July 2005 were used, in part, to fund an increase in the reclamation bond, for payments related to termination of employment agreements with one current and two former officers, and operating costs. Some of the proceeds were also used for paying certain holding costs associated with the Tonkin Springs property and other short term corporate obligations. We used $1,118,733 to secure the increased bonding requirements in favor of the BLM and NDEP to cover estimated reclamation costs at the Tonkin Springs property. An additional $1,000,000 was used to pay certain former and current executive officers pursuant to agreements which terminated their employment agreements. The remainder was added to working capital.

We are dependent on additional financing to continue our exploration efforts in the future and if warranted, to develop and commence mining operations. While we have no current plans or arrangements for these additional capital requirements, we anticipate that we will be seeking additional equity financing in the future.

Net cash used in operations during 2005 increased to $2,627,266 from $798,401 for 2004. Cash paid to suppliers and employees increased to $2,630,620 during 2005 from $853,033 during 2004, primarily reflecting $1 million in cash payments under the termination agreements with executive officers, holding costs of $761,081 for the Tonkin Springs property subsequent to the withdrawal of BacTech, and fees and costs related to the various transactions we investigated or consummated in an effort to obtain required funding.

Cash used in investing activities was $778,024 for 2005 compared to cash provided of $217,385 in 2004, reflecting the increase of $1,118,733 to the restrictive investments securing the reclamation obligation for the Tonkin Springs property as well as $55,067 in capital expenditures, reduced in part by $185,776 paid by BacTech as installments toward its purchase of the Tonkin Springs property. Partially offsetting these cash expenditures was our receipt of a $200,000 earnest money payment related to a proposed merger with another mining company, which did not materialize.

Cash flow from financing activities increased to $4,007,820 in 2005 compared to $458,012 in 2004, primarily reflecting the $4 million sale of stock to Mr. McEwen in July 2005 compared to $374,492 raised from the sale of equity in 2004.

Effective February 21, 1992, we entered into a Loan Settlement Agreement with our former senior secured lender, French American Banking Corporation (FABC). As partial consideration to FABC under that agreement, Tonkin Springs Gold Mining Company (TSGMC), our wholly owned subsidiary, is required to pay a limited portion of certain distributions, if any, from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC. Under the terms of the agreement, TSGMC is required to pay to FABC (i) the first $30,000 of retained distributions, as defined in such agreement, received from the TSVLP, plus (ii) an amount equal to 50% of such retained distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder. No amounts have been paid to FABC to date under this obligation.

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Results of Operations

General. For the year ended December 31, 2005, we recorded a net loss of $(2,990,721), or $(.12) per share, compared to a net loss for 2004 of $(793,801) or $(.04) per share.

Expenses. General and administrative expenses for 2005 increased $1,919,221 compared to 2004, primarily reflecting approximately $170,000 in additional legal expenses related to various corporate transactions and preparation for the 2005 meeting of shareholders, approximately $111,000 increase in investor relations expenses primarily relating to the meeting of shareholders and other shareholder communication activities, and approximately $251,171 increase in stock compensation expense. Stock compensation expense for 2005 includes issuance of shares in satisfaction of outstanding warrants and other obligations valued at $114,400, and stock grants to directors valued at $180,000. In addition, 2005 expenses include expenses associated with terminating the contracts of current and former executive officers of $1,423,824, reflecting aggregate termination payments of $2,012,331 reduced by deferred and accrued salaries owned to these individuals, all of which were settled and discharged with termination agreements. Included in the expense of the termination agreements were 1,025,000 shares of our common stock valued at $399,750 which we issued to the individuals. We believe the contract termination expenses were a one time expense and will not be repeated in the future. These expenses were partially off-set by approximately $55,000 of lower salary and employee benefit costs.

The GRC shares received in satisfaction of a management fee of $320,000 were determined by an independent third party to have a fair value of $151,040, leading to a realization reserve expense of $168,960.

During 2005, we wrote off the remaining purchase price of $182,748 due from BacTech upon receipt of its notice withdrawing from TSLLC effective May 12, 2005. For 2005, we recognized holding costs of $761,081 in connection with the Tonkin Springs property subsequent to the withdrawal of BacTech. BacTech was responsible for funding the expenses related to the Tonkin Springs property in 2004. We did not spend any money on exploration in 2005.

Accretion of asset retirement obligation by the Company subsequent to the withdrawal of BacTech was $110,243 while prior to that date in 2005 and for all of 2004, BacTech, as manager, recognized the expense.

Also in 2005, we reported our share of losses from our investment in equity securities of GRC of $58,888 under equity accounting, as we determined that the shares of GRC acquired in 2005 had a determinable value. In 2004, under equity accounting, we did not record our share of GRC’s operating losses, since such recognition would reduce our zero basis investment below zero. As noted above, we disposed of all of the GRC stock effective July 28, 2005.

These facts, among others, contributed to a substantial increase in the Company’s costs and expenses for 2005 compared to 2004.

With the assumption by us of control and responsibility for the Tonkin Springs property, we evaluated reclamation and remediation issues at the property and made commitments to perform certain tasks during 2006. These 2006 plans were included in an evaluation for accounting purposes of the asset retirement obligation of the Company which resulted in a $942,924 increase to the asset retirement obligation and a corresponding balance sheet asset entitled “Long-lived asset-asset retirement.”

Other Income. Other income during 2005 totaled $1,052,478 from a number of components while in 2004 only interest income of $38,750 was recognized. In 2005, other income included $200,000 received as an earnest money payment related to a proposed merger with another mining company which did not materialize, $330,000 in management fees from GRC, and $520,428 in realized gain on the disposition of GRC shares pursuant to the termination agreements with certain executive officers.

Critical Accounting Policies

We believe the following critical accounting policies are used in the preparation of our consolidated financial statements.

Exploration and Development Costs. Costs of acquiring mining properties and any exploration and development costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for Impairment or Disposal of Long-Lived

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Assets.”

Property Retirement Obligation. The company implemented SFAS 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Ongoing environmental and reclamation expenditures are credited to the asset retirement obligation as incurred to the extent they relate to asset retirement obligation and to expense to the extent they do not so apply.

Use of Estimates. The preparation of the company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the company’s management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inactive Milling Equipment: The carrying value of inactive milling equipment reflects historic costs, as adjusted for permanent impairment and as a result of various historic joint venture transactions. The Company evaluates the carrying value of inactive milling equipment periodically, or when events or changes in circumstances indicate, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of inactive milling equipment are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

Investment in Mining Joint Venture: The Company reflected its 45% interest in Tonkin Springs LLC (“TSLLC”) under the equity method of accounting up to May 12, 2005, the date of withdrawal by Bac Tech Nevada Corporation (“BacTech”) from TSLLC. Since BacTech was responsible for all funding and costs during its participation, BacTech members’ account was credited for its funding and charged for 100% of the results of operations until its withdrawal, and the Company did not reflect expenses from such operations. Subsequent to the withdrawal of BacTech effective May 12, 2005, the Company consolidates the accounts of Tonkin Springs LLC in its consolidated financial statements.

Equity Investments: Investments in the common stock of Gold Resource Corporation (“GRC”), a former affiliate of the Company, were recorded under the equity method of accounting up to the disposition of its interest effective July 28, 2005.

Property Holding Costs: Holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred unless proven and probable reserves exist and the property is a commercially minable property. These costs include security and maintenance expenses, lease and claim fees and payments, and environmental monitoring and reporting costs.

Recent Pronouncements

In December 2004, the U.S. Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004) “Share-Based Payment.” This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123 “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees.” The provisions of this Statement will be effective for the company beginning with its fiscal year ending December 31, 2007. The company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

In March 2005, the SEC issued Staff Accounting Bulletin No.107 (SAB 107) which provides guidance regarding the interaction of SFAS 123(R) and certain SEC rules and regulations. The new guidance includes the SEC’s view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123(R)’s implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term “conditional asset retirement obligation” as used in SFAS 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The company does not believe that FIN 47 will have a

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material impact on its financial position or results from operations.

Risk Factors

This report, including management’s discussion and analysis or plan of operations, contains forward looking statements that may be materially affected by several risk factors, including those summarized below:

The feasibility of mining our Tonkin Springs property, our only property, has not been established, meaning that we have not completed exploration or other work necessary to determine if it is commercially feasible to develop the property. We are currently an exploration stage company. We have no proven or probable reserves on our property. A “reserve,” as defined by regulation of the SEC, is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. A reserve requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. We have received no feasibility study with regard to all or a portion of our Tonkin Springs property. As a result, we have no reserves.

The mineralized material identified to date on our Tonkin Springs property does not and may never have demonstrated economic viability. Substantial expenditures are required to establish reserves through drilling and there is no assurance that reserves will be established. The feasibility of mining has not been, and may never be, established. Whether a mineral deposit can be commercially viable depends upon a number of factors, including the particular attributes of the deposit, including size, grade and proximity to infrastructure; metal prices, which can be highly variable; government regulations, including environmental and reclamation obligations. If we are unable to establish some or all of our mineralized material as proven or probable reserves in sufficient quantities to justify commercial operations, we may not be able to raise sufficient capital to develop a mine, even if one is warranted. If we are unable to establish such reserves, the market value of our securities may decline.

We are dependent upon production of gold or other precious metals from a single property, have incurred substantial losses since our inception in 1979, and may never be profitable. Since our inception in 1979, we have not been profitable. As of December 31, 2005, our accumulated deficit was approximately $38 million. To become profitable, we must identify additional mineralization and establish reserves, and then either develop our property or locate and enter into agreements with third party operators. It could be years before we receive any revenues from gold production. We may suffer significant additional losses in the future and may never be profitable. We do not expect to receive revenue from operations in the foreseeable future, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We last produced gold from our Tonkin Springs property in 1990. We have no proven or probable reserves, and we may be unable to produce gold or other precious metals with a value exceeding existing and future costs and expenses. If we are unable to economically produce gold from our Tonkin Springs property, which is currently our sole property, we would be forced to identify and invest substantial sums in one or more additional properties. Such properties may not be available to us on favorable terms or at all. Because of the numerous risks and uncertainties associated with exploration and development of mining properties, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We may not be successful in completing the acquisition of one or more of the companies that we recently announced. On March 5, 2006, we announced our intention to acquire four companies with mineral properties adjacent to or near our Tonkin Springs property. However, as of March 29, 2006, we have not commenced an offer for, or entered into an acquisition agreement with, any of the companies. We are unable to predict when, if ever, an offer will be made or when, if ever, any of these transactions will be completed. Further, management of one or more of the companies may resist our efforts. In addition, our current estimates of the value of these entities is based only on publicly available information, and we may determine through due diligence investigation of any or all of these companies that acquiring one or more of them would be less advantageous than we currently believe. As a result of these or other factors, we may choose not to proceed with one or more of the proposed acquisitions, or we may otherwise be unable to complete any or all of the proposed transactions. If we are unable to consummate the acquisition of one or more of those companies, the price of our common stock may decline.

The integration of any companies that we acquire will present significant challenges. Upon completion of any of the proposed acquisitions that we recently announced, the integration of our operations with those of the acquired company or companies and the consolidation of those operations will require the dedication of management resources, which will temporarily divert attention from the day-to-day business of the combined company. The difficulties of assimilation may be increased by the necessity of coordinating separate organizations, integrating operations, systems and personnel with disparate business backgrounds and combining different corporate cultures. The process of combining the organizations may cause an interruption of, or a loss of momentum in, the activities of any or all of the companies’ businesses, which could have an adverse effect on the revenues and operating results of the combined company for an indeterminate period of time. The failure to successfully integrate any companies that we may acquire, to retain key personnel and to successfully manage

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the challenges presented by the integration process may prevent us from achieving the anticipated potential benefits of any such acquisition. If we fail to realize the anticipated benefits of any acquisition, the market value of our stock may be adversely affected.

Historical production of gold at our Tonkin Springs property may not be indicative of the potential for future development or revenue. Historical production from our Tonkin Springs property came from relatively shallow deposits, and in very limited quantities. In the future, we intend to explore deeper zones in an effort to identify additional mineralized material. However, due to the uncertainties associated with exploration, including variations in geology and structure, there is no assurance that our efforts will be successful. Investors in our common stock should not rely on our historical operations as an indication that we will ever place the property into commercial production again. We expect to incur losses unless and until such time as our property enters into commercial production and generates sufficient revenues to fund our continuing operations.

We will require significant additional capital to continue our exploration activities, and, if warranted, to develop mining operations. Substantial expenditures will be required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal and develop the mining and processing facilities and infrastructure at any mine site. In addition to significant funds we have budgeted for drilling commencing in 2006, we will require significant additional funding for geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of our exploration. We may not benefit from such investments if we are unable to identify commercially exploitable mineralized material. If we are successful in identifying reserves, we will require significant additional capital to construct a mill and other facilities necessary to mine those reserves. That funding, in turn, depends upon a number of factors, including the state of the national and worldwide economy and the price of gold. Our company may not be successful in obtaining the required financing for these or other purposes, in which case, our ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of our company’s potential interest in certain properties.

We may be forced to forfeit our share of $37.6 million currently held in escrow pursuant to the provisions of our financing arrangement in connection with our recent private placement. Under the terms of a subscription receipt agreement executed in connection with the private placement which closed in February 2006, one-half of the $75 million gross proceeds is being held in escrow pending satisfaction of certain conditions. Those conditions include, among others, the listing of our common stock on the Toronto Stock Exchange, the filing of a final prospectus which qualifies the distribution of our securities in certain provinces in Canada and receipt of an effective date for the registration statement of which this prospectus is a part. If we are unable to satisfy the escrow release conditions before February 22, 2007, the entire amount held in escrow must be refunded to holders of the subscription receipts in exchange for 50% of their subscription receipts. In such event, we may be forced to curtail our exploration efforts and acquisition intentions and seek additional financing. We may not be able to raise additional capital on commercially reasonable terms or at all and as such our exploration program may be adversely affected.

If we are unable to satisfy the compliance order issued with regard to our Tonkin Springs property, we may forfeit our mine permit. In May 2005, the NDEP issued a notice of alleged violation under the mine permit relating to disturbances at a portion of the Tonkin Springs property where mining was formerly conducted. As a result of that notice, we are under a compliance order to submit and implement a final closure plan for the mining operation by August 2006. Our failure or inability to comply with that order and satisfy other regulations affecting our property could cause us to forfeit our existing permit and adversely affect our ability to obtain additional necessary permits.

Our continuing reclamation obligations at the Tonkin Springs property could require significant additional expenditures. We are responsible for the reclamation obligations related to disturbances located on the Tonkin Springs property. The current estimate of reclamation costs for existing disturbances on the property in the form required by the Federal Bureau of Land Management and NDEP is approximately $2.9 million. A preliminary and recent internal study indicates that an additional $800,000 may be required to perform the reclamation activities. As required by applicable regulations, we have in place a cash bond in the amount of $2.9 million to secure the reclamation of the property. Reclamation bond estimates are required to be updated every three years or prior to new disturbances taking place that are not already bonded. We anticipate updating the reclamation obligation by September 2006, which could raise our potential obligation and the amount of the bond. There is a risk that any cash bond, even if augmented, could be inadequate to cover the costs of reclamation which could subject us to additional bond funding obligations or actual reclamation costs. The satisfaction of bonding requirements and continuing reclamation obligations will require a significant amount of capital. There is a risk that we will be unable to fund these additional bonding requirements and further that the regulatory authorities may increase reclamation and bonding requirements to such a degree that it would not be commercially reasonable to continue exploration activities.

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Fluctuating gold prices could negatively impact our business plan. The potential for profitability of gold mining operations at the Tonkin Springs property and the value of the Tonkin Springs property is directly related to the market price of gold. The price of gold may also have a significant influence on the market price of our common stock. In the event that we obtain positive drill results and progress to a point where a commercial production decision can be made, our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before any revenue from production would be received. A decrease in the price of gold at any time during future exploration and development may prevent our property from being economically mined or result in the writeoff of assets whose value is impaired as a result of lower gold prices. The price of gold is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, the purchase or sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world. During the last five years, the average annual market price of gold has ranged between $271 per ounce and $445 per ounce, as shown in the table below:

Average Annual Market Price of Gold, 2001-2005

2001	2002	2003	2004	2005
$ 271	$ 310	$ 364	$ 406	$ 445

Although it may in the future be possible for us to protect some price fluctuations by hedging if we identify commercially minable reserves on the Tonkin Springs property, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate. In the event gold prices decline and remain low for prolonged periods of time, we might be unable to develop our property or produce any revenue.

Our ongoing operations, including past mining activities, are subject to environmental risks which could expose us to significant liability and delay, suspension or termination of our operations at the Tonkin Springs property. All phases of our operations will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the Tonkin Springs property and on properties which we may hold interests in the future that are unknown to us at the present and that have been caused by us or previous owners or operators of the properties, or that may have occurred naturally.

We have transferred our interest in several mining properties over past years, some of which are now being operated by third parties. Under applicable federal and state environmental laws, as a prior owner of these properties, we may be liable for remediating any damage that we may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Production, if any, at our project will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, then we may become subject to liability for hazards. We have not purchased insurance for environmental risks including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production as it is not generally available at a reasonable price.

Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations at the Tonkin Springs property. Our operations, including our proposed two-year exploration drilling program, require permits from the state and federal governments. We may be unable to obtain these permits in a timely manner, on reasonable terms, or at all. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of the Tonkin Springs property will be adversely affected.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of our property. The Company’s ability to explore and operate its properties depends on the validity of title to its properties. The mineral properties making up the Tonkin Springs property consist of leases of unpatented mining claims and unpatented mining claims and unpatented millsite claims. Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the Federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from descriptions of record. Since a substantial

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portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry. We have not obtained a title opinion on our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair development and/or operations.

We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

A significant portion of the lode claims comprising our Tonkin Springs property are subject to a lease in favor of a third party which expires in 2009 and which provides for a 5% royalty on production. A total of 269 of our mining and millsite claims are subject to this lease. The lease requires annual payments of $150,000 or 455 ounces of gold, whichever is greater, and payment of a net smelter returns royalty of 5% of the gross sales price of gold or silver from the property. This lease expires January 1, 2009. In the event we are unable to extend the lease or purchase the claims from the owner, we would be forced to forfeit the underlying claims, which in turn may adversely affect our ability to explore and develop the property. If we are successful in identifying sufficient mineralization to warrant placing the property into production, we will be obligated to pay the leaseholder a royalty of 5% of the gross revenue from production, which will reduce our potential revenue.

We cannot assure you that we will have an adequate supply of water to complete desired exploration or development of the Tonkin Springs property. In accordance with Nevada law, we have obtained permits to drill the water wells that we currently use to service the Tonkin Springs property. However, the amount of water that we are entitled to use from those wells has not been finally determined by the appropriate regulatory authorities. A final determination of these rights is dependent in part on our ability to demonstrate a beneficial use for the amount water that we intend to use. Unless we are successful in developing the project to a point where we can commence commercial production of gold or other precious metals, we may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that we will have access to the amount of water needed to operate a mine at the property.

Estimates of mineralized material at our Tonkin Springs property are based on drill results from shallow deposits and are not necessarily indicative of the results we may achieve from drilling at greater depths. Previous operators at the Tonkin Springs property were focused on producing gold from shallow deposits in an effort to achieve immediate revenue. Our proposed drilling program for 2006 and 2007 targets mineralization at greater depths and at different locations on our property. Estimates of mineralization in shallow zones is not necessarily indicative of mineralization at greater depths. In addition, estimates of mineralization are based on limited samples and many assumptions, and are inherently imprecise. Our ability to identify and delineate additional mineralization depends on the results of our future drilling efforts and our ability to properly interpret those results. We may be unable to identify any additional mineralization or reserves.

We depend on a limited number of personnel and the loss of any of these individuals could adversely affect our business.
Our company is dependent on three persons, namely our chairman and chief executive officer, president and chief operating officer and vice president and chief financial officer. Mr. McEwen, our Chairman and Chief Executive Officer, is responsible for strategic direction and the oversight of our business. Ms. Carpenter, our President and Chief Operating Officer, is responsible for company management and overseeing our exploration and regulatory compliance. Mr. Pass is our principal financial officer and responsible for our public reporting and administrative functions. We rely heavily on these individuals for the conduct of our business. The loss of any of our existing officers would significantly and adversely affect our business. In that event, we would be forced to identify and retain an individual to replace the departed officer. We may not be able to replace one or more of these individuals on terms acceptable to us. We have no life insurance on the life of any officer.

Our Chairman and Chief Executive Officer may face conflicts of interest which may affect, among other things, the time he devotes to the affairs of our company and the price we agree to pay for the acquisition of one or more of the companies that we have recently announced. Mr. McEwen is a principal shareholder of each of the companies which we have proposed to acquire and a member of the board of directors of three of those companies. He is also an investor and director in other companies that have no present relationship to our company. In his capacity as a director and shareholder of the companies we have proposed to acquire, he is subject to conflicts of interest with regard to, among other things, the price we agree to pay for those other companies. If we complete one or more of these acquisitions, Mr. McEwen would profit from his investment in the other company. While we have sought to mitigate that risk by forming a special committee of our Board of Directors to evaluate those transactions, this step may not be sufficient to eliminate the entire risk. If we are unable or unwilling to consummate one or more of those acquisitions, Mr. McEwen may continue as a member of the board of directors of that entity. Mr. McEwen has interests in a variety of companies, including those we have targeted for acquisition. As a result, he may also be subject to a conflict with regard to the amount of time he devotes to our affairs. Mr. McEwen does not devote all of his business time to our affairs.

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Legislation has been proposed that would significantly affect the mining industry. Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the Mining Law of 1872, which governs the unpatented claims that we control. One such amendment has become law and imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on our Tonkin Springs property. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what any royalties might be, such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

We will incur substantial costs in connection with the proposed acquisitions, even if they are never completed. We expect to incur acquisition-related expenses of approximately $2.5 million, consisting of investment banking, legal and accounting fees and financial printing and other related charges. These amounts are preliminary estimates and the actual amounts may be higher or lower. Moreover, we are likely to incur additional expenses in future periods in connection with the integration of any acquired company’s business with our business.

Our industry is highly competitive, attractive mineral lands are scarce, and we may not be able to obtain quality properties. We compete with many companies in the mining business, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition are unavailable due to their previous acquisition by other companies or our lack of financial resources. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in our company being unable not only to acquire desired properties, but to recruit or retain qualified employees or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation and business.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could materially and adversely affect our operations. Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Few properties that are explored are ultimately advanced to producing mines. Our current exploration efforts are, and any future development or mining operations we may elect to conduct will be subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as, but not limited to:

  economically insufficient mineralized material;

  fluctuations in production costs that may make mining uneconomical;

  labor disputes;

  unanticipated variations in grade and other geologic problems;

  environmental hazards;

  water conditions;

  difficult surface or underground conditions;

  industrial accidents;

  metallurgical and other processing problems;

  mechanical and equipment performance problems;

  failure of pit walls or dams;

  unusual or unexpected formations;

  personal injury, fire, flooding, cave-ins and landslides; and

  decrease in reserves due to a lower gold price.

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Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. We currently have no insurance to guard against any of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown of our investment in such interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

We do not insure against all risks to which we may be subject in our planned operations. While we currently maintain insurance to insure against general commercial liability claims, our insurance will not cover all of the potential risks associated with our operations. For example, we do not have insurance on the mill at our Tonkin Springs property and we do not have business interruption insurance. We may also be unable to obtain insurance to cover other risks at economically feasible premiums or at all. Insurance coverage may not continue to be available, or may not be adequate to cover any resulting liability. We might also become subject to liability for pollution or other hazards associated with mineral exploration and production which may not be insured against, which may exceed the limits of our insurance coverage, or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could materially adversely affect our financial condition and our ability to fund activities on our property. A significant loss could force us to reduce or terminate our operations.

While we believe we have adequate internal controls over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our common stock. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that we will be required to furnish a report by our management on internal controls for the fiscal year ending December 2007. Such report must contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls. While we believe our internal control over financial reporting is effective, we are still constructing the system and processing documentation and performing the evaluations needed to comply with Section 404, which is both costly and challenging. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. If we are unable to assert that our internal control over financial reporting is effective, or if we disclose significant deficiencies or material weaknesses in our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Colorado law and our Articles of Incorporation may protect our directors from certain types of lawsuits. Colorado law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors of our company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Risks Related to our Common Stock

The sale of our common stock by selling shareholders may depress the price of our common stock due to the limited trading market which exists. We intend to file a registration statement with the SEC to permit the public sale of securities sold by us in a private placement in February 2006. That action will result in up to 40,158,000 additional shares of our common stock available for sale in the public market. Due to a number of factors, including the lack of listing of our common stock on a national securities exchange, the trading volume in our common stock has historically been limited. Trading volume over the last 12 months has averaged approximately 200,000 shares per day. As a result, the sale of a significant amount of common stock by the selling shareholders may depress the price of our common stock. As a result, the price of our common stock may decline.

Completion of one or more of the acquisitions that we recently announced would result in the issuance of a significant amount of additional common stock which may depress the trading price of our common stock. While no formal offer has been made, or agreement reached, with regard to the acquisition of one or more of the companies that we recently announced, completion of one or more of those acquisitions would result in the issuance of a significant amount of common stock. If all of the acquisitions were completed on the terms currently proposed, of which there is no assurance, we would issue up to approximately 45 million shares of our common stock, without taking into account options and warrants that such other companies may have outstanding. This would represent approximately 72% of the common stock we presently have outstanding, assuming conversion of all of the subscription receipts and exercise of all outstanding warrants. The issuance of

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such a significant amount of common stock could depress the trading price of our common stock.

Our stock price may be volatile and as a result you could lose all or part of your investment. In addition to volatility associated with OTC securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

  changes in the worldwide price for gold;

  disappointing results from our exploration or development efforts;

  failure to meet our revenue or profit goals or operating budget;

  decline in demand for our common stock;

  downward revisions in securities analysts’ estimates or changes in general market conditions;

  technological innovations by competitors or in competing technologies;

  investor perception of our industry or our prospects; and

  general economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities generally have been highly volatile. These fluctuations are often unrelated to operating performance of a company and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

A small number of existing shareholders own a significant portion of our common stock, which could limit your ability to influence the outcome of any shareholder vote. Our executive officers and directors, together with our largest shareholder, beneficially own approximately 42% of our common stock as of March 31, 2006. Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action. As a result, these individuals and entities will be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions.

We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future. We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends in the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our growth. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors and will be at the discretion of our Board of Directors.

Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our ability to develop and produce gold or other precious metals from our Tonkin Springs property, future business plans and strategies, the proposed acquisition of other companies, future revenue and the receipt of working capital, and other statements that are not historical in nature. In this prospectus, forward-looking statements are often identified by the words “anticipate,” “plan,” “believe,” “expect,” “estimate,” and the like. These forward-looking statements reflect our current beliefs, expectations and opinions with respect to future events, and involve future risks and uncertainties which could cause actual results to differ materially from those expressed or implied.

In addition to the specific factors identified under RISK FACTORS above, other uncertainties that could affect the accuracy of forward-looking statements, include:

  decisions of foreign countries and banks within those countries;

  technological changes in the mining industry;

  our costs;

  changes in our business strategy;

  interpretation of drill hole results and the geology, grade and continuity of mineralization;

  the uncertainty of reserve estimates and timing of development expenditures; and

  commodity price fluctuations

This list, together with the factors identified under RISK FACTORS, is not exhaustive of the factors that may affect any of the company’s forward-looking statements. You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs,

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expectations and opinions only as of the date of this prospectus. We do not intend to update these forward-looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

Prospective investors are urged not to put undue reliance on forward-looking statements.

ITEM 7.                FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
U.S. Gold Corporation
Lakewood, Colorado

We have audited the accompanying consolidated balance sheet of U.S. Gold Corporation as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Gold Corporation as of December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stark Winter Schenkein & Co., LLP
March 20, 2006
Denver, Colorado

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U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,

	2005	2004
REVENUE:
Revenue	$—	$—
Total revenue	—	—

COSTS AND EXPENSES:
General and administrative	2,745,418	826,197
Write-off of purchase price receivable	182,748	—
Property holding costs	761,081	—
Equity share of subsidiary loss	58,888	—
Realization reserve-stock	168,960	—
Interest	3,011	1,476
Accretion of asset retirement obligation	110,243	—
Depreciation	12,850	4,878
Total costs and expenses	4,043,199	832,551

Operating (loss)	(4,043,199)	(832,551)

OTHER INCOME (EXPENSES):
Earnest money forfeited	200,000	—
Interest income	32,032	38,750
Management fee	330,000	—
Realized gain from disposition of shares	520,428	—
(Loss) on sale of other assets	(29,982)	—
Total other income	1,052,478	38,750

(Loss) before income taxes	(2,990,721)	(793,801)
Provision for income taxes	—	—
Net (loss)	$(2,990,721)	$(793,801)

Basic and diluted per share data:
Net (loss)
Basic	$(0.12)	$(0.04)
Diluted	$(0.12)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

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U.S. GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$677,518
Interest receivable	25,667
Other current assets-prepaid expense	85,483
Total current assets	788,668

Property and equipment, net	53,305

Restrictive time deposits for reclamation bonding	2,937,746

Other assets:
Inactive milling equipment	777,819
Long-lived asset-asset retirement	942,924
Prepaid insurance	29,970
Other assets	10,118
Total other assets	1,760,831

TOTAL ASSETS	$5,540,550

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$96,794
Installment purchase contracts	97,303
Reclamation plan cost (reclamation obligation)	1,597,032
Total current liabilities	1,791,129

Installment purchase contracts, long-term	16,083
Retirement obligation	1,127,689
Other permit obligations	72,510
Total liabilities	3,007,411

Commitments and contingencies	—

Shareholders’ equity:
Common stock, no par value, 250,000,000 shares authorized; 33,296,755 shares issued and
outstanding	40,465,813
Accumulated (deficit)	(37,932,674)
Total shareholders’ equity	2,533,139
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$5,540,550

The accompanying notes are an integral part of these consolidated financial statements.

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U.S. GOLD CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Common	Accumulated
	Shares	Stock	(Deficit)	Total
Balance, December 31, 2003	19,188,954	$35,324,260	$(34,148,152)	$1,176,108
Exercise of stock warrants at $.30/share	428,572	128,571	—	128,571
Sale of shares for cash at $.50/share	200,000	100,000	—	100,000
Sale of shares for cash at $.724/share	100,000	72,350	—	72,350
Sale of shares for cash at $.475/share	200,000	95,000	—	95,000
Value assigned to warrants	—	21,800	—	21,800
Exercise of stock options at $.16/share	340,000	30,400	—	30,400
Treasury shares cancelled	(516)	(470)	—	(470)
Net (loss)	—	—	(793,801)	(793,801)
Balance, December 31, 2004	20,457,010	35,771,911	(34,941,953)	829,958
Shares issued for cancellation of warrants at
$.47/share	120,000	56,400	—	56,400
Shares issued for cancellation of warrants at
$.40/share	145,000	58,000	—	58,000
Share grants to directors at $.40/share	450,000	180,000	—	180,000
Share grants to executive officers at $.39/share	1,025,000	399,750	—	399,750
Sale of shares for cash at $.36/share	11,100,000	4,000,000	—	4,000,000
Treasury shares cancelled	(255)	(248)	—	(248)
Net (loss)	—	—	(2,990,721)	(2,990,721)
Balance, December 31, 2005	33,296,755	$40,465,813	$(37,932,674)	$2,533,139

The accompanying notes are an integral part of these consolidated financial statements.

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U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
Cash flows from operating activities:
Cash paid to suppliers and employees	$(2,630,620)	$(853,033)
Interest received	6,365	56,108
Interest paid	(3,011)	(1,476)
Income taxes paid	—	—
Cash (used in) operating activities	(2,627,266)	(798,401)
Cash flows from investing activities:
BacTech purchase price payments	185,776	318,892
Ernest money payment	200,000	—
Increase to restricted investments securing reclamation	(1,118,733)	—
Capital expenditures	(55,067)	(101,507)
Sale of assets	10,000	—
Cash (used in) provided by investing activities	(778,024)	217,385
Cash flows from financing activities:
Sale of common stock for cash	4,000,000	374,492
Purchase of treasury stock	(248)	(470)
Proceeds from (payments on) installment purchase contracts	8,068	83,990
Cash provided by financing activities	4,007,820	458,012
Increase (decrease) in cash and cash equivalents	602,530	(123,004)
Cash and cash equivalents, beginning of year	74,988	197,992
Cash and cash equivalents, end of year	$677,518	$74,988
Reconciliation of net (loss) to cash (used in) operating activities:
Net (loss)	$(2,990,721)	$(793,801)
Forfeited earnest monies	(200,000)	—
Items not providing/requiring cash:
Management fee paid with GRC shares	(320,000)	—
Realized gain from GRC shares	(520,428)	—
Equity share of GRC loss	58,888	—
Non-cash portion of employment termination expense	433,400	—
Write-off of BacTech purchase price receivable	182,748	—
Loss on sale of asset	29,982	—
Interest income	(25,667)	—
Stock compensation expense	294,400	43,229
Realization reserve-GRC stock	168,960	—
Accretion of asset retirement obligation-SFAS 143	110,243	—
Depreciation	12,850	4,878
(Increase) decrease in other assets related to operations	22,341	(623)
Increase (decrease) in liabilities related to operations	115,738	(52,084)
Cash (used in) operating activities	$(2,627,266)	$(798,401)
Non-cash financing and investing activities:

Net assets received from BacTech withdrawal from TSLLC	$757,035	$—

Payments pursuant to Employment Termination Agreements with GRC common
stock	$612,580	$—

Exercise of stock options utilizing cashless exercise	$—	$24,000

The accompanying notes are an integral part of these consolidated financial statements.

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U.S. GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.                Summary of Significant Accounting Policies

Basis of Presentation: U.S. Gold Corporation (the “Company”) was organized under the laws of the State of Colorado on July 24, 1979. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

Reclassifications: Certain adjustments have been made in the financial statements for the year ended December 31, 2004, to conform to accounting and financial statement presentation for the year ended December 31, 2005. On November 14, 2005, the shareholders of the Company approved an amendment to the articles of incorporation increasing the authorized capital from 35,000,000 shares of $0.10 par value common stock to 250,000,000 shares of no par value common stock. All presentations have been restated to reflect these changes to the capital of the Company.

Basis of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Statements of Cash Flows: The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Property and Equipment: Office furniture, equipment and vehicles are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Inactive Milling Equipment: Carrying value of inactive milling equipment reflect historic costs, as adjusted for permanent impairment and as a result of various historic joint venture transactions. The Company evaluates the carrying value of inactive milling equipment periodically, or when events or changes in circumstances indicate, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of inactive milling equipment are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

Investment in Mining Joint Venture: The Company reflected its 45% interest in Tonkin Springs LLC (“TSLLC”) under the equity method of accounting up to May 12, 2005, the date of withdrawal by Bac Tech Nevada Corporation (“BacTech”) from TSLLC. Since BacTech was responsible for all funding and costs during their participation, BacTech members’ account was credited for its funding and charged for 100% of the results of operations until their withdrawal, and the Company did not reflect expenses from such operations. Subsequent to the withdrawal of BacTech, effective May 12, 2005, the Company consolidates the accounts of Tonkin Springs LLC in its consolidated financial statements.

Equity Investments: Investments in common stock of Gold Resource Corporation (“GRC”), an affiliate of the Company, were recorded under the equity method of accounting up to the disposition of its interest effective July 28, 2005.

Property Holding Costs: Holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred unless proven and probable reserves exist and the property is a commercially minable property. These costs include security and maintenance expenses, lease and claim fees and payments, and environmental monitoring and reporting costs.

Exploration and Development Costs: Costs of acquiring mining properties and any exploration and development costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

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Depreciation: Depreciation of office furniture, equipment and vehicles is computed using straight-line methods. Office furniture, equipment and vehicles are being depreciated over the estimated economic lives ranging from 3 to 5 years.

Property Retirement Obligation: The Company implemented SFAS 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Ongoing environmental and reclamation expenditures are credited to the asset retirement obligation as incurred to the extent they relate to asset retirement obligation and to expense to the extent they do not so apply.

Stock Option Plans: The Company applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options issued to employees as the exercise price of the Company’s stock options granted equals or exceeds the market price of the underlying common stock on the date of grant.

SFAS 123, “Accounting for Stock-Based Compensation,” requires the Company to provide pro forma information regarding net income as if compensation costs for the Company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

Revenue Recognition: Revenue from the sale of gold, if any, will be recognized when delivery has occurred, title and risk of loss passes to the buyer, and collectability is reasonably assured. Gold sales, if any, will be made in accordance with sales contracts where the price is fixed or determinable. Generative exploration program fees, received as part of an agreement whereby a third party agrees to fund a generative exploration program in connection with mineral deposits in areas not previously recognized as containing mineralization in exchange for the right to enter into a joint venture in the future to further explore or develop specifically identified prospects, are recognized as revenue in the period earned. The Company has not generated any income from generative exploration programs.

Other Income Recognition: Gains on the sale of mineral interests, if any, are included in other income and include the excess of the net proceeds from sales over the Company’s net book value in that property. Management contract fees are recognized as revenue earned is determined to be realizable and included in other income.

Per Share Amounts: SFAS 128, “Earnings Per Share,” provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (20,028,173 for 2004 and 25,931,172 for 2005). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. As of December 31, 2005 and 2004, warrants and options are not considered in the computation of diluted earnings per share as their inclusion would be antidilutive.

Income Taxes: The Company accounts for income taxes under SFAS 109, “Accounting for Income Taxes.” Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Business Risks: The Company continually reviews the mining risks it encounters in its operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. The Company’s operations have been and in the future may be, affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The Company’s business is subject to extensive license, permits, governmental legislation, control and regulations. The Company endeavors to be in compliance with these regulations at all times.

Use of Estimates: The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: SFAS 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2005.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, interest receivable, accounts payable, and installment purchase contracts. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and

K--31

their carrying amounts approximate fair value or they are receivable or payable on demand. The carrying value of the Company’s long-term purchase contracts approximates fair values of similar debt instruments.

Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, “Inventory Costs.” This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its operations, but believes that it will not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non monetary Assets - an amendment of APB Opinion No. 29.” This Statement amended APB Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this Standard is not expected to have any material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment.” This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No.107 (SAB 107) which provides guidance regarding the interaction of SFAS 123(R) and certain SEC rules and regulations. The new guidance includes the SEC’s view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123(R)’s implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term ‘conditional asset retirement obligation’ as used in SFAS 143 “Accounting for Asset Retirement Obligations,” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company does not believe that FIN 47 will have a material impact on its financial position or results from operations.

In August 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” This statement applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions, and it changes the requirements for accounting for and reporting them. Unless it is impractical, the statement requires retrospective application of the changes to prior periods’ financial statements. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

2.                Tonkin Springs Project

The Company owns 100% of Tonkin Springs LLC, a Delaware limited liability company (“TSLLC”) which, in turn, owns the Tonkin Springs gold mine property located in Eureka County, Nevada.

The Company intends to initiate an exploration program at the Tonkin Springs project commencing in 2006 subject to receipt of necessary governmental permits.

Effective May 12, 2005, BacTech Nevada Corporation, a Nevada corporation and subsidiary of BacTech Mining Corporation (“BacTech”), a Canadian corporation based in Ontario, withdrew from TSLLC and its 55% interest reverted back to the Company. BacTech withdrew from TSLLC as provided in the TSLLC agreements dated July 31, 2003, and the Company assumed responsibilities for management and funding for the project.

K--32

As set forth under the July 31, 2003, TSLLC agreements, BacTech Nevada was responsible to fund and satisfy all unfunded liabilities to third parties (whether such accrued before or after such withdrawal) arising out of operations conducted subsequent to July 31, 2003, but prior to the date of BacTech’s withdrawal, May 12, 2005. BacTech has guaranteed the performance of BacTech Nevada under the TSLLC agreements. The Company believes it has certain claims against BacTech related to TSLLC related to payments by the Company to vendors of BacTech and other matters. The Company considers collection of any claims against BacTech to be doubtful and has provided a reserve for realization for the entire amount of any such claims at December 31, 2005.

On September 30, 2004, TSLLC filed an updated reclamation cost estimate with the BLM of $2,856,633 related to existing disturbances for Tonkin Springs. On November 5, 2004, BacTech was notified by the BLM of the need to increase the reclamation bond relating to the Tonkin Springs project by $1,118,733. On March 8, 2005, BacTech was notified that TSLLC was not in compliance with this financial obligation. Subsequent to the withdrawal of BacTech, the Company posted the additional bonding from a portion of the proceeds from the sale of shares of the Company (see Note 3 and 10) and TSLLC is now in compliance with bonding requirements. The Company anticipates completing an updated reclamation cost estimate during the third quarter of 2006 for submission to the BLM by September 30, 2006.

The projected estimate of “Retirement Obligation” for the Tonkin Springs property, reflecting the requirements of SFAS 143 and an update for increase in the current estimated costs of reclamation of approximately $860,000, and changes in the anticipated timing of certain future reclamation costs developed in early 2006, as well as changes to the cost of capital of the Company reflecting the financing transaction closed in February 2006 (See Note 14), totals $2,724,721 as of December 31, 2005. Of this amount, $1,597,032 is budgeted to be expended in certain property reclamation activities during 2006 and has therefore been reflected as a current liability and $1,127,689 is classified non-current. This estimated Retirement Obligation is anticipated to be further revised in the fourth quarter of 2006 when an updated estimate of reclamation obligations is finalized and submitted for regulatory review including the BLM as noted above. This submission is anticipated to be made in September 2006 and may include changes to estimated costs as well as the expected time frames for actual reclamation activities at the Tonkin Springs property. Actual asset retirement and reclamation, generally, will be commenced upon the completion of operations at the property.

The following is a reconciliation of the aggregate of asset retirement obligation projected for books since January 1, 2005:

Asset retirement and reclamation liability-January 1, 2005	$1,596,570
Adjustment at December 31, 2005 reflecting updated cost estimate, cost of capital and timing
projections	942,924
Accretion of liability while BacTech was manager	74,984
Accretion of liability at assumed 17.3% annual rate	110,243
Asset retirement and reclamation liability-December 31, 2005	$2,724,721

The components of the above $942,924 adjustment at December 31, 2005 are as follows:

Decrease in the cost of capital assumption from 17.3% to 8.72%	$575,200
Increase to estimated reclamation cost	277,300
Reduction of time frame to complete reclamation from 8.25 years to 6 years from
December 31, 2005	90,424
Total	$942,924

It is anticipated that the capitalized asset retirement costs will be charged to expense based on the units of production method commencing with gold production at Tonkin Springs. There was no projected adjustment during 2005 for amortization expense of capitalized asset retirement cost required under SFAS 143 since the Tonkin Springs property was not in operation.

When BacTech withdrew from TSLLC in May 2005, the total reclamation bonding was $1,819,013. The Company subsequently increased the restrictive time deposits for reclamation bonding by $1,118,733 for a total of $2,937,746, as required by various governmental agencies.

The purchase price for BacTech’s 55% equity ownership interest in TSLLC was $1,750,000 of which $1,567,252 was paid through the date of BacTech’s withdrawal. The Company wrote off and expensed the remaining purchase price receivable from BacTech of $182,748 during 2005. BacTech Nevada has reported that it spent approximately $437,875 on property holding and annual lease payments in 2005 through the effective date of their withdrawal, May 12, 2005. Such amounts are not included in the Consolidated Statement of Operations for the year ended December 31, 2005, since BacTech was responsible for funding.

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3.                Change in Control

On July 29, 2005, the Company sold an aggregate of 11,100,000 shares of its common stock to Robert R. McEwen for $4 million in cash. Following the closing of this transaction, Mr. McEwen became the Company’s largest shareholder, owning slightly more than 33.3% of its then outstanding stock. With this transaction and Mr. McEwen’s subsequent appointment as Chairman of the Board and Chief Executive Officer, the Company underwent a change in control. Mr. McEwen also nominated a majority of the Company’s Board of Directors.

In a filing with the United States Securities and Exchange Commission, NovaGold Resources Inc., a Nova Scotia corporation with securities traded on the American and Toronto Stock Exchanges (“NovaGold”), reported that it had purchased 5,374,544 shares of the Company’s common stock in two separate private transactions effective July 27, 2005. NovaGold is a natural resource company engaged in the exploration and development of gold properties in North America. As a result of these transactions, NovaGold owns approximately 15% of the Company’s outstanding common stock as of December 31, 2005.

4.                Termination and Other Agreements

As a condition to completion of the McEwen transaction discussed in Note 3 above, and in consideration of prior uncompensated services and termination of outstanding stock options, the Company consummated agreements with each of its then existing executive officers pursuant to which their employment contracts with the Company were terminated (“Termination Agreements”). These Termination Agreements provided for cash payments to the three individuals in the aggregate amount of $1,000,000, issuance of 1,025,000 shares of the Company’s common stock (see Note 10) and distribution of 5,191,352 shares of common stock of Gold Resource Corporation (“GRC”), representing all of the GRC stock owned by the Company prior to the transaction (see Note 6). The GRC stock was valued at $0.118 per share or $612,580, the fair value as determined by an independent third party. The Termination Agreements were effective July 28, 2005.

The Company also issued an aggregate of 450,000 shares of its common stock (see Note 10) to its then-existing four independent members of the Board of Directors as a condition to completion of the McEwen transaction discussed in Note 3 above. These shares were issued under the Company’s Non-Qualified Stock Option and Stock Grant Plan. Outstanding stock options with each of these directors and the three executive officers were also cancelled.

5.                Terminated Proposed Merger

On June 21, 2005, the Company entered into an agreement (the “Romarco Letter Agreement”) with Romarco Minerals Inc. (“Romarco”) which proposed a merger of the Company with both Romarco and Western Goldfields Inc. The Romarco Letter Agreement provided a 30-day “exclusivity period” within which the Company was limited in discussions for a merger or acquisition with any entity other than Romarco, and contemplated that the parties would negotiate a definitive merger agreement. Romarco paid earnest money of $200,000 to the Company with the Romarco Letter Agreement. The exclusivity period expired without Romarco providing the requisite financing to the Company. Following consummation of the McEwen Transaction discussed in Note 3, the Company terminated negotiations with Romarco. The Company, Romarco and Western Goldfields have no further obligations to each other except as provided under confidentiality agreements among and between the parties. The Company recorded the $200,000 earnest money as revenue upon the expiration of the Romarco Letter Agreement.

6.                Gold Resource Corporation

As discussed in Note 3 and Note 4 above, effective July 29, 2005, related to the Termination Agreements, the Company disposed of 5,191,352 shares (approximately 32.65%) of the common stock of GRC, a private Colorado corporation, representing all of the Company’s interest in GRC. The Company’s share of GRC’s net loss for 2005 prior to the disposition of its interest in GRC was $(58,888).

GRC owed the Company $330,000 under a 2002 management contract that expired by its term December 31, 2002, and that amount had not been previously recognized as a receivable or as revenue by the Company until the amount was realized. In June 2005, GRC paid $10,000 of the amount in cash and issued to the Company 1,280,000 shares of GRC stock with an agreed upon value of $0.25 per share in full satisfaction of its obligations under the 2002 management contract. Since the shares of GRC are not publicly traded, the 1,280,000 shares of GRC received in satisfaction of the 2002 management contract were determined by third party evaluation to have a fair value of $151,040 and the Company recorded a reserve for realization of $168,960 related to the value of the 1,280,000 shares during the quarter ended June 30, 2005.

In June 2005, GRC purchased a used truck from the Company for cash of $10,000 which resulted in a loss on disposition of $12,034.

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7.                Loan Settlement Agreement with FABC

On February 21, 1992, the Company entered into a Loan Settlement Agreement with its senior secured lender, The French American Banking Corporation (“FABC”). The Company discharged its debt to FABC and terminated all prior security interests related thereto. As part of the consideration to FABC under the Loan Settlement Agreement, Tonkin Springs Gold Mining Company, a wholly-owned subsidiary of the Company (“TSGMC”) entered into an agreement with FABC entitled “Agreement To Pay Distributions,” which requires TSGMC to pay a limited portion of certain distributions from TSVLP to FABC. TSVLP, another subsidiary of the Company, has complete control of such distributions, if any, to TSGMC. Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 in cash or value of asset distributions, as defined in such agreement, received from TSVLP, plus (ii) an amount equal to 50 percent of such retained distributions in cash or value of asset distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder. No payments have been made under this obligation.

8.                Property and Equipment

At December 31, 2005, property and equipment consisted of the following:

Office furniture and equipment	$45,922
Trucks and autos	38,950
Other equipment	19,263
Subtotal	104,135
Less: accumulated depreciation	(50,830)
Total	$53,305

Depreciation expense for 2005 and 2004 was $12,850 and $4,878, respectively.

9.                Income Taxes

In various transactions entered into February 21, 1992 as well as transactions during 2005, the Company had ownership changes, as that term is defined under Section 382 (g), IRC. As a result, the tax net operating loss carry forwards and the investment tax credit carry forwards are subject to annual limitations under Section 382 IRC, following the date of such ownership change. Except as noted below, the Company will receive delayed future benefits from net operating loss carryforwards or investment tax credit carryforwards existing as of the dates of the ownership change. At December 31, 2005, the Company estimates that tax loss carry forwards to be $12,447,000 expiring through 2025.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005, are presented below:

Deferred tax assets:
Alternative minimum tax credit carryfoward	$11,200
Reclamation obligation	345,900
Net operating (loss) carryforward	2,738,200
Capital (loss) carryforward	268,400
Total gross deferred tax assets	3,363,700
Less valuation allowance	(3,249,100)
Net deferred tax assets	114,600
Deferred tax liabilities:
Basis in TSVLP	(114,600)
Total net deferred tax asset	$—

The Company believes that it is unlikely that the net deferred tax asset will be realized. Therefore, a valuation allowance has been provided for net deferred tax assets. The change in valuation allowance of approximately $1,231,100 primarily reflects an increase of net operating (loss) carryforwards.

A reconciliation of the tax provision for 2005 and 2004 at statutory rates is comprised of the following components:

	2005	2004
Statutory rate tax provision on book loss	$(658,000)	$(174,600)
Book to tax adjustments:
Valuation allowance	658,000	174,600
Tax provision	$—	$—

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10.                Shareholders’ Equity

On November 14, 2005, shareholders of the Company approved an amendment to the Articles of Incorporation increasing the number of shares of common stock authorized from 35,000,000 to 250,000,000 and eliminating the par value of the shares. The shareholders also approved an increase in the number of shares reserved under the Company’s Non-Qualified Stock Option and Stock Grant Plan (the “Plan”) from 3,500,000 to 5,000,000 shares on November 14, 2005.

As discussed further in Note 3 above, on July 29, 2005, the Company sold 11,100,000 shares of its common stock to a single investor for $4 million cash. Related to this transaction, the Company issued 450,000 shares of its stock valued at $0.40 per share, or $180,000, to its then four independent directors as a stock grant under the Plan. Directors terminated option agreements for aggregate 450,000 shares of stock. Related to the Termination Agreements with three executive officers discussed further in Note 5, the Company issued 1,025,000 shares of its stock valued at the closing market price on the day of the agreements of $0.39 per share, or $399,750, under the Plan. Those executives terminated option agreements covering aggregate 225,000 shares of stock.

During June 2005, the Company issued 120,000 shares of its stock valued at $0.47 per share, or $56,400 in the aggregate, to an investor in exchange for cancellation of warrants to purchase 100,000 shares of the Company’s stock expiring in June 2006, and settlement of other issues. In July 2005, the Company issued 145,000 shares of its stock valued at $0.40 per shares, or $58,000, in exchange for cancellation of warrants to purchase 145,000 shares of the Company’s stock expiring through June 29, 2006. The Company recorded stock compensation expense of $114,400 related to these transactions. As of December 31, 2005, there are no remaining warrants to purchase shares of the Company’s stock.

Effective February 25, 2004, the Company entered into a Finder’s Fee Agreement with Meridian Capital Ltd. (“Meridian”), a Canadian merchant bank, whereby Meridian agreed to provide consulting services to the Company. With Unit Subscription Agreements, the Company sold Units at $0.90 where each Unit was made up of one share of common stock and one Unit Purchase Warrant. Unit Purchase Warrants are exercisable for 2 years from date of issue and provide that one share of common stock can be purchased for $1.25 plus four (4) Unit Purchase Warrants for up to 25,000 shares of common stock. Through the March 12, 2004 termination date of the Meridian agreement, the Company raised net proceeds of $72,350 through the sale of 100,000 Units. Meridian was paid a fee of 8.5% of monies raised through the sale of Units plus $10,000 for expenses, and warrants exercisable for 2 years to purchase 20,000 shares of the Company (equal to 20% of the Units sold) at a warrant exercise price of $0.90 per share (the “Meridian Warrants”). No value was assigned to the Unit Purchase Warrants since the exercise price of those warrants were above the market price of the common stock at the date of the closing of the transaction. A value of $21,800 was assigned to the Meridian Warrants based on the Black-Scholes pricing model and was recorded as finance fees in the first quarter of 2004. As noted above, the warrants were cancelled during 2005.

In June 2004, the Company sold 400,000 Units, with each Unit consisting of one share of common stock and one Unit Purchase Warrant at $0.50 per Unit. These Unit Purchase Warrants are exercisable for two years from date of issue and provide that one share of common stock can be purchased for $0.80 plus two (2) Unit Purchase Warrants for up to 200,000 shares of common stock. The offering netted $195,000. An independent director of the Company was paid a success fee of $5,000 related to one of these private placement sales of stock. Also during June 2004, warrants to exercise 428,572 shares at exercise price of $0.30 per share were exercised at a reduced price of $0.25 per share for total proceeds of $107,142. The Company agreed to the reduced exercise price to induce the holder to exercise the warrants and recognized stock compensation expense of $21,429 for the reduction of the exercise price of these warrants. As noted above, the warrants were cancelled during 2005.

Also during 2004, options to purchase a total of 340,000 shares at an exercise price of $0.16 per share were exercised. In connection with those transactions, 34,286 option shares were surrendered and cancelled under a cashless exercise to fund the exercise price of 150,000 of the option shares and accrued director fees were reduced for exercise of 190,000 additional option shares. Options to purchase 375,550 shares at exercise price of $0.16 per share expired by their terms during 2004.

Stock Options-

Stock options have been granted to key employees, directors and others under the Plan. Options to purchase shares under the Plan were granted at market value as of the date of the grant. Effective November 14, 2005, the shareholders of the Company increased the total number of shares under the Plan to 5,000,000. During 2005, stock options were granted to directors, executive officers, and consultants of the Company covering 1,072,000 shares at exercise prices of $2.09 and $2.12 per share.

K--36

		Analysis of Stock Options
	2005		2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Prices	Shares	Prices
Outstanding, beginning of year	675,000	$.50-.86	1,367,695	$.16-.86
Granted	1,072,000	$2.09-2.12	—	—

Exercised	—		340,000	$.16
Canceled including through cashless exercise	675,000	$.50-.86	34,286	$.16
Expired	—	—	318,407	$.16
Outstanding and exercisable, end of year	1,072,000	$2.09-2.12	675,000	$.50-.86

Weighted average fair value of Options granted during
year	$2,076,180		$—
Weighted average fair value of Options vested during year	$337,476		$—

The fair value for the options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions: risk-free interest rate of 4.61%; a dividend yield of 0.0%; a volatility factor of the expected market price of the common stock of 1.02; and a weighted–average expected life of the option of 10 years.

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding		Weighted Average
		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price
$2.09	200,000	9.8 yrs.	$2.09	200,000	$2.09
$2.12	872,000	9.9 yrs.	$2.12	100,000	$2.12

The effect of applying SFAS 123 pro forma net (loss) is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. For purpose of pro forma disclosure, the estimated fair value of the options is charged to expense in the year that the options were granted. In 2004, the Company’s pro forma loss is equal to its net (loss) since no options were granted in 2004. Under the accounting provisions of SFAS 123, the Company’s net loss and net loss per share for 2005 would have been adjusted to the following pro forma amounts:

	2005 Net (loss)
	As reported	Pro forma
Net (loss)	$(2,990,721)	$(3,328,197)

	Basic and diluted Net (loss) per share
	As reported	Pro forma
Net (loss)
Basic	$(0.12)	$(0.20)
Diluted	$(0.12)	$(0.20)

11.                Employee Benefit Plans

On December 10, 1985, the Company’s Board of Directors adopted a Simplified Employee Pension Plan (“SEP”). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the Company’s financial statements as of its fiscal year end. The Company has determined not to make contributions to the SEP for the years ended December 31, 2005 and 2004. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $40,000 or 25% of that employee’s total compensation.

12.                Rental Expense and Commitments and Contingencies

During the years ended December 31, 2005 and 2004, the Company had no rental expense under operating leases but had $9,200 in rental expense under other occupancy arrangements.

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The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties.

13.                Installment Purchase Contracts

The Company has installment purchase contracts aggregating $23,468, due in monthly installments of $715, collateralized by a vehicle bearing an average interest rate of 6 percent per annum. In addition, the Company is financing the cost of an 18-month insurance policy covering directors and officers with monthly installments of $7,761 through November 2006 with an average interest rate of 7.75 per cent per annum. Future maturities under these contracts as of December 31, 2005 are as follows:

2006	$97,303
2007	$7,837
2008	$8,246

14.                Subsequent Events

On February 22, 2006 (the “Closing Date”), the Company completed a $75,150,000 financing transaction (the “Transaction”). One half of the gross proceeds of the Transaction are being held in an escrow account (the “Escrow Funds”) pending satisfaction of the “Release Conditions”, discussed further below. The remaining net proceeds of $34,944,750, after commissions but before deduction of expense of the offering, are unrestricted and were paid to the Company at Closing. The Company believes that the Transaction will adequately fund its operations for two years.

In the Transaction, the Company sold 16,700,000 “Subscription Receipts” at a price of $4.50 each. Each Subscription Receipt is automatically convertible, subject to adjustment and penalties discussed below, without payment of any additional consideration, into one unit (“Unit”). Each Unit will consist of one share of the Company’s common stock and one-half common stock purchase warrant (“Warrant”). Each full Warrant entitles the holder to purchase one share of common stock for $10.00 for 5 years from the Closing Date.

GMP Securities L.P. and Griffiths McBurney Corp. (the “Agents”) assisted the Company in the Transaction under an Agency Agreement. The Company agreed to pay cash commission of 7% to the Agents and to issue compensation options (“Compensation Options”) for their services. The Company also agreed to reimburse the Agents for their reasonable expenses incurred in connection with the offering. One-half of the cash commission was paid on the Closing Date and one-half plus accrued interest will be paid if the escrowed funds are released to the Company. The Company also issued Compensation Options to the Agents which allow them to acquire, for no additional consideration, broker warrants (“Broker Warrants”) which, in turn, allow them to acquire up to 1,002,000 Units at an exercise price of $4.50 per Unit for a period of 18 months from the Closing Date. The Agent shall be entitled to convert up to 501,000 of the Compensation Options at an exercise price of $4.50 per Unit (the “Initial Options”) at any time prior to August 22, 2007 (the “Conversion Deadline”). Any of the Broker Warrants not so converted, plus any of the remaining 501,000 Compensation Options, will be deemed converted into Units upon satisfaction of the Release Conditions and payment of an exercise price of $4.50 per Unit. Warrants included in the Units allow the Agents to purchase 501,000 shares at an exercise price of $10.00 per share.

The Subscription Receipts were issued pursuant to the terms of a Subscription Receipt Indenture between the Agents and Equity Transfer Services Inc. of Toronto, Ontario, Canada (“ETS”) dated as of the Closing Date. Pursuant to the terms of the Subscription Receipt Indenture, ETS agreed to act as the Company’s agent and registrar for the transfer, exchange and conversion of the Subscription Receipts. ETS will also hold the Escrow Funds in escrow pending satisfaction of the Release Conditions, or return of the Escrow Funds to the subscribers of the Subscription Receipts.

If all the common stock provided under the Transaction are issued, a total of 26,553,000 shares of common stock will have been issued related to the transaction, exclusive of any penalty or adjustment in connection with the conversion of the Subscription Receipts.

As noted above, $37,575,000 of the gross proceeds of this transaction are being held in escrow pending the satisfaction of the Release Conditions.

The Release Conditions include, among other things, filing of a final prospectus which qualifies the distribution of the Units in Canada, the receipt from the Securities and Exchange Commission of an effective date for a registration statement covering the Units, and the listing of the common stock of the Company for trading on the Toronto Stock Exchange. If the release conditions are not satisfied by February 22, 2007, the escrow proceeds will be returned to subscribers. The remaining subscription receipts will automatically convert into shares of our common stock and warrants not later than August 22, 2007.

K--38

The Company has agreed to use its commercially reasonable efforts to satisfy the Release Conditions as soon as possible. If the Release Conditions are satisfied, the Company will receive the balance of the proceeds.

In the event that the Release Conditions are not satisfied on or before February 22, 2007, the Company has agreed that each Subscription Receipt shall be converted into 1.1 share of common stock (instead of one share) and 0.55 Warrants (instead of one-half Warrant).

The Subscription Receipts were sold by the Company in transactions exempt from the registration requirements of the 1933 Act pursuant to Rule 506 of Regulation D and in transactions that did not require registration pursuant to Rule 903 of Regulation S. Each subscriber of the Subscription Receipts in the United States was an “accredited investor” within the meaning of Rule 501. The remainder of the Subscription Receipts were sold to persons who were not in the United States at the time of purchase or who were not U.S persons as defined in Rule 902.

15.                Reclassifications:

The accompanying financial statements include certain reclassifications suggested by the staff of the Securities and Exchange Commission. There is no impact of these reclassifications on net comprehensive loss, net loss per share, total current assets, total assets, total current liabilities, total liabilities, or shareholders' equity.

ITEM 8.                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in our accountants during the last two fiscal years, and we have not had any disagreements with our existing accountants during that time.

ITEM 8A.              CONTROLS AND PROCEDURES

Regulations under the Securities Exchange Act of 1934 require public companies to maintain “disclosure controls and procedures,” which are defined to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Under the supervision and with the participation of our management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), we evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation performed as of the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure and controls and procedures as of December 31, 2005 were effective to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART III

ITEM 9.                DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Directors and Executive Officers

The following individuals serve as our officers and directors as of March 31, 2006:

K--39

			Board
Name and			Position
Municipality of Residence	Age	Positions With the Company	Held Since

Robert R. McEwen Toronto, Ontario	55	Chief Executive Officer and Chairman of the Board of Directors	2005

Ann S. Carpenter Reno, Nevada	48	President and Chief Operating Officer	N/A

William F. Pass Golden, Colorado	59	Vice President, Chief Financial Officer, Secretary and Treasurer	N/A

Michele L. Ashby(2),(3) Denver, Colorado	50	Director	2005

Dr. Leanne M. Baker(1) Tiburon, California	53	Director	2005

Peter Bojtos(1) Lakewood, Colorado	55	Director	2003

Declan J. Costelloe(1),(2),(3) Lakewood, Colorado	40	Director	2005
______________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.

Each of our directors is serving a term which expires at the next annual meeting of shareholders and until his or her successor is elected and qualified or until he or she resigns or is removed. Our officers serve at the will of our Board of Directors.

The following information summarizes the business experience of each of our officers and directors for at least the last five years preceding March 31, 2006: Robert R. McEwen. Mr. McEwen became our Chairman of our Board of Directors and our Chief Executive Officer on August 18, 2005, shortly following his purchase of our common stock. He is also the chairman and chief executive officer of Lexam Exploration Inc., a public company engaged in the exploration and development of oil and gas properties in Colorado, and a position he has held since 2003. Mr. McEwen was the chairman of Goldcorp Inc. from 1986 to October 2005, and the chief executive officer of that company from June 1986 until February 2005. Goldcorp is a corporation organized under the laws of the Province of Ontario, Canada, engaged in the business of exploring for and producing gold and other precious metals. The securities of Goldcorp are traded on the Toronto and New York Stock Exchanges. Mr. McEwen is also the non-executive chairman of Coral Cold Resources Ltd. and a member of the board of directors of Nevada Pacific Gold, Tone Resources, and Coral Gold Resources Ltd. All of these companies have securities traded on the TSX Venture Exchange and Coral Gold has securities which are quoted on the OTC Bulletin Board.

Michele L. Ashby. Ms. Ashby is the chief executive officer and founder of MINE, LLC, a Colorado limited liability company organized to promote natural resource companies to the investment community through private conferences. She has occupied that position since July 2005. From 1998 to 2005, she was the chief executive officer and founder of Denver Gold Group Inc., a Colorado non-profit corporation organized and operated as a trade association for the mining industry. In that capacity, she developed, marketed and organized annual conferences for participants in the industry and the investment community. From 1987 to 1995, she was a stockbroker and mining analyst with a regional firm located in Denver, Colorado.

Dr. Leanne M. Baker. Dr. Baker is managing director of Investor Resources LLC and a registered representative with Puplava Securities, Inc., a U.S. broker-dealer. Dr. Baker has been consulting to the mining and financial services industries since January 2002. She was an equity research analyst (and promoted to managing director) at Salomon Smith Barney from 1990 to 2001, where she helped build a research and investment banking franchise in the metals and mining sectors. Dr. Baker is a director of Agnico-Eagle Mines Ltd. and New Sleeper Gold Corporation, both Canadian corporations, the former with securities traded on the Toronto and New York Stock Exchange and the latter with securities traded on the Toronto

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Venture Exchange. Dr. Baker has a M.S. and a Ph.D. in mineral economics from the Colorado School of Mines.

Peter Bojtos. Mr. Bojtos is licensed as a professional engineer in the Province of Ontario, Canada and for the past ten years, has been an independent director of several U.S. and Canadian precious and base-metal mining and exploration companies operating in all corners of the world. From 1996 to 2005, Mr. Bojtos was Vice-Chair and Vice-President of Fischer-Watt Gold Company Inc., a public company organized in Nevada and developing a copper mine in Mexico, and since August 2005, he has been the Chairman and President of that entity. He also serves on the board of directors of Desert Sun Mining, Queenstake Resources Ltd, Tournigan Gold Corp., and Apolo Gold & Energy Inc. of which he is also chairman and president. All these companies have their securities registered with the United States Securities and Exchange Commission.

Declan J. Costelloe. Mr. Costelloe is a chartered engineer (UK Engineering Council) and a mining geologist. He is president of Celtic Mining LLC, an independent mining consulting firm. Until March 13, 2006, he held the position of investment manager for Veneroso Associates Gold Advisors, an investment company focusing on the gold industry, a position he occupied since 2003. Prior to that, he was the research director for that entity, a position he occupied from August 2000 to September 2003. He has worked with a number of gold mining and exploration companies including BHP Gold and Golden Star Resources. He has also worked with SRK International, a mining consulting firm. He is a director of Vedron Gold Inc. and Alexandria Minerals Corporation, both Canadian corporations with securities traded on the Toronto Ventures Exchange.

Ann S. Carpenter. On October 24, 2005, Ann S. Carpenter was hired as the Company’s President and Chief Operating Officer. From 2003 until she was hired by the Company, Ms. Carpenter was an independent consultant in the mining industry, focusing on resource assessment, evaluations and project development for properties in the United States, Mexico and South America. From November 1997 to 2003, she was the vice-president exploration and business development for NCGI, a private mining company. Since 1996, she has also worked with the Women’s Mining Coalition, a nonprofit entity, as a lobbyist for the mining industry.

William F. Pass. Mr. Pass joined us in June 1988 and was appointed Corporate Secretary on September 1, 1991 and Vice President Administration on January 1, 1994. Effective February 1, 1996, Mr. Pass was appointed Vice President, Chief Financial Officer and Corporate Secretary.

Board Committees

Our Board of Directors maintains a standing Audit, Compensation and Nominating Committee. The Audit Committee recommends the selection and appointment of our independent accountants to the Board of Directors and reviews the proposed scope, content and results of the audit performed by the accountants and any reports and recommendations made by them. All the members of the Audit Committee meet the definition of “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market, Inc.

Our Board of Directors has determined that Leanne Baker, the chairperson of the Audit Committee, qualifies as an audit committee financial expert in that she has (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls over financial reporting; and (v) an understanding of the audit committee functions. Dr. Baker acquired these attributes through experience in analyzing financial statements of companies, and through her experience as an audit committee member for other companies.

The compensation committee is responsible for evaluating and recommending the compensation of our executive officers and the members of the Board. Our nominating committee is responsible for identifying, evaluating and recommending nominees to our Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon review of Forms 3 and 4 and amendments thereto furnished to the Company during 2005 and Forms 5 and amendments thereto, if any, furnished to the Company with respect to 2005, the Company is not aware that any person, who at any time during the fiscal year was a director, officer, beneficial owner of more than ten percent of the stock of the Company, failed to file on a timely basis, as disclosed in the above Forms, reports required by section 16(a) of the Securities Exchange Act of 1934 during the most recent fiscal year or prior years.

Code of Ethics

The Company has adopted, effective December 31, 2003, a code of ethics that applies to all the executive officers of our company.

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Corporate Opportunity Policy

Effective February 13, 2006, our Board of Directors adopted a Corporate Opportunity Policy which covers all of our officers and directors in their capacities as such. The Policy provides that if a possible corporate opportunity becomes available to an officer or director, he or she must disclose the opportunity in reasonable detail to our Board of Directors and may not consummate the opportunity unless and until he or she has received the approval or ratification of the affirmative vote of a majority of the disinterested directors. For purposes of the Policy, a “corporate opportunity” is any business opportunity in which we have expressed an interest or which we have identified as an opportunity by resolution of our Board of Directors. It includes the acquisition of, or participation in, the ownership of an interest in any enterprise or right to extract minerals from any property located in the State of Nevada. The Policy further provides that with regard to the ownership of any interest in an enterprise or property located within the Cortez Trend in the State of Nevada by one of our officers or directors, the holder of the interest must first offer it to us at the price and on the terms upon which the party proposes to sell the interest to a third party. If we are unable or unwilling to accept the offer on those terms, the holder of the interest may sell the interest free of restrictions.

The interests of Mr. McEwen in certain companies with properties located on the Battle Mountain-Eureka Trend in Nevada are subject to this policy. Those companies include White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited. Mr. McEwen has not notified us of his intent to transfer any of these interests to a third party. However, he has advised us that he intends to support our proposed acquisition of these four companies.

ITEM 10.                EXECUTIVE AND DIRECTOR COMPENSATION

The following table summarizes the total compensation for the last three years of all persons who served as our chief executive officer during 2005 and the other executive officers who were serving at fiscal year end December 31, 2005 (Named Executive Officers) for the periods indicated:

Summary Compensation Table

						Long Term
						Compensation Awards
						Securities
Name and						Underlying		All Other
Principal Position	Year	Salary		Other		Options		Compensation

Robert R. McEwen,
Chief Executive
Officer(1)	2005	$—		$—		—		$—

Ann S. Carpenter,
President and Chief
Operating Officer(2)	2005	$31,875		$—		300,000		$—

William F. Pass,
Vice President,	2005	$101,528	(3)	$—		200,000		$452,026	(4)
Chief Financial	2004	117,480	(3)	$—		—		—
Officer and Secretary	2003	114,372	(3)	$44,764	(5)	75,000	(6)	185,920	(7)

William W. Reid,(8)
Former President and	2005	$135,908	(3)	$—		—		$966,447	(4)
Chief Executive	2004	230,590	(3)	$34,311	(5)	—		129,000	(7)
Officer	2003	230,590	(3)	$99,475	(5)	75,000	(6)	220,000	(7)
___________________
(1)	Robert R. McEwen was appointed as Chief Executive Officer on August 18, 2005. Mr. McEwen did not receive any salary, other compensation or options during the year ended December 31, 2005.
(2)	Ann S. Carpenter was appointed as President and Chief Operating Officer effective October 24, 2005.
(3)	Includes imputed income for use of vehicle.
(4)

Represents payments under a termination agreement dated July 28, 2005 where the employment agreement with the individual was terminated. Also includes payment of deferred salary, including $144,925 and $282,533 for William Pass and William Reid, respectively.

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(5)	Represents prior year accrued salary of $44,764 paid to William Pass during 2003, and $34,311 and $99,475 paid to William Reid during 2004 and 2003, respectively.
(6)	Options were voluntarily terminated in connection with a termination agreement.
(7)

During 2003 and 2004, the executive officers exercised certain of their respective stock options at an exercise price of $0.16 per share which resulted in compensation for federal tax purposes based upon the market price of our common stock on the day of each exercise. William Reid exercised options to purchase 300,000 shares of our common stock in 2003 and 150,000 shares of our common stock in 2004, and William Pass exercised options to purchase an aggregate of 232,326 shares of our common stock in 2003.

(8)	William W. Reid resigned as president, chief executive officer and chairman of the Board of Directors effective August 18, 2005 and terminated his employment with us on September 30, 2005.

Option Grants in Last Fiscal Year

The following grants of stock options were made during calendar year 2005 to our Named Executive Officers:

Option/SAR Grants in Last Fiscal Year
(Individual Grants)

		Percent of
	Number of	Total Options		Market
	Securities	Granted to	Exercise	Value of
	Underlying	Employees	or Base	Underlying
	Options/SARs	in Fiscal	Price	Securities at	Expiration
Name	Granted (#)	Year	($/Share)	Date of Grant	Date

Ann S. Carpenter	100,000	20%	$2.09	$2.09	10/24/2015
Ann S. Carpenter	200,000	40%	2.12	2.12	11/14/2015
William F. Pass	200,000	40%	2.12	2.12	11/14/2015

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Table Value

Shown below is information for the year ended December 31, 2005, with respect to the exercised and unexercised options to purchase our common stock issued to the Named Executive Officers:

Aggregate Option/SAR Exercises for 2005 Fiscal Year and
Year Ended December 31, 2005 Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARS At 12/31/05(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 12/31/05($ )(1)(2) Exercisable/Unexercisable
Ann S. Carpenter	0	$ 0	300,000/0	$362,000/$0
William F. Pass	0	0	0/200,000	$0(3)/$266,000
_________________
(1)	Based upon the closing price of our common stock as reported by the OTC Bulletin Board as of December 31, 2005 ($3.45 per share).
(2)	Represents the difference between the exercise price of the options and the fair market value of the stock on December 31, 2005.
(3)	These options are exercisable 33.3% on or after November 14, 2006, 33.3% on or after November 14, 2007 and the remainder on or after November 14, 2008.

Equity Incentive Plans

Our Non-Qualified Stock Option and Stock Grant Plan, as amended (the “Plan”), was adopted effective March 17, 1989. The Plan terminates in accordance with its terms on March 16, 2009. Under the Plan, as amended by our shareholders on November 14, 2005, a total of 5,000,000 shares of our common stock are reserved for issuance thereunder.

Under the Plan, non-qualified stock options and/or grants of our common stock may be granted to key persons assisting in our development, including officers, directors, employees and consultants. This Plan gives the Board broad authority to grant options and make stock grants to key persons selected by the Board, while considering criteria such as employment position or other relationship with the company, duties and responsibilities, ability, productivity, length of service or association,

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morale, interest in the company, recommendations by supervisors, and other matters, to set the option price, term of option, and other broad parameters. Options may not be granted at a price less than the fair market value of our common stock at the date of grant and may not have a term in excess of 10 years.

Options granted under the Plan do not generally give rise to taxable income to the recipient or any tax consequence to us, since the Plan requires that the options be issued at a price not less than the fair market value of the common stock on the date of grant. However, when an option is exercised, the holder is subject to tax on the difference between the exercise price of the option and the fair market value of the stock on the date of exercise. We receive a corresponding deduction for income tax purposes. Recipients of stock grants are subject to tax on the fair market value of the stock on the date of grant and we receive a corresponding deduction.

Securities granted under the Plan are “restricted securities” as defined under the Securities Act of 1933, unless a registration statement covering such shares is in effect. Restricted shares cannot be freely sold and must be sold pursuant to an exemption from registration (such as Rule 144), which exemptions typically impose conditions on the sale of the shares. Options granted under the Plan are non-transferable except by will or the laws of descent and distribution.

As of December 31, 2005, 1,072,000 Options were outstanding under the Plan, of which 300,000 were immediately exercisable and all of which were issued in 2005.

Pension Plan

On December 10, 1985, the Company’s Board of Directors adopted a Simplified Employee Pension Plan (“SEP”). The Company evaluates annually contributions to the SEP based upon review by the Board of Directors of the performance of the Company. The Company has determined not to make a contribution for 2005. No contribution was made for 2004 or 2003. Under the SEP, the Company has the option of contributing a certain amount directly to its employees’ Individual Retirement Accounts. The Plan covers all employees of the Company with certain participation requirements, however the Company is not required to make any contributions in a given year. If contributions are made, they must be made to all eligible employees. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $40,000 for year 2005 or 25% of that employee’s total compensation.

Securities Authorized for Issuance Under Equity Compensation Plans

Set out below is information as of December 31, 2005 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance. This information relates to our Non-Qualified Stock Option and Stock Grant Plan.

Equity Compensation Plan Information

			Number of
			securities remaining
	Number of	Weighted-	available for future
	securities to be	average exercise	issuance under
	issued upon	price of	equity compensation
	exercise of outstanding	outstanding	plans (excluding
	options, warrants	options,	securities reflected
	and rights	warrants and	in column (a))
Plan Category	(a)	rights (b)	(c)

Equity compensation plans approved by		$2.11
security holders	1,072,000	per share	740,637

Equity compensation plans not approved by
security holders	0	—	0

TOTAL	1,072,000		740,637

Compensation of Directors

We reimburse our directors for reasonable expenses incurred by them in attending meetings of the Board of Directors or of any committees thereof. Effective October 1, 2005, non-executive directors are compensated at $20,000 per year. In November 2005, each director received stock options to acquire 100,000 shares of our common stock at an exercise price of $2.12 per share, exercisable 33.3% on or after November 14, 2006, 33.3% on or after November 14, 2007 and the remainder on or after November 14, 2008. These options expire October 14, 2015.

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Employment Contracts

On October 24, 2005, we entered into an employment agreement with Ann S. Carpenter as our President and Chief Operating Officer. The agreement has a three year term and provides for a base salary of $170,000 per year plus certain additional benefits. In addition, we issued stock options to Ms. Carpenter under our Non-Qualified Stock Option and Stock Grant Plan granting her the right to purchase 300,000 shares of common stock for a period of 10 years. Ms. Carpenter may only be terminated by us for “cause,” as defined in the agreement, and if we terminate her without cause or she resigns with good reason, including if we experience a “change in control,” she would be entitled to a severance payment equal to one year of salary if she terminates within the first 180 days of the agreement or two years of salary if she terminates thereafter.

On March 30, 2006, we entered into an employment agreement with William F. Pass, our Vice President and Chief Financial Officer. The agreement is for a term of three years and provides for a base salary of $115,267 per year plus certain additional benefits. Mr. Pass may only be terminated by us for “cause,” as defined in the agreement and if he resigns for good reason, including a change in control, or is otherwise terminated, he would be entitled to a severance payment equal to six months salary.

ITEM 11.                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of March 31, 2006, there are a total of 33,296,755 shares of our common stock outstanding, our only class of voting securities currently outstanding. The amount of common stock outstanding excludes any shares of common stock issuable upon automatic conversion of the subscription receipts issued in connection with our private placement completed in February 2006. Since a minimum of 8,350,000 additional shares of common stock will be issued upon conversion of the subscription receipts, we have assumed, for purposes of the table below, that those shares are outstanding. Thus, the calculations which follow assume 41,646,755 shares of common stock outstanding. Under certain conditions, an additional 10,020,000 shares may be issued pursuant to the exchange of subscription receipts, exclusive of shares issuable upon exercise of outstanding warrants and options.

The following table describes the ownership of our voting securities as of March 29, 2006 by: (i) each of our officers and directors; (ii) all of our officers and directors as a group; and (iii) each shareholder known to us to own beneficially more than 5% of our common stock. Unless otherwise stated, the address of each individual is the address of our executive office, 2201 Kipling Street, Suite 100, Lakewood, Colorado 80215-1545. All ownership is direct, unless otherwise stated.

In calculating the percentage ownership for each shareholder, we assumed that any options or warrants owned by an individual and exercisable within 60 days of March 31, 2006 is exercised, but not the options or warrants owned by any other individual.

Name and Address of	Shares Beneficially Owned
Beneficial Owner	Number		Percentage (%)
Robert R. McEwen(1)	11,602,500	(2)	27.5%
Peter Bojtos(1)	125,000	(3)	*
Declan Costelloe(1)	5,000	(3)	*
Michele L. Ashby(1)	0	(3)	*
Leanne M. Baker(1)	0	(3)	*
Ann S. Carpenter(1)	300,000	(4)	*
William F. Pass(1)	347,075	(3)	*
NovaGold Resources, Inc.
P.O. Box 24, Suite 2300
200 Granville Street
Vancouver, British Columbia V6C 1S4, Canada	5,374,544		12.9%
All officers and directors as a group (seven individuals)	12,379,575		29.19%

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______________
*	Less than one percent.

(1)	Officer or director.
(2)

Includes 335,000 shares of common stock issuable upon automatic conversion of subscription receipts owned by the individual and 167,500 shares of common stock issuable upon exercise of warrants which will be issued upon conversion of the subscription receipts. Excludes an additional 335,000 shares of common stock and an additional 167,500 shares of common stock underlying warrants which may be issuable upon conversion of the subscription receipts.

(3)	Excludes stock options which are not exercisable within 60 days of the date of this prospectus.
(4)	Includes 300,000 shares underlying options that are exercisable within 60 days of the date of this prospectus.

Changes in Control

In a filing with the SEC, NovaGold Resources Inc. (“NovaGold”), a corporation existing under the laws of the Province of Nova Scotia, Canada, with securities traded on the American and Toronto Stock Exchanges, reported that it had purchased 5,374,544 shares of our common stock in two separate private transactions effective July 27, 2005. NovaGold is a natural resource company engaged in the exploration and development of gold properties in North America. As a result of these transactions, NovaGold owns approximately 12.9% of our outstanding common stock as of March 31, 2006.

On March 5, 2006, we announced our intention to acquire four companies holding interests in the Battle Mountain-Eureka Trend in Nevada. Our intention is to acquire all of these companies in exchange for the issuance of our common stock. No formal offer has been commenced or agreement made with for any of these companies and there is no assurance that an offer will be made or that any acquisition will be completed. However, if all of these acquisitions were completed, we would issue up to 45,202,017 additional shares of our common stock, exclusive of shares issuable upon exercise of options and warrants to these companies. The issuance of these shares may result in a change in control.

We know of no other arrangement or events, the happening of which may result in a change in control.

ITEM 12.                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert R. McEwen. On July 29, 2005, we sold 11,100,000 shares of our common stock to Robert R. McEwen for $4 million, or $0.36036 per share. After completion of that transaction, Mr. McEwen became our Chairman and Chief Executive Officer. The sale price of the common stock in that transaction was determined with reference to the trading price of our stock in the time period preceding execution of the agreement.

In addition to the foregoing terms, the agreement pursuant to which Mr. McEwen acquired such securities, included the following terms:

  We agreed to issue an aggregate of 450,000 shares of our common stock to the four then-existing non-executive members of the Board of Directors. These shares were issued under our Plan. Each of these directors also agreed to cancel any outstanding stock options.

  We agreed to use our commercially reasonable efforts to cause the shares purchased by Mr. McEwen to be registered for resale with the SEC as promptly as practical after the closing of the transaction and to pay the costs associated with such registration. In addition, Mr. McEwen was granted “piggyback” registration rights on all registrations filed by the Company other than registrations on Form S-4 and S-8.

  We and Mr. McEwen agreed to indemnify each other and their respective representatives and agents from breach of any representation or warranty contained in the underlying agreements.

Further, on February 22, 2006, Mr. McEwen purchased 667,000 subscription receipts for $4.50 per subscription receipt upon the same terms as the other investors.

Other Executive Officers. Related to the July 29, 2005 transaction with Mr. McEwen described above, and in consideration of prior uncompensated services and termination of outstanding stock options, we also consummated agreements with each of our then-existing executive officers pursuant to which their employment contracts with us were terminated (“Termination Agreements”). These Termination Agreements provided for cash payments to the three executive officers in the aggregate amount of $1,000,000, issuance of 1,025,000 shares of our common stock and the distribution of 5,191,352 shares of common stock of GRC, representing all of the GRC stock owned by us prior to the transaction. These Termination Agreements were effective July 28, 2005. William Pass, our current Vice President, Chief Financial Officer and Secretary,

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was party to a Termination Agreement as described below and continues as our employee.

The following table details the payments made by us to each of the former officers and Mr. Pass:

		Share	GRC Share
Name of Officer	Cash Payment	Issuance	Distribution

William W. Reid	$469,936	534,968	2,439,606
David C. Reid	301,567	275,784	1,565,539
William F. Pass	228,497	214,248	1,186,207

The Termination Agreements also provided the following additional material terms:

  All of our previous obligations to the officers were cancelled.

  We distributed three automobiles and the associated installment purchase obligations to the officers.

  Each officer agreed to cancel any outstanding stock options that we previously granted to them.

ITEM 13.                EXHIBITS

The following exhibits are filed with or incorporated by referenced in this report:

3.1.1

Articles of Incorporation of the Company filed with the Secretary of State of Colorado on June 24, 1979 (incorporated by reference from the Report on Form 10-KSB dated March 27, 1996, Exhibit 3.1 File No. 000- 09137)

3.1.2

Articles of Amendment to the Articles of Incorporation of the Company filed with the Secretary of State of Colorado on June 22, 1988 (incorporated by reference from Report on Form 10-K dated March 30, 1988, Exhibit 3.1 File No. 000-9137)

3.1.3

Articles of Amendment to the Articles of Incorporation of the Company filed with the Secretary of State of Colorado on July 5, 1988 (incorporated by reference from Report on Form 10-K dated March 30, 1988, Exhibit 3.2 File No. 000-9137)

3.1.4

Articles of Amendment to the Articles of Incorporation of the Company filed with the Secretary of State of Colorado on December 20, 1991 (incorporated by reference from Report on Form 10-K dated March 29, 1991, Exhibit 3.3 File No. 000-9137)

3.1.5

Articles of Amendment to the Articles of Incorporation of the Company filed with the Secretary of State of Colorado on November 15, 2005 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 3.2.1 File No. 000-9137).

3.2.	Bylaws of the Company, as Amended June 22, 1988 (incorporated by reference from the Report on Form 10- KSB dated March 27, 1996 Exhibit 3.1 File No. 000-9137)

3.2.1	Amendment to the Bylaws of the Company effective as of October 3, 2005 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 3.1.5 File No. 000-9137).

10.1

Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, effective as of January 1, 1986 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.1 File No. 000-9137).

10.2

First Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, effective as of January 10, 1986 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.2 File No. 000-9137).

10.3

Sixth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated June 29, 1989 (Incorporated by reference from Report 10- KSB dated April 7, 2006, Exhibit 10.3 File No. 000-9137).

10.4

Seventh Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, executed April 18, 1990 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.4 File No. 000-9137).

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10.5

Eighth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated April 20, 1992 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.5 File No. 000-9137).

10.6

Ninth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated January 22, 1992 (Incorporated by reference from Report 10- KSB dated April 7, 2006, Exhibit 10.6 File No. 000-9137).

10.7

Tenth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated April 30, 1993 (Incorporated by reference from Report 10- KSB dated April 7, 2006, Exhibit 10.7 File No. 000-9137).

10.8

Eleventh Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated June 28, 1993 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.8 File No. 000-9137).

10.9

Twelfth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated November 27, 1995 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.9 File No. 000-9137).

10.10

Thirteenth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated February 1, 2003 (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.10 File No. 000-9137).

10.11

Agreement To Pay Distributions dated February 21, 1992, by and between Tonkin Springs Gold Mining Company and French American Banking Corporation (incorporated by reference from the Report on Form 8-K dated February 21, 1992, Exhibit 4, File No. 000-09137) (Incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.11 File No. 000-9137).

10.12

Purchase Agreement between BacTech Nevada Corporation and U.S. Gold Corporation dated effective July 31, 2003 related to the purchase by BacTech of 55% interest in Tonkin Springs LLC from Tonkin Springs Venture L.P., a subsidiary of the Company (incorporated by reference from the Report on Form 8-K dated August 6, 2003, Exhibit 10.1, File No. 000-09137).

10.13

Amended and Restated Members’ Agreement of the Tonkin Springs LLC between Tonkin Springs Venture L.P. and BacTech Nevada Corporation dated effective July 31, 2003 (incorporated by reference from the Report on Form 8-K dated August 6, 2003, Exhibit 10.2, File No. 000-09137).

10.14

Amended and Restated Operating Agreement of the Tonkin Springs LLC between Tonkin Springs Venture L.P. and BacTech Nevada Corporation dated effective July 31, 2003 (incorporated by reference from the Report on Form 8-K dated august 6, 2003, Exhibit 10.3, File No. 000-09137).

10.15

Amended and Restated Non-Qualified Stock Option and Stock Grant Plan, as amended effective September 19, 2003 (incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 2003, Exhibit 10.2, File No. 000-09137).

10.16	Termination Agreement between the Company and William W. Reid dated July 29, 2005 (incorporated by reference from the report on Form 8-K dated July 29, 2005, Exhibit 10.1, File No. 000-09137).

10.17	Termination Agreement between the Company and David C. Reid dated July 29, 2005 (incorporated by reference from the report on Form 8-K dated July 29, 2005, Exhibit 10.2, File No. 000-09137).

10.18	Termination Agreement between the Company and William F. Pass dated July 29, 2005 (incorporated by reference from the report on Form 8-K dated July 29, 2005, Exhibit 10.3, File No. 000-09137).

10.19

Letter Agreement of Private Placement between the Company and Robert R. McEwen dated July 29, 2005 (incorporated by reference from the report on Form 8-K dated July 29, 2005, Exhibit 2.1, File No. 000-09137).

10.20	Stock Subscription Agreement between the Company and Robert R. McEwen dated July 29, 2005 (incorporated by reference from the report on Form 8-K dated July 29, 2005, Exhibit 2.2, File No. 000-09137).

10.21	Employment Agreement between the Company and Ann Carpenter dated October 24, 2005 (incorporated by reference from Form 8-K dated October 24, 2005, Exhibit 10.1, File No. 000-09137).

K--48

10.22	Form of Indemnification Agreement (incorporated by reference from Form 8-K dated December 7, 2005, Exhibit 10.1, File No. 000-09137).

10.23

Agency Agreement between the Company, GMP Securities L.P. and Griffiths McBurney Corp. dated February 22, 2006 (incorporated by reference from Form 8-K dated February 27, 2006, Exhibit 10.1, File No. 000- 09137).

10.24

Subscription Receipt Indenture between the Company, GMP Securities L.P. and Equity Transfer Services Inc. dated February 22, 2006 (incorporated by reference from Form 8-K dated February 27, 2006, Exhibit 10.2, File No. 000-09137).

10.25	Warrant Indenture between the Company and Equity Transfer Services Inc. dated February 22, 2006 (incorporated by reference from Form 8-K dated February 27, 2006, Exhibit 10.3, File No. 000-09137).

10.26	Compensation Option issued by the Company in favor of GMP Securities L.P. dated February 22, 2006 (incorporated by reference from Form 8-K dated February 27, 2006, Exhibit 10.4, File No. 000-09137).

10.27.	Form of Subscription Agreement between the Company and Subscribers (incorporated by reference from Form 8-K dated February 27, 2006, Exhibit 10.5, File No. 000-09137).

10.28	Registration Rights Agreement between the Company and GMP Securities L.P. dated February 22, 2006 (incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.28 File No. 000-9137).

10.29	Employment Agreement between the Company and William F. Pass dated March 30, 2006 (incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 10.29 File No. 000-9137).

21	Subsidiaries of the Company (incorporated by reference from Report 10-KSB dated April 7, 2006, Exhibit 21 File No. 000-9137).

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Robert R. McEwen.

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for William F. Pass.

32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Robert R. McEwen and William F. Pass.

ITEM 14.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth fees paid to (or accrued to) our principal accounting firm of Stark Winter Schenkein & Co., LLP in last two years ended December 31, 2005:

	2005	2004
Audit Fees	$12,100	$14,500
Audit Related Fees	$10,799	$10,974
Tax Fees	0	0
All Other Fees	0	0
Total Fees	$22,899	$25,474

          It is the policy of the Audit Committee of our Board of Directors to engage the principal accounting firm selected to conduct the financial audit for the Company and to confirm, prior to such engagement, that such principal accounting firm is independent of the Company. All services of the principal accounting firm reflected above were approved by the Audit Committee.

K--49

SIGNATURES

          In accordance with Section 13 or 15(d) of the Exchange Act of 1934, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GOLD CORPORATION

/s/ Robert R. McEwen
Dated: January 23, 2007	By: Robert R. McEwen, Chairman of the Board
and Chief Executive Officer

/s/ William F. Pass
Dated: January 23, 2007	By: William F. Pass, Vice President, Chief Financial Officer,
Principal Accounting Officer and Secretary

          In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

/s/ Robert R. McEwen	Chairman of the Board &	January 23, 2007
Robert R. McEwen	Chief Executive Officer

/s/ Ann Carpenter	President, Chief Operating Officer &	January 23, 2007
Ann Carpenter	Director

/s/ Michele L. Ashby	Director	January 23, 2007
Michele L. Ashby

/s/ Leanne M. Baker	Director	January 23, 2007
Leanne M. Baker

/s/ Peter Bojtos	Director	January 23, 2007
Peter Bojtos

/s/ Declan J. Costelloe	Director	January 23, 2007
Declan J. Costelloe

K--50

2. Supplemental Canadian Disclosure

In accordance with the requirements of applicable Canadian law, the disclosure in this Appendix K, which is incorporated into and forms part of the offer, is supplemented with the following additional disclosure. All dollar amounts in this offer are stated in Canadian dollars except where otherwise indicated.

RISK FACTORS

U.S. Gold Corporation (“U.S. Gold”) is incorporated under the laws of the State of Colorado, United States. Although U.S. Gold has a director resident in Ontario, Canada and has appointed Fraser Milner Casgrain LLP, 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto, Ontario, M5X 1B2, as agent for service of process in Ontario, it may not be possible for investors to effect service of process within Canada upon the directors of U.S. Gold or to collect from the U.S. Gold any judgements obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

INTERCORPORATE RELATIONSHIPS

The following diagram illustrated the intercorporate relationships among U.S. Gold and its subsidiaries.

CAPITALIZATION

Since December 31, 2005 US Gold issued 16,700,000 common shares in connection with a private placement which closed on February 22, 2006 and issued 62,000 commons shares pursuant to the exercise of stock options. As of February 1, 2007 there are 50,058,755 common shares issued and outstanding.

PRIOR SALES

No securities of U.S. Gold have been purchased or sold by U.S. Gold during the last 12 months preceding the offer, except for the following.

				Price Per		Underwriting
			Number of	Share	Total	Fee
	Date	Purchaser	Units	(US$)	(US$)	(US$)
1.	08/10/06	Various[1]	16,700,000	4.50	75,150,000	5,260,500
2.	11/16/06	Officer and Directors[2]	62,000	2.12	131,440	0

1.	Share issued pursuant to a private placement.
2.	Share issued pursuant to the exercise of stock options.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No officer or director of U.S. Gold is or has been, within the preceding ten years, a director, officer or director of any company that, while that person was acting in such capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after that person ceased to be a director or officer in the company being the subject of a cease trade or similar order that denied that company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Peter Bojtos. Mr. Bojtos was a director of Sahelian Goldfields Inc., which in 2001, made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) which was accepted by its creditors and successfully completed. On May 21, 1999, the British Columbia Securities Commission issued a cease trade order and on June 1, 2000, the Ontario Securities Commission issued a cease trade order in respect of Sahelian Goldfields Inc.’s securities as a result of the corporation’s failure to file annual financial statements. The filings have since been brought up to date. On September 15, 2003, both the British Columbia Securities Commission and the Ontario Securities Commission cease trade orders were fully revoked. In June 2000, the Ontario Securities Commission and in August 2001, the British Columbia Securities commission, ordered that the management and insiders of Link Minerals Ventures Inc., of which Peter Bojtos was a director, were prohibited from trading in the securities of this corporation until the annual financial statements were filed.

INDIVIDUAL BANKRUPTCIES

No officer or director of U.S. Gold is or has, within the preceding ten years. become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Introduction

The following summarizes our plan of operation for the foreseeable future. It also analyzes our financial condition at December 31, 2005 and 2004, and compare those to our financial condition at December 31, 2004 and 2003. Finally, the discussion summarizes the results of our operations for the years ended December 31, 2005 and 2004 and compares those results to the years ended December 31, 2004 and 2003.

We hold a 100% interest in the Tonkin Springs property in Eureka County, Nevada through wholly owned subsidiaries. Effective May 12, 2005, we assumed 100% ownership of and management responsibilities for the Tonkin Springs property effective with the withdrawal of BacTech from TSLLC, the entity which holds the property. Subsequent to the withdrawal of BacTech from TSLLC, we consolidated the assets, liabilities, and operating results of TSLLC in our financial statements. From July 31, 2003 until May 12, 2005, BacTech was 55% owner of TSLLC and was responsible for management and funding for the project. In July 2005, we disposed of our interest in Gold Resource Corporation (GRC), terminating our interest in a mining prospect located in Oaxaca, Mexico.

We underwent a change in control in July 2005 when Robert R. McEwen purchased 11,100,000 shares of common stock for $4 million, and became our largest shareholder. In August 2005, Mr. McEwen became our Chairman and Chief Executive Officer. While Mr. McEwen and our President have significant experience in the mining industry, we are also using the services of additional technical and other staff which may include use of consultants and/or full time employees.

Recent Financing

On February 22, 2006, we completed a private placement of 16,700,000 Subscription Receipts at $4.50 per Subscription Receipt, from which we received $75,150,000 in gross proceeds, of which $37,575,000 was placed in escrow pending the satisfaction of the conditions listed below. Each Subscription Receipt is convertible, for no additional payment and subject to adjustments and penalties, into one share of our common stock and one-half of one common stock purchase warrant upon satisfaction of certain conditions. Each whole common stock purchase warrant is exercisable until February 22, 2011 to acquire one additional share of common stock at an exercise price of $10.00. The conditions which permit conversion of the Subscription Receipts include the last to occur of the following events:

          (i) the third business day after the date on which a final receipt has been issued for a final prospectus which qualifies the distribution of the securities underlying the subscription receipts in those provinces in Canada where the subscription receipts were sold;

          (ii) the completion and filing of a current technical report regarding the Tonkin Springs property that complies with National Instrument 43-101- Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

          (iii) our common stock is listed for trading on the Toronto Stock Exchange;

          (iv) the receipt of an effective date for the registration statement of which this prospectus is a part; and

          (v) the delivery of a "10b-5" opinion to the agent who acted in connection with the private placement of subscription receipts provided by our United States counsel.

If the release conditions are not satisfied by February 22, 2007, the escrowed proceeds will be returned to holders of the Subscription Receipts in exchange for 50% of the Subscription Receipts held by each subscriber. The remaining Subscription Receipts will automatically convert into shares of our common stock and warrants upon the earlier of August 22, 2007 and the satisfaction or waiver by the placement agent of the release conditions. In the event that the release conditions are not satisfied by August 22, 2006, we are obligated to issue 1.1 shares of common stock (in lieu of one share) and 0.55 warrants (in lieu of 0.5 warrants) in exchange for each Subscription Receipt.

Plan of Operation

Our plan of operation for 2006 is to begin an extensive two-year exploration and evaluation program of the Tonkin Springs property, budgeted for approximately $25 to $30 million, of which approximately $12 million is targeted to be spent in 2006. We also plan to address various permitting and reclamation issues at the property, with $1.6 million budgeted for this in 2006. Finally, we plan to evaluate potential corporate transactions which could include, but are not limited to, merger with, or the acquisition of, one or more companies, joint venture arrangements on mineral properties held by other companies, or outright purchase of mineral properties.

Our exploration program at the Tonkin Springs property will focus on the evaluation of the structural and stratigraphic setting of the property. This program and its timing are subject to our ability to obtain required drilling and other regulatory agency permits and the availability of drill rigs and contract personnel. An objective of our program is to identify new mineralization in areas previously untested, specifically targeting deeper mineralization. Our exploration budget for 2006 includes geochemical sampling, geophysical surveys, and remote sensing technologies leading to target definition and drill testing, with approximately 150,000 feet of proposed drilling. We anticipate that this systematic and integrated approach will result in a cost-effective use of exploration funds and has the potential to lead to discovery of new mineralization.

Previous efforts to explore and develop the Tonkin Springs property were primarily focused on relatively shallow mineral deposits in a limited portion of our 36-square mile property. While these deposits remain of interest, our immediate plan is to explore elsewhere on the property and, overall, to explore deeper, for potentially larger deposits suggested by other mineralization on the Cortez Trend and similar to discoveries on the Carlin Trend. The Carlin Trend is adjacent and parallel to the Cortez Trend. To date, the Carlin Trend has mined over 60 million ounces of gold. Past exploration at the Tonkin Springs property was predominately close to the surface and was not focused on finding a "Carlin-style" deposit found deeper in the ground, located in what is referred to as the Lower Plate. This Lower Plate has not been clearly located on the Tonkin Springs property.

In order to address prior concerns of the BLM and/or NDEP at the Tonkin Springs property, we have committed to submit closure plans and to complete reclamation of certain existing disturbances at the Tonkin Springs property during 2006. The specific areas to be addressed include the heap leach used in prior years, the tailings seepage collection pond, and the area previously mined and designated as the TSP-1 pit. We have budgeted $1.6 million, which we anticipate will be spent in 2006, to complete these reclamation programs. We also plan to update the plan of reclamation for the remaining disturbances at the Tonkin Springs property and to submit that revised plan to the BLM and NDEP by September 30, 2006. We expect that this revised plan will include updated cost estimates and an accelerated schedule for planned actual reclamation.

Proposed Acquisitions. On March 5, 2006, we announced our intention to acquire four companies with properties in the Battle Mountain-Eureka Trend in Nevada. These companies, White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited, have mineral properties that are adjacent to or near our Tonkin Springs property. Our intention is to acquire all of these companies in exchange for the issuance of shares of our common stock as follows:

  0.35 shares of our common stock for each outstanding share of White Knight;
  0.23 shares of our common stock for each outstanding share of Nevada Pacific Gold;
  0.63 shares of our common stock for each outstanding share of Coral Gold; and
  0.26 shares of our common stock for each outstanding share of Tone Resources.

While it is presently anticipated that we will proceed to acquire these companies by means of tender offers, no formal offer has been mailed to the shareholders of any of those companies. We are unable to predict when, if ever, such an offer will be made or whether any of these transactions will be completed.

We expect to devote substantial efforts during 2006 to the formal commencement and completion of some or all of these acquisitions. This process will involve significant executive time, considerable expenditures related to professional fees, and other related costs and there can be no assurance that any of these acquisitions will be completed. If any of these acquisitions are successful, we plan to integrate the business plans, assets and the management of the companies acquired, including operational aspects, exploration plans and staffing issues. These efforts are not expected to directly impact our exploration and evaluation of the Tonkin Springs property, although there is no assurance of this expectation.

Liquidity and Capital Resources

As noted above, we sold 11,100,000 shares of our common stock for $4 million in a private placement in August 2005, which improved our liquidity and capital position significantly. As of December 31, 2005, we had working capital deficit of $(1,002,461), consisting of $788,668 of current assets and $1,791,129 of current liabilities including $1,597,032 of anticipated reclamation activities at the Tonkin Springs property for 2006. As noted above, on February 22, 2006, we completed a private placement of Subscription Receipts for aggregate gross proceeds of $75,150,000, of which approximately $35 million was immediately available to us, further improving our liquidity and working capital. For 2006, we have budgeted approximately $12 million in exploration expenditures, approximately $1.6 million in reclamation activities, approximately $1 million in holding costs at the Tonkin Springs property, and approximately $1.3 million for corporate overhead. We have budgeted approximately $2.5 million for costs associated with the proposed acquisitions. We expect that the available proceeds from the private placement completed in February 2006 will be more than adequate for the 2006 company-wide budget of $18.4 million.

Since we have received no revenue from the production of gold or other metals since 1990, we have historically relied on payments from our joint venture partners and equity financings to finance our ongoing operations. We experienced net losses for the years ended December 31, 2005 and 2004 of $(2,990,721) and $(793,801) respectively. In 2004 and 2005, we relied on $504,688 of payments from BacTech and $4,374,492 in equity financing to fund operations.

The net proceeds of the private placement completed in July 2005 were used, in part, to fund an increase in the reclamation bond, for payments related to termination of employment agreements with one current and two former officers, and operating costs. Some of the proceeds were also used for paying certain holding costs associated with the Tonkin Springs property and other short term corporate obligations. As noted above, $1,118,733 was used to secure the increased bonding requirements in favor of the BLM and NDEP to cover estimated reclamation costs at the Tonkin Springs property. An additional $1,000,000 was used to pay certain former and current executive officers pursuant to agreements which terminated their employment agreements. The remainder was added to working capital.

We are dependent on additional financing to continue our exploration efforts in the future and if warranted, to develop and commence mining operations. While we have no current plans or arrangements for these additional capital requirements, we anticipate that we will be seeking additional equity financings in the future.

Cash Flow- Year Ended December 31, 2005 compared to 2004:

Net cash used in operations during 2005 increased to $2,427,266 from $798,401 for 2004. Cash paid to suppliers and employees increased to $2,630,620 during 2005 from $853,033 during 2004, primarily reflecting $1 million in cash payments under the termination agreements with executive officers, holding costs of $761,081 for the Tonkin Springs property subsequent to the withdrawal of BacTech, and fees and costs related to the various transactions we investigated or consummated in an effort to obtain required funding. Partially offsetting these cash expenditures was our receipt of a $200,000 earnest money payment related to a proposed merger with another mining company, which did not materialize.

Cash used in investing activities was $978,024 for 2005 compared to cash provided of $217,385 in 2004, reflecting the increase of $1,118,733 in the restrictive investments securing the reclamation obligation for the Tonkin Springs property as well as $55,067 in capital expenditures, reduced in part by $185,776 paid by BacTech as installments toward its purchase of the Tonkin Springs property.

Cash flow from financing activities in 2005 increased to $4,007,820 compared to $458,012 in 2004, primarily reflecting the $4 million sale of stock in July 2005 compared to $374,492 raised from the sale of equity in 2004.

Effective February 21, 1992, we entered into a Loan Settlement Agreement with our former senior secured lender, French American Banking Corporation (FABC). As partial consideration to FABC under that agreement, Tonkin Springs Gold Mining Company (TSGMC), our wholly owned subsidiary, is required to pay a limited portion of certain distributions, if any, from Tonkin Springs Venture Limited Partnership, a wholly-owned entity of the Company (TSVLP), to FABC. TSVLP has complete control of such distributions, if any, to TSGMC. Under the terms of the agreement, TSGMC is required to pay to FABC (i) the first $30,000 of retained distributions, as defined in such agreement, received from the TSVLP, plus (ii) an amount equal to 50% of such retained distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC will terminate after FABC has been paid a total of $2,030,000 thereunder. No amounts have been paid to FABC to date under this obligation.

Cash Flow- Year Ended December 31, 2004 compared to 2003:

Overall, our cash decreased $123,004 during 2004 as we continued to rely on financing and investing activities to sustain cash flow and our operations did not generate any cash. In fact, our operations used $798,401 for the year ended December 31, 2004, which represents a decrease from $1,252,172 used for the corresponding period in 2003. Cash paid to suppliers and employees decreased to $853,033 during the 2004 period from $1,253,584 during the 2003 period, reflecting higher payment during 2003 of accrued salaries to executive officers of $196,789, payment of third party expenses related to TSLLC in 2003 of net $184,605, payment of expenses related to the Company’s 2003 annual meeting of shareholders of approximately $45,000, and reduction of other liabilities to vendors in 2003. BacTech assumed funding responsibilities for TSLLC effective July 31, 2003 and through their withdrawal May 12, 2005. In 2004, interest received increased $56,108 from $3,047 in 2003, primarily from imputed interest related to the BacTech purchase price payment obligations.

Cash flows from investing activities decreased to $217,385 for the year ended December 31, 2004 as compared to $1,004,000 in the 2003 period reflecting primarily receipt of $1,000,000 in purchase price payments from BacTech in 2003 compared to $318,892 in 2004, and capital expenditures of $101,507 in 2004.

Cash flow from financing activities increased to $458,012 for the year ended
December 31, 2004 from $441,727 in 2003 reflecting lower levels of common stock sales in 2004 with $374,492 in net proceeds raised from the sale of common stock in 2004 compared to $450,000 in 2003, and proceeds from installment purchase contracts of $83,990 in 2004 compared to payments of $8,273 in 2003.

Results of Operations

Year Ended December 31, 2005 compared to 2004:

General. For the year ended December 31, 2005, we recorded a net loss of $(2,990,721), or $(.12) per share, compared to a net loss for 2004 of $(793,801) or $(.04) per share.

Revenue. Other revenue from a number of components during 2005 totaled $1,052,478 while in 2004 only interest income of $38,750 was recognized. In 2005 we realized $200,000 as an earnest money payment related to a proposed merger with another mining company which did not materialize, $330,000 in management fees from GRC, and $520,428 in realized gain on the disposition of GRC shares related to the termination agreements.

Expenses. General and administrative expenses for 2005 increased $244,226 compared to 2004, primarily reflecting approximately $170,000 in additional legal expenses related to various corporate transactions and preparation for the 2005 meeting of shareholders, and approximately $111,000 increase in investor relations expenses primarily relating to the meeting of shareholders and other shareholder communication activities. These expenses were partially off-set by approximately $55,000 of lower salary and employee benefit costs.

During 2005, we wrote off the remaining purchase price of $182,748 due from BacTech upon receipt of its notice withdrawing from TSLLC effective May 12, 2005. For 2005, we recognized holding costs of $761,081 in connection with the Tonkin Springs property subsequent to the withdrawal of BacTech. BacTech was responsible for funding the expenses related to the Tonkin Springs property in 2004 and the first part of 2005 prior to its withdrawal. We did not spend any money on exploration in 2005.

Contract termination payments to current and former executive officers resulted in expenses of $1,423,824 in 2005, and reflects the aggregate termination payments of $2,012,331 reduced by deferred and accrued salaries owed to these individuals, all of which were settled and discharged with the termination agreements. Included in the expense of the termination agreements were 1,025,000 shares of our common stock valued at $399,750 which we issued to the individuals. We believe these were one time expenses and will not be repeated in the future.

Stock compensation expense increased for 2005 compared to 2004 due to the issuance of shares in satisfaction of outstanding warrants and other obligations valued at $114,400, and stock grants to directors valued at $180,000. The fair value of the GRC shares received in satisfaction of a management fee of $320,000 was determined to have a fair value of $151,040 as determined by an independent third party, leading to a realization reserve expense of $168,960.

Accretion of asset retirement obligation by the Company subsequent to the withdrawal by BacTech was $110,243 while prior to that date in 2005 and for all of 2004, BacTech, as manager, recognized the expense.

Also in 2005, we reported our share of losses from our investment in equity securities of GRC of $58,888 under equity accounting, as we determined that the shares of GRC acquired in 2005 had a determinable value. In 2004, under equity accounting, we did not record our share of GRC's operating losses, since such recognition would reduce our zero basis investment below zero. As noted above, we disposed of all of the GRC stock effective July 28, 2005.

These facts, among others, contributed to a substantial increase in the Company's costs and expenses for 2005 compared to 2004.

With the assumption by the Company of control and responsibility for the Tonkin Springs property, an evaluation of reclamation and remediation issues at the property was made and commitments to perform certain of these tasks during 2006 were made. These 2006 plans were included in an evaluation for accounting purposes of the asset retirement obligation of the Company which resulted in a $942,924 increase to the asset retirement obligation and a corresponding balance sheet asset entitled "Long-lived asset-asset retirement."

Year Ended December 31, 2004 compared to 2003:

General. For the year ended December 31, 2004, the Company recorded a net loss of $(793,801), or $(.04) per share, compared to a net loss for 2003 of $(622,738) or $(.04) per share. During 2003, the Company recorded a cumulative-effect gain on implementation of SFAS 143 of $404,000, or $0.02 per share as discussed further below, while no similar item was recorded during 2004. Without the effect of the accounting change, our loss in 2003 would have been $(1,026,738).

Revenue. Imputed interest income related to the BacTech purchase price, representing our only revenue for 2004, was $38,750 compared to $30,219 for 2003. In 2003, the Company also recognized a gain of $601,924 on the sale to BacTech reflecting the $1,678,506 net present value of the $1,750,000 purchase price payment schedule, at an imputed rate of interest of 6% per annum, reduced by the Company’s basis of $1,076,582 in the 55% interest in TSLLC sold to BacTech. We also reported a minor amount of revenue from the sale of other assets during 2003. Overall, our revenue dropped significantly in 2004.

Expenses. Overall, our expenses were reduced 50% from 2003 to 2004, as responsibility for the holding costs at Tonkin Springs were transferred to BacTech and we reduced our compensation expense significantly. However, general and administrative expense increased $290,092 in 2004 to $782,968, primarily reflecting $258,613 of 2003 general and administrative expense being allocated in that year to “Property holding costs” while no similar allocation was made in 2004, and an increase of $21,000 in directors fees in 2004 reflecting additional directors. Total property holding costs for the Tonkin Springs property were $443,218 during 2003, through July 31, 2003 when BacTech assumed responsibilities for funding TSLLC. Stock compensation expense of $43,229 was recognized in 2004 related to value assigned to warrants and exercise of warrants at a reduced price while $290,000 was recognized in 2003 related to the sale of 1,000,000 shares of Common Stock to its largest shareholder at a price below the market price of the shares on the date of the transaction. Also in 2003, the Company took an expense charge as a realization reserve for the full value ($363,165) of shares of its common stock issued in exchange for 675,676 shares of stock of GRC as a result of an exchange of stock with RMB International (Dublin) Ltd. In 2003, accretion of asset retirement obligation under SFAS 143 totaled $56,583 while no similar expense was recognized in 2004 since the Company reflected its ownership interest in TSLLC as an investment subsequent to the July 31, 2003 sale of 55% interest to BacTech. Depreciation expense decreased during 2004 to $4,878 compared to $15,404 for 2003 primarily reflecting fully depreciated assets.

The implementation of SFAS 143 effective January 1, 2003 resulted in a cumulative effect gain on implementation of SFAS 143 of $404,000 related to the reversal of reclamation obligation expense in prior years for the Tonkin Springs project reduced by amortization capitalized costs related to SFAS 143 computed asset retirement reflecting prior years’ gold production. The gain on implementation of SFAS 143 and the accretion of asset retirement obligation had no impact on the Consolidated Statement of Cash Flows for 2003.

GRC’s net comprehensive loss for the year ended December 31, 2004 and 2003 was $(853,666) and $(496,017), respectively, of which the Company’s share would be approximately $(292,701) and $(199,994), respectively. Under equity accounting, the Company did not record its share of GRC's operating losses since such recognition would reduce its zero basis investment in GRC to below zero.

Critical Accounting Policies

We believe the following critical accounting policies are used in the preparation of our consolidated financial statements.

Exploration and Development Costs. Costs of acquiring mining properties and any exploration and development costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Property Retirement Obligation. The Company implemented SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Ongoing environmental and reclamation expenditures are credited to the asset retirement obligation as incurred to the extent they relate to asset retirement obligation and to expense to the extent they do not so apply.

Use of Estimates. The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) which provides guidance regarding the interaction of SFAS 123(R) and certain SEC rules and regulations. The new guidance includes the SEC's view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123(R)'s implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations" which clarifies that the term "conditional asset retirement obligation" as used in SFAS 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company does not believe that FIN 47 will have a material impact on its financial position or results from operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from                to

U.S. GOLD CORPORATION
(Exact name of small business issuer as specified in its charter)

Colorado	001-33190	84-0796160
(State or other jurisdiction of	(Commission File	(I.R.S. Employer
incorporation or organization)	Number)	Identification No.)

2201 Kipling Street, Suite 100, Lakewood, Colorado 80215-1545
(Address of principal executive offices) (Zip code)

Registrant’s telephone number including area code: (303) 238-1438

N/A
(Former fiscal year, if changed since last report)

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has
been subject to such filing requirements for the past 90 days. Yes [X] No [   ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [X]

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:
49,996,755 shares outstanding as of November 13, 2006.

Transitional Small Business Disclosure Format: Yes [   ] No [X]

U.S. GOLD CORPORATION

Explanatory Note : This amendment to Form 10-QSB is being filed to include restated financial statements for the three and nine month periods ended September 30, 2006. The restatement is being made to reverse the amortization of deferred offering costs during these periods. Except to the extent relating to the restatement of our financial statements, the financial statements and other disclosures in this Form 10-QSB do not reflect any events that have occurred after this Form 10-Q was initially filed on November 14, 2006. This amendment contains the entire report as amended and restated.

U.S. GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2006
(Unaudited and restated)

ASSETS
Current assets:
Cash and cash equivalents	$60,641,189
Interest receivable	51,369
Prepaid expenses	52,359
Total current assets	60,744,917

Property and equipment, net	592,690
Restrictive time deposits for reclamation bonding	3,102,696

Other assets:
Inactive milling equipment	777,819
Long-lived asset-asset retirement	2,231,036
Other assets	2,125
Total other assets	3,010,980
TOTAL ASSETS	$67,451,283

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$3,850,333
Installment purchase contracts	24,177
Retirement obligation (reclamation activities)	360,054
Total current liabilities	4,234,564

Installment purchase contracts, long-term	9,260
Retirement obligation	2,769,673
Other permit obligations	72,511
Total liabilities	7,086,008

Shareholders’ equity:
Common stock, no par value, 250,000,000 shares authorized; 49,996,755 shares issued and
outstanding	162,620,797
Accumulated (deficit)	(102,255,522)
Total shareholders’ equity	60,365,275
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$67,451,283

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited and restated)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(Restated)		(Restated)
REVENUE:
Revenue	$—	$—	$—	$—
Total revenue	—	—	—	—

COSTS AND EXPENSES:
General and administrative	1,302,500	2,008,726	2,751,570	2,456,667
Proposed acquisitions	963,812	—	4,348,190	—
Property holding costs	844,635	367,269	1,626,488	438,511
Exploration costs	3,374,671	—	4,375,095	—
Stock option expense	304,857	—	840,857	—
Write-off of purchase price receivable	—	—	—	182,748
Equity share of GRC loss	—	—	—	58,888
Realization reserve-GRC stock	—	—	—	168,960
Interest	2,439	625	5,880	2,961
Accretion of asset retirement obligation	70,062	47,387	206,051	62,856
Change in value of derivatives	(7,346,580)	—	51,680,304	—
Depreciation	22,418	1,914	35,012	11,565
Total costs and expenses	(461,186)	2,425,921	65,869,447	3,383,156

Operating income (loss)	461,186	(2,425,921)	(65,869,447)	(3,383,156)

OTHER INCOME (EXPENSES):
Earnest money payment	—	—	—	200,000
Interest income	1,395,647	8,971	1,884,025	17,155
Management fee	—	—	—	330,000
Realized gain from GRC shares	—	520,428	—	520,428
Loss on sale of assets	—	(17,948)	—	(29,982)
Total other income	1,395,647	511,451	1,884,025	1,037,601

Income (loss) before income taxes	1,856,833	(1,914,470)	(63,985,422)	(2,345,555)
Provision for income taxes	—	—	—	—
Net income (loss)	$1,856,833	$(1,914,470)	$(63,985,422)	$(2,345,555)

Basic and diluted per share data:

Net income (loss):
Basic	$0.04	$(0.07)	$(1.76)	$(0.10)
Diluted	$0.03	$(0.07)	$(1.76)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(Unaudited and restated)

	2006	2005
	(Restated)
Cash flows from operating activities:
Cash paid to suppliers and employees	$(10,377,078)	$(1,987,788)
Interest received	1,858,323	2,371
Interest paid	(5,880)	(2,961)
Income taxes paid	—	—
Cash (used in) operating activities	(8,524,635)	(1,988,378)

Cash flows from investing activities:
Ernest money payment	—	200,000
Capital expenditures	(577,505)	—
Increase to bonding securing reclamation	(150,000)	(1,118,733)
BacTech Nevada purchase price payments	—	185,776
Cash (used in) investing activities	(727,505)	(732,957)

Cash flows from financing activities:
Sale of subscription receipts for cash, net of issuance costs	69,295,760	—
Sale of stock for cash	—	4,000,000
Sale of assets for cash	—	10,000
Purchase of treasury stock	—	(80)
Payments on installment purchase contracts	(79,949)	(13,050)
Cash provided by financing activities	69,215,811	3,996,870

Increase in cash and cash equivalents	59,963,671	1,275,535
Cash and cash equivalents, beginning of period	677,518	74,988
Cash and cash equivalents, end of period	$60,641,189	$1,350,523

Reconciliation of net (loss) to cash (used in) operating activities:
Net (loss)	$(63,985,422)	$(2,345,555)
Forfeited earnest monies	—	(200,000)
Items not requiring (providing) cash:
Write-off of BacTech purchase price receivable	—	182,748
Management fee paid with GRC shares	—	(320,000)
Realized gain from GRC shares	—	(520,428)
Equity share of GRC loss	—	58,888
Loss on sale of assets	—	29,982
Change in interest receivable	(25,702)	(14,784)
Non-cash portion of termination payments	—	423,824
Stock option expense	840,857	294,400
Realization reserve-GRC stock	—	168,960
Accretion of asset retirement obligation	206,051	62,856
Change in value of derivative	51,680,304	—
Depreciation and amortization	35,012	11,565
Decrease in other assets related to operations	59,246	1,308
Increase in liabilities related to operations	2,665,019	177,858

Cash (used in) operating activities	$(8,524,635)	$(1,988,378)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006
(Unaudited)

1.           Summary of Significant Accounting Policies

Basis of Presentation. The interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

Certain reclassifications have been made in the financial statements at September 30, 2005, and for the three and nine month periods then-ended, to conform to the financial statement presentation for the periods ended September 30, 2006. The changes had no effect on Net (loss) for the three or nine months ended September 30, 2005.

Effective with the withdrawal of a subsidiary of BacTech Mining Corporation (“BacTech”) from Tonkin Springs LLC (“TSLLC”) effective May 12, 2005, the Company consolidated the accounts of TSLLC in its consolidated financial statements while prior to that date the Company reflected its minority interest in TSLLC under the equity method of accounting.

These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the information contained therein. However, the results of operations for the interim periods may not be indicative of results to be expected for the full fiscal year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto included in the Company’s Form 10-KSB/A, for the year ended December 31, 2005.

Estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management routinely makes estimates and judgments about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of derivative instruments, and the amortization of discounts on convertible securities arising from warrants and bifurcated derivative instruments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.

Critical accounting policies are those where the Company has made the most difficult, subjective or complex judgments in making estimates, and/or where these estimates can significantly impact the financial results under different assumptions and conditions. One such critical accounting policy relates to Derivative Financial Instruments.

Derivative Financial Instruments. In connection with the sale of debt or equity instruments, the Company may sell warrants to purchase common stock. In certain circumstances, these warrants may be classified as derivative liabilities, rather than as equity. Additionally, debt or equity instruments may contain embedded derivative instruments, such as conversion options, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative liability.

The Company reviews the terms of convertible debt, if any, and equity instruments, such as the subscription receipts sold in February 2006 (“Subscription Receipts”), to determine whether there are embedded derivative financial instruments, including the embedded conversion rights, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative financial instrument, including the conversion right, that is required to be bifurcated, the bifurcated derivative financial instruments are accounted for as a single, compound derivative financial instrument.

In connection with the sale of Subscriptions Receipts (see Note 5) in 2006, the Company issued freestanding warrants (“Warrants”) and a right to receive shares of common stock (the embedded conversion feature). Although the terms of the Warrants or issuance of common stock does not provide for net-cash settlement, in certain circumstances, physical or net-share settlement is deemed to be outside the control of the Company and, accordingly, the Company was required to account for these freestanding Warrants as derivative liabilities, rather than as equity. In these cases, the Company deducts the fair value of the derivative financial instrument from the proceeds of sales of the equity instrument. Effective July 24, 2006, the Company entered into agreements that modified the terms of the indentures executed in connection with the Subscription Receipts which amendments terminated the requirements for derivative accounting and the balance of derivative liability was reclassified and transferred to common stock within shareholders’ equity.

The identification of, and accounting for, derivative financial instruments is extremely complex. Derivative financial instruments are initially measured at their fair value. The Company’s derivative liabilities are re-valued at each reporting date, with changes in the estimated fair value reported as charges or credits to income, in the period in which the changes occur. For warrants and bifurcated conversion options that are accounted for as derivative liabilities, the Company determines the fair value of these instruments using the Cox-Rabb-Rubinstein binomial option pricing model. That model requires assumptions related to the remaining term of the instruments and risk-free rates of return, the Company’s current common stock price and expected dividend yield, and the expected volatility of its common stock price over the life of the warrant based upon certain historical measurements. The identification of, and accounting for, derivative financial instruments and the assumptions used to value them can significantly affect the Company’s financial statements.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. The Company does do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

Per Share Amounts. SFAS 128, “Earnings Per Share,” provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (42,472,579 and 36,366,608, respectively, for the three and nine month periods ended September 30, 2006, and 29,444,834 and 23,495,593, respectively for the three and nine month periods ended September 30, 2005). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. For the three months ended September 30, 2006, fully diluted shares total 61,281,755. For the nine months ended September 30, 2006 and the three and nine months ended September 30, 2005, subscription receipts, brokers options, warrants and stock options are not considered in the computation of diluted earnings per share as their inclusion would be antidilutive.

Stock Option Plans. Effective January 1, 2006, the Company implemented SFAS 123, “Accounting for Stock-Based Compensation,” requiring the Company to provide compensation costs for the Company’s stock option plans determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

Prior to January 1, 2006, the Company applied APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost was recognized for stock options issued to employees as the exercise price of the Company’s stock options granted equaled or exceeded the market price of the underlying common stock on the date of grant.

Fair Value of Financial Instruments. SFAS 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2006.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, interest receivable, restrictive time deposits, accounts payable and installment purchase contracts. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand. The carrying value of the Company’s long-term purchase contracts approximates fair values of similar debt instruments.

Conditional Asset Retirement Obligations. The Company implemented FIN 47, “Accounting for Conditional Asset Retirement Obligations,” effective January 1, 2006, which clarifies that the term ‘conditional asset retirement obligation’ as used in SFAS 143 “Accounting for Asset Retirement Obligations,” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Adoption of FIN 47 did not have a material impact on the Company’s financial position or results of operations.

2.           Tonkin Springs Project

The Company owns 100% of Tonkin Springs LLC, a Delaware limited liability company (“TSLLC”) which, in turn, owns the Tonkin Springs gold property located in Eureka County, Nevada. Effective May 12, 2005, BacTech withdrew from TSLLC and its 55% interest reverted back to the Company, following which the Company owned 100% of TSLLC. The Company then assumed responsibilities for management and funding for the project.

In 2006 the Company commenced an extensive multi-year, property-wide, integrated exploration program at the Tonkin Springs property, focusing on evaluation of the structural and stratigraphic setting of the project. The Company’s objectives are to expand the known mineralization and to discover new mineralization in areas previously untested, targeting deeper mineralization. This multi-year program contemplates completing approximately 400,000 feet of drilling at a total program cost of approximately $25 to $30 million. Of that amount, the Company anticipates spending approximately $10 million in 2006, conditional upon continuing receipt of necessary regulatory agency permits and the availability of drill rigs and personnel. The Company has spent approximately $4,375,095 in exploration and related expenditures during the nine months ended September 30, 2006.

The Company is responsible for reclamation of certain past and future disturbances at the Tonkin Springs property. The Company maintains required bonding and at September 30, 2006 has cash bonding in place of $3,102,696 including bonding of approximately $150,000 related to the 2006 initial exploration program. The Company completed an updated reclamation cost estimate in September 2006 which was submitted for review to the Bureau of Land Management (BLM). The new estimate represents reclamation costs for bonding purposes and totals $2,774,806. This estimate is exclusive of (i) remaining 2006 reclamation program which is estimated at approximately $280,550, (ii) $150,000 exploration reclamation bonding for the current year exploration program and (iii) reclamation bonding for the pending property-wide exploration permit of $376,000 anticipated to be required during the first quarter of 2007. Reclamation activities are currently projected to be incurred primarily through 2013. Reclamation expenditures for 2006 are projected at approximately $1,369,706 of which $1,089,156 have been incurred through September 30, 2006 and approximately $280,550 are expected to be spent in the fourth quarter of 2006.

Related to its obligations, the Company follows SFAS 143 “Accounting for Asset Retirement Obligations.” The following is a reconciliation of the aggregate of projected asset retirement obligation for financial reporting since January 1, 2006:

Asset retirement and reclamation liability-January 1, 2006	$2,724,721
Retirement expenditures during nine months ended September 30, 2006	(1,089,156)
Increase (decrease) in liability related to 2006 updated estimate and new activity including property
wide exploration	1,288,111
Accretion of liability at 8.72% annual rate	206,051
Asset retirement and reclamation liability-September 30, 2006	$3,129,727

It is anticipated that the capitalized asset retirement costs will be charged to expense based on the units of production method commencing with gold production at Tonkin Springs, if any. There was no projected adjustment during 2006 for amortization expense of capitalized asset retirement cost required under SFAS 143 since the Tonkin Springs property was not in operation. Actual asset retirement and reclamation, generally, will be commenced upon the completion of operations at the property.

3.           Property and Equipment

At September 30, 2006, property and equipment consisted of the following:

Office furniture and equipment	$111,341
Trucks and trailers	504,962
Other equipment	44,873
Subtotal	661,176
Less: accumulated depreciation	(68,486)
Total	$592,690

4.      Potential Acquisitions

On March 5, 2006, the Company announced its intention to acquire four Canadian companies with properties in the Battle Mountain-Eureka Trend in Nevada. These companies, White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited (collectively, the “Target Companies”), have mineral properties that are adjacent to or near the Company’s Tonkin Springs property. The Company’s intention is to acquire all of the shares of each of the Target Companies in exchange for the issuance of shares of its common stock as follows:

  0.35 of a share of Company common stock for each outstanding share of White Knight;

  0.23 of a share of Company common stock for each outstanding share of Nevada Pacific Gold;

  0.63 of a share of Company common stock for each outstanding share of Coral Gold; and

  0.26 of a share of Company common stock for each outstanding share of Tone Resources.

On May 1, 2006, the Company commenced an offer to the shareholders of White Knight for all the common shares of that company, which offer was subsequently terminated on June 5, 2006 in view of regulatory requirements. On October 26, 2006, the Company filed a registration statement with the SEC in anticipation of recommencing its offer to purchase all of the shares of White Knight at the rate of 0.35 of an exchangeable share of the Company’s Canadian acquisition subsidiary (“Canadian Exchange Co.”) for each share of White Knight.

On October 30, 2006, the Company filed registration statements in anticipation of commencing an offer for the common shares of Nevada Pacific and Tone Resources, and on November 13, 2006, the Company filed a registration statement in anticipation of commencing an offer for the common shares of Coral Gold.

If commenced, any of the offers will be subject to numerous conditions, including but not limited to (i) the tender of a minimum number of common shares; (ii) approval for listing of the Company’s common stock on the AMEX; (iii) receipt of the necessary regulatory approvals from the United States and Canadian securities agencies, as well as any other approvals, consents, clearances or waivers required by other governmental or regulatory agencies; and (iv) approval from the Company’s shareholders for actions necessary to consummate the transaction.

If all of these acquisitions are completed on the previously announced terms, the Company would issue up to approximately 46.5 million shares of Canadian Exchange Co. (or 54.4 million shares if the Target Companies’ currently outstanding options and warrants are exercised), which shares are exchangeable for shares of the Company’s common stock on a one-to-one basis. This would represent 48% of the Company’s common stock outstanding after all of the transactions (52% if the Target Companies’ outstanding options and warrants are exercised). As a result of these transactions, the Company may experience a change in control upon issuance of the shares, although it appears unlikely that will be the case due to Mr. McEwen’s ownership in the Target Companies.

The Company is unable to predict when, if ever, such offers will be made or whether any of these proposed acquisition transactions will be completed.

The Company has incurred significant fees and expenses in connection with the proposed acquisitions, including investment banking, printing, legal and accounting fees, and expects to incur additional fees and expenses in the future. In addition to the fees and expenses of its own advisors, the Company is required to pay certain fees and expenses incurred by the Target Companies under provisions of applicable law. Through September 30, 2006, the Company has incurred approximately $4,348,190 in costs connected with the proposed acquisitions. The total estimated amount of these fees and expenses is presently $6.5 million, although that estimate is subject to change. A significant amount of the estimated fees and expenses will be incurred whether or not one or more of the proposed acquisitions is successful.

5.      Financing and Derivative Liabilities

On February 22, 2006, the Company completed a private placement of 16,700,000 subscription receipts (“Subscription Receipts”) at $4.50 per Subscription Receipt, from which the Company received $75,150,000 in gross proceeds (the “Private Placement”). Of that total, $34,940,510 (net of issuance costs) were immediately received by the Company with the balance of $34,355,250, also net of issuance costs, received by the Company August 10, 2006 with release of escrowed funds for a total of $69,295,760 in net proceeds. Effective August 10, 2006, each Subscription Receipt was converted, for no additional payment, into one share of the Company’s common stock and one-half of one common stock purchase warrant (“Warrant”). Each whole Warrant is exercisable until February 22, 2011 to acquire one additional share of common stock at an exercise price of $10.00.

Under applicable accounting rules, the Company accounted for the sale of the Subscription Receipts using derivative instrument accounting. The derivative accounting was required by certain provisions in the financing documents relating to the offering of the Subscription Receipts which provided for adjustments in the amount of common stock which could be issued upon conversion of the derivative instruments in certain events, as described in Emerging Issue Task Force (EITF) 00-19. Under the relevant provisions in such documents as originally constituted, if the Company issued rights, options or warrants to subscribe for or purchase common stock at a price per share which was less than 95% of the then current market price, the amount of common stock issuable upon conversion of the Subscription Receipts would be adjusted upward under a formula. Further, since the Company has a maximum number of authorized common shares and theoretically might not have sufficient common stock available to satisfy such adjustments, the Company could be forced to settle such adjustments in cash. This possibility, even though extremely remote, required derivative instrument accounting.

In connection with the sale of Subscriptions Receipts, the Company issued freestanding Warrants and a right to receive common stock (the embedded conversion feature). Although the terms of the Warrants or Subscription Receipts do not provide for net-cash settlement, in certain circumstances, physical or net-share settlement is deemed to be outside the Company’s control and, accordingly, the Company accounted for these freestanding Warrants and the embedded conversion feature as derivative financial instrument liabilities, rather than as equity.

When derivative accounting is required, the Company deducts the fair value of the derivative instrument from the proceeds of sales of the equity instrument. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. The Company uses the Cox-Rabb-Rubinstein binomial option pricing model to value the Warrants and the embedded conversion right components of any bifurcated embedded derivative instruments that are recorded as derivative liabilities.

On July 24, 2006, the Company entered into agreements that modified the terms of the indentures executed in connection with the Private Placement. The execution of the Supplemental Indentures terminates derivative financial instrument accounting treatment for the Warrants and the Subscription Receipts effective July 24, 2006, and the derivative liability balance determined at that date was reclassified into common stock within shareholders’ equity.

In valuing the Warrants and the embedded conversion right components at the time they were issued and to the date of termination of required derivative accounting, July 24, 2006, the Company used the market price of our common stock on the date of valuation, an expected dividend yield of 0%, the remaining period to the expiration date of the Warrants, and an expected volatility of our common stock over the remaining life of the Warrants of 102%. The risk-free rates of return used at February 22, 2006, and July 24, 2006, applicable to the Warrants were 4.57% and 4.99%, respectively, based on constant maturity rates published by the U.S. Federal Reserve.

Derivative Instrument Liability Analysis. At the date of termination of requirements for derivative accounting, July 24, 2006, the following derivative liabilities related to the Warrants and the embedded derivative instruments were reclassified into common stock:

			Exercise		Value —
			Price Per	Value — Issue	July 24,
Issue Date	Expiry Date		Share	Date	2006

Fair value of freestanding derivative instrument liability for warrants

2-22-2006	2-22-2011	4,175,000 warrants	$10.00	$13,918,112	$23,708,440

Fair value of bifurcated embedded derivative instrument liability associated with Subscription Receipts offering

2-22-2006	N/A	8,350,000 shares of underlying
		Common Stock	N/A	40,915,000	65,547,501
	Balance reclassified to common stock with termination of accounting treatment				$89,255,941

6.      Termination and Other Agreements

Effective July 28, 2005, and in consideration of prior uncompensated services and termination of outstanding stock options, the Company consummated agreements with each of its then existing executive officers pursuant to which their employment contracts with the Company were terminated resulting in expense of $1,423,824.

In July 2005, the Company issued an aggregate of 450,000 shares of its common stock to its then existing four independent members of the Board of Directors resulting in Stock compensation expense of $238,000.

7.      Gold Resource Corporation

Effective July 28, 2005, and related to termination agreements noted in Note 6, the Company disposed of all of its shares of the common stock of GRC, a private Colorado corporation. The Company’s share of GRC’s net loss for 2005 prior to the disposition of its interest in GRC was $(58,888).

GRC owed the Company $330,000 under a 2002 management contract that expired by its term December 31, 2002, which amount had not been previously recognized as a receivable or as revenue by the Company until the amount was realized. In June 2005, GRC paid $10,000 of the amount in cash and issued to the Company 1,280,000 shares of GRC stock with an agreed upon value of $0.25 per share in full satisfaction of its obligations under the 2002 management contract. Since the shares of GRC were not publicly traded at that time, the 1,280,000 shares of GRC received in satisfaction of the 2002 management contract were determined by third party evaluation to have a fair value of $151,040 and the Company recorded a reserve for realization of $168,960 related to the value of the 1,280,000 shares.

8.      Shareholders’ Equity

Release of Funds from Escrow. On August 4, 2006, the Company and the agent who acted in the Private Placement notified the Indenture Trustee that the release conditions contained in the Subscription Receipt Indenture dated February 22, 2006 had been satisfied or waived. As a result, 16,700,000 shares of common stock and 8,350,000 Warrants were issued effective August 10, 2006 and the proceeds of escrow, excluding accrued interest, were released to the Company and the agent with the Company receiving $34,940,510 in net proceeds after commissions and other costs. With the initial proceeds received in the February 22, 2006 sale of Subscription Receipts of $34,355,250 plus $34,940,510 from escrow totals $69,295,760 in net proceeds from the sale.

Stock Options. Effective January 1, 2006, the Company implemented SFAS 123, “Accounting for Stock-Based Compensation,” which requires the Company to expense as compensation the value of grants and options under the Company’s stock option plan as determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. Related to this implementation, the Company recorded an increase in Common Stock of $337,476 and a corresponding charge to Accumulated (deficit) to reflect the prior year’s effect of this implementation, and during the three and nine months ended September 30, 2006, expensed $304,857 and $840,857 of similar costs related to the service period. At September 30, 2006, there remains $1,458,852 of future expense related to existing stock option grants which will be expensed $314,749 during the remainder of 2006, $670,017 during 2007, $370,696 during 2008 and $103,390 in 2009.

9.      Related Party Transactions

Robert McEwen, the Company’s Chief Executive Officer, participated in the private placement completed on February 22, 2006, (see Note 5), purchasing 670,000 Subscription Receipts on the same terms and conditions as the other purchasers.

Effective June 1, 2006, the Company entered into a management services agreement (“Services Agreement”) with 2083089 Ontario Inc. (“208”) pursuant to which 208 agreed to provide the Company with services including public and investor relations, market analysis and research, property evaluation, sales and marketing and other administrative support during the term of the Services Agreement. The Services Agreement extends until December 31, 2006, and provides for total payments of $540,400 in seven equal monthly installments beginning with the execution of the Services Agreement and continuing each month thereafter, plus additional amounts incurred by 208 at its actual cost and subject to approval of the independent members of the Company’s Board of Directors. A company owned by Robert McEwen is the owner of 208, and Mr.

McEwen is the chief executive officer and sole director of 208. During the three and nine months ended September 30, 2006, the Company paid 208 $311,539 and $388,739, respectively, under the Services Agreement.

The Company occasionally charters the use of aircraft in support of its business activities through charter aircraft services which in turn leases an airplane from the Company’s chief executive officer. During the three and nine month periods ended September 30, 2006, the Company paid or accrued $42,561 and $73,930, respectively, related to Company use of charter aircraft though these charter services. The independent members of the Board of Directors reviewed and approved these expenditures.

10.      Restatement

The consolidated unaudited statements of operations for the three and nine months ended September 30, 2006, have been restated to reverse the amortization expense related to offering costs related to the financing completed February 22, 2006 (see Note 5). Related to the same issue, the consolidated unaudited balance sheet at September 30, 2006 has been restated to reverse the expense associated the the amortization expense related to the offering costs and the resultant change to capital stock since the adjusted offering costs were reclassified to capital stock. The Company initially amortized the offering costs until the subscription receipts were converted into common stock and warrants, effective August 10, 2005, when the balance of offering costs were charged against the gross proceeds of the offering. As specific costs directly attributable to a proposed or actual offering of securities are to be deferred and charged against the gross proceeds of the offering, the total of offering costs should have been deferred without amotization and charged to capital stock with the conversion of the subscription receipts. These restatements had the impact of increasing the net income for the three months ended September 30, 2006 by $57,123 and reducing the net loss for the nine months ended September 30, 2006 by $285,189.

The following table of summarized unaudited consolidated balance sheet of the Company as of September 30, 2006 and summarized unaudited consolidated statements of operations for the three and nine months then ended, and reconciles the reported amounts to the restated amounts:

Summarized Consolidated Balance Sheet-
September 30, 2006, Unaudited	As Reported	Adjustments	As Restated
Common stock	$162,905,986	$(285,189)	$162,620,797
Accumulated (deficit)	(102,540,711)	285,189	(102,255,522)

Summarized Consolidated Statement of Operations-
Three months ended September 30, 2006, Unaudited	As Reported	Adjustments	As Restated
Amortization of offering costs	$57,123	$(57,123)	$—
Total costs and expenses	(404,063)	57,123	(461,186)
Income before income taxes	1,799,710	57,123	1,856,833
Net income	$1,799,710	$57,123	$1,856,833
Basic and diluted net income per share data:
Basic	$0.05	$(0.01)	$0.04
Diluted	$0.03	$(0.00)	$0.03
	(restated)

Summarized Consolidated Statement of Operations -
Nine months ended September 30, 2006, Unaudited	As Reported	Adjustments	As Restated
Amortization of offering costs	$285,189	$(285,189)	$—
Total costs and expenses	66,154,636	(285,189)	65,869,447
(Loss) before income taxes	(64,270,611)	285,189	(63,985,422)
Net (loss)	$(64,270,611)	$285,189	$(63,985,422)
Basic and diluted net (loss) per share data:
Basic	$(1.77)	$0.01	$(1.76)
Diluted	$(1.77)	$0.01	$(1.76)

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

The following discussion updates our plan of operation for the foreseeable future. It also analyzes our financial condition at September 30, 2006 and compares it to our financial condition at December 31, 2005. The discussion also summarizes the results of our operations for the three and nine month periods ended September 30, 2006 and compares those results to the three and nine month periods ended September 30, 2005. We suggest that you read this discussion in connection with the MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION contained in our annual report on Form 10-KSB/A for the year ended December 31, 2005.

We hold a 100% interest in the Tonkin Springs gold property in Eureka County, Nevada through Tonkin Springs LLC (“TSLLC”). Effective May 12, 2005, we assumed 100% ownership of and management responsibilities for TSLLC with the withdrawal of BacTech. Subsequent to the withdrawal of BacTech, we consolidate the assets, liabilities, and operating results of TSLLC in our financial statements. Therefore, the results of operations for 2006 include the activity of TSLLC and the Tonkin Springs property, while prior to May 12, 2005, our results of operations exclude such activity. In July 2005, we disposed of our interest in Gold Resource Corporation (GRC), terminating our interest in a mining prospect located in Oaxaca, Mexico.

On February 22, 2006, we completed a private placement of 16,700,000 subscription receipts (“Subscription Receipts”) at $4.50 per Subscription Receipt, from which we received $75,150,000 in gross proceeds (“Private Placement”). On August 10, 2006, each Subscription Receipt was converted, for no additional consideration, into one share of our common stock and one-half of one common stock purchase warrant (“Warrant”). Each whole Warrant is exercisable until February 22, 2011 to acquire one additional share of our common stock at an exercise price of $10.00.

In connection with the Private Placement, we issued compensation options entitling the broker-dealer which acted as our placement agent (“Agent”) to acquire, for no additional consideration, broker warrants to acquire up to 1,002,000 units at an exercise price of $4.50 per unit until August 22, 2007. Each unit consists of one share of our common stock and one-half of one Warrant. These compensation options were converted into broker warrants contemporaneously with the conversion of the Subscription Receipts on August 10, 2006.

On March 5, 2006, we announced our intention to acquire four Canadian companies with properties in the Battle Mountain-Eureka Trend in Nevada. These companies, White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited, (collectively, the “Target Companies”), have mineral properties that are adjacent to or near our Tonkin Springs property.

Our intention is to acquire all of the shares of each of the Target Companies in exchange for the issuance of shares of our common stock as follows:

  0.35 shares of our common stock for each outstanding share of White Knight;

  0.23 shares of our common stock for each outstanding share of Nevada Pacific Gold;

  0.63 shares of our common stock for each outstanding share of Coral Gold; and

  0.26 shares of our common stock for each outstanding share of Tone Resources

On May 1, 2006, we commenced an offer to the shareholders of White Knight for all the common shares of that company, which offer was subsequently terminated on June 5, 2006 in view of regulatory requirements. On October 26, 2006, we filed a registration statement with the SEC in anticipation of recommencing our offer to purchase all of the common shares of White Knight at the rate of 0.35 of an exchangeable share of our Canadian acquisition subsidiary (“Canadian Exchange Co.”) for each share of White Knight. On October 30, 2006, we filed registration statements in anticipation of commencing an offer for the common shares of Nevada Pacific and Tone Resources, and on November 13, 2006, we filed a registration statement in ancticipation of commencing an offer for the common shares of Coral Gold.

The Company has decided to pursue the proposed acquisitions for several reasons, including increasing property available for exploration, gaining access to technical data about the property and obtaining additional, qualified personnel. An increase in the property available for exploration, we believe, increases the likelihood of finding commercial amounts of gold and other precious metals. This belief is premised partly on the technical data and qualified personnel that we believe we will obtain if one or more of the acquisitions is successful. We also believe that it would be more efficient to operate all of the combined properties under a consolidated management team, with concurrent reductions in anticipated administrative expenses. We believe that pursuing the proposed acquisitions gives us an opportunity to pursue these objectives in a more efficient, cost effective manner than through other means such as individually-negotiated asset acquisitions.

If commenced, all of the offers will be subject to numerous conditions, including but not limited to (i) the tender of a minimum number of common shares; (ii) approval for listing of our common stock on the AMEX; (iii) receipt of the necessary regulatory approvals from the United States and Canadian securities agencies, as well as any other approvals, consents, clearances or waivers required by other governmental or regulatory agencies; and (iv) approval from our shareholders for actions necessary to consummate the transaction.

If all of these acquisitions are completed on the previously announced terms, we would issue up to approximately 46.5 million shares of Canadian Exchange Co. (or 54.4 million shares if the Target Companies’ currently outstanding options and warrants are exercised), which shares are exchangeable for shares of our common stock on a one-to-one basis. This would represent 48% of our common stock outstanding after all of the transactions are completed (52% if the Target Companies’ outstanding options and warrants are exercised). As a result of these transactions, we may experience a change in control upon issuance of the shares, although it appears unlikely that will be the case due to Mr. McEwen’s ownership in the Target Companies.

We are unable to predict when, if ever, such offers will be made or whether any of these proposed acquisition transactions will be completed.

Plan of Operation

Exploration. Our plan of operation for the remainder of 2006 is to continue an extensive exploration and evaluation program at the Tonkin Springs property that began in the spring of 2006. This program is budgeted for approximately $25 to $30 million, of which approximately $10 million is targeted to be spent in 2006. For the first nine months of 2006, we have incurred $4,375,095 in exploration costs, including drilling, geological and permitting efforts pursuant to that effort. The actual drilling at Tonkin Springs commenced in June 2006 and includes both core as well as rotary drilling. Approximately 30,000 feet of drilling has been completed through September 30, 2006, with an expanded program planned through the winter months. Based on drill rig availability and weather, we anticipate that the drilling program would continue uninterrupted through 2006, much of 2007 and possibly into 2008. At September 30, 2006 we have four drill rigs active at the property with additional drill rigs anticipated to be secured over the fall and winter. An expanded property-wide exploration permit has been submitted for review to the relevant managing agencies, and it is anticipated to be completed with agency input in the spring of 2007.

Property-wide exploration activities include remote sensing survey and analysis, data reviews, geologic mapping, resource modeling, geophysical surveys and modeling, re-logging of available drill core and rotary cuttings, and rock chips and soil sampling programs. Geophysical surveys includes gravity and IP surveys, and work continues across the property. Additional infill and expansion soil sampling is proceeding to gather additional geochemical data in areas where the previous sampling efforts have returned interesting data.

Partial closure work on previously mined areas commenced in 2006, and includes the stabilization of three areas, including the heap leach, water management features, and the TSP-1 pit. Consulting firms acting on our behalf are working with the Nevada Department of Environmental Protection (NDEP) and the Bureau of Land Management (BLM) regarding the closure plans. The Company has budgeted approximately $1,369,706 during 2006 for this effort of which $1,089,156 was incurred during the nine months ended September 30, 2006. Earthwork commenced late August 2006 related to these closure activities, which are expected to be substantially completed by the end of November 2006.

Proposed Acquisitions.

We expect to devote substantial efforts during the remainder of 2006 and into 2007 to the formal commencement and completion of the acquisitions of the Target Companies noted above. This process will involve significant executive time, considerable expenditures related to professional fees, and other related costs, and there can be no assurance that any of these acquisitions will be completed. If any of these acquisitions are successful, we plan to integrate the business plans, assets and the management of the Target Companies in an effort to rationalize and optimize the assets. The costs of integrating one or more of these businesses could be significant. We also hope to expand our exploration program in the future to include the property of any of the Target Companies that we successfully acquire. These efforts are not expected to directly impact our exploration and evaluation of the Tonkin Springs property in the near future.

Liquidity and Capital Resources

As of September 30, 2006, we had working capital of $56,510,353 comprised of current assets of $60,744,917 and current liabilities of $4,234,564. This represents a significant increase from the working capital deficit of $(1,002,461) at fiscal year end December 31, 2005, and primarily reflects the net proceeds of the Private Placement of $69,295,760.

Net cash used in operations for the nine months ended September 30, 2006 increased to $8,524,635 from $1,788,378 for the corresponding period in 2005. Cash paid to suppliers and employees during the 2006 period increased to $10,377,078 from $1,987,788 during the 2005 period, primarily reflecting increased payments to contractors in connection with exploration of the Tonkin Springs property, property holding costs and fees and expenses in connection with the proposed acquisitions. Interest received during the nine months ended September 30, 2006 increased to $1,858,323, primarily reflecting interest on funds from the Private Placement.

Our exploration program at Tonkin Springs as discussed above is budgeted for approximately $25 to $30 million over the next 2 to 3 years, for which we believe we have enough cash. In addition, we have incurred significant fees and expenses in connection with the proposed acquisitions, including investment banking, legal and accounting fees, and expect to incur additional fees and expenses in the future. In addition to the fees and expenses of our own advisors, we are required to pay certain fees and expenses incurred by the Target Companies under provisions of applicable law. The total amount of these fees and expenses is presently estimated at $6.5 million, although that estimate is subject to change. Through September 30, 2006, we have expended or accrued approximately $4.3 million of such costs. A significant amount of the estimated fees and expenses will be incurred whether or not one or more of the proposed offers is successful. If one, more, or all of the acquisitions is ultimately successful, costs of integrating any of those Targets Companies and to fund project holding and current exploration commitment costs are anticipated to be funded by us with potential offset from working capital of the Target Companies, if any, upon completion of the acquisition.

Our only source of capital at present is our working capital and possible exercise of outstanding Warrants, since we have no revenue. If necessary, we anticipate that we will be able to attract more equity funding if the acquisition of some or all of the Target Companies are successful.

Cash used in investing activities for the first nine months of 2006 was $727,505 compared to $732,957 of cash used in 2005, primarily reflecting capital expenditures in 2006 at Tonkin Springs while 2005 reflected the posting of $1,118,733 reclamation bonding offset in part by purchase price payments from BacTech offset in part by $200,000 in ernest money payment related to a proposed merger with another mining company, which did not materialize. Cash flows provided by financing activities in the first nine months of 2006 increased to $69,215,811 from $3,996,870 in 2005, primarily reflecting net proceeds from the Private Placement of $69,295,760, compared to 2005 which primarily reflected the $4,000,000 sale of stock to our largest shareholder.

Results of Operations

Nine months ended September 30, 2006. For the nine months ended September 30, 2006, we recorded a net loss of $(63,985,422), or $(1.76) per share, compared to a loss for the corresponding period of 2005 of $(2,345,555) or $(.10) per share. The substantial increase in net loss from the nine month period of 2005 to the comparable period of 2006 is attributable to Derivative Instrument expense (a non-cash expense) of $51,680,304, an increase in general and administrative expenses of $294,903, expenses of proposed acquisitions of $4,348,190, exploration expense of $4,375,095, property holding costs of $1,626,488, and stock option expense of $840,857, offset, in part, by 2005 expenses related to employment termination agreements of $1,423,824 and stock compensation expenses of $294,400.

In connection with the Private Placement, we determined that we were required to account for the issuance of the Subscription Receipts and Warrants using derivative instrument accounting. The Private Placement closed February 22, 2006 and resulted in a charge to expense related to the increase in liability associated with the estimated value of the derivatives instruments in the amount of $51,680,304 through July 24, 2006, the date derivative accounting was no longer required. This represented the net unrealized (non-cash) change in the fair value of our derivative instrument liabilities during the period through July 24, 2006 related to the Warrants and embedded derivatives in the Subscription Receipts that were bifurcated and accounted for separately. With the termination of derivative financial instruments accounting for the Warrants and the Subscription Receipts effective July 24, 2006, the derivative liability balance determined at that date of $89,255,941 was reclassified and transferred into common stock within shareholders’ equity. The Company believes that the derivative accounting expense was an unusual item which is not likely to occur in the foreseeable future.

General and administrative expense for the nine months ended September 30, 2006 increased $294,903 compared to the same period of 2005, primarily reflecting approximately $667,000 of higher legal fees related to increased corporate activities, approximately $655,000 in increased costs related to shareholder communications and investor relations programs, and approximately $510,000 in costs of the Toronto office with no comparable costs in 2005. In addition, in 2005, stock compensation expense of $294,400 and $1,423,824 of contract termination expense with current and former executive officers were recorded, with no comparable costs in 2005.

Costs related to the proposed acquisition of the four Target Companies totaled $4,348,190 for the nine months ended September 30, 2006 and include legal fees of approximately $2,688,600 with the balance in professional, consulting, printing and accounting fees. During the 2006 period, we did not incur any write-offs, as we did in 2005 when we wrote off the remaining purchase price from BacTech when that company withdrew from TSLLC.

During the nine months ended September 30, 2006, the holding costs of the Tonkin Springs property totaled $1,626,488, while during the corresponding period of 2005, only $438,511 of similar costs were incurred since BacTech was responsible for funding those costs until May 12, 2005. The 2006 costs included annual advance royalty payments of $241,150 with the remainder reflecting property holding costs related to higher levels of activities. We expended $4,375,095 in exploration costs at Tonkin Springs for the first nine months of 2006 in drilling and other work at the property. Accretion costs of the retirement obligation at Tonkin Springs for the 2006 period totaled $206,051 while in the corresponding period of 2005, $62,856 was recorded subsequent to the BacTech withdrawal.

The GRC shares received in satisfaction of a management fee of $320,000 were determined by an independent third party to have a fair value of $151,040, leading to a realization reserve expense of $168,960.

Stock option expense of $840,857 was recognized during the nine months ended September 30, 2006 since we adopted the expense procedures under SFAS 123 effective January 1, 2006. This pronouncement requires that the Company expense the fair value of the options during the applicable accounting period. No comparable expense was recognized in the corresponding nine month period of 2005.

Interest income for the nine months ended September 30, 2006, our only source of other income, was $1,884,025, reflecting earnings on the proceeds from the Private Placement as well as interest on restricted time deposits for reclamation bonding.

As noted, in connection with the acquisition efforts related to the Target Companies, we anticipate substantial additional costs will be incurred during the remainder of 2006 and in 2007 covering our own legal and accounting efforts, investment banking fees and the costs of Target Companies’ accounting and valuation fees and expenses for which we are required to pay, whether the acquisitions are successful or not.

Three months ended September 30, 2006. For the three months ended September 30, 2006, we recorded net income of $1,856,833, or $0.04 per share, compared to a net loss for the corresponding period of 2005 of $(1,914,470) or $(.07) per share. The substantial improvement in operating results for the three months ended September 30, 2006 from the comparable period of 2005 is attributable to $7,346,580 positive change in value of Derivative Instrument liability, and by a decrease of $706,226 in general and administrative expenses, offset by $963,812 of costs related to the proposed acquisitions, $3,374,671 of exploration expense, $477,366 in property holding costs and $304,857 in stock option expense. General and administrative expense for the 2005 period included $1,423,824 in severance payments and $238,000 of stock compensation expense with no similar costs in 2006.

Forward-Looking Statements

This Form 10-QSB contains or incorporates by reference “forward-looking statements,” as that term is used in federal securities laws, about our financial condition, results of operations and business. These statements include, among others:

•           statements concerning the benefits that we expect will result from our business activities and exploration activities that we contemplate or have completed, such as increased revenues; and

•             statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These statements may be made expressly in this document or may be incorporated by reference to other documents that we will file with the SEC. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions used in this report or incorporated by reference in this report.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied in those statements. Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied. We caution you not to put undue reliance on these statements, which speak only as of the date of this report. Further, the information contained in this document or incorporated herein by reference is a statement of our present intention and is based on present facts and assumptions, and may change at any time and without notice, based on changes in such facts or assumptions.

Risk Factors Impacting Forward-Looking Statements

The important factors that could prevent us from achieving our stated goals and objectives include, but are not limited to, those set forth in our other reports filed with the SEC and the following:

  The worldwide economic situation;

  Any change in interest rates or inflation;

  The willingness and ability of third parties to honor their contractual commitments;

  Our ability to raise additional capital, as it may be affected by current conditions in the stock market and competition in the gold mining industry for risk capital;

  Our costs of production;

  Environmental and other regulations, as the same presently exist and may hereafter be amended;

  Our ability to identify, finance and integrate other acquisitions; and

  Volatility of our stock price.

We undertake no responsibility or obligation to update publicly these forward-looking statements, but may do so in the future in written or oral statements. Investors should take note of any future statements made by or on our behalf.

Item 3. Controls and Procedures

     (a) We maintain a system of controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit to under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of September 30, 2006, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures.

Based on that evaluation, the Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective.

     (b) Changes in Internal Controls. There were no changes in our internal control over financial reporting during the quarter ended September 30, 2006, that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

PART II

Item 6. Exhibits.

a. Exhibits

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Robert R. McEwen.

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for William F. Pass.

32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Robert R. McEwen and William F. Pass.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act of 1934, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GOLD CORPORATION

/s/ Robert R. McEwen
Dated: January 23, 2007	By: Robert R. McEwen, Chairman of the Board
and Chief Executive Officer

/s/ William F. Pass
Dated: January 23, 2007	By: William F. Pass, Vice President and
Chief Financial Officer

Exhibit 31.1

CERTIFICATION
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

          I, ROBERT R. MCEWEN, certify that:

          1.      I have reviewed this Quarterly Report on Form 10-QSB/A of U.S. Gold Corporation (the “Company”) for the quarter ended September 30, 2006;

          2.      Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

          3.      Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

          4.      The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

                    a.      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

                    b.      Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                    c.      Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

                    d.      Disclosed in this Report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

          5.      The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

                    a.      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

                    b.      Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

          Dated: January 23, 2007.

/s/ Robert R. McEwen
Robert R. McEwen, Chief Executive
Officer and Chairman

Exhibit 31.2

CERTIFICATION

Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

          I, WILLIAM F. PASS, certify that:

          1.      I have reviewed this Quarterly Report on Form 10-QSB/A of U.S. Gold Corporation (the “Company”) for the quarter ended September 30, 2006;

          2.      Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

          3.      Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

          4.      The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

                    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

                    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                    c. Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

                    d. Disclosed in this Report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

          5.      The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

                    a.      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

                    b.      Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

          Dated: January 23, 2007.

/s/ William F. Pass
William F. Pass, Vice President and
Chief Financial Officer

Exhibit 32

CERTIFICATION
Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

          In connection with the Quarterly Report on Form 10-QSB/A of U.S. Gold Corporation, a Colorado corporation (the “Company”) for the quarter ended September 30, 2006 as filed with the Securities and Exchange Commission (the “Report”), each of the undersigned officers of the Company does hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that to the best of our knowledge:

          1.      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          2.      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

          Dated: January 23, 2007.

U.S. GOLD CORPORATION

/s/ Robert R. McEwen
 Robert R. McEwen, Chief
Executive Officer and Chairman of the
Board of Directors

/s/ William F. Pass
William F. Pass, Vice President and
Chief Financial Officer

APPENDIX L

CERTAIN INFORMATION REGARDING TONKIN SPRINGS GOLD PROPERTY
OF U.S. GOLD CORPORATION

DEFINITIONS AND INTERPRETATION

[o] C	degrees Celsius

[o] F	degrees Fahrenheit

allochthonous	formed or produced elsewhere than in its present place

autochthonous	formed or produced in the place now found

CIL	carbon-in-leach

forbs	any nongrass-like plant having little or no woody material

halogeton	type of plant common in dry dessert areas

O-15/TSP-1/TSP-5/Rooster:	names of pits/prospects on the property, from south to north

oz	troy ounce(s)

oz/T	troy ounces per short ton

redox	reduction/oxidation

SAG	semi-autogenous grinding

T	short ton(s)

          Definitions of measured, indicated and inferred mineral resources are those prescribed by NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and conform to the Canadian Institute of Mining, Metallurgy & Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000 (the “CIM Standards”).

TONKIN SPRINGS GOLD PROPERTY, NEVADA

          The scientific and technical information in this Appendix B relating to the Tonkin Springs gold property in Nevada is based on a current technical report in respect of the property filed on SEDAR (www.sedar.com) in accordance with the requirements of NI 43-101 (the “Technical Report”). The Technical Report was prepared by Richard M. Gowans and Alan Noble at Micon International Limited. Both Mr. Gowans and Mr. Noble are qualified persons under NI 43-101.

          U.S. shareholders are cautioned that, although National Instrument 43-101 requires disclosure in Canada of measured, indicated and inferred mineral resources, the SEC does not recognize these classification categories for U.S. reporting purposes.

Property Description and Location

          Tonkin Springs is a gold project owned by Tonkin Springs LLC (“TSLLC”), which is wholly owned by U.S. Gold. Tonkin Springs is located in the Battle Mountain — Eureka Trend approximately 72 kilometers (45 miles) northwest of the town of Eureka in Eureka County, Nevada, and has licences for a total area of approximately 36 square miles. Currently, the property is comprised of 1,182 unpatented claims and 33 mill site claims, and has an integrated milling facility and support facilities on approximately 23,640 acres (9,567 hectares) of land administered by U.S. Bureau of Land Management (“BLM”), Battle Mountain Field Office, Nevada. The property has been surveyed as per the Nevada State legal requirements.

          Obligations that must be met to retain the property include annual claim maintenance fees to the BLM of $125 per claim per year and additional fees to Eureka County of $8.50 per claim per year (2005 assessment year fee rate). Other obligations include obtaining and maintaining all necessary regulatory permits and any mining lease requirements, such as lease and option payments to claim owners. The rights to the unpatented lode claims and mill sites continue on an annual basis so long as the obligations are met to maintain the validity of the claims. As the owner or lessee of the claims. U.S. Gold is allowed to explore, develop and mine the property, subject to procurement of required operating permits and approvals, compliance with applicable federal, state and local laws, regulations and ordinances.

          The unpatented claims at Tonkin Springs are contiguous with the exception of four claims where the support facilities are located. Of the 1,182 unpatented lode claims, 269 are leased from the claimants, the remaining 913 unpatented lode claims and all of the 33 mill sites are held by U.S. Gold which has the right to mine minerals from these claims and to use the surface for mining related activities.

          Of the 1,182 unpatented lode mining claims, 269 claims cover the lease at Tonkin North, and are owned by unaffiliated parties. The term of this lease expires January 1, 2009 and may be extended from year to year, up to a maximum term of 99 years, by production from the leased claims. The Tonkin North lease requires payment of an annual advance royalty in the amount of $150,000, or the value of 455 ounces of gold, whichever is greater, due in January of each year. The lease also requires production royalties of 5% of the gross sales price of gold or silver but provides for recapture of annual advance royalties previously paid. The existing balance of the advance royalties, after recognition of the January 2006 payment, is approximately $3.2 million. Although not set out in the Technical Report certain of the claims which are included in the Tonkin North lease are also subject to a 1% net smelter return royalty payable to Precambrian Exploration, Inc. after $15 million in gross revenues are realized from the claims. An annual work commitment is required in respect of these claims with an annual report submitted to the lessors summarizing the work completed. The lease includes a defined area of interest extending from the boundaries of certain claims; any claims within this area of interest that are acquired through staking or joint ventures with other property owners fall under the parameters of this lease.

          The remaining aggregate of 913 of the unpatented lode mining claims, as well as 33 millsites claims, are owned by U.S. Gold. A total of 317 of these claims are subject to a royalty of 2% of net smelter returns, which becomes payable to Precambrian Exploration, Inc. after $50 million in gross revenue is realized from the claims. Precam-brian Exploration, Inc. is an unaffiliated third party and predecessor holder of the claims. Precambrian may elect to receive its royalty in kind in the form of gold and silver.

          In 1994, in addition to the 1,182 claims, 215 claims covering approximately 4,400 acres adjacent to the Tonkin Springs property were acquired from United States Exploration Inc., an unaffiliated third party. The claims are subject to a royalty of 1% of net smelter returns for gold when the indexed price of gold is $350 per ounce or more, and a royalty of 1% of net smelter returns for silver when the indexed price of silver is $3.50 per ounce or more. No royalties are payable at lower indexed prices. The indexed prices shall reflect adjustments based on the Producer’s Price Index, sub-index Finished Goods Excluding Foods, as published by the United States Department of Commerce. Of the total of 1,215 mining claims encompassing the Tonkin Springs, 381 are not subject to any royalties.

          In May 2005, the Nevada Division of Environmental Protection (“NDEP”) issued a notice of alleged violation under the mine permit relating to disturbances at a portion of the property where mining was formerly conducted. As a result, U.S. Gold is under a compliance order to submit and implement a final closure plan for certain of the disturbances by August 2006. U.S. Gold has budgeted approximately $1.6 million to be spent in 2006 to complete these reclamation programs and is working with the NDEP to address the terms of the order and the deadline. U.S. Gold also plans to update the remaining plan of reclamation to include updated cost estimates and possibly an accelerated completion schedule.

          Past mining activities at Tonkin Springs which may give rise to other obligations include a mill and associated tailings storage impoundment, which will ultimately require closure and reclamation; exposed sulfide bearing rocks located in the upper benches of TSP-1, which are generating a small amount of acidic waters that are high in metals; water captured in TSP-5 pit, which is neutral and high in metals; existing waste rock dumps that require re-grading and reclamation; the existing gold heap leach pad, which must be closed and reclaimed; and, roads related to the past mining operations and exploration, which must be reclaimed.

          Various permits have been issued in connection with ongoing activities at the Tonkin Springs project. An exploration permit has been issued by the BLM and is jointly monitored by BLM and the NDEP. There is also a water pollution control permit, two permits for reclamation, an air quality permit and plan of operations for the property.

          Under a plan submitted for the exploration permit, the BLM holds bonds totaling $2,891,033 to secure the reclamation obligation. The most significant bond, in the amount of $2,856,633, covers reclamation of the mined area. A review and update of the plan of operations and reclamation plan is anticipated to be completed in the third quarter of 2006 which may result in an increase to the current reclamation cost estimate and the corresponding bonding requirement. Changes to the reclamation plans are submitted contemporaneously to both the NDEP and the BLM and require their review and approval. Before U.S. Gold’s expanded exploration activities can be pursued, existing permits may need to be modified or new ones obtained.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Tonkin Springs property is located in the Simpson Park Mountains area approximately 72 kilometres (45 miles) northwest of Eureka in Eureka County, Nevada, at an elevation of 6,700 ft above mean sea level. The site is accessible by a paved all-weather road, Highway 278, and then approximately 24 miles of county maintained gravel road into the site. The property is accessed by one of two country roads, from the Nevada State Road 278. The county gravel roads to the site are maintained by Eureka County and are periodically graded as required to provide good access. Topography varies from moderately flat to moderately steep.

          Surface rights applicable to mining claims allow development and extraction from those claims. Certain locations are subject to restrictions or obligations associated with historical Native American cultural sites, however, none of the currently identified mineralized areas are affected by those sites.

          In general, the area is characterized by hot summers and cold winters with monthly average maximum and average minimum temperatures ranging from 82 3F (283C) to 7 3F (-143C). The hottest month is July and the coldest is January. The average annual precipitation on site is estimated to be 11.3 inches. The estimated 24-hour precipitation event for a 100 year return period is 2.8 in. Evaporation in the area is significant with the average annual potential evaporation estimated at 62.6 inches.

          The Tonkin Springs property has been a producing mine for two periods during its life. The existing site includes an established mine infrastructure and adequate ancillary services and facilities to support the majority of the requirements for the project exploration and development activities. The existing infrastructure that is available includes water supply, storage and distribution, sewage disposal, campsite, fuel storage and distribution, grid and emergency power supply and distribution. Existing facilities include an administration building, truck shop, assay laboratory, warehouse and plant maintenance shop.

          Native vegetation in the project area is characterized by sagebrush/bunch grass communities with Sandberg bluegrass, Thuber needlegrass, bottlebrush squirreltail and Pinyon/Juniper. Due to considerable grazing pressures from domestic livestock in years past, much of the native vegetation has degenerated to degraded stands of sagebrush with an understory of cheatgrass in the more hilly areas, or halogeton, or other annual forbs, on the lowlands.

History

          Exploration and other mineral-related activities have occurred at the Tonkin Springs property area since the 1950’s. The first claims staked for gold in the area include those located by Homestake Mining Company and an individual prospector in 1966 in the “Rooster” area that is now part of the Campbell-Simpson lease area.

          Between 1966 and 1985, several companies including Homestake Mining Company (“Homestake”), Placer Amex, American Selco, Chevron Resources, Earth Resources, Freeport Exploration Energy Reserves Group and Mineral Ventures, Inc. (subsequently Precambrian Exploration, Inc. (“PEX”)) conducted exploration. Their activities included road building, surface sampling and drilling on portions of the property. In 1985, U.S. Gold Corporation (named Silver State Mining Corporation at that time) joint ventured the property with PEX forming Tonkin Springs Gold Mining Company (“TSGMC”). In 1987, U.S. Gold bought out PEX’s interest.

          Between 1985 and 1988, TSGMC built and operated an oxide heap leach operation and in late 1989, completed construction of a 1,500 ton-per-day milling facility at the Tonkin Springs property, designed to process sulphide gold mineralization through the use of bacterial oxidation and cyanidation technology. Due to severe liquidity problems, the plant and associated infrastructure was decommissioned in June, 1990. Apart from the SAG mill, which has been removed, the infrastructure is complete and in good condition, and can be put back into production with a minimum of refurbishment.

          From 1991 to 1999, U.S. Gold joint-ventured the project with various parties, including Homestake Mining Company, Gold Capital Corporation and finally Agnico-Eagle Mines Ltd. (“Agnico-Eagle”). An outcome of all of these joint ventures was a combination of all the Tonkin Springs assets and properties into TSLLC.

          In March, 2003, BacTech Mining Corporation (“BacTech”) signed a Letter of Agreement with U.S. Gold to purchase 55 per cent of TSLLC. BacTech issued a feasibility study in May 2004 which recommended the open-pit mining and processing of both oxide and sulphide mineralization using proprietary bacterial vat-leach technology. Due to timing and money constraints, BacTech decided not to pursue production at the project, returning the property to U.S. Gold in 2004.

          In mid-2005, Robert McEwen purchased a significant stake in the company, with the previous management team retiring. Under the guidance of new management, the property development has shifted away from production, back into a property-wide exploration focus with the objective of identifying additional Carlin-style mineralization targeting lower plate rocks at depth.

          During 1985 through 1988, approximately 26,029 oz of gold from an oxide ore heap leach was produced from about 871,000 Tof ore from an oxide cap overlying the current sulphide resource in TSP-1 and several other smaller oxide orebodies in the same vicinity. In 1989, oxide ore from the Rooster deposit was processed through the CIL portion of the mill producing 1,753 oz of gold. In 1990, using the bio-oxidation and CIL circuits of the mill, 2,735 ounces of gold were produced from approximately 70,000 T of sulphide ore mined from the TSP-1 deposit. A total of approximately 30,517 ounces of gold have been produced at Tonkin Springs to date.

Geological Setting

Regional Setting

          The Tonkin Springs Mining District (the “Tonkin District”) is located in a physiographic region of the Western United States known as the Basin and Range Province. Centred on Nevada and extending from southern Oregon to western Texas, the Basin and Range Province is an immense region of alternating, north-south-trending, faulted mountains and flat, sediment-filled valley floors. It was created approximately 20 million years ago as a result of block faulting during extensional tectonics. At this time the Earth’s crust stretched, thinned, and then, during a period of rifting, broke into some 400 mountain blocks that partly rotated from their original horizontal positions. The Tonkin District is structurally associated with the Cortez Rift within the Battle Mountain-Eureka Trend, a northwest trending structural zone located along the eastern flank of the Simpson Park Mountains.

Local and Property Geology

          The geology in the vicinity of the Tonkin Springs mine is complex both lithologically and structurally. Numerous geologic events ranging in age from Ordovician or older, through the Holocene, are recorded in the rock and structures of the region. The host rocks for the gold mineralization currently identified at Tonkin Springs consist of a sequence of Paleozoic rocks that were subsequently faulted, intruded and mineralized by gold-bearing solutions which originated at depth and migrated up along fracture systems until reaching fractured and/or chemically favourable rock suitable for deposition. Later volcanism, faulting, erosion and sedimentation have affected the mineralized material.

          Movement within the Roberts Mountains Thrust zone (the principal source of Mississippian Antler deformation in the district) separates allochthonous deep-water clastic rocks of the upper plate from autochthonous carbonate rocks lying within the lower plate of the thrust. The dominant structures mapped at Tonkin Springs include a series of high angle northwest trending faults that dissect the range. Crosscutting these are less prominent west-northwest-, north- and northeast-trending high angle faults. The northern Nevada rift passes along the eastern side of the property, as supported by regional geophysical data. West-northwest, east-west and northeast trending folds are also observed in the Tonkin Springs project area. Southeast low angle shearing is evident in pit wall exposures.

Exploration

          The Tonkin Springs property is a former producing mine and has been known for approximately 40 years to host mercury, barite, and gold mineralization. Over the decades, a significant amount of exploration work has been conducted, focusing mainly on shallow oxide and sulphide (refractory) mineralization types. The result of these various exploration programs is a database of drill holes generally clustered in a corridor, from O-15/TSP-1 in the south to Rooster in the north. This “mine corridor” represents a relatively small portion of the surface area of the property, but is the only area extensively drilled. The remainder of the property has received only scattered drilling and exploration.

Mineralization

          Gold mineralization at Tonkin Springs is hosted by strongly decalcified and locally silicified rocks, currently interpreted as being hosted in the upper plate Vinini Formation. The main zones of gold mineralization are hosted by thin bedded carbonaceous siltstones, carbonate rocks and siliceous shales. Sulphide minerals, barite and remo-bilized carbon are associated with the ore zones and silicified carbonate rocks away from and adjacent to the gold mineralization. Gold mineralization is controlled both by high angle structures that served as feeders to the deposits and by stratigraphic and lithologic controls. Ore zones appear to have formed in structural closures or fluid traps, the best apparently being permeable zones sealed laterally by structures and vertically by lithology.

          The mineralization occurs as relatively thin zones conformable with bedding and sill-like intrusive bodies. Typical ore thicknesses are 20 to 50 feet, however larger intercepts have been intersected. The zones have distinct contacts between mineralized and unmineralized material at both the hanging wall and foot wall.

          Microprobe analyses performed on TSP-l unoxidized mineralization indicate that about 75% of the gold occurs in micron sized pyrite and arsenopyrite. The remaining 25% was thought to occur as free gold in silica veinlets, although silica encapsulation has not been documented as a problem. In the siliceous ores at the Rooster Main area gold is recoverable by cyanidation below the redox boundary indicating that gold was localized on fractures. In mineralization hosted by the carbonate-rich Telephone Member, a converse relationship has been noted. Gold occurring above the redox boundary is occasionally only partially cyanide soluble. Dark coloration in material has been shown to be due to abundant, finely disseminated sulphide.

          Sulphide minerals identified by examination of polished sections are pyrite, arsenopyrite, marcasite, realgar, orpiment, sphalerite, and stibnite. Realgar/orpiment, in particular, is closely associated with the gold mineralization. Common secondary minerals at Tonkin Springs are goethite, jarosite, scorodite, and variscite. Barite is widespread throughout the Tonkin Springs area and does not seem to be in strict spatial association with the gold mineralization.

          Zones of mineralization identified to date occur in clusters located along a northwest trend. There is a strong east-northeast component to each of these clusters which possibly represents an east-northeast fold axis created by strike slip faulting along master faults on the eastern and western edges of the range. The increased ground preparation due to folding and the intersection with northwest shearing and thrust faulting appears to be the locus of mineralization. In some instances mineralization is also spatially associated with igneous dikes and sills.

Drilling

          The table below summarizes the drilling on the Tonkin Springs property.

Summary of Drilling at Tonkin Springs

			Total length
Period	Company	No. of holes	(metres)	(feet)	No. of intervals	No. of assays	Drilling type
1966-67	Homestake Mining Co.	10	655	2,147	850	419	Rotary
1970-71	American Selco (Amselco)	4	316	1,035	410	204	Rotary
1974-75	Chevron Resources .	20	1,480	4,854	1,922	951	Rotary
1976	Placer Amex	19	1,601	5,250	1,519	769	Rotary
1978-79	Earth Resources	15	1,087	3,565	699	339	Rotary
1980	Freeport Exploration .	34	2,971	9,745	3,864	1,910	Rotary
1981-84	Precambrian Exploration	421	32,227	105,705	41,861	21,104	Rotary
1985-89	U.S. Gold Corporation.	1,976	97,805	320,802	125,389	61,823	Rotary & Core
1991-92	Homestake Mining Co.	86	7,723	25,332	83,088	17,644	Rotary & Core
1995-98	Gold Capital Corp.	76	1,339	4,392	14,405	2,344	Rotary & Core
1999-2001	Agnico-Eagle/Sudbury Contact	107	19,381	63,570	15,018	7,308	Rotary & Core
2003-04	BacTech	29	2,386	7,825	1,565	189	Rotary & Core
	Total .	2,797	168,970	554,222	290,590	115,004

          Available records indicate that all drilling on the property was conducted using reputable drilling contractors under supervision of experienced geologists, and was performed to industry standards.

Sampling and Analysis

          Exploration work that has been conducted over the years at the Tonkin Springs property, has focused mainly on near-surface oxide and later sulfide mineralization. Most of U.S. Gold’s former partners were focused on defining shallow mineralization with the potential for immediate production of gold and silver from known mineralization and did not conduct significant exploration efforts at significant depth on the Tonkin Springs property. Former partners focused on shallow mineralization included Homestake Mining Co., Amselco, Chevron Resources, Placer Amex, Earth Resources, Freeport Exploration, Precambrian Exploration, US Gold, Gold Capital Corp., and BacTech. Those companies interested in deeper potential included Homestake Mining Co. in the early 1990s and Agnico/Sudbury in 1999-2001. Two companies, Denay (Homestake) and Sudbury (Agnico Eagle) focused on testing deeper styles of mineralization, although each of these two drilling campaigns did not test the property to significant depths. Denay completed 86 exploration drill holes during 1991 and 1992 at a cost of approximately $2.5 million. The average depth of these 86 holes is just under 300 feet. Sudbury completed 107 exploration drill holes during 1999 through October 2001, and the average depth of these holes is just under 600 ft. The most recent drilling was completed by BacTech, with 29 holes drilled during 2003 and 2004, mainly as part of their feasibility studies, targeting resource confirmation and metallurgical testing. The average depth of this drilling is approximately 270 feet.

          Sampling completed by the various companies conducting exploration and development on the project was performed to industry standards at the time by respected industry professionals. Micon International Limited has recommended verification of the drill hole database.

          U.S. Gold has not conducted additional drill sampling on the Tonkin Springs project since coming under new management.

Security of Samples and Sample Preparation and Analysis

          No special procedures were used for security of the samples. This is typical for work completed during the period, 1967 to 1991, which accounted for over 85% of the total drilling.

Mineral Resources

          The most recent mineral resource estimates for the Tonkin Springs deposits, which was published in the “Technical Report on the Tonkin Springs Project, Nevada, U.S.A”, dated May, 2004 (the “May 2004 Technical Report”), are based on resource models that were constructed by Ore Reserves Engineering in 1996, with revision to the O-15 model in 2001 to incorporate new drilling data in that deposit. The mineral envelopes were drawn for the 1996 and 2001 resource models to restrict interpolation within areas that could be classified as at least an indicated resource. The table below presents a summary of the mineral resource estimate.

          Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

          Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part of all of an inferred resource exists, or is economically or legally minable.

Tonkin Springs Mineral Resource Estimate

Cut-Off	Category	Ore type	Tons	Gold grade	Gold
(oz/T)			(Thousands)	(oz/T)	(Thousand oz)
0.018	Measured	Sulphide	2,654	0.066	175.8
0.018	Indicated	Sulphide	20,659	0.044	903.6
0.012	Indicated	Oxide	6,359	0.029	186.3
Total measured and indicated sulphide and oxide .			29,672	0.043	1,265.6
0.018	Inferred	Sulphide	3,466	0.044	152.5

          The resources presented above are categorized as per the CIM Standards. Resource classifications were updated for the May 2004 Technical Report, in order to conform to current CIM Standards. Resources for the Main Zone at TSP-1 were assigned a measured resource class because the mineralization is very continuous and the Main Zone has been drilled with a 75 feet to 100 feet drill hole spacing. The remaining areas are assigned an indicated resource class because of slightly less continuity and/or wider drill hole spacing. A few minor zones with poor continuity were assigned a resource class of inferred. In late 2003, the F-Grid deposit model was reviewed in more detail, and was found to have sufficient continuity and drilling to be upgraded from the inferred to the indicated category.

          Resources were estimated using three dimensional block models to define mineralized envelopes and to estimate gold grade. A five food bench height was used for initial grade modeling for the TSP-1 area including the TSP-1, TSP-6, TSP-8 and O-15 deposits. Adjacent benches from the five foot bench model were averaged to incorporate mining dilution from 10 foot mining benches. Modeling of the F-Grid and Rooster deposits was done using 10 foot benches without the intermediate five foot bench model.

          A 20 foot by 20 foot horizontal block width was used to provide adequate resolution of the geometry of ore zones, which can be as narrow as 50 to 100 feet. A block size of 10 feet horizontal block width was used for the F-Grid deposit to better define the geometry.

Exploration and Development

          U.S. Gold is planning an extensive two-year, property-wide, integrated exploration program at Tonkin Springs, focusing on evaluation of the structural and stratigraphic setting of the project. The program includes a proposed 400,000 feet of drilling and a budget of $25 to $30 million of which $12 million is anticipated to be spent in 2006, subject to the timely obtaining of necessary drill permits and securing of drill rigs and contract personnel. An objective is to identify new mineralization in areas previously untested, targeting deeper mineralization. The program also includes:

  data compilation;

  detailed property-wide geologic mapping;

  structural analysis and interpretation using regional aeromagnetics, remote sensing, and district-scale gravity;

  detailed geophysical surveys including gravity, and possibly induced polarization and magneto-telluric surveys to map specific ore-controlling structures and define the presence of Lower Plate/favourable rock units;

  rock, soil, and drill hole geochemistry to prioritize structural targets; and

  drilling (mainly core drilling, with some reverse circulation) to test targets and concepts defined through this integrated process.

          Management intends that the 2006 proposed program will also include geochemical sampling, geophysical surveys, and remote sensing technologies leading to target definition and drill testing, with an approximate 150,000 feet drill program targeted for 2006. This systematic and integrated approach is anticipated to result in a cost effective use of exploration funds, and has the greatest opportunity to lead to discovery.

APPENDIX M

CERTAIN FINANCIAL STATEMENTS OF U.S. GOLD CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
     U.S. GOLD CORPORATION
Lakewood, Colorado

          We have audited the accompanying consolidated balance sheet of U.S. Gold Corporation as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Gold Corporation as of December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

(signed) STARK WINTER SCHENKEIN & CO., LLP

March 20, 2006
Denver, Colorado

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
     U.S. GOLD CORPORATION
Lakewood, Colorado

          We have audited the accompanying consolidated balance sheet of U.S. Gold Corporation as of December 31, 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has no current source of operating revenues, and needs to secure financing to remain a going concern. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Gold Corporation as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

(signed) STARK WINTER SCHENKEIN & CO., LLP

March 22, 2005
Denver, Colorado

U.S. GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,

	2005	2004	2003 (Restated)
OTHER REVENUE:
Earnest money forfeited	$200,000	$—	$—
Gain on sale of TSLLC interest	—	—	601,924
Interest income	32,032	38,750	30,219
Management fee	330,000	—	—
Realized gain from disposition of shares .	520,428	—	—
Gain (loss) on sale of other assets .	(29,982)	—	4,000
Total other revenue .	1,052,478	38,750	636,143
COSTS AND EXPENSES:
General and administrative .	1,027,194	782,968	492,876
Write-off of purchase price receivable .	182,748	—	—
Property holding costs	761,081	—	443,218
Employment termination payments .	1,423,824	—	—
Stock compensation expense. .	294,400	43,229	290,000
Equity share of subsidiary loss .	58,888	—	—
Realization reserve-stock	168,960	—	363,165
Interest	3,011	1,476	1,635
Accretion of asset retirement obligation	110,243	—	56,583
Depreciation	12,850	4,878	15,404
Total costs and expenses .	4,043,199	832,551	1,662,881
(Loss) before income taxes and cumulative effect of accounting
change .	(2,990,721)	(793,801)	(1,026,738)
Provision for income taxes .	—	—	—
(Loss) before cumulative effect of accounting change	(2,990,721)	(793,801)	(1,026,738)
Accounting change: cumulative-effect gain on implementation of
SFAS 143	—	—	404,000
Net (loss)	$(2,990,721)	$(793,801)	$(622,738)
Basic and diluted per share data:
(Loss) before accounting change
Basic and diluted .	$(0.12)	$(0.04)	$(0.06)
Accounting change
Basic and diluted .	$—	$—	$0.02
Net (loss)
Basic and diluted .	$(0.12)	$(0.04)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION

CONSOLIDATED BALANCE SHEET
December 31,

	2005	2004
		(Restated)

ASSETS
Current assets:
Cash and cash equivalents .	$677,518	$74,988
Interest receivable .	25,667	—
Purchase contract receivable	—	368,524
Other current assets-prepaid expense .	85,483	5,877
Total current assets	788,668	449,389
Property and equipment, net .	53,305	103,914
Investment in Tonkin Springs LLC	—	880,840
Restrictive time deposits for reclamation bonding	2,937,746	—
Other assets:
Inactive milling equipment	777,819	—
Long-lived asset-asset retirement .	942,924	—
Prepaid insurance	29,970	—
Other assets	10,118	700
Total other assets	1,760,831	700
TOTAL ASSETS	$5,540,550	$1,434,843
LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$96,794	$10,446
Installment purchase contracts .	97,303	24,136
Reclamation plan cost (reclamation obligation)	1,597,032	—
Total current liabilities	1,791,129	34,582
Installment purchase contracts, long-term	16,083	59,854
Related party payables, long-term .	—	510,449
Retirement obligation .	1,127,689	—
Other permit obligations .	72,510	—
Total liabilities	3,007,411	604,885
Commitments and contingencies .	—	—
Shareholders’ equity:
Common stock, no par value, 250,000,000 shares authorized; 33,296,755 and 20,457,010 shares issued and outstanding at December 31, 2005 and
2004 .	40,465,813	35,771,911
Accumulated (deficit) .	(37,932,674)	(34,941,953)
Total shareholders’ equity	2,533,139	829,958
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY .	$5,540,550	$1,434,843

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 (Restated) and 2003 (Restated)

	Shares	Common Stock	Accumulated (Deficit)	Total
Balance, December 31, 2002 .	16,453,533	$34,194,096	$(33,525,414)	$668,682
Sale of shares for cash at $.45/share, plus
adjustment of $.29/share	1,000,000	740,000	—	740,000
Penalty forgiven with warrant re-pricing. .	—	25,500	—	25,500
Issuance of shares in exchange for GRC
shares at $.54/share	672,528	363,165	—	363,165
Exercise of stock options at $.16/share .	1,063,128	1,600	—	1,600
Treasury shares cancelled	(235)	(101)	—	(101)
Net (loss)	—	—	(622,738)	(622,738)
Balance, December 31, 2003 .	19,188,954	35,324,260	(34,148,152)	1,176,108
Exercise of stock warrants at $.30/share .	428,572	128,571	—	128,571
Sale of shares for cash at $.50/share .	200,000	100,000	—	100,000
Sale of shares for cash at $.724/share .	100,000	72,350	—	72,350
Sale of shares for cash at $.475/share .	200,000	95,000	—	95,000
Value assigned to warrants .	—	21,800	—	21,800
Exercise of stock options at $.16/share .	340,000	30,400	—	30,400
Treasury shares cancelled	(516)	(470)	—	(470)
Net (loss)	—	—	(793,801)	(793,801)
Balance, December 31, 2004 .	20,457,010	35,771,911	(34,941,953)	829,958
Shares issued for cancellation of warrants
at $.47/share	120,000	56,400	—	56,400
Shares issued for cancellation of warrants
at $.40/share	145,000	58,000	—	58,000
Share grants to directors at $.40/share	450,000	180,000	—	180,000
Share grants to executive officers at
$.39/share	1,025,000	399,750	—	399,750
Sale of shares for cash at $.36/share .	11,100,000	4,000,000	—	4,000,000
Treasury shares cancelled	(255)	(248)	—	(248)
Net (loss)	—	—	(2,990,721)	(2,990,721)
Balance, December 31, 2005 .	33,296,755	$40,465,813	$(37,932,674)	$2,533,139

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004	2003
			(Restated)

Cash flows from operating activities:
Cash paid to suppliers and employees	$(2,630,620)	$(853,033)	$(1,253,584)
Ernest money payment	200,000	—	—
Interest received	6,365	56,108	3,047
Interest paid	(3,011)	(1,476)	(1,635)
Income taxes paid	—	—	—
Cash (used in) operating activities	(2,427,266)	(798,401)	(1,252,172)
Cash flows from investing activities:
BacTech purchase price payments .	185,776	318,892	1,000,000
Increase to restricted time deposits	(1,118,733)	—	—
Capital expenditures .	(55,067)	(101,507)	—
Sale of assets	10,000	—	4,000
Cash (used in) provided by investing activities	(978,024)	217,385	1,004,000
Cash flows from financing activities:
Sale of common stock for cash .	4,000,000	374,492	450,000
Purchase of treasury stock	(248)	(470)	—
Advances to GRC	—	—	(30,000)
Repayment of advances from GRC	—	—	30,000
Proceeds from (payments) on installment purchase contracts .	8,068	83,990	(8,273)
Cash provided by financing activities	4,007,820	458,012	441,727
Increase (decrease) in cash and cash equivalents	602,530	(123,004)	193,555
Cash and cash equivalents, beginning of year	74,988	197,992	4,437
Cash and cash equivalents, end of year	$677,518	$74,988	$197,992

Reconciliation of net (loss) to cash (used in) operating activities:
Net (loss)	$(2,990,721)	$(793,801)	$(622,738)
Items not providing/requiring cash:
Management fee paid with GRC shares	(320,000)	—	—
Realized gain from GRC shares	(520,428)	—	—
Gain on sale of interest in TSLLC to BacTech .	—	—	(601,924)
Equity share of GRC loss	58,888	—	—
Non-cash portion of employment termination expense .	433,400	—	—
Write-off of BacTech purchase price receivable	182,748	—	—
Loss on sale of asset. .	29,982	—	—
Interest income	(25,667)	—	(17,358)
Stock compensation expense	294,400	43,229	290,000
Realization reserve-GRC stock	168,960	—	363,165
Cumulative-gain-implementation of SFAS 143 .	—	—	(404,000)
Accretion of asset retirement obligation-SFAS 143	110,243	—	56,583
Depreciation	12,850	4,878	22,297
(Increase) decrease in other assets related to operations	22,341	(623)	7,225
Increase (decrease) in liabilities related to operations .	115,738	(52,084)	(345,422)
Cash (used in) operating activities	$(2,427,266)	$(798,401)	$(1,252,172)

Non-cash financing and investing activities:
Net assets received from BacTech withdrawal from TSLLC	$757,035	$—	$—

Payments pursuant to employment termination agreements with GRC common stock .	$612,580	$—	$—

Stock issued to RMB in exchange for GRC shares	$—	$—	$363,165

Net assets transferred to BacTech in purchase	$—	$—	$1,076,582

Purchase contract receivable .	$—	$—	$87,416

TSLLC investment .	$—	$—	$880,840

Exercise of stock options utilizing cashless exercise	$—	$24,000	$106,313

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.	Summary of Significant Accounting Policies

Basis of Presentation: U.S. Gold Corporation (the “Company”) was organized under the laws of the State of Colorado on July 24, 1979. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

Reclassifications: Certain adjustments have been made in the financial statements for the years ended December 31, 2004 and 2003, to conform to financial statement presentation for the year ended December 31, 2005. On November 14, 2005, the shareholders of the Company approved an amendment to the articles of incorporation increasing the authorized capital from 35,000,000 shares of $0.10 par value common stock to 250,000,000 shares of no par value common stock. All presentations have been restated to reflect these changes to the capital of the Company.

Basis of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Statements of Cash Flows: The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Property and Equipment: Office furniture, equipment and vehicles are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Exploration and Development Costs: Costs of acquiring mining properties and any exploration and development costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

Depreciation: Depreciation of office furniture, equipment and vehicles is computed using straight-line methods. Office furniture, equipment and vehicles are being depreciated over the estimated economic lives ranging from 3 to 5 years.

Property Retirement Obligation: The Company implemented SFAS 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Ongoing environmental and reclamation expenditures are credited to the asset retirement obligation as incurred to the extent they relate to asset retirement obligation and to expense to the extent they do not so apply.

Stock Option Plans: The Company applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options issued to employees as the exercise price of the Company’s stock options granted equals or exceeds the market price of the underlying common stock on the date of grant.

SFAS 123, “Accounting for Stock-Based Compensation,” requires the Company to provide pro forma information regarding net income as if compensation costs for the Company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

Revenue Recognition: Gains on the sale of mineral interests, if any, includes the excess of the net proceeds from sales over the Company’s net book value in that property. Generative exploration program fees, received as part of an agreement whereby a third party agrees to fund a generative exploration program in connection with mineral deposits in areas not previously recognized as containing mineralization in exchange for the right to enter into a joint venture in the future to further explore or develop specifically identified prospects, are recognized as revenue in the period earned.

Management contract fees are recognized as revenue earned is determined to be realizable. Sales revenue is recognized upon the production of metals having a fixed monetary value. Metal inventories are recorded at estimated net realizable value, except in cases where there is no immediate marketability at a quoted market price, in which case they are recorded at the lower of cost or net realizable value.

Per Share Amounts: SFAS 128, “Earnings Per Share,” provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (25,931,172 for 2005, 20,028,173 for 2004 and 17,696,098 for 2003). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. As of December 31, 2005, 2004 and 2003, warrants and options are not considered in the computation of diluted earnings per share as their inclusion would be antidilutive.

Income Taxes: The Company accounts for income taxes under SFAS 109, “Accounting for Income Taxes.” Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Business Risks: The Company continually reviews the mining risks it encounters in its operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. The Company’s operations have been and in the future may be, affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The Company’s business is subject to extensive license, permits, governmental legislation, control and regulations. The Company endeavors to be in compliance with these regulations at all times.

Use of Estimates: The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: SFAS 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2005.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, interest receivable, accounts payable, and installment purchase contracts. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand. The carrying value of the Company’s long-term purchase contracts approximates fair values of similar debt instruments.

Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, “Inventory Costs.” This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its operations, but believes that it will not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non monetary Assets — an amendment of APB Opinion No. 29.” This Statement amended APB Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this Standard is not expected to have any material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment.” This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) which provides guidance regarding the interaction of SFAS 123(R) and certain SEC rules and regulations. The new guidance includes the SEC’s view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123(R)’s implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term ‘conditional asset retirement obligation’ as used in SFAS 143 “Accounting for Asset Retirement Obligations,” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005.

The Company does not believe that FIN 47 will have a material impact on its financial position or results from operations.

In August 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” This statement applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions, and it changes the requirements for accounting for and reporting them. Unless it is impractical, the statement requires retrospective application of the changes to prior periods’ financial statements. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

2.	Tonkin Springs Project

The Company owns 100% of Tonkin Springs LLC, a Delaware limited liability company (“TSLLC”) which, in turn, owns the Tonkin Springs gold mine property located in Eureka County, Nevada.

The Company intends to initiate an exploration program at the Tonkin Springs project commencing in 2006 subject to receipt of necessary governmental permits.

Effective May 12, 2005, BacTech Nevada Corporation, a Nevada corporation and subsidiary of BacTech Mining Corporation (“BacTech”), a Canadian corporation based in Ontario, withdrew from TSLLC and its 55% interest reverted back to the Company. BacTech withdrew from TSLLC as provided in the TSLLC agreements dated July 31, 2003, and the Company assumed responsibilities for management and funding for the project.

At December 31, 2004, the Company owned 45% of TSLLC. Effective July 31, 2003, the Company sold a 55% equity ownership interest in TSLLC to BacTech and BacTech then assumed management and funding responsibilities for TSLLC until their withdrawal effective May 12, 2005.

The purchase price for BacTech Nevada’s equity ownership interest in TSLLC was $1,750,000 at July 31, 2003. BacTech Nevada paid a total of $1,375,000 of the purchase price through December 31, 2004 with the remaining $375,000 scheduled to be paid in monthly payments through June 2005. The present value of the $1,750,000 purchase price payments of BacTech Nevada at July 31, 2003 was $1,678,506. The sale to BacTech Nevada resulted in a gain of $601,924 in 2003. In 2003, BacTech also reimbursed the Company for all holding costs at the Tonkin Springs property from March 25, 2003 through July 31, 2003 of approximately $68,500.

At December 31, 2004 TSLLC, on a 100% basis, had total assets of $6,980,165, liabilities and obligations of $1,817,578 and equity of $5,162,587. The Company’s equity account is $5,465,907 and BacTech Nevada’s is $(303,320). For the year ended December 31, 2004, total expenses of TSLLC were $2,645,203 which included $121,442 in accretion expense related to asset retirement obligation, exploration costs of $1,714,961, and property holding and other costs of $808,800. Since BacTech Nevada was funding all costs, BacTech Nevada’s members’ equity account is credited for its funding and charged for 100% of the results of operations as provided in the TSLLC agreements.

On September 30, 2004, TSLLC filed an updated reclamation cost estimate with the BLM of $2,856,633 related to existing disturbances for Tonkin Springs. On November 5, 2004, BacTech was notified by the BLM of the need to increase the reclamation bond relating to the Tonkin Springs project by $1,118,733. On March 8, 2005, BacTech was notified that TSLLC was not in compliance with this financial obligation. Subsequent to the withdrawal of BacTech, the Company posted the additional bonding from a portion of the proceeds from the sale of shares of the Company (see Note 3 and 10) and TSLLC is now in compliance with bonding requirements. The Company anticipates completing an updated reclamation cost estimate during the third quarter of 2006 for submission to the BLM by September 30, 2006.

The projected estimate of “Retirement Obligation” for the Tonkin Springs property, reflecting the requirements of SFAS 143 and an update for increase in the current estimated costs of reclamation of approximately $860,000, and changes in the anticipated timing of certain future reclamation costs developed in early 2006, as well as changes to the cost of capital of the Company reflecting the financing transaction closed in February 2006 (See Note 14), totals $2,724,721 as of December 31, 2005. Of this amount, $1,597,032 is budgeted to be expended in certain property reclamation activities during 2006 and has therefore been reflected as a current liability and $1,127,689 is classified non- current. This estimated Retirement Obligation is anticipated to be further revised in the fourth quarter of 2006 when an updated estimate of reclamation obligations is finalized and submitted for regulatory review including the BLM as noted above. This submission is anticipated to be made in September 2006 and may include changes to estimated costs as well as the expected time frames for actual reclamation activities at the Tonkin Springs property. Actual asset retirement and reclamation, generally, will be commenced upon the completion of operations at the property.

The following is a reconciliation of the aggregate of asset retirement obligation projected for books since January 1, 2004:

Asset retirement and reclamation liability — January 1, 2004	$1,193,508
Increase reflecting 2004 updated cost projections	281,620
Accretion of liability at assumed 8.5% annual rate	121,442
Asset retirement and reclamation liability — January 1, 2005	1,596,570
Adjustment at December 31, 2005 reflecting updated cost estimate, cost of capital and timing projections	942,924
Accretion of liability while BacTech was manager.	74,984
Accretion of liability at assumed 17.3% annual rate .	110,243
Asset retirement and reclamation liability-December 31, 2005 .	$2,724,721

The components of the above $942,924 adjustment at December 31, 2005 are as follows:

Decrease in the cost of capital assumption from 17.3% to 8.72% .	$575,200
Increase to estimated reclamation cost .	277,300
Reduction of time frame to complete reclamation from 8.25 years to 6 years from December 31, 2005 .	90,424
Total	$942,924

It is anticipated that the capitalized asset retirement costs will be charged to expense based on the units of production method commencing with gold production at Tonkin Springs. There was no projected adjustment during 2005 for amortization expense of capitalized asset retirement cost required under SFAS 143 since the Tonkin Springs property was not in operation.

When BacTech withdrew from TSLLC in May 2005, the total reclamation bonding was $1,819,013. The Company subsequently increased the restrictive time deposits for reclamation bonding by $1,118,733 for a total of $2,937,746, as required by various governmental agencies.

The purchase price for BacTech’s 55% equity ownership interest in TSLLC was $1,750,000 of which $1,567,252 was paid through May 12, 2005, the date of BacTech’s withdrawal. The Company wrote off and expensed the remaining purchase price receivable from BacTech of $182,748 during 2005. BacTech Nevada has reported that it spent approximately $437,875 on property holding and annual lease payments in 2005 through the effective date of their withdrawal, May 12, 2005. Such amounts are not included in the Consolidated Statement of Operations for the year ended December 31, 2005, since BacTech was responsible for funding.

As set forth under the July 31, 2003, TSLLC agreements, BacTech Nevada was responsible to fund and satisfy all unfunded liabilities to third parties (whether such accrued before or after such withdrawal) arising out of operations conducted subsequent to July 31, 2003, but prior to the date of BacTech’s withdrawal, May 12, 2005. BacTech has guaranteed the performance of BacTech Nevada under the TSLLC agreements. The Company believes it has certain claims against BacTech related to TSLLC related to payments by the Company to vendors of BacTech and other matters. The Company considers collection of any claims against BacTech to be doubtful and has provided a reserve for realization for the entire amount of any such claims at December 31, 2005.

3.	Change in Control

On July 29, 2005, the Company sold an aggregate of 11,100,000 shares of its common stock to Robert R. McEwen for $4,000,000 in cash. Following the closing of this transaction, Mr. McEwen became the Company’s largest shareholder, owning slightly more than 33.3% of its then outstanding stock. With this transaction and Mr. McEwen’s subsequent appointment as Chairman of the Board and Chief Executive Officer, the Company underwent a change in control. Mr. McEwen also nominated a majority of the Company’s Board of Directors.

In a filing with the United States Securities and Exchange Commission, NovaGold Resources Inc., a Nova Scotia corporation with securities traded on the American and Toronto Stock Exchanges (“NovaGold”), reported that it had purchased 5,374,544 shares of the Company’s common stock in two separate private transactions effective July 27, 2005. NovaGold is a natural resource company engaged in the exploration and development of gold properties in North America. As a result of these transactions, NovaGold owns approximately 16% of the Company’s outstanding common stock as of December 31, 2005.

4.	Termination and Other Agreements

As a condition to completion of the McEwen transaction discussed in Note 3 above, and in consideration of prior uncompensated services and termination of outstanding stock options, the Company consummated agreements with each of its then existing executive officers pursuant to which their employment contracts with the Company were terminated (“Termination Agreements”). These Termination Agreements provided for cash payments to the three individuals in the aggregate amount of $1,000,000, issuance of 1,025,000 shares of the Company’s common stock (see Note 10) and distribution of 5,191,352 shares of common stock of Gold Resource Corporation (“GRC”), representing all of the GRC stock owned by the Company prior to the transaction (see Note 6). The GRC stock was valued at $0.118 per share or $612,580, the fair value as determined by an independent third party. The Termination Agreements were effective July 28, 2005.

The Company also issued an aggregate of 450,000 shares of its common stock (see Note 10) to its then-existing four independent members of the Board of Directors as a condition to completion of the McEwen transaction discussed in Note 3 above. These shares were issued under the Company’s Non-Qualified Stock Option and Stock Grant Plan. Outstanding stock options with each of these directors and the three executive officers were also cancelled.

5.	Terminated Proposed Merger

On June 21, 2005, the Company entered into an agreement (the “Romarco Letter Agreement”) with Romarco Minerals Inc. (“Romarco”) which proposed a merger of the Company with both Romarco and Western Goldfields Inc. The Romarco Letter Agreement provided a 30- day “exclusivity period” within which the Company was limited in discussions for a merger or acquisition with any entity other than Romarco, and contemplated that the parties would negotiate a definitive merger agreement. Romarco paid earnest money of $200,000 to the Company with the Romarco Letter Agreement. The exclusivity period expired without Romarco providing the requisite financing to the Company. Following consummation of the McEwen Transaction discussed in Note 3, the Company terminated negotiations with Romarco. The Company, Romarco and Western Goldfields have no further obligations to each other except as provided under confidentiality agreements among and between the parties. The Company recorded the $200,000 earnest money as revenue upon the expiration of the Romarco Letter Agreement.

6.	Gold Resource Corporation

As discussed in Note 3 and Note 4 above, effective July 29, 2005, related to the Termination Agreements, the Company disposed of 5,191,352 shares (approximately 32.65%) of the common stock of GRC, a private Colorado corporation, representing all of the Company’s interest in GRC. The Company’s share of GRC’s net loss for 2005 prior to the disposition of its interest in GRC was $(58,888).

GRC owed the Company $330,000 under a 2002 management contract that expired by its term December 31, 2002, and that amount had not been previously recognized as a receivable or as revenue by the Company until the amount was realized. In June 2005, GRC paid $10,000 of the amount in cash and issued to the Company 1,280,000 shares of GRC stock with an agreed upon value of $0.25 per share in full satisfaction of its obligations under the 2002 management contract. Since the shares of GRC are not publicly traded, the 1,280,000 shares of GRC received in satisfaction of the 2002 management contract were determined by third party evaluation to have a fair value of $151,040 and the Company recorded a reserve for realization of $168,960 related to the value of the 1,280,000 shares during the quarter ended June 30, 2005.

In June 2005, GRC purchased a used truck from the Company for cash of $10,000 which resulted in a loss on disposition of $12,034.

As of December 31, 2004, the Company owned 1,955,676 shares of common stock (approximately 32.3%) of GRC. The shares of GRC are not publicly traded and have been assessed by the Company to have indeterminable market value and have therefore been recorded at a zero basis. GRC has reported audited financial information as of December 31, 2004. GRC had assets of $11,141, total liabilities of $758,476, and shareholders’ (deficit) of $(747,335). For the year ended December 31, 2004, GRC has reported a loss of $(853,666) made up of $257,383 in mineral property exploration and evaluation, $68,951 in property acquisition and related costs, and $377,732 in general and administrative costs and $150,000 in stock compensation. Under equity accounting, the Company has not recorded its share of GRC’s operating losses to date since such recognition would reduce its zero basis investment in GRC to below zero. GRC’s net comprehensive losses for the two years ended December 31, 2004 and 2003 were $(853,666) and $(496,017), respectively, of which the Company’s share is approximately $(292,701) and $(199,994), respectively.

7.	Loan Settlement Agreement with FABC

On February 21, 1992, the Company entered into a Loan Settlement Agreement with its senior secured lender, The French American Banking Corporation (“FABC”). The Company discharged its debt to FABC and terminated all prior security interests related thereto. As part of the consideration to FABC under the Loan Settlement Agreement, Tonkin Springs Gold Mining Company, a wholly-owned subsidiary of the Company (“TSGMC”) entered into an agreement with FABC entitled “Agreement To Pay Distributions,” which requires TSGMC to pay a limited portion of certain distributions from TSVLP to FABC. TSVLP, another subsidiary of the Company, has complete control of such distributions, if any, to TSGMC. Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 in cash or value of asset distributions, as defined in such agreement, received from TSVLP, plus (ii) an amount equal to 50 percent of such retained distributions in cash or value of asset distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder. No payments have been made under this obligation.

8.	Property and Equipment

At December 31, 2005 and 2004, property and equipment consisted of the following:

	2005	2004

Office furniture and equipment .	$45,922	$35,726
Trucks and autos .	38,950	150,182
Other equipment	19,263	6,906
Subtotal .	104,135	192,814
Less: accumulated depreciation. .	(50,830)	(88,900)
Total .	$53,305	$103,914

9.	Income Taxes

In various transactions entered into February 21, 1992 as well as transactions during 2005, the Company had ownership changes, as that term is defined under Section 382 (g), IRC. As a result, the tax net operating loss carry forwards and the investment tax credit carry forwards are subject to annual limitations under Section 382 IRC, following the date of such ownership change. Except as noted below, the Company will receive delayed future benefits from net operating loss carryforwards or investment tax credit carryforwards existing as of the dates of the ownership change. At December 31, 2005, the Company estimates that tax loss carry forwards to be $12,447,000 expiring through 2025.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004, are presented below:

	2005	2004
Deferred tax assets:
Alternative minimum tax credit carryforward	$11,200	$11,200
Reclamation obligation	345,900	114,200
Net operating (loss) carryforward	2,738,200	1,739,100
Capital (loss) carryforward	268,400	268,400
Total gross deferred tax assets.	3,363,700	2,132,900
Less valuation allowance.	(3,249,100)	(2,018,300)
Net deferred tax assets	114,600	114,600
Deferred tax liabilities:
Basis in TSVLP	(114,600)	(114,600)
Total net deferred tax asset .	$—	$—

The Company believes that it is unlikely that the net deferred tax asset will be realized. Therefore, a valuation allowance has been provided for net deferred tax assets. The change in valuation allowance of approximately $1,231,100 for 2005 and $770,800 for 2004 primarily reflects an increase of net operating (loss) carryforwards.

A reconciliation of the tax provision for 2005, 2004 and 2003 at statutory rates is comprised of the following components:

	2005	2004	2003

Statutory rate tax provision on book loss	$(658,000)	$(174,600)	$(137,000)
Book to tax adjustments:
Valuation allowance .	658,000	174,600	137,000
Tax provision	$—	$—	$—

10.	Shareholders’ Equity

On November 14, 2005, shareholders of the Company approved an amendment to the Articles of Incorporation increasing the number of shares of common stock authorized from 35,000,000 to 250,000,000 and eliminating the par value of the shares. The shareholders also approved an increase in the number of shares reserved under the Company’s Non-Qualified Stock Option and Stock Grant Plan (the “Plan”) from 3,500,000 to 5,000,000 shares on November 14, 2005.

As discussed further in Note 3 above, on July 31, 2005, the Company sold 11,100,000 shares of its common stock to a single investor for $4,000,000 in cash. Related to this transaction, the Company issued 450,000 shares of its stock valued at $0.40 per share, or $180,000, to its then four independent directors as a stock grant under the Plan. Directors terminated option agreements for aggregate 450,000 shares of stock. Related to the Termination Agreements with three executive officers discussed further in Note 5, the Company issued 1,025,000 shares of its stock valued at the closing market price on the day of the agreements of $0.39 per share, or $399,750, under the Plan. Those executives terminated option agreements covering aggregate 225,000 shares of stock.

During June 2005, the Company issued 120,000 shares of its stock valued at $0.47 per share, or $56,400 in the aggregate, to an investor in exchange for cancellation of warrants to purchase 100,000 shares of the Company’s stock expiring in June 2006, and settlement of other issues. In July 2005, the Company issued 145,000 shares of its stock valued at $0.40 per shares, or $58,000, in exchange for cancellation of warrants to purchase 145,000 shares of the Company’s stock expiring through June 29, 2006. The Company recorded stock compensation expense of $114,400 related to these transactions. As of December 31, 2005, there are no remaining warrants to purchase shares of the Company’s stock.

Effective February 25, 2004, the Company entered into a Finder’s Fee Agreement with Meridian Capital Ltd. (“Meridian”), a Canadian merchant bank, whereby Meridian agreed to provide consulting services to the Company. With Unit Subscription Agreements, the Company sold Units at $0.90 where each Unit was made up of one share of common stock and one Unit Purchase Warrant. Unit Purchase Warrants are exercisable for 2 years from date of issue and provide that one share of common stock can be purchased for $1.25 plus four (4) Unit Purchase Warrants for up to 25,000 shares of common stock. Through the March 12, 2004 termination date of the Meridian agreement, the Company raised net proceeds of $72,350 through the sale of 100,000 Units. Meridian was paid a fee of 8.5% of monies raised through the sale of Units plus $10,000 for expenses, and warrants exercisable for 2 years to purchase 20,000 shares of the Company (equal to 20% of the Units sold) at a warrant exercise price of $0.90 per share (the “Meridian Warrants”). No value was assigned to the Unit Purchase Warrants since the exercise price of those warrants were above the market price of the common stock at the date of the closing of the transaction. A value of $21,800 was assigned to the Meridian Warrants based on the Black-Scholes pricing model and was recorded as finance fees in the first quarter of 2004. As noted above, the warrants were cancelled during 2005.

In June 2004, the Company sold 400,000 Units, with each Unit consisting of one share of common stock and one Unit Purchase Warrant at $0.50 per Unit. These Unit Purchase Warrants are exercisable for two years from date of issue and provide that one share of common stock can be purchased for $0.80 plus two (2) Unit Purchase Warrants for up to 200,000 shares of common stock. The offering netted $195,000. An independent director of the Company was paid a success fee of $5,000 related to one of these private placement sales of stock. Also during June 2004, warrants to exercise 428,572 shares at exercise price of $0.30 per share were exercised at a reduced price of $0.25 per share for total proceeds of $107,142. The Company agreed to the reduced exercise price to induce the holder to exercise the warrants and recognized stock compensation expense of $21,429 for the reduction of the exercise price of these warrants. As noted above, the warrants were cancelled during 2005.

Also during 2004, options to purchase a total of 340,000 shares at an exercise price of $0.16 per share were exercised. In connection with those transactions, 34,286 option shares were surrendered and cancelled under a cashless exercise to fund the exercise price of 150,000 of the option shares and accrued director fees were reduced for exercise of 190,000 additional option shares. Options to purchase 375,550 shares at exercise price of $0.16 per share expired by their terms during 2004.

On April 30, 2003, the Company and Excalibur Limited Partnership (“Excalibur), an Ontario, Canada limited partnership, agreed to reduce the exercise price of warrants held by Excalibur for the purchase of 428,572 shares of stock of the Company from $.53 per share to $.30 per share (the market price of the shares on April 30, 2003) and to extend the exercise period under the warrants from May 30, 2004 to May 30, 2006. In exchange, Excalibur agreed to forgive current and future penalties incurred by the Company for failure to have an effective registration statement with the Securities and Exchange Commission for the Excalibur purchased shares and warrants completed on May 30, 2002. Penalties forgiven by Excalibur aggregated $25,500 through April 30, 2003, which was credited to common stock.

Exchange of stock for shares in GRC-

Effective September 30, 2003, the Company acquired the 675,676 shares of GRC common stock owned by RMB International (Dublin) Ltd. (“RMB”) in exchange for 672,528 shares of unregistered common stock of the Company valued at $0.54 per share (for an aggregate value of $363,165). This transaction with RMB terminates the “Bring Along Obligation” under a subscription agreement dated May 6, 2002 that included obligations of the Company. The independent directors of the Company unanimously approved this transaction with RMB.

Stock Options-

Stock options have been granted to key employees, directors and others under the Plan. Options to purchase shares under the Plan were granted at market value as of the date of the grant. Effective November 14, 2005, the shareholders of the Company increased the total number of shares under the Plan to 5,000,000. During 2005, stock options were granted to directors, executive officers, and consultants of the Company covering 1,072,000 shares at exercise prices of $2.09 and $2.12 per share.

	Analysis of Stock Options
	2005		2004		2003
	Weighted Average		Weighted Average		Weighted Average
		Exercise		Exercise		Exercise
	Shares	Prices	Shares	Prices	Shares	Prices

Outstanding, beginning of year	675,000	$.50-.86	1,367,695	$.16-.86	2,048,295	$.16
Granted	1,072,000	$2.09-2.12	—	—	675,000	$.50-.86
Exercised .	—		340,000	$.16	1,063,128	$.16
Canceled including through cashless exercise .	675,000	$.50-.86	34,286	$.16	292,474	$.16
Expired	—	—	318,407	$.16	—	—
Outstanding and exercisable, end of year .	1,072,000	$2.09-2.12	675,000	$.50-.86	1,367,695	$.16-.86
Weighted average fair value of Option granted
during year	$2,076,180		$—		$.71

For 2005, the fair value for the options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions: risk-free interest rate of 4.61%; a dividend yield of 0.0%; a volatility factor of the expected market price of the common stock of 1.02; and a weighted-average expected life of the option of 10 years. For 2003, the fair value for the options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions: risk-free interest rate of 5.0%; a dividend yield of 0.0%; a volatility factor of the expected market price of the common stock of 0.97; and a weighted-average expected life of the option of 5 years

The following table summarizes information about stock options outstanding at December 31, 2005 and 2005:

December 31, 2005
Weighted Average
Options Outstanding		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$2.09	200,000	9.8 yrs.	$2.09	200,000	$2.09
$2.12	872,000	9.9 yrs.	$2.12	100,000	$2.12

December 31, 2004
Weighted Average
Options Outstanding		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$.50	100,000	3.2 yrs.	$.50	100,000	$.50
$.56	200,000	3.8 yrs.	$.56	200,000	$.56
$.85	275,000	3.9 yrs.	$.85	275,000	$.85
$.86	100,000	3.2 yrs.	$.86	100,000	$.86

The effect of applying SFAS 123 pro forma net (loss) is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. For purpose of pro forma disclosure, the estimated fair value of the options is charged to expense in the year that the options were granted. In 2004, the Company’s pro forma loss is equal to its net (loss) since no options were granted in 2004. Under the accounting provisions of SFAS 123, the Company’s net loss and net loss per share for 2005 would have been adjusted to the following pro forma amounts:

		Net (loss)
	2005		2003
	As reported	Pro forma	As reported	Pro forma
(Loss) before cumulative effect of accounting change	$(2,990,721)	$(3,328,197)	$(1,026,738)	$(1,389,738)
Accounting change: cumulative-effect gain on Implementation of
SFAS 143	—	—	404,000	404,000
Net (loss) .	$(2,990,721)	$(3,328,197)	$(622,738)	$(985,738)

	Basic and diluted net (loss) per share
	2005		2003
	As reported	Pro forma	As reported	Pro forma

Basic and diluted per share data:
(Loss) before accounting change
Basic and diluted .	$(0.12)	$(0.13)	$(0.06)	$(0.08)
Accounting change
Basic and diluted .	$—	$—	$0.02	$0.02
Net (loss)
Basic and diluted .	$(0.12)	$(0.13)	$(0.04)	$(0.06)

11.	Employee Benefit Plans

On December 10, 1985, the Company’s Board of Directors adopted a Simplified Employee Pension Plan (“SEP”). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the Company’s financial statements as of its fiscal year end. The Company has determined not to make contributions to the SEP for the years ended December 31, 2005, 2004 and 2003. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $40,000 or 25% of that employee’s total compensation.

12.	Rental Expense and Commitments and Contingencies

During the years ended December 31, 2005, 2004 and 2003, the Company had no rental expense under operating leases but had approximately $9,200 in rental expense under other occupancy arrangements for each year. The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties.

13.	Installment Purchase Contracts

The Company has installment purchase contracts aggregating $23,468, due in monthly installments of $715, collateralized by a vehicle bearing an average interest rate of 6 percent per annum. In addition, the Company is financing the cost of an 18-month insurance policy covering directors and officers with monthly installments of $7,761 through November 2006 with an average interest rate of 7.75 per cent per annum. Future maturities under these contracts as of December 31, 2005 are as follows:

2006	$97,303
2007	$7,837
2008	$8,246

14.	Subsequent Events

On February 22, 2006 (the “Closing Date”), the Company completed a $75,150,000 financing transaction (the “Transaction”). One half of the gross proceeds of the Transaction are being held in an escrow account (the “Escrow Funds”) pending satisfaction of the “Release Conditions”, discussed further below. The remaining net proceeds of $34,944,750, after commissions but before deduction of expense of the offering, are unrestricted and were paid to the Company at Closing. The Company believes that the Transaction will adequately fund its operations for two years.

In the Transaction, the Company sold 16,700,000 “Subscription Receipts” at a price of $4.50 each. Each Subscription Receipt is automatically convertible, subject to adjustment and penalties discussed below, without payment of any additional consideration, into one unit (“Unit”). Each Unit will consist of one share of the Company’s common stock and one-half common stock purchase warrant (“Warrant”). Each full Warrant entitles the holder to purchase one share of common stock for $10.00 for 5 years from the Closing Date.

GMP Securities L.P. and Griffiths McBurney Corp. (the “Agents”) assisted the Company in the Transaction under an Agency Agreement. The Company agreed to pay cash commission of 7% to the Agents and to issue compensation options (“Compensation Options”) for their services. The Company also agreed to reimburse the Agents for their reasonable expenses incurred in connection with the offering. One-half of the cash commission was paid on the Closing Date and one-half plus accrued interest will be paid if the escrowed funds are released to the Company. The Company also issued Compensation Options to the Agents which allow them to acquire, for no additional consideration, broker warrants (“Broker Warrants”) which, in turn, allow them to acquire up to 1,002,000 Units at an exercise price of $4.50 per Unit for a period of 18 months from the Closing Date. The Agent shall be entitled to convert up to 501,000 of the Broker Warrants an exercise price of $4.50 per Unit (the “Initial Options”) at any time prior to August 22, 2007 (the “Conversion Deadline”). Any of the Brokers Warrants not so converted, plus any of the remaining 501,000 Compensation Options, will be deemed converted into Units upon satisfaction of the Release Conditions and payment of an exercise price of $4.50 per Unit. Warrants included in the Units allow the Agents to purchase 501,000 shares at an exercise price of $10.00 per share.

The Subscription Receipts were issued pursuant to the terms of a Subscription Receipt Indenture between the Agents and Equity Transfer Services Inc. of Toronto, Ontario, Canada (“ETS”) dated as of the Closing Date. Pursuant to the terms of the Subscription Receipt Indenture, ETS agreed to act as the Company’s agent and registrar for the transfer, exchange and conversion of the Subscription Receipts. ETS will also hold the Escrow Funds in escrow pending satisfaction of the Release Conditions, or return of the Escrow Funds to the subscribers of the Subscription Receipts.

If all the common stock provided under the Transaction are issued, a total of 26,553,000 shares of common stock will have been issued related to the Transaction, exclusive of any penalty or adjustment in connection with the conversion of the Subscription Receipts.

As noted above, $37,575,000 of the gross proceeds of this transaction are being held in escrow pending the satisfaction of the Release Conditions.

The Release Conditions include, among other things, filing of a final prospectus which qualifies the distribution of the Units in Canada, the receipt from the Securities and Exchange Commission of an effective date for a registration statement covering the Units, and the listing of the common stock of the Company on the Toronto Stock Exchange. If the release conditions are not satisfied by February 22, 2007, the escrow proceeds will be returned to subscribers. The remaining subscription receipts will automatically convert into shares of our common stock and warrants not later than August 22, 2007.

The Company has agreed to use its commercially reasonable efforts to satisfy the Release Conditions as soon as possible. If the Release Conditions are satisfied, the Company will receive the balance of the proceeds.

In the event that the Release Conditions are not satisfied on or before February 22, 2006, the Company has agreed that each Subscription Receipt shall be converted into 1.1 share of common stock (instead of one share) and 0.55 Warrants (instead of one-half Warrant).

The Subscription Receipts were sold by the Company in transactions exempt from the registration requirements of the 1933 Act pursuant to Rule 506 of Regulation D and in transactions that did not require registration pursuant to Rule 903 of Regulation S. Each subscriber of the Subscription Receipts in the United States was an “accredited investor” within the meaning of Rule 501. The remainder of the Subscription Receipts were sold to persons who were not in the United States at the time of purchase or who were not U.S. persons as defined in Rule 902.

THE DEPOSITARY FOR THE OFFER IS:

KINGSDALE SHAREHOLDER SERVICES INC.

For Delivery by Mail:	For Delivery by Courier or by Hand:
The Exchange Tower	The Exchange Tower
130 King Street West	130 King Street West
Suite 2950, P.O. Box 361	Suite 2950
Toronto, Ontario	Toronto, Ontario
M5X 1E2	M5X 1C7

THE DEALER MANAGER FOR THE OFFER IS:

GEORGESON SECURITIES	GMP SECURITIES L.P. (Canada
CORPORATION (United States)	and Countries Outside the United States)
17 State Street	145 King Street West
10th Floor	Suite 300
New York, NY 10004	Toronto, Ontario
Telephone: (212) 440-9800	M5H 1J8
Fax: (212) 440-9009	Telephone: (416) 367-8600
Toll Free: 888-301-3244
Fax: (416) 367-8164

THE INFORMATION AGENT FOR THE OFFER	THE INFORMATION AGENT FOR THE OFFER
IN THE UNITED STATES IS:	IN CANADA AND OTHER COUNTRIES
OUTSIDE THE UNITED STATES IS:

The Exchange Tower
17 State Street	130 King Street West
10th Floor	Suite 2950, P.O. Box 361
New York, NY 10004	Toronto, Ontario
M5X 1E2

Any questions and requests for assistance by	Any questions and requests for
White Knight shareholders resident in the	assistance by White Knight Shareholders
United States may be directed to	outside of the United States may be directed to
Georgeson Inc. at the	Kingsdale Shareholder Services Inc. at the
telephone numbers set out below:	telephone numbers set out below:
United States Toll Free Telephone:	Canada Toll Free Telephone:
1-866-425-8280	1-866-639-8026
Fax: (212) 440-9009	Fax: (416) 867-2271
Banks and Brokers call collect: (212) 440-9800	Toll Free Fax: 1-866-545-5580
Outside North America, Banks and Brokers call
collect: (416) 867-2272
E-Mail: contactus@kingsdaleshareholder.com